Annual Report

March 31, 2016

	Ticker							
	Class A	**Class B**	**Class C**	**Class E**	**Class I**	**Class R**	**Class R6**	**Class Y**
Ivy Funds								
Ivy Asset Strategy Fund	WASAX	WASBX	WASCX	IASEX	IVAEX	IASRX	IASTX	WASYX
Ivy Balanced Fund	IBNAX	IBNBX	IBNCX	IVYEX	IYBIX	IYBFX	IBARX	IBNYX
Ivy Energy Fund	IEYAX	IEYBX	IEYCX	IVEEX	IVEIX	IYEFX	IENRX	IEYYX
Ivy Global Natural Resources Fund	IGNAX	IGNBX	IGNCX	IGNEX	IGNIX	IGNRX	INRSX	IGNYX
Ivy LaSalle Global Real Estate Fund	IREAX	IREBX	IRECX		IRESX	IRERX		IREYX
Ivy LaSalle Global Risk-Managed Real Estate Fund	IVRAX	IVRBX	IVRCX		IVIRX	IVRRX		IVRYX
Ivy Real Estate Securities Fund	IRSAX	IRSBX	IRSCX	IREEX	IREIX	IRSRX	IRSEX	IRSYX
Ivy Science and Technology Fund	WSTAX	WSTBX	WSTCX	ISTEX	ISTIX	WSTRX	ISTNX	WSTYX



IVY FUNDS®
THE WORLD COVERED℠

CONTENTS
Ivy Funds

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder,

Despite moderate economic growth in the U.S., financial markets have been volatile, especially in the latter half of the fiscal year. What's causing the fluctuations?

The simple answer is financial markets dislike uncertainty. In recent months we've been faced with significant uncertainty around numerous issues, including:

- Central bank actions;
- politics in the U.S., specifically surrounding the presidential election;
- credit concerns in the energy sector;
- very slow growth in Europe and Japan;
- credit quality issues in important emerging economies, including China;
- the U.K.'s June vote on exiting the European Union;
- fluctuations in currencies.

Amid the uncertain backdrop, the U.S. economic expansion has remained relatively good. Our investment team believes the U.S. is the bright spot, supported primarily by the U.S. consumer, who is benefitting from lower energy prices and lower inflation in general. The improved labor market allows for better demand for cars, homes, furnishings and various consumer goods.

When interest rates in the U.S. will rise, and by how much, remains an area of focus for the financial markets. Markets reacted negatively when the Federal Reserve raised rates slightly in December and seemed to imply more increases were likely. Since then, the Fed seems to have moderated its tightening plans. It's clear the Fed has become attuned to very sluggish global growth. Future rate increases in the U.S. will be very slow to develop, with job growth and inflation being most important determinants of central bank policy. Overseas, the European Central Bank and Bank of Japan are actively engaged in aggressive easing. As yet, these steps are not leading to strengthening economic activity.

China, in the face of economic softening, has turned toward more aggressive stimulus. We believe moderate economic acceleration is likely in China in 2016, which should be beneficial to broader global growth.

While challenges remain, we do see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	03/31/2016	03/31/2015
S&P 500 Index	2,059.74	2,067.89
MSCI EAFE Index	1,652.04	1,849.34
10-Year Treasury Yield	1.78%	1.94%
U.S. unemployment rate	5.0%	5.5%
30-year fixed mortgage rate	3.71%	3.69%
Oil price per barrel	$ 38.34	$ 47.60

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2016.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 7 to the Financial Statements for further information.

	Actual[1]			Hypothetical[2]			
Fund	Beginning Account Value 9-30-15	Ending Account Value 3-31-16	Expenses Paid During Period*	Beginning Account Value 9-30-15	Ending Account Value 3-31-16	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Asset Strategy Fund							
Class A	$1,000	$975.10	$4.94	$1,000	$1,020.00	$5.05	1.00%
Class B**	$1,000	$971.10	$8.77	$1,000	$1,016.11	$8.97	1.78%
Class C	$1,000	$971.30	$8.48	$1,000	$1,016.45	$8.67	1.71%
Class E	$1,000	$975.00	$4.94	$1,000	$1,020.00	$5.05	1.00%
Class I	$1,000	$976.20	$3.66	$1,000	$1,021.33	$3.74	0.73%
Class R	$1,000	$973.30	$6.61	$1,000	$1,018.32	$6.76	1.34%
Class R6	$1,000	$976.90	$2.97	$1,000	$1,022.05	$3.03	0.59%
Class Y	$1,000	$975.20	$4.84	$1,000	$1,020.06	$4.95	0.99%

See footnotes on page 6.

	Actual(1)			Hypothetical(2)			
Fund	Beginning Account Value 9-30-15	Ending Account Value 3-31-16	Expenses Paid During Period*	Beginning Account Value 9-30-15	Ending Account Value 3-31-16	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Balanced Fund							
Class A	$1,000	$1,024.90	$ 5.57	$1,000	$1,019.47	$ 5.55	1.11%
Class B**	$1,000	$1,020.90	$ 9.30	$1,000	$1,015.84	$ 9.27	1.83%
Class C	$1,000	$1,021.00	$ 9.09	$1,000	$1,016.04	$ 9.07	1.79%
Class E***	$1,000	$1,025.30	$ 4.86	$1,000	$1,020.22	$ 4.85	0.96%
Class I	$1,000	$1,026.10	$ 4.25	$1,000	$1,020.80	$ 4.24	0.84%
Class R	$1,000	$1,022.80	$ 7.28	$1,000	$1,017.81	$ 7.26	1.44%
Class R6	$1,000	$1,026.60	$ 3.55	$1,000	$1,021.53	$ 3.54	0.69%
Class Y	$1,000	$1,024.90	$ 5.57	$1,000	$1,019.54	$ 5.55	1.09%
Ivy Energy Fund							
Class A	$1,000	$ 968.50	$ 7.48	$1,000	$1,017.43	$ 7.67	1.51%
Class B**	$1,000	$ 964.00	$11.69	$1,000	$1,013.05	$11.98	2.39%
Class C	$1,000	$ 965.50	$10.71	$1,000	$1,014.13	$10.98	2.17%
Class E***	$1,000	$ 970.00	$ 5.91	$1,000	$1,018.97	$ 6.06	1.21%
Class I	$1,000	$ 970.30	$ 5.42	$1,000	$1,019.47	$ 5.55	1.11%
Class R	$1,000	$ 967.40	$ 8.36	$1,000	$1,016.50	$ 8.57	1.70%
Class R6	$1,000	$ 971.20	$ 4.73	$1,000	$1,020.24	$ 4.85	0.95%
Class Y	$1,000	$ 968.90	$ 6.69	$1,000	$1,018.17	$ 6.86	1.37%
Ivy Global Natural Resources Fund							
Class A	$1,000	$ 967.60	$ 8.56	$1,000	$1,016.26	$ 8.77	1.75%
Class B**	$1,000	$ 962.40	$13.54	$1,000	$1,011.15	$13.88	2.77%
Class C	$1,000	$ 964.40	$11.59	$1,000	$1,013.24	$11.88	2.35%
Class E	$1,000	$ 969.70	$ 6.11	$1,000	$1,018.77	$ 6.26	1.25%
Class I	$1,000	$ 969.50	$ 5.81	$1,000	$1,019.14	$ 5.96	1.17%
Class R	$1,000	$ 967.20	$ 8.66	$1,000	$1,016.19	$ 8.87	1.76%
Class R6	$1,000	$ 971.00	$ 4.93	$1,000	$1,019.96	$ 5.05	1.01%
Class Y	$1,000	$ 968.20	$ 6.99	$1,000	$1,017.92	$ 7.16	1.42%
Ivy LaSalle Global Real Estate Fund							
Class A	$1,000	$1,065.60	$ 7.85	$1,000	$1,017.44	$ 7.67	1.51%
Class B**	$1,000	$1,059.40	$13.18	$1,000	$1,012.25	$12.88	2.55%
Class C	$1,000	$1,058.50	$14.10	$1,000	$1,011.28	$13.78	2.74%
Class I	$1,000	$1,063.90	$ 8.15	$1,000	$1,017.14	$ 7.97	1.57%
Class R	$1,000	$1,062.00	$11.24	$1,000	$1,014.13	$10.98	2.17%
Class Y	$1,000	$1,065.20	$ 7.74	$1,000	$1,017.45	$ 7.57	1.51%
Ivy LaSalle Global Risk-Managed Real Estate Fund							
Class A	$1,000	$1,118.50	$ 8.05	$1,000	$1,017.44	$ 7.67	1.51%
Class B**	$1,000	$1,113.20	$11.94	$1,000	$1,013.67	$11.38	2.27%
Class C	$1,000	$1,113.00	$12.36	$1,000	$1,013.31	$11.78	2.34%
Class I	$1,000	$1,118.50	$ 7.20	$1,000	$1,018.16	$ 6.86	1.37%
Class R	$1,000	$1,115.60	$10.37	$1,000	$1,015.16	$ 9.87	1.97%
Class Y	$1,000	$1,118.10	$ 7.94	$1,000	$1,017.46	$ 7.57	1.51%

See footnotes on page 6.

	Actual[1]			Hypothetical[2]			
Fund	Beginning Account Value 9-30-15	Ending Account Value 3-31-16	Expenses Paid During Period*	Beginning Account Value 9-30-15	Ending Account Value 3-31-16	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Real Estate Securities Fund							
Class A	$1,000	$1,119.10	$ 7.73	$1,000	$1,017.71	$ 7.36	1.46%
Class B**	$1,000	$1,114.00	$12.47	$1,000	$1,013.25	$11.88	2.35%
Class C	$1,000	$1,114.50	$11.52	$1,000	$1,014.15	$10.98	2.17%
Class E	$1,000	$1,119.00	$ 7.63	$1,000	$1,017.76	$ 7.26	1.45%
Class I	$1,000	$1,121.50	$ 5.41	$1,000	$1,019.90	$ 5.15	1.02%
Class R	$1,000	$1,117.70	$ 8.68	$1,000	$1,016.79	$ 8.27	1.64%
Class R6	$1,000	$1,122.20	$ 4.56	$1,000	$1,020.66	$ 4.34	0.87%
Class Y	$1,000	$1,119.90	$ 6.68	$1,000	$1,018.71	$ 6.36	1.26%
Ivy Science and Technology Fund							
Class A	$1,000	$ 983.00	$ 6.44	$1,000	$1,018.52	$ 6.56	1.30%
Class B**	$1,000	$ 979.60	$10.00	$1,000	$1,014.86	$10.18	2.03%
Class C	$1,000	$ 979.90	$ 9.80	$1,000	$1,015.12	$ 9.97	1.98%
Class E	$1,000	$ 982.70	$ 6.94	$1,000	$1,018.00	$ 7.06	1.40%
Class I	$1,000	$ 984.80	$ 4.86	$1,000	$1,020.12	$ 4.95	0.98%
Class R	$1,000	$ 981.90	$ 7.83	$1,000	$1,017.13	$ 7.97	1.57%
Class R6	$1,000	$ 985.60	$ 4.07	$1,000	$1,020.87	$ 4.14	0.83%
Class Y	$1,000	$ 983.60	$ 6.05	$1,000	$1,018.88	$ 6.16	1.23%

Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended March 31, 2016, and divided by 366.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.*

***Class share is closed to investment.*

(1)*This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.*

(2)*This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.*

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.


Michael L. Avery


Chace Brundige


Cynthia P. Prince-Fox

Below, Michael L. Avery, Cynthia P. Prince-Fox and Chace Brundige, CFA, portfolio managers of Ivy Asset Strategy Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2016. Mr. Avery has managed the Fund for 19 years and has 37 years of industry experience. Mr. Avery will retire from the firm effective June 30, 2016. Ms. Prince-Fox and Mr. Brundige became portfolio managers on the Fund on August 4, 2014. Ms. Prince-Fox has 33 years of industry experience and Mr. Brundige has 22 years of industry experience.

For the 12 Months Ended March 31, 2016	
Ivy Asset Strategy Fund (Class A shares at net asset value)	–14.39%
Ivy Asset Strategy Fund (Class A shares including sales charges)	–19.31%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	1.78%
Barclays U.S. Aggregate Bond Index (generally reflects the performance of most U.S.-traded investment grade bonds)	1.96%
Barclays U.S. Treasury Bills: 1-3 Month Index (generally reflects the performance of investment-grade Treasury bills, representing cash)	0.09%
Lipper Alternative Global Macro Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-6.22%

Multiple indexes are shown because the Fund invests in multiple asset classes.

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

An environment of uncertainty, volatility

Fear seemed to be the operative word in 2015 and early in 2016 in global equity, fixed income, and currency markets, though the beginning and end points masked the volatility throughout the fiscal year. The U.S. Treasury 10-year yield began the year at 1.94%, peaking around 2.50% in June 2015 and hitting a trough around 1.63% in February 2016 before ending the fiscal year at 1.78%. Similarly, the S&P 500 Index began and ended the fiscal year at 2059, but had four +10% swings in between.

The U.S. dollar had been in a strengthening trend since the summer of 2014, but began to weaken during the final quarter of the fiscal year. The dollar strengthened broadly against developed market currencies such as the yen, Canadian dollar and the euro, but the currencies of emerging areas such as Russia, Brazil, Thailand, Argentina and Colombia suffered as well. The yen has rallied to start 2016, despite the Bank of Japan moving to a negative interest rate policy in January with the intent of weakening the yen. Similarly, though not as dramatic as the yen, the euro has moved off its lows of November 2015 and onto a slightly stronger trajectory in 2016, even as the European Central Bank continued to cut rates and expand its quantitative easing (QE) facility.

Commodities prices weakened through most of the year, but showed signs of stabilization in the second half of the fiscal year. West Texas Intermediate crude oil prices (the U.S. benchmark) have perhaps found a floor during the first part of 2016, closing below $27 in February, but above $40 at the end of March on reduced supply expectations and a weaker U.S. dollar. Though inflation expectations continue to look well-contained, the consumer price index has trended higher because of energy, and the core measure excluding food and energy is running above the target of 2% because of increases in core goods and housing-related indicators.

Fed funds futures had an interest rate hike priced in from the U.S. Federal Reserve (Fed) during the second half of calendar 2015, though the odds were lower after Greece's "No" vote in its July referendum on austerity and debt relief, and following the market correction after China's yuan devaluation. We had doubts the Fed would be able to begin the normalization process of moving off of the "zero-bound" after seven years, given the macroeconomic risks globally. However, in spite of increasingly volatile markets, the Fed raised its base rate by 0.25% at its December meeting. Several years into the economic cycle, we believe the Fed prefers to build capacity to cut rates in the future, when warranted.

It is impossible to fully know the amount of leverage amassed in the global financial system, though we know there has been massive buildup in debt on emerging market country balance sheets — corporates and sovereigns alike. We think this is not a great recipe and the magnitude of the global impact is one of the most important questions facing investors today. The multiple growth scares during the fiscal year typically gain potency in a highly levered, low-growth world.

As of the end of the fiscal year, the Fed had not acted to raise rates again and softened its rhetoric on what would prompt further hikes. This, combined with a renewed pro-cyclical shift from China, changed the markets' tone in February.

Global growth decelerated to roughly 3% in 2015 and we expect a further slowdown in 2016, with developed market gross domestic product (GDP) growth below 2% and emerging market economies coming in at 3.5-4.0%. The U.S. is likely to continue to lead developed economies, though estimates for the U.S. were revised lower after the final release of fourth-quarter 2015 GDP. Growth in Europe and Japan remains positive, but fails to show signs of real acceleration despite the central bank accommodation in place. The ongoing trends of slower growth and rising debt will continue to magnify the effects of slight changes in the markets' assumptions for global growth.

Cautious approach to the year

The Fund reported a negative return for the fiscal year while its all-equities S&P 500 Index benchmark showed a positive return, although the benchmark's return was significantly less than it reported in the previous three years. The Fund's return also was below the negative return of its Lipper peer group average.

As the fiscal year began, we maintained a somewhat cautious outlook on the markets. This was broadly based on the belief that we remained in a challenging environment of global overcapacity and low demand as well as uncertainty on how markets would react to the potential for higher rates. We continued the process of increasing exposure to the U.S. since we believed it was the best relatively positioned region globally.

Areas of focus during the year included: better-positioned U.S. consumers with cleaner balance sheets, lower energy prices and an improving labor market; an improving housing market helped by increased confidence among Millennials; growing numbers of emerging market consumers and where their money would be spent; and technology that provided companies with improving efficiencies and productivity.

Early in the fiscal year, the Fund benefitted from areas within technology, healthcare and even energy as the equity market began to consolidate into an increasingly smaller number of names. As we moved through the summer of 2015, global growth fears began to crystalize and had a negative impact on the Fund, which had both direct and indirect exposure to emerging markets (albeit lower than one year prior). We began to position the Fund more defensively in response to some of these market gyrations and fears about the timing of the Fed's rate increase by increasing our weighting in cash and U.S. Treasuries.

Relative to the index, the names in the Fund that detracted from performance for the year were primarily in the consumer discretionary, information technology, and industrials sectors. As we repositioned the Fund to be more defensive, we also reduced some of our exposure to names in these sectors in which we had less confidence in their ability to withstand what we considered a shaky environment while tilting our energy weighting toward low-cost producers and service companies and away from the more defensive downstream segment, i.e. refiners. We maintained exposure to companies that we believe have stronger prospects for growth. We also increased our exposure to companies closely tied to the domestic economy, which had been oversold.

Several of the Fund's private investments were detractors from relative performance versus the benchmark index. In addition, debt and equity positions in one investment were sold in fourth-quarter 2015 and another position was sold in first-quarter 2016. The total value of the remaining private securities represented 10.5% of net assets in the Fund at March 31, 2016.

Our cash allocation averaged about 16% during the year, which reduced performance when equity markets rose.

Gold has been a long-term holding in the Fund and one that we view as a currency with a stable "printing press," especially relative to those fiat currencies we seek to hedge. We reduced our exposure by roughly half early in the fiscal year as we grew concerned about the effects of rising bond yields and the end of QE in the U.S. During the final quarter of the fiscal year, we increased our position again. To us, the large fluctuations within the market were evidence of global growth concerns and potential for an eventual increase in money printing.

Derivatives use early in the fiscal year was relatively low and used to opportunistically increase exposure to equities. During the second half of 2015, we opportunistically employed index hedging strategies. That protection was helpful during the large market selloff periods as additional protection in the event of a broader market selloff. During first-quarter 2016, we wound down most of our derivatives exposure. We believe defensive positioning through derivatives is currently expensive on a historical basis. Instead, our current defensive posture is expressed through our holdings in gold, U.S. Treasuries and cash, which we look to opportunistically reinvest in the market as pullbacks occur.

Central bank policy risk

Looking ahead, we think the unintended consequences associated with global central bank policies are a primary risk for the markets and we expect to see increased volatility as central bankers attempt to reconcile a number of uncertainties. Those headwinds include a relatively stronger U.S. economy, but concern regarding the timing of additional rate hikes; the fading effects of easier monetary policy combined with slow growth and mounting global leverage, geopolitical events, and China's growth prospects although that country's economic data have strengthened recently in response to fiscal policy changes to stimulate investment areas within infrastructure.

These headwinds mean growth will be challenged for industries and companies. As such, we remain focused on where in the world we think growth will occur. Many of our holdings from last year remain core holdings in 2016. Our highest conviction names fall into the secular growth category with strong balance sheets that offer optionality of share repurchases, dividends, or acquisitions, along with certain cyclical energy companies.

Emerging market consumers have had a prominent role within the portfolio since the financial crisis — particularly in China — and we continue to believe in their long-term growth as the rise in discretionary income is likely to continue to eclipse that of their developed market counterparts. However, we believe the growth rate for consumption will be slower and, from here, more dependent on structural reforms. In addition, multinationals are seeing increased competition from local companies as quality improves.

Absent a perceived policy mistake (monetary or fiscal) or global shock, the equity markets could experience another year of volatility and bond yields with little movement in one direction or another, particularly at the long end and in spite of the Fed's desire to normalize rates. As a result, equities continue to have the largest weighting within the Fund, albeit at lower levels than a year ago. As a portfolio distinguished by its flexibility to make larger, high-conviction allocations when warranted, we can't help but be wary of the stubbornly persistent headwinds facing the global economy and capital markets.

We recognize our relatively more defensive allocation in the face of rising equity markets may frustrate some shareholders. The increased number of market and economic risks suggest caution as a prudent guide, but a willingness to act at such time when those risks and rewards become more balanced. The Fund changes as the market environment in which we invest changes; it is the hallmark of our flexibility. What remains steadfast is the process we utilize to manage investor money.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Fund may allocate from 0 to 100% of its assets between stocks, bonds and short-term instruments of issuers around the globe and in investments with exposure to various foreign countries. The Fund may also invest in precious metals.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. The value of the Fund's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations.

Fixed-income securities are subject to interest-rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

The Fund may focus its investments in certain regions or industries, thereby increasing its potential vulnerability to market volatility.

The Fund may seek to hedge market risk on various securities, manage and/or increase exposure to certain securities, companies, sectors, markets, foreign currencies and/or precious metals and seek to hedge certain event risks on positions held by the Fund via the use of derivative instruments. Such investments involve additional risks, as the fluctuations in the values of the derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived.

Investing in commodities is generally considered speculative because of the significant potential for investment loss due to cyclical economic conditions, sudden political events, and adverse international monetary policies. Markets for commodities are likely to be volatile and the Fund may pay more to store and accurately value its commodity holdings than it does with the Fund's other holdings.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Asset Strategy Fund's performance.

Ivy Asset Strategy Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	**47.4%**
Consumer Discretionary	10.6%
Information Technology	8.9%
Health Care	8.0%
Consumer Staples	7.2%
Financials	5.3%
Energy	4.5%
Industrials	2.3%
Materials	0.6%
Bullion (Gold)	**6.3%**
Bonds	**21.7%**
United States Government and Government Agency Obligations	14.6%
Corporate Debt Securities	7.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**24.6%**

Lipper Rankings

Category: Lipper Alternative Global Macro Funds	Rank	Percentile
1 Year	309/327	95
3 Year	133/247	54
5 Year	86/167	52
10 Year	3/50	6

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**53.1%**
United States	53.1%
Europe	**12.4%**
United Kingdom	8.3%
Other Europe	4.1%
Bullion (Gold)	**6.3%**
Pacific Basin	**3.4%**
Other	**0.2%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**24.6%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Coca-Cola Co. (The)	United States	Consumer Staples	Soft Drinks
Microsoft Corp.	United States	Information Technology	Systems Software
Kraft Foods Group, Inc.	United States	Consumer Staples	Packaged Foods & Meats
Chipotle Mexican Grill, Inc., Class A	United States	Consumer Discretionary	Restaurants
Philip Morris International, Inc.	United States	Consumer Staples	Tobacco
Media Group Holdings LLC, Series I	United States	Consumer Discretionary	Leisure Products
Allergan plc	United States	Health Care	Pharmaceuticals
Home Depot, Inc. (The)	United States	Consumer Discretionary	Home Improvement Retail
Citigroup, Inc.	United States	Financials	Other Diversified Financial Services
Cognizant Technology Solutions Corp., Class A	United States	Information Technology	IT Consulting & Other Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Asset Strategy Fund

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Ivy Asset Strategy Fund, Class A Shares(1) $16,286
S&P 500 Index $19,687
Barclays U.S. Aggregate Bond Index $16,128
Barclays U.S. Treasury Bills: 1-3 Month Index $11,128
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[(2)]	Class A[(3)]	Class B[(4)]	Class C	Class E	Class I	Class R	Class R6	Class Y
1-year period ended 3-31-16	-19.31%	-18.25%	-15.01%	-19.32%	-14.17%	-14.69%	-14.09%	-14.36%
5-year period ended 3-31-16	0.47%	0.74%	0.93%	0.44%	1.90%	1.29%	—	1.67%
10-year period ended 3-31-16	5.00%	4.94%	4.84%	—	—	—	—	5.62%
Since Inception of Class through 3-31-16[(5)]	—	—	—	4.23%	5.27%	1.85%	-9.63%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-2-07 for Class E shares, 4-2-07 for Class I shares, 7-31-08 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Asset Strategy Fund (in thousands) MARCH 31, 2016

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 0.3%		
Limited Brands, Inc.	355	$ 31,193
Auto Parts & Equipment – 1.7%		
Continental AG (A)	372	84,705
Delphi Automotive plc	1,163	87,211
		171,916
Cable & Satellite – 1.1%		
Comcast Corp., Class A	1,941	118,568
Home Improvement Retail – 1.4%		
Home Depot, Inc. (The) (B)	1,084	144,691
Internet Retail – 0.8%		
Amazon.com, Inc. (C)	145	86,242
Leisure Products – 3.1%		
Media Group Holdings LLC, Series H (C)(D)(E)(F)	640	60,093
Media Group Holdings LLC, Series I (C)(D)(E)(F)	381	151,166
Media Group Holdings LLC, Series T (C)(D)(E)(F)	80	110,007
		321,266
Movies & Entertainment – 0.3%		
Delta Topco Ltd. (C)(D)	718,555	30,671
Restaurants – 1.9%		
Chipotle Mexican Grill, Inc., Class A (C)	340	159,895
McDonalds Corp.	252	31,693
		191,588
Total Consumer Discretionary – 10.6%		**1,096,135**
Consumer Staples		
Brewers – 0.6%		
InBev N.V. (A)	506	62,929
Hypermarkets & Super Centers – 0.6%		
Costco Wholesale Corp.	384	60,524
Packaged Foods & Meats – 1.6%		
Kraft Foods Group, Inc.	2,112	165,934
Soft Drinks – 2.7%		
Coca-Cola Co. (The)	3,988	184,985
PepsiCo, Inc. (B)	859	88,030
		273,015
Tobacco – 1.7%		
ITC Ltd. (A)	4,674	$ 23,167
Philip Morris International, Inc.	1,601	157,104
		180,271
Total Consumer Staples – 7.2%		**742,673**
Energy		
Oil & Gas Equipment & Services – 2.2%		
Halliburton Co.	3,606	128,790
Schlumberger Ltd.	1,363	100,514
		229,304
Oil & Gas Exploration & Production – 2.3%		
Cabot Oil & Gas Corp.	446	10,134
EOG Resources, Inc.	1,301	94,459
Noble Energy, Inc.	2,990	93,929
Pioneer Natural Resources Co.	219	30,802
		229,324
Total Energy – 4.5%		**458,628**
Financials		
Diversified Banks – 1.5%		
Axis Bank Ltd. (A)	8,299	55,659
Banca Intesa S.p.A. (A)	27,226	75,407
Kabushiki Kaisha Mitsubishi Tokyo Financial Group (A)	3,404	15,771
State Bank of India (A)	3,132	9,188
		156,025
Life & Health Insurance – 1.1%		
AIA Group Ltd. (A)	20,435	115,777
Other Diversified Financial Services – 2.7%		
Citigroup, Inc. (B)	3,419	142,726
JPMorgan Chase & Co.	2,213	131,072
		273,798
Total Financials – 5.3%		**545,600**
Health Care		
Biotechnology – 2.5%		
Alexion Pharmaceuticals, Inc. (C)	406	56,482
Amgen, Inc.	819	122,853
Biogen, Inc. (C)	291	75,703
		255,038
Health Care Equipment – 0.5%		
Medtronic plc	736	55,185
Managed Health Care – 0.8%		
Anthem, Inc.	592	82,311
Pharmaceuticals – 4.2%		
Allergan plc (C)	564	151,129
Bristol-Myers Squibb Co.	1,183	75,564
Pfizer, Inc.	3,927	116,396
Shire Pharmaceuticals Group plc ADR	381	$ 65,528
Teva Pharmaceutical Industries Ltd. ADR	341	18,231
		426,848
Total Health Care – 8.0%		**819,382**
Industrials		
Aerospace & Defense – 1.0%		
Lockheed Martin Corp. (B)	466	103,108
Construction & Engineering – 0.5%		
Larsen & Toubro Ltd. (A)	2,726	50,087
Industrial Machinery – 0.8%		
Ingersoll-Rand plc	1,364	84,563
Total Industrials – 2.3%		**237,758**
Information Technology		
Application Software – 2.6%		
Adobe Systems, Inc. (B)(C)	1,449	135,922
Intuit, Inc. (G)	1,238	128,734
		264,656
Data Processing & Outsourced Services – 1.1%		
Visa, Inc., Class A (B)	1,446	110,582
Internet Software & Services – 2.1%		
Alibaba Group Holding Ltd. ADR (C)	1,070	84,598
Alphabet, Inc., Class A (C)	174	132,592
		217,190
IT Consulting & Other Services – 1.3%		
Cognizant Technology Solutions Corp., Class A (C)(G)	2,178	136,584
Semiconductors – 0.0%		
Micron Technology, Inc. (C)	608	6,370
Systems Software – 1.8%		
Microsoft Corp.	3,345	184,759
Total Information Technology – 8.9%		**920,141**
Materials		
Paper Products – 0.6%		
International Paper Co.	1,483	60,842
Total Materials – 0.6%		**60,842**
TOTAL COMMON STOCKS – 47.4%		**$4,881,159**
(Cost: $5,290,764)		

Ivy Asset Strategy Fund (in thousands) MARCH 31, 2016

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Movies & Entertainment – 7.1%		
Delta Topco Ltd., 10.000%, 11-24-60 (D)(G)	$729,133	$729,133
Total Consumer Discretionary – 7.1%		**729,133**
TOTAL CORPORATE DEBT SECURITIES – 7.1%		**$729,133**
(Cost: $735,342)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 0.0%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
5.000%, 5-15-18 (H)	161	6
5.500%, 3-15-23 (H)	189	14
5.500%, 10-15-25 (H)	462	60
5.500%, 1-15-33 (H)	207	37
5.500%, 5-15-33 (H)	365	63
6.000%, 11-15-35 (H)	372	73
Federal National Mortgage Association Agency REMIC/CMO:		
5.500%, 6-25-23 (H)	341	42
5.500%, 8-25-33 (H)	696	110
5.500%, 12-25-33 (H)	158	4
5.500%, 4-25-34 (H)	704	122
5.500%, 8-25-35 (H)	822	147
5.500%, 11-25-36 (H)	1,289	255
Government National Mortgage Association Agency REMIC/CMO:		
7.000%, 5-20-33 (H)	1,673	417
5.500%, 7-20-35 (H)	477	107
		1,457
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.0%		**$ 1,457**
(Cost: $1,442)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Inflation Protected Obligations – 0.7%		
U.S. Treasury Notes, 0.625%, 1-15-26	73,427	76,789
Treasury Obligations – 13.9%		
U.S. Treasury Bonds:		
2.250%, 11-15-25	240,003	249,875
2.875%, 8-15-45	231,941	244,045
3.000%, 11-15-45	127,410	137,598
Treasury Obligations (Continued)		
U.S. Treasury Notes:		
1.625%, 7-31-20	$176,567	$ 180,112
1.750%, 12-31-20	109,676	112,410
1.375%, 1-31-21	135,519	136,540
2.000%, 8-15-25	359,335	366,368
		1,426,948
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 14.6%		**$1,503,737**
(Cost: $1,472,658)		

BULLION – 6.3%	Troy Ounces	
Gold	529	**651,337**
(Cost: $634,439)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (I) – 20.5%		
Abbott Laboratories, 0.360%, 5-10-16	$ 19,200	19,192
Air Products and Chemicals, Inc.:		
0.460%, 4-4-16	27,250	27,249
0.470%, 4-5-16	10,000	10,000
0.380%, 4-18-16	39,750	39,742
Army & Air Force Exchange Service, 0.350%, 4-1-16	4,000	4,000
Baxter International, Inc.:		
0.710%, 4-1-16	12,000	12,000
0.700%, 4-7-16	10,000	9,999
Becton Dickinson & Co.:		
0.760%, 4-4-16	6,000	6,000
0.761%, 4-5-16	19,000	18,999
0.490%, 4-20-16	14,000	13,996
0.500%, 5-3-16	20,000	19,991
Bemis Co., Inc.:		
0.470%, 4-13-16	11,732	11,730
0.470%, 4-14-16	15,000	14,997
BMW U.S. Capital LLC (GTD by BMW AG):		
0.460%, 4-4-16	80,000	79,997
0.370%, 4-13-16	35,000	34,995
0.390%, 4-21-16	30,000	29,993
0.400%, 4-28-16	10,000	9,997
BorgWarner, Inc.:		
0.610%, 4-5-16	10,000	9,999
0.490%, 4-21-16	45,000	44,987
CA GO Notes, Ser B-6 (Taxable), (GTD by Bank of America N.A.), 0.450%, 4-12-16	10,000	9,999
Campbell Soup Co.:		
0.791%, 4-1-16	4,988	4,988
0.791%, 4-5-16	20,000	19,999
Commercial Paper (I) (Continued)		
0.811%, 4-8-16	$20,000	$19,998
0.400%, 4-12-16	10,000	9,999
0.450%, 4-21-16	5,000	4,999
0.460%, 4-25-16	19,000	18,994
0.480%, 5-4-16	15,000	14,993
Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.), 0.410%, 5-4-16	25,000	24,990
Chevron Corp., 0.330%, 4-12-16	14,329	14,327
Clorox Co. (The):		
0.460%, 4-11-16	20,000	19,997
0.470%, 4-13-16	1,800	1,800
0.490%, 4-20-16	12,700	12,697
0.500%, 4-27-16	5,300	5,298
0.510%, 5-18-16	7,000	6,995
Coca-Cola Co. (The), 0.350%, 4-22-16	10,500	10,498
Corporacion Andina de Fomento:		
0.340%, 4-15-16	12,000	11,998
0.370%, 5-2-16	30,000	29,990
DTE Energy Co. (GTD by Detroit Edison Co.):		
0.580%, 4-1-16	5,000	5,000
0.660%, 4-5-16	13,250	13,249
Ecolab, Inc.:		
0.720%, 4-4-16	18,000	17,999
0.470%, 4-13-16	4,000	3,999
0.470%, 4-14-16	10,000	9,998
Emerson Electric Co., 0.300%, 4-12-16	15,000	14,999
Essilor International S.A.:		
0.500%, 4-1-16	35,000	35,000
0.430%, 4-4-16	8,000	8,000
0.380%, 4-18-16	40,000	39,992
0.390%, 4-20-16	10,000	9,998
0.400%, 5-2-16	10,000	9,996
0.430%, 5-26-16	2,100	2,099
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.):		
0.540%, 4-5-16	2,000	2,000
0.460%, 4-11-16	10,000	9,999
0.490%, 4-22-16	15,000	14,996
0.490%, 4-25-16	15,000	14,995
0.500%, 4-28-16	10,000	9,996
HP, Inc.:		
0.831%, 4-4-16	28,000	27,999
0.320%, 4-11-16	50,000	49,995
John Deere Canada ULC (GTD by Deere & Co.):		
0.320%, 4-12-16	5,000	5,000
0.390%, 4-26-16	20,000	19,994
John Deere Financial Ltd. (GTD by John Deere Capital Corp.), 0.410%, 4-28-16	17,000	16,995
John Deere Financial, Inc. (GTD by John Deere Capital Corp.), 0.410%, 5-5-16	14,000	13,994

Ivy Asset Strategy Fund *(in thousands)* MARCH 31, 2016

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (I) (Continued)		
Kroger Co. (The):		
0.550%, 4-1-16	$ 10,000	$ 10,000
0.700%, 4-4-16	17,000	16,999
0.600%, 4-5-16	20,000	19,999
Malayan Banking Berhad (GTD by Wells Fargo Bank N.A.):		
0.400%, 4-14-16	20,000	19,997
0.700%, 5-9-16	7,000	6,997
0.690%, 5-19-16	4,200	4,197
0.540%, 6-16-16	4,500	4,495
McCormick & Co., Inc.,		
0.470%, 4-27-16	10,000	9,997
Medtronic Global Holdings SCA:		
0.630%, 4-4-16	18,000	17,999
0.570%, 4-5-16	55,120	55,117
0.450%, 4-18-16	16,000	15,996
Mondelez International, Inc.:		
0.570%, 4-1-16	10,200	10,200
0.520%, 5-24-16	5,387	5,383
NBCUniversal Enterprise, Inc.:		
0.770%, 4-5-16	5,215	5,215
0.650%, 4-7-16	27,500	27,498
0.460%, 4-11-16	6,000	5,999
Northern Illinois Gas Co.:		
0.500%, 4-4-16	7,000	7,000
0.570%, 4-5-16	41,800	41,797
0.470%, 4-13-16	18,000	17,997
Novartis Finance Corp. (GTD by Novartis AG):		
0.410%, 4-7-16	20,000	19,999
0.350%, 4-18-16	60,075	60,065
0.380%, 5-9-16	24,600	24,590
PACCAR Financial Corp. (GTD by PACCAR, Inc.),		
0.390%, 4-4-16	30,000	29,999
Pfizer, Inc.:		
0.490%, 5-11-16	11,000	10,995
0.390%, 5-23-16	7,000	6,996
QUALCOMM, Inc.,		
0.340%, 4-13-16	10,000	9,999
River Fuel Co. #2, Inc. (GTD by Bank of Nova Scotia),		
0.550%, 4-29-16	20,383	20,376
River Fuel Funding Co. #3, Inc. (GTD by Bank of Nova Scotia):		
0.430%, 4-15-16	16,810	16,807
0.440%, 4-29-16	10,000	9,996
0.520%, 6-1-16	20,317	20,299
Roche Holdings, Inc.:		
0.420%, 4-6-16	105,000	104,994
0.350%, 4-19-16	27,000	26,995
Rockwell Automation, Inc.:		
0.610%, 4-1-16	2,083	2,083
0.360%, 4-11-16	12,000	11,998
0.450%, 4-18-16	22,525	22,520

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (I) (Continued)		
Scotiabanc, Inc. (GTD by Bank of Nova Scotia (The)):		
0.430%, 4-1-16	$50,000	$ 50,000
0.360%, 4-11-16	10,000	9,999
Sherwin-Williams Co. (The),		
0.360%, 4-12-16	15,000	14,998
St. Jude Medical, Inc.,		
0.480%, 4-19-16	30,000	29,992
The Regents of the Univ of CA, Commercial Paper Notes, Ser B (Taxable):		
0.420%, 4-4-16	33,901	33,899
0.460%, 4-11-16	19,000	18,997
United Technologies Corp.:		
0.730%, 4-4-16	25,000	24,999
0.470%, 4-13-16	14,000	13,998
Virginia Electric and Power Co.:		
0.630%, 4-5-16	2,700	2,700
0.450%, 4-19-16	15,000	14,996
0.460%, 4-20-16	14,000	13,996
0.460%, 4-25-16	25,000	24,992
W.W. Grainger, Inc.:		
0.340%, 4-4-16	8,500	8,500
0.340%, 4-14-16	7,569	7,568
0.360%, 4-20-16	15,000	14,997
0.360%, 4-21-16	10,000	9,998
0.370%, 4-27-16	7,500	7,498
Wisconsin Electric Power Co.:		
0.400%, 4-1-16	6,938	6,938
0.490%, 4-5-16	20,000	19,999
Wisconsin Gas LLC:		
0.400%, 4-7-16	12,000	11,999
0.430%, 4-12-16	11,291	11,289
0.440%, 4-14-16	35,000	34,994
		2,105,653
Master Note – 0.0%		
Toyota Motor Credit Corp.,		
0.443%, 4-6-16 (J)	3,062	3,062
Municipal Obligations – 3.4%		
CA GO Bonds, Ser 2004B6 (GTD by U.S. Bank N.A.),		
0.400%, 4-7-16 (J)	21,600	21,600
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (GTD by U.S. Bank N.A.),		
0.360%, 4-1-16 (J)	17,400	17,400
CA Muni Fin Auth, Recovery Zone Fac Bonds (Chevron USA, Inc. Proj), Ser 2010C (GTD by Chevron Corp.),		
0.340%, 4-1-16 (J)	12,386	12,386

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by FNMA),		
0.410%, 4-7-16 (J)	$ 1,443	$ 1,443
City of Whittier, Hlth Fac Rev Bonds (Presbyterian Intercmnty Hosp), Ser 2009 (GTD by U.S. Bank N.A.),		
0.400%, 4-7-16 (J)	27,375	27,375
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2005 (GTD by U.S. Bank N.A.),		
0.410%, 4-7-16 (J)	6,900	6,900
Dev Auth of Monroe Cnty, Pollutn Ctl Rev Bonds (GA Power Co. Plant Scherer Proj), First Ser 2008 (GTD by Georgia Power Co.),		
0.480%, 4-1-16 (J)	24,475	24,475
Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (GTD by U.S. Bank N.A.),		
0.400%, 4-7-16 (J)	19,510	19,510
Greenville Hosp Sys Board of Trustees, Hosp Rfdg Rev Bonds, Ser 2008B (GTD by U.S. Bank N.A.),		
0.400%, 4-7-16 (J)	6,000	6,000
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.),		
0.430%, 4-7-16 (J)	14,000	14,000
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2008B (GTD by U.S. Bank N.A.),		
0.400%, 4-7-16 (J)	1,905	1,905
IL Fin Auth, Var Rate Demand Rev Bonds (The Carle Fndtn), Ser 2009 (GTD by JPMorgan Chase Bank N.A.),		
0.420%, 4-7-16 (J)	855	855
IL Fin Auth, Var Rate Demand Rev Bonds (The Univ of Chicago Med Ctr), Ser D (GTD by JPMorgan Chase & Co.),		
0.350%, 4-1-16 (J)	9,000	9,000
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2012A (GTD by U.S. Bank N.A.),		
0.360%, 4-1-16 (J)	28,600	28,600

Ivy Asset Strategy Fund (in thousands) MARCH 31, 2016

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2014C-C (GTD by U.S. Bank N.A.), 0.360%, 4-1-16 (J)	$10,000	$10,000
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (GTD by Bank of New York (The)), 0.520%, 4-7-16 (J)	6,605	6,605
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds (Air Prods and Chemicals, Inc. Proj), Ser 2007 (GTD by Air Prods and Chemicals, Inc.), 0.390%, 4-1-16 (J)	25,077	25,077
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007B (GTD by Chevron Corp.), 0.380%, 4-1-16 (J)	25,400	25,400
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser A (Taxable), (GTD by Wells Fargo Bank N.A.):		
0.420%, 4-7-16	26,000	25,998
0.410%, 4-14-16	7,000	6,999
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America N.A.), 0.390%, 4-7-16 (J)	5,300	5,300
NYC GO Bonds, Fiscal 2008 Ser L-4, 0.360%, 4-1-16 (J)	13,000	13,000
San Francisco City and Cnty, Pub Util Comnty Water Rev, Series A1T (Taxable), (GTD by Royal Bank of Canada), 0.430%, 5-3-16	$ 5,000	$ 5,000
Santa Clara Cnty Fin Auth, Var Rate Rev Bonds, El Camino Hosp, Ser 2009A (GTD by Wells Fargo Bank N.A.), 0.380%, 4-7-16 (J)	14,751	14,751
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.), 0.460%, 4-7-16 (J)	1,900	1,900
Tuscaloosa Cnty Indl Dev Auth, Gulf Opp Zone Bonds (Hunt Refining Proj), Ser 2011G (GTD by Bank of Nova Scotia), 0.410%, 4-7-16 (J)	6,000	6,000
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron USA, Inc. Proj), Ser 1992 (GTD by Chevron Corp.), 0.370%, 4-1-16 (J)	10,267	10,267
Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004 (GTD by U.S. Bank N.A.), 0.400%, 4-1-16 (J)	5,140	5,140
		352,886
United States Government Agency Obligations – 1.0%		
Overseas Private Investment Corp. (GTD by U.S. Government):		
0.360%, 4-6-16 (J)	$47,112	$ 47,112
0.400%, 4-6-16 (J)	33,448	33,448
0.360%, 4-7-16 (J)	16,250	16,250
0.400%, 4-7-16 (J)	1,900	1,900
		98,710
TOTAL SHORT-TERM SECURITIES – 24.9%		**$ 2,560,311**
(Cost: $2,560,243)		
TOTAL INVESTMENT SECURITIES – 100.3%		**$10,327,134**
(Cost: $10,694,888)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3)%		**(29,975)**
NET ASSETS – 100.0%		**$10,297,159**

Notes to Consolidated Schedule of Investments

*Not shown due to rounding.

(A)Listed on an exchange outside the United States.

(B)All or a portion of securities with an aggregate value of $528 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(C)No dividends were paid during the preceding 12 months.

(D)Restricted securities. At March 31, 2016, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Delta Topco Ltd.	1-23-12 to 6-15-12	718,555	$ 339,126	$ 30,671
Media Group Holdings LLC, Series H	8-29-13 to 10-31-13	640	448,211	60,093
Media Group Holdings LLC, Series I	4-23-13 to 11-8-13	381	209,901	151,166
Media Group Holdings LLC, Series T	7-2-13 to 1-23-15	80	172,543	110,007
		Principal		
Delta Topco Ltd., 10.000%, 11-24-60	4-1-12 to 1-1-16	$729,133	735,342	729,133
			$1,905,123	$1,081,070

The total value of these securities represented 10.5% of net assets at March 31, 2016.

(E)Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Fund and consolidated as described in Note 6 of the Notes to Financial Statements.

Ivy Asset Strategy Fund *(in thousands)* MARCH 31, 2016

(F)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(G)Payment-in-kind bonds.

(H)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(I)Rate shown is the yield to maturity at March 31, 2016.

(J)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2016:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Euro	97,277	U.S. Dollar	110,033	4-26-16	Deutsche Bank AG	$—	$732

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 744,198	$ —	$ 351,937
Consumer Staples	742,673	—	—
Energy	458,628	—	—
Financials	545,600	—	—
Health Care	819,382	—	—
Industrials	237,758	—	—
Information Technology	920,141	—	—
Materials	60,842	—	—
Total Common Stocks	$4,529,222	$ —	$ 351,937
Corporate Debt Securities	—	—	729,133
United States Government Agency Obligations	—	1,457	—
United States Government Obligations	—	1,503,737	—
Bullion	651,337	—	—
Short-Term Securities	—	2,560,311	—
Total	$5,180,559	$4,065,505	$1,081,070
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 732	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Corporate Debt Securities
Beginning Balance 4-1-15	$1,469,902	$662,848
Net realized gain (loss)	(25,441)	—
Net change in unrealized appreciation (depreciation)	(733,237)	—*
Purchases	—	66,285
Sales	(359,287)	—
Amortization/Accretion of premium/discount	—	—
Transfers into Level 3 during the period	—	—
Transfers out of Level 3 during the period	—	—
Ending Balance 3-31-16	$ 351,937	$729,133
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-16	$ (775,367)	$ —*

During the year ended March 31, 2016, there were no transfers between Levels 1 and 2.

Ivy Asset Strategy Fund (in thousands) MARCH 31, 2016

Information about Level 3 fair value measurements:

	Fair Value at 3-31-16	Valuation Technique(s)	Unobservable Input(s)	Input Value(s)
Assets				
Common Stocks	$351,937	Discounted cash flows model	Long-term growth rate	2.50%
			Weighted average cost of capital	9.22 to 40%
			Illiquidity discount	10%
Corporate Debt Securities	729,133	Discounted cash flows model	Long-term growth rate	2.50%
			Weighted average cost of capital	9.22%
			Illiquidity discount	10%

Significant increases in long-term growth rate inputs could result in a higher fair value measurement. However, significant increases in weighted average cost of capital or illiquidity discount inputs could result in a lower fair value measurement.

During the year ended March 31, 2016, securities totaling $324,734 changed valuation techniques from discounted book value to discounted cash flows model. The change in valuation techniques is primarily due to the discounted book value method no longer reflecting current market conditions.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
FNMA = Federal National Mortgage Association
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification	
(as a % of net assets)	
United States	53.1%
United Kingdom	8.3%
Ireland	2.0%
India	1.3%
Hong Kong	1.1%
Other Countries	3.3%
Other+	30.9%

+Includes gold bullion, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Matthew A. Hekman

Below, Matthew A. Hekman, portfolio manager of the Ivy Balanced Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2016. He has managed the Fund since 2014 and has 17 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2016	
Ivy Balanced Fund (Class A shares at net asset value)	–4.92%
Ivy Balanced Fund (Class A shares including sales charges)	–10.38%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	1.78%
Barclays U.S. Government/Credit Index (generally reflects the performance of securities in the bond market)	1.75%
Lipper Mixed-Asset Target Allocation Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–3.09

Please note that Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees. Multiple indexes are presented because the Fund invests in multiple assets classes. The performance discussion below is at net asset value.

Key drivers

The fiscal year ended March 31, 2016 exhibited an increasing amount of volatility, as investors grappled with a sluggish global growth environment; the beginning of an interest rate cycle embarked upon by the U.S. Federal Reserve (Fed), which created substantial fluctuations in global currency markets; ongoing geopolitical unrest in Eurasia and the Middle East; and persistent deflationary forces from the basic materials sector that were headlined by oil and base metals. As a result, longer-term interest rates, while volatile, declined over the course of the period and traditionally defensive sectors of the equity market outperformed.

Contributors and detractors

The Fund underperformed peers in the Lipper Mixed-Asset Target Allocation Growth Funds Universe, posting a loss of 4.92% over the 12 months ended March 31, 2016. Poor stock selection in the equity portion of the Fund and a long-standing short duration position in the fixed-income portion of the Fund contributed to the Fund's underperformance. The Fund's equity benchmark, the S&P 500 Index, was up 1.78% for the period. The Fund's fixed-income benchmark, the Barclays U.S. Government/Credit Index, was up 1.75% for the period.

The equity portion of the Fund declined approximately 3% over the past 12 months, trailing the benchmark return due predominately to stock selection. In particular, equity positions in technology, materials, energy and industrials drove poor relative performance. In addition, the Fund was underweight in the utilities and telecommunications sectors, which were the best performing sectors in the S&P 500 Index. The Fund's relative underweight in the energy, financials and health care sectors were positive contributors to relative performance. Strong stock selection in the consumer staples sector also had a positive impact on Fund performance. Given very modest global growth, markets are fragile and susceptible to significant moves (up and down), as witnessed in the fall of 2015 and again in January and February of 2016. As a result, the Fund has employed the use of options to protect against downside risk in the equity market, which had a negative 90 basis points impact on performance in the fiscal year ended March 31, 2016.

The fixed-income portion of the Fund declined approximately 1% over the past 12 months. This performance lagged the Barclays U.S. Government/ Credit Index's return due to the Fund's relatively shorter duration and poor performance in fixed-income positions in the energy sector. For quite some time, the Fund has been short duration relative to its benchmark, given the low level of interest rates. The Fund has a substantially overweight position to credit instruments given the good health of corporate balance sheets and abundant liquidity available within the financial system, which helped to mitigate the Fund's underperformance resulting from its duration, but was unable to make up the entire shortfall.

Top contributors to Fund performance came from the technology, consumer staples and consumer discretionary sectors. Specifically, Amazon.com (no longer a fund holding), Broadcom Corp., Constellation Brands, Inc., McDonald's Corp., Home Depot Inc., Carnival Corp. and Time Warner Cable (no longer a Fund holding) were notable contributors. In addition, General Electric and Newfield Exploration posted strong performance during the period. In most cases, we believe that the outlook for these companies continues to be promising. At Broadcom, synergies from the Avago Technologies Limited merger, coupled with strong demand for Broadcom's products in wireless and cloud computing applications, continue to drive visible growth. At Constellation Brands, exceptional demand for its core beer portfolio and compelling gross margin expansion opportunities continue to be a tailwind for growth. At McDonald's, reinvigoration of the brand through all-day breakfast and refranchising appear to be driving near term strength as senior management works to optimize the company's footprint and operational structure. At Home Depot, ongoing improvement in the home repair and remodel market in the U.S., coupled with an emphasis on cost management, has produced strong results that we believe should prove sustainable. At Carnival, industry supply growth discipline has produced an environment conducive for return on invested capital improvement that we believe appears sustainable.

Detractors to Fund performance were Freeport-McMoRan, Energy Transfer Partners, Plains GP Holdings, Kohl's, Shire Pharmaceuticals, Union Pacific and Williams Sonoma. Freeport-McMoRan, Energy Transfer Partners and Plains GP Holdings shares fell as global commodity prices declined due to oversupply and weak demand. Kohl's struggled as traffic in the store has been difficult to maintain due to ongoing online share shift in retail and a lack of brand differentiation. Shire Pharmaceuticals was negatively impacted by growing concerns over drug pricing in the U.S. and investor concerns over capital deployment decisions made during the period. Union Pacific declined as rail volumes fell with a decline in energy production and manufacturing activity. Williams Sonoma underperformed due to poor execution in its logistics business and a growing threat from online peers in the home furnishing space. Freeport-McMoRan, Energy Transfer Partners, Plains GP Holdings and Kohl's are no longer Fund holdings.

Outlook

With multiple economic and political crosswinds buffeting global asset markets, it seems to us that volatility is likely to remain at an elevated level. The Fund's strategy was adjusted over the past fiscal year in reaction to the growing risks to economic growth and potential economic disruption resulting from the dramatic decline in oil and base metal prices. The targeted equity allocation was reduced from 70% to 55% over that time period with the remainder allocated to fixed income and cash.

Over the long-term, asset markets generally tend to follow corporate earnings and cash flows; unfortunately, the trends and outlook with respect to corporate earnings and cash flows have been disappointing. In fact, the S&P 500 Index revenues have been declining on a year-over-year basis for the past four quarters and earnings have declined for the third and fourth quarters of 2015. (First quarter 2016 is expected to continue this downward trend, with consensus expectations persistently declining through the quarter.) This backdrop helps explain the inability of risk markets to advance past their cycle-to-date peaks reached in the summer of 2015. Additionally, this anemic growth environment, coupled with recessionary economic conditions in several emerging market countries, has motivated central bankers around the globe to pursue unprecedented levels of monetary stimulus including various forms of quantitate easing and negative interest rates. To date, these measures have failed to ignite economic growth.

While we continue to monitor macroeconomic forces and trends, we maintain an emphasis on finding high quality, growing companies whose securities are trading at a reasonable valuation with visible catalysts to drive relative outperformance over the next 12 months. This approach has served investors well over time, and our confidence in it has not waned.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The portfolio manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Balanced Fund's performance.

Ivy Balanced Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	**52.8%**
Health Care	11.7%
Information Technology	10.0%
Consumer Discretionary	7.9%
Financials	7.9%
Consumer Staples	5.2%
Industrials	3.6%
Energy	3.2%
Materials	2.3%
Telecommunication Services	1.0%
Purchased Options	**0.4%**
Bonds	**28.4%**
Corporate Debt Securities	27.0%
United States Government and Government Agency Obligations	0.7%
Loans	0.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**18.4%**

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	395/485	82
3 Year	171/455	38
5 Year	124/405	31
10 Year	19/305	7

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Carnival Corp.	Consumer Discretionary	Hotels, Resorts & Cruise Lines
Broadcom Corp., Class A	Information Technology	Semiconductors
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
PNC Financial Services Group, Inc. (The)	Financials	Regional Banks
Teva Pharmaceutical Industries Ltd. ADR	Health Care	Pharmaceuticals
Comcast Corp., Class A	Consumer Discretionary	Cable & Satellite
Shire Pharmaceuticals Group plc ADR	Health Care	Pharmaceuticals
Union Pacific Corp.	Industrials	Railroads
PPG Industries, Inc.	Materials	Diversified Chemicals
Cognizant Technology Solutions Corp., Class A	Information Technology	IT Consulting & Other Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Balanced Fund

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Ivy Balanced Fund, Class A Shares(1) $18,041
S&P 500 Index $19,687
Barclays U.S. Government/Credit Index $16,185
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[(2)]	Class A[(3)]	Class B[(4)]	Class C	Class E[(5)]	Class I	Class R	Class R6	Class Y
1-year period ended 3-31-16	-10.38%	-9.20%	-5.62%	-10.28%	-4.70%	-5.29%	-4.57%	-4.95%
5-year period ended 3-31-16	5.74%	6.04%	6.26%	5.98%	7.29%	—	—	7.01%
10-year period ended 3-31-16	6.08%	5.99%	5.99%	—	—	—	—	6.78%
Since Inception of Class through 3-31-16[(6)]	—	—	—	6.15%	6.94%	7.65%	1.83%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)Class E shares are not currently available for investment.

(6)4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Balanced Fund (in thousands)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Cable & Satellite – 1.5%		
Comcast Corp., Class A	675	$ 41,250
Casinos & Gaming – 0.8%		
Las Vegas Sands, Inc.	451	23,313
Home Improvement Retail – 1.0%		
Home Depot, Inc. (The)	212	28,307
Homefurnishing Retail – 1.1%		
Williams-Sonoma, Inc.	549	30,025
Hotels, Resorts & Cruise Lines – 2.1%		
Carnival Corp.	1,125	59,356
Movies & Entertainment – 0.9%		
Twenty-First Century Fox, Inc.	907	25,583
Restaurants – 0.5%		
McDonalds Corp.	106	13,371
Total Consumer Discretionary – 7.9%		221,205
Consumer Staples		
Brewers – 1.0%		
Anheuser-Busch InBev S.A. ADR	214	26,621
Distillers & Vintners – 0.9%		
Constellation Brands, Inc.	175	26,403
Packaged Foods & Meats – 3.3%		
J.M. Smucker Co. (The)	217	28,175
Kraft Foods Group, Inc.	350	27,493
Mead Johnson Nutrition Co.	431	36,584
		92,252
Total Consumer Staples – 5.2%		145,276
Energy		
Oil & Gas Equipment & Services – 1.0%		
Schlumberger Ltd.	381	28,099
Oil & Gas Exploration & Production – 1.8%		
Newfield Exploration Co. (A)	736	24,460
Noble Energy, Inc.	854	26,826
		51,286
Total Energy – 2.8%		79,385
Financials		
Asset Management & Custody Banks – 0.6%		
Northern Trust Corp.	255	16,628
Investment Banking & Brokerage – 0.9%		
Morgan Stanley	1,022	25,560

COMMON STOCKS (Continued)	Shares	Value
Other Diversified Financial Services – 2.0%		
JPMorgan Chase & Co. (B)	928	$ 54,941
Regional Banks – 1.7%		
PNC Financial Services Group, Inc. (The)	572	48,370
Specialized Finance – 1.1%		
Intercontinental Exchange, Inc.	129	30,380
Specialized REITs – 1.2%		
Crown Castle International Corp.	391	33,778
Total Financials – 7.5%		209,657
Health Care		
Biotechnology – 0.5%		
Biogen, Inc. (A)	51	13,394
Health Care Equipment – 1.1%		
Medtronic plc	393	29,490
Health Care Services – 0.7%		
Laboratory Corp. of America Holdings (A)	179	20,978
Managed Health Care – 1.7%		
Anthem, Inc.	243	33,795
UnitedHealth Group, Inc.	107	13,799
		47,594
Pharmaceuticals – 5.6%		
Allergan plc (A)	130	34,911
Johnson & Johnson	354	38,249
Shire Pharmaceuticals Group plc ADR	240	41,177
Teva Pharmaceutical Industries Ltd. ADR	772	41,293
		155,630
Total Health Care – 9.6%		267,086
Industrials		
Aerospace & Defense – 0.4%		
Boeing Co. (The)	84	10,682
Industrial Conglomerates – 1.0%		
General Electric Co.	882	28,034
Railroads – 1.4%		
Union Pacific Corp.	490	38,956
Total Industrials – 2.8%		77,672
Information Technology		
Application Software – 1.1%		
Autodesk, Inc. (A)	525	30,616

COMMON STOCKS (Continued)	Shares	Value
Communications Equipment – 0.9%		
Harris Corp.	329	$ 25,635
Data Processing & Outsourced Services – 0.8%		
FleetCor Technologies, Inc. (A)	162	24,053
IT Consulting & Other Services – 1.4%		
Cognizant Technology Solutions Corp., Class A (A)	611	38,291
Semiconductor Equipment – 1.0%		
Applied Materials, Inc.	1,271	26,924
Semiconductors – 3.8%		
Broadcom Corp., Class A	383	59,236
Microchip Technology, Inc.	556	26,821
Texas Instruments, Inc.	366	21,016
		107,073
Systems Software – 0.5%		
Symantec Corp.	755	13,878
Technology Hardware, Storage & Peripherals – 0.5%		
Apple, Inc.	133	14,499
Total Information Technology – 10.0%		280,969
Materials		
Diversified Chemicals – 1.4%		
PPG Industries, Inc.	345	38,414
Paper Products – 0.4%		
International Paper Co.	266	10,910
Total Materials – 1.8%		49,324
TOTAL COMMON STOCKS – 47.6%		$1,330,574
(Cost: $1,149,765)		

PREFERRED STOCKS	Shares	Value
Energy		
Oil & Gas Exploration & Production – 0.4%		
Hess Corp., Convertible, 8.000% (A)	190	12,803
Total Energy – 0.4%		12,803
Financials		
Diversified Banks – 0.1%		
First Republic Bank, Series G, 5.500% (A)	120	3,001
Other Diversified Financial Services – 0.3%		
Citigroup, Inc., 6.300% (A)	366	9,523
Total Financials – 0.4%		12,524

Ivy Balanced Fund (in thousands) MARCH 31, 2016

PREFERRED STOCKS (Continued)	Shares	Value
Health Care		
Pharmaceuticals – 2.1%		
Allergan plc, Convertible Series A, 5.500%	31	$ 28,493
Teva Pharmaceutical Industries Ltd., Convertible, 7.000% (A)	34	29,624
		58,117
Total Health Care – 2.1%		58,117
Industrials		
Environmental & Facilities Services – 0.8%		
Stericycle, Inc., 5.250%	232	21,564
Total Industrials – 0.8%		21,564
Materials		
Commodity Chemicals – 0.5%		
A. Schulman, Inc., Convertible, 6.000%	19	13,963
Total Materials – 0.5%		13,963
Telecommunication Services		
Integrated Telecommunication Services – 1.0%		
Frontier Communications Corp., Convertible Series A, 11.125%	261	27,230
Total Telecommunication Services – 1.0%		27,230
TOTAL PREFERRED STOCKS – 5.2%		$146,201
(Cost: $151,842)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	
S&P 500 Index:		
Put $1,875.00, Expires 4-1-16	2,066	10
Put $1,925.00, Expires 4-22-16	1,481	337
Put $1,940.00, Expires 5-20-16	1,484	1,863
Put $2,000.00, Expires 5-20-16	1,352	3,022
Put $2,000.00, Expires 6-3-16	2,082	5,996
TOTAL PURCHASED OPTIONS – 0.4%		$ 11,228
(Cost: $26,407)		

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Auto Parts & Equipment – 0.0%		
Delphi Corp., 5.000%, 2-15-23	$ 849	$ 893
Automobile Manufacturers – 0.5%		
General Motors Co., 6.600%, 4-1-36	5,809	6,393
Volkswagen Group of America, Inc., 2.125%, 5-23-19 (C)	6,250	6,182
		12,575
Broadcasting – 0.0%		
Discovery Communications LLC, 3.300%, 5-15-22	900	888
Cable & Satellite – 0.4%		
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal), 3.150%, 3-1-26	4,712	4,906
Pearson Funding Five plc, 3.250%, 5-8-23 (C)	900	859
Viacom, Inc.:		
2.500%, 9-1-18	1,100	1,108
2.200%, 4-1-19	2,000	2,006
2.750%, 12-15-19	3,000	3,056
		11,935
General Merchandise Stores – 0.1%		
Dollar General Corp.:		
4.125%, 7-15-17	450	464
1.875%, 4-15-18	1,000	1,006
		1,470
Homebuilding – 0.1%		
Toll Brothers Finance Corp., 4.375%, 4-15-23	1,500	1,466
Hotels, Resorts & Cruise Lines – 0.0%		
Hyatt Hotels Corp., 3.375%, 7-15-23	500	490
Household Appliances – 0.2%		
Stanley Black & Decker, Inc., 2.451%, 11-17-18	6,000	6,094
Housewares & Specialties – 0.2%		
Newell Rubbermaid, Inc., 4.200%, 4-1-26	5,400	5,648
Internet Retail – 0.1%		
Amazon.com, Inc., 2.600%, 12-5-19	2,900	3,018
Specialty Stores – 0.3%		
GNC Holdings, Inc., Convertible, 1.500%, 8-15-20 (C)	6,000	4,905
L Brands, Inc., 6.875%, 11-1-35	3,250	3,527
		8,432
Total Consumer Discretionary – 1.9%		52,909

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Staples		
Brewers – 0.3%		
Anheuser-Busch InBev S.A./N.V., 2.650%, 2-1-21	$ 6,000	$ 6,168
SABMiller Holdings, Inc., 2.200%, 8-1-18 (C)	2,700	2,761
		8,929
Distillers & Vintners – 0.0%		
Beam, Inc., 1.750%, 6-15-18	1,000	1,001
Drug Retail – 0.2%		
CVS Health Corp., 2.800%, 7-20-20	4,000	4,153
Walgreens Boots Alliance, Inc., 2.700%, 11-18-19	1,650	1,684
		5,837
Food Distributors – 0.3%		
Campbell Soup Co., 2.500%, 8-2-22	2,400	2,354
ConAgra Foods, Inc., 1.900%, 1-25-18	3,190	3,204
Wm. Wrigley Jr. Co., 2.400%, 10-21-18 (C)	1,500	1,515
		7,073
Household Products – 0.0%		
Church & Dwight Co., Inc., 2.875%, 10-1-22	500	506
Packaged Foods & Meats – 0.1%		
Mead Johnson Nutrition Co., 3.000%, 11-15-20	2,100	2,159
Personal Products – 0.0%		
Estee Lauder Co., Inc. (The), 2.350%, 8-15-22	1,200	1,218
Tobacco – 0.2%		
BAT International Finance plc, 2.750%, 6-15-20 (C)	4,000	4,115
Total Consumer Staples – 1.1%		30,838
Energy		
Oil & Gas Equipment & Services – 0.9%		
Brand Energy & Infrastructure Services, 8.500%, 12-1-21 (C)	19,500	18,330
Newpark Resources, Inc., Convertible, 4.000%, 10-1-17	2,100	1,818
Schlumberger Holding Corp., 2.350%, 12-21-18 (C)	6,000	6,040
		26,188

Ivy Balanced Fund (in thousands) MARCH 31, 2016

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Exploration & Production – 1.0%		
BP Capital Markets plc (GTD by BP plc):		
2.241%, 9-26-18	$ 4,250	$ 4,305
2.315%, 2-13-20	3,000	3,026
Devon Energy Corp., 2.250%, 12-15-18	3,000	2,800
Occidental Petoleum Corp., 2.600%, 4-15-22	3,000	3,026
ONEOK Partners L.P., 3.200%, 9-15-18	2,750	2,662
Whiting Petroleum Corp., Convertible, 1.250%, 4-1-20 (C)	20,000	11,637
		27,456
Oil & Gas Storage & Transportation – 0.9%		
Buckeye Partners L.P., 2.650%, 11-15-18	6,300	6,256
Hornbeck Offshore Services, Inc., Convertible, 1.500%, 9-1-19	10,951	6,495
Kinder Morgan Energy Partners L.P., 2.650%, 2-1-19	3,250	3,211
Plains All American Pipeline L.P. and PAA Finance Corp.:		
2.600%, 12-15-19	1,750	1,658
4.650%, 10-15-25	3,500	3,238
Williams Partners L.P., 3.600%, 3-15-22	5,500	4,516
		25,374
Total Energy – 2.8%		**79,018**
Financials		
Asset Management & Custody Banks – 0.6%		
Ares Capital Corp.:		
4.875%, 11-30-18	6,500	6,679
3.875%, 1-15-20	10,000	10,250
		16,929
Consumer Finance – 0.9%		
American Express Co., 4.900%, 12-29-49	5,800	5,205
Capital One Bank USA N.A.:		
2.150%, 11-21-18	3,150	3,148
2.250%, 2-13-19	4,000	3,991
Capital One N.A., 2.400%, 9-5-19	3,250	3,242
Hyundai Capital America, 2.875%, 8-9-18 (C)	1,550	1,578
SLM Corp., 4.875%, 6-17-19	3,000	2,895
Total System Services, Inc., 2.375%, 6-1-18	5,538	5,531
		25,590
Diversified Banks – 6.2%		
ABN AMRO Bank N.V., 2.500%, 10-30-18 (C)	6,200	6,285

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
Bank of America Corp.:		
2.000%, 1-11-18	$ 2,500	$ 2,511
8.000%, 12-29-49	8,800	8,613
Bank of New York Mellon Corp. (The), 2.100%, 1-15-19	6,000	6,080
Bank of Nova Scotia (The):		
1.450%, 4-25-18	2,500	2,498
2.050%, 10-30-18	5,000	5,049
BNP Paribas S.A., 2.450%, 3-17-19	4,500	4,579
Commonwealth Bank of Australia, 2.250%, 3-13-19	4,750	4,813
DBS Group Holdings Ltd., 2.246%, 7-16-19 (C)	8,750	8,833
HSBC Holdings plc, 3.400%, 3-8-21	7,500	7,655
ING Bank N.V.:		
2.500%, 10-1-19 (C)	5,400	5,484
2.450%, 3-16-20 (C)	7,200	7,254
2.750%, 3-22-21 (C)	12,000	12,185
KeyBank N.A., 2.500%, 12-15-19	4,000	4,052
Lloyds Bank plc, 2.350%, 9-5-19	2,650	2,677
Lloyds Bank plc (GTD by Lloyds Banking Group plc), 2.300%, 11-27-18	2,000	2,017
Mizuho Bank Ltd., 2.650%, 9-25-19 (C)	5,200	5,283
National Australia Bank Ltd., 2.400%, 12-9-19 (C)	12,000	12,179
Rabobank Capital Funding Trust III (GTD by Rabobank Nederland), 5.254%, 12-31-49 (C)	9,162	9,105
Royal Bank of Canada, 2.350%, 10-30-20	6,000	6,078
Royal Bank of Scotland Group plc (The), 7.640%, 3-29-49	5,800	5,640
Skandinaviska Enskilda Banken AB, 2.375%, 3-25-19 (C)	4,000	4,038
Societe Generale S.A.:		
4.250%, 4-14-25 (C)	2,750	2,648
5.922%, 4-29-49 (C)	11,000	10,890
Standard Chartered plc, 2.250%, 4-17-20 (C)	10,700	10,455
Sumitomo Mitsui Banking Corp., 2.450%, 1-16-20	4,000	4,049
UBS Preferred Funding Trust V, 6.243%, 5-29-49	6,536	6,536
Westpac Banking Corp., 2.250%, 7-30-18	5,000	5,080
		172,566

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Investment Banking & Brokerage – 1.0%		
BGC Partners, Inc., 5.375%, 12-9-19	$6,500	$ 6,830
Charles Schwab Corp. (The), 2.200%, 7-25-18	1,000	1,014
Credit Suisse Group Funding (Guernsey) Ltd., 2.750%, 3-26-20	4,000	3,949
Goldman Sachs Group, Inc. (The):		
2.900%, 7-19-18	1,350	1,382
2.625%, 1-31-19	4,000	4,080
2.600%, 4-23-20	3,400	3,429
Morgan Stanley:		
2.125%, 4-25-18	2,500	2,520
2.650%, 1-27-20	5,900	5,989
		29,193
Life & Health Insurance – 0.3%		
AIA Group Ltd., 2.250%, 3-11-19 (C)	2,600	2,611
New York Life Global Funding, 1.550%, 11-2-18 (C)	4,200	4,210
		6,821
Multi-line Insurance – 0.1%		
Loews Corp., 3.750%, 4-1-26	3,000	3,067
Multi-Line Insurance – 0.3%		
American International Group, Inc., 2.300%, 7-16-19	2,750	2,774
Aon plc (GTD by Aon Corp.), 2.800%, 3-15-21	6,000	6,067
		8,841
Other Diversified Financial Services – 1.8%		
Citigroup, Inc.:		
3.875%, 2-19-19	2,600	2,594
5.800%, 11-29-49	8,600	8,226
5.950%, 12-29-49	2,000	1,914
5.950%, 12-31-49	7,250	6,978
Daimler Finance North America LLC, 2.375%, 8-1-18 (C)	2,600	2,642
Fidelity National Financial, Inc., 6.600%, 5-15-17	900	941
Fidelity National Information Services, Inc.:		
2.000%, 4-15-18	1,250	1,243
2.850%, 10-15-18	1,300	1,321
Fifth Street Finance Corp., 4.875%, 3-1-19	6,700	6,566
JPMorgan Chase & Co., 7.900%, 4-29-49	3,000	3,000
Moody's Corp., 2.750%, 7-15-19	1,300	1,334
MUFG Americas Holdings Corp., 2.250%, 2-10-20	2,700	2,687

Ivy Balanced Fund (in thousands) MARCH 31, 2016

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Diversified Financial Services (Continued)		
PennantPark Investment Corp., 4.500%, 10-1-19	$ 8,100	$ 8,022
Total Capital, 2.125%, 8-10-18	1,500	1,525
		48,993
Property & Casualty Insurance – 0.1%		
Berkshire Hathaway Finance Corp., 2.200%, 3-15-21	3,000	3,062
Regional Banks – 0.5%		
PNC Bank N.A., 2.200%, 1-28-19	4,000	4,061
SunTrust Banks, Inc.:		
2.350%, 11-1-18	3,700	3,727
5.625%, 12-29-49	4,800	4,752
		12,540
Specialized Finance – 0.2%		
Intercontinental Exchange, Inc.:		
2.500%, 10-15-18	1,700	1,731
2.750%, 12-1-20	4,500	4,595
		6,326
Specialized REITs – 0.0%		
Crown Castle International Corp., 5.250%, 1-15-23	1,046	1,125
Total Financials – 12.0%		**335,053**
Health Care		
Biotechnology – 0.5%		
Amgen, Inc.:		
2.200%, 5-22-19	6,000	6,139
2.125%, 5-1-20	6,000	6,076
		12,215
Health Care Equipment – 0.1%		
Mallinckrodt International Finance S.A., 3.500%, 4-15-18	500	480
Zimmer Holdings, Inc., 2.700%, 4-1-20	3,000	3,043
		3,523
Health Care Facilities – 0.5%		
Surgery Center Holdings, Inc., 8.875%, 4-15-21 (C)	15,000	15,000
Health Care Services – 0.2%		
Laboratory Corp. of America Holdings, 2.500%, 11-1-18	1,450	1,463
Quest Diagnostics, Inc., 2.500%, 3-30-20	2,750	2,761
		4,224
Health Care Supplies – 0.3%		
C.R. Bard, Inc., 1.375%, 1-15-18	$ 4,385	$ 4,392
Cardinal Health, Inc., 2.400%, 11-15-19	3,900	3,960
		8,352
Managed Health Care – 0.4%		
Aetna, Inc., 2.200%, 3-15-19	2,600	2,648
UnitedHealth Group, Inc., 2.700%, 7-15-20	1,700	1,767
WellPoint, Inc., 1.875%, 1-15-18	7,200	7,224
		11,639
Pharmaceuticals – 0.7%		
Forest Laboratories, Inc., 5.000%, 12-15-21 (C)	9,500	10,611
Mylan, Inc., 2.550%, 3-28-19	700	701
Perrigo Co. Ltd., 2.300%, 11-8-18	8,850	8,843
		20,155
Total Health Care – 2.7%		**75,108**
Industrials		
Aerospace & Defense – 1.8%		
BAE Systems Holdings, Inc., 2.850%, 12-15-20 (C)	4,150	4,218
Huntington Ingalls Industries, Inc., 5.000%, 11-15-25 (C)	19,085	19,992
Northrop Grumman Corp., 1.750%, 6-1-18	2,060	2,066
TransDigm Group, Inc., 7.500%, 7-15-21	12,000	12,570
TransDigm, Inc., 6.000%, 7-15-22	10,900	10,859
		49,705
Airlines – 0.2%		
Southwest Airlines Co., 2.650%, 11-5-20	4,300	4,386
Railroads – 0.0%		
Kansas City Southern de Mexico S.A. de C.V., 2.350%, 5-15-20 (C)	873	858
Trucking – 0.1%		
Ryder System, Inc.:		
2.450%, 11-15-18	2,150	2,170
2.350%, 2-26-19	1,000	999
		3,169
Total Industrials – 2.1%		**58,118**
Information Technology		
Data Processing & Outsourced Services – 0.1%		
Fiserv, Inc., 2.700%, 6-1-20	$ 2,900	$ 2,951
Semiconductors – 1.0%		
Micron Technology, Inc., 5.500%, 2-1-25	8,081	6,550
Micron Technology, Inc., Convertible, 3.000%, 11-15-43	33,500	22,822
		29,372
Systems Software – 0.3%		
CA, Inc., 2.875%, 8-15-18	2,850	2,897
Oracle Corp., 2.250%, 10-8-19	5,300	5,470
		8,367
Total Information Technology – 1.4%		**40,690**
Materials		
Construction Materials – 0.5%		
Hillman Group, Inc. (The), 6.375%, 7-15-22 (C)	16,330	13,636
Diversified Chemicals – 0.1%		
Solvay Finance (America) LLC (GTD by Solvay S.A.), 3.400%, 12-3-20 (C)	3,250	3,305
Diversified Metals & Mining – 0.4%		
Anglo American plc, 4.125%, 4-15-21 (C)	2,200	1,826
Glencore Funding LLC:		
3.125%, 4-29-19 (C)	3,000	2,723
2.875%, 4-16-20 (C)	5,500	4,895
Teck Resources, 3.000%, 3-1-19	2,500	2,000
		11,444
Fertilizers & Agricultural Chemicals – 0.1%		
Monsanto Co., 2.125%, 7-15-19	2,100	2,132
Industrial Gases – 0.1%		
Airgas, Inc., 1.650%, 2-15-18	1,250	1,249
Praxair, Inc., 3.000%, 9-1-21	1,000	1,051
		2,300
Metal & Glass Containers – 0.0%		
BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC, 7.125%, 5-1-18 (C)	1,281	1,287

Ivy Balanced Fund (in thousands) MARCH 31, 2016

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialty Chemicals – 0.1%		
Albemarle Corp. (GTD by Albemarle Holdings Corp. and Albemarle Holdings II Corp.), 3.000%, 12-1-19	$ 1,650	$ 1,661
RPM International, Inc., 3.450%, 11-15-22	1,000	976
		2,637
Total Materials – 1.3%		36,741
Telecommunication Services		
Integrated Telecommunication Services – 0.6%		
AT&T, Inc., 2.300%, 3-11-19	13,000	13,275
Verizon Communications, Inc., 2.625%, 2-21-20	2,468	2,540
		15,815
Wireless Telecommunication Service – 0.0%		
American Tower Corp., 4.700%, 3-15-22	1,400	1,517
Virgin Media Finance plc, 4.875%, 2-15-22	284	252
		1,769
Total Telecommunication Services – 0.6%		17,584
Utilities		
Electric Utilities – 0.5%		
Electricite de France S.A., 2.150%, 1-22-19 (C)	4,000	4,047
Entergy Texas, Inc., 2.550%, 6-1-21	3,900	3,921
Georgia Power Co., 2.400%, 4-1-21	3,000	3,037
PPL Energy Supply LLC, 4.600%, 12-15-21	2,800	2,240
		13,245
Gas Utilities – 0.2%		
Sempra Energy, 2.400%, 3-15-20	4,150	4,166
Multi–Utilities – 0.1%		
Dominion Resources, Inc., 2.500%, 12-1-19	4,000	4,047
Renewable Electricity – 0.3%		
Canadian Solar, Inc., Convertible, 4.250%, 2-15-19	10,000	8,381
Total Utilities – 1.1%		29,839
TOTAL CORPORATE DEBT SECURITIES – 27.0%		$755,898
(Cost: $774,079)		

LOANS (D)	Principal	Value
Financials		
Other Diversified Financial Services – 0.5%		
WP Mustang Holdings LLC, 8.500%, 5-29-22	$16,201	$15,931
Total Financials – 0.5%		15,931
Industrials		
Industrial Machinery – 0.2%		
Dynacast International LLC, 9.500%, 1-30-23	5,426	4,992
Total Industrials – 0.2%		4,992
TOTAL LOANS – 0.7%		$20,923
(Cost: $21,512)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 0.0%		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.000%, 9-1-17	17	17
5.000%, 1-1-18	12	12
6.500%, 10-1-28	43	49
6.500%, 2-1-29	6	7
7.000%, 11-1-31	53	63
6.500%, 2-1-32	41	49
7.000%, 2-1-32	59	70
7.000%, 3-1-32	26	32
7.000%, 7-1-32	30	34
6.500%, 9-1-32	32	38
5.500%, 5-1-33	30	34
5.500%, 6-1-33	26	29
		434
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.0%		$ 434
(Cost: $381)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 0.7%		
U.S. Treasury Notes:		
0.625%, 5-31-17	8,500	8,495
1.375%, 11-30-18	10,000	10,147
		18,642
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 0.7%		$18,642
(Cost: $18,455)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (E) – 17.5%		
Apple, Inc., 0.370%, 5-3-16	8,400	8,397

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (E) (Continued)		
Army & Air Force Exchange Service, 0.350%, 4-1-16	$ 4,716	$ 4,716
Baxter International, Inc.:		
0.710%, 4-1-16	10,000	10,000
0.700%, 4-7-16	10,000	9,999
0.460%, 4-11-16	8,000	7,999
Becton Dickinson & Co.:		
0.490%, 4-20-16	15,000	14,996
0.500%, 5-3-16	8,000	7,996
Bemis Co., Inc.:		
0.650%, 4-4-16	5,000	5,000
0.470%, 4-13-16	8,000	7,999
BMW U.S. Capital LLC (GTD by BMW AG):		
0.400%, 4-1-16	10,000	10,000
0.460%, 4-4-16	6,000	6,000
0.370%, 4-14-16	15,000	14,998
BorgWarner, Inc., 0.490%, 4-21-16	15,000	14,996
Campbell Soup Co.:		
0.811%, 4-8-16	10,000	9,999
0.450%, 4-21-16	7,000	6,998
0.460%, 4-26-16	5,000	4,998
Clorox Co. (The), 0.480%, 4-19-16	13,050	13,047
Corporacion Andina de Fomento, 0.370%, 5-4-16	10,000	9,996
Danaher Corp., 0.390%, 4-1-16	10,000	10,000
DTE Energy Co. (GTD by Detroit Edison Co.):		
0.580%, 4-1-16	5,000	5,000
0.690%, 4-4-16	20,000	19,999
Ecolab, Inc.:		
0.720%, 4-4-16	5,000	5,000
0.700%, 4-7-16	6,000	5,999
0.470%, 4-14-16	10,000	9,998
Essilor International S.A.:		
0.430%, 4-4-16	4,000	4,000
0.380%, 4-18-16	10,000	9,998
General Mills, Inc.:		
0.470%, 4-1-16	10,000	10,000
0.650%, 4-4-16	5,000	5,000
John Deere Canada ULC (GTD by Deere & Co.), 0.320%, 4-12-16	5,000	4,999
Kroger Co. (The), 0.700%, 4-4-16	9,000	8,999
Malayan Banking Berhad (GTD by Wells Fargo Bank N.A.), 0.400%, 4-14-16	20,000	19,997
McCormick & Co., Inc.:		
0.450%, 4-18-16	15,000	14,997
0.470%, 4-27-16	15,000	14,995
0.470%, 4-28-16	10,000	9,996
Medtronic Global Holdings SCA, 0.570%, 4-5-16	7,000	6,999
Mondelez International, Inc., 0.640%, 4-5-16	10,000	9,999
Northern Illinois Gas Co., 0.470%, 4-13-16	2,200	2,200

Ivy Balanced Fund *(in thousands)* MARCH 31, 2016

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (E) (Continued)		
Novartis Finance Corp. (GTD by Novartis AG):		
0.410%, 4-4-16	$ 8,000	$ 8,000
0.360%, 4-25-16	11,000	10,997
Novartis Securities Investment Ltd. (GTD by Novartis AG),		
0.330%, 4-18-16	10,000	9,998
Rockwell Automation, Inc.:		
0.570%, 4-6-16	15,000	14,999
0.550%, 4-7-16	5,979	5,978
0.360%, 4-11-16	10,000	9,999
Sherwin-Williams Co. (The),		
0.360%, 4-12-16	10,000	9,999
Virginia Electric and Power Co.:		
0.670%, 4-6-16	4,000	4,000
0.460%, 4-25-16	10,000	9,997
W.W. Grainger, Inc.,		
0.340%, 4-4-16	5,000	5,000
Wisconsin Electric Power Co.,		
0.650%, 4-6-16	$32,435	$ 32,433
Wisconsin Gas LLC:		
0.400%, 4-8-16	11,000	10,999
0.440%, 4-14-16	10,000	9,998
		488,706
Master Note – 0.0%		
Toyota Motor Credit Corp.,		
0.443%, 4-6-16 (F)	686	686
Municipal Obligations – 1.0%		
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.),		
0.370%, 4-1-16 (F)	18,000	18,000
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser A (Taxable), (GTD by Wells Fargo Bank N.A.),		
0.410%, 4-14-16	$10,000	$ 9,999
		27,999
TOTAL SHORT-TERM SECURITIES – 18.5%		**$ 517,391**
(Cost: $517,382)		
TOTAL INVESTMENT SECURITIES – 100.1%		**$2,801,291**
(Cost: $2,659,823)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		**(3,082)**
NET ASSETS – 100.0%		**$2,798,209**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $54,941 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2016 the total value of these securities amounted to $244,422 or 8.7% of net assets.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016.

(E)Rate shown is the yield to maturity at March 31, 2016.

(F)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following written options were outstanding at March 31, 2016 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
S&P 500 Index	N/A	Put	1,116	April 2016	$1,700.00	$ 655	$ (3)
	N/A	Put	1,481	April 2016	1,725.00	588	(59)
	N/A	Put	1,484	May 2016	1,700.00	960	(249)
	N/A	Put	1,352	May 2016	1,850.00	1,483	(757)
	N/A	Put	2,082	June 2016	1,750.00	879	(843)
						$4,565	$(1,911)

Ivy Balanced Fund *(in thousands)* MARCH 31, 2016

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,330,574	$ —	$ —
Preferred Stocks	132,238	13,963	—
Purchased Options	11,228	—	—
Corporate Debt Securities	—	755,898	—
Loans	—	15,931	4,992
United States Government Agency Obligations	—	434	—
United States Government Obligations	—	18,642	—
Short-Term Securities	—	517,391	—
Total	$1,474,040	$1,322,259	$4,992
Liabilities			
Written Options	$ 1,065	$ 846	$ —

During the year ended March 31, 2016, there were no transfers between any levels.

The following acronyms are used throughout this schedule:
ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Ivy Energy Fund



David P. Ginther

Below, David P. Ginther, CPA, portfolio manager of Ivy Energy Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2016. Mr. Ginther has managed the Fund since its inception in 2006 and has 21 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2016	
Ivy Energy Fund (Class A shares at net asset value)	–23.38%
Ivy Energy Fund (Class A shares including sales charges)	–27.80%
Benchmark(s) and/or Lipper Category	
S&P 1500 Energy Sector Index (generally reflects the performance of stocks that represent the energy market)	–16.81%
Lipper Natural Resources Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–23.16%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is based on net asset value.

Oil prices fall late in year

U.S. equities closed the fiscal year in mildly positive territory, although the energy sector finished lower, as measured by its benchmark index. The slow, steady growth of the U.S. economy, ongoing strength of the U.S. dollar and the slowing economic growth rate in China helped hold global oil prices in a range of about $35 to $60 per barrel, with volatile trading at times during the year.

The U.S. Federal Reserve (Fed) early in the fiscal year removed “patient” in reference to interest rate increases. The Fed also indicated that it believed lower energy prices would be transitory and inflation would meet its 2% target by 2017. However, the Fed lowered its forecast for gross domestic product at that time and again in June 2015. Equity and bond markets rallied on the news and took it to mean higher short-term rates were unlikely until the second half of 2015. The Fed did act to increase short-term rates in December and stated its intent to do more increases in 2016 if economic data allowed. However, the Fed did not raise rates again by the end of the fiscal year.

China is one of the two largest importers of crude oil, exceeding 7 million barrels per day. Concerns about the pace of economic growth in China and overall in emerging markets, along with continued but slowing supply growth, increases in global inventories and the likely addition of more Iranian crude oil coming to market were factors in persistently lower prices. China devalued its currency in August 2015, setting off another round of concerns about both global growth rates and China’s economy. China’s currency later was granted Special Drawing Rights status by the International Monetary Fund. China changed from a U.S. dollar base for its currency to a “basket” of currencies, which many investors think will help its competiveness against the dollar.

Fund feels effects of price drop

The Fund had a negative return for the fiscal year and underperformed its benchmark index and peer group average, both of which also had negative returns. The ongoing low levels of oil prices throughout the fiscal year continued to pressure the prices of energy stocks, which represent the largest sector in the Fund.

The Fund’s performance relative to the benchmark index primarily was because of stock selections in the energy sector. The Fund during the fiscal year had a heavier allocation to the “upstream” energy companies when compared to the benchmark, which holds what the portfolio manager considers to be an outsized allocation to large integrated oil companies. The Fund underweighted the integrated oil companies this year. Historically, integrated companies often underperform when the energy sector performs well as a whole, but they tend to do relatively better when the sector is in decline, as it was throughout 2015 and into 2016.

The five greatest relative contributors to the Fund’s performance in the year were Parsley Energy Inc., ConocoPhillips, RSP Permian Inc., CME Group Inc. and Williams Companies Inc. The five greatest relative detractors were Exxon Mobil Corp., Chevron Corp., Energy Transfer Equity LP, MPLX LP and C&J Energy Services Inc. As of March 31, 2016, ConocoPhillips, Williams Companies Inc., Energy Transfer Equity LP and C&J Energy Services Inc. no longer were holdings in the Fund.

A focus on supply and demand

We think steady economic growth and low inflation will continue in the U.S. in the coming year, maintaining the country’s position as a bright spot among developed countries. In our view, global economic growth also is likely to remain slow overall.

U.S. shale oil producers have significantly cut marginal costs. While we believe all U.S. shale offers opportunities, much of our focus is on the Permian Basin as the place production growth is most likely to continue. Companies there still are improving efficiency and productivity, and are reducing costs faster than in other, more mature shale areas.

We estimate the world is oversupplied by about 1.5% on total consumption of 95 million barrels per day (bpd). However, we think the year-over-year increase in global supply will start to diminish, as output has slowed from producing countries outside the Organization of Petroleum Exporting Countries, led by U.S. shale producers. In December 2015, oil output in the continental U.S. fell on a year-over-year basis — a first since the onset of the shale renaissance.

We think current supply/demand factors and "headline" risks — the response from investors to news stories and world events — will hold down oil prices in the short term. We estimate oil demand will grow by about 1.0 million bpd on average each year for the next three to five years. Depending on the demand environment, we think the supply/demand imbalance will be corrected in the third-quarter of 2016.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. The value of the Fund's shares will change and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater sector diversification. Investing in the energy sector can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments, and the cost assumed by energy companies in complying with environmental safety regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Energy Fund.

Ivy Energy Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	**96.5%**
Energy	91.0%
Financials	4.2%
Industrials	1.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**3.5%**

Country Weightings

North America	**91.4%**
United States	87.3%
Canada	4.1%
Europe	**5.1%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**3.5%**

Lipper Rankings

Category: Lipper Natural Resources Funds	Rank	Percentile
1 Year	50/93	54
3 Year	26/72	36
5 Year	30/66	45

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
CME Group, Inc.	United States	Financials	Specialized Finance
Schlumberger Ltd.	United States	Energy	Oil & Gas Equipment & Services
Cimarex Energy Co.	United States	Energy	Oil & Gas Exploration & Production
Pioneer Natural Resources Co.	United States	Energy	Oil & Gas Exploration & Production
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
Continental Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Parsley Energy, Inc., Class A	United States	Energy	Oil & Gas Exploration & Production
Newfield Exploration Co.	United States	Energy	Oil & Gas Exploration & Production
Baker Hughes, Inc.	United States	Energy	Oil & Gas Equipment & Services
Concho Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Energy Fund

(UNAUDITED)



Ivy Energy Fund, Class A Shares(1) $10,147
S&P 1500 Energy Sector Index $13,673
$20,000
$15,000
$10,000
$5,000
$0
4-3 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012
3-31 2013
3-31 2014
3-31 2015
3-31 2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class E(5)	Class I	Class R	Class R6	Class Y
1-year period ended 3-31-16	-27.80%	-27.12%	-23.87%	-27.55%	-23.06%	-23.53%	-22.96%	-23.26%
5-year period ended 3-31-16	-7.68%	-7.56%	-7.17%	-7.41%	-6.21%	—	—	-6.45%
10-year period ended 3-31-16	—	—	—	—	—	—	—	—
Since Inception of Class through 3-31-16(6)	0.15%	0.07%	0.08%	-0.09%	0.68%	-4.09%	-25.10%	0.89%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)Class E shares are not currently available for investment.

(6)4-3-06 for Class A shares, 4-3-06 for Class B shares, 4-3-06 for Class C shares, 4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares, 7-31-14 for Class R6 shares and 4-3-06 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Energy Fund (in thousands) MARCH 31, 2016

COMMON STOCKS	Shares	Value
Energy		
Integrated Oil & Gas – 7.0%		
Chevron Corp.	49	$ 4,660
Exxon Mobil Corp.	164	13,696
Royal Dutch Shell plc, Class A (A)	197	4,789
Suncor Energy, Inc.	237	6,577
		29,722
Oil & Gas Drilling – 1.9%		
Helmerich & Payne, Inc.	44	2,581
Patterson-UTI Energy, Inc.	300	5,284
		7,865
Oil & Gas Equipment & Services – 23.8%		
Baker Hughes, Inc.	349	15,281
Cameron International Corp. (B)	124	8,321
Core Laboratories N.V.	86	9,701
FMC Technologies, Inc.(B)	120	3,276
Forum Energy Technologies, Inc. (B)	549	7,242
Halliburton Co.	439	15,685
Schlumberger Ltd.	243	17,896
Superior Energy Services, Inc.	661	8,848
U.S. Silica Holdings, Inc.	341	7,739
Weatherford International Ltd. (B)	936	7,282
		101,271
Oil & Gas Exploration & Production – 44.7%		
Anadarko Petroleum Corp.	285	13,271
Cimarex Energy Co.	167	16,244
Concho Resources, Inc. (B)	151	15,252
Continental Resources, Inc. (B)	515	15,648
Diamondback Energy, Inc. (B)	156	12,017
EOG Resources, Inc.	200	14,480
Gulfport Energy Corp. (B)	221	6,269
Laredo Petroleum Holdings, Inc. (B)	613	$ 4,860
Marathon Oil Corp.	381	4,247
Memorial Resource Development Corp. (B)	383	3,898
Newfield Exploration Co. (B)	464	15,421
Noble Energy, Inc.	299	9,404
Oasis Petroleum LLC (B)	1,084	7,893
Parsley Energy, Inc., Class A (B)	691	15,614
Pioneer Natural Resources Co.	113	15,868
RSP Permian, Inc. (B)	458	13,302
Whiting Petroleum Corp. (B)	821	6,554
		190,242
Oil & Gas Refining & Marketing – 5.8%		
Marathon Petroleum Corp.	58	2,160
Marathon Petroleum Corp. L.P.	186	5,524
Phillips 66	96	8,295
Tesoro Corp.	49	4,236
Valero Energy Corp.	66	4,214
		24,429
Oil & Gas Storage & Transportation – 7.8%		
Columbia Pipeline Partners L.P.	271	3,954
Enbridge, Inc.	128	4,963
Enterprise Products Partners L.P.	191	4,700
Phillips 66 Partners L.P.	128	8,037
Shell Midstream Partners L.P.	73	2,682
Tallgrass Energy GP L.P., Class A	374	6,909
Valero Energy Partners L.P.	42	1,984
		33,229
Total Energy – 91.0%		386,758
Financials		
Specialized Finance – 4.2%		
CME Group, Inc.	187	$ 17,947
Total Financials – 4.2%		17,947
Industrials		
Railroads – 1.3%		
Canadian Pacific Railway Ltd.	41	5,440
Total Industrials – 1.3%		5,440
TOTAL COMMON STOCKS – 96.5%		$410,145
(Cost: $444,633)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 2.1%		
NBCUniversal Enterprise, Inc., 0.650%, 4-7-16	$5,000	4,999
Northern Illinois Gas Co., 0.610%, 4-1-16	4,000	4,000
		8,999
Master Note – 1.3%		
Toyota Motor Credit Corp., 0.443%, 4-6-16 (D)	5,565	5,565
TOTAL SHORT-TERM SECURITIES – 3.4%		$ 14,564
(Cost: $14,565)		
TOTAL INVESTMENT SECURITIES – 99.9%		$424,709
(Cost: $459,198)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		494
NET ASSETS – 100.0%		$425,203

Notes to Schedule of Investments

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the yield to maturity at March 31, 2016.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

Ivy Energy Fund *(in thousands)* MARCH 31, 2016

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$410,145	$ —	$—
Short-Term Securities	—	14,564	—
Total	$410,145	$14,564	$—

During the year ended March 31, 2016, there were no transfers between Level 1 and 2.

Country Diversification	
(as a % of net assets)	
United States	87.3%
Canada	4.1%
Netherlands	2.3%
Switzerland	1.7%
United Kingdom	1.1%
Other+	3.5%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



David P. Ginther

Below, David P. Ginther, CPA, portfolio manager of Ivy Global Natural Resources Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2016. Mr. Ginther has managed the Fund since 2013. He has 21 years of industry experience.

Fiscal Year performance

For the 12 Months Ended March 31, 2016	
Ivy Global Natural Resources Fund (Class A shares at net asset value)	–22.32%
Ivy Global Natural Resources Fund (Class A shares including sales charges)	–26.77%
Benchmark(s)/Lipper Category	
MSCI AC World IMI 55% Energy + 45% Materials Index (generally reflects the performance of the energy and materials stocks in developed and emerging markets.)	–13.90%
Lipper Global Natural Resources Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–19.22%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Oil prices still pressured

U.S. equities closed the fiscal year ended March 31, 2016 in mildly positive territory, although the energy sector finished lower, as measured by the Fund's benchmark index. The slow, steady growth of the U.S. economy, ongoing strength of the U.S. dollar and the slowing economic growth rate in China helped hold global oil prices in a range of about $35 to $60 per barrel, with volatile trading at times during the year.

The U.S. Federal Reserve (Fed) early in the fiscal year removed "patient" in reference to interest rate increases. The Fed also indicated that it believed lower energy prices would be transitory and inflation would meet its 2% target by 2017. However, the Fed lowered its forecast for gross domestic product at that time and again in June 2015. Equity and bond markets rallied on the news and took it to mean higher short-term rates were unlikely until the second half of 2015. The Fed did increase short-term rates in December and stated its intent to do more increases in 2016 if economic data allowed. However, the Fed did not raise rates again during the remainder of the fiscal year.

China is one of the two largest importers of crude oil, exceeding 7 million barrels per day. Concerns about the pace of economic growth in China and overall in emerging markets, along with continued but slowing supply growth, increases in global inventories and the likely addition of more Iranian crude oil coming to market were factors in persistently lower prices. China devalued its currency in August 2015, setting off another round of concerns about both global growth rates and China's economy. China's currency later was granted Special Drawing Rights status by the International Monetary Fund. China changed from a U.S. dollar base for its currency to a "basket" of currencies, which many investors think will help its competiveness against the dollar.

Difficult year in natural resources

The Fund finished another difficult year for natural resources with a negative return and underperformed its benchmark index and peer group average on a relative basis.

The underperformance relative to the benchmark index primarily was because of the Fund's overweight allocation to the energy sector throughout the year compared to the benchmark. For example, while the benchmark index's average weighting in energy for the fiscal year was 54.85%, the Fund's was 63.53%, based on equity assets. The energy sector had broad declines during the fiscal year, based on concerns about global supply and demand; growth in the global production of oil, including from the U.S.; concerns about slowing economic growth in emerging market countries; and geopolitical tensions affecting oil-producing regions worldwide. As a result of the price plunge, the Fund's overweight allocation to the energy sector hurt performance relative to the blended benchmark index.

The Fund typically hedges foreign currency exposure using forward foreign currency contracts. These derivatives positions were slightly positive contributors to performance as the U.S. dollar strengthened.

The oil industry remains a major focus for the Fund, especially through companies involved in equipment & services, exploration & production and transportation industries. The increase in shale oil production from key basins in North America also remains an important focus for energy holdings, particularly production from the Permian Basin, a region that we believe holds a better potential for production cost reductions than other shale regions.

A focus on oil supply/demand

We think steady economic growth and low inflation will continue in the U.S. in the coming year, maintaining the country's position as a bright spot among developed countries. In our view, global economic growth also is likely to remain slow overall.

We think commodities remain in a low-demand environment because of the slow pace of the global economy. Commodities prices persisted at weaker levels during the fiscal year and we think that situation will continue until global economic growth gains momentum. We think major commodities companies will continue to focus on managing costs and capital expenditures as a result. The prospects for growth have improved in several emerging countries, but not to a level that we think is sufficient to greatly increase demand.

U.S. shale oil producers have significantly cut marginal costs. While we believe all U.S. shale offers opportunities, much of our focus is on the Permian Basin as the place in which production growth is most likely to continue. Companies there still are improving efficiency and productivity, and are reducing costs faster than in other, more mature shale areas.

We estimate the world is oversupplied by 1.5-2.0% on total consumption of 95 million barrels per day (bpd). However, we still think the year-over-year increase in global supply will start to diminish. Output has slowed from producing countries outside the Organization of Petroleum Exporting Countries, led by U.S. shale producers. In December 2015, oil output in the continental U.S. fell on a year-over-year basis — a first since the onset of the shale renaissance.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. Investing in natural resources can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments; and the cost assumed by natural resource companies in complying with environmental and safety regulations. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. Commodity trading, including trading in precious metals, is generally considered speculative because of the significant potential for investment loss. Markets for commodities are likely to be volatile and there may be sharp price fluctuations even during periods when prices overall are rising. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The portfolio manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Global Natural Resources Fund's performance.

Ivy Global Natural Resources Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	**97.8%**
Energy	63.4%
Materials	25.7%
Industrials	4.9%
Financials	3.8%
Utilities	0.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**2.2%**

Lipper Rankings

Category: Lipper Global Natural Resources Funds	Rank	Percentile
1 Year	91/138	66
3 Year	81/131	62
5 Year	74/114	65
10 Year	40/53	75

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**87.1%**
United States	81.6%
Canada	5.5%
Europe	**10.7%**
United Kingdom	6.8%
Other Europe	3.9%
Pacific Basin	**0.0%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**2.2%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Schlumberger Ltd.	United States	Energy	Oil & Gas Equipment & Services
Dow Chemical Co. (The)	United States	Materials	Diversified Chemicals
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
LyondellBasell Industries N.V., Class A	United States	Materials	Specialty Chemicals
CME Group, Inc.	United States	Financials	Specialized Finance
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Concho Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Suncor Energy, Inc.	Canada	Energy	Integrated Oil & Gas
Rio Tinto plc	United Kingdom	Materials	Diversified Metals & Mining
Baker Hughes, Inc.	United States	Energy	Oil & Gas Equipment & Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Global Natural Resources Fund

(UNAUDITED)


Ivy Global Natural Resources Fund, Class A Shares(1) .... $ 6,742
MSCI AC World IMI 55% Energy + 45% Materials Index(2) $10,993
$50,000
$40,000
$30,000
$20,000
$10,000
$0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Blended index is represented by 55% MSCI AC World IMI Energy Index and 45% MSCI AC World IMI Materials Index.

Average Annual Total Return[3]	Class A[4]	Class B[5]	Class C	Class E	Class I	Class R	Class R6	Class Y
1-year period ended 3-31-16	-26.77%	-26.18%	-22.82%	-26.51%	-21.99%	-22.40%	-21.80%	-22.19%
5-year period ended 3-31-16	-13.34%	-13.24%	-12.86%	-13.10%	-11.90%	-12.41%	—	-12.10%
10-year period ended 3-31-16	-3.87%	-3.92%	-3.94%	—	—	-3.44%	—	-3.09%
Since Inception of Class through 3-31-16[6]	—	—	—	-5.82%	-4.85%	—	-24.51%	—

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(4)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(5)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6)4-2-07 for Class E shares, 4-2-07 for Class I shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Global Natural Resources Fund *(in thousands)* MARCH 31, 2016

COMMON STOCKS	Shares	Value
Canada		
Energy – 3.4%		
Suncor Energy, Inc.	858	$23,884
Industrials – 2.1%		
Canadian Pacific Railway Ltd.	115	15,312
Total Canada – 5.5%		**$39,196**
China		
Materials – 0.0%		
China Metal Recycling (Holdings) Ltd. (A)	30,000	—
Total China – 0.0%		**$ —**
France		
Materials – 0.9%		
L Air Liquide S.A.	56	6,313
Total France – 0.9%		**$ 6,313**
Netherlands		
Energy – 1.2%		
Core Laboratories N.V.	77	8,656
Total Netherlands – 1.2%		**$ 8,656**
Switzerland		
Energy – 1.8%		
Weatherford International Ltd. (A)	1,615	12,561
Total Switzerland – 1.8%		**$12,561**
United Kingdom		
Materials – 6.8%		
BHP Billiton plc	1,529	17,195
Randgold Resources Ltd. ADR	97	8,763
Rio Tinto plc	799	22,436
		48,394
Total United Kingdom – 6.8%		**$48,394**
United States		
Energy – 57.0%		
Anadarko Petroleum Corp.	314	14,623
Baker Hughes, Inc.	507	22,239
Cameron International Corp. (A)	227	15,224
Cimarex Energy Co.	207	20,116
Concho Resources, Inc. (A)	247	24,967
Continental Resources, Inc. (A)	605	18,379
Diamondback Energy, Inc. (A)	74	5,746
Enterprise Products Partners L.P.	140	3,444
EOG Resources, Inc.	359	26,071

COMMON STOCKS (Continued)	Shares	Value
Energy (Continued)		
Exxon Mobil Corp.	167	$ 13,926
FMC Technologies, Inc. (A)	128	3,510
Gulfport Energy Corp. (A)	265	7,499
Halliburton Co.	1,164	41,582
Helmerich & Payne, Inc.	80	4,712
Marathon Oil Corp.	338	3,770
Marathon Petroleum Corp.	103	3,844
Marathon Petroleum Corp. L.P.	166	4,915
Newfield Exploration Co. (A)	417	13,850
Noble Energy, Inc.	486	15,254
Oasis Petroleum LLC (A)	1,211	8,813
Patterson-UTI Energy, Inc.	398	7,011
Phillips 66	128	11,079
Pioneer Natural Resources Co.	153	21,540
Schlumberger Ltd.	677	49,907
Shell Midstream Partners L.P.	165	6,027
Superior Energy Services, Inc.	575	7,693
Tallgrass Energy GP L.P., Class A	607	11,223
Tesoro Corp.	44	3,767
Valero Energy Corp.	58	3,749
Valero Energy Partners L.P.	75	3,533
Whiting Petroleum Corp. (A)	856	6,828
		404,841
Financials – 3.8%		
CME Group, Inc.	282	27,100
Industrials – 2.8%		
Caterpillar, Inc.	253	19,386
Materials – 15.3%		
Dow Chemical Co. (The)	837	42,593
LyondellBasell Industries N.V., Class A	352	30,111
PPG Industries, Inc.	142	15,876
Praxair, Inc.	44	5,007
Southern Copper Corp.	549	15,220
		108,807
Total United States – 78.9%		**$560,134**
TOTAL COMMON STOCKS – 95.1%		**$675,254**
(Cost: $713,488)		

INVESTMENT FUNDS	Shares	Value
United States – 2.7%		
SPDR Gold Trust (A)	161	$ 18,975
TOTAL INVESTMENT FUNDS – 2.7%		**$ 18,975**
(Cost: $19,111)		

PREFERRED STOCKS		
United States		
Utilities – 0.0%		
Konarka Technologies, Inc., 8.000%, Convertible (A)(B)	3,500	—
Total United States – 0.0%		**$ —**
TOTAL PREFERRED STOCKS – 0.0%		**$ —**
(Cost: $10,850)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 1.6%		
Bemis Co., Inc. 0.650%, 4-4-16	$5,000	4,999
Danaher Corp. 0.450%, 4-6-16	4,000	4,000
Mondelez International, Inc. 0.570%, 4-1-16	2,784	2,784
		11,783
Master Note – 0.6%		
Toyota Motor Credit Corp. 0.443%, 4-6-16 (D)	3,938	3,938
TOTAL SHORT-TERM SECURITIES – 2.2%		**$ 15,721**
(Cost: $15,722)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$709,950**
(Cost: $759,171)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		**153**
NET ASSETS – 100.0%		**$710,103**

Ivy Global Natural Resources Fund *(in thousands)* MARCH 31, 2016

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Restricted security. At March 31, 2016, the Fund owned the following restricted security:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Konarka Technologies, Inc., 8.000%, Convertible	8-31-07	3,500	$10,850	$—

The total value of this security represented 0.0% of net assets at March 31, 2016.

(C)Rate shown is the yield to maturity at March 31, 2016.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2016:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	28,819	U.S. Dollar	41,715	4-26-16	UBS AG	$320	$—
Canadian Dollar	31,366	U.S. Dollar	24,121	4-26-16	UBS AG	—	31
Euro	5,473	U.S. Dollar	6,198	4-26-16	UBS AG	—	34
						$320	$65

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$675,254	$ —	$—
Investment Funds	18,975	—	—
Preferred Stocks	—	—	—
Short-Term Securities	—	15,721	—
Total	$694,229	$15,721	$—
Forward Foreign Currency Contracts	$ —	$ 320	$—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 65	$—

During the year ended March 31, 2016, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification	
(as a % of net assets)	
Energy	63.4%
Materials	25.7%
Industrials	4.9%
Financials	3.8%
Utilities	0.0%
Other+	2.2%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Ivy LaSalle Global Real Estate Fund

(UNAUDITED)



Keith R. Pauley



Stanley J. Kraska, Jr

George J. Noon



Matthew Sgrizzi

The Ivy Global Real Estate Fund was renamed Ivy LaSalle Global Real Estate Fund on Feb. 1, 2016. The Fund is subadvised by LaSalle Investment Management Securities, LLC. Below, portfolio managers Keith R. Pauley, CFA; Stanley J. Kraska, Jr.; George J. Noon, CFA; and Matthew Sgrizzi, CFA, discuss positioning, performance and results for the fiscal year ended March 31, 2016. Mr. Pauley and Mr. Kraska have managed the Fund since inception and each has 30 years of industry experience. Mr. Noon has managed the Fund since inception and has 28 years of industry experience. Mr. Sgrizzi became a portfolio manager on the Fund on May 15, 2015. He replaced Ernst-Jan de Leeuw. He has 14 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2016	
Ivy LaSalle Global Real Estate Fund (Class A shares at net asset value)	–2.00%
Ivy LaSalle Global Real Estate Fund (Class A shares including sales charges)	–7.64%
Benchmark(s) and/or Lipper Category	
FTSE EPRA/NAREIT Developed Index (generally reflects the performance of real estate stocks in developed countries)	1.27%
Lipper Global Real Estate Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–0.48%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Dominated by macro concerns

The past year was dominated by concerns about decelerating global economic growth — with a particular focus on the slowing Chinese economy — along with the impact of potential increases in interest rates and falling oil prices. These concerns culminated in the second half of 2015 and into the start of 2016 as market volatility increased, global economic growth and inflation expectations significantly compressed and credit spreads widened. In an attempt to combat the weakening global economic growth outlook and lower inflation expectations, several central banks around the world implemented additional stimulus measures, while others maintained a dovish tone. Markets were able to rally in the final month of the fiscal year with improving macro-economic data and supportive central bank policies.

Public real estate securities (as measured by the FTSE EPRA/NAREIT Developed Index) posted modestly positive gains, outperforming the broader equity markets (as measured by the MSCI World Index) which traded lower during the fiscal year period. The performance of both indices was hindered by this period of higher market volatility and decreasing growth expectations. After a rather active capital market environment in the prior fiscal year, equity issuance by the public real estate companies was much more subdued this year while debt issuance remained high.

Results reflect a few key weightings

The Fund finished the fiscal year with a negative return, as did its peer group average. The Fund's benchmark index had a small positive return for the year.

The Fund's underperformance relative to its benchmark index for the fiscal year was driven by negative stock selection. These results can be attributed to an overweight position relative to the benchmark to the development companies in Hong Kong and Japan. Despite office and residential market fundamentals holding their own or even improving, the developers underperformed. A slowing global economic growth outlook and a heightened level of risk aversion weighed on market sentiment. These development companies were disproportionately impacted in this type of environment with their higher relative correlation with the broader equity market.

Country allocations contributed to performance results, but not enough to outweigh the negative stock selection impact. Allocation results were helped by an overweight that transition to an underweight position to the U.K., an underweight position to Singapore and an overweight position to Australia.

The Fund's portfolio includes companies we believe offer attractive stock prices relative to our estimates of their intrinsic and net asset values, and is well diversified by country, currency, and property type. The Fund's risk profile remains broadly similar to the global property company investment universe. However, the Fund's investments are tilted towards companies with what we believe are better quality assets, management teams capable of adding shareholder value and somewhat less leverage.

Growth concerns remain

The global economic outlook has brightened recently with improvements in macro-economic data, the easing of credit markets and accommodative central banks. Nevertheless, growth concerns remain. Recent forecasts put global economic growth at 2.3% in 2016, with an increase in growth expectations for the U.S. We continue to expect slow-to-moderate economic growth over the next several years. Inflation has remained well below target in most economies, but inflation expectations have begun to tick upwards since mid-February. Interest rates have remained low through the first quarter of 2016.

Real estate fundamentals remain generally positive. Occupancies and rents remain firm or are improving in most markets. We believe most public companies remain well positioned for the current environment from both an operational and capital market access perspective. These companies generally own higher quality assets and are modestly levered, providing them with significant financial flexibility. We think the current positive fundamental outlook is likely to mean global property stocks can produce earnings growth in the mid to high single digits on average in 2016. We believe global real estate companies are trading at their net asset values on average and below the premiums at which they have historically traded.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investment risks associated with investing in real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values.

Because the Fund invests more than 25% of its total assets in the real estate industry, it may be more susceptible to a single economic, regulatory, or technical occurrence than a fund that does not concentrate its investments in this industry.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

The Fund is non-diversified, meaning that it may invest a significant portion of its total assets in a limited number of issuers, and a decline in value of those investments would cause the Fund's overall value to decline greater than that of a more diversified portfolio. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy LaSalle Global Real Estate Fund's performance.

Ivy LaSalle Global Real Estate Fund(a)

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	**99.4%**
Financials	97.6%
Telecommunication Services	1.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**0.6%**

Lipper Rankings

Category: Lipper Global Real Estate Funds	Rank	Percentile
1 Year	126/165	76

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**56.5%**
United States	53.5%
Other North America	3.0%
Pacific Basin	**29.4%**
Japan	12.7%
Hong Kong	8.6%
Australia	7.0%
Other Pacific Basin	1.1%
Europe	**13.5%**
United Kingdom	4.5%
Other Europe	9.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**0.6%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Simon Property Group, Inc.	United States	Financials	Retail REITs
Equity Residential	United States	Financials	Residential REITs
Mitsui Fudosan Co. Ltd.	Japan	Financials	Real Estate Development
Mitsubishi Estate Co. Ltd.	Japan	Financials	Real Estate Development
Sun Hung Kai Properties Ltd.	Hong Kong	Financials	Real Estate Development
Health Care, Inc.	United States	Financials	Health Care REITs
AvalonBay Communities, Inc.	United States	Financials	Residential REITs
Boston Properties, Inc.	United States	Financials	Office REITs
Camden Property Trust	United States	Financials	Residential REITs
Unibail-Rodamco	France	Financials	Retail REITs

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(a)Effective February 1, 2016, the name of Ivy Global Real Estate Fund changed to Ivy LaSalle Global Real Estate Fund.

Ivy LaSalle Global Real Estate Fund

(UNAUDITED)


$15,000
$10,000
$5,000
$0
Ivy Global Real Estate Fund, Class A Shares(1) $10,746
FTSE EPRA/NAREIT Developed Index $12,010
4-01 2013
3-31 2014
3-31 2015
3-31 2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class I	Class R	Class Y
1-year period ended 3-31-16	-7.64%	-6.84%	-3.21%	-2.11%	-2.68%	-2.08%
5-year period ended 3-31-16	—	—	—	—	—	—
10-year period ended 3-31-16	—	—	—	—	—	—
Since Inception of Class through 3-31-16[5]	2.43%	2.37%	3.26%	4.33%	3.72%	4.67%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-1-13 for Class A shares, 4-1-13 for Class B shares, 4-1-13 for Class C shares, 4-1-13 for Class I shares, 4-1-13 for Class R shares and 4-1-13 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy LaSalle Global Real Estate Fund *(in thousands)* MARCH 31, 2016

COMMON STOCKS	Shares	Value
Australia		
Financials – 7.0%		
DEXUS Property Group	55	$ 337
Mirvac Group	280	415
Scentre Group	245	833
Westfield Corp.	107	818
		2,403
Total Australia – 7.0%		**$2,403**
Austria		
Financials – 0.2%		
Buwog AG	2	53
Total Austria – 0.2%		**$ 53**
Canada		
Financials – 2.8%		
Allied Properties	2	57
Canadian Apartments Properties	7	239
Dream Office Real Estate Investment Trust	3	48
H&R Real Estate Investment Trust	14	230
RioCan	12	252
SmartREIT	5	140
		966
Total Canada – 2.8%		**$ 966**
Finland		
Financials – 0.1%		
Sponda plc	5	20
Total Finland – 0.1%		**$ 20**
France		
Financials – 3.4%		
Gecina	2	255
Mercialys S.A.	2	52
Unibail-Rodamco	3	853
		1,160
Total France – 3.4%		**$1,160**
Germany		
Financials – 2.7%		
Ado Properties S.A.(A)	4	153
alstria office AG	10	140
Deutsche EuroShop AG	5	213
Deutsche Wohnen AG	11	337
LEG Immobilien AG	1	75
		918
Total Germany – 2.7%		**$ 918**
Hong Kong		
Financials – 8.6%		
Hongkong Land Holdings Ltd.	76	455
Link (The)	100	590
Financials (Continued)		
Sun Hung Kai Properties Ltd.	111	$1,357
Swire Properties Ltd.	196	530
		2,932
Total Hong Kong – 8.6%		**$2,932**
Japan		
Financials – 12.7%		
Daiwa Office Investment Corp.	—*	199
Global One Corp.	—*	92
Ichigo Hotel Investment Corp.	—*	93
Kenedix Office Investment Corp.	—*	218
Mitsubishi Estate Co. Ltd.	75	1,393
Mitsui Fudosan Co. Ltd.	60	1,497
ORIX JREIT, Inc.	—*	244
Sumitomo Realty & Development Co. Ltd.	12	351
Tokyu, Inc.	—*	251
		4,338
Total Japan – 12.7%		**$4,338**
Jersey		
Financials – 0.2%		
Atrium European Real Estate Ltd.	18	71
Total Jersey – 0.2%		**$ 71**
Mexico		
Financials – 0.2%		
Prologis Property Mexico S.A. de C.V.	33	53
Total Mexico – 0.2%		**$ 53**
Netherlands		
Financials – 0.2%		
Wereldhave N.V.	1	61
Total Netherlands – 0.2%		**$ 61**
Norway		
Financials – 0.5%		
Entra ASA	20	185
Total Norway – 0.5%		**$ 185**
Singapore		
Financials – 1.1%		
CapitaCommercial Trust	49	54
CapitaLand Ltd.	53	121
CapitaMall Trust	59	92
Global Logistic Properties Ltd.	39	55
Mapletree Commercial Trust	37	38
		360
Total Singapore – 1.1%		**$ 360**
Spain		
Financials – 0.1%		
Axiare Patrimonio SOCIMI S.A.	3	$ 48
Total Spain – 0.1%		**$ 48**
Sweden		
Financials – 1.1%		
Hufvudstaden AB	14	224
Wihlborgs Fastigheter AB	7	153
		377
Total Sweden – 1.1%		**$ 377**
Switzerland		
Financials – 0.5%		
PSP Swiss Property Ltd., Registered Shares	2	179
Total Switzerland – 0.5%		**$ 179**
United Kingdom		
Financials – 4.5%		
Big Yellow Group plc	9	96
British Land Co. plc (The)	7	75
Derwent London plc	6	252
Hammerson plc	27	226
Hansteen Holdings plc	54	83
Land Securities Group plc	39	623
LondonMetric Property plc	39	89
Shaftesbury plc	8	110
		1,554
Total United Kingdom – 4.5%		**$1,554**
United States		
Financials – 51.7%		
American Assets Trust, Inc.	2	64
American Campus Communities, Inc.	6	270
AvalonBay Communities, Inc.	6	1,091
Boston Properties, Inc.	8	994
Brixmor Property Group, Inc.	11	284
Camden Property Trust	11	897
Care Capital Properties, Inc.	6	157
CBL & Associates Properties, Inc.	14	162
Columbia Property Trust, Inc.	6	137
Corporate Office Properties Trust	10	265
Cousins Properties, Inc.	15	152
CubeSmart	14	453
DDR Corp.	18	324
Duke Realty Corp.	11	244
DuPont Fabros Technology, Inc.	5	203
EastGroup Properties, Inc.	2	101
Equity Residential	21	1,588
General Growth Properties, Inc.	13	385

Ivy LaSalle Global Real Estate Fund *(in thousands)* MARCH 31, 2016

COMMON STOCKS (Continued)	Shares	Value
Financials (Continued)		
Health Care, Inc.	17	$1,194
Host Hotels & Resorts, Inc.	22	360
Hudson Pacific Properties, Inc.	8	238
LaSalle Hotel Properties	15	372
Medical Properties Trust, Inc.	2	24
New York, Inc.	4	45
Paramount Group, Inc.	16	262
ProLogis	18	784
Public Storage, Inc.	3	711
Ramco-Gershenson Properties Trust	9	155
Retail Properties of America, Inc.	12	187
RLJ Lodging Trust	12	268
Senior Housing Properties Trust	11	197
Simon Property Group, Inc.	12	2,550
SL Green Realty Corp.	3	266
Sovran Self Storage, Inc.	2	$ 290
Spirit Realty Capital, Inc.	23	261
Sunstone Hotel Investors, Inc.	20	283
Taubman Centers, Inc.	6	442
Ventas, Inc.	6	351
Vornado Realty Trust	7	678
		17,689
Telecommunication Services – 1.8%		
American Tower Corp., Class A	6	608
Total United States – 53.5%		**$18,297**
TOTAL COMMON STOCKS – 99.4%		**$33,975**
(Cost: $31,301)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.0%		
Toyota Motor Credit Corp. 0.443%, 4-6-16(B)	$7	$ 7
TOTAL SHORT-TERM SECURITIES – 0.0%		**$ 7**
(Cost: $7)		
TOTAL INVESTMENT SECURITIES – 99.4%		**$33,982**
(Cost: $31,308)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.6%		**202**
NET ASSETS – 100.0%		**$34,184**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$33,975	$ —	$ —
Short-Term Securities	—	7	—
Total	$33,975	$ 7	$ —

During the year ended March 31, 2016, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trusts

Market Sector Diversification

(as a % of net assets)	
Financials	97.6%
Telecommunication Services	1.8%
Other+	0.6%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Ivy LaSalle Global Risk-Managed Real Estate Fund



Keith R. Pauley



Stanley J. Kraska, Jr.



George J. Noon



Matthew Sgrizzi

The Ivy Global Risk-Managed Real Estate Fund was renamed Ivy LaSalle Global Risk-Managed Real Estate Fund on Feb. 1, 2016. The Fund is subadvised by LaSalle Investment Management Securities, LLC. Below, portfolio managers Keith R. Pauley, CFA; Stanley J. Kraska, Jr.; George J. Noon, CFA; and Matthew Sgrizzi, CFA, discuss positioning, performance and results for the fiscal year ended March 31, 2016. Mr. Pauley and Mr. Kraska have managed the Fund since inception and each has 30 years of industry experience. Mr. Noon has managed the Fund since inception and has 28 years of industry experience. Mr. Sgrizzi became a portfolio manager on the Fund on May 15, 2015. He replaced Ernst-Jan de Leeuw. He has 14 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2016	
Ivy LaSalle Global Risk-Managed Real Estate Fund (Class A shares at net asset value)	5.27%
Ivy LaSalle Global Risk-Managed Real Estate Fund (Class A shares including sales charges)	–0.74%
Benchmark(s) and/or Lipper Category	
FTSE EPRA/NAREIT Developed Index (generally reflects the performance of real estate stocks in developed countries)	1.27%
Lipper Global Real Estate Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–0.48%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Dominated by macro concerns

The past year was dominated by concerns about decelerating global economic growth — with a particular focus on the slowing Chinese economy — along with the impact of potential increases in interest rates and falling oil prices. These concerns culminated in the second half of 2015 and into the start of 2016 as market volatility increased, global economic growth and inflation expectations significantly compressed and credit spreads widened. In an attempt to combat the weakening global economic growth outlook and lower inflation expectations, several central banks around the world implemented additional stimulus measures, while others maintained a dovish tone. Markets were able to rally in the final month of the fiscal year with improving macro-economic data and supportive central bank policies.



Public real estate securities (as measured by the FTSE EPRA/NAREIT Developed Index) posted modestly positive gains, outperforming the broader equity markets (as measured by the MSCI World Index) which traded lower during the fiscal year period. The performance of both indices was hindered by this period of higher market volatility and decreasing growth expectations. After a rather active capital market environment in the prior fiscal year, equity issuance by the public real estate companies was much more subdued this year while debt issuance remained high.

Performance

The Fund finished the fiscal year with a positive return, above the positive return of its benchmark index and the negative return of its peer group average.

Stock selection was contributed to performance in all major geographic regions, with particular strength in Japan and the U.S. A large portion of the outperformance relative to the benchmark index can be attributed to the risk-managed strategy of the Fund, which helped avoid Asian development companies and U. S. hotel companies, both of which significantly underperformed during the period. Asian development companies faced a slowing global economic growth outlook coupled with a heightened level of risk aversion, both of which weighed on market sentiment. These development companies were disproportionately impacted in this type of environment with their higher relative correlation with the broader equity market. U.S. hotel companies also underperformed as the sector's fundamentals weakened in 2015 and remained weak at the start of 2016. Hotels also faced headwinds from a strong U.S. dollar, limited international tourism, a growing supply pipeline, and disruptive threats from online sites to select and book accommodations as well as guest experience review sites.

In addition, positive stock selection results in Japan were helped by the strong performance of the country's property investment companies, which have benefitted from the Bank of Japan's negative interest rate policy and a renewed demand for yield. The Fund's outperformance in the U.S. also can be partly attributed to a tilt towards blue-chip securities and an overweight allocation to the outperforming apartment, regional mall and self-storage sectors.

Country allocations also contributed to performance in the period, with positive results from an overweight position that transition to an underweight to the U.K., an underweight position to Singapore and an overweight position to Australia.

The Fund's portfolio includes companies we believe offer favorable stock prices relative to estimates of their intrinsic and net asset values, and is well diversified by country, currency, and property type. The Fund's portfolio is tilted towards companies with what we believe are better quality assets, management teams capable of adding shareholder value and significantly lower leverage. Although they have less risk on average, we believe the companies in the Fund are likely to produce solid earnings growth.

Growth concerns remain

The global economic outlook has brightened recently with improvements in macro-economic data, the easing of credit markets and accommodative central banks. Nevertheless, growth concerns remain. Recent forecasts put global economic growth at 2.3% in 2016, with an increase in growth expectations for the U.S. We continue to expect slow-to-moderate economic growth over the next several years. Inflation has remained well below target in most economies, but inflation expectations have begun to tick upwards since mid-February. Interest rates have remained low through the first quarter of 2016.

Real estate fundamentals remain generally positive. Occupancies and rents remain firm or are improving in most markets. We believe most public companies remain well positioned for the current environment from both an operational and capital market access perspective. These companies generally own higher quality assets and are modestly levered, providing them with significant financial flexibility. We think the current positive fundamental outlook is likely to mean global property stocks can produce earnings growth in the mid to high single digits on average in 2016. We believe global real estate companies are trading at their net asset values on average and below the premiums at which they have historically traded.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investment risks associated with investing in real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values.

Because the Fund invests more than 25% of its total assets in the real estate industry, it may be more susceptible to a single economic, regulatory, or technical occurrence than a fund that does not concentrate its investments in this industry.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

The Fund is non-diversified, meaning that it may invest a significant portion of its total assets in a limited number of issuers, and a decline in value of those investments would cause the Fund's overall value to decline greater than that of a more diversified portfolio. These and other risks are more fully described in the Fund's prospectus.

There is no guarantee that the Ivy LaSalle Global Risk-Managed Real Estate Fund will not decline in value in comparison with funds that do not use a risk-managed approach.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy LaSalle Global Risk-Managed Real Estate Fund's performance.

Ivy LaSalle Global Risk-Managed Real Estate Fund[(a)] ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	**97.8%**
Financials	97.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**2.2%**

Lipper Rankings

Category: Lipper Global Real Estate Funds	Rank	Percentile
1 Year	2/165	2

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**55.7%**
United States	53.3%
Other North America	2.4%
Pacific Basin	**28.6%**
Japan	11.5%
Hong Kong	8.4%
Australia	7.4%
Other Pacific Basin	1.3%
Europe	**13.5%**
United Kingdom	4.4%
France	3.8%
Other Europe	5.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**2.2%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Simon Property Group, Inc.	United States	Financials	Retail REITs
Equity Residential	United States	Financials	Residential REITs
Health Care, Inc.	United States	Financials	Health Care REITs
Boston Properties, Inc.	United States	Financials	Office REITs
Public Storage, Inc.	United States	Financials	Specialized REITs
Swire Properties Ltd.	Hong Kong	Financials	Real Estate Operating Companies
Hongkong Land Holdings Ltd.	Hong Kong	Financials	Real Estate Development
AvalonBay Communities, Inc.	United States	Financials	Residential REITs
Scentre Group	Australia	Financials	Retail REITs
Camden Property Trust	United States	Financials	Residential REITs

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(a)Effective February 1, 2016, the name of Ivy Global Risk-Managed Real Estate Fund changed to Ivy LaSalle Global Risk-Managed Real Estate Fund.

Ivy LaSalle Global Risk-Managed Real Estate Fund (UNAUDITED)


Ivy Global Risk-Managed Real Estate Fund, Class A Shares(1) $11,470
FTSE EPRA/NAREIT Developed Index $12,010
$30,000
$20,000
$10,000
$0
4-01 2013
3-31 2014
3-31 2015
3-31 2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class I	Class R	Class Y
1-year period ended 3-31-16	-0.74%	0.36%	4.34%	5.37%	4.78%	5.25%
5-year period ended 3-31-16	—	—	—	—	—	—
10-year period ended 3-31-16	—	—	—	—	—	—
Since Inception of Class through 3-31-16(5)	4.68%	4.91%	5.81%	6.78%	6.16%	6.80%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-1-13 for Class A shares, 4-1-13 for Class B shares, 4-1-13 for Class C shares, 4-1-13 for Class I shares, 4-1-13 for Class R shares and 4-1-13 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy LaSalle Global Risk-Managed Real Estate Fund (in thousands) MARCH 31, 2016

COMMON STOCKS	Shares	Value
Australia		
Financials – 7.4%		
DEXUS Property Group	237	$1,442
Scentre Group	696	2,369
Vicinity Centres	188	461
Westfield Corp.	284	2,177
		6,449
Total Australia – 7.4%		**$6,449**
Canada		
Financials – 2.4%		
Allied Properties	11	287
Boardwalk	2	78
Canadian Apartments Properties	17	591
RioCan	34	702
SmartREIT	17	448
		2,106
Total Canada – 2.4%		**$2,106**
France		
Financials – 3.8%		
Gecina	7	1,027
Mercialys S.A.	5	122
Unibail-Rodamco	8	2,126
		3,275
Total France – 3.8%		**$3,275**
Germany		
Financials – 3.0%		
Ado Properties S.A. (A)	12	409
alstria office AG	33	477
Deutsche EuroShop AG	14	654
Deutsche Wohnen AG	28	865
LEG Immobilien AG	2	182
		2,587
Total Germany – 3.0%		**$2,587**
Hong Kong		
Financials – 8.4%		
Hongkong Land Holdings Ltd.	471	2,818
Link (The)	265	1,569
Swire Properties Ltd.	1,080	2,916
		7,303
Total Hong Kong – 8.4%		**$7,303**
Japan		
Financials – 11.5%		
Activia Properties, Inc.	—*	384
Comforia Residential, Inc.	—*	183
Daiwa Office Investment Corp.	—*	1,287
Hulic, Inc.	—*	657
Kenedix Office Investment Corp.	—*	1,929
Nippon Building Fund, Inc.	—*	$2,128
Nippon Prologis, Inc.	—*	497
ORIX JREIT, Inc.	1	2,129
Tokyu, Inc.	1	734
		9,928
Total Japan – 11.5%		**$9,928**
Jersey		
Financials – 0.3%		
Atrium European Real Estate Ltd.	60	241
Total Jersey – 0.3%		**$ 241**
Netherlands		
Financials – 0.2%		
Wereldhave N.V.	3	190
Total Netherlands – 0.2%		**$ 190**
Singapore		
Financials – 1.3%		
Ascendas Real Estate Investment Trust	85	151
CapitaCommercial Trust	334	364
CapitaMall Trust	227	352
Mapletree Commercial Trust	208	218
		1,085
Total Singapore – 1.3%		**$1,085**
Spain		
Financials – 0.3%		
Axiare Patrimonio SOCIMI S.A.	18	273
Total Spain – 0.3%		**$ 273**
Sweden		
Financials – 1.0%		
Hufvudstaden AB	55	877
Total Sweden – 1.0%		**$ 877**
Switzerland		
Financials – 0.5%		
PSP Swiss Property Ltd., Registered Shares	5	438
Total Switzerland – 0.5%		**$ 438**
United Kingdom		
Financials – 4.4%		
Big Yellow Group plc	20	218
Derwent London plc	15	660
Hammerson plc	68	569
Hansteen Holdings plc	116	177
Land Securities Group plc	103	1,622
LondonMetric Property plc	89	$ 202
Shaftesbury plc	30	393
		3,841
Total United Kingdom – 4.4%		**$ 3,841**
United States		
Financials – 53.3%		
American Assets Trust, Inc.	13	518
American Campus Communities, Inc.	28	1,310
AvalonBay Communities, Inc.	15	2,808
Boston Properties, Inc.	24	3,108
Brixmor Property Group, Inc.	29	736
Camden Property Trust	27	2,254
Corporate Office Properties Trust	28	738
Cousins Properties, Inc.	34	355
CubeSmart	34	1,136
Duke Realty Corp.	27	613
EastGroup Properties, Inc.	12	718
Equity Residential	60	4,508
Federal Realty Investment Trust	4	702
General Growth Properties, Inc.	32	951
Health Care, Inc.	51	3,547
Hudson Pacific Properties, Inc.	24	704
National Retail Properties, Inc.	16	758
New York, Inc.	9	91
Paramount Group, Inc.	68	1,085
ProLogis	47	2,056
Public Storage, Inc.	11	2,941
Ramco-Gershenson Properties Trust	25	451
Regency Centers Corp.	13	977
Retail Properties of America, Inc.	34	531
Senior Housing Properties Trust	28	493
Simon Property Group, Inc.	33	6,927
Sovran Self Storage, Inc.	6	735
Taubman Centers, Inc.	25	1,765
Ventas, Inc.	15	937
Vornado Realty Trust	18	1,706
		46,159
Total United States – 53.3%		**$46,159**
TOTAL COMMON STOCKS – 97.8%		**$84,752**
(Cost: $75,986)		

Ivy LaSalle Global Risk-Managed Real Estate Fund (in thousands) MARCH 31, 2016

SHORT-TERM SECURITIES	Principal	Value
Master Note – 1.2%		
Toyota Motor Credit Corp.		
0.443%, 4-6-16 (B)	$1,000	$ 1,000
TOTAL SHORT-TERM SECURITIES – 1.2%		**$ 1,000**
(Cost: $1,000)		
TOTAL INVESTMENT SECURITIES – 99.0%		**$85,752**
(Cost: $76,986)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		**909**
NET ASSETS – 100.0%		**$86,661**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$84,752	$ —	$ —
Short-Term Securities	—	1,000	—
Total	$84,752	$ 1,000	$ —

During the year ended March 31, 2016, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trusts

Market Sector Diversification	
(as a % of net assets)	
Financials	97.8%
Other+	2.2%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Matthew K. Richmond



Lowell R. Bolken

Ivy Real Estate Securities Fund (the "Fund") is subadvised by Advantus Capital Management, Inc. Below, Matthew K. Richmond and Lowell R. Bolken, CFA, portfolio managers of the Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2016. Mr. Richmond has managed the Fund since 2014 and has 21 years of industry experience. Mr. Bolken has managed the Fund since 2006 and has 25 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2016	
Ivy Real Estate Securities Fund (Class A shares at net asset value)	3.41%
Ivy Real Estate Securities Fund (Class A shares including sales charges)	–2.53%
Benchmark(s) and/or Lipper Category	
Wilshire U.S. Real Estate Securities Index (generally reflects the performance of securities representing the commercial real estate market)	5.38%
Lipper Real Estate Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	2.52%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below reflects net asset value (NAV).

Volatility amid uncertain backdrop

While real estate stocks delivered positive returns during the fiscal year and performed in-line with the broader U.S. stock market, the path to those returns was anything but smooth. The sector spent all but the last few weeks of the year in negative territory before rallying sharply in March to finish with a gain. Like the broader equity markets, real estate investment trust (REIT) share prices were tossed between "risk on" and "risk off" investor sentiment. Fears of rising interest rates and their impact on all asset valuations; slow, weak growth in global gross domestic product (GDP); a precipitous drop in oil prices; dramatic geopolitical events including rising terrorism; unfounded fear of a mini-credit crisis; and widespread uncertainty around the policy actions of the U.S. Federal Reserve (Fed) were headwinds for the equity markets and REITs.

U.S. commercial real estate conditions improved steadily throughout the year. Occupancies and rental rates across all major property types improved and reached record levels in apartments and self-storage facilities. There continued to be limited new construction activity and, in instances in which construction appeared to be heating up, demand was robust enough to absorb the new supply. The fundamental backdrop for the sector remained stable, potentially allowing for a longer-than-average recovery cycle. How the property sector performs going forward will be largely determined by macroeconomic and capital market fundamentals.

Performance constrained by office companies

The Fund delivered a positive return for the fiscal year that was above its peer group average but below its benchmark index.

Favorable stock selection within owners of self-storage, health care facilities and regional malls contributed to the Fund's relative performance. However, the contribution to return from these sectors was overshadowed by negative performance in the office sector. The Fund was overweight relative to its benchmark index in coastal-focused, urban office owners and these stocks lagged the benchmark index. Growing fears of a tech-driven slowdown in San Francisco leasing activity and expectations for weaker New York City leasing caused owners in those markets to have negative total returns. To date, there has been little evidence that either of these conditions has materialized, but the perception that these trends could unfold was a headwind for share prices.

The majority of the Fund's other holdings were contributors. An overweight to self-storage owners was the largest positive contributor. Self-storage fundamentals were strong, and we believe 2016 may again offer earnings growth in that sector. We avoided low-quality regional mall owners in the Fund, which provided a significant contribution to performance. Operating conditions for non-dominant mall properties remained challenging, and private valuations for those properties are extremely stressed. A decision to underweight owners of health care facilities, whose returns were muted by fears of rising interest rates and a broadly changing health care reimbursement landscape, also contributed to returns. Finally, an overweighting in industrial warehouse owners benefitted returns. Industrial landlords are experiencing a significant increase in demand, driven by economic improvement and growth in e-commerce sales.

We have positioned the Fund to potentially benefit from improvement in GDP growth and employment, a stable interest rate environment and healthy overall U.S. capital markets. We focused the majority of holdings in mid- and large-capitalization companies with a bias toward major urban, coastal and Sunbelt markets.

A common theme among individual holdings within the Fund was companies that we believe own well-located, high-quality properties; feature stable balance sheets; are exhibiting improving property fundamentals; and have above-average cash-flow growth prospects. From a property-type perspective, the Fund was overweight in owners of apartments, warehouses, urban-centric office buildings and self-storage facilities.

Outlook for 2016

We believe that real estate stocks should continue to offer an attractive dividend yield with a stable earnings growth profile relative to broader equities. However, volatility appears to be here to stay, as the markets grapple with weak global growth and unprecedented monetary policy actions meant to stimulate aggregate demand. This sort of backdrop can lead to short-term dislocations in REIT share prices relative to their underlying property value.

Absent the U.S. slipping into an outright recession, or even a stall-speed environment, we believe commercial real estate properties can deliver another year of solid cash flow growth. Occupancies and rental rates across the major property types are at or nearing equilibrium levels, and we think the current environment can sustain itself with the proper macro backdrop. We believe that few, if any, of the typical forces that have caused previous corrections are present today.

At the property level, real estate conditions in the U.S. remain favorable, although the cycle appears to be in the later stages. The primary determination of whether the cycle prolongs itself lies with the pace of economic growth and the health of credit markets. We believe a recent slowdown in commercial mortgage-backed securities lending, if sustained, will exert negative pressure on property prices. In addition, a failure of the economy to accelerate may impede future space demand. Demand still exceeds new supply across the major property types, speculative construction activity is minimal, and both property pricing and lending standards remain rational.

In an environment of positive GDP growth and 1.5-2% employment growth, we think real estate operating conditions are likely to remain favorable. In that environment, 2016 may provide another year of cash flow growth for REITs. We believe cash flow growth may be 6-8% across the sector, with similar levels of dividend growth. Still, we are mindful of peaking internal growth levels and believe the sector is reliant on continued economic improvement to sustain current operating conditions.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investment risks associated with real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values. Real estate securities are subject to interest-rate risk and, as such, the Fund's net asset value may fall as interest rates rise.

Because the Fund invests more than 25% of its total assets in the real estate industry, it may be more susceptible to a single economic, regulatory, or technical occurrence than a fund that does not concentrate its investments in this industry. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of Ivy Real Estate Securities Fund's performance.

Ivy Real Estate Securities Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	**99.0%**
Financials	94.5%
Information Technology	3.9%
Industrials	0.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**1.0%**

Lipper Rankings

Category: Lipper Real Estate Funds	Rank	Percentile
1 Year	129/263	49
3 Year	83/222	38
5 Year	117/188	62
10 Year	91/129	70

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Simon Property Group, Inc.	Financials	Retail REITs
Public Storage, Inc.	Financials	Specialized REITs
AvalonBay Communities, Inc.	Financials	Residential REITs
Essex Property Trust, Inc.	Financials	Residential REITs
Health Care, Inc.	Financials	Health Care REITs
ProLogis	Financials	Industrial REITs
Boston Properties, Inc.	Financials	Office REITs
Equinix, Inc.	Information Technology	Internet Software & Services
Equity Residential	Financials	Residential REITs
Ventas, Inc.	Financials	Specialized REITs

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Real Estate Securities Fund

(UNAUDITED)



$40,000
$30,000
$20,000
$10,000
$0
Ivy Real Estate Securities Fund, Class A Shares(1) $15,884
Wilshire Real Estate Securities Index $18,390
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class R	Class R6	Class Y
1-year period ended 3-31-16	-2.53%	-1.41%	2.67%	-2.58%	3.86%	3.21%	4.02%	3.62%
5-year period ended 3-31-16	9.32%	9.34%	9.80%	9.22%	11.17%	10.48%	—	10.90%
10-year period ended 3-31-16	4.74%	4.38%	4.54%	—	—	5.37%	—	5.73%
Since Inception of Class through 3-31-16[5]	—	—	—	3.16%	4.58%	—	12.90%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-2-07 for Class E shares, 4-2-07 for Class I shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Real Estate Securities Fund *(in thousands)* MARCH 31, 2016

COMMON STOCKS	Shares	Value
Financials		
Diversified REITs – 0.5%		
STORE Capital Corp.	143	$ 3,693
Health Care REITs – 5.2%		
Care Capital Properties, Inc.	94	2,512
HCP, Inc.	78	2,554
Health Care, Inc.	438	30,371
Physicians Realty Trust	75	1,401
		36,838
Hotel & Resort REITs – 1.2%		
Chesapeake Lodging Trust	127	3,353
Pebblebrook Hotel Trust	190	5,526
		8,879
Industrial REITs – 6.8%		
DCT Industrial Trust, Inc.	192	7,583
First Industrial Realty Trust, Inc.	445	10,124
ProLogis	685	30,278
		47,985
Office REITs – 16.6%		
Alexandria Real Estate Equities, Inc.	146	13,297
Boston Properties, Inc.	227	28,834
Douglas Emmett, Inc.	307	9,244
Duke Realty Corp.	623	14,049
Highwoods Properties, Inc.	212	10,112
Kilroy Realty Corp.	160	9,928
SL Green Realty Corp.	172	16,667
Vornado Realty Trust	158	14,874
		117,005
Residential REITs – 22.3%		
American Campus Communities, Inc.	270	12,724
Apartment Investment and Management Co., Class A	129	5,393
AvalonBay Communities, Inc.	181	34,510
Camden Property Trust	160	13,488
Education Realty Trust, Inc.	66	$ 2,758
Equity Lifestyle Properties, Inc.	115	8,383
Equity Residential	347	26,011
Essex Property Trust, Inc.	131	30,606
Sun Communities, Inc.	98	6,982
UDR, Inc.	427	16,446
		157,301
Retail REITs – 23.1%		
Brixmor Property Group, Inc.	232	5,944
Federal Realty Investment Trust	60	9,433
General Growth Properties, Inc.	663	19,724
Kimco Realty Corp.	556	16,015
Macerich Co. (The)	172	13,645
National Retail Properties, Inc.	22	1,030
Regency Centers Corp.	155	11,594
Simon Property Group, Inc.	354	73,600
Weingarten Realty Investors	309	11,605
		162,590
Specialized REITs – 18.8%		
CubeSmart	352	11,723
Digital Realty Trust, Inc.	195	17,273
Extra Space Storage, Inc.	184	17,187
Host Hotels & Resorts, Inc.	942	15,734
LaSalle Hotel Properties	63	1,587
Public Storage, Inc.	141	38,974
RLJ Lodging Trust	255	5,839
Sunstone Hotel Investors, Inc.	285	3,985
Ventas, Inc.	318	19,998
		132,300
Total Financials – 94.5%		**$666,591**
Industrials		
Office Services & Supplies – 0.6%		
CyrusOne, Inc.	95	$ 4,323
Total Industrials – 0.6%		**4,323**
Information Technology		
Internet Software & Services – 3.9%		
Equinix, Inc.	83	27,353
Total Information Technology – 3.9%		**27,353**
TOTAL COMMON STOCKS – 99.0%		**$698,267**
(Cost: $465,352)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.5%		
Toyota Motor Credit Corp., 0.443%, 4-6-16 (A)	$3,193	3,193
TOTAL SHORT-TERM SECURITIES – 0.5%		**$ 3,193**
(Cost: $3,193)		
TOTAL INVESTMENT SECURITIES – 99.5%		**$701,460**
(Cost: $468,545)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%		**3,598**
NET ASSETS – 100.0%		**$705,058**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$698,267	$ —	$—
Short-Term Securities	—	3,193	—
Total	$698,267	$3,193	$—

During the year ended March 31, 2016, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.

Ivy Science and Technology Fund



Zachary H. Shafran

Below, Zachary H. Shafran, portfolio manager of Ivy Science and Technology Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2016. He has managed the Fund since February 2001 and has 27 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2016	
Ivy Science and Technology Fund (Class A shares at net asset value)	–15.10%
Ivy Science and Technology Fund (Class A shares including sales load)	–19.98%
Benchmark(s) and/or Lipper Category	
S&P North American Technology Sector Index (generally reflects the performance of U.S. science and technology stocks)	8.79%
Lipper Science & Technology Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–1.09%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Uncertainty continues with slow global growth

Equity and fixed-income markets were volatile in the fiscal year ended March 31, 2016. The global recovery experienced setbacks throughout the year, though we believe the gradual recovery should continue. Global growth for 2016 is expected to be weaker and more uneven than earlier forecasts, with the U.S. emerging as the main driver for growth. After many false starts, in the fourth quarter of 2015, the U.S. Federal Reserve (Fed) raised rates for the first time since June 2006. Additional rate increases may take place at some point this upcoming year. Inflation generally surprised on the downside with the drop in commodity prices and lackluster wage growth. On the international front, economic growth remained sluggish despite a continued policy of central bank easing. During the fourth quarter, the Eurozone was disappointed with European Central Bank (ECB) President Mario Draghi's tempered announcement during the most recent ECB meeting, as expectations were high for a more aggressive response to the current slow-growth conditions. Potential turmoil remains in the European Union (EU), as Britain set June 23 as the date for a referendum on the country's membership in the EU. In early 2015, the chances of a "Brexit" — Britain departing from the EU — seemed remote. Today, largely due to Europe's migration crisis and regulation concerns, the chances of a Brexit have increased.

The decline in energy prices that started mid-year 2014 gathered steam during the fiscal year as robust North American production, in addition to the recovery of oil supplies in OPEC nations (Libya and Iraq), has overwhelmed tepid global demand for the commodity. The continued downgrading of demand growth through the year, along with OPEC's unwillingness to support price levels by curtailing output, led to the rapid decline in price levels. While the sharp fall in oil prices adversely impacted the energy sector and oil-producing countries, we believe this will aid consumer-based economies/countries if the price stays at a relatively low level for an extended period.

On the year, information technology stocks performed well, with the Fund's benchmark index advancing nearly 9%. The market was notably narrow, with the largest five companies in the benchmark accounting for the vast majority of the benchmark's return. We believe balance sheet strength (large cash balances and relatively low debt levels), increases in dividend payments and strong management were key in providing stability and growth to this sector. On the health care front, we believe there are many investment opportunities in those companies that are able to provide innovative solutions or services to the end user.

A volatile year

The Fund significantly underperformed its benchmark and its peer-group average during the period. Poor stock selection in industrials, consumer discretionary and information technology were the main detractors to relative performance, while overall sector allocation, in particular health care, also contributed to the relative decline. In terms of specific holdings, a position in Micron Technology Inc. was the greatest detractor to performance for the year, followed by the Fund's holding of Vertex Pharmaceuticals Inc. Micron Technology reported disappointing earnings and guidance during the fiscal year. Weakness in the PC industry, along with cost and margin concerns, negatively impacted performance during the period. Additionally, in 2015 virtually all of the technology sector's outperformance came from a few names, including Facebook, Amazon, Netflix, and Google, accounting for a very narrow market for outperformance. While the Fund had sizable positions in Facebook and Google, its relative underweight in these positions compared to the index and its lack of exposure to Amazon and Netflix had a negative impact on Fund performance.

Unfortunately, the Fund's long-standing "applied science and technology" investment approach also diminished performance. The Fund's allocation to health care, a sector not included in the Fund's benchmark index, was a notable detractor to performance; however, we believe this is one of the sectors with the greatest opportunity for innovation and growth going forward.

Fund positioning

While we recognize the challenges of the world economic backdrop, we are excited about the innovation and growth that is taking place within certain companies. We believe many of the stocks in the information technology space remain relatively inexpensive and are well-positioned going forward. As confidence is restored, we believe there should be an increase in capital expenditure in various markets around the world as companies become more comfortable with the high cost transitions related to changes in internal infrastructure. The Fund had about 70% of its equity exposure in the information technology sector as of March 31, 2016.

The Fund's exposure to health care names over the year remained relatively stable, and as of the fiscal year-end, about 19% of the Fund's equity holdings were in the health care sector. Also, in developing markets, as the standard of living increases, we believe the demand for quality health care should increase as well. In our view, medical technology, biotechnology, medical records and pharmaceuticals are among the greatest innovators and early adopters of new science and technology, so we are paying particularly close attention to companies in those areas as well. We also are looking more closely at companies that may benefit from a continued low interest rate environment.

The "applied science and technology" holdings span several industries and sectors and make up the remainder of the Fund's equity composition, totaling approximately 10%. The Fund's cash position as of March 31, 2016 was about 1%. The current cash allocation is slightly lower than the Fund's historic average allocation. We almost always have some cash on hand in an effort to take advantage of opportunities that may present themselves or to use as a defensive measure to protect the Fund in adverse market conditions.

Seeking opportunities in a muted growth environment

We believe global economic growth is fragile and is being buoyed by an extremely aggressive global monetary policy. For instance, early in 2015 the ECB unveiled details of a trillion-euro bond purchase program. It seems that only the Fed has moved in a direction of tighter policy. All in all, we think eventual improvement in economic growth will lead to tighter monetary and, to a lesser extent, fiscal policy across the globe.

For the upcoming fiscal year, lingering fiscal concerns and other geopolitical risks have resulted in a rather muted growth outlook. That said, in mixed economic environments, we believe there are many potential investment opportunities — especially in biotechnology, data, mobility and health care — around the world. As we look at the securities of such companies, we are focused on what we believe are good growth prospects and sound capital structures. We believe there will be a modest improvement in capital spending trends, and we are looking for a continuation of an active mergers-and-acquisition environment. As always, we will carefully monitor the macroeconomic environment, but our focus remains primarily on security-specific fundamental research. Going forward, we believe this attention to bottom-up research, coupled with the innovation and transformation under way across the globe, will continue to provide investment opportunities for the Fund.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Because the Fund invests more than 25% of its total assets in the science and technology industry and has significant concentrations within certain issuers, the Fund's performance may be more susceptible to a single economic, regulatory or technological occurrence than a fund that does not concentrate its investments in this industry. Securities of companies within specific industries or sectors of the economy may periodically perform differently than the overall market. In addition, the Fund's performance may be more volatile than an investment in a portfolio of broad market securities and may underperform the market as a whole, due to the relatively limited number of issuers of science and technology related securities. Investment risks associated with investing in science and technology securities, in addition to other risks, include: operating in rapidly changing fields, abrupt or erratic market movements, limited product lines, markets or financial resources, management that is dependent on a limited number of people, short product cycles, aggressive pricing of products and services, new market entrants and obsolescence of existing technology. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The portfolio manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Science and Technology Fund's performance.

Ivy Science and Technology Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	**98.6%**
Information Technology	68.9%
Health Care	18.7%
Industrials	3.1%
Consumer Discretionary	2.6%
Financials	1.8%
Telecommunication Services	1.7%
Utilities	1.1%
Materials	0.5%
Consumer Staples	0.2%
Warrants	**0.0%**
Purchased Options	**0.0%**
Bonds	**0.5%**
Corporate Debt Securities	0.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**0.9%**

Country Weightings

North America	**80.1%**
United States	80.1%
Europe	**8.6%**
Pacific Basin	**5.4%**
India	3.9%
Other Pacific Basin	1.5%
Other	**4.0%**
Israel	4.0%
Bahamas/Caribbean	**1.0%**
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Purchased Options	**0.9%**

Lipper Rankings

Category: Lipper Science & Technology Funds	Rank	Percentile
1 Year	153/160	96
3 Year	133/149	89
5 Year	71/142	50
10 Year	19/115	17

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Microsoft Corp.	United States	Information Technology	Systems Software
Euronet Worldwide, Inc.	United States	Information Technology	Data Processing & Outsourced Services
Alliance Data Systems Corp.	United States	Information Technology	Data Processing & Outsourced Services
Microsemi Corp.	United States	Information Technology	Semiconductors
WNS (Holdings) Ltd. ADR	India	Information Technology	Data Processing & Outsourced Services
Aspen Technology, Inc.	United States	Information Technology	Application Software
Cerner Corp.	United States	Health Care	Health Care Technology
Micron Technology, Inc.	United States	Information Technology	Semiconductors
ACI Worldwide, Inc.	United States	Information Technology	Application Software
Facebook, Inc., Class A	United States	Information Technology	Internet Software & Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Science and Technology Fund

(UNAUDITED)


Ivy Science and Technology Fund, Class A Shares(1) $22,681
S&P North American Technology Sector Index $24,876
$40,000
$30,000
$20,000
$10,000
$0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class E	Class I	Class R	Class R6	Class Y
1-year period ended 3-31-16	-19.98%	-18.99%	-15.68%	-20.09%	-14.84%	-15.35%	-14.71%	-15.04%
5-year period ended 3-31-16	7.72%	8.02%	8.24%	7.63%	9.35%	8.69%	—	9.07%
10-year period ended 3-31-16	8.53%	8.37%	8.36%	—	—	8.93%	—	9.28%
Since Inception of Class through 3-31-16(5)	—	—	—	8.57%	10.03%	—	-4.68%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-2-07 for Class E shares, 4-2-07 for Class I shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Science and Technology Fund *(in thousands)* MARCH 31, 2016

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Consumer Electronics – 2.6%		
Garmin Ltd.	1,439	$ 57,490
Harman International Industries, Inc.	821	73,121
		130,611
Total Consumer Discretionary – 2.6%		**130,611**
Consumer Staples		
Agricultural Products – 0.2%		
Arcadia Biosciences, Inc. (A)(B)	3,161	8,788
Total Consumer Staples – 0.2%		**8,788**
Financials		
Specialized REITs – 1.8%		
QTS Realty Trust, Inc., Class A	1,926	91,240
Total Financials – 1.8%		**91,240**
Health Care		
Biotechnology – 7.2%		
Evogene Ltd. (A)(B)	1,852	12,056
FibroGen, Inc. (A)	1,187	25,278
Isis Pharmaceuticals, Inc. (A)	3,356	135,898
Seres Therapeutics, Inc. (A)	344	9,148
Spark Therapeutics, Inc. (A)	119	3,509
Vertex Pharmaceuticals, Inc. (A)	2,211	175,736
		361,625
Health Care Equipment – 0.3%		
Avinger, Inc. (A)(B)	1,363	13,062
Health Care Facilities – 2.5%		
Tenet Healthcare Corp. (A)	4,275	123,687
Health Care Technology – 3.7%		
Cerner Corp. (A)	3,506	185,667
Life Sciences Tools & Services – 1.9%		
PRA Health Sciences, Inc. (A)	2,266	96,900
Pharmaceuticals – 3.1%		
Teva Pharmaceutical Industries Ltd. ADR	2,848	152,413
Total Health Care – 18.7%		**933,354**
Industrials		
Building Products – 0.7%		
Advanced Drainage Systems, Inc.	1,682	35,828
Construction & Engineering – 0.2%		
Abengoa S.A., Class B ADR	6,083	$ 8,698
Industrial Machinery – 2.2%		
Pentair, Inc.	2,063	111,948
Total Industrials – 3.1%		**156,474**
Information Technology		
Application Software – 10.5%		
ACI Worldwide, Inc. (A)(B)	8,611	179,030
Aspen Technology, Inc. (A)(B)	5,192	187,569
Globant S.A. (A)	1,620	49,984
Mobileye N.V. (A)	1,016	37,869
Silver Spring Networks, Inc. (A)(B)	4,810	70,944
		525,396
Data Processing & Outsourced Services – 14.9%		
Alliance Data Systems Corp. (A)	1,045	229,988
Euronet Worldwide, Inc. (A)(B)(C)	3,271	242,396
EVERTEC, Inc.	1,737	24,281
First Data Corp., Class A (A)	1,618	20,937
QIWI plc ADR	2,125	30,790
WNS (Holdings) Ltd. ADR (A)(B)	6,346	194,456
		742,848
Electronic Components – 2.1%		
Universal Display Corp. (A)	1,966	106,334
Internet Software & Services – 11.2%		
21Vianet Group, Inc. ADR (A)	851	16,994
Alibaba Group Holding Ltd. ADR (A)	738	58,356
Alphabet, Inc., Class A (A)	140	106,730
Alphabet, Inc., Class C (A)	181	134,942
Facebook, Inc., Class A (A)	1,551	176,923
Pandora Media, Inc. (A)	2,659	23,801
Twitter, Inc. (A)	2,430	40,217
		557,963
IT Consulting & Other Services – 4.1%		
Acxiom Corp. (A)(B)	6,256	134,136
CSRA, Inc.	1,395	37,531
Virtusa Corp. (A)	934	34,969
		206,636
Semiconductor Equipment – 1.4%		
Nanometrics, Inc. (A)(B)	1,438	$ 22,785
Photronics, Inc. (A)(B)	4,528	47,141
		69,926
Semiconductors – 18.8%		
Cypress Semiconductor Corp.	8,969	77,669
Dialog Semiconductor plc (A)(D)	1,409	55,759
Marvell Technology Group Ltd.	4,890	50,418
Micron Technology, Inc. (A)	17,665	184,955
Microsemi Corp. (A)	5,484	210,090
NXP Semiconductors N.V. (A)	2,079	168,520
Rambus, Inc. (A)(B)	6,607	90,841
Semtech Corp. (A)(B)	3,890	85,543
Silicon Laboratories, Inc. (A)	275	12,375
		936,170
Systems Software – 5.1%		
Microsoft Corp.	4,571	252,456
Technology Hardware, Storage & Peripherals – 0.8%		
Hewlett Packard Enterprise Co.	2,266	40,167
Total Information Technology – 68.9%		**3,437,896**
Materials		
Commodity Chemicals – 0.4%		
BioAmber, Inc. (A)(B)	4,883	20,507
Fertilizers & Agricultural Chemicals – 0.1%		
Marrone Bio Innovations, Inc. (A)(B)	2,608	2,347
Total Materials – 0.5%		**22,854**
Telecommunication Services		
Alternative Carriers – 1.7%		
Zayo Group Holdings, Inc. (A)	3,548	86,004
Total Telecommunication Services – 1.7%		**86,004**
Utilities		
Renewable Electricity – 1.1%		
Abengoa Yield plc	2,991	53,175
Total Utilities – 1.1%		**53,175**
TOTAL COMMON STOCKS – 98.6%		**$4,920,396**
(Cost: $3,989,186)		

Ivy Science and Technology Fund *(in thousands)* MARCH 31, 2016

WARRANTS	Shares	Value
Commodity Chemicals – 0.0%		
BioAmber, Inc., expires 5-9-17 (B)(E)	1,276	$2,240
Fertilizers & Agricultural Chemicals – 0.0%		
Marrone Bio Innovations, Inc., expires 8-20-23 (B)(E)(F)	2,390	—*
TOTAL WARRANTS – 0.0%		$2,240
(Cost: $447)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	
Xerox Corp., Call $11.00, Expires 4-15-16, OTC (Ctrpty: Societe Generale Bank)	29,318	938
TOTAL PURCHASED OPTIONS – 0.0%		$ 938
(Cost: $1,431)		

CORPORATE DEBT SECURITIES	Principal	Value
Materials		
Fertilizers & Agricultural Chemicals – 0.5%		
Marrone Bio Innovations, Inc., 8.000%, 8-20-20 (B)(F)	$23,900	$23,876
Total Materials – 0.5%		23,876
TOTAL CORPORATE DEBT SECURITIES – 0.5%		$23,876
(Cost: $23,900)		
Commercial Paper (G) – 1.2%		
Bemis Co., Inc., 0.470%, 4-13-16	3,768	3,767
BorgWarner, Inc., 0.490%, 4-21-16	5,000	4,998
Campbell Soup Co., 0.440%, 4-19-16	9,000	8,998
Ecolab, Inc., 0.470%, 4-13-16	11,000	10,998
Rockwell Automation, Inc., 0.610%, 4-1-16	3,930	3,930
St. Jude Medical, Inc., 0.480%, 4-19-16	16,000	15,996
Commercial Paper (G) (Continued)		
Wisconsin Gas LLC, 0.380%, 4-4-16	$8,000	$ 8,000
		56,687
United States Government Agency Obligations – 0.0%		
Overseas Private Investment Corp. (GTD by U.S. Government), 0.360%, 4-6-16 (H)	1,661	1,661
TOTAL SHORT-TERM SECURITIES – 1.2%		$ 58,348
(Cost: $58,345)		
TOTAL INVESTMENT SECURITIES – 100.3%		$5,005,798
(Cost: $4,073,309)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3)%		(16,686)
NET ASSETS – 100.0%		$4,989,112

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(C)All or a portion of securities with an aggregate value of $4,076 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(D)Listed on an exchange outside the United States.

(E)Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(F)Restricted securities. At March 31, 2016, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Principal	Cost	Market Value
Marrone Bio Innovations, Inc., 8.000%, 8-20-20	8-20-15	$23,900	$23,900	$23,876
		Shares		
Marrone Bio Innovations, Inc., expires 8-20-23	8–20–15	2,390	$ —	$ —*
			$23,900	$23,876

The total value of these securities represented 0.5% of net assets at March 31, 2016.

(G)Rate shown is the yield to maturity at March 31, 2016.

(H)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following written options were outstanding at March 31, 2016 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Xerox Corp.	Societe Generale Bank	Put	21,748	April 2016	$9.25	$1,069	$(22)
	Societe Generale Bank	Put	7,570	April 2016	9.75	393	(15)
						$1,462	$(37)

Ivy Science and Technology Fund *(in thousands)* MARCH 31, 2016

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$4,920,396	$ —	$—
Warrants	—	2,240	—
Purchased Options	—	938	—
Corporate Debt Securities	—	23,876	—
Short-Term Securities	—	58,348	—
Total	$4,920,396	$85,402	$—
Liabilities			
Written Options	$ —	$ 37	$—

During the year ended March 31, 2016, securities totaling $2,029 were transferred from Level 1 to Level 2 due to the lack of observable market data due to decreased market activity or information for these securities. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter
REIT = Real Estate Investment Trust

Country Diversification	
(as a % of net assets)	
United States	80.1%
Israel	4.0%
India	3.9%
Netherlands	3.4%
United Kingdom	2.2%
China	1.5%
Spain	1.3%
Germany	1.1%
Bermuda	1.0%
Other Countries	0.6%
Other+	0.9%

+Includes options, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Asset Strategy Fund(1)	Ivy Balanced Fund	Ivy Energy Fund	Ivy Global Natural Resources Fund	Ivy LaSalle Global Real Estate Fund(2)	Ivy LaSalle Global Risk-Managed Real Estate Fund(3)	Ivy Real Estate Securities Fund
ASSETS							
Investments in unaffiliated securities at value+	$ 9,354,531	$2,801,291	$424,709	$ 709,950	$33,982	$85,752	$701,460
Investments in affiliated securities at value+	321,266	—	—	—	—	—	—
Bullion at value+	651,337	—	—	—	—	—	—
Investments at Value	**10,327,134**	**2,801,291**	**424,709**	**709,950**	**33,982**	**85,752**	**701,460**
Cash	28,028	363	1	1	1	1	1
Cash denominated in foreign currencies at value+	12	—	—	—	18	42	—
Investment securities sold receivable	4,660	3,726	—	1	81	26	6,194
Dividends and interest receivable	42,214	9,042	144	2,073	120	287	2,157
Capital shares sold receivable	19,535	6,314	2,673	407	26	721	522
Receivable from affiliates	44	—	—	24	86	56	5
Unrealized appreciation on forward foreign currency contracts	—	—	—	320	—	—	—
Prepaid and other assets	154	111	61	45	39	42	52
Total Assets	**10,421,781**	**2,820,847**	**427,588**	**712,821**	**34,353**	**86,927**	**710,391**
LIABILITIES							
Investment securities purchased payable	6,225	12,519	—	2	82	190	3,485
Capital shares redeemed payable	112,768	7,518	2,210	1,627	68	47	1,525
Independent Trustees and Chief Compliance Officer fees payable	1,215	53	7	572	—*	1	76
Distribution and service fees payable	137	37	4	7	—*	1	5
Shareholder servicing payable	3,306	521	134	402	13	16	205
Investment management fee payable	164	50	10	19	1	2	16
Accounting services fee payable	23	23	12	17	2	4	15
Unrealized depreciation on forward foreign currency contracts	732	—	—	65	—	—	—
Written options at value+	—	1,911	—	—	—	—	—
Other liabilities	52	6	8	7	3	5	6
Total Liabilities	**124,622**	**22,638**	**2,385**	**2,718**	**169**	**266**	**5,333**
Total Net Assets	**$10,297,159**	**$2,798,209**	**$425,203**	**$ 710,103**	**$34,184**	**$86,661**	**$705,058**
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$10,870,152	$2,681,803	$541,425	$ 2,955,192	$32,550	$78,714	$471,003
Undistributed (distributions in excess of) net investment income	229,907	(743)	(780)	2,121	109	339	2,558
Accumulated net realized loss	(433,136)	(26,973)	(80,953)	(2,198,257)	(1,149)	(1,158)	(1,418)
Net unrealized appreciation (depreciation)	(369,764)	144,122	(34,489)	(48,953)	2,674	8,766	232,915
Total Net Assets	**$10,297,159**	**$2,798,209**	**$425,203**	**$ 710,103**	**$34,184**	**$86,661**	**$705,058**
CAPITAL SHARES OUTSTANDING:							
Class A	151,373	57,033	17,881	33,092	2,740	5,677	17,774
Class B	14,549	3,516	345	902	27	71	166
Class C	190,835	39,030	7,832	10,430	91	357	658
Class E	2,534	8	10	350	N/A	N/A	125
Class I	113,107	16,209	7,688	7,874	247	920	466
Class R	5,158	574	1,747	1,960	47	201	56
Class R6	565	226	405	874	N/A	N/A	107
Class Y	24,515	5,402	3,845	2,588	79	384	5,312
NET ASSET VALUE PER SHARE:							
Class A	$20.83	$22.99	$10.75	$12.53	$10.58	$11.39	$28.60
Class B	$19.73	$22.78	$9.90	$10.75	$10.56	$11.38	$27.80
Class C	$19.87	$22.85	$10.08	$10.55	$10.55	$11.38	$28.15
Class E	$20.89	$23.09	$10.99	$12.81	N/A	N/A	$28.60
Class I	$21.06	$22.98	$11.11	$13.02	$10.57	$11.39	$28.75
Class R	$20.63	$22.96	$10.69	$12.37	$10.57	$11.39	$28.59
Class R6	$21.10	$23.01	$11.14	$13.06	N/A	N/A	$28.78
Class Y	$20.88	$22.99	$10.89	$12.80	$10.64	$11.40	$28.62
+COST							
Investments in unaffiliated securities at cost	$ 9,229,794	$2,659,823	$459,198	$ 759,171	$31,308	$76,986	$468,545
Investments in affiliated securities at cost	830,655	—	—	—	—	—	—
Bullion at cost	634,439	—	—	—	—	—	—
Cash denominated in foreign currencies at cost	13	—	—	—	18	41	—
Written options premiums received at cost	—	4,565	—	—	—	—	—

*Not shown due to rounding.

(1)Consolidated Statement of Assets and Liabilities (See Note 6 in Notes to Financial Statements).

(2)Effective February 1, 2016, the Fund's name changed from Ivy Global Real Estate Fund to Ivy LaSalle Global Real Estate Fund.

(3)Effective February 1, 2016, the Fund's name changed from Ivy Global Risk-Managed Real Estate Fund to Ivy LaSalle Global Risk-Managed Real Estate Fund.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Science and Technology Fund
ASSETS	
Investments in unaffiliated securities at value+	$3,668,081
Investments in affiliated securities at value+	1,337,717
Investments at Value	**5,005,798**
Cash	2
Investment securities sold receivable	14,966
Dividends and interest receivable	4,018
Capital shares sold receivable	9,035
Receivable from affiliates	17
Prepaid and other assets	81
Total Assets	**5,033,917**
LIABILITIES	
Investment securities purchased payable	25,313
Capital shares redeemed payable	17,773
Independent Trustees and Chief Compliance Officer fees payable	154
Distribution and service fees payable	41
Shareholder servicing payable	1,347
Investment management fee payable	109
Accounting services fee payable	23
Written options at value+	37
Other liabilities	8
Total Liabilities	**44,805**
Total Net Assets	**$4,989,112**
NET ASSETS	
Capital paid in (shares authorized – unlimited)	$4,194,114
Distributions in excess of net investment income	(8,658)
Accumulated net realized loss	(130,258)
Net unrealized appreciation	933,914
Total Net Assets	**$4,989,112**
CAPITAL SHARES OUTSTANDING:	
Class A	38,646
Class B	1,331
Class C	20,459
Class E	449
Class I	27,006
Class R	2,415
Class R6	1,280
Class Y	15,480
NET ASSET VALUE PER SHARE:	
Class A	$46.35
Class B	$39.32
Class C	$40.70
Class E	$46.08
Class I	$50.49
Class R	$45.45
Class R6	$50.62
Class Y	$48.70
+COST	
Investments in unaffiliated securities at cost	$3,092,719
Investments in affiliated securities at cost	980,590
Written options premiums received at cost	1,462

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Asset Strategy Fund(1)	Ivy Balanced Fund	Ivy Energy Fund	Ivy Global Natural Resources Fund
INVESTMENT INCOME				
Dividends from unaffiliated securities	$ 206,874	$ 34,898	$ 5,491	$ 16,920
Foreign dividend withholding tax	(6,685)	(352)	(94)	(513)
Interest and amortization from unaffiliated securities	36,522	25,868	76	119
Interest and amortization from affiliated securities	14,068	—	—	—
Foreign interest withholding tax	—*	—	—	—
Payment in-kind bond security income	61,786	—	—	—
Total Investment Income	**312,565**	**60,414**	**5,473**	**16,526**
EXPENSES				
Investment management fee	108,579	17,201	3,676	8,405
Distribution and service fees:				
Class A	12,379	3,123	506	1,296
Class B	4,513	732	41	146
Class C	61,973	7,852	828	1,446
Class E	161	—*	—*	13
Class R	689	58	81	138
Class Y	2,237	405	106	111
Shareholder servicing:				
Class A	7,530	2,062	599	2,158
Class B	739	104	17	95
Class C	7,089	802	175	433
Class E	192	—*	—*	49
Class I	10,106	522	134	239
Class R	352	29	41	71
Class R6	7	—*	—*	1
Class Y	1,406	251	71	73
Registration fees	472	220	155	127
Custodian fees	867	33	14	22
Independent Trustees and Chief Compliance Officer fees	560	82	13	1
Accounting services fee	275	275	142	234
Professional fees	454	30	17	33
Other	1,378	128	62	120
Total Expenses	**221,958**	**33,909**	**6,678**	**15,211**
Less:				
Expenses in excess of limit	(166)	—	—	(49)
Total Net Expenses	**221,792**	**33,909**	**6,678**	**15,162**
Net Investment Income (Loss)	**90,773**	**26,505**	**(1,205)**	**1,364**
REALIZED AND UNREALIZED GAIN (LOSS)				
Net realized gain (loss) on:				
Investments in unaffiliated securities	(450,482)	34,919	(56,491)	(122,248)
Investments in affiliated securities	(46,128)	—	—	—
Futures contracts	(48,660)	—	—	—
Written options	103,916	547	—	—
Forward foreign currency contracts	(52,506)	—	—	712
Foreign currency exchange transactions	(1,916)	—	2	(53)
Net change in unrealized appreciation (depreciation) on:				
Investments in unaffiliated securities	(2,194,362)	(199,437)	(59,079)	(110,520)
Investments in affiliated securities	(344,750)	—	—	—
Futures contracts	(4,323)	—	—	—
Written options	(14,500)	2,654	—	—
Forward foreign currency contracts	7,454	—	—	(1,028)
Foreign currency exchange transactions	604	—	—	47
Net Realized and Unrealized Loss	**(3,045,653)**	**(161,317)**	**(115,568)**	**(233,090)**
Net Decrease in Net Assets Resulting from Operations	**$(2,954,880)**	**$(134,812)**	**$(116,773)**	**$(231,726)**

**Not shown due to rounding.*
(1)Consolidated Statement of Operations (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy LaSalle Global Real Estate Fund[1]	Ivy LaSalle Global Risk-Managed Real Estate Fund[2]	Ivy Real Estate Securities Fund	Ivy Science and Technology Fund
INVESTMENT INCOME				
Dividends from unaffiliated securities	$ 1,142	$2,498	$18,523	$ 34,473
Foreign dividend withholding tax	(48)	(113)	—	(1,258)
Interest and amortization from unaffiliated securities	—*	2	19	1,374
Interest and amortization from affiliated securities	—	—	—	697
Total Investment Income	**1,094**	**2,387**	**18,542**	**35,286**
EXPENSES				
Investment management fee	328	628	6,216	47,393
Distribution and service fees:				
Class A	73	115	1,238	5,164
Class B	3	8	50	617
Class C	9	35	178	9,622
Class E	N/A	N/A	8	55
Class R	3	11	8	579
Class Y	2	9	381	2,315
Shareholder servicing:				
Class A	121	125	1,728	4,352
Class B	—*	1	25	122
Class C	3	4	54	1,397
Class E	N/A	N/A	21	102
Class I	4	15	20	2,814
Class R	1	5	4	296
Class R6	N/A	N/A	—*	3
Class Y	2	6	229	1,435
Registration fees	78	82	129	267
Offering cost	—	—	—	—
Custodian fees	21	21	17	219
Independent Trustees and Chief Compliance Officer fees	1	2	18	182
Accounting services fee	29	48	185	275
Professional fees	20	21	25	102
Other	21	21	65	303
Total Expenses	**719**	**1,157**	**10,599**	**77,614**
Less:				
Expenses in excess of limit	(179)	(123)	(703)	(27)
Total Net Expenses	**540**	**1,034**	**9,896**	**77,587**
Net Investment Income (Loss)	**554**	**1,353**	**8,646**	**(42,301)**
REALIZED AND UNREALIZED GAIN (LOSS)				
Net realized gain (loss) on:				
Investments in unaffiliated securities	(609)	100	18,864	(108,493)
Investments in affiliated securities	—	—	—	134,260
Written options	—	—	—	2,757
Foreign currency exchange transactions	—*	(7)	—	(3)
Net change in unrealized appreciation (depreciation) on:				
Investments in unaffiliated securities	(803)	2,849	(9,534)	(966,000)
Investments in affiliated securities	—	—	—	(33,244)
Written options	—	—	—	1,425
Foreign currency exchange transactions	3	5	—	—
Net Realized and Unrealized Gain (Loss)	**(1,409)**	**2,947**	**9,330**	**(969,298)**
Net Increase (Decrease) in Net Assets Resulting from Operations	**$ (855)**	**$4,300**	**$17,976**	**$(1,011,599)**

**Not shown due to rounding.*

(1)Effective February 1, 2016, the Fund's name changed from Ivy Global Real Estate Fund to Ivy LaSalle Global Real Estate Fund.

(2)Effective February 1, 2016, the Fund's name changed from Ivy Global Risk-Managed Real Estate Fund to Ivy LaSalle Global Risk-Managed Real Estate Fund.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Asset Strategy Fund(1) Year ended 3-31-16	Ivy Asset Strategy Fund(1) Year ended 3-31-15	Ivy Balanced Fund Year ended 3-31-16	Ivy Balanced Fund Year ended 3-31-15	Ivy Energy Fund Year ended 3-31-16	Ivy Energy Fund Year ended 3-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 90,773	$ 229,009	$ 26,505	$ 12,597	$ (1,205)	$ (1,094)
Net realized gain (loss) on investments	(495,776)	4,684,980	35,466	101,236	(56,489)	(15,854)
Net change in unrealized appreciation (depreciation)	(2,549,877)	(5,788,861)	(196,783)	68,818	(59,079)	(36,512)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(2,954,880)**	**(874,872)**	**(134,812)**	**182,651**	**(116,773)**	**(53,460)**
Distributions to Shareholders From:						
Net investment income:						
Class A	(10,489)	(28,374)	(13,081)	(6,752)	—	—
Class B	—	(589)	(294)	—	—	—
Class C	—	(8,229)	(3,453)	(58)	—	—
Class E	(139)	(258)	(2)	(2)	—	—
Class I	(24,092)	(70,078)	(4,163)	(2,578)	—	—
Class R	—	(324)	(98)	(22)	—	—
Class R6	(501)	(57)	(49)	(13)	—	—
Class Y	(1,819)	(5,002)	(1,596)	(1,032)	—	—
Net realized gains:						
Class A	(244,925)	(1,122,023)	(60,494)	(30,568)	—	—
Class B	(24,891)	(105,009)	(3,461)	(1,995)	—	—
Class C	(332,675)	(1,414,827)	(38,343)	(18,309)	—	—
Class E	(3,492)	(11,538)	(9)	(5)	—	—
Class I	(299,183)	(1,755,141)	(16,265)	(8,576)	—	—
Class R	(7,609)	(26,544)	(625)	(235)	—	—
Class R6	(4,657)	(1,679)	(181)	(52)	—	—
Class Y	(42,467)	(197,824)	(6,651)	(4,543)	—	—
Total Distributions to Shareholders	**(996,939)**	**(4,747,496)**	**(148,765)**	**(74,740)**	**—**	**—**
Capital Share Transactions	**(10,951,731)**	**(4,772,735)**	**551,690**	**598,637**	**105,554**	**293,560**
Net Increase (Decrease) in Net Assets	**(14,903,550)**	**(10,395,103)**	**268,113**	**706,548**	**(11,219)**	**240,100**
Net Assets, Beginning of Period	**25,200,709**	**35,595,812**	**2,530,096**	**1,823,548**	**436,422**	**196,322**
Net Assets, End of Period	**$ 10,297,159**	**$ 25,200,709**	**$2,798,209**	**$2,530,096**	**$ 425,203**	**$436,422**
Undistributed (distributions in excess of) net investment income	$ 229,907	$ 177,878	$ (743)	$ 3,347	$ (780)	$ 27

(1)Consolidated Statements of Changes in Net Assets (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Global Natural Resources Fund		Ivy LaSalle Global Real Estate Fund(1)		Ivy LaSalle Global Risk-Managed Real Estate Fund(2)	
	Year ended 3-31-16	Year ended 3-31-15	Year ended 3-31-16	Year ended 3-31-15	Year ended 3-31-16	Year ended 3-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 1,364	$ (960)	$ 554	$ 352	$ 1,353	$ 613
Net realized gain (loss) on investments	(121,589)	31,059	(609)	786	93	609
Net change in unrealized appreciation (depreciation)	(111,501)	(257,191)	(800)	3,294	2,854	5,890
Net Increase (Decrease) in Net Assets Resulting from Operations	**(231,726)**	**(227,092)**	**(855)**	**4,432**	**4,300**	**7,112**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	(371)	(479)	(565)	(839)
Class B	—	—	—*	(2)	(1)	(20)
Class C	—	—	—	(5)	(8)	(42)
Class E	—	—	N/A	N/A	N/A	N/A
Class I	—	—	(30)	(42)	(135)	(238)
Class R	—	—	(2)	(5)	(13)	(41)
Class R6	—	—	N/A	N/A	N/A	N/A
Class Y	—	—	(11)	(14)	(46)	(85)
Net realized gains:						
Class A	—	—	(569)	(192)	(469)	—
Class B	—	—	(5)	(2)	(6)	—
Class C	—	—	(16)	(5)	(35)	—
Class E	—	—	N/A	N/A	N/A	N/A
Class I	—	—	(49)	(19)	(100)	—
Class R	—	—	(9)	(3)	(21)	—
Class R6	—	—	N/A	N/A	N/A	N/A
Class Y	—	—	(17)	(6)	(41)	—
Total Distributions to Shareholders	**—**	**—**	**(1,079)**	**(774)**	**(1,440)**	**(1,265)**
Capital Share Transactions	**(188,815)**	**(342,833)**	**1,955**	**4,767**	**20,251**	**21,559**
Net Increase (Decrease) in Net Assets	**(420,541)**	**(569,925)**	**21**	**8,425**	**23,111**	**27,406**
Net Assets, Beginning of Period	**1,130,644**	**1,700,569**	**34,163**	**25,738**	**63,550**	**36,144**
Net Assets, End of Period	**$ 710,103**	**$1,130,644**	**$34,184**	**$34,163**	**$86,661**	**$63,550**
Undistributed (distributions in excess of) net investment income	$ 2,121	$ 976	$ 109	$ (49)	$ 339	$ (339)

Not shown due to rounding.
(1)*Effective February 1, 2016, the Fund's name changed from Ivy Global Real Estate Fund to Ivy LaSalle Global Real Estate Fund.*
(2)*Effective February 1, 2016, the Fund's name changed from Ivy Global Risk-Managed Real Estate Fund to Ivy LaSalle Global Risk-Managed Real Estate Fund.*

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Real Estate Securities Fund		Ivy Science and Technology Fund	
	Year ended 3-31-16	Year ended 3-31-15	Year ended 3-31-16	Year ended 3-31-15
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ 8,646	$ 5,489	$ (42,301)	$ (40,341)
Net realized gain on investments	18,864	41,982	28,521	60,656
Net change in unrealized appreciation (depreciation)	(9,534)	99,506	(997,819)	451,918
Net Increase (Decrease) in Net Assets Resulting from Operations	**17,976**	**146,977**	**(1,011,599)**	**472,233**
Distributions to Shareholders From:				
Net investment income:				
Class A	(5,170)	(2,866)	—	—
Class B	(6)	—	—	—
Class C	(50)	(5)	—	—
Class E	(32)	(11)	—	—
Class I	(178)	(114)	—	—
Class R	(14)	(7)	—	—
Class R6	(49)	(28)	—	—
Class Y	(1,871)	(1,473)	—	—
Net realized gains:				
Class A	(23,374)	(14,818)	(50,726)	(43,478)
Class B	(232)	(184)	(1,735)	(1,723)
Class C	(836)	(540)	(26,741)	(21,751)
Class E	(155)	(85)	(548)	(409)
Class I	(582)	(288)	(40,456)	(34,397)
Class R	(78)	(53)	(2,949)	(2,299)
Class R6	(144)	(102)	(993)	(225)
Class Y	(7,056)	(5,234)	(20,848)	(20,535)
Total Distributions to Shareholders	**(39,827)**	**(25,808)**	**(144,996)**	**(124,817)**
Capital Share Transactions	**(46,465)**	**93,503**	**(169,491)**	**546,771**
Net Increase (Decrease) in Net Assets	**(68,316)**	**214,672**	**(1,326,086)**	**894,187**
Net Assets, Beginning of Period	**773,374**	**558,702**	**6,315,198**	**5,421,011**
Net Assets, End of Period	**$705,058**	**$773,374**	**$ 4,989,112**	**$6,315,198**
Undistributed (distributions in excess of) net investment income	$ 2,558	$ 1,282	$ (8,658)	$ (12,054)

See Accompanying Notes to Financial Statements.

(In thousands)	
Cash flows provided by operating activities:	
Net decrease in net assets resulting from operations	$ (2,954,880)
Adjustments to reconcile net decrease in net assets from operations to net cash provided by operating activities:	
Purchases of long-term investment securities	(10,492,006)
Proceeds from sales of long-term investment securities	21,654,579
Proceeds from sales of bullion, net	1,056,075
Purchases of options	(60,295)
Payments received from payment in kind securities	(81,179)
Purchases of short-term portfolio investment securities, net	(197,055)
Decrease in dividends and interest receivable	12,648
Decrease in receivables from affiliates	81
Decrease in variation margin receivable	10,247
Decrease in prepaid and other assets	219
Decrease in Trustees and Chief Compliance Officer fees payable	(155)
Decrease in distribution and service fees payable	(147)
Decrease in shareholder servicing fees payable	(2,453)
Decrease in investment management fee payable	(224)
Decrease in variation margin payable	(4,970)
Decrease in written options	(17,747)
Net unrealized loss on foreign currency transactions	7,780
Decrease in other liabilities	(183)
Net change in unrealized depreciation on investments in unaffiliated securities	2,194,362
Net change in unrealized depreciation on investments in affiliated securities	344,750
Net change in unrealized depreciation on futures contracts	4,323
Net change in unrealized depreciation on written options	14,500
Net change in unrealized appreciation on forward foreign currency contracts	(7,454)
Net change in unrealized appreciation on foreign currency exchange transactions	(556)
Net realized loss on investments, written options, swap agreements and foreign currency transactions	495,776
Net cash provided by operating activities	**11,976,036**
Cash flows used for financing activities:	
Proceeds from sale of shares	2,083,868
Payment on shares redeemed	(13,833,606)
Cash Dividends Paid	(203,605)
Net cash used for financing activities	(11,953,343)
Net increase in cash and foreign currency	22,693
Cash and foreign currency, at beginning of year	**5,347**
Cash and foreign currency, at end of year	**$ 28,040**
Supplemental disclosure of cash flow information:	
Reinvestment of dividends	$ 793,336

See Accompanying Notes to Financial Statements.

This page intentionally left blank.

IVY ASSET STRATEGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$25.89	$ 0.15	$(3.78)	$(3.63)	$(0.06)	$(1.37)	$(1.43)
Year ended 3-31-2015	31.61	0.26	(1.01)	(0.75)	(0.12)	(4.85)	(4.97)
Year ended 3-31-2014	27.04	0.27	4.45	4.72	(0.15)	—	(0.15)
Year ended 3-31-2013	25.44	0.39	1.88	2.27	(0.67)	—	(0.67)
Year ended 3-31-2012	25.42	0.20	0.10	0.30	(0.28)	—	(0.28)
Class B Shares(5)							
Year ended 3-31-2016	24.73	(0.04)	(3.59)	(3.63)	—	(1.37)	(1.37)
Year ended 3-31-2015	30.54	0.03	(0.96)	(0.93)	(0.03)	(4.85)	(4.88)
Year ended 3-31-2014	26.20	0.05	4.29	4.34	—*	—	—*
Year ended 3-31-2013	24.55	0.19	1.82	2.01	(0.36)	—	(0.36)
Year ended 3-31-2012	24.53	0.00	0.12	0.12	(0.10)	—	(0.10)
Class C Shares							
Year ended 3-31-2016	24.88	(0.02)	(3.62)	(3.64)	—	(1.37)	(1.37)
Year ended 3-31-2015	30.69	0.04	(0.97)	(0.93)	(0.03)	(4.85)	(4.88)
Year ended 3-31-2014	26.33	0.05	4.32	4.37	(0.01)	—	(0.01)
Year ended 3-31-2013	24.67	0.20	1.83	2.03	(0.37)	—	(0.37)
Year ended 3-31-2012	24.66	0.01	0.11	0.12	(0.11)	—	(0.11)
Class E Shares							
Year ended 3-31-2016	25.96	0.13	(3.78)	(3.65)	(0.05)	(1.37)	(1.42)
Year ended 3-31-2015	31.67	0.23	(0.98)	(0.75)	(0.11)	(4.85)	(4.96)
Year ended 3-31-2014	27.10	0.26	4.45	4.71	(0.14)	—	(0.14)
Year ended 3-31-2013	25.49	0.38	1.89	2.27	(0.66)	—	(0.66)
Year ended 3-31-2012	25.48	0.19	0.10	0.29	(0.28)	—	(0.28)
Class I Shares							
Year ended 3-31-2016	26.15	0.23	(3.84)	(3.61)	(0.11)	(1.37)	(1.48)
Year ended 3-31-2015	31.88	0.33	(1.02)	(0.69)	(0.19)	(4.85)	(5.04)
Year ended 3-31-2014	27.25	0.34	4.48	4.82	(0.19)	—	(0.19)
Year ended 3-31-2013	25.67	0.45	1.90	2.35	(0.77)	—	(0.77)
Year ended 3-31-2012	25.64	0.25	0.11	0.36	(0.33)	—	(0.33)
Class R Shares							
Year ended 3-31-2016	25.68	0.05	(3.73)	(3.68)	—	(1.37)	(1.37)
Year ended 3-31-2015	31.45	0.14	(1.00)	(0.86)	(0.06)	(4.85)	(4.91)
Year ended 3-31-2014	26.94	0.16	4.43	4.59	(0.08)	—	(0.08)
Year ended 3-31-2013	25.29	0.29	1.88	2.17	(0.52)	—	(0.52)
Year ended 3-31-2012	25.28	0.11	0.11	0.22	(0.21)	—	(0.21)
Class R6 Shares							
Year ended 3-31-2016	26.21	0.22	(3.81)	(3.59)	(0.15)	(1.37)	(1.52)
Year ended 3-31-2015(6)	31.79	0.22	(0.78)	(0.56)	(0.17)	(4.85)	(5.02)
Class Y Shares							
Year ended 3-31-2016	25.94	0.15	(3.78)	(3.63)	(0.06)	(1.37)	(1.43)
Year ended 3-31-2015	31.67	0.25	(1.01)	(0.76)	(0.12)	(4.85)	(4.97)
Year ended 3-31-2014	27.09	0.27	4.46	4.73	(0.15)	—	(0.15)
Year ended 3-31-2013	25.49	0.39	1.88	2.27	(0.67)	—	(0.67)
Year ended 3-31-2012	25.46	0.20	0.11	0.31	(0.28)	—	(0.28)

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$20.83	-14.39%	$ 3,153	0.99%	0.61%	—%	—%	68%
Year ended 3-31-2015	25.89	-2.28	6,332	0.96	0.86	—	—	75
Year ended 3-31-2014	31.61	17.47	9,659	0.96	0.92	—	—	65
Year ended 3-31-2013	27.04	9.09	7,853	0.98	1.55	—	—	39
Year ended 3-31-2012	25.44	1.31	8,019	0.97	0.81	—	—	47
Class B Shares[5]								
Year ended 3-31-2016	19.73	-15.06	287	1.76	-0.16	—	—	68
Year ended 3-31-2015	24.73	-3.01	571	1.71	0.11	—	—	75
Year ended 3-31-2014	30.54	16.58	783	1.71	0.16	—	—	65
Year ended 3-31-2013	26.20	8.27	715	1.73	0.79	—	—	39
Year ended 3-31-2012	24.55	0.54	695	1.76	0.02	—	—	47
Class C Shares								
Year ended 3-31-2016	19.87	-15.01	3,792	1.71	-0.10	—	—	68
Year ended 3-31-2015	24.88	-2.99	7,807	1.68	0.13	—	—	75
Year ended 3-31-2014	30.69	16.59	9,880	1.68	0.19	—	—	65
Year ended 3-31-2013	26.33	8.34	8,321	1.70	0.83	—	—	39
Year ended 3-31-2012	24.67	0.56	8,416	1.71	0.06	—	—	47
Class E Shares								
Year ended 3-31-2016	20.89	-14.41	53	1.00	0.53	1.14	0.39	68
Year ended 3-31-2015	25.96	-2.29	72	1.00	0.79	1.10	0.69	75
Year ended 3-31-2014	31.67	17.40	74	1.00	0.87	1.12	0.75	65
Year ended 3-31-2013	27.10	9.07	58	1.00	1.50	1.20	1.30	39
Year ended 3-31-2012	25.49	1.26	50	1.00	0.77	1.23	0.55	47
Class I Shares								
Year ended 3-31-2016	21.06	-14.17	2,382	0.74	0.95	—	—	68
Year ended 3-31-2015	26.15	-2.06	9,112	0.74	1.08	—	—	75
Year ended 3-31-2014	31.88	17.72	13,522	0.73	1.14	—	—	65
Year ended 3-31-2013	27.25	9.33	9,681	0.74	1.76	—	—	39
Year ended 3-31-2012	25.67	1.57	8,180	0.75	1.03	—	—	47
Class R Shares								
Year ended 3-31-2016	20.63	-14.69	106	1.34	0.20	—	—	68
Year ended 3-31-2015	25.68	-2.67	161	1.33	0.47	—	—	75
Year ended 3-31-2014	31.45	17.03	162	1.33	0.54	—	—	65
Year ended 3-31-2013	26.94	8.71	124	1.34	1.15	—	—	39
Year ended 3-31-2012	25.29	0.96	102	1.33	0.45	—	—	47
Class R6 Shares								
Year ended 3-31-2016	21.10	-14.09	12	0.60	0.89	—	—	68
Year ended 3-31-2015[6]	26.21	-1.67	12	0.59[4]	1.18[4]	—	—	75[7]
Class Y Shares								
Year ended 3-31-2016	20.88	-14.36	512	0.99	0.63	1.00	0.62	68
Year ended 3-31-2015	25.94	-2.31	1,134	0.96	0.85	0.98	0.83	75
Year ended 3-31-2014	31.67	17.47	1,516	0.96	0.92	0.98	0.90	65
Year ended 3-31-2013	27.09	9.08	1,168	0.98	1.55	0.99	1.54	39
Year ended 3-31-2012	25.49	1.35	1,167	0.97	0.80	1.00	0.77	47

See Accompanying Notes to Financial Statements.

IVY BALANCED FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$25.65	$ 0.29	$(1.51)	$(1.22)	$(0.26)	$(1.18)	$(1.44)
Year ended 3-31-2015	24.38	0.20	1.97	2.17	(0.16)	(0.74)	(0.90)
Year ended 3-31-2014	21.60	0.15	3.25	3.40	(0.10)	(0.52)	(0.62)
Year ended 3-31-2013	20.03	0.19	1.70	1.89	(0.17)	(0.15)	(0.32)
Year ended 3-31-2012	19.08	0.17	1.05	1.22	(0.18)	(0.09)	(0.27)
Class B Shares[4]							
Year ended 3-31-2016	25.45	0.11	(1.50)	(1.39)	(0.10)	(1.18)	(1.28)
Year ended 3-31-2015	24.19	0.01	1.97	1.98	—	(0.72)	(0.72)
Year ended 3-31-2014	21.45	(0.03)	3.23	3.20	—	(0.46)	(0.46)
Year ended 3-31-2013	19.93	0.03	1.69	1.72	(0.05)	(0.15)	(0.20)
Year ended 3-31-2012	18.99	0.02	1.05	1.07	(0.04)	(0.09)	(0.13)
Class C Shares							
Year ended 3-31-2016	25.53	0.13	(1.52)	(1.39)	(0.11)	(1.18)	(1.29)
Year ended 3-31-2015	24.26	0.02	1.97	1.99	—*	(0.72)	(0.72)
Year ended 3-31-2014	21.50	(0.01)	3.24	3.23	—	(0.47)	(0.47)
Year ended 3-31-2013	19.98	0.05	1.68	1.73	(0.06)	(0.15)	(0.21)
Year ended 3-31-2012	19.03	0.04	1.06	1.10	(0.06)	(0.09)	(0.15)
Class E Shares[5]							
Year ended 3-31-2016	25.76	0.33	(1.53)	(1.20)	(0.29)	(1.18)	(1.47)
Year ended 3-31-2015	24.48	0.23	1.99	2.22	(0.20)	(0.74)	(0.94)
Year ended 3-31-2014	21.68	0.18	3.27	3.45	(0.13)	(0.52)	(0.65)
Year ended 3-31-2013	20.02	0.22	1.78	2.00	(0.19)	(0.15)	(0.34)
Year ended 3-31-2012	19.06	0.21	1.04	1.25	(0.20)	(0.09)	(0.29)
Class I Shares							
Year ended 3-31-2016	25.63	0.36	(1.52)	(1.16)	(0.31)	(1.18)	(1.49)
Year ended 3-31-2015	24.36	0.26	1.98	2.24	(0.23)	(0.74)	(0.97)
Year ended 3-31-2014	21.58	0.21	3.26	3.47	(0.16)	(0.53)	(0.69)
Year ended 3-31-2013	20.01	0.24	1.69	1.93	(0.21)	(0.15)	(0.36)
Year ended 3-31-2012	19.04	0.22	1.06	1.28	(0.22)	(0.09)	(0.31)
Class R Shares							
Year ended 3-31-2016	25.65	0.22	(1.53)	(1.31)	(0.20)	(1.18)	(1.38)
Year ended 3-31-2015	24.37	0.11	1.98	2.09	(0.07)	(0.74)	(0.81)
Year ended 3-31-2014	21.59	0.07	3.26	3.33	(0.03)	(0.52)	(0.55)
Year ended 3-31-2013[6]	20.16	0.00	1.43	1.43	—	—	—
Class R6 Shares							
Year ended 3-31-2016	25.66	0.39	(1.52)	(1.13)	(0.34)	(1.18)	(1.52)
Year ended 3-31-2015[7]	24.66	0.22	1.72	1.94	(0.20)	(0.74)	(0.94)
Class Y Shares							
Year ended 3-31-2016	25.66	0.29	(1.52)	(1.23)	(0.26)	(1.18)	(1.44)
Year ended 3-31-2015	24.38	0.20	1.99	2.19	(0.17)	(0.74)	(0.91)
Year ended 3-31-2014	21.60	0.15	3.26	3.41	(0.10)	(0.53)	(0.63)
Year ended 3-31-2013	20.03	0.19	1.70	1.89	(0.17)	(0.15)	(0.32)
Year ended 3-31-2012	19.08	0.18	1.05	1.23	(0.19)	(0.09)	(0.28)

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Annualized.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) Class share is closed to investment.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2016	$22.99	-4.92%	$1,311	1.10%	1.21%	56%
Year ended 3-31-2015	25.65	9.06	1,207	1.11	0.78	33
Year ended 3-31-2014	24.38	15.90	863	1.15	0.62	34
Year ended 3-31-2013	21.60	9.56	399	1.17	0.93	35
Year ended 3-31-2012	20.03	6.52	205	1.23	0.90	37
Class B Shares[4]						
Year ended 3-31-2016	22.78	-5.62	80	1.83	0.48	56
Year ended 3-31-2015	25.45	8.28	74	1.84	0.04	33
Year ended 3-31-2014	24.19	15.01	70	1.89	-0.11	34
Year ended 3-31-2013	21.45	8.73	44	1.95	0.16	35
Year ended 3-31-2012	19.93	5.72	23	2.02	0.10	37
Class C Shares						
Year ended 3-31-2016	22.85	-5.62	892	1.79	0.53	56
Year ended 3-31-2015	25.53	8.34	736	1.80	0.09	33
Year ended 3-31-2014	24.26	15.11	524	1.84	-0.06	34
Year ended 3-31-2013	21.50	8.75	246	1.88	0.23	35
Year ended 3-31-2012	19.98	5.84	128	1.92	0.21	37
Class E Shares[5]						
Year ended 3-31-2016	23.09	-4.82	—*	0.95	1.36	56
Year ended 3-31-2015	25.76	9.22	—*	0.96	0.92	33
Year ended 3-31-2014	24.48	16.10	—*	1.00	0.78	34
Year ended 3-31-2013	21.68	10.15	—*	1.03	1.09	35
Year ended 3-31-2012	20.02	6.71	—*	1.05	1.11	37
Class I Shares						
Year ended 3-31-2016	22.98	-4.70	373	0.84	1.47	56
Year ended 3-31-2015	25.63	9.34	315	0.86	1.03	33
Year ended 3-31-2014	24.36	16.21	211	0.88	0.89	34
Year ended 3-31-2013	21.58	9.82	66	0.92	1.19	35
Year ended 3-31-2012	20.01	6.88	39	0.94	1.17	37
Class R Shares						
Year ended 3-31-2016	22.96	-5.29	13	1.44	0.89	56
Year ended 3-31-2015	25.65	8.71	9	1.46	0.43	33
Year ended 3-31-2014	24.37	15.51	4	1.47	0.29	34
Year ended 3-31-2013[6]	21.59	7.09	—*	1.48[3]	0.02[3]	35[8]
Class R6 Shares						
Year ended 3-31-2016	23.01	-4.57	5	0.69	1.60	56
Year ended 3-31-2015[7]	25.66	8.01	4	0.70[3]	1.29[3]	33[9]
Class Y Shares						
Year ended 3-31-2016	22.99	-4.95	124	1.09	1.16	56
Year ended 3-31-2015	25.66	9.10	185	1.11	0.79	33
Year ended 3-31-2014	24.38	15.91	152	1.13	0.64	34
Year ended 3-31-2013	21.60	9.57	89	1.16	0.96	35
Year ended 3-31-2012	20.03	6.57	70	1.19	0.96	37

See Accompanying Notes to Financial Statements.

IVY ENERGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$14.03	$(0.03)	$(3.25)	$(3.28)	$—	$—	$—
Year ended 3-31-2015	16.38	(0.05)	(2.30)	(2.35)	—	—	—
Year ended 3-31-2014	13.74	(0.09)	2.73	2.64	—	—	—
Year ended 3-31-2013	12.68	(0.07)	1.13	1.06	—	—	—
Year ended 3-31-2012	15.11	(0.09)	(2.34)	(2.43)	—	—	—
Class B Shares[5]							
Year ended 3-31-2016	13.04	(0.13)	(3.01)	(3.14)	—	—	—
Year ended 3-31-2015	15.35	(0.17)	(2.14)	(2.31)	—	—	—
Year ended 3-31-2014	12.98	(0.19)	2.56	2.37	—	—	—
Year ended 3-31-2013	12.08	(0.17)	1.07	0.90	—	—	—
Year ended 3-31-2012	14.52	(0.18)	(2.26)	(2.44)	—	—	—
Class C Shares							
Year ended 3-31-2016	13.24	(0.10)	(3.06)	(3.16)	—	—	—
Year ended 3-31-2015	15.55	(0.13)	(2.18)	(2.31)	—	—	—
Year ended 3-31-2014	13.12	(0.16)	2.59	2.43	—	—	—
Year ended 3-31-2013	12.19	(0.14)	1.07	0.93	—	—	—
Year ended 3-31-2012	14.62	(0.16)	(2.27)	(2.43)	—	—	—
Class E Shares[6]							
Year ended 3-31-2016	14.30	0.01	(3.32)	(3.31)	—	—	—
Year ended 3-31-2015	16.65	(0.01)	(2.34)	(2.35)	—	—	—
Year ended 3-31-2014	13.92	(0.04)	2.77	2.73	—	—	—
Year ended 3-31-2013	12.81	(0.03)	1.14	1.11	—	—	—
Year ended 3-31-2012	15.22	(0.05)	(2.36)	(2.41)	—	—	—
Class I Shares							
Year ended 3-31-2016	14.44	0.02	(3.35)	(3.33)	—	—	—
Year ended 3-31-2015	16.80	0.02	(2.38)	(2.36)	—	—	—
Year ended 3-31-2014	14.03	(0.02)	2.79	2.77	—	—	—
Year ended 3-31-2013	12.90	(0.02)	1.15	1.13	—	—	—
Year ended 3-31-2012	15.31	(0.03)	(2.38)	(2.41)	—	—	—
Class R Shares							
Year ended 3-31-2016	13.98	(0.05)	(3.24)	(3.29)	—	—	—
Year ended 3-31-2015	16.35	(0.08)	(2.29)	(2.37)	—	—	—
Year ended 3-31-2014	13.74	(0.11)	2.72	2.61	—	—	—
Year ended 3-31-2013[7]	12.26	(0.03)	1.51	1.48	—	—	—
Class R6 Shares							
Year ended 3-31-2016	14.46	0.04	(3.36)	(3.32)	—	—	—
Year ended 3-31-2015[8]	18.03	0.03	(3.60)	(3.57)	—	—	—
Class Y Shares							
Year ended 3-31-2016	14.19	(0.01)	(3.29)	(3.30)	—	—	—
Year ended 3-31-2015	16.55	(0.04)	(2.32)	(2.36)	—	—	—
Year ended 3-31-2014	13.86	(0.06)	2.75	2.69	—	—	—
Year ended 3-31-2013	12.77	(0.05)	1.14	1.09	—	—	—
Year ended 3-31-2012	15.20	(0.07)	(2.36)	(2.43)	—	—	—

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) Class share is closed to investment.

(7) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(8) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(10) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$10.75	-23.38%	$192	1.49%	-0.23%	—%	—%	31%
Year ended 3-31-2015	14.03	-14.35	213	1.48	-0.33	—	—	22
Year ended 3-31-2014	16.38	19.13	124	1.60	-0.59	—	—	34
Year ended 3-31-2013	13.74	8.44	82	1.60	-0.54	1.68	-0.62	30
Year ended 3-31-2012	12.68	-16.08	85	1.60	-0.66	—	—	20
Class B Shares[5]								
Year ended 3-31-2016	9.90	-24.08	3	2.36	-1.11	—	—	31
Year ended 3-31-2015	13.04	-15.05	5	2.29	-1.17	—	—	22
Year ended 3-31-2014	15.35	18.26	5	2.38	-1.37	—	—	34
Year ended 3-31-2013	12.98	7.36	4	2.49	-1.43	—	—	30
Year ended 3-31-2012	12.08	-16.74	4	2.41	-1.47	—	—	20
Class C Shares								
Year ended 3-31-2016	10.08	-23.87	79	2.16	-0.89	—	—	31
Year ended 3-31-2015	13.24	-14.85	82	2.09	-0.92	—	—	22
Year ended 3-31-2014	15.55	18.43	30	2.16	-1.15	—	—	34
Year ended 3-31-2013	13.12	7.71	19	2.26	-1.20	—	—	30
Year ended 3-31-2012	12.19	-16.62	20	2.23	-1.30	—	—	20
Class E Shares[6]								
Year ended 3-31-2016	10.99	-23.15	—*	1.20	0.05	—	—	31
Year ended 3-31-2015	14.30	-14.11	—*	1.20	-0.08	—	—	22
Year ended 3-31-2014	16.65	19.53	—*	1.25	-0.25	—	—	34
Year ended 3-31-2013	13.92	8.74	—*	1.31	-0.26	—	—	30
Year ended 3-31-2012	12.81	-15.83	—*	1.30	-0.36	—	—	20
Class I Shares								
Year ended 3-31-2016	11.11	-23.06	85	1.10	0.16	—	—	31
Year ended 3-31-2015	14.44	-14.05	82	1.09	0.10	—	—	22
Year ended 3-31-2014	16.80	19.74	14	1.14	-0.12	—	—	34
Year ended 3-31-2013	14.03	8.76	6	1.21	-0.14	—	—	30
Year ended 3-31-2012	12.90	-15.74	5	1.19	-0.26	—	—	20
Class R Shares								
Year ended 3-31-2016	10.69	-23.53	19	1.70	-0.43	—	—	31
Year ended 3-31-2015	13.98	-14.50	15	1.69	-0.53	—	—	22
Year ended 3-31-2014	16.35	19.00	5	1.72	-0.70	—	—	34
Year ended 3-31-2013[7]	13.74	12.07	—*	1.73[4]	-0.91[4]	—	—	30[9]
Class R6 Shares								
Year ended 3-31-2016	11.14	-22.96	5	0.95	0.35	—	—	31
Year ended 3-31-2015[8]	14.46	-19.80	2	0.93[4]	0.34[4]	—	—	22[10]
Class Y Shares								
Year ended 3-31-2016	10.89	-23.26	42	1.36	-0.08	—	—	31
Year ended 3-31-2015	14.19	-14.26	37	1.34	-0.22	—	—	22
Year ended 3-31-2014	16.55	19.41	18	1.39	-0.38	—	—	34
Year ended 3-31-2013	13.86	8.54	8	1.45	-0.39	—	—	30
Year ended 3-31-2012	12.77	-15.99	7	1.45	-0.52	—	—	20

See Accompanying Notes to Financial Statements.

IVY GLOBAL NATURAL RESOURCES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$16.13	$ 0.03	$(3.63)	$(3.60)	$ —	$—	$ —
Year ended 3-31-2015	19.07	0.00*	(2.94)	(2.94)	—	—	—
Year ended 3-31-2014	17.84	(0.02)	1.25	1.23	—	—	—
Year ended 3-31-2013	17.76	(0.03)	0.14	0.11	(0.03)	—	(0.03)
Year ended 3-31-2012	24.20	(0.01)	(6.43)	(6.44)	—	—	—
Class B Shares[5]							
Year ended 3-31-2016	13.98	(0.11)	(3.12)	(3.23)	—	—	—
Year ended 3-31-2015	16.67	(0.15)	(2.54)	(2.69)	—	—	—
Year ended 3-31-2014	15.73	(0.15)	1.09	0.94	—	—	—
Year ended 3-31-2013	15.76	(0.14)	0.11	(0.03)	—	—	—
Year ended 3-31-2012	21.65	(0.15)	(5.74)	(5.89)	—	—	—
Class C Shares							
Year ended 3-31-2016	13.67	(0.06)	(3.06)	(3.12)	—	—	—
Year ended 3-31-2015	16.26	(0.10)	(2.49)	(2.59)	—	—	—
Year ended 3-31-2014	15.31	(0.11)	1.06	0.95	—	—	—
Year ended 3-31-2013	15.31	(0.11)	0.11	0.00	—	—	—
Year ended 3-31-2012	21.00	(0.12)	(5.57)	(5.69)	—	—	—
Class E Shares							
Year ended 3-31-2016	16.43	0.09	(3.71)	(3.62)	—	—	—
Year ended 3-31-2015	19.36	0.06	(2.99)	(2.93)	—	—	—
Year ended 3-31-2014	18.06	0.04	1.26	1.30	—	—	—
Year ended 3-31-2013	17.96	0.01	0.15	0.16	(0.06)	—	(0.06)
Year ended 3-31-2012	24.45	0.01	(6.50)	(6.49)	—	—	—
Class I Shares							
Year ended 3-31-2016	16.69	0.10	(3.77)	(3.67)	—	—	—
Year ended 3-31-2015	19.63	0.09	(3.03)	(2.94)	—	—	—
Year ended 3-31-2014	18.28	0.07	1.28	1.35	—	—	—
Year ended 3-31-2013	18.19	0.06	0.14	0.20	(0.11)	—	(0.11)
Year ended 3-31-2012	24.69	0.06	(6.56)	(6.50)	—	—	—
Class R Shares							
Year ended 3-31-2016	15.94	0.01	(3.58)	(3.57)	—	—	—
Year ended 3-31-2015	18.87	(0.02)	(2.91)	(2.93)	—	—	—
Year ended 3-31-2014	17.67	(0.04)	1.24	1.20	—	—	—
Year ended 3-31-2013	17.58	(0.05)	0.14	0.09	—	—	—
Year ended 3-31-2012	24.00	(0.05)	(6.37)	(6.42)	—	—	—
Class R6 Shares							
Year ended 3-31-2016	16.70	0.13	(3.77)	(3.64)	—	—	—
Year ended 3-31-2015[6]	20.86	0.11	(4.27)	(4.16)	—	—	—
Class Y Shares							
Year ended 3-31-2016	16.45	0.06	(3.71)	(3.65)	—	—	—
Year ended 3-31-2015	19.39	0.04	(2.98)	(2.94)	—	—	—
Year ended 3-31-2014	18.10	0.02	1.27	1.29	—	—	—
Year ended 3-31-2013	18.02	0.02	0.13	0.15	(0.07)	—	(0.07)
Year ended 3-31-2012	24.50	0.03	(6.51)	(6.48)	—	—	—

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$12.53	-22.32%	$ 415	1.66%	0.18%	—%	—%	17%
Year ended 3-31-2015	16.13	-15.42	645	1.57	-0.03	—	—	22
Year ended 3-31-2014	19.07	6.90	1,008	1.56	-0.09	—	—	100
Year ended 3-31-2013	17.84	0.64	1,375	1.52	-0.18	—	—	83
Year ended 3-31-2012	17.76	-26.61	1,770	1.41	-0.07	—	—	84
Class B Shares[5]								
Year ended 3-31-2016	10.75	-23.10	10	2.65	-0.85	—	—	17
Year ended 3-31-2015	13.98	-16.14	21	2.47	-0.95	—	—	22
Year ended 3-31-2014	16.67	5.98	40	2.41	-0.95	—	—	100
Year ended 3-31-2013	15.73	-0.19	69	2.33	-0.97	—	—	83
Year ended 3-31-2012	15.76	-27.21	112	2.20	-0.86	—	—	84
Class C Shares								
Year ended 3-31-2016	10.55	-22.82	110	2.30	-0.47	—	—	17
Year ended 3-31-2015	13.67	-15.93	187	2.20	-0.65	—	—	22
Year ended 3-31-2014	16.26	6.21	291	2.18	-0.72	—	—	100
Year ended 3-31-2013	15.31	0.00*	410	2.13	-0.78	—	—	83
Year ended 3-31-2012	15.31	-27.10	603	2.07	-0.73	—	—	84
Class E Shares								
Year ended 3-31-2016	12.81	-22.03	4	1.26	0.59	2.21	-0.36	17
Year ended 3-31-2015	16.43	-15.13	6	1.27	0.32	2.03	-0.44	22
Year ended 3-31-2014	19.36	7.20	7	1.27	0.20	2.12	-0.64	100
Year ended 3-31-2013	18.06	0.91	7	1.27	0.05	2.21	-0.89	83
Year ended 3-31-2012	17.96	-26.54	7	1.27	0.06	2.03	-0.69	84
Class I Shares								
Year ended 3-31-2016	13.02	-21.99	103	1.16	0.67	—	—	17
Year ended 3-31-2015	16.69	-14.98	174	1.11	0.47	—	—	22
Year ended 3-31-2014	19.63	7.39	224	1.08	0.37	—	—	100
Year ended 3-31-2013	18.28	1.14	484	1.05	0.32	—	—	83
Year ended 3-31-2012	18.19	-26.33	1,137	1.02	0.32	—	—	84
Class R Shares								
Year ended 3-31-2016	12.37	-22.40	24	1.75	0.10	—	—	17
Year ended 3-31-2015	15.94	-15.53	33	1.69	-0.12	—	—	22
Year ended 3-31-2014	18.87	6.79	43	1.67	-0.20	—	—	100
Year ended 3-31-2013	17.67	0.51	50	1.63	-0.30	—	—	83
Year ended 3-31-2012	17.58	-26.75	66	1.60	-0.26	—	—	84
Class R6 Shares								
Year ended 3-31-2016	13.06	-21.80	11	1.00	0.92	—	—	17
Year ended 3-31-2015[6]	16.70	-19.94	5	0.95[4]	0.97[4]	—	—	22[7]
Class Y Shares								
Year ended 3-31-2016	12.80	-22.19	33	1.40	0.42	—	—	17
Year ended 3-31-2015	16.45	-15.16	60	1.35	0.20	—	—	22
Year ended 3-31-2014	19.39	7.07	88	1.33	0.10	—	—	100
Year ended 3-31-2013	18.10	0.93	186	1.27	0.11	1.29	0.09	83
Year ended 3-31-2012	18.02	-26.45	491	1.20	0.14	1.27	0.07	84

See Accompanying Notes to Financial Statements.

IVY LASALLE GLOBAL REAL ESTATE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$11.15	$ 0.17	$(0.41)	$(0.24)	$(0.13)	$(0.20)	$(0.33)
Year ended 3-31-2015	9.83	0.13	1.46	1.59	(0.19)	(0.08)	(0.27)
Year ended 3-31-2014	10.00	0.11	(0.12)	(0.01)	(0.16)	—	(0.16)
Class B Shares[4]							
Year ended 3-31-2016	11.10	0.06	(0.40)	(0.34)	(0.01)	(0.19)	(0.20)
Year ended 3-31-2015	9.79	0.01	1.46	1.47	(0.08)	(0.08)	(0.16)
Year ended 3-31-2014	10.00	0.00*	(0.12)	(0.12)	(0.09)	—	(0.09)
Class C Shares							
Year ended 3-31-2016	11.10	0.04	(0.41)	(0.37)	—	(0.18)	(0.18)
Year ended 3-31-2015	9.80	(0.01)	1.47	1.46	(0.08)	(0.08)	(0.16)
Year ended 3-31-2014	10.00	0.00*	(0.11)	(0.11)	(0.09)	—	(0.09)
Class I Shares							
Year ended 3-31-2016	11.14	0.17	(0.42)	(0.25)	(0.12)	(0.20)	(0.32)
Year ended 3-31-2015	9.82	0.12	1.46	1.58	(0.18)	(0.08)	(0.26)
Year ended 3-31-2014	10.00	0.09	(0.11)	(0.02)	(0.16)	—	(0.16)
Class R Shares							
Year ended 3-31-2016	11.12	0.10	(0.41)	(0.31)	(0.04)	(0.20)	(0.24)
Year ended 3-31-2015	9.81	0.05	1.46	1.51	(0.12)	(0.08)	(0.20)
Year ended 3-31-2014	10.00	0.04	(0.11)	(0.07)	(0.12)	—	(0.12)
Class Y Shares							
Year ended 3-31-2016	11.22	0.17	(0.42)	(0.25)	(0.13)	(0.20)	(0.33)
Year ended 3-31-2015	9.89	0.12	1.48	1.60	(0.19)	(0.08)	(0.27)
Year ended 3-31-2014	10.00	0.11	(0.05)	0.06	(0.17)	—	(0.17)

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) Ratio of expenses to average net assets excluding offering cost was 2.40%.

(6) Ratio of expenses to average net assets excluding offering cost was 2.39%.

(7) Ratio of expenses to average net assets excluding offering cost was 1.43%.

(8) Ratio of expenses to average net assets excluding offering cost was 1.99%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$10.58	-2.00%	$29	1.51%	1.67%	2.12%	1.06%	59%
Year ended 3-31-2015	11.15	16.31	28	1.51	1.22	2.14	0.59	63
Year ended 3-31-2014	9.83	0.02	22	1.51	1.12	2.62	0.01	36
Class B Shares[4]								
Year ended 3-31-2016	10.56	-3.03	—*	2.56	0.62	—	—	59
Year ended 3-31-2015	11.10	15.05	—*	2.66	0.06	—	—	63
Year ended 3-31-2014	9.79	-1.16	—*	2.68[5]	-0.02	3.14	-0.48	36
Class C Shares								
Year ended 3-31-2016	10.55	-3.21	1	2.74	0.41	—	—	59
Year ended 3-31-2015	11.10	14.92	1	2.68	-0.09	—	—	63
Year ended 3-31-2014	9.80	-1.03	1	2.67[6]	—	3.12	-0.45	36
Class I Shares								
Year ended 3-31-2016	10.57	-2.11	3	1.59	1.59	—	—	59
Year ended 3-31-2015	11.14	16.14	3	1.62	1.08	—	—	63
Year ended 3-31-2014	9.82	-0.13	2	1.71[7]	0.94	2.16	0.49	36
Class R Shares								
Year ended 3-31-2016	10.57	-2.68	—*	2.20	0.99	—	—	59
Year ended 3-31-2015	11.12	15.40	1	2.25	0.50	—	—	63
Year ended 3-31-2014	9.81	-0.67	—*	2.27[8]	0.38	2.73	-0.08	36
Class Y Shares								
Year ended 3-31-2016	10.64	-2.08	1	1.51	1.63	1.86	1.28	59
Year ended 3-31-2015	11.22	16.32	1	1.51	1.15	1.90	0.76	63
Year ended 3-31-2014	9.89	0.68	1	1.51	1.13	2.37	0.27	36

See Accompanying Notes to Financial Statements.

IVY LASALLE GLOBAL-RISK MANAGED REAL ESTATE FUND

	Net Asset Value, Beginning of Period	Net Investment Income(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$11.06	$0.22	$ 0.35	$ 0.57	$(0.13)	$(0.11)	$(0.24)
Year ended 3-31-2015	9.72	0.14	1.48	1.62	(0.28)	—	(0.28)
Year ended 3-31-2014	10.00	0.13	(0.24)	(0.11)	(0.17)	—	(0.17)
Class B Shares(4)							
Year ended 3-31-2016	11.04	0.15	0.33	0.48	(0.03)	(0.11)	(0.14)
Year ended 3-31-2015	9.70	0.06	1.46	1.52	(0.18)	—	(0.18)
Year ended 3-31-2014	10.00	0.03	(0.23)	(0.20)	(0.10)	—	(0.10)
Class C Shares							
Year ended 3-31-2016	11.04	0.13	0.33	0.46	(0.02)	(0.10)	(0.12)
Year ended 3-31-2015	9.70	0.05	1.47	1.52	(0.18)	—	(0.18)
Year ended 3-31-2014	10.00	0.03	(0.23)	(0.20)	(0.10)	—	(0.10)
Class I Shares							
Year ended 3-31-2016	11.07	0.24	0.34	0.58	(0.15)	(0.11)	(0.26)
Year ended 3-31-2015	9.72	0.15	1.47	1.62	(0.27)	—	(0.27)
Year ended 3-31-2014	10.00	0.12	(0.24)	(0.12)	(0.16)	—	(0.16)
Class R Shares							
Year ended 3-31-2016	11.05	0.18	0.34	0.52	(0.07)	(0.11)	(0.18)
Year ended 3-31-2015	9.70	0.09	1.47	1.56	(0.21)	—	(0.21)
Year ended 3-31-2014	10.00	0.06	(0.24)	(0.18)	(0.12)	—	(0.12)
Class Y Shares							
Year ended 3-31-2016	11.07	0.23	0.33	0.56	(0.12)	(0.11)	(0.23)
Year ended 3-31-2015	9.72	0.13	1.50	1.63	(0.28)	—	(0.28)
Year ended 3-31-2014	10.00	0.13	(0.24)	(0.11)	(0.17)	—	(0.17)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) Ratio of expenses to average net assets excluding offering cost was 2.15%.

(6) Ratio of expenses to average net assets excluding offering cost was 1.27%.

(7) Ratio of expenses to average net assets excluding offering cost was 1.88%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$11.39	5.27%	$65	1.51%	2.08%	1.76%	1.83%	59%
Year ended 3-31-2015	11.06	16.77	43	1.50	1.31	1.83	0.98	53
Year ended 3-31-2014	9.72	-1.00	20	1.51	1.39	2.08	0.82	38
Class B Shares[4]								
Year ended 3-31-2016	11.38	4.36	1	2.33	1.42	—	—	59
Year ended 3-31-2015	11.04	15.74	1	2.34	0.57	—	—	53
Year ended 3-31-2014	9.70	-1.92	1	2.53[5]	0.32	2.58	0.27	38
Class C Shares								
Year ended 3-31-2016	11.38	4.34	4	2.35	1.24	—	—	59
Year ended 3-31-2015	11.04	15.72	3	2.38	0.43	—	—	53
Year ended 3-31-2014	9.70	-1.91	2	2.53[5]	0.33	2.58	0.28	38
Class I Shares								
Year ended 3-31-2016	11.39	5.37	11	1.39	2.25	—	—	59
Year ended 3-31-2015	11.07	16.79	10	1.47	1.46	—	—	53
Year ended 3-31-2014	9.72	-1.09	8	1.65[6]	1.20	1.70	1.15	38
Class R Shares								
Year ended 3-31-2016	11.39	4.78	2	1.99	1.66	—	—	59
Year ended 3-31-2015	11.05	16.15	2	2.07	0.88	—	—	53
Year ended 3-31-2014	9.70	-1.72	2	2.26[7]	0.60	2.31	0.55	38
Class Y Shares								
Year ended 3-31-2016	11.40	5.25	4	1.51	2.19	1.67	2.03	59
Year ended 3-31-2015	11.07	16.87	5	1.51	1.26	1.71	1.06	53
Year ended 3-31-2014	9.72	-0.98	3	1.50	1.35	1.95	0.90	38

See Accompanying Notes to Financial Statements.

IVY REAL ESTATE SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$29.38	$ 0.33	$0.52	$0.85	$(0.29)	$(1.34)	$(1.63)
Year ended 3-31-2015	24.35	0.21	5.86	6.07	(0.17)	(0.87)	(1.04)
Year ended 3-31-2014	23.73	0.16	0.69	0.85	(0.23)	—	(0.23)
Year ended 3-31-2013	21.27	0.16	2.45	2.61	(0.15)	—	(0.15)
Year ended 3-31-2012	19.42	0.09	1.82	1.91	(0.06)	—	(0.06)
Class B Shares[5]							
Year ended 3-31-2016	28.58	0.11	0.48	0.59	(0.03)	(1.34)	(1.37)
Year ended 3-31-2015	23.77	(0.03)	5.67	5.64	—	(0.83)	(0.83)
Year ended 3-31-2014	23.17	(0.06)	0.66	0.60	—	—	—
Year ended 3-31-2013	20.85	(0.06)	2.38	2.32	—	—	—
Year ended 3-31-2012	19.20	(0.12)	1.77	1.65	—	—	—
Class C Shares							
Year ended 3-31-2016	28.92	0.13	0.52	0.65	(0.08)	(1.34)	(1.42)
Year ended 3-31-2015	24.02	0.00*	5.78	5.78	(0.01)	(0.87)	(0.88)
Year ended 3-31-2014	23.42	0.00*	0.67	0.67	(0.07)	—	(0.07)
Year ended 3-31-2013	21.00	0.01	2.42	2.43	(0.01)	—	(0.01)
Year ended 3-31-2012	19.27	(0.05)	1.78	1.73	—	—	—
Class E Shares							
Year ended 3-31-2016	29.37	0.30	0.54	0.84	(0.27)	(1.34)	(1.61)
Year ended 3-31-2015	24.35	0.13	5.87	6.00	(0.11)	(0.87)	(0.98)
Year ended 3-31-2014	23.72	0.13	0.70	0.83	(0.20)	—	(0.20)
Year ended 3-31-2013	21.27	0.14	2.46	2.60	(0.15)	—	(0.15)
Year ended 3-31-2012	19.43	0.10	1.81	1.91	(0.07)	—	(0.07)
Class I Shares							
Year ended 3-31-2016	29.53	0.44	0.54	0.98	(0.42)	(1.34)	(1.76)
Year ended 3-31-2015	24.50	0.32	5.90	6.22	(0.32)	(0.87)	(1.19)
Year ended 3-31-2014	23.85	0.28	0.69	0.97	(0.32)	—	(0.32)
Year ended 3-31-2013	21.37	0.24	2.51	2.75	(0.27)	—	(0.27)
Year ended 3-31-2012	19.52	0.22	1.80	2.02	(0.17)	—	(0.17)
Class R Shares							
Year ended 3-31-2016	29.37	0.31	0.49	0.80	(0.24)	(1.34)	(1.58)
Year ended 3-31-2015	24.35	0.20	5.81	6.01	(0.12)	(0.87)	(0.99)
Year ended 3-31-2014	23.73	0.15	0.68	0.83	(0.21)	—	(0.21)
Year ended 3-31-2013	21.27	0.15	2.44	2.59	(0.13)	—	(0.13)
Year ended 3-31-2012	19.43	0.09	1.81	1.90	(0.06)	—	(0.06)
Class R6 Shares							
Year ended 3-31-2016	29.56	0.50	0.52	1.02	(0.46)	(1.34)	(1.80)
Year ended 3-31-2015[6]	26.13	0.20	4.34	4.54	(0.24)	(0.87)	(1.11)
Class Y Shares							
Year ended 3-31-2016	29.40	0.40	0.51	0.91	(0.35)	(1.34)	(1.69)
Year ended 3-31-2015	24.39	0.28	5.84	6.12	(0.24)	(0.87)	(1.11)
Year ended 3-31-2014	23.75	0.24	0.68	0.92	(0.28)	—	(0.28)
Year ended 3-31-2013	21.28	0.23	2.45	2.68	(0.21)	—	(0.21)
Year ended 3-31-2012	19.44	0.16	1.81	1.97	(0.13)	—	(0.13)

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$28.60	3.41%	$507	1.47%	1.22%	1.57%	1.12%	66%
Year ended 3-31-2015	29.38	25.19	543	1.46	0.78	1.56	0.68	48
Year ended 3-31-2014	24.35	3.65	384	1.56	0.67	1.66	0.57	73
Year ended 3-31-2013	23.73	12.32	341	1.64	0.71	1.68	0.67	43
Year ended 3-31-2012	21.27	9.88	276	1.73	0.45	—	—	55
Class B Shares[5]								
Year ended 3-31-2016	27.80	2.48	5	2.37	0.41	2.47	0.31	66
Year ended 3-31-2015	28.58	23.95	6	2.41	-0.10	2.51	-0.20	48
Year ended 3-31-2014	23.77	2.59	6	2.61	-0.28	2.71	-0.38	73
Year ended 3-31-2013	23.17	11.08	7	2.75	-0.29	2.79	-0.33	43
Year ended 3-31-2012	20.85	8.65	7	2.89	-0.62	—	—	55
Class C Shares								
Year ended 3-31-2016	28.15	2.67	19	2.18	0.48	2.28	0.38	66
Year ended 3-31-2015	28.92	24.27	21	2.18	0.01	2.28	-0.09	48
Year ended 3-31-2014	24.02	2.90	14	2.27	0.02	2.37	-0.08	73
Year ended 3-31-2013	23.42	11.50	15	2.35	0.03	2.39	-0.01	43
Year ended 3-31-2012	21.00	9.03	12	2.49	-0.28	—	—	55
Class E Shares								
Year ended 3-31-2016	28.60	3.36	4	1.52	1.11	1.87	0.76	66
Year ended 3-31-2015	29.37	24.88	4	1.67	0.49	1.93	0.23	48
Year ended 3-31-2014	24.35	3.58	2	1.67	0.54	2.15	0.06	73
Year ended 3-31-2013	23.72	12.27	2	1.67	0.61	2.27	0.01	43
Year ended 3-31-2012	21.27	9.90	1	1.67	0.50	2.36	-0.19	55
Class I Shares								
Year ended 3-31-2016	28.75	3.86	13	1.03	1.58	1.13	1.48	66
Year ended 3-31-2015	29.53	25.74	13	1.02	1.18	1.12	1.08	48
Year ended 3-31-2014	24.50	4.20	9	1.02	1.18	1.12	1.08	73
Year ended 3-31-2013	23.85	12.95	7	1.09	1.06	1.12	1.03	43
Year ended 3-31-2012	21.37	10.46	3	1.15	1.15	—	—	55
Class R Shares								
Year ended 3-31-2016	28.59	3.21	2	1.65	1.13	1.75	1.03	66
Year ended 3-31-2015	29.37	24.92	2	1.64	0.72	1.74	0.62	48
Year ended 3-31-2014	24.35	3.58	1	1.66	0.62	1.76	0.52	73
Year ended 3-31-2013	23.73	12.23	2	1.71	0.69	1.75	0.65	43
Year ended 3-31-2012	21.27	9.84	1	1.73	0.49	—	—	55
Class R6 Shares								
Year ended 3-31-2016	28.78	4.02	3	0.87	1.83	0.97	1.73	66
Year ended 3-31-2015[6]	29.56	17.66	4	0.86[4]	1.10[4]	0.96[4]	1.00[4]	48[7]
Class Y Shares								
Year ended 3-31-2016	28.62	3.62	152	1.26	1.46	1.36	1.36	66
Year ended 3-31-2015	29.40	25.41	180	1.26	1.05	1.36	0.95	48
Year ended 3-31-2014	24.39	3.97	143	1.27	1.03	1.37	0.93	73
Year ended 3-31-2013	23.75	12.63	168	1.34	1.06	1.37	1.03	43
Year ended 3-31-2012	21.28	10.24	149	1.39	0.82	—	—	55

See Accompanying Notes to Financial Statements.

IVY SCIENCE AND TECHNOLOGY FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$55.95	$(0.35)	$ (7.99)	$ (8.34)	$—	$(1.26)	$(1.26)
Year ended 3-31-2015	52.71	(0.36)	4.77	4.41	—	(1.17)	(1.17)
Year ended 3-31-2014	39.79	(0.30)	14.54	14.24	—	(1.32)	(1.32)
Year ended 3-31-2013	33.54	(0.27)	6.71	6.44	—	(0.19)	(0.19)
Year ended 3-31-2012	35.09	(0.32)	0.93	0.61	—	(2.16)	(2.16)
Class B Shares[5]							
Year ended 3-31-2016	48.01	(0.63)	(6.80)	(7.43)	—	(1.26)	(1.26)
Year ended 3-31-2015	45.73	(0.65)	4.10	3.45	—	(1.17)	(1.17)
Year ended 3-31-2014	34.92	(0.59)	12.72	12.13	—	(1.32)	(1.32)
Year ended 3-31-2013	29.69	(0.48)	5.90	5.42	—	(0.19)	(0.19)
Year ended 3-31-2012	31.58	(0.53)	0.77	0.24	—	(2.13)	(2.13)
Class C Shares							
Year ended 3-31-2016	49.63	(0.63)	(7.04)	(7.67)	—	(1.26)	(1.26)
Year ended 3-31-2015	47.21	(0.65)	4.24	3.59	—	(1.17)	(1.17)
Year ended 3-31-2014	35.99	(0.58)	13.12	12.54	—	(1.32)	(1.32)
Year ended 3-31-2013	30.57	(0.47)	6.08	5.61	—	(0.19)	(0.19)
Year ended 3-31-2012	32.41	(0.51)	0.80	0.29	—	(2.13)	(2.13)
Class E Shares							
Year ended 3-31-2016	55.70	(0.42)	(7.94)	(8.36)	—	(1.26)	(1.26)
Year ended 3-31-2015	52.57	(0.45)	4.75	4.30	—	(1.17)	(1.17)
Year ended 3-31-2014	39.74	(0.38)	14.53	14.15	—	(1.32)	(1.32)
Year ended 3-31-2013	33.48	(0.29)	6.74	6.45	—	(0.19)	(0.19)
Year ended 3-31-2012	35.04	(0.33)	0.92	0.59	—	(2.15)	(2.15)
Class I Shares							
Year ended 3-31-2016	60.64	(0.22)	(8.67)	(8.89)	—	(1.26)	(1.26)
Year ended 3-31-2015	56.87	(0.23)	5.17	4.94	—	(1.17)	(1.17)
Year ended 3-31-2014	42.72	(0.19)	15.66	15.47	—	(1.32)	(1.32)
Year ended 3-31-2013	35.88	(0.17)	7.20	7.03	—	(0.19)	(0.19)
Year ended 3-31-2012	37.36	(0.23)	1.01	0.78	—	(2.26)	(2.26)
Class R Shares							
Year ended 3-31-2016	55.05	(0.49)	(7.85)	(8.34)	—	(1.26)	(1.26)
Year ended 3-31-2015	52.04	(0.52)	4.70	4.18	—	(1.17)	(1.17)
Year ended 3-31-2014	39.42	(0.46)	14.40	13.94	—	(1.32)	(1.32)
Year ended 3-31-2013	33.32	(0.36)	6.65	6.29	—	(0.19)	(0.19)
Year ended 3-31-2012	34.93	(0.40)	0.92	0.52	—	(2.13)	(2.13)
Class R6 Shares							
Year ended 3-31-2016	60.70	(0.12)	(8.70)	(8.82)	—	(1.26)	(1.26)
Year ended 3-31-2015[6]	57.21	(0.12)	4.78	4.66	—	(1.17)	(1.17)
Class Y Shares							
Year ended 3-31-2016	58.68	(0.34)	(8.38)	(8.72)	—	(1.26)	(1.26)
Year ended 3-31-2015	55.20	(0.35)	5.00	4.65	—	(1.17)	(1.17)
Year ended 3-31-2014	41.60	(0.31)	15.23	14.92	—	(1.32)	(1.32)
Year ended 3-31-2013	35.03	(0.26)	7.02	6.76	—	(0.19)	(0.19)
Year ended 3-31-2012	36.54	(0.31)	0.98	0.67	—	(2.18)	(2.18)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$46.35	-15.10%	$1,790	1.28%	-0.69%	—%	—%	24%
Year ended 3-31-2015	55.95	8.48	2,198	1.26	-0.67	—	—	32
Year ended 3-31-2014	52.71	35.99	1,998	1.26	-0.63	—	—	35
Year ended 3-31-2013	39.79	19.28	759	1.37	-0.79	—	—	43
Year ended 3-31-2012	33.54	3.01	549	1.39	-1.02	—	—	51
Class B Shares[5]								
Year ended 3-31-2016	39.32	-15.71	52	2.02	-1.42	—	—	24
Year ended 3-31-2015	48.01	7.67	69	2.01	-1.42	—	—	32
Year ended 3-31-2014	45.73	34.91	71	2.04	-1.42	—	—	35
Year ended 3-31-2013	34.92	18.37	40	2.17	-1.59	—	—	43
Year ended 3-31-2012	29.69	2.15	32	2.24	-1.86	—	—	51
Class C Shares								
Year ended 3-31-2016	40.70	-15.68	833	1.97	-1.37	—	—	24
Year ended 3-31-2015	49.63	7.73	999	1.95	-1.37	—	—	32
Year ended 3-31-2014	47.21	35.02	776	1.97	-1.34	—	—	35
Year ended 3-31-2013	35.99	18.47	278	2.07	-1.50	—	—	43
Year ended 3-31-2012	30.57	2.25	219	2.13	-1.76	—	—	51
Class E Shares								
Year ended 3-31-2016	46.08	-15.21	21	1.41	-0.82	1.54	-0.95	24
Year ended 3-31-2015	55.70	8.29	22	1.43	-0.84	1.55	-0.96	32
Year ended 3-31-2014	52.57	35.80	17	1.43	-0.80	1.63	-1.00	35
Year ended 3-31-2013	39.74	19.31	9	1.43	-0.85	1.91	-1.33	43
Year ended 3-31-2012	33.48	3.00	6	1.43	-1.06	2.01	-1.64	51
Class I Shares								
Year ended 3-31-2016	50.49	-14.84	1,364	0.97	-0.39	—	—	24
Year ended 3-31-2015	60.64	8.79	1,871	0.97	-0.39	—	—	32
Year ended 3-31-2014	56.87	36.37	1,411	0.99	-0.36	—	—	35
Year ended 3-31-2013	42.72	19.70	322	1.04	-0.46	—	—	43
Year ended 3-31-2012	35.88	3.37	186	1.06	-0.69	—	—	51
Class R Shares								
Year ended 3-31-2016	45.45	-15.35	110	1.57	-0.98	—	—	24
Year ended 3-31-2015	55.05	8.15	114	1.57	-0.98	—	—	32
Year ended 3-31-2014	52.04	35.56	105	1.59	-0.96	—	—	35
Year ended 3-31-2013	39.42	18.96	56	1.64	-1.07	—	—	43
Year ended 3-31-2012	33.32	2.76	42	1.64	-1.27	—	—	51
Class R6 Shares								
Year ended 3-31-2016	50.62	-14.71	65	0.83	-0.22	—	—	24
Year ended 3-31-2015[6]	60.70	8.25	12	0.82[4]	-0.32[4]	—	—	32[7]
Class Y Shares								
Year ended 3-31-2016	48.70	-15.04	754	1.22	-0.63	—	—	24
Year ended 3-31-2015	58.68	8.53	1,030	1.22	-0.63	—	—	32
Year ended 3-31-2014	55.20	36.02	1,043	1.24	-0.61	—	—	35
Year ended 3-31-2013	41.60	19.40	552	1.29	-0.71	—	—	43
Year ended 3-31-2012	35.03	3.10	399	1.30	-0.93	—	—	51

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Asset Strategy Fund, Ivy Balanced Fund, Ivy Energy Fund, Ivy Global Natural Resources Fund, Ivy LaSalle Global Real Estate Fund (formerly known as Ivy Global Real Estate Fund), Ivy LaSalle Global Risk-Managed Real Estate Fund (formerly known as Ivy Global Risk-Managed Real Estate Fund), Ivy Real Estate Securities Fund and Ivy Science and Technology Fund (each, a "Fund") are eight series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A, Class B, Class C, Class I, Class Y, and Class R shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Certain Funds may also offer Class E shares. Class E shares are closed for all investments in the Ivy Balanced Fund and Ivy Energy Fund. Certain Funds may also offer Class R6 shares. Class A and Class E shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class R, Class R6 and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares and Class R6 shares are not included in the plan. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, London Interbank Offered Rate ("LIBOR") rates or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and/or interest.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities (“PIKs”). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a “when-issued” basis, and may purchase or sell securities on a “delayed delivery” basis. “When-issued” or “delayed delivery” refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund’s NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund’s investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. “Custodian fees” on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The “Earnings credit” line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust’s organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust’s maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 946 (“ASC 946”). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund’s investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service authorized by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company (“WRSCO”), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.
Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.
Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of March 31, 2016, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Ivy Asset Strategy Fund and Ivy Global Natural Resources Fund enter into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Ivy Asset Strategy Fund invests in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk), changes in the value of equity securities (equity risk) or foreign currencies (foreign currency exchange rate risk).

Option Contracts. Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument. Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Ivy Asset Strategy Fund, Ivy Balanced Fund and Ivy Science and Technology Fund may purchase and write call and put options to increase or decrease hedging exposure to underlying instruments (which may include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

Collateral and rights of offset. A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of March 31, 2016:

Assets

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Ivy Global Natural Resources Fund							
Unrealized appreciation on forward foreign currency contracts[1]	$321	$—	$321	$(67)	$(254)	$ —	$ —
Ivy Science and Technology Fund							
Investments in unaffiliated securities at value*	$938	$—	$938	$(37)	$ —	$(280)	$621

** Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.*

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

Liabilities

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
Ivy Asset Strategy Fund							
Unrealized depreciation on forward foreign currency contracts	$732	$—	$732	$ —	$(528)	$—	$204
Ivy Global Natural Resources Fund							
Unrealized depreciation on forward foreign currency contracts[1]	$ 67	$—	$ 67	$(67)	$ —	$—	$ —
Ivy Science and Technology Fund							
Written options at value	$ 37	$—	$ 37	$(37)	$ —	$—	$ —

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities purchased payable.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of March 31, 2016:

		Assets		Liabilities	
Fund	Type of Risk Exposure	Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Ivy Asset Strategy Fund	Foreign currency		$ —	Unrealized depreciation on forward foreign currency contracts	$ 732
Ivy Balanced Fund	Equity	Investments in unaffiliated securities at value*	11,228	Written options at value	1,911
Ivy Global Natural Resources Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	320	Unrealized depreciation on forward foreign currency contracts	65
Ivy Science and Technology Fund	Equity	Investments in unaffiliated securities at value*	938	Written options at value	37

** Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended March 31, 2016:

		Net realized gain (loss) on:					
Fund	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Asset Strategy Fund	Equity	$(205,815)	$—	$(48,660)	$103,916	$ —	$(150,559)
	Foreign currency	—	—	—	—	(52,506)	(52,506)
Ivy Balanced Fund	Equity	(10,725)	—	—	547	—	(10,178)
Ivy Global Natural Resources Fund	Foreign currency	—	—	—	—	712	712
Ivy Science and Technology Fund	Equity	(9,737)	—	—	2,757	—	(6,980)

** Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended March 31, 2016:

		Net change in unrealized appreciation (depreciation) on:					
Fund	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Asset Strategy Fund	Equity	$ 15,155	$—	$(4,323)	$(14,500)	$ —	$ (3,668)
	Foreign currency	—	—	—	—	7,454	7,454
Ivy Balanced Fund	Equity	(15,179)	—	—	2,654	—	(12,525)
Ivy Global Natural Resources Fund	Foreign currency	—	—	—	—	(1,028)	(1,028)
Ivy Science and Technology Fund	Equity	(493)	—	—	1,425	—	932

** Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

During the year ended March 31, 2016, the average derivative volume was as follows:

Fund	Forward foreign currency contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Ivy Asset Strategy Fund	$60,962	$314,665	$32,589	$—	$39,673	$30,641
Ivy Balanced Fund	—	—	—	—	1,927	213
Ivy Global Natural Resources Fund	184	—	—	—	—	—
Ivy Science and Technology Fund	—	—	—	—	1,448	3,384

(1) Average value outstanding during the period.

(2) Average notional amount outstanding during the period.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Fund	Outstanding at 3-31-15	Options written	Options closed	Options exercised	Options expired	Outstanding at 3-31-16
Ivy Asset Strategy Fund						
Number of Contracts	221,899	987,200	(430,852)	(196,719)	(581,528)	N/A
Premium Received	$ 32,247	$229,229	$(116,519)	$ (36,204)	$(108,753)	N/A
Ivy Balanced Fund						
Number of Contracts	N/A	8,465	(950)	—	—	7,515
Premium Received	N/A	$ 5,123	$ (558)	$ —	$ —	$ 4,565
Ivy Science and Technology Fund						
Number of Contracts	N/A	159,504	(125,354)	(1,755)	(3,077)	29,318
Premium Received	N/A	$ 31,432	$ (29,355)	$ (520)	$ (95)	$ 1,462

6. BASIS FOR CONSOLIDATION OF THE IVY ASSET STRATEGY FUND

Ivy ASF II, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Ivy Asset Strategy Fund (referred to as "the Fund" in this subsection). Ivy ASF III (SBP), LLC and Ivy ASF, LLC (each a "Company", collectively "the Companies"), Delaware limited liability companies, were incorporated as wholly owned companies acting as investment vehicles for the Fund. The Subsidiary and each Company acts as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI.

The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund, its Subsidiary and the Companies. The consolidated financial statements include the accounts of the Fund and its Subsidiary and the Companies. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and its Subsidiary and each Company comprising the entire issued share capital of the Subsidiary and each Company with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary and each Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and each Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary and each Company.

See the table below for details regarding the structure, incorporation and relationship as of March 31, 2016 of the Subsidiary and each Company to the Fund (amounts in thousands).

Subsidiary/Company	Date of Incorporation	Subscription Agreement	Fund Net Assets	Subsidiary Net Assets	Percentage of Fund Net Assets
Ivy ASF II, Ltd.	1-31-13	4-10-13	$10,297,159	$651,969	6.33%
Ivy ASF III (SBP), LLC	4-9-13	4-23-13	$10,297,159	321,341	3.12
Ivy ASF, LLC	12-10-12	12-18-12	$10,297,159	27,327	0.27

7. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $8,000M	$8,000 to $10,000M	$10,000 to $13,000M	$13,000 to $28,000M	$28,000 to $53,000M	Over $53,000M
Ivy Asset Strategy Fund	0.700%	0.700%	0.650%	0.600%	0.550%	0.550%	0.550%	0.550%	0.550%	0.545%	0.540%
Ivy Balanced Fund	0.700	0.700	0.650	0.600	0.550	0.540	0.540	0.530	0.530	0.530	0.530
Ivy Energy Fund	0.850	0.850	0.830	0.800	0.760	0.750	0.750	0.740	0.740	0.740	0.740
Ivy Global Natural Resources Fund	1.000	0.850	0.830	0.800	0.760	0.730	0.730	0.700	0.700	0.700	0.700
Ivy LaSalle Global Real Estate Fund	0.950	0.950	0.920	0.870	0.840	0.820	0.820	0.800	0.800	0.800	0.800
Ivy LaSalle Global Risk-Managed Real Estate Fund	0.950	0.950	0.920	0.870	0.840	0.820	0.820	0.800	0.800	0.800	0.800
Ivy Real Estate Securities Fund	0.900	0.900	0.870	0.840	0.800	0.760	0.760	0.720	0.720	0.720	0.720
Ivy Science and Technology Fund	0.850	0.850	0.830	0.800	0.760	0.760	0.755	0.755	0.750	0.750	0.750

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the year ended March 31, 2016.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Advantus Capital Management, Inc. ("Advantus"), Advantus serves as subadviser to Ivy Real Estate Securities Fund. Under an agreement between IICO and LaSalle Investment Management Securities, LLC ("LaSalle"), LaSalle serves as subadviser to Ivy LaSalle Global Real Estate Fund and Ivy LaSalle Global Risk-Managed Real Estate Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadvisers.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. Effective June 6, 2011 for Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. Prior to June 6, 2011 the fee was 0.20 of 1%. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class R6 shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. ("IFDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the year ended March 31, 2016, IFDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC				Commissions Paid[1]
		Class A	Class B	Class C	Class E	
Ivy Asset Strategy Fund	$1,297	$31	$869	$504	$ —	$2,475
Ivy Balanced Fund	1,097	12	119	98	—	1,920
Ivy Energy Fund	297	6	6	40	—	474
Ivy Global Natural Resources Fund	385	2	16	8	—	400
Ivy LaSalle Global Real Estate Fund	27	—*	—	—*	N/A	24
Ivy LaSalle Global Risk-Managed Real Estate Fund	39	—*	1	—*	N/A	39
Ivy Real Estate Securities Fund	335	2	8	7	—	317
Ivy Science and Technology Fund	1,278	3	68	143	—	2,113

** Not shown due to rounding.*

(1) IFDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. Fund and class expense limitations and related waivers/reimbursements for the year ended March 31, 2016 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Asset Strategy Fund	Class E	Contractual	8-1-2008	7-31-2016	1.00%	$ 85	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ 81	12b-1 Fees and/or Shareholder Servicing
Ivy Balanced Fund	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Energy Fund	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Global Natural Resources Fund	Class E	Contractual	8-1-2008	7-31-2016	1.27%	$ 49	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy LaSalle Global Real Estate Fund	Class A	Contractual	4-1-2013	7-31-2016	1.51%	$176	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	4-1-2013	7-31-2016	Not to exceed Class A	$ 3	12b-1 Fees and/or Shareholder Servicing
Ivy LaSalle Global Risk-Managed Real Estate Fund	Class A	Contractual	4-1-2013	7-31-2016	1.51%	$117	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	4-1-2013	7-31-2016	Not to exceed Class A	$ 6	12b-1 Fees and/or Shareholder Servicing
Ivy Real Estate Securities Fund	All Classes	Contractual	12-3-2012	7-31-2016	N/A	$695[1]	Investment Management Fee
	Class E	Contractual	8-1-2008	7-31-2016	1.45%[2]	$ 8	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Science and Technology Fund	Class E	Contractual	8-1-2008	7-31-2016	1.40%[2]	$ 27	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A

(1) The Fund's investment management fee is being reduced by 0.10% of average daily net assets until July 31, 2016.

(2) Reflects the lower contractual expense limit which went into effect August 1, 2015.

Any amounts due to the Funds as a reimbursement but not paid as of March 31, 2016 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

8. RELATED PARTY TRANSACTIONS

Certain Funds are permitted to purchase or sell securities from or to certain affiliated funds under specified conditions outlined in procedures adopted by the Board. The procedures have been designed to ensure that any purchase or sale of securities by the Funds from or to another fund or portfolio that are, or could be, considered an affiliate by virtue of having a common investment adviser (or affiliated investment advisers), common Trustees and/or common officers complies with Rule 17a-7 of the Act. Further, as defined under the procedures, each transaction is effected at the current market price. During the year ended March 31, 2016, the Funds below engaged in purchases and sales of securities pursuant to Rule 17a-7 of the Act (amounts in thousands):

Fund	Purchases	Sales
Ivy Asset Strategy Fund	$ —	$19,271
Ivy Balanced Fund	50,562	1,609

9. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Waddell & Reed Advisors Funds, Ivy Funds Variable Insurance Portfolios and InvestEd Portfolios; referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended March 31, 2016.

10. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended March 31, 2016 follows:

	3-31-15 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	3-31-16 Share Balance	3-31-16 Value
Ivy Asset Strategy Fund							
Legend Pictures LLC[1][2]	190	$ —	$352,761	$ (25,440)	$ —	N/A	N/A
Media Group Holdings LLC, Series H[1]	640	—	—	—	—	640	$ 60,093
Media Group Holdings LLC, Series I[1]	381	—	—	—	—	381	151,166
Media Group Holdings LLC, Series T[1]	80	—	—	—	—	80	110,007
				$ (25,440)	$ —		$ 321,266
	3-31-15 Principal Balance				**Interest Received**	**3-31-16 Principal Balance**	
Legendary Pictures Funding LLC and Legendary Finance, Inc., 8.000%, 3-15-18[2]	$351,700	$ —	$351,700	$ (20,688)	$14,068	N/A	N/A
	3-31-15 Share Balance	**Purchases at cost**	**Sales at Cost**	**Realized Gain/(Loss)**	**Distributions Received**	**3-31-16 Share Balance**	**3-31-16 Value**
Ivy Science and Technology Fund							
ACI Worldwide, Inc[1]	8,022	$13,960	$ —	$ —*	$ —	8,611	$ 179,030
Acxiom Corp.[1]	6,256	—	—	—	—	6,256	134,136
Arcadia Biosciences, Inc[1]	N/A	25,097	—	—	—	3,161	8,788
Aspen Technology, Inc.[1]	5,185	235	—	—	—	5,192	187,569
Avinger, Inc.[1]	1,361	39	—	—	—	1,363	13,062
BioAmber, Inc.[1]	2,558	16,385	—	—	—	4,883	20,507
BioAmber, Inc, Warrants[1]	1,276	—	—	—	—	1,276	2,240
Euronet Worldwide Inc.[1]	3,845	2,883	30,730	15,139	—	3,271	242,396
Evogene Ltd.[1]	1,695	1,564	—	—	—	1,852	12,056
iGATE Corp.[1][2]	5,590	—	146,120	119,121	—	N/A	N/A
Marrone Bio Innovations, Inc.[1]	2,608	—	—	—	—	2,608	2,347
Marrone Bio Innovations, Inc., Warrants[1]	N/A	—	—	—	—	2,390	—*
Nanometrics, Inc.[1]	1,438	—	—	—	—	1,438	22,785
Photronics, Inc.[1]	3,717	7,145	—	—	—	4,528	47,141
Rambus, Inc.[1]	6,607	—	—	—	—	6,607	90,841
Semtech Corp.[1]	3,400	11,242	—	—	—	3,890	85,543
Silver Spring Networks, Inc.[1]	4,810	—	—	—	—	4,810	70,944
WNS (Holdings) Ltd. ADR[1]	5,981	9,656	—	—	—	6,346	194,456
				$134,260	$ —		$1,313,841

	3-31-15 Principal Balance				Interest Received	3-31-16 Principal Balance	
Marrone Bio Innovations, Inc., 8.000%, 8-20-20	N/A	$23,900	$—	$—	$697	$23,900	$23,876

** Not shown due to rounding.*

(1) No dividends were paid during the preceding 12 months.

(2) No longer affiliated as of March 31, 2016.

11. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended March 31, 2016, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Asset Strategy Fund	$1,689,464	$8,808,189	$216,557	$21,442,124
Ivy Balanced Fund	—	1,423,295	23,165	1,336,270
Ivy Energy Fund	—	240,576	—	125,032
Ivy Global Natural Resources Fund	—	149,636	—	341,050
Ivy LaSalle Global Real Estate Fund	—	21,993	—	19,899
Ivy LaSalle Global Risk-Managed Real Estate Fund	—	58,492	—	39,039
Ivy Real Estate Securities Fund	—	454,921	—	524,610
Ivy Science and Technology Fund	—	1,351,303	—	1,339,337

12. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Ivy Asset Strategy Fund				Ivy Balanced Fund			
	Year ended 3-31-16		Year ended 3-31-15		Year ended 3-31-16		Year ended 3-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	22,948	$ 551,405	47,606	$ 1,407,953	21,298	$ 513,404	19,638	$ 493,481
Class B	267	5,877	824	21,113	1,129	26,117	396	9,882
Class C	13,159	299,265	39,829	1,105,493	15,378	363,828	10,719	267,782
Class E	314	7,601	371	10,986	—	—	7	178
Class I	38,032	921,901	139,561	4,195,420	7,443	177,748	6,731	168,878
Class R	1,279	30,102	1,895	55,783	367	9,060	284	7,126
Class R6	3,915	101,824	459	14,156	162	3,872	172	4,378
Class Y	5,868	142,021	10,581	311,795	2,019	48,921	2,415	60,315
Shares issued in reinvestment of distributions to shareholders:								
Class A	10,548	235,013	40,400	1,039,911	2,921	69,248	1,423	35,153
Class B	968	20,489	3,440	84,800	130	3,055	67	1,632
Class C	12,107	257,989	43,546	1,079,941	1,444	34,019	607	14,917
Class E	162	3,631	457	11,791	—*	11	—*	7
Class I	10,105	227,453	47,260	1,228,281	663	15,716	363	8,965
Class R	283	6,259	887	22,679	26	611	10	244
Class R6	214	4,824	65	1,697	10	230	2	57
Class Y	1,687	37,676	6,795	175,308	286	6,787	189	4,676
Shares redeemed:								
Class A	(126,737)	(2,961,582)	(148,932)	(4,436,234)	(14,265)	(342,248)	(9,355)	(234,360)
Class B	(9,780)	(213,453)	(6,800)	(189,484)	(662)	(15,714)	(424)	(10,505)
Class C	(148,185)	(3,251,127)	(91,523)	(2,544,661)	(6,624)	(157,888)	(4,079)	(101,735)
Class E	(729)	(17,115)	(383)	(11,069)	—	—	(7)	(178)
Class I	(283,465)	(6,589,289)	(262,487)	(7,677,182)	(4,176)	(100,151)	(3,496)	(87,696)
Class R	(2,657)	(61,416)	(1,681)	(48,332)	(161)	(3,852)	(112)	(2,793)
Class R6	(4,032)	(88,444)	(57)	(1,529)	(96)	(2,431)	(24)	(601)
Class Y	(26,758)	(622,635)	(21,544)	(631,351)	(4,095)	(98,653)	(1,651)	(41,166)
Net increase (decrease)	**(480,487)**	**$(10,951,731)**	**(149,431)**	**$(4,772,735)**	**23,197**	**$ 551,690**	**23,875**	**$ 598,637**

** Not shown due to rounding.*

	Ivy Energy Fund				Ivy Global Natural Resources Fund			
	Year ended 3-31-16		Year ended 3-31-15		Year ended 3-31-16		Year ended 3-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	10,111	$120,043	12,934	$196,136	5,731	$ 76,137	6,383	$ 114,855
Class B	111	1,212	156	2,187	23	268	27	450
Class C	3,899	44,748	5,209	71,618	843	9,631	899	13,582
Class E	—	—	10	188	65	902	64	1,142
Class I	6,815	82,314	8,318	133,864	2,891	42,195	5,752	112,548
Class R	902	10,514	930	14,355	574	7,745	773	13,792
Class R6	359	4,569	151	2,215	727	9,654	342	6,865
Class Y	3,225	38,975	3,557	57,372	584	8,054	736	13,592
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	—	—	—	—	—	—
Class B	—	—	—	—	—	—	—	—
Class C	—	—	—	—	—	—	—	—
Class E	—	—	—	—	—	—	—	—
Class I	—	—	—	—	—	—	—	—
Class R	—	—	—	—	—	—	—	—
Class R6	—	—	—	—	—	—	—	—
Class Y	—	—	—	—	—	—	—	—
Shares redeemed:								
Class A	(7,435)	(86,675)	(5,341)	(81,867)	(12,644)	(175,626)	(19,225)	(356,829)
Class B	(139)	(1,500)	(107)	(1,578)	(634)	(7,813)	(939)	(14,884)
Class C	(2,226)	(23,954)	(953)	(13,396)	(4,062)	(47,940)	(5,115)	(77,767)
Class E	—	—	(10)	(188)	(83)	(1,162)	(57)	(1,042)
Class I	(4,821)	(57,789)	(3,438)	(52,179)	(5,427)	(76,283)	(6,752)	(121,488)
Class R	(219)	(2,586)	(149)	(2,355)	(679)	(9,485)	(980)	(17,086)
Class R6	(93)	(1,145)	(12)	(167)	(143)	(1,959)	(51)	(887)
Class Y	(2,019)	(23,172)	(2,042)	(32,645)	(1,641)	(23,133)	(1,630)	(29,676)
Net increase (decrease)	**8,470**	**$105,554**	**19,213**	**$293,560**	**(13,875)**	**$(188,815)**	**(19,773)**	**$(342,833)**

	Ivy LaSalle Global Real Estate Fund				Ivy LaSalle Global Risk-Managed Real Estate Fund			
	Year ended 3-31-16		Year ended 3-31-15		Year ended 3-31-16		Year ended 3-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,129	$ 11,908	1,603	$ 17,148	3,245	$ 34,844	4,038	$ 43,610
Class B	4	38	4	40	22	245	21	222
Class C	21	218	51	547	71	754	308	3,463
Class I	32	342	402	4,259	86	918	1,786	19,699
Class R	1	15	6	60	1	10	201	2,289
Class Y	29	304	88	992	79	866	544	6,167
Shares issued in reinvestment of distributions to shareholders:								
Class A	93	934	59	620	83	868	57	601
Class B	—*	1	—*	1	—*	1	—*	1
Class C	1	8	—*	4	1	16	1	7
Class I	2	21	2	18	2	21	1	10
Class R	—	—	—	—	—	—	—	—
Class Y	1	8	—*	3	2	17	—*	3
Shares redeemed:								
Class A	(1,059)	(10,931)	(1,312)	(14,034)	(1,412)	(14,960)	(2,376)	(26,058)
Class B	(2)	(18)	(2)	(20)	(71)	(738)	(2)	(16)
Class C	(20)	(204)	(17)	(175)	(25)	(268)	(213)	(2,425)
Class I	(25)	(262)	(377)	(4,004)	(86)	(892)	(1,731)	(19,107)
Class R	—*	(3)	(1)	(6)	(1)	(6)	(200)	(2,282)
Class Y	(40)	(424)	(60)	(686)	(132)	(1,445)	(409)	(4,625)
Net increase	**167**	**$ 1,955**	**446**	**$ 4,767**	**1,865**	**$ 20,251**	**2,026**	**$ 21,559**

** Not shown due to rounding.*

	Ivy Real Estate Securities Fund				Ivy Science and Technology Fund			
	Year ended 3-31-16		Year ended 3-31-15		Year ended 3-31-16		Year ended 3-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	3,890	$ 106,596	6,765	$ 185,538	11,585	$ 601,356	14,862	$ 790,241
Class B	7	189	41	1,087	183	7,964	166	7,634
Class C	132	3,567	343	9,334	4,753	221,674	6,311	299,679
Class E	21	561	37	1,031	105	5,343	92	4,879
Class I	328	9,121	292	8,171	11,473	652,285	17,842	1,030,856
Class R	40	1,080	47	1,265	1,017	51,832	816	43,023
Class R6	22	603	145	3,931	1,177	63,617	224	13,124
Class Y	532	14,790	1,169	31,677	4,242	230,423	5,695	318,164
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,064	28,062	628	17,374	939	47,673	755	39,993
Class B	9	220	6	171	35	1,501	32	1,479
Class C	32	839	18	501	486	21,684	368	17,353
Class E	7	187	4	96	11	548	8	409
Class I	26	678	14	380	599	33,085	481	27,588
Class R	3	82	2	55	55	2,728	40	2,109
Class R6	7	193	4	120	18	990	4	225
Class Y	333	8,788	241	6,651	358	19,079	340	18,883
Shares redeemed:								
Class A	(5,701)	(155,961)	(4,655)	(127,234)	(13,172)	(661,718)	(14,234)	(759,811)
Class B	(72)	(1,880)	(65)	(1,705)	(331)	(14,108)	(305)	(13,937)
Class C	(237)	(6,374)	(201)	(5,337)	(4,902)	(214,346)	(3,005)	(142,289)
Class E	(23)	(619)	(10)	(273)	(55)	(2,681)	(29)	(1,562)
Class I	(339)	(9,232)	(205)	(5,590)	(15,913)	(844,167)	(12,280)	(700,403)
Class R	(48)	(1,291)	(44)	(1,198)	(729)	(36,266)	(801)	(42,045)
Class R6	(43)	(1,190)	(28)	(808)	(120)	(6,317)	(23)	(1,359)
Class Y	(1,662)	(45,474)	(1,156)	(31,734)	(6,672)	(351,670)	(7,379)	(407,462)
Net increase (decrease)	**(1,672)**	**$ (46,465)**	**3,392**	**$ 93,503**	**(4,858)**	**$(169,491)**	**9,980**	**$ 546,771**

13. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at March 31, 2016 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Asset Strategy Fund	$10,596,857	$ 591,571	$861,294	$(269,723)
Ivy Balanced Fund	2,666,531	231,787	97,027	134,760
Ivy Energy Fund	469,793	18,746	63,830	(45,084)
Ivy Global Natural Resources Fund	775,149	97,544	162,743	(65,199)
Ivy LaSalle Global Real Estate Fund	32,326	2,870	1,214	1,656
Ivy LaSalle Global Risk-Managed Real Estate Fund	80,417	6,186	851	5,335
Ivy Real Estate Securities Fund	482,103	221,386	2,029	219,357
Ivy Science and Technology Fund	4,074,594	1,417,250	486,046	931,204

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended March 31, 2016 and the post-October and late-year ordinary activity were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Asset Strategy Fund	$37,222	$ —	$959,717	$ —	$—	$281,518	$12,091
Ivy Balanced Fund	48,087	—	100,678	372	—	33,162	696
Ivy Energy Fund	—	—	—	—	—	—	1,202
Ivy Global Natural Resources Fund	—	1,433	—	—	—	—	—
Ivy LaSalle Global Real Estate Fund	711	492	368	—	—	512	—
Ivy LaSalle Global Risk-Managed Real Estate Fund	912	2,328	528	284	—	—	—
Ivy Real Estate Securities Fund	10,986	2,633	28,841	12,141	—	—	—
Ivy Science and Technology Fund	—	—	144,996	—	—	128,973	8,511

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal year certain ordinary losses that generated between each January 1 and the end of its fiscal year.

Accumulated capital losses represent net capital loss carryovers as of March 31, 2016 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act was March 31, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a regulated investment company during the year ended March 31, 2016:

	Pre-Enactment		Post-Enactment	
	Year of Expiration			
Fund	2017	2018	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Ivy Asset Strategy Fund	$—	$ —	$ 4,076	$ —
Ivy Balanced Fund	—	—	—	—
Ivy Energy Fund	—	6,022	36,821	27,087
Ivy Global Natural Resources Fund	—	1,529,206	277,990	373,570
Ivy LaSalle Global Real Estate Fund	—	—	—	—
Ivy LaSalle Global Risk-Managed Real Estate Fund	—	—	—	—
Ivy Real Estate Securities Fund	—	—	—	—
Ivy Science and Technology Fund	—	—	—	—

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), investments held within the wholly-owned subsidiary and companies, partnership transactions, and expiring capital loss carryovers. At March 31, 2016, the following reclassifications were made:

Fund	Undistributed Net Investment Income	Accumulated Net Realized Gain (Loss)	Paid-In Capital
Ivy Asset Strategy Fund	$ (1,705)	$144,627	$(142,922)
Ivy Balanced Fund	(7,859)	7,866	(7)
Ivy Energy Fund	398	354	(752)
Ivy Global Natural Resources Fund	(221)	222	(1)
Ivy LaSalle Global Real Estate Fund	18	(18)	—
Ivy LaSalle Global Risk-Managed Real Estate Fund	92	(92)	—
Ivy Real Estate Securities Fund	—	—	—
Ivy Science and Technology Fund	45,697	(25,390)	(20,307)

To the Shareholders and Board of Trustees of Ivy Funds:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ivy Asset Strategy Fund, Ivy Balanced Fund, Ivy Energy Fund, Ivy Global Natural Resources Fund, Ivy LaSalle Global Real Estate Fund (formerly, Ivy Global Real Estate Fund), Ivy LaSalle Global Risk-Managed Real Estate Fund (formerly, Ivy Global Risk-Managed Real Estate Fund), Ivy Real Estate Securities Fund, and Ivy Science and Technology Fund, eight of the thirty-three funds constituting Ivy Funds (the "Funds"), as of March 31, 2016, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, the statement of cash flows for the Ivy Asset Strategy Fund for the year then ended, and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2016, by correspondence with the custodian, agent banks, and brokers; when replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds as of March 31, 2016, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, the cash flows for the Ivy Asset Strategy Fund for the year then ended, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Kansas City, Missouri
May 23, 2016

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended March 31, 2016:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Ivy Asset Strategy Fund	$37,221,546	$37,221,546
Ivy Balanced Fund	31,933,320	38,486,436
Ivy Energy Fund	—	—
Ivy Global Natural Resources Fund	—	—
Ivy LaSalle Global Real Estate Fund	—	—
Ivy LaSalle Global Risk-Managed Real Estate Fund	—	—
Ivy Real Estate Securities Fund	—	—
Ivy Science and Technology Fund	—	—

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Ivy Asset Strategy Fund	$959,717,406
Ivy Balanced Fund	100,678,549
Ivy Energy Fund	—
Ivy Global Natural Resources Fund	—
Ivy LaSalle Global Real Estate Fund	368,026(1)
Ivy LaSalle Global Risk-Managed Real Estate Fund	528,262
Ivy Real Estate Securities Fund	28,841,043(2)
Ivy Science and Technology Fund	144,996,081

(1) Of this amount $22,871 is Unrecaptured Section 1250 Gain.

(2) Of this amount $375,256 is Unrecaptured Section 1250 Gain.

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

The Trust is governed by the Board of Trustees (the "Board"). A majority of the Board members are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act and therefore qualify as Disinterested Trustees. The Board elects the officers who are responsible for administering the Funds' day-to-day operations. The Waddell & Reed Fund Complex ("Fund Complex") is comprised of the Ivy Family of Funds, the Ivy High Income Opportunities Fund (a closed-end fund) ("IVH") and the Advisors Fund Complex, which is comprised of each of the funds in the Waddell & Reed Advisors Funds (20 funds), Ivy Funds Variable Insurance Portfolios (29 funds) and InvestEd Portfolios (3 funds). Jarold W. Boettcher, Joseph Harroz, Jr., and Henry J. Herrmann also serve as trustees of each of the funds in the Advisors Fund Complex. Each member of the Board is also a member of the Board of Trustees of IVH.

Joseph Harroz, Jr. serves as Independent Chair of the Trust's Board and of the Board of Trustees of IVH.

A Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. The Board appoints officers and delegates to them the management of the day-to-day operations of each of the Funds, based on policies reviewed and approved by the Board, with general oversight by the Board.

The Statement of Additional Information ("SAI") for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.800.777.6472. It is also available on the Ivy Funds website, www.ivyfunds.com.

Disinterested Trustees

The following table provides information regarding each Disinterested Trustee.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Jarold W. Boettcher, CFA 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	2008	President of Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), Boettcher Aerial, Inc. (Aerial Ag Applicator) (1982 to present).	90	Director, Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director, Guaranty, Inc. (financial services) (1985 to present); Member, Kansas Board of Regents (2007 to 2011); Audit Committee Chairperson, Kansas Bioscience Authority (2009 to present); Member, Kansas Foundation for Medical Care (until 2011); Trustee, Advisors Fund Complex (52 portfolios overseen); Trustee, IVH.
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	2008	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (1999 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Premium Gold Foods (2006 to present).	38	Trustee, IVH.
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	2008 2008	Dean, College of Law, Vice President, University of Oklahoma (2010 to present); President of Graymark HealthCare (a NASDAQ listed company) (2008 to 2010); Adjunct Professor, University of Oklahoma Law School (1997 to 2010); Managing Member, Harroz Investments, LLC, (commercial enterprises) (1998 to present).	90	Director and Investor, Valliance Bank (2004 to present); Director, Foundation Healthcare, (formerly Graymark HealthCare) (2008 to present); Trustee, The Mewbourne Family Support Organization (2003 to present) (non-profit); Director/Trustee, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Trustee/Chairman, Advisors Fund Complex (52 portfolios overseen); Trustee, IVH.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	2008	Of Counsel, Lee & Smith, PC (law firm) (1996 to present); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (outdoor recreation) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm, emphasis on finance, securities, mergers and acquisitions law) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989).	38	Director, Thomas Foundation for Cancer Research (2005 to present); Trustee, IVH.
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	2008	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	38	Director, Executive Board, Cox Business School, Southern Methodist University (1998 to present); Director, Northwestern Mutual Funds (2003 to present); Chairman, CTMG, Inc. (clinical testing) (2008 to present); Trustee, IVH.
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	2008	Retired; formerly, CEO and Director of Asgard Holdings LLC (computer network and security services) (2002 to 2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992).	38	Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012 to 2015); Trustee, IVH.

Interested Trustees

Mr. Herrmann is "interested" by virtue of his current or former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including each Fund's investment manager, IICO, each Fund's principal underwriter, IFDI, and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), as well as by virtue of his personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held With the Trust	Trustee/Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	President Trustee	2008 2008	Chairman, WDR (January 2010 to present); CEO, WDR (2005 to present); President, CEO and Chairman, IICO (2002 to present); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993 to present); President and Trustee of each of the funds in the Fund Complex.	90	Director, WDR, IICO, WRIMCO, WISC, W&R Capital Management Group, Inc. and Waddell & Reed, Inc.; Director, Blue Cross Blue Shield of Kansas City (2007 to present); United Way of Greter Kansas City (2007 to 2012); Trustee, Advisors Fund Complex (52 portfolios overseen); Trustee, IVH.

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Trust's principal officers are:

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President	2008	2006	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006).
	Treasurer	2008	2006	
	Principal Accounting Officer	2008	2006	
	Principal Financial Officer	2008	2007	
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President	2008	2006	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex.
	Chief Compliance Officer	2008	2004	
Wendy J. Hills 6300 Lamar Avenue Overland Park, KS 66202 1970	Vice President	2014	2014	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2014 to present); Senior Vice President and General Counsel of IICO (2014 to present); Vice President, General Counsel and Assistant Secretary for each of the funds in the Fund Complex (2014 to present).
	General Counsel	2014	2014	
	Assistant Secretary	2014	2014	
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present).

* This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within Ivy Funds (each, a predecessor fund) (if applicable).

The following privacy notice is issued by Ivy Funds (the "Funds"), Ivy Investment Management Company ("IICO") and Ivy Funds Distributor, Inc. ("IFDI").

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IFDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IFDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

PROXY VOTING INFORMATION
Ivy Funds

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Ivy Funds

Portfolio holdings can be found on the Trust's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE
Ivy Funds

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Ivy Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

This page has been intentionally left blank

This page has been intentionally left blank

The Ivy Funds Family

Domestic Equity Funds

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

Global/International Funds

Ivy Cundill Global Value Fund

Ivy Emerging Markets Equity Fund

Ivy Emerging Markets Local Currency Debt Fund

Ivy European Opportunities Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy Global Income Allocation Fund

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

Speciality Funds

Ivy Apollo Multi-Asset Income Fund

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy LaSalle Global Real Estate Fund[1]

[1](formerly known as Ivy Global Real Estate Fund)

Ivy LaSalle Global Risk-Managed Real Estate Fund[2]

[2](formerly known as Ivy Global Risk-Managed Real Estate Fund)

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund

Fixed Income Funds

Ivy Apollo Strategic Income Fund

Ivy Bond Fund

Ivy Global Bond Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

Ivy Targeted Return Bond Fund

1.800.777.6472
Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus, or summary prospectus, carefully before investing.

ANN-IVYSPEC (3-16)

Annual Report

MARCH 31, 2016

	Ticker							
	Class A	Class B	Class C	Class E	Class I	Class R	Class R6	Class Y
IVY FUNDS								
Ivy Bond Fund	IBOAX	IBOBX	IBOCX	IVBEX	IVBIX	IYBDX	IBNDX	IBOYX
Ivy Core Equity Fund	WCEAX	WCEBX	WTRCX	ICFEX	ICIEX	IYCEX	ICEQX	WCEYX
Ivy Cundill Global Value Fund	ICDAX	ICDBX	ICDCX	ICVEX	ICVIX	IYCUX	ICNGX	ICDYX
Ivy Dividend Opportunities Fund	IVDAX	IVDBX	IVDCX	IDIEX	IVDIX	IYDVX	IDOTX	IVDYX
Ivy Emerging Markets Equity Fund	IPOAX	IPOBX	IPOCX	IPOEX	IPOIX	IYPCX	IMEGX	IPOYX
Ivy European Opportunities Fund	IEOAX	IEOBX	IEOCX	IVEOX	IEOIX	IYEUX	IEURX	IEOYX
Ivy Global Bond Fund	IVSAX	IVSBX	IVSCX		IVSIX	IYGOX	IVBDX	IVSYX
Ivy Global Equity Income Fund	IBIAX	IBIBX	IBICX		IBIIX	IYGEX	IICNX	IBIYX
Ivy Global Growth Fund	IVINX	IVIBX	IVNCX	IIGEX	IGIIX	IYIGX	ITGRX	IVIYX
Ivy Global Income Allocation Fund	IVBAX	IVBBX	IVBCX	IIBEX	IIBIX	IYGBX	ILIAX	IVBYX
Ivy High Income Fund	WHIAX	WHIBX	WRHIX	IVHEX	IVHIX	IYHIX	IHIFX	WHIYX
Ivy International Core Equity Fund	IVIAX	IIFBX	IVIFX	IICEX	ICEIX	IYITX	IINCX	IVVYX
Ivy Large Cap Growth Fund	WLGAX	WLGBX	WLGCX	ILCEX	IYGIX	WLGRX	ILGRX	WLGYX
Ivy Limited-Term Bond Fund	WLTAX	WLTBX	WLBCX	IVLEX	ILTIX	IYLTX	ILMDX	WLTYX
Ivy Managed International Opportunities Fund	IVTAX	IVTBX	IVTCX	IVTEX	IVTIX	IYMGX		IVTYX
Ivy Micro Cap Growth Fund	IGWAX	IGWBX	IGWCX		IGWIX	IYMRX	IMIGX	IGWYX
Ivy Mid Cap Growth Fund	WMGAX	WMGBX	WMGCX	IMCEX	IYMIX	WMGRX	IGRFX	WMGYX
Ivy Mid Cap Income Opportunities Fund	IVOAX		IVOCX	IVOEX	IVOIX	IVORX	IVOSX	IVOYX
Ivy Money Market Fund	WRAXX	WRBXX	WRCXX	IVEXX				
Ivy Municipal Bond Fund	WMBAX	WMBBX	WMBCX		IMBIX			WMBYX
Ivy Municipal High Income Fund	IYIAX	IYIBX	IYICX		WYMHX			IYIYX
Ivy Small Cap Growth Fund	WSGAX	WSGBX	WRGCX	ISGEX	IYSIX	WSGRX	IRGFX	WSCYX
Ivy Small Cap Value Fund	IYSAX	IYSBX	IYSCX	IYVIX	IVVIX	IYSMX	ISPVX	IYSYX
Ivy Tax-Managed Equity Fund	IYEAX	IYEBX	IYECX		WYTMX			IYEYX
Ivy Value Fund	IYVAX	IYVBX	IYVCX	IVVEX	IYAIX	IYVLX	IVALX	IYVYX


IVY FUNDS®
THE WORLD COVERED℠

CONTENTS
Ivy Funds

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder,

Despite moderate economic growth in the U.S., financial markets have been volatile, especially in the latter half of the fiscal year. What's causing the fluctuations?

The simple answer is financial markets dislike uncertainty. In recent months we've been faced with significant uncertainty around numerous issues, including:

- Central bank actions;
- politics in the U.S., specifically surrounding the presidential election;
- credit concerns in the energy sector;
- very slow growth in Europe and Japan;
- credit quality issues in important emerging economies, including China;
- the U.K.'s June vote on exiting the European Union;
- fluctuations in currencies.

Amid the uncertain backdrop, the U.S. economic expansion has remained relatively good. Our investment team believes the U.S. is the bright spot, supported primarily by the U.S. consumer, who is benefitting from lower energy prices and lower inflation in general. The improved labor market allows for better demand for cars, homes, furnishings and various consumer goods.

When interest rates in the U.S. will rise, and by how much, remains an area of focus for the financial markets. Markets reacted negatively when the Federal Reserve raised rates slightly in December and seemed to imply more increases were likely. Since then, the Fed seems to have moderated its tightening plans. It's clear the Fed has become attuned to very sluggish global growth. Future rate increases in the U.S. will be very slow to develop, with job growth and inflation being most important determinants of central bank policy.

Overseas, the European Central Bank and Bank of Japan are actively engaged in aggressive easing. As yet, these steps are not leading to strengthening economic activity.

China, in the face of economic softening, has turned toward more aggressive stimulus. We believe moderate economic acceleration is likely in China in 2016, which should be beneficial to broader global growth.

While challenges remain, we do see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	3/31/2016	3/31/2015
S&P 500 Index	2,059.74	2,067.89
MSCI EAFE Index	1,652.04	1,849.34
10-Year Treasury Yield	1.78%	1.94%
U.S. unemployment rate	5.0%	5.5%
30-year fixed mortgage rate	3.71%	3.69%
Oil price per barrel	$ 38.34	$ 47.60

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2016.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 7 to the Financial Statements for further information.

	Actual[1]			Hypothetical[2]			
Fund	Beginning Account Value 9-30-15	Ending Account Value 3-31-16	Expenses Paid During Period*	Beginning Account Value 9-30-15	Ending Account Value 3-31-16	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Bond Fund							
Class A	$1,000	$1,014.40	$5.14	$1,000	$1,019.88	$5.15	1.02%
Class B**	$1,000	$1,009.50	$9.95	$1,000	$1,015.07	$9.97	1.99%
Class C	$1,000	$1,010.60	$8.85	$1,000	$1,016.15	$8.87	1.77%
Class E	$1,000	$1,014.30	$5.24	$1,000	$1,019.75	$5.25	1.05%
Class I	$1,000	$1,015.80	$3.73	$1,000	$1,021.31	$3.74	0.74%
Class R	$1,000	$1,012.80	$6.74	$1,000	$1,018.26	$6.76	1.35%
Class R6	$1,000	$1,016.50	$2.92	$1,000	$1,022.06	$2.93	0.59%
Class Y	$1,000	$1,014.70	$4.94	$1,000	$1,020.07	$4.95	0.99%

Fund	Actual[1] Beginning Account Value 9-30-15	Actual[1] Ending Account Value 3-31-16	Actual[1] Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 9-30-15	Hypothetical[2] Ending Account Value 3-31-16	Hypothetical[2] Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Core Equity Fund							
Class A	$1,000	$1,048.80	$ 5.84	$1,000	$1,019.26	$ 5.75	1.15%
Class B**	$1,000	$1,042.70	$10.62	$1,000	$1,014.57	$10.48	2.09%
Class C	$1,000	$1,043.60	$ 9.81	$1,000	$1,015.41	$ 9.67	1.92%
Class E	$1,000	$1,047.30	$ 6.35	$1,000	$1,018.76	$ 6.26	1.25%
Class I	$1,000	$1,049.80	$ 4.30	$1,000	$1,020.81	$ 4.24	0.84%
Class R	$1,000	$1,046.70	$ 7.68	$1,000	$1,017.50	$ 7.57	1.50%
Class R6	$1,000	$1,050.00	$ 3.90	$1,000	$1,021.23	$ 3.84	0.75%
Class Y	$1,000	$1,050.20	$ 4.31	$1,000	$1,020.81	$ 4.24	0.84%
Ivy Cundill Global Value Fund							
Class A	$1,000	$ 990.60	$ 8.06	$1,000	$1,016.85	$ 8.17	1.63%
Class B**	$1,000	$ 985.80	$13.90	$1,000	$1,010.95	$14.08	2.81%
Class C	$1,000	$ 988.30	$11.04	$1,000	$1,013.93	$11.18	2.21%
Class E	$1,000	$ 992.10	$ 7.17	$1,000	$1,017.82	$ 7.26	1.44%
Class I	$1,000	$ 993.20	$ 5.68	$1,000	$1,019.31	$ 5.76	1.14%
Class R	$1,000	$ 990.80	$ 8.66	$1,000	$1,016.33	$ 8.77	1.73%
Class R6	$1,000	$ 994.60	$ 4.89	$1,000	$1,020.08	$ 4.95	0.98%
Class Y	$1,000	$ 992.20	$ 6.97	$1,000	$1,017.98	$ 7.06	1.40%
Ivy Dividend Opportunities Fund							
Class A	$1,000	$1,053.30	$ 6.47	$1,000	$1,018.70	$ 6.36	1.26%
Class B**	$1,000	$1,050.00	$10.46	$1,000	$1,014.84	$10.28	2.03%
Class C	$1,000	$1,050.10	$ 9.94	$1,000	$1,015.32	$ 9.77	1.94%
Class E	$1,000	$1,054.40	$ 6.27	$1,000	$1,018.85	$ 6.16	1.23%
Class I	$1,000	$1,056.10	$ 4.83	$1,000	$1,020.31	$ 4.75	0.94%
Class R	$1,000	$1,052.80	$ 7.90	$1,000	$1,017.33	$ 7.77	1.53%
Class R6	$1,000	$1,056.40	$ 4.11	$1,000	$1,021.03	$ 4.04	0.79%
Class Y	$1,000	$1,054.30	$ 6.06	$1,000	$1,019.10	$ 5.96	1.18%
Ivy Emerging Markets Equity Fund							
Class A	$1,000	$1,028.20	$ 7.61	$1,000	$1,017.51	$ 7.57	1.50%
Class B**	$1,000	$1,023.00	$12.64	$1,000	$1,012.47	$12.58	2.51%
Class C	$1,000	$1,023.60	$12.04	$1,000	$1,013.09	$11.98	2.38%
Class E***	$1,000	$1,029.10	$ 6.90	$1,000	$1,018.21	$ 6.86	1.36%
Class I	$1,000	$1,029.80	$ 6.29	$1,000	$1,018.77	$ 6.26	1.25%
Class R	$1,000	$1,026.20	$ 9.32	$1,000	$1,015.75	$ 9.27	1.85%
Class R6	$1,000	$1,030.30	$ 5.58	$1,000	$1,019.51	$ 5.55	1.10%
Class Y	$1,000	$1,028.40	$ 7.61	$1,000	$1,017.47	$ 7.57	1.50%

See footnotes on page 10.

Fund	Actual[1] Beginning Account Value 9-30-15	Actual[1] Ending Account Value 3-31-16	Actual[1] Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 9-30-15	Hypothetical[2] Ending Account Value 3-31-16	Hypothetical[2] Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy European Opportunities Fund							
Class A	$1,000	$ 958.60	$ 8.03	$1,000	$1,016.84	$ 8.27	1.63%
Class B**	$1,000	$ 953.30	$13.09	$1,000	$1,011.57	$13.48	2.69%
Class C	$1,000	$ 955.10	$11.14	$1,000	$1,013.59	$11.48	2.28%
Class E***	$1,000	$ 960.00	$ 6.37	$1,000	$1,018.53	$ 6.56	1.30%
Class I	$1,000	$ 960.50	$ 5.78	$1,000	$1,019.11	$ 5.96	1.18%
Class R	$1,000	$ 957.80	$ 8.71	$1,000	$1,016.11	$ 8.97	1.78%
Class R6	$1,000	$ 961.40	$ 5.10	$1,000	$1,019.83	$ 5.25	1.03%
Class Y	$1,000	$ 959.00	$ 7.35	$1,000	$1,017.55	$ 7.57	1.49%
Ivy Global Bond Fund							
Class A	$1,000	$1,025.80	$ 5.06	$1,000	$1,020.05	$ 5.05	0.99%
Class B**	$1,000	$1,021.90	$ 8.80	$1,000	$1,016.29	$ 8.77	1.74%
Class C	$1,000	$1,020.80	$ 8.79	$1,000	$1,016.29	$ 8.77	1.74%
Class I	$1,000	$1,026.10	$ 3.75	$1,000	$1,021.30	$ 3.74	0.74%
Class R	$1,000	$1,023.40	$ 7.59	$1,000	$1,017.55	$ 7.57	1.49%
Class R6	$1,000	$1,027.10	$ 3.85	$1,000	$1,021.23	$ 3.84	0.75%
Class Y	$1,000	$1,025.80	$ 5.06	$1,000	$1,020.05	$ 5.05	0.99%
Ivy Global Equity Income Fund							
Class A	$1,000	$1,024.30	$ 6.58	$1,000	$1,018.49	$ 6.56	1.30%
Class B**	$1,000	$1,021.10	$ 9.80	$1,000	$1,015.26	$ 9.77	1.95%
Class C	$1,000	$1,020.10	$ 9.80	$1,000	$1,015.29	$ 9.77	1.94%
Class I	$1,000	$1,025.20	$ 4.86	$1,000	$1,020.21	$ 4.85	0.96%
Class R	$1,000	$1,022.20	$ 7.89	$1,000	$1,017.21	$ 7.87	1.56%
Class R6	$1,000	$1,026.10	$ 4.15	$1,000	$1,020.92	$ 4.14	0.82%
Class Y	$1,000	$1,024.00	$ 6.07	$1,000	$1,019.04	$ 6.06	1.19%
Ivy Global Growth Fund							
Class A	$1,000	$1,030.70	$ 7.51	$1,000	$1,017.64	$ 7.47	1.47%
Class B**	$1,000	$1,024.70	$13.26	$1,000	$1,011.93	$13.18	2.61%
Class C	$1,000	$1,027.00	$11.15	$1,000	$1,013.96	$11.08	2.21%
Class E	$1,000	$1,031.90	$ 6.10	$1,000	$1,019.03	$ 6.06	1.19%
Class I	$1,000	$1,032.70	$ 5.49	$1,000	$1,019.61	$ 5.45	1.08%
Class R	$1,000	$1,029.50	$ 8.52	$1,000	$1,016.61	$ 8.47	1.68%
Class R6	$1,000	$1,033.60	$ 4.78	$1,000	$1,020.33	$ 4.75	0.93%
Class Y	$1,000	$1,031.50	$ 6.81	$1,000	$1,018.28	$ 6.76	1.34%
Ivy Global Income Allocation Fund							
Class A	$1,000	$1,034.80	$ 6.51	$1,000	$1,018.57	$ 6.46	1.29%
Class B**	$1,000	$1,030.60	$10.86	$1,000	$1,014.27	$10.78	2.15%
Class C	$1,000	$1,032.00	$ 9.55	$1,000	$1,015.55	$ 9.47	1.89%
Class E	$1,000	$1,034.50	$ 6.82	$1,000	$1,018.35	$ 6.76	1.33%
Class I	$1,000	$1,037.20	$ 4.69	$1,000	$1,020.41	$ 4.65	0.92%
Class R	$1,000	$1,033.60	$ 7.73	$1,000	$1,017.42	$ 7.67	1.52%
Class R6	$1,000	$1,038.00	$ 3.97	$1,000	$1,021.13	$ 3.94	0.77%
Class Y	$1,000	$1,035.30	$ 6.00	$1,000	$1,019.15	$ 5.96	1.17%

See footnotes on page 10.

	Actual(1)			Hypothetical(2)			
Fund	Beginning Account Value 9-30-15	Ending Account Value 3-31-16	Expenses Paid During Period*	Beginning Account Value 9-30-15	Ending Account Value 3-31-16	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy High Income Fund							
Class A	$1,000	$ 964.30	$ 4.81	$1,000	$1,020.09	$ 4.95	0.98%
Class B**	$1,000	$ 960.70	$ 8.43	$1,000	$1,016.44	$ 8.67	1.71%
Class C	$1,000	$ 960.90	$ 8.24	$1,000	$1,016.65	$ 8.47	1.67%
Class E	$1,000	$ 963.10	$ 5.89	$1,000	$1,018.99	$ 6.06	1.20%
Class I	$1,000	$ 965.50	$ 3.44	$1,000	$1,021.48	$ 3.54	0.70%
Class R	$1,000	$ 962.60	$ 6.38	$1,000	$1,018.48	$ 6.56	1.30%
Class R6	$1,000	$ 966.50	$ 2.75	$1,000	$1,022.22	$ 2.83	0.56%
Class Y	$1,000	$ 964.20	$ 4.71	$1,000	$1,020.23	$ 4.85	0.95%
Ivy International Core Equity Fund							
Class A	$1,000	$1,005.70	$ 6.62	$1,000	$1,018.44	$ 6.66	1.31%
Class B**	$1,000	$1,001.50	$11.11	$1,000	$1,013.94	$11.18	2.21%
Class C	$1,000	$1,002.30	$10.01	$1,000	$1,015.04	$10.08	1.99%
Class E	$1,000	$1,005.70	$ 7.02	$1,000	$1,017.99	$ 7.06	1.40%
Class I	$1,000	$1,007.90	$ 4.92	$1,000	$1,020.11	$ 4.95	0.98%
Class R	$1,000	$1,004.10	$ 7.92	$1,000	$1,017.11	$ 7.97	1.58%
Class R6	$1,000	$1,008.20	$ 4.22	$1,000	$1,020.84	$ 4.24	0.83%
Class Y	$1,000	$1,006.30	$ 6.32	$1,000	$1,018.72	$ 6.36	1.26%
Ivy Large Cap Growth Fund							
Class A	$1,000	$1,034.20	$ 5.80	$1,000	$1,019.25	$ 5.75	1.15%
Class B**	$1,000	$1,030.10	$10.46	$1,000	$1,014.69	$10.38	2.06%
Class C	$1,000	$1,030.90	$ 9.44	$1,000	$1,015.69	$ 9.37	1.86%
Class E	$1,000	$1,034.30	$ 5.80	$1,000	$1,019.26	$ 5.75	1.15%
Class I	$1,000	$1,035.70	$ 4.48	$1,000	$1,020.62	$ 4.45	0.88%
Class R	$1,000	$1,032.80	$ 7.42	$1,000	$1,017.66	$ 7.36	1.47%
Class R6	$1,000	$1,036.70	$ 3.67	$1,000	$1,021.38	$ 3.64	0.72%
Class Y	$1,000	$1,034.70	$ 5.39	$1,000	$1,019.70	$ 5.35	1.06%
Ivy Limited-Term Bond Fund							
Class A	$1,000	$1,012.00	$ 4.43	$1,000	$1,020.60	$ 4.45	0.88%
Class B**	$1,000	$1,007.80	$ 8.53	$1,000	$1,016.51	$ 8.57	1.70%
Class C	$1,000	$1,008.30	$ 8.03	$1,000	$1,016.96	$ 8.07	1.61%
Class E	$1,000	$1,011.30	$ 5.03	$1,000	$1,020.00	$ 5.05	1.00%
Class I	$1,000	$1,013.20	$ 3.22	$1,000	$1,021.85	$ 3.23	0.63%
Class R	$1,000	$1,010.10	$ 6.23	$1,000	$1,018.79	$ 6.26	1.24%
Class R6	$1,000	$1,013.90	$ 2.42	$1,000	$1,022.58	$ 2.43	0.48%
Class Y	$1,000	$1,012.00	$ 4.43	$1,000	$1,020.59	$ 4.45	0.88%

See footnotes on page 10.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-15	Ending Account Value 3-31-16	Expenses Paid During Period*	Beginning Account Value 9-30-15	Ending Account Value 3-31-16	Expenses Paid During Period*	
Ivy Managed International Opportunities Fund[3]							
Class A	$1,000	$1,008.40	$ 2.31	$1,000	$1,022.67	$ 2.33	0.47%
Class B**	$1,000	$1,003.70	$ 7.01	$1,000	$1,017.99	$ 7.06	1.40%
Class C	$1,000	$1,004.60	$ 6.41	$1,000	$1,018.64	$ 6.46	1.27%
Class E***	$1,000	$1,008.90	$ 1.91	$1,000	$1,023.06	$ 1.92	0.39%
Class I	$1,000	$1,010.70	$ 0.80	$1,000	$1,024.21	$ 0.81	0.16%
Class R	$1,000	$1,008.20	$ 3.21	$1,000	$1,021.85	$ 3.23	0.63%
Class Y	$1,000	$1,010.00	$ 1.91	$1,000	$1,023.10	$ 1.92	0.38%
Ivy Micro Cap Growth Fund							
Class A	$1,000	$ 865.00	$ 8.11	$1,000	$1,016.32	$ 8.77	1.74%
Class B**	$1,000	$ 861.30	$12.10	$1,000	$1,011.95	$13.08	2.61%
Class C	$1,000	$ 862.10	$11.45	$1,000	$1,012.71	$12.38	2.46%
Class I	$1,000	$ 867.00	$ 5.88	$1,000	$1,018.72	$ 6.36	1.26%
Class R	$1,000	$ 864.60	$ 8.58	$1,000	$1,015.81	$ 9.27	1.84%
Class R6	$1,000	$ 867.90	$ 5.04	$1,000	$1,019.57	$ 5.45	1.09%
Class Y	$1,000	$ 866.20	$ 6.90	$1,000	$1,017.56	$ 7.46	1.49%
Ivy Mid Cap Growth Fund							
Class A	$1,000	$1,022.10	$ 6.57	$1,000	$1,018.47	$ 6.56	1.31%
Class B**	$1,000	$1,018.30	$10.50	$1,000	$1,014.64	$10.48	2.07%
Class C	$1,000	$1,018.60	$10.29	$1,000	$1,014.82	$10.28	2.04%
Class E	$1,000	$1,022.10	$ 6.57	$1,000	$1,018.51	$ 6.56	1.30%
Class I	$1,000	$1,023.60	$ 5.16	$1,000	$1,019.94	$ 5.15	1.01%
Class R	$1,000	$1,020.50	$ 8.08	$1,000	$1,016.99	$ 8.07	1.60%
Class R6	$1,000	$1,024.60	$ 4.35	$1,000	$1,020.75	$ 4.34	0.85%
Class Y	$1,000	$1,022.10	$ 6.27	$1,000	$1,018.77	$ 6.26	1.25%
Ivy Mid Cap Income Opportunities Fund							
Class A	$1,000	$1,103.40	$ 7.15	$1,000	$1,018.25	$ 6.86	1.35%[4]
Class C	$1,000	$1,099.30	$10.92	$1,000	$1,014.65	$10.48	2.07%[5]
Class E	$1,000	$1,102.50	$ 6.83	$1,000	$1,018.50	$ 6.56	1.30%[6]
Class I	$1,000	$1,104.10	$ 5.58	$1,000	$1,019.75	$ 5.35	1.05%[7]
Class R	$1,000	$1,101.10	$ 9.45	$1,000	$1,016.00	$ 9.07	1.80%[8]
Class R6	$1,000	$1,104.10	$ 5.58	$1,000	$1,019.75	$ 5.35	1.05%[9]
Class Y	$1,000	$1,103.40	$ 7.15	$1,000	$1,018.25	$ 6.86	1.35%[10]
Ivy Money Market Fund							
Class A	$1,000	$1,000.10	$ 1.80	$1,000	$1,023.18	$ 1.82	0.36%
Class B**	$1,000	$1,000.10	$ 1.80	$1,000	$1,023.16	$ 1.82	0.37%
Class C**	$1,000	$1,000.00	$ 1.80	$1,000	$1,023.16	$ 1.82	0.37%
Class E	$1,000	$1,000.10	$ 1.80	$1,000	$1,023.20	$ 1.82	0.36%

See footnotes on page 10.

Fund	Actual(1)			Hypothetical(2)			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-15	Ending Account Value 3-31-16	Expenses Paid During Period*	Beginning Account Value 9-30-15	Ending Account Value 3-31-16	Expenses Paid During Period*	
Ivy Municipal Bond Fund							
Class A	$1,000	$1,026.60	$ 4.97	$1,000	$1,020.12	$ 4.95	0.98%
Class B**	$1,000	$1,022.80	$ 8.70	$1,000	$1,016.40	$ 8.67	1.72%
Class C	$1,000	$1,022.80	$ 8.70	$1,000	$1,016.43	$ 8.67	1.71%
Class I	$1,000	$1,027.70	$ 3.95	$1,000	$1,021.14	$ 3.94	0.77%
Class Y	$1,000	$1,026.60	$ 4.97	$1,000	$1,020.12	$ 4.95	0.98%
Ivy Municipal High Income Fund							
Class A	$1,000	$1,028.80	$ 4.36	$1,000	$1,020.73	$ 4.34	0.85%
Class B**	$1,000	$1,025.00	$ 8.20	$1,000	$1,016.92	$ 8.17	1.62%
Class C	$1,000	$1,025.10	$ 8.00	$1,000	$1,017.12	$ 7.97	1.58%
Class I	$1,000	$1,029.80	$ 3.35	$1,000	$1,021.66	$ 3.34	0.67%
Class Y	$1,000	$1,028.70	$ 4.36	$1,000	$1,020.73	$ 4.34	0.85%
Ivy Small Cap Growth Fund							
Class A	$1,000	$1,013.30	$ 7.35	$1,000	$1,017.72	$ 7.36	1.46%
Class B**	$1,000	$1,008.50	$11.75	$1,000	$1,013.33	$11.78	2.33%
Class C	$1,000	$1,010.20	$10.45	$1,000	$1,014.60	$10.48	2.08%
Class E	$1,000	$1,013.40	$ 7.25	$1,000	$1,017.77	$ 7.26	1.45%
Class I	$1,000	$1,015.30	$ 5.34	$1,000	$1,019.71	$ 5.35	1.06%
Class R	$1,000	$1,012.10	$ 8.35	$1,000	$1,016.71	$ 8.37	1.66%
Class R6	$1,000	$1,015.70	$ 4.64	$1,000	$1,020.45	$ 4.65	0.91%
Class Y	$1,000	$1,013.90	$ 6.55	$1,000	$1,018.49	$ 6.56	1.30%
Ivy Small Cap Value Fund							
Class A	$1,000	$1,055.20	$ 8.12	$1,000	$1,017.13	$ 7.97	1.57%
Class B**	$1,000	$1,049.90	$12.91	$1,000	$1,012.40	$12.68	2.52%
Class C	$1,000	$1,051.20	$11.49	$1,000	$1,013.84	$11.28	2.23%
Class E***	$1,000	$1,057.00	$ 6.27	$1,000	$1,018.88	$ 6.16	1.22%
Class I	$1,000	$1,057.60	$ 5.76	$1,000	$1,019.42	$ 5.65	1.12%
Class R	$1,000	$1,054.70	$ 8.84	$1,000	$1,016.43	$ 8.67	1.71%
Class R6	$1,000	$1,058.60	$ 4.94	$1,000	$1,020.17	$ 4.85	0.97%
Class Y	$1,000	$1,056.30	$ 7.09	$1,000	$1,018.13	$ 6.96	1.37%
Ivy Tax-Managed Equity Fund							
Class A	$1,000	$1,024.70	$ 6.07	$1,000	$1,018.97	$ 6.06	1.21%
Class B**	$1,000	$1,021.20	$ 9.70	$1,000	$1,015.40	$ 9.67	1.92%
Class C	$1,000	$1,020.70	$10.20	$1,000	$1,014.94	$10.18	2.01%
Class I	$1,000	$1,025.80	$ 4.96	$1,000	$1,020.11	$ 4.95	0.98%
Class Y	$1,000	$1,025.30	$ 6.18	$1,000	$1,018.93	$ 6.16	1.21%

See footnotes on page 10.

Fund	Actual(1)			Hypothetical(2)			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-15	Ending Account Value 3-31-16	Expenses Paid During Period*	Beginning Account Value 9-30-15	Ending Account Value 3-31-16	Expenses Paid During Period*	
Ivy Value Fund							
Class A	$1,000	$1,016.20	$ 6.55	$1,000	$1,018.46	$ 6.56	1.31%
Class B**	$1,000	$1,011.10	$11.46	$1,000	$1,013.64	$11.48	2.27%
Class C	$1,000	$1,013.00	$ 9.66	$1,000	$1,015.39	$ 9.67	1.92%
Class E***	$1,000	$1,017.70	$ 5.35	$1,000	$1,019.68	$ 5.35	1.06%
Class I	$1,000	$1,017.80	$ 4.84	$1,000	$1,020.18	$ 4.85	0.96%
Class R	$1,000	$1,014.70	$ 7.86	$1,000	$1,017.22	$ 7.87	1.56%
Class R6	$1,000	$1,018.90	$ 4.04	$1,000	$1,020.97	$ 4.04	0.81%
Class Y	$1,000	$1,016.50	$ 6.15	$1,000	$1,018.90	$ 6.16	1.22%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended March 31, 2016, and divided by 366.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

***Class share is closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Annualized Expense Ratio Based on the Six-Month Period does not include expenses of Underlying Ivy Funds in which Ivy Managed International Opportunities Fund invests.

(4)Annualized expense ratio based on the period excluding offering costs was 1.31%.

(5)Annualized expense ratio based on the period excluding offering costs was 2.03%.

(6)Annualized expense ratio based on the period excluding offering costs was 1.26%.

(7)Annualized expense ratio based on the period excluding offering costs was 1.01%.

(8)Annualized expense ratio based on the period excluding offering costs was 1.76%.

(9)Annualized expense ratio based on the period excluding offering costs was 1.01%.

(10)Annualized expense ratio based on the period excluding offering costs was 1.31%.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.



Thomas B. Houghton





David W. Land



Christopher R. Sebald

Ivy Bond Fund is subadvised by Advantus Capital Management, Inc.

Below, Thomas B. Houghton, CFA; David W. Land, CFA and Christopher R. Sebald, CFA; portfolio managers of the Ivy Bond Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2016. Mr. Houghton has managed the Fund since April 2005 and has 23 years of industry experience. Mr. Land has managed the Fund since April 2005 and has 26 years of industry experience. Mr. Sebald has managed the Fund since August 2003 and has 28 years of industry experience.

Fiscal Year Performance

For the 12 months ended March 31, 2016	
Ivy Bond (Class A shares at net asset value)	0.21%
Ivy Bond (Class A shares with sales charge)	–5.57%
Benchmark(s) and/or Lipper Category	
Barclays U.S. Aggregate Bond Index (generally reflects the performance of securities representing the world's bond markets)	1.96%
Lipper Corporate Debt A Rated Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	0.36%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

The Fund underperformed its index and the average performance of its peer group for the 12 months ended March 31, 2016. The underperformance was due mainly to relatively poor performance of the Fund's positions in the energy sector, as falling energy prices put pressure on the Fund's holdings, particularly in the pipeline sector.

The Fund benefited from positive security selection results in the asset-backed and commercial mortgage-backed sectors.

Market

The Federal Reserve (Fed) raised interest rates for the first time in 9 years by 25 basis points (0.25 percent) in December 2015. Concerns about a global growth slowdown that gripped the markets in the third quarter of 2015 subsided rather quickly, despite further declines in commodity markets. As we began 2016, oil prices fell to mid-$20 a barrel and stock, commodity and credit markets all tumbled early in the quarter, bottoming out in mid-February. It wasn't until the Fed lowered its expectation to two rate increases this year instead of four, along with improving economic data in the U.S. and globally, that markets picked up again. Oil prices returned to near $40 a barrel by the end of the first quarter, helping to boost energy stocks and bonds, and fueling the bounce back in stocks and credit spreads to where they started the year.

Interest rates initially rose at the beginning of the Fund's fiscal year, causing bond returns to be negative for the first time since 2013. The 10-year Treasury yield rose 43 basis points (0.43 percent) during the second quarter of 2015, averaging 2.20% for the remainder of the year. However, interest rates fell in the first quarter of 2016, credit spreads were very volatile and weak fixed income liquidity accentuated the market's wild moves. Treasury yields fell across the curve with the 2-year falling about 30 basis points (0.30 percent), and the 10-year ending the quarter at 1.77%, near the lows in early 2015.

The U.S. economy continued to chug along in 2015 with decent employment growth, supportive housing growth and strong auto sales when compared to the performance of the past couple years. However, global growth continues to be a concern. The slump in China spread to other emerging markets and weighed on both U.S. and European equity markets in 2015. We saw volatility rise significantly in most markets, due also in part to divergent monetary policy between the U.S., Japan and Europe.

Positioning

Issuance was very strong at the beginning of the fiscal year and we participated in several attractively priced new issues, particularly in the banking, pipeline, utility and health care sectors. We also added exposure in the communications sector in order to take advantage of merger and acquisition relative spread widening. We sold positions in real estate investment trust (REIT) bonds as we were concerned about liquidity in this sector. We also reduced exposure to high-yield corporate bonds over several months during the second quarter of 2015.

In the third and fourth quarters of 2015, we reduced risk exposure to energy in particular. The energy sector and Master Limited Partnership (MLP) bond prices were driven by the falling price of oil, despite actions to improve balance sheets and financials. We expect this sector to track oil prices leading to more downside. Within the financial sector, we first increased position in banks during 2015 and then shifted to insurance companies in 2016. The European Central Bank's negative interest rate policy and the slow normalization of rates by the Fed in the U.S. are likely to keep the pressure on banks and limit their credit improvement. We also added to agency mortgage-backed securities (MBS) as they appear to be an undervalued segment that isn't correlated with oil prices in the current environment.

We made no substantial changes to the interest rate positioning of the Fund over the course of the year. We maintained our view that interest rates would remain low and fairly range-bound.

Treasury futures are the only form of derivative the Fund has utilized. The Fund has historically used Treasury futures strictly to hedge interest rate positions and to help manage the duration of the Fund.

We have positioned the Fund for a continued slow-growth economy and a narrowing of non-government bond spreads.

Outlook

We expect the U.S. economy to continue its weak but steady growth trend. It improved 0.5% in the first quarter of 2016 from 1.4% in fourth quarter 2015. Longer term, slowing growth in China and other emerging markets may dampen the U.S. trend, but we don't think it will send the U.S. economy into recession anytime soon. Long-term interest rates in the U.S. are likely to remain low as a result. The pace of credit expansion and re-leveraging has been significant in the corporate sector, but it's been weak across the household sector and the combined corporate and household credit growth hasn't been enough in this expansion to be a catalyst for a deep downturn.

Despite the recent rebound in credit spreads, bond market liquidity remains weak. New issue and benchmark bonds trade sometimes points above the same credit issued just last year. Dodd-Frank's limits on market making and trading for banks continue to be a headwind against investors' liquidity needs.

Overall, the list of risks seems to be lengthening. Protectionist policies have become popular with U.S presidential candidates and heightened rhetoric against trade would certainly be a negative for the U.S. global growth and credit. Beyond protectionism, the threat of terrorism in Europe is now expected. In addition, market uncertainty will likely rise as the United Kingdom entertains exiting the European Union in the second quarter of 2016. Stocks and credit haven't responded well to the prospect of faster rate hikes. Should the Fed become more hawkish again and the dollar rise, the negative feedback loop may kick in again from emerging markets. While the U.S. remains the bright spot in the world economy and investment markets, the constant economic and political pressures from both inside and outside the U.S. borders make investing analysis more than just a domestic exercise.

The Fund's performance noted above is at net asset value (NAV) and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On Sept. 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Bond Fund.

Ivy Bond Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	**1.2%**
Financials	1.2%
Bonds	**98.8%**
United States Government and Government Agency Obligations	42.9%
Corporate Debt Securities	38.6%
Asset-Backed Securities	10.8%
Mortgage-Backed Securities	5.3%
Municipal Bonds — Taxable	1.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**0.0%**

Lipper Rankings

Category: Lipper Corporate Debt Funds A Rated	Rank	Percentile
1 Year	31/47	65
3 Year	24/42	56
5 Year	18/38	47
10 Year	25/31	79

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**87.7%**
AAA	3.6%
AA	45.2%
A	9.7%
BBB	29.2%
Non-Investment Grade	**11.1%**
BB	9.3%
B	0.1%
CCC	0.2%
Below CCC	0.1%
Non-rated	1.4%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	**1.2%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Bond Fund

(UNAUDITED)


Ivy Bond Fund, Class A Shares(1) $13,770
Barclays U.S. Aggregate Bond Index $16,128
$20,000
$15,000
$10,000
$5,000
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class E	Class I	Class R	Class R6	Class Y
1-year period ended 3-31-16	-5.57%	-4.64%	-0.55%	-5.62%	0.49%	-0.11%	0.64%	0.26%
5-year period ended 3-31-16	2.61%	2.65%	3.06%	2.53%	4.16%	—	—	3.89%
10-year period ended 3-31-16	3.25%	2.95%	3.06%	—	—	—	—	3.90%
Since Inception of Class through 3-31-16(5)	—	—	—	2.81%	3.94%	1.90%	2.66%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Bond Fund (in thousands) MARCH 31, 2016

PREFERRED STOCKS	Shares	Value
Financials		
Diversified Banks – 0.6%		
Wells Fargo & Co., 5.850%	173	$ 4,566
Reinsurance – 0.2%		
Pitney Bowes International Holdings, Inc., Series F, 6.125% (A)	2	1,564
Specialized REITs – 0.4%		
Ventas, Inc., 5.450%	100	2,627
Total Financials – 1.2%		8,757
TOTAL PREFERRED STOCKS – 1.2%		$ 8,757
(Cost: $8,424)		

ASSET-BACKED SECURITIES	Principal	Value
Air Canada Enhanced Equipment Trust Series 2015-2, Class AA, 6.625%, 5-15-18 (A)	$ 460	456
Air Canada Pass Through Certificates, Series 2015-1, Class C, 5.000%, 3-15-20 (A)	5,030	4,716
America West Airlines, Inc., Pass Through Certificates, Series 1999-1, 7.930%, 1-2-19	565	601
America West Airlines, Inc., Pass Through Certificates, Series 2000-1, 8.057%, 7-2-20	874	961
American Airlines Class B Pass Through Certificates, Series 2013-2, 5.600%, 7-15-20 (A)	3,089	3,120
American Airlines Pass-Through Trusts, Pass-Through Certificates, Series 2013-1, 3.700%, 5-1-23	959	914
American Airlines, Inc., Class A Pass Through Certificates, Series 2013-2, 5.625%, 1-15-21 (A)	4,280	4,334
Aventura Mall Trust, Series 2013-AVM, Class B, 3.743%, 12-5-32 (A)(B)	3,600	3,781
Cabela's Master Credit Card Trust 2015-2, Class A1, 2.250%, 7-17-23	1,285	1,298
CarMax Auto Owner Trust 2013-2, Class D:		
1.880%, 11-15-19 (B)	$1,300	$ 1,308
2.060%, 11-15-19	3,000	2,987
CarMax Auto Owner Trust 2013-4, Class D, 2.600%, 4-15-20	2,000	1,998
Continental Airlines 2001-1 A-1, 8.048%, 11-1-20	667	731
Continental Airlines Pass Through Certificates, Series 2009-2, 7.250%, 11-10-19	548	617
Continental Airlines Pass Through Certificates, Series 2010-1B, 6.000%, 1-12-19	1,445	1,517
Continental Airlines, Inc. Class B Pass Through Certificates, Series 2012-1B, 6.250%, 4-11-20	747	780
CVS Caremark Corp. Pass-Through Trust:		
6.036%, 12-10-28	3,651	4,091
6.943%, 1-10-30	2,656	3,069
Delta Air Lines, Inc. Class A Pass Through Certificates, Series 2010-2, 4.250%, 7-30-23	1,785	1,749
Delta Air Lines, Inc. Pass-Through Certificates, Series 2012-1A, 4.750%, 5-7-20	1,721	1,824
Delta Air Lines, Inc. Pass-Through Certificates, Series 2012-1B, 6.875%, 5-7-19 (A)	4,090	4,295
Fan Engine Securitization Ltd., Series 2013-1X, 3.000%, 10-15-19 (A)	773	773
Hawaiian Airlines Pass Through Certificates, Series 2013-1, 4.950%, 1-15-22	3,966	3,768
Hyundai Auto Receivables Trust 2014-A, Class D:		
2.020%, 8-15-19	1,000	1,000
1.780%, 7-15-20	2,500	2,480
2.530%, 7-15-20	1,000	1,006
Longtrain Leasing III LLC, Series 2015A-1, 2.980%, 1-15-45 (A)	1,218	1,176
Longtrain Leasing III LLC, Series 2015A-2, 4.060%, 1-15-45 (A)	6,275	5,847
SoFi Professional Loan Program LLC, Series 2015-A2, 2.420%, 3-25-30 (A)	2,078	2,053
Tal Advantage V LLC, 3.510%, 2-22-39 (A)	748	710
TCF Auto Receivables Owner Trust 2015-2, Class A3, 2.060%, 4-15-20 (A)(B)	$ 3,665	$ 3,668
U.S. Airways, Inc. Class A Pass-Through Certificates, Series 2012-1, 5.900%, 10-1-24	839	937
U.S. Airways, Inc. Class C Pass-Through Certificates, Series 2012-2, 5.450%, 6-3-18	2,000	2,000
U.S. Airways, Inc., Series 2012-2, Class A, 6.750%, 6-3-21	1,963	2,041
United Airlines Pass-Through Certificates, Series 2014-1B, 4.750%, 4-11-22	1,095	1,084
United Airlines Pass-Through Certificates, Series 2014-2B, 4.625%, 9-3-22	3,889	3,851
Virgin Australia 2013-1B Trust, 6.000%, 10-23-20 (A)	1,439	1,453
World Omni Automobile Lease Securitization Trust 2015-A, Class B, 1.940%, 12-15-20	3,940	3,946
TOTAL ASSET-BACKED SECURITIES – 10.8%		$82,940
(Cost: $83,489)		

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Apparel Retail – 0.4%		
Limited Brands, Inc., 6.625%, 4-1-21	2,340	2,632
Auto Parts & Equipment – 0.3%		
Dana Holding Corp., 6.750%, 2-15-21	1,500	1,541
Tenneco, Inc., 6.875%, 12-15-20	965	999
		2,540
Household Appliances – 0.3%		
Stanley Black & Decker, Inc., 5.750%, 12-15-53	2,115	2,221
Housewares & Specialties – 0.9%		
Newell Rubbermaid, Inc., 3.850%, 4-1-23	6,875	7,133
Total Consumer Discretionary – 1.9%		14,526

Ivy Bond Fund (in thousands) MARCH 31, 2016

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Energy		
Oil & Gas Drilling – 0.1%		
Noble Holding International Ltd., 4.000%, 3-16-18	$ 350	$ 325
Oil & Gas Equipment & Services – 0.6%		
Enterprise Products Operating L.P. (GTD by Enterprise Products Partners L.P.), 7.034%, 1-15-68	4,763	4,830
Oil & Gas Refining & Marketing – 1.4%		
NuStar Logistics L.P. (GTD by NuStar Energy L.P. and NuStar Pipeline Operating Partnership L.P.):		
8.150%, 4-15-18 (B)	5,345	5,345
4.800%, 9-1-20	2,340	2,059
6.750%, 2-1-21	1,011	945
Tesoro Corp., 4.250%, 10-1-17	2,645	2,685
		11,034
Oil & Gas Storage & Transportation – 3.3%		
Boardwalk Pipeline Partners L.P., 5.200%, 6-1-18	2,500	2,498
Boardwalk Pipelines L.P. (GTD by Boardwalk Pipeline Partners L.P.), 5.750%, 9-15-19	3,975	3,971
Buckeye Partners L.P., 5.600%, 10-15-44	5,715	4,787
Gulfstream Natural Gas System LLC, 4.600%, 9-15-25 (A)	1,975	1,956
Regency Energy Partners L.P. and Regency Energy Finance Corp.:		
6.500%, 7-15-21	3,600	3,546
5.875%, 3-1-22	3,000	2,916
Sunoco Logistics Partners Operations L.P., 6.850%, 2-15-40	1,265	1,195
Tennessee Gas Pipeline Co., 8.375%, 6-15-32	4,000	4,324
		25,193
Total Energy – 5.4%		**41,382**
Financials		
Asset Management & Custody Banks – 0.3%		
State Street Corp., Series F, 5.250%, 12-29-49	2,275	2,304
Consumer Finance – 4.2%		
Capital One Financial Corp., Series E, 5.550%, 12-29-49	5,770	5,770
Consumer Finance (Continued)		
Discover Bank:		
8.700%, 11-18-19	$ 458	$ 534
3.100%, 6-4-20	4,525	4,560
Ford Motor Credit Co. LLC, 2.943%, 1-8-19	3,400	3,452
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.):		
3.500%, 7-10-19	1,645	1,687
3.150%, 1-15-20	1,400	1,405
4.375%, 9-25-21	1,080	1,117
5.250%, 3-1-26	3,600	3,778
Hyundai Capital America, 2.400%, 10-30-18 (A)	3,725	3,750
Synchrony Financial, 2.600%, 1-15-19	5,850	5,863
Union 13 Leasing LLC, 1.870%, 6-28-24	821	823
		32,739
Diversified Banks – 5.2%		
Bank of America Corp.:		
5.750%, 12-1-17	2,405	2,556
5.875%, 1-5-21	665	761
4.000%, 1-22-25	3,250	3,256
3.950%, 4-21-25	1,515	1,509
6.300%, 12-29-49	4,000	4,130
Bank of America N.A., 5.300%, 3-15-17	1,469	1,520
Bank of New York Mellon Corp. (The), 4.950%, 12-29-49	2,800	2,796
Citizens Bank N.A., 2.300%, 12-3-18	2,500	2,515
Comerica, Inc., 4.000%, 7-27-25	2,150	2,158
Compass Bank, 3.875%, 4-10-25	5,000	4,692
HSBC Bank USA N.A., 6.000%, 8-9-17	4,235	4,457
Huntington Bancshares, Inc., 3.150%, 3-14-21	5,650	5,734
Huntington National Bank, 2.200%, 11-6-18	2,000	2,009
KeyCorp., 2.900%, 9-15-20	2,050	2,084
		40,177
Investment Banking & Brokerage – 1.7%		
Goldman Sachs Group, Inc. (The), 5.250%, 7-27-21	1,000	1,126
Morgan Stanley:		
6.250%, 8-28-17	3,200	3,400
5.500%, 1-26-20	1,552	1,730
5.500%, 7-28-21	1,090	1,245
5.450%, 12-29-29	3,700	3,496
5.550%, 12-29-49	2,275	2,243
		13,240
Life & Health Insurance – 1.1%		
Manulife Financial Corp., 5.375%, 3-4-46	$5,375	$ 5,593
Symetra Financial Corp., 6.125%, 4-1-16 (A)	2,755	2,755
		8,348
Multi-Line Insurance – 0.4%		
Aon plc (GTD by Aon Corp.), 3.875%, 12-15-25	2,925	2,981
Other Diversified Financial Services – 1.5%		
Fidelity National Information Services, Inc., 2.850%, 10-15-18	1,410	1,433
JPMorgan Chase & Co., 5.000%, 12-29-49	2,600	2,483
TIAA Asset Management Finance Co. LLC:		
2.950%, 11-1-19 (A)	2,500	2,538
4.125%, 11-1-24 (A)	2,125	2,197
Ulani MSN 37894 LLC, 2.184%, 12-20-24	2,842	2,885
		11,536
Property & Casualty Insurance – 1.8%		
Assurant, Inc., 2.500%, 3-15-18	1,670	1,672
CNA Financial Corp., 4.500%, 3-1-26	5,700	5,781
Trinity Acquisition plc (GTD by Willis Towers Watson Public Ltd. Co.):		
3.500%, 9-15-21	2,700	2,748
4.400%, 3-15-26	3,368	3,418
		13,619
Real Estate Development – 0.7%		
ARC Properties Operating Partnership L.P. and Clark Acquisition LLC, 2.000%, 2-6-17	5,450	5,396
Regional Banks – 0.7%		
Synovus Financial Corp.:		
7.875%, 2-15-19	3,025	3,350
5.750%, 12-15-25	2,000	2,040
		5,390
Retail REITs – 0.4%		
Retail Properties of America, Inc., 4.000%, 3-15-25	2,950	2,784
Specialized REITs – 1.5%		
American Tower Trust I, 1.551%, 3-15-18 (A)	3,070	3,068
Crown Castle International Corp., 6.113%, 1-15-20 (A)	5,215	5,754
Hospitality Properties Trust, 4.650%, 3-15-24	1,200	1,178

Ivy Bond Fund (in thousands) MARCH 31, 2016

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialized REITs (Continued)		
Ventas Realty L.P. and Ventas Capital Corp., 2.700%, 4-1-20	$1,867	$ 1,880
		11,880
Total Financials – 19.5%		150,394
Health Care		
Biotechnology – 0.7%		
Biogen, Inc., 3.625%, 9-15-22	4,900	5,184
Health Care Facilities – 0.3%		
NYU Hospitals Center, 4.428%, 7-1-42	2,170	2,199
Health Care Supplies – 0.9%		
Bio-Rad Laboratories, Inc., 4.875%, 12-15-20	5,000	5,467
Sinai Health System, 3.034%, 1-20-36	1,795	1,835
		7,302
Total Health Care – 1.9%		14,685
Industrials		
Airlines – 0.4%		
British Airways plc, 5.625%, 6-20-20 (A)	1,098	1,115
U.S. Airways Group, Inc., Class A, 6.250%, 4-22-23	958	1,053
U.S. Airways Group, Inc., Class B, 8.500%, 4-22-17	457	478
United Air Lines, Inc., 10.400%, 11-1-16	239	249
		2,895
Industrial Machinery – 0.8%		
Pentair Finance S.A., 3.625%, 9-15-20	6,000	6,049
Railroads – 0.9%		
BNSF Funding Trust I, 6.613%, 12-15-55	6,280	6,782
Trading Companies & Distributors – 0.2%		
AmeriGas Finance Corp. and AmeriGas Finance LLC, 6.750%, 5-20-20	1,500	1,538
AmeriGas Partners L.P. and AmeriGas Finance Corp., 6.500%, 5-20-21	477	484
		2,022
Trucking – 0.1%		
Tagua Leasing LLC, 1.900%, 7-12-24	$ 944	$ 947
Total Industrials – 2.4%		18,695
Information Technology		
Application Software – 0.7%		
Block Financial LLC (GTD by H&R Block, Inc.), 4.125%, 10-1-20	5,000	5,164
Communications Equipment – 0.7%		
Juniper Networks, Inc., 3.125%, 2-26-19	5,150	5,239
Technology Hardware, Storage & Peripherals – 0.8%		
Hewlett Packard Enterprise Co.:		
2.850%, 10-5-18 (A)	4,325	4,398
4.400%, 10-15-22 (A)	1,600	1,672
		6,070
Total Information Technology – 2.2%		16,473
Telecommunication Services		
Integrated Telecommunication Services – 1.0%		
AT&T, Inc., 5.550%, 8-15-41	1,625	1,742
Frontier Communications Corp.:		
8.875%, 9-15-20 (A)	2,000	2,087
6.250%, 9-15-21	750	693
SBA Tower Trust, 2.240%, 4-16-18 (A)	3,120	3,098
		7,620
Wireless Telecommunication Service – 0.2%		
MetroPCS Communications, Inc., 6.625%, 4-1-23	500	526
T-Mobile USA, Inc., 6.000%, 4-15-24	1,250	1,266
		1,792
Total Telecommunication Services – 1.2%		9,412
Utilities		
Electric Utilities – 2.5%		
El Paso Electric Co., 5.000%, 12-1-44	2,225	2,398
Entergy Corp., 4.000%, 7-15-22	2,400	2,546
Exelon Corp., 5.100%, 6-15-45 (A)	2,550	2,777
Exelon Generation Co. LLC, 2.950%, 1-15-20	4,785	4,817
Indianapolis Power & Light Co., 4.700%, 9-1-45 (A)	$3,750	$ 3,990
IPALCO Enterprises, Inc., 3.450%, 7-15-20	2,800	2,811
		19,339
Gas Utilities – 1.2%		
AGL Capital Corp., 3.875%, 11-15-25	3,250	3,366
Brooklyn Union Gas Co., 4.504%, 3-10-46 (A)	5,600	5,857
		9,223
Multi-Utilities – 0.4%		
Dominion Resources, Inc., 5.750%, 10-1-54	3,300	3,165
Total Utilities – 4.1%		31,727
TOTAL CORPORATE DEBT SECURITIES – 38.6%		$297,294
(Cost: $295,800)		

MORTGAGE-BACKED SECURITIES	Principal	Value
Commercial Mortgage-Backed Securities – 2.9%		
7 WTC Depositor LLC Trust 2012-WTC Commercial Mortgage Pass-Through Certificates, Series 2012-7WTC, 4.082%, 3-13-31 (A)	1,231	1,245
BAMLL Commercial Mortgage Securities Trust 2014-520M, Class A, 4.185%, 8-15-46 (A)(B)	6,130	6,436
Citigroup Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2013-SMPD, 2.911%, 1-12-30 (A)(B)	1,240	1,230
Extended Stay America Trust, Commercial Mortgage Pass-Through Certificates, Series 2013-ESH MZ, 2.295%, 12-5-31 (A)	2,000	2,000
GS Mortgage Securities Corp. Trust, Commercial Mortgage Pass-Through Certificates, Series 2012-BWTR, 3.329%, 11-5-34 (A)(B)	1,000	978

Ivy Bond Fund (in thousands) MARCH 31, 2016

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Commercial Mortgage-Backed Securities (Continued)		
Helios Leasing I LLC, 2.018%, 5-29-24	$1,016	$ 1,025
Hometown Commercial Capital LLC, Hometown Commercial Mortgage Pass-Through Notes 2006-1, 5.506%, 11-11-38 (A)	491	411
Hometown Commercial Trust, Commercial Mortgage-Backed Notes, Series 2007-1, 6.057%, 6-11-39 (A)	77	55
JPMorgan Chase Commercial Mortgage Securities Trust 2009-IWST, Commercial Mortgage Pass-Through Certificates, Series 2009-IWST:		
1.915%, 12-5-27 (A)(B)	5,733	362
7.151%, 12-5-27 (A)	1,425	1,642
7.446%, 12-5-27 (A)(B)	2,600	3,036
Mellon Residential Funding, 6.750%, 6-25-28	1	1
Multi Security Asset Trust L.P., Commercial Mortgage-Backed Securities Pass-Through Certificates, Series 2005-RR4, 5.880%, 11-28-35 (A)(B)	1,280	1,203
Vornado DP LLC Trust 2010, Commercial Mortgage Pass-Through Certificates, Series 2010-VNO, 5.280%, 9-13-28 (A)	1,200	1,309
Wells Fargo Commerical Mortgage Trust, Series 2012-LC5 A3, 3.148%, 5-15-48	700	718
WFRBS Commercial Mortgage Trust 2011-C5, 3.667%, 11-15-44 (B)	435	467
		22,118
Other Mortgage-Backed Securities – 2.4%		
ABFS Mortgage Loan Trust 2001-2, 7.490%, 12-25-31 (B)	316	294
Banc of America Mortgage Trust 2004-03, 4.875%, 4-25-19	$ 27	$ 26
Bank of America Mortgage Securities, Inc., Mortgage Pass-Through Certificates, Series 2003-3, 5.500%, 5-25-33	308	313
Bear Stearns Mortgage Securities, Inc., 8.000%, 11-25-29	123	102
C-Bass 2006-MH1 Trust, 5.414%, 10-25-36 (A)(B)	3,109	3,238
CCG Receivables Trust, Series 2015-1, Class A3, 1.920%, 1-17-23 (A)(B)	3,000	2,999
CHL Mortgage Pass-Through Trust 2004-J4, 5.250%, 5-25-34	93	91
Collateralized Mortgage Obligation Trust, 5.000%, 7-1-18	2	2
COMM 2012-9W57 Mortgage Trust, Class A, 2.365%, 2-10-29 (A)	2,250	2,264
Connecticut Avenue Securities, Series 2013-C01, 1.383%, 5-25-24 (B)	2,443	2,416
CountryPlace Manufactured Housing Contract Trust 2005-1:		
4.800%, 12-15-35 (A)(B)	103	104
5.200%, 12-15-35 (A)(B)	300	313
CWHEQ Home Equity Loan Trust, Series 2007-S2, 5.934%, 5-25-37 (B)	293	271
GMACM Home Equity Loan Trust 2007-HE1, 5.952%, 8-25-37 (B)	570	531
Green Tree Financial Corp., Manufactured Housing Contract, Pass-Through Certificates, Series 1993-3A7, 6.400%, 10-15-18	7	7
JPMorgan Mortgage Trust 2004-A3, 2.714%, 7-25-34 (B)	166	166
Merrill Lynch Mortgage Investors, Inc., Mortgage Pass-Through Certificates, Series 1997-C2, 6.250%, 12-10-29	368	367
Morgan Stanley Capital I Trust 2012-STAR, Class A-2, 3.201%, 8-5-34 (A)	$1,350	$ 1,395
Morgan Stanley Capital I Trust 2012-STAR, Class B, 3.451%, 8-5-34 (A)	930	937
Morgan Stanley Capital I Trust, Series 2012-C4, 1.085%, 3-15-45	53	53
Origen Manufactured Housing Contract Trust 2005-A, 5.860%, 6-15-36 (B)	46	49
Origen Manufactured Housing Contract Trust 2005-B, 5.910%, 1-15-37	596	618
Prudential Home Mortgage Securities:		
6.730%, 4-28-24 (A)(B)	—*	—*
7.865%, 9-28-24 (A)(B)	1	1
RASC, Series 2003-KS10 Trust, 6.410%, 12-25-33	159	74
Salomon Brothers Mortgage Securities VII, Inc., Mortgage Pass-Through Certificates, Series 1997-HUD1, 6.682%, 12-25-30 (B)	742	519
Structured Asset Mortgage Investments, Inc., 1.655%, 5-2-30 (B)	6	1
TimberStar Trust I, 6.208%, 10-15-36 (A)	1,560	1,567
		18,718
TOTAL MORTGAGE-BACKED SECURITIES – 5.3%		**$ 40,836**
(Cost: $41,836)		

MUNICIPAL BONDS – TAXABLE	Principal	Value
Alabama – 0.0%		
Util Debt Securitization Auth, Restructuring Bonds, Ser 2013T, 3.435%, 12-15-25	470	504
Florida – 0.1%		
Sarasota Cnty, FL, Cap Impvt Rev Bonds, Ser 2010A, 7.016%, 10-1-40	520	613

Ivy Bond Fund (in thousands) MARCH 31, 2016

MUNICIPAL BONDS – TAXABLE (Continued)	Principal	Value
New York – 0.9%		
Port Auth of NY & NJ Consolidated Bonds, 168th Ser, 4.926%, 10-1-51	$3,190	$ 3,666
Port Auth of NY & NJ Consolidated Bonds, Ser 174, 4.458%, 10-1-62	3,000	3,144
		6,810
Washington – 0.2%		
Pub Util Dist No. 1, Douglas Cnty, WA, Wells Hydroelec Bonds, Ser 2010A, 5.450%, 9-1-40	1,205	1,417
TOTAL MUNICIPAL BONDS – TAXABLE – 1.2%		$ 9,344
(Cost: $8,271)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 0.5%		
Federal Farm Credit Bank, 2.990%, 2-4-28	3,600	3,600
Mortgage-Backed Obligations – 29.5%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
2.086%, 8-25-24 (B)	918	921
2.636%, 9-25-24 (B)	5,250	5,184
1.933%, 7-25-25 (B)	2,262	2,262
5.300%, 1-15-33	95	106
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
5.500%, 12-1-17	29	30
5.500%, 9-1-19	63	66
5.000%, 4-1-23	265	284
3.500%, 8-1-26	661	702
2.500%, 3-1-28	688	709
2.500%, 4-1-28	672	694
5.000%, 5-1-29	71	78
3.500%, 5-1-32	1,410	1,495
6.500%, 9-1-32	44	53
6.000%, 11-1-33	58	66
5.500%, 5-1-34	539	619
6.500%, 5-1-34	132	160
5.500%, 6-1-34	155	175
5.000%, 9-1-34	3	3
5.500%, 9-1-34	7	7
5.500%, 10-1-34	241	274
5.500%, 7-1-35	70	79
5.000%, 8-1-35	71	79
5.500%, 10-1-35	72	82
5.000%, 11-1-35	172	189
5.000%, 12-1-35	49	54
6.500%, 7-1-36	71	81
7.000%, 12-1-37	77	89
5.500%, 2-1-39	327	366

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
5.000%, 11-1-39	$ 172	$ 193
5.000%, 1-1-40	1,028	1,150
5.000%, 3-1-40	1,554	1,750
5.000%, 4-1-40	333	369
5.000%, 8-1-40	304	336
4.000%, 10-1-40	923	993
4.000%, 11-1-40	906	987
4.500%, 1-1-41	918	999
4.000%, 2-1-41	1,664	1,795
4.000%, 3-1-41	529	574
4.500%, 3-1-41	448	491
4.500%, 4-1-41	1,184	1,310
4.000%, 6-1-41	578	628
4.000%, 8-1-41	379	408
4.000%, 11-1-41	4,539	4,876
3.500%, 3-1-42	2,025	2,133
3.000%, 8-1-42	1,353	1,391
3.500%, 8-1-42	3,596	3,784
3.000%, 1-1-43	1,631	1,677
3.000%, 2-1-43	1,981	2,044
3.500%, 7-1-44	3,056	3,202
3.500%, 12-1-44	6,007	6,295
3.500%, 5-25-45	8,892	9,165
3.000%, 7-1-45	9,714	9,958
3.500%, 2-1-46	2,992	3,136
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.000%, 9-1-17	4	5
6.000%, 1-1-18	22	22
5.500%, 2-1-18	20	20
5.500%, 3-1-18	4	4
5.000%, 5-1-18	74	77
5.000%, 6-1-18	17	17
5.000%, 7-1-18	8	9
5.000%, 10-1-18	53	55
5.500%, 9-1-19	23	24
3.000%, 9-1-22	884	925
5.000%, 7-1-23	147	162
6.000%, 8-1-23	144	159
5.500%, 2-1-24	61	68
4.500%, 4-1-25	235	252
3.500%, 5-1-25 TBA	125	132
3.500%, 11-1-25	435	463
3.500%, 6-1-26	694	735
2.500%, 11-1-27	1,348	1,380
3.000%, 4-1-28	4,630	4,837
2.500%, 4-1-29	705	724
6.000%, 8-1-29	51	58
7.500%, 5-1-31	18	20
7.000%, 9-1-31	8	9
7.000%, 11-1-31	104	123
6.500%, 12-1-31	10	12
6.500%, 2-1-32	105	124
7.000%, 2-1-32	79	96
7.000%, 3-1-32	118	142
6.500%, 4-1-32	20	23
6.500%, 5-1-32	45	53
6.500%, 7-1-32	13	16
6.500%, 8-1-32	20	24
6.000%, 9-1-32	22	26

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
6.500%, 9-1-32	$ 49	$ 57
6.000%, 10-1-32	392	455
6.500%, 10-1-32	46	55
6.000%, 11-1-32	276	319
3.500%, 12-1-32	2,033	2,153
6.000%, 3-1-33	497	578
5.500%, 4-1-33	311	356
6.000%, 4-1-33	22	25
5.500%, 5-1-33	35	39
6.000%, 6-1-33	76	86
6.500%, 8-1-33	16	19
6.000%, 10-1-33	41	47
6.000%, 12-1-33	90	104
5.500%, 1-1-34	168	190
6.000%, 1-1-34	54	62
5.000%, 3-1-34	334	372
5.500%, 3-1-34	35	39
5.500%, 4-1-34	31	35
5.000%, 5-1-34	19	21
6.000%, 8-1-34	77	88
5.500%, 9-1-34	265	303
6.000%, 9-1-34	103	118
6.500%, 9-1-34	196	225
5.500%, 11-1-34	339	381
6.000%, 11-1-34	135	155
6.500%, 11-1-34	11	13
5.000%, 12-1-34	490	545
5.500%, 1-1-35	318	357
5.500%, 2-1-35	755	862
6.500%, 3-1-35	186	224
5.000%, 4-1-35	92	102
5.500%, 4-1-35	170	193
4.500%, 5-1-35	316	344
5.500%, 6-1-35	10	11
4.500%, 7-1-35	268	293
5.000%, 7-1-35	667	741
5.500%, 7-1-35	84	96
5.500%, 8-1-35	10	12
5.500%, 10-1-35	350	403
5.500%, 11-1-35	204	230
5.500%, 12-1-35	211	239
5.000%, 2-1-36	51	57
5.500%, 2-1-36	138	148
6.500%, 2-1-36	40	45
5.500%, 9-1-36	239	271
5.500%, 11-1-36	106	119
6.000%, 11-1-36	68	78
6.000%, 1-1-37	47	54
6.000%, 5-1-37	126	146
5.500%, 6-1-37	64	74
6.000%, 8-1-37	70	80
6.000%, 9-1-37	82	95
7.000%, 10-1-37	17	18
5.500%, 3-1-38	231	267
5.000%, 4-1-38	307	348
5.500%, 5-1-38	63	71
6.000%, 10-1-38	226	260
6.000%, 12-1-38	143	164
4.500%, 6-1-39	186	205
5.000%, 12-1-39	419	476
5.500%, 12-1-39	283	322
5.000%, 3-1-40	1,029	1,155

Ivy Bond Fund *(in thousands)* MARCH 31, 2016

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
6.000%, 6-1-40	$ 134	$ 152
4.500%, 10-1-40	887	967
4.000%, 12-1-40	1,273	1,364
3.500%, 4-1-41	2,136	2,253
4.000%, 4-1-41	1,329	1,437
4.500%, 4-1-41	2,227	2,445
5.000%, 4-1-41	258	291
4.500%, 7-1-41	1,163	1,269
4.000%, 8-1-41	946	1,013
4.000%, 9-1-41	1,509	1,630
4.000%, 10-1-41	1,590	1,718
3.500%, 11-1-41	3,576	3,775
3.500%, 1-1-42	4,581	4,819
3.000%, 3-1-42	1,350	1,388
3.500%, 4-1-42	6,376	6,702
4.000%, 5-1-42 TBA	6,000	6,403
3.500%, 8-1-42	2,134	2,252
3.000%, 9-1-42	2,230	2,293
3.500%, 1-1-43	1,184	1,245
3.500%, 2-1-43	1,545	1,641
3.500%, 3-1-43	2,232	2,368
3.000%, 5-1-43	22,990	23,577
4.000%, 1-1-44	1,330	1,456
4.000%, 4-1-44	3,882	4,149
3.500%, 5-1-45	2,346	2,461
3.500%, 6-1-45	2,116	2,231
3.500%, 7-1-45	1,615	1,695
3.500%, 8-1-45	2,645	2,780
3.500%, 9-1-45	1,400	1,471
3.500%, 10-1-45	1,516	1,590
3.000%, 12-1-45	1,453	1,492
3.000%, 1-1-46	3,881	3,985
Government National Mortgage Association Agency REMIC/CMO:		
0.643%, 7-16-40 (B)(C)	124	—*
0.000%, 3-16-42 (B)(C)	671	—*
0.008%, 6-17-45 (B)(C)	453	—*
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.250%, 7-15-24	59	64
4.000%, 8-20-31	741	799
5.000%, 7-15-33	182	203
5.000%, 7-15-34	138	154
5.500%, 12-15-34	174	197
5.000%, 1-15-35	192	215
3.250%, 11-20-35	680	709

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
5.000%, 12-15-35	$ 320	$ 359
4.000%, 6-20-36	1,088	1,173
5.500%, 7-15-38	192	220
5.500%, 10-15-38	229	263
5.500%, 2-15-39	74	82
5.000%, 12-15-39	160	181
5.000%, 1-15-40	1,063	1,178
4.500%, 6-15-40	540	601
5.000%, 7-15-40	353	392
4.000%, 12-20-40	611	667
4.000%, 1-15-41	842	904
4.000%, 10-15-41	514	555
3.500%, 10-20-43	2,137	2,264
4.000%, 12-20-44	889	950
3.500%, 2-20-45	4,022	4,257
3.000%, 3-15-45	3,921	4,061
3.000%, 3-20-45	2,323	2,411
3.500%, 3-20-45	2,640	2,794
3.000%, 4-1-45	365	378
3.500%, 4-20-45	5,918	6,264
U.S. Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust 1995-1, Class 1, 7.244%, 2-15-25 (B)	70	80
U.S. Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust 1995-1, Class 2, 7.793%, 2-15-25	19	22
		227,456
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 30.0%		**$231,056**
(Cost: $226,930)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 12.9%		
U.S. Treasury Bonds:		
5.375%, 2-15-31 (D)	4,940	7,086
3.000%, 11-15-45	42,700	46,114

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)	Principal	Value
Treasury Obligations (Continued)		
U.S. Treasury Notes:		
0.750%, 2-28-18	$ 4,100	$ 4,102
1.125%, 2-28-21	5,599	5,579
1.500%, 2-28-23	30,325	30,250
1.625%, 2-15-26	6,515	6,424
		99,555
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 12.9%		**$ 99,555**
(Cost: $97,014)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (E) – 3.3%		
BorgWarner, Inc., 0.490%, 4-21-16	5,000	4,998
Mondelez International, Inc., 0.570%, 4-1-16	2,411	2,411
Rockwell Automation, Inc., 0.360%, 4-11-16	8,000	7,999
W.W. Grainger, Inc., 0.340%, 4-4-16	3,500	3,500
Wisconsin Gas LLC:		
0.380%, 4-4-16	2,000	2,000
0.400%, 4-7-16	4,000	4,000
		24,908
Master Note – 0.2%		
Toyota Motor Credit Corp., 0.443%, 4-6-16 (F)	1,835	1,835
TOTAL SHORT-TERM SECURITIES – 3.5%		**$ 26,743**
(Cost: $26,743)		
TOTAL INVESTMENT SECURITIES – 103.5%		**$796,525**
(Cost: $788,507)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (3.5)%		**(26,785)**
NET ASSETS – 100.0%		**$769,740**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2016 the total value of these securities amounted to $117,683 or 15.3% of net assets.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016.

(C)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(D)All or a portion of securities with an aggregate value of $402 have been pledged as collateral on open futures contracts.

Ivy Bond Fund (in thousands) MARCH 31, 2016

(E)Rate shown is the yield to maturity at March 31, 2016.

(F)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following futures contracts were outstanding at March 31, 2016 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Appreciation
U.S. 10-Year Treasury Note	Short	6-30-16	152	$(19,819)	$ 37
U.S. Treasury Long Bond	Short	6-30-16	70	(11,511)	62
U.S. 5-Year Treasury Note	Long	7-6-16	42	5,089	2
				$(26,241)	$101

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Preferred Stocks	$7,193	$ 1,564	$ —
Asset-Backed Securities	—	82,167	773
Corporate Debt Securities	—	297,294	—
Mortgage-Backed Securities	—	40,835	1
Municipal Bonds	—	9,344	—
United States Government Agency Obligations	—	231,056	—
United States Government Obligations	—	99,555	—
Short-Term Securities	—	26,743	—
Total	$7,193	$788,558	$774
Futures Contracts	$ 101	$ —	$ —

During the year ended March 31, 2016, there were no transfers between any levels.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit
TBA = To Be Announced

See Accompanying Notes to Financial Statements.



Erik R. Becker



Gustaf C. Zinn

Below, Erik R. Becker, CFA, and Gustaf C. Zinn, CFA, portfolio managers of Ivy Core Equity Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2016. They have co-managed the Fund since 2006. Both have 17 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2016	
Ivy Core Equity Fund (Class A shares at net asset value)	–4.22%
Ivy Core Equity Fund (Class A shares including sales charges)	–9.72%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	1.78%
Lipper Large-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–1.24%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key drivers

Market returns as measured by the S&P 500 Index, the Fund's benchmark, have been very moderate over the past fiscal year at 1.78%. While the period was pretty unexciting from a return standpoint, there was significant volatility versus recent history.

The bull market for U.S. stocks, which reached seven years on March 9, 2016, had proceeded without much of a pause until the first 10% pullback in August 2015. This pullback was primarily centered on a significant economic growth slowdown in China and the potential ramifications if that country were to devalue its currency. Then, after a strong fourth quarter market rebound in 2015, macro-related concerns resurfaced at the start of 2016. These concerns prompted many to view the Federal Reserve's (Fed) December rate hike as a mistake and called into question its internal forecasts for multiple rate hikes in 2016, which seemed increasingly disconnected from the consequences of further dollar strength and a likely continued drop in the price of oil. Much like August 2015, fears of China's slowing economic growth were centered on the U.S. dollar and the inability of China to maintain export competitiveness while its currency remained pegged to the dollar. These fears helped drive the price of oil below $30 per barrel, triggering a whole new set of concerns in the debt markets, including rating agency downgrades in the energy sector, as well as contagion effects in the financial sector due to rising default risk.

Entering February 2016, with credit markets under significant pressure, predictions of an upcoming U.S. recession were gaining credibility. Concerns were so significant that the Fed began to change its commentary in February and March, acknowledging that the desire to normalize interest rates in the U.S. had too many negative consequences for the global economy. We believe this changing commentary from the Fed was the key driver for a weakening U.S .dollar, an increase in the price of oil and a significant rally in equity markets that more than made up for the beginning of the first quarter swoon. We would not be surprised to see more coordinated quantitative easing from major central banks around the world (primarily the U.S. Fed, the European Central Bank and the Bank of Japan) that would focus more on asset purchases instead of competitive currency devaluations. This development would be a welcomed change for equity markets.

Within a small gain for the fiscal year, there was some significant divergence between sectors. As one might predict, the more defensive sectors of the market, utilities, telecommunications and consumer staples, all posted double-digit returns for the fiscal year. It is also not surprising that with the significant price declines across the commodity complex that energy and materials were the worst performing sectors for the period. The biggest surprise from a sector standpoint was the negative performance of the health care sector, which historically has performed more in line with the defensive areas of the market, but was put under significant pressure over the past six months due to uncertainty surrounding the upcoming U.S. presidential election. The selloff in health care, and greater than expected decline in the commodity complex, made for a most difficult fiscal year on a relative basis over the past 10 years that we have managed the Fund.

Contributors and detractors

The Fund underperformed its benchmark and peer group for the fiscal year ending March 31, 2016. Stock selection across the health care, industrials and consumer discretionary sectors accounted for over 90% of this underperformance. In addition, the previous three months accounted for 300 of the 600 basis points of performance, as there was significant outperformance of the telecommunications and utility sectors and underperformance of the health care sector. Many health care companies are in the process of completing large merger and acquisition (M&A) transactions, which have pressured these stocks due to regulatory uncertainty more than the group as a whole. Much like the health care related political uncertainty due to the upcoming election, we believe the issues around M&A will be resolved in the next few quarters and the stocks will perform materially better than they have over the past several months.

The Fund's earnings-based philosophy continues to favor health care as the best defensive area in the market where we believe there is the potential for double-digit growth with valuations well below the market. The utilities and telecommunications sectors, as we have been writing many times over the past several quarters, are historically expensive versus their tepid earnings growth. While higher dividend-paying stocks remain in favor with interest rates low, we don't think continued outperformance of these stocks, with little to no earnings growth, is sustainable. As it relates to health care, the political noise has been the primary headwind for the sector. We do not think the long-term earnings power of the Fund's holdings will change based on the next president, and we expect the stocks to recover as the election nears and uncertainty fades.

Recent moves in the Fund included a continued increase in the energy weighting, with the high-conviction belief that current oil prices will result in falling production over the next fiscal year. At some point in 2017, we think the world will need the U.S. to resume oil production growth and this will benefit both the high-quality exploration and production companies as well as the services sector. We believe that certain Fund holdings such as EOG Resources, Inc., Cimarex Energy Co. and Haliburton Co. could materially benefit from this development.

Outlook

Despite the recent underperformance, our longer-term macroeconomic outlook has not changed. Slower-than-desired economic growth should continue to keep interest rates low and favor a more defensive positioning for the Fund overall.

Our sector overweight positions in consumer staples and health care are likely to remain in place. We expect companies to continue to look for attractive acquisition opportunities as a way to increase earnings power through cost and revenue synergies. Another symptom of continued slow growth so late in the recovery is the increased frequency of predictions that the U.S. economy is headed back into recession. We expect these negative views to result in increased volatility like we saw in the first quarter of 2016. We believe that patience likely will be rewarded, as investor mindsets transition from fear to greed and vice versa on a more regular basis. Oil price increases also could help our portfolio, as foreign exchange pressure on U.S. multinational earnings lessens. We believe foreign exchanges could act as a tailwind for U.S. multinational companies over the coming quarters.

Most importantly, we firmly believe that over a multi-year period, stocks will follow investor expectations for long-term earnings power. We continue to implement this belief by owning companies that we think have strong and improving competitive positions as well as underappreciated multi-year earnings catalysts. This belief is fundamental to our philosophy and we believe it has served us well over the past decade.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investments. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Ivy Core Equity Fund's performance.

Ivy Core Equity Fund

Asset Allocation

Stocks	**99.4%**
Information Technology	24.0%
Health Care	18.2%
Consumer Discretionary	13.6%
Consumer Staples	12.8%
Energy	8.2%
Financials	6.9%
Industrials	6.1%
Telecommunication Services	5.8%
Materials	3.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**0.6%**

Lipper Rankings

Category: Lipper Large-Cap Core Funds	Rank	Percentile
1 Year	707/874	81
3 Year	573/793	73
5 Year	484/705	69
10 Year	81/515	16

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Philip Morris International, Inc.	Consumer Staples	Tobacco
Microsoft Corp.	Information Technology	Systems Software
Alphabet, Inc., Class A	Information Technology	Internet Software & Services
Teva Pharmaceutical Industries Ltd. ADR	Health Care	Pharmaceuticals
Applied Materials, Inc.	Information Technology	Semiconductor Equipment
American Tower Corp., Class A	Telecommunication Services	Wireless Telecommunication Service
Kraft Foods Group, Inc.	Consumer Staples	Packaged Foods & Meats
NXP Semiconductors N.V.	Information Technology	Semiconductors
American International Group, Inc.	Financials	Multi-Line Insurance
Allergan plc	Health Care	Pharmaceuticals

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Core Equity Fund

(UNAUDITED)


Ivy Core Equity Fund, Class A Shares(1) $18,789
S&P 500 Index $19,687
$30,000
$20,000
$10,000
$0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class E	Class I	Class R	Class R6	Class Y
1-year period ended 3-31-16	-9.72%	-8.69%	-5.00%	-9.90%	-3.93%	-4.53%	-3.84%	-3.91%
5-year period ended 3-31-16	7.81%	7.86%	8.26%	7.65%	9.45%	—	—	9.36%
10-year period ended 3-31-16	6.51%	6.28%	6.31%	—	—	—	—	7.35%
Since Inception of Class through 3-31-16(5)	—	—	—	6.17%	7.49%	10.58%	1.95%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Core Equity Fund (in thousands) MARCH 31, 2016

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 0.9%		
Polo Ralph Lauren Corp.	101	$ 9,693
Auto Parts & Equipment – 1.7%		
Magna International, Inc.	451	19,392
Cable & Satellite – 2.5%		
Comcast Corp., Class A	466	28,482
Footwear – 2.3%		
NIKE, Inc., Class B	416	25,565
General Merchandise Stores – 0.5%		
Dollar General Corp.	66	5,675
Home Improvement Retail – 1.8%		
Home Depot, Inc. (The)	154	20,588
Internet Retail – 1.8%		
Amazon.com, Inc.(A)	35	20,769
Restaurants – 2.1%		
Chipotle Mexican Grill, Inc., Class A (A)	49	23,125
Total Consumer Discretionary – 13.6%		**153,289**
Consumer Staples		
Brewers – 3.8%		
Anheuser-Busch InBev S.A. ADR	160	19,958
Molson Coors Brewing Co., Class B	235	22,622
		42,580
Hypermarkets & Super Centers – 2.0%		
Costco Wholesale Corp.	147	23,211
Packaged Foods & Meats – 2.8%		
Kraft Foods Group, Inc.	410	32,209
Tobacco – 4.2%		
Philip Morris International, Inc.	481	47,159
Total Consumer Staples – 12.8%		**145,159**
Energy		
Oil & Gas Equipment & Services – 2.4%		
Halliburton Co.	777	27,754
Oil & Gas Exploration & Production – 5.8%		
Cabot Oil & Gas Corp.	770	17,480
Cimarex Energy Co.	259	25,206
EOG Resources, Inc.	313	22,703
		65,389
Total Energy – 8.2%		**93,143**
Financials		
Multi-Line Insurance – 2.8%		
American International Group, Inc.	573	$ 30,971
Other Diversified Financial Services – 4.1%		
Citigroup, Inc.	507	21,163
JPMorgan Chase & Co.	428	25,328
		46,491
Total Financials – 6.9%		**77,462**
Health Care		
Biotechnology – 3.4%		
Alexion Pharmaceuticals, Inc.(A)	163	22,627
Celgene Corp.(A)	159	15,938
		38,565
Health Care Equipment – 1.4%		
Medtronic plc	204	15,315
Health Care Facilities – 2.1%		
HCA Holdings, Inc.(A)	307	23,961
Managed Health Care – 0.5%		
Anthem, Inc.	40	5,559
Pharmaceuticals – 10.8%		
Allergan plc(A)	115	30,794
Bristol-Myers Squibb Co.	381	24,340
Shire Pharmaceuticals Group plc ADR	179	30,729
Teva Pharmaceutical Industries Ltd. ADR	682	36,502
		122,365
Total Health Care – 18.2%		**205,765**
Industrials		
Aerospace & Defense – 1.7%		
Rockwell Collins, Inc.	206	18,968
Railroads – 3.1%		
Canadian Pacific Railway Ltd.	138	18,312
Kansas City Southern	200	17,081
		35,393
Trucking – 1.3%		
J.B. Hunt Transport Services, Inc.	172	14,498
Total Industrials – 6.1%		**68,859**
Information Technology		
Application Software – 2.7%		
Adobe Systems, Inc.(A)	328	30,720
Data Processing & Outsourced Services – 4.3%		
MasterCard, Inc., Class A	266	$ 25,099
Visa, Inc., Class A	314	23,992
		49,091
Internet Software & Services – 5.6%		
Alphabet, Inc., Class A(A)	54	41,273
Facebook, Inc., Class A(A)	196	22,363
		63,636
IT Consulting & Other Services – 1.5%		
Cognizant Technology Solutions Corp., Class A(A)	270	16,954
Semiconductor Equipment – 3.1%		
Applied Materials, Inc.	1,632	34,562
Semiconductors – 2.8%		
NXP Semiconductors N.V.(A)	383	31,072
Systems Software – 4.0%		
Microsoft Corp.	826	45,614
Total Information Technology – 24.0%		**271,649**
Materials		
Industrial Gases – 2.2%		
Air Products and Chemicals, Inc.	172	24,805
Specialty Chemicals – 1.6%		
Sherwin-Williams Co. (The)	62	17,707
Total Materials – 3.8%		**42,512**
Telecommunication Services		
Alternative Carriers – 2.7%		
Level 3 Communications, Inc.(A)	582	30,754
Wireless Telecommunication Service – 3.1%		
American Tower Corp., Class A	336	34,355
Total Telecommunication Services – 5.8%		**65,109**
TOTAL COMMON STOCKS – 99.4%		**$1,122,947**
(Cost: $1,017,513)		

Ivy Core Equity Fund (in thousands) MARCH 31, 2016

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper(B) – 0.1%		
J.M. Smucker Co. (The), 0.650%, 4-1-16	$1,379	$1,379
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.443%, 4-6-16 (C)	1,180	1,180

SHORT-TERM SECURITIES (Continued)	Value
TOTAL SHORT-TERM SECURITIES – 0.2%	$ 2,559
(Cost: $2,559)	
TOTAL INVESTMENT SECURITIES – 99.6%	$1,125,506
(Cost: $1,020,072)	

	Value
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%	$ 4,376
NET ASSETS – 100.0%	$1,129,882

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at March 31, 2016.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,122,947	$ —	$—
Short-Term Securities	—	2,559	—
Total	$1,122,947	$2,559	$—

During the year ended March 31, 2016, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Below, Andrew Massie, portfolio manager of the Ivy Cundill Global Value Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2016. Mr. Massie has 33 years of industry experience and has managed the Fund since December 2007. Effective March 30, 2016, Jonathan D. Norwood and Richard Y.C. Wong joined Mr. Massie as additional portfolio managers on the Fund.

Fiscal Year Performance

For the 12 Months Ended March 31, 2016	
Ivy Cundill Global Value Fund (Class A shares at net asset value)	–12.51%
Ivy Cundill Global Value Fund (Class A shares including sales load)	–17.55%
Benchmark(s) and/or Lipper Category	
MSCI ACWI Value Index (generally reflects the performance of value-oriented securities that represent the global stock market, including emerging markets)	–5.70%
Lipper Global Multi-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–5.34%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Poor performance in volatile markets

For the 12 months ended March 31, 2016, the Fund posted losses and underperformed its benchmark. The largest drivers of underperformance were adverse utilization of forward currency contracts, poor stock selection in the energy sector, and an underweight allocation to the consumer staples sector. Additionally, a lack of exposure to the telecommunication services and utilities sectors negatively impacted the Fund's performance. Conversely, strong stock selection in the consumer discretionary and information technology sectors benefitted the Fund's performance.

From a geographic standpoint, a slight overweight to Japan benefitted performance, while an overweight allocation to South Korea detracted from the Fund's performance. The largest detractor from a geographic standpoint was a lack of exposure to the domestic U.S. market, which was exacerbated by poor stock selection.

Strategies and techniques

The fiscal year was generally challenging for fundamental, deep value investors, particularly in the U.S. market. During the 12 months ended March 31, 2016, the Fund reduced its exposure to interest-rate sensitive stocks such as insurers and banks, with the exception of the Fund's addition of Fairfax Financial Holdings Ltd., a property and casualty and reinsurance company. We also refined energy exposure, exiting exploration and production companies, notably Encana Corp. and the common shares of Chesapeake Energy Corp (Chesapeake). The Fund sold its common shares in Chesapeake to move up the capital structure of Chesapeake, which resulted in the purchase of the company's convertible preferred shares. The sale of Encana resulted in the purchase of U.K.-based Weir plc, a manufacturer of pumps and allied equipment to the energy and minerals industries. Technology and media stocks posted gains and those allocations were trimmed mainly in Europe. The Fund's exposure to South Korea remained largely unchanged, though the Fund sold its relatively small allocation to food, beverage and tobacco stocks. In addition, the Fund reduced its position in Hyundai Motor Co. The Fund added to domestic health care through purchases in McKesson Corp., a pharmaceutical distributor.

Outlook

We believe ongoing volatility in the global equity markets will present opportunities for value managers. In the U.S., a profit recession has loomed as currency headwinds and lower commodity prices continue to pressure energy companies, exporters and multinationals. Further, it appears that operating margins are peaking as labor force capacity tightens. The U.S. domestic economy has continued its slow growth and monetary tightening is now expected to occur at a slower pace this year. This latter point is evidenced by the U.S. Federal Reserve's (Fed) expanding financial lexicon which now includes "downside risks to the global economy" as part of its rationale for slower rate normalization.

Going forward, our view is that lower oil prices will continue to punish U.S. shale producers, but benefit U.S. consumers. As a result, we believe investor sentiment, spending and economic activity will improve. That said, despite the benefit to consumers, lower energy prices are putting tremendous pressure on the budgets of many Organization of the Petroleum Exporting Countries (OPEC) and non-OPEC nations. New capital investment in the energy sector has contracted despite growing global demand. We think that, in the near term, positioning and decisions from OPEC could drive significant volatility. We remain vigilant in the energy sector, seeking to gauge value versus risk.

The U.S. dollar has also pulled back following the Fed's recent dovish message. This could help to reduce foreign exchange headwinds and provide some relief to repatriated foreign earnings. Interest rates also remain historically low on an absolute basis, which we believe will make comparable fixed-return asset classes look unappealing relative to equities. We would classify the overall margin of safety in U.S. equities as moderate, with the most compelling opportunities in financials, health care, industrials and energy.

Internationally, we believe the political risks and mixed economic data out of the European Union and the U.K. should create investment opportunities. In our view, we are seeing better value in more segments of the market, including financials, health care and industrials. China's shift to a more consumer-driven economy may present opportunities. However, the commodity demand outlook for that country is cloudy. We remain watchful about risks in commodities even as some stocks in this sector seem depressed. In addition, we are mindful of the potential drag emerging markets present from a gradually slowing China.

In summary, we are seeing opportunities in volatile markets. Portfolio construction remains — and we anticipate will remain — concentrated, while seeking to reflect a diversity of value-creation drivers.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Cundill Global Value Fund's performance.

Ivy Cundill Global Value Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	**94.5%**
Financials	32.9%
Consumer Discretionary	26.0%
Energy	11.4%
Industrials	10.9%
Materials	7.4%
Information Technology	4.7%
Health Care	1.2%
Bonds	**3.6%**
Corporate Debt Securities	3.5%
Other Government Securities	0.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**1.9%**

Lipper Rankings

Category: Lipper Global Multi-Cap Value Funds	Rank	Percentile
1 Year	107/113	94
3 Year	67/70	95
5 Year	52/58	89
10 Year	36/38	93

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**45.0%**
United States	34.9%
Canada	10.1%
Europe	**28.4%**
Germany	8.7%
France	6.3%
Italy	4.1%
Other Europe	9.3%
Pacific Basin	**23.8%**
South Korea	9.5%
Japan	7.2%
Hong Kong	6.4%
Other Pacific Basin	0.7%
South America	**0.9%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**1.9%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
American International Group, Inc.	United States	Financials	Multi-Line Insurance
Citigroup, Inc.	United States	Financials	Other Diversified Financial Services
POSCO	South Korea	Materials	Steel
Munchener Ruckversicherungs-Gesellschaft AG, Registered Shares	Germany	Financials	Reinsurance
adidas AG	Germany	Consumer Discretionary	Apparel, Accessories & Luxury Goods
Bank of America Corp.	United States	Financials	Diversified Banks
Mediaset S.p.A.	Italy	Consumer Discretionary	Broadcasting
Microsoft Corp.	United States	Information Technology	Systems Software
Hyundai Motor Co.	South Korea	Consumer Discretionary	Automobile Manufacturers
Melco PBL Entertainment (Macau) Ltd. ADR	Hong Kong	Consumer Discretionary	Casinos & Gaming

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Cundill Global Value Fund

(UNAUDITED)



Ivy Cundill Global Value Fund, Class A Shares(1) $10,359
MSCI ACWI Value Index $13,481
$30,000
$20,000
$10,000
$0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class R	Class R6	Class Y
1-year period ended 3-31-16	-17.55%	-16.95%	-12.98%	-17.41%	-12.11%	-12.53%	-11.92%	-12.32%
5-year period ended 3-31-16	-0.51%	-0.62%	0.09%	-0.38%	1.18%	—	—	1.01%
10-year period ended 3-31-16	0.35%	0.19%	0.36%	—	—	—	—	1.40%
Since Inception of Class through 3-31-16[5]	—	—	—	-0.63%	0.54%	1.75%	-12.28%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Cundill Global Value Fund (in thousands)

COMMON STOCKS	Shares	Value
Brazil		
Energy – 0.0%		
Petro Rio S.A. (A)	28	$ 28
Financials – 0.9%		
BR Properties S.A.	821	1,999
Total Brazil – 0.9%		**$ 2,027**
Canada		
Energy – 1.7%		
Cenovus Energy, Inc.	287	3,738
Financials – 3.1%		
Fairfax Financial Holdings Ltd.	12	6,595
Materials – 1.8%		
Canfor Corp. (A)	285	3,920
Total Canada – 6.6%		**$14,253**
China		
Information Technology – 0.7%		
Baidu.com, Inc. ADR (A)	7	1,423
Total China – 0.7%		**$ 1,423**
France		
Industrials – 6.3%		
Compagnie de Saint-Gobain	155	6,840
Vinci	90	6,716
		13,556
Total France – 6.3%		**$13,556**
Germany		
Consumer Discretionary – 4.2%		
adidas AG	78	9,122
Financials – 4.5%		
Munchener Ruckversicherungs-Gesellschaft AG, Registered Shares	48	9,680
Total Germany – 8.7%		**$18,802**
Greece		
Consumer Discretionary – 0.3%		
Intralot S.A. Integrated Lottery Systems and Services (A)	562	723
Financials – 0.8%		
EFG Eurobank Ergasias S.A. (A)	1,923	1,705
Total Greece – 1.1%		**$ 2,428**
Hong Kong		
Consumer Discretionary – 3.3%		
Melco PBL Entertainment (Macau) Ltd. ADR	436	$ 7,205
Financials – 3.1%		
Cheung Kong (Holdings) Ltd.	158	2,051
First Pacific Co. Ltd.	6,167	4,603
		6,654
Total Hong Kong – 6.4%		**$13,859**
Italy		
Consumer Discretionary – 3.8%		
Mediaset S.p.A.	1,980	8,168
Industrials – 0.3%		
Fiat Industrial S.p.A.	89	603
Total Italy – 4.1%		**$ 8,771**
Japan		
Consumer Discretionary – 7.2%		
Honda Motor Co. Ltd.	191	5,231
SANKYO Co. Ltd.	188	7,003
Sega Sammy Holdings, Inc.	299	3,261
		15,495
Total Japan – 7.2%		**$15,495**
Luxembourg		
Energy – 2.8%		
Tenaris S.A.	486	6,059
Total Luxembourg – 2.8%		**$ 6,059**
Netherlands		
Industrials – 1.0%		
TNT Express N.V.	235	2,112
Total Netherlands – 1.0%		**$ 2,112**
South Korea		
Consumer Discretionary – 3.3%		
Hyundai Motor Co.	54	7,252
Information Technology – 0.6%		
Samsung Electronics Co. Ltd.	1	1,222
Materials – 5.6%		
POSCO	61	11,751
POSCO ADR	7	336
		12,087
Total South Korea – 9.5%		**$20,561**
Switzerland		
Energy – 1.0%		
Transocean Ltd.	243	$ 2,217
Total Switzerland – 1.0%		**$ 2,217**
United Kingdom		
Industrials – 3.3%		
G4S plc	2,059	5,636
Weir Group plc (The)	90	1,437
		7,073
Total United Kingdom – 3.3%		**$ 7,073**
United States		
Consumer Discretionary – 3.9%		
GameStop Corp., Class A	113	3,579
TRI Pointe Group, Inc. (A)	413	4,861
		8,440
Energy – 4.4%		
Apache Corp.	87	4,232
Rowan Cos., Inc.	325	5,239
		9,471
Financials – 20.5%		
American International Group, Inc.	330	17,835
Bank of America Corp.	652	8,815
Berkshire Hathaway, Inc., Class B (A)	24	3,462
Citigroup, Inc. (B)	341	14,247
		44,359
Health Care – 1.2%		
McKesson Corp.	16	2,494
Information Technology – 3.4%		
Microsoft Corp.	132	7,307
Total United States – 33.4%		**$ 72,071**
TOTAL COMMON STOCKS – 93.0%		**$200,707**
(Cost: $198,569)		

PREFERRED STOCKS	Shares	Value
United States		
Energy – 1.5%		
Chesapeake Energy Corp., 5.750%, Cumulative	19	3,338
Total United States – 1.5%		**$ 3,338**
TOTAL PREFERRED STOCKS – 1.5%		**$ 3,338**
(Cost: $14,904)		

Ivy Cundill Global Value Fund (in thousands)

CORPORATE DEBT SECURITIES	Principal	Value
Canada		
Telecommunication Services – 3.5%		
BlackBerry Ltd., Convertible		
6.000%, 11-13-20	$ 7,020	$7,507
Total Canada – 3.5%		**$7,507**
TOTAL CORPORATE DEBT SECURITIES – 3.5%		**$7,507**
(Cost: $7,020)		

OTHER GOVERNMENT SECURITIES (C)	Principal	Value
Greece – 0.1%		
Hellenic Republic:		
2.000%, 2-24-23 (D)	EUR18	15
2.000%, 2-24-24 (D)	18	14
2.000%, 2-24-25 (D)	18	14
2.000%, 2-24-26 (D)	18	14
2.000%, 2-24-27 (D)	18	13
2.000%, 2-24-28 (D)	19	14
2.000%, 2-24-29 (D)	EUR19	$ 14
2.000%, 2-24-30 (D)	19	14
2.000%, 2-24-31 (D)	19	13
2.000%, 2-24-32 (D)	19	13
2.000%, 2-24-33 (D)	19	13
2.000%, 2-24-34 (D)	19	13
2.000%, 2-24-35 (D)	19	13
2.000%, 2-24-36 (D)	19	12
2.000%, 2-24-37 (D)	19	12
2.000%, 2-24-38 (D)	19	12
2.000%, 2-24-39 (D)	19	12
2.000%, 2-24-40 (D)	19	12
2.000%, 2-24-41 (D)	19	12
2.000%, 2-24-42 (D)	19	12
0.000%, 10-15-42 (D) (E)	378	1
		262
TOTAL OTHER GOVERNMENT SECURITIES – 0.1%		$262
(Cost: $96)		

SHORT-TERM SECURITIES	Principal	Value
United States Government Agency Obligations – 2.2%		
Overseas Private Investment Corp. (GTD by U.S. Government):		
0.360%, 4-6-16 (F)	$ 691	$ 692
0.400%, 4-6-16 (F)	1,303	1,303
0.400%, 4-7-16 (F)	2,500	2,500
0.360%, 4-7-16 (F)	333	333
		4,828
TOTAL SHORT-TERM SECURITIES – 2.2%		**$ 4,828**
(Cost: $4,828)		
TOTAL INVESTMENT SECURITIES – 100.3%		**$216,642**
(Cost: $225,417)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3)%		**(718)**
NET ASSETS – 100.0%		**$215,924**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $1,614 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(C)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(D)Principal amounts are denominated in the indicated foreign currency, where applicable (EUR — Euro).

(E)Zero coupon bond.

(F)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2016:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Euro	20,710	U.S. Dollar	22,529	4-15-16	Morgan Stanley International	$—	$1,045
Japanese Yen	1,000,000	U.S. Dollar	8,273	4-27-16	Morgan Stanley International	—	619
Japanese Yen	565,000	U.S. Dollar	5,022	5-18-16	Morgan Stanley International	—	5
British Pound	2,435	U.S. Dollar	3,552	5-13-16	State Street Global Markets	54	—
Euro	1,805	U.S. Dollar	2,000	5-20-16	State Street Global Markets	—	56
						$54	$1,725

Ivy Cundill Global Value Fund *(in thousands)* MARCH 31, 2016

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$200,707	$ —	$—
Preferred Stocks	514	2,824	—
Corporate Debt Securities	—	7,507	—
Other Government Securities	—	262	—
Short-Term Securities	—	4,828	—
Total	$201,221	$15,421	$—
Forward Foreign Currency Contracts	$ —	$ 54	$—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 1,725	$—

During the year ended March 31, 2016, securities totaling $9,127 were transferred from Level 3 to Level 2 due to increased availability of observable market data due to increased market activity or information for these securities. Transfers out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Level 1 and 2 during the year.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification	
(as a % of net assets)	
Financials	32.9%
Consumer Discretionary	26.0%
Energy	11.4%
Industrials	10.9%
Materials	7.4%
Information Technology	4.7%
Telecommunication Services	3.5%
Health Care	1.2%
Other Government Securities	0.1%
Other+	1.9%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Christopher J. Parker

Below, Christopher J. Parker, CFA, portfolio manager of Ivy Dividend Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2016. He has managed the Fund since August 2014 and has 20 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2016	
Ivy Dividend Opportunities Fund (Class A shares at net asset value)	–4.65%
Ivy Dividend Opportunities Fund (Class A shares including sales charges)	–10.12%
Benchmark(s) and/or Lipper Category	
Russell 1000 Index (generally reflects the performance of stocks that represent the equity market)	0.50%
Lipper Equity Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–1.48%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key drivers

The Russell 1000 Index, the Fund's benchmark was roughly flat, and Lipper Equity Income Funds peer group was down slightly over the past fiscal year. During the period, we entered a new chapter with respect to post global financial crisis monetary policy — divergence. Over the course of 2015, the U.S. Federal Reserve (Fed) prepared the market for an eventual increase in the Fed Funds rate, with the first hike occurring at the December meeting. Simultaneously, European policymakers began to make good on a long-standing promise to do "whatever it takes," commencing a quantitative easing program that drove sovereign rates into negative territory for several nations. This division in policy caused the dollar to rise against the Euro, aiding Eurozone activity while dampening U.S. industrial activity. Adding an incremental variable, China allowed a "controlled" (we use the quotes as it was not well controlled at all) devaluation of the Yuan over the summer of 2015, while moving to alter its currency peg to a trade-weighted basket and away from the dollar. This was one of several unexpected or questionable moves, ranging from fueling a stock market bubble that eventually burst to doubling-down on deficit funded economic stimulus. All of this was done on the part of a central government that was working hard to steer a clearly slowing economy. Finally, a series of competitive devaluations across a number of emerging market nations layered another dimension into the mix. This confluence of actions marks a shift from the past several years when virtually every major central bank was executing some form of stimulus designed to add fuel to the global economy. Now the objective functions and actions of various players have begun to move in differing and sometimes opposing directions. This creates a new policy management dynamic, whereby players must think more deeply about the impact of actions on various other parties, and the response function of those parties when considering the appropriate course of action to achieve their own individual objectives. In our mind, with the global economy at such a sluggish level of growth this increases the risks of a policy error. We believe this increases uncertainty across the system, is likely to drive higher volatility and reduces the odds of higher valuations across equity markets.

The strongest performing sectors over the past year were telecommunications, utilities and consumer staples. These sectors feature a combination of above average dividend yields and reasonably predictable earnings (albeit with a fairly low level of growth in the earnings over time), making them attractive to investors seeking some basic certainty of return in uncertain times. Each of these sectors rose by over 10% over the course of the past fiscal year. In the case of telecommunications and utilities, a large amount of this return was realized in first quarter 2016. In our view, this move was not in response to an improvement in fundamentals, but was instead fueled by the flow of capital to income-generating securities in response to deeper moves into negative rates in Europe and an initial move negative in Japan. Though these sectors generate favorable levels of current income, the Fund has been underweight these areas as we have found valuations underwhelming relative to fundamentals (in particular for certain consumer staples stocks), and opportunities for dividend growth (a key part of our process) to be limited in telecommunications and utilities. If overall corporate earnings growth is materially slower than we expect over a longer duration (and not simply due to sharp negative earnings in energy and the translation drag of a stronger dollar), then our reluctance to participate in this space will have been misplaced.

On the other end of the spectrum, energy was the worst performing sector over the past 12 months, though performance in energy equities has turned positive in the first quarter of 2016. The issues in the energy sector are now well-trodden ground, as are the collateral impacts on the industrials sector. The proverbial tide has now flowed out, revealing what has been hiding below the waterline. While the path to recovery is still uncharted, we have a clear sense of where the unanticipated exposure existed. Additionally, we believe we have now learned the cash flow and earnings break-evens and pain points for the various participants. Within the past several months the banking system has entered a discovery process with respect to energy-related credit losses. The ultimate loss content has not been fully flushed out and is an equation incorporating (amongst many variables) time, any potential double-dip in the price of crude below $30 (which appears to be the level that creates substantial stress from a credit viewpoint), and the ability of exploration and production (E&P) companies and others to repair balance sheets via secondary equity offerings. The propagation of the downturn in the energy sector onto bank balance sheets was a factor that caused the financials sector to decline over the past fiscal year in spite of the Fed finally raising interest rates at its December meeting. It appears crude has bottomed and is beginning a recovery process, though the durability and pace will be a function of the resilience of global demand and capital discipline on the part of U.S. E&Ps — both of which are subject to debate. We believe overall recovery in the commodity and in activity levels will be uneven and likely more of a 2017-2018 event, though numerous equities in the space and adjacent areas seem to be discounting something much sooner.

Contributors and detractors

The Fund underperformed its benchmark and peer group for the fiscal year ended March 31, 2016. From a sector allocation viewpoint, the Fund benefited from being underweight energy over the course of the fiscal year. The Fund's overweight in the health care sector and underweights in utilities and telecommunication services negatively impacted performance. Performance in the health care sector was adversely impacted by rising political rhetoric with respect to drug pricing and availability — which was exacerbated by company-specific issues related to pricing activity and possible accounting and internal control issues at Valeant Pharmaceuticals (not a Fund holding). Relative to the benchmark, the Fund was significantly underweight technology, a sector that performed well. However, a fair portion of the universe of technology stocks within the benchmark does not fall within our investable universe (as they do not generate dividends). When adjusted for this factor, technology was a neutral from a sector allocation view.

From an individual stock perspective, McDonald's Corp. was the most favorable contributor to Fund performance. The quick service restaurant chain took significant action under its new CEO to improve operating performance, rationalize costs and manage its capital structure more optimally. Microsoft Corp. also performed well, as the growth in its cloud services business began to gain steam and positively impacted financial results. Philip Morris International, Time Warner Cable and PPL Corp. rounded out the top five relative contributors.

The worst contributors from a relative performance perspective were highlighted by three names in energy: Master Limited Partnership (MLP) holdings Energy Transfer Equity and Markwest Energy Partners, and E&P holding Devon Energy. (These three names are no long Fund holdings). While we were correct in being underweight in energy over the course of the fiscal year, we over-estimated the defensiveness of MLPs and under-estimated the degree to which the migration of credit goal posts would impact MLPs. For each of the energy equities alluded to, the sensitivity around leverage and credit was exacerbated by merger activity and/or asset purchases that weakened the future credit profile of each. This dynamic was worsened by a slower than necessarily rationalization of future growth programs in light of the evolving investment and credit landscape across the sector. Citigroup Inc. and Teva Pharmaceuticals were also noteworthy detractors from relative performance over the past fiscal year.

Strategy and outlook

Our outlook for equities remains neutral to cautious. We believe weak or negative earnings growth is likely to persist in the near-term before eventually improving, and valuations could have a hard time increasing due to slow growth and the reappearance of substantial monetary policy uncertainty.

Over the past 6 -12 months our view on overall earnings growth has been fairly negative as we felt the impact of the downturn in energy, rising U.S. dollar and slowing global growth would all be negatives for profitability. We remain of a view that earnings growth over the next one to two quarters will be negative to flat at best. The accounting impact of currency is no longer a headwind at current exchange rates, but energy remains a drag for E&Ps, oil services, parts of the industrials complex and now financials as credit costs hit bank income statements. We anticipate a positive inflection in earnings as these headwinds subside later in 2016. Upside drivers to growth look limited beyond cycling against easy comparisons. U.S. corporate spending is back toward the upper band of historical ranges. Thus, barring an acceleration in revenues, we would expect growth in corporate spending to be muted. U.S. consumers have received the benefit of an "energy cost cut," wage data has been favorable and employment trends remain good — though the quality of job creation in this recovery has been mediocre (especially with relatively higher paying jobs in the energy patch having dried up). We believe consumer trends should remain favorable, but are skeptical of a large uptick in spending that could fuel a notable increase in overall corporate earnings.

From a global growth perspective, we remain concerned that economic growth in China could be a source of downside risk given the law of large numbers, declining returns on stimulus and increasing financial leverage across the economy. Trees do not grow to the sky, and trees rooted in leverage sometimes topple. The near-term risk of a devaluation and possible round of competitive responses from others in the region looks to have ebbed, but remains a non-zero risk over time in our minds. Economic activity in Europe is creeping upward from a low level of growth as stimulus, time and improved confidence (off low levels) are having positive effects. Sustainability is still a crucial unanswered question.

Market valuations using a variety of criteria do not appear especially compelling outside of certain sectors within health care. Even when adjusting for sectors and sub-sectors of the market that are generating losses (such as energy), which would mathematically inflate multiples, valuations are not broadly compelling. We believe this combination of fair to elevated valuation metrics and increasingly macro uncertainty will drive volatility within the equity markets and act to dampen the potential for multiple expansion without some mitigation of those macro risk factors. In summary, we have muted expectations at best as earnings growth is sluggish, upside from multiple expansion looks limited and macro risks have re-emerged — even if they have dropped out of the headlines for now.

The Fund's basic objective and strategy remains unchanged. We are seeking to provide investors with an above-average dividend yield, better growth in income than the market as a whole and attractive capital appreciation. To accomplish this objective we employ two broad strategies. The first is to seek companies trading at an above-average yield that also feature a compelling valuation based on cash flow. The combination of these factors typically indicates skepticism regarding some aspect of a company's future prospects, and is a fertile hunting ground for attractive investments. To enhance the return profile of this strategy and incrementally mitigate value trap risk we apply the additional criteria of being able to grow income to shareholders at a faster rate than average rate over time. The second broad strategy centers on companies with the potential to grow their dividend at a rate well above the market over a multi-year period. We focus on two sub-groups within this strategy. First companies in the midst of a change in the social contract with shareholders whereby capital management and return of capital is being increasingly emphasized. Such a substantial increase in payout drives strong growth in income, and a possibility for a positive re-rating due to a more favorable stance toward shareholders. The second sub-group focuses on rapid dividend growth at a reasonable price. This growth can come from either a durable pace of notably above-average earnings growth, or a combination of strong earnings growth and a steadily increasing payout of earnings to shareholders. We have no prescriptive policy with respect to how the Fund will be positioned across these approaches, beyond the general viewpoint that over time the majority of the Fund's assets are expected to be deployed in the high yield, attractive valuation arena as this is generally the most robust universe of opportunities. However, if at times we find dividend growth focused names feature greater return potential or more attractive fundamental characteristics our approach would skew more toward this direction (though we would generally not expect this area to be the bulk of the Fund's assets over time).

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investments. Dividend-paying instruments may not experience the same price appreciation as non-dividend paying investments. There is no guarantee that the companies in which the Fund invests will declare dividends in the future or that dividends, if declared, will remain at current levels or increase over time. The amount of any dividend paid by the company may fluctuate significantly. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Ivy Dividend Opportunities Fund's performance.

Ivy Dividend Opportunities Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	**90.1%**
Financials	17.5%
Health Care	14.7%
Information Technology	13.3%
Industrials	13.1%
Consumer Discretionary	11.4%
Consumer Staples	8.5%
Materials	5.1%
Energy	4.4%
Utilities	2.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**9.9%**

Lipper Rankings

Category: Lipper Equity Income Funds	Rank	Percentile
1 Year	392/510	77
3 Year	247/408	61
5 Year	263/303	87
10 Year	145/200	73

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Pfizer, Inc.	Health Care	Pharmaceuticals
Microsoft Corp.	Information Technology	Systems Software
Teva Pharmaceutical Industries Ltd. ADR	Health Care	Pharmaceuticals
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Applied Materials, Inc.	Information Technology	Semiconductor Equipment
Philip Morris International, Inc.	Consumer Staples	Tobacco
General Electric Co.	Industrials	Industrial Conglomerates
CVS Caremark Corp.	Consumer Staples	Drug Retail
American International Group, Inc.	Financials	Multi-Line Insurance
Medtronic plc	Health Care	Health Care Equipment

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Dividend Opportunities Fund

(UNAUDITED)



Ivy Dividend Opportunities Fund, Class A Shares(1) $15,442
Russell 1000 Index $19,778
$25,000
$20,000
$15,000
$10,000
$5,000
$0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class R	Class R6	Class Y
1-year period ended 3-31-16	-10.12%	-8.79%	-5.26%	-10.08%	-4.27%	-4.87%	-4.16%	-4.53%
5-year period ended 3-31-16	5.13%	5.35%	5.65%	5.04%	6.73%	—	—	6.46%
10-year period ended 3-31-16	4.44%	4.30%	4.34%	—	—	—	—	5.19%
Since Inception of Class through 3-31-16[5]	—	—	—	3.51%	4.71%	9.46%	1.39%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Dividend Opportunities Fund (in thousands)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Advertising – 1.6%		
Omnicom Group, Inc.	68	$ 5,635
Apparel Retail – 1.4%		
Limited Brands, Inc.	60	5,269
Cable & Satellite – 2.9%		
Comcast Corp., Class A	139	8,502
Time Warner Cable, Inc.	10	1,944
		10,446
Home Improvement Retail – 1.8%		
Home Depot, Inc. (The)	49	6,518
Housewares & Specialties – 1.3%		
Newell Rubbermaid, Inc.	106	4,715
Restaurants – 2.4%		
McDonalds Corp.	68	8,552
Total Consumer Discretionary – 11.4%		**41,135**
Consumer Staples		
Brewers – 1.6%		
Anheuser-Busch InBev S.A. ADR	46	5,709
Drug Retail – 2.5%		
CVS Caremark Corp.	89	9,258
Packaged Foods & Meats – 1.7%		
Unilever plc (A)	137	6,194
Tobacco – 2.7%		
Philip Morris International, Inc.	99	9,733
Total Consumer Staples – 8.5%		**30,894**
Energy		
Integrated Oil & Gas – 1.7%		
Occidental Petroleum Corp.	89	6,121
Oil & Gas Equipment & Services – 0.9%		
Halliburton Co.	89	3,186
Oil & Gas Exploration & Production – 1.8%		
Noble Energy, Inc.	213	6,678
Total Energy – 4.4%		**15,985**
Financials		
Diversified Banks – 1.8%		
Wells Fargo & Co.	133	6,408

COMMON STOCKS (Continued)	Shares	Value
Industrial REITs – 1.7%		
ProLogis	139	$ 6,143
Investment Banking & Brokerage – 1.5%		
Morgan Stanley	215	5,388
Multi-Line Insurance – 2.5%		
American International Group, Inc.	168	9,094
Other Diversified Financial Services – 5.6%		
Citigroup, Inc.	181	7,567
JPMorgan Chase & Co.	216	12,786
		20,353
Property & Casualty Insurance – 1.7%		
ACE Ltd.	53	6,291
Regional Banks – 0.3%		
PNC Financial Services Group, Inc. (The)	13	1,087
Specialized REITs – 2.4%		
Crown Castle International Corp.	100	8,663
Total Financials – 17.5%		**63,427**
Health Care		
Health Care Equipment – 2.5%		
Medtronic plc	119	8,951
Managed Health Care – 1.6%		
Anthem, Inc.	41	5,733
Pharmaceuticals – 10.6%		
Bristol-Myers Squibb Co.	116	7,392
Pfizer, Inc.	574	17,022
Teva Pharmaceutical Industries Ltd. ADR	263	14,057
		38,471
Total Health Care – 14.7%		**53,155**
Industrials		
Aerospace & Defense – 4.1%		
BAE Systems plc (A)	704	5,146
Boeing Co. (The)	23	2,970
Honeywell International, Inc.	58	6,516
		14,632
Commercial Printing – 2.1%		
Corrections Corp. of America	240	7,676
Industrial Conglomerates – 2.7%		
General Electric Co.	305	9,694

COMMON STOCKS (Continued)	Shares	Value
Industrial Machinery – 1.3%		
Eaton Corp.	77	$ 4,830
Railroads – 1.8%		
Union Pacific Corp.	84	6,647
Research & Consulting Services – 1.1%		
Nielsen Holdings plc	75	3,947
Total Industrials – 13.1%		**47,426**
Information Technology		
Communications Equipment – 1.2%		
Harris Corp.	57	4,446
Data Processing & Outsourced Services – 1.5%		
Paychex, Inc.	101	5,460
Semiconductor Equipment – 3.1%		
Applied Materials, Inc.	533	11,281
Semiconductors – 3.3%		
Cypress Semiconductor Corp.	626	5,424
Texas Instruments, Inc.	116	6,672
		12,096
Systems Software – 4.2%		
Microsoft Corp.	272	15,009
Total Information Technology – 13.3%		**48,292**
Materials		
Diversified Chemicals – 2.1%		
PPG Industries, Inc.	67	7,431
Industrial Gases – 1.9%		
Air Products and Chemicals, Inc.	47	6,770
Paper Products – 1.1%		
International Paper Co.	101	4,133
Total Materials – 5.1%		**18,334**
Utilities		
Electric Utilities – 2.1%		
PPL Corp.	196	7,477
Total Utilities – 2.1%		**7,477**
TOTAL COMMON STOCKS – 90.1%		**$326,125**
(Cost: $267,049)		

Ivy Dividend Opportunities Fund *(in thousands)* MARCH 31, 2016

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 8.9%		
Baxter International, Inc., 0.720%, 4-5-16	$5,000	$ 5,000
Danaher Corp., 0.450%, 4-6-16	4,000	4,000
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.), 0.490%, 4-22-16	4,000	3,999
John Deere Canada ULC (GTD by Deere & Co.), 0.320%, 4-12-16	5,000	4,999
NBCUniversal Enterprise, Inc., 0.770%, 4-5-16	3,000	3,000
Novartis Finance Corp. (GTD by Novartis AG), 0.350%, 4-18-16	2,500	2,499
Rockwell Automation, Inc., 0.610%, 4-1-16	2,984	2,984
United Technologies Corp., 0.680%, 4-6-16	2,867	2,867
W.W. Grainger, Inc., 0.340%, 4-4-16	3,000	3,000
		32,348
Master Note – 0.9%		
Toyota Motor Credit Corp., 0.443%, 4-6-16 (C)	$3,143	$ 3,143
TOTAL SHORT-TERM SECURITIES – 9.8%		$ 35,491
(Cost: $35,490)		
TOTAL INVESTMENT SECURITIES – 99.9%		$361,616
(Cost: $302,539)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		468
NET ASSETS – 100.0%		$362,084

Notes to Schedule of Investments

(A)Listed on an exchange outside the United States.

(B)Rate shown is the yield to maturity at March 31, 2016.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$326,125	$ —	$ —
Short-Term Securities	—	35,491	—
Total	$326,125	$ 35,491	$ —

During the year ended March 31, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.

Ivy Emerging Markets Equity Fund


(UNAUDITED)


Frederick Jiang


Jonas Krumplys

Below, Frederick Jiang, CFA, and Jonas M. Krumplys, CFA, portfolio managers of Ivy Emerging Markets Equity Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2016. Mr. Jiang has 22 years in the industry and 12 years with the Fund. Mr. Krumplys has 34 years in the industry and two years with the Fund. Effective May 14, 2016, Frederick Jiang will no longer serve as a co-portfolio manager of the Fund.

Fiscal Year Performance

For the 12 Months Ended March 31, 2016	
Ivy Emerging Markets Equity Fund (Class A shares at net asset value)	–14.49%
Ivy Emerging Markets Equity Fund (Class A shares including sales charges)	–19.41%
Benchmark(s) and/or Lipper Category	
MSCI Emerging Markets Index (generally reflects the performance of stocks across emerging market countries worldwide)	–12.03%
Lipper Emerging Markets Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–11.54%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Volatile markets driven by policy makers

Slowing global growth was exacerbated by what many considered to be missteps of policy makers across the globe. In China, policy makers surprised the world with a one-off currency devaluation in August 2015 and a mishandled intervention after crashes in its onshore (A share) stock market both in the summer and at the beginning of 2016. These actions combined with the U.S. Federal Reserve (Fed) taking an on-again, off-again start to raising interest rates caused global equity investors to go through what turned out to be the worst start to a calendar year in many decades. Once investors realized that China was not going to sharply devalue its currency and that the Fed was not going to raise rates dramatically, calm returned to the equity, fixed income, currency and commodity markets. Most global central banks continued to cut interest rates to stimulate demand in their economies. Earlier this year the Bank of Japan followed other European banks into negative interest rate territories. Nearly a quarter of the world's economies are now at below zero interest rates. It is unclear what the unintended consequences may be from these policy moves.

Fund allocations drove performance

The Fund had a negative return for the fiscal year and underperformed its benchmark index and peer group average, both of which also had negative returns. Absolute and relative performance was hurt by overweight positions in Chinese and Indian equities. The issues with policy makers in China and the disappointing pace of economic reforms in these countries led to disappointing performance in both markets. We have subsequently cut back exposure to both.

The Fund was overweight versus the benchmark index in Russian equities (7% of assets under management at year end). That economy has been mired in a deep recession with a high inflation rate. At the trough, the combination of European Union (EU) and U.S. economic sanctions tied to Russia's moves in the Ukraine and the crash in global oil prices pushed GDP growth to mid-single digit declines and inflation rates to the high-teens. Recent figures show a significant improvement in these statistics, with GDP forecast at or near a positive figure by the end of 2016. Inflation has eased to high single digits and we think it is likely to improve through the balance of the year. We also expect the Russian Central Bank to begin lowering interest rates later this year.

We also are overweight Brazilian equities in the Fund (10% of assets under management at year end). The economy is in the second year of a sharp slowdown. The combination of high inflation, weak domestic growth and the inability of the government to implement fiscal reforms would not necessarily lead to strong investment opportunities. However, investor sentiment has shifted well before economic statistics have improved. There may be a significant change to Brazil's prospects as a widespread corruption scandal has put the country's president at risk of impeachment and potentially hundreds of top politicians and corporate executives at risk of criminal charges. Although Brazilian President Dilma Rouseff may survive the first attempt to impeach her, we think the negative information leaked to the press makes it unlikely she will complete her second term in office. We also think the Brazilian equity market and currency market will continue to outperform if there is a change in government in a reasonably short period of time. Depending on how a new government was structured, we believe there is the potential for the economy to begin a slow return to growth and offer longer-term investment opportunities.

We typically have used foreign currency hedges to protect the Fund from losses from the depreciation of local currencies versus the U.S. dollar. We bought the Malaysian ringgit, South African rand and Mexican peso late in the fiscal year. We think these commodity-driven currencies are undervalued and represent attractive investments.

Key contributors to the Fund's performance were Sberbank Russia, Russia's largest bank with dominant shares in retail and corporate banking; Raia Drogasil S.A. (RD), Brazil's largest drugstore chain which has been able accelerate new store openings at prime locations; and Celltrion, Inc., a South Korea-based biotechnology company which has received approvals for biosimilar products in the EU and U.S.

Key detractors to performance were CAR Inc., China's largest auto rental company which generated disappointing fleet growth; Red Star Macalline Group, a developer and operator of malls and retail home improvement outlets; and Larsen & Toubro Ltd, India's largest infrastructure and engineering firm. At the end of the fiscal year, Sberbank, Raia Drogasil and Celltrion were among the top ten holdings of the Fund. CAR Inc. and Red Star Macalline were not held as of the period's end. The Larsen & Toubro position was substantially decreased.

Outlook

As has been the case since the global financial crisis, geopolitics and central bank policy moves are likely to drive market performance. Among the key issues to follow for the balance of the year are the potential impeachment of Brazil's president, the potential for the U.K. to vote to leave the EU, the U.S. presidential election in November, the potential for unintended consequences of negative interest rates in Japan and across Europe, the question of whether the Organization of Petroleum Exporting Countries and Russia can stabilize global energy markets, and concerns about the handling of a wave of refugees and migrants into Europe and its neighbors.

We have positioned the Fund for a low-growth global environment. For the near term, we believe that the worst is behind us for a potential currency war and energy sector collapse. We will continue to emphasize investments in companies that have strong local market positions.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. The value of the Fund's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations.

Investments in countries with emerging economies or securities markets may carry greater risk than investments in more developed countries. Political and economic structures in many such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of more developed countries. Investments in securities issued in these countries may be more volatile and less liquid than securities issued in more developed countries. These and other risks are more fully described in the Fund's prospectus.

In early 2014, economic sanctions were imposed on Russian officials and banks following Russia's annexation of the Ukrainian territory of Crimea. Such events and resulting sanctions could negatively affect the value of the Fund's investments in Russian securities.

The Shanghai-Hong Kong Stock Connect Program (Connect Program) is subject to quota limitations, and an investor cannot purchase and sell the same security on the same trading day, which may restrict the Fund's ability to invest in China A-shares through the Connect Program and to enter into or exit trades on a timely basis. The Shanghai market may be open at a time when the Connect Program is not trading, with the result that prices of China A-shares may fluctuate at times when the Fund is unable to add to or exit its position. Only certain China A-shares are eligible to be accessed through the Connect Program. Such securities may lose their eligibility at any time, in which case they could be sold, but could no longer be purchased through the Connect Program.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Emerging Markets Equity Fund's performance.

Ivy Emerging Markets Equity Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	**84.3%**
Information Technology	20.1%
Financials	16.0%
Materials	9.5%
Consumer Staples	8.6%
Consumer Discretionary	8.6%
Health Care	5.9%
Energy	5.6%
Industrials	4.4%
Utilities	4.1%
Telecommunication Services	1.5%
Purchased Options	**0.6%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**15.1%**

Lipper Rankings

Category: Lipper Emerging Markets Funds	Rank	Percentile
1 Year	656/816	81
3 Year	36/573	7
5 Year	127/400	32
10 Year	46/163	29

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Pacific Basin	**57.6%**
South Korea	17.5%
China	12.6%
India	9.2%
Taiwan	8.1%
Indonesia	3.9%
Other Pacific Basin	6.3%
South America	**8.2%**
Brazil	8.2%
Europe	**7.4%**
Russia	5.8%
Other Europe	1.6%
Other	**5.9%**
South Africa	4.3%
Israel	1.6%
North America	**5.2%**
Mexico	3.8%
Other North America	1.4%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Purchased Options	**15.7%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Samsung Electronics Co. Ltd.	South Korea	Information Technology	Semiconductors
Sberbank of Russia ADR	Russia	Financials	Diversified Banks
Naspers Ltd., Class N	South Africa	Consumer Discretionary	Cable & Satellite
Raia Drogasil S.A.	Brazil	Consumer Staples	Drug Retail
Taiwan Semiconductor Manufacturing Co. Ltd.	Taiwan	Information Technology	Semiconductors
Celltrion, Inc.	South Korea	Health Care	Pharmaceuticals
Korea Electric Power Corp.	South Korea	Utilities	Electric Utilities
Fosun International Ltd.	Hong Kong	Materials	Steel
LG Chem Ltd.	South Korea	Materials	Commodity Chemicals
Tencent Holdings Ltd.	China	Information Technology	Internet Software & Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Emerging Markets Equity Fund

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Ivy Emerging Markets Equity Fund, Class A Shares(1) $13,363
MSCI Emerging Markets Index $13,459
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class E(5)	Class I	Class R	Class R6	Class Y
1-year period ended 3-31-16	-19.41%	-18.75%	-15.20%	-19.32%	-14.30%	-14.82%	-14.20%	-14.48%
5-year period ended 3-31-16	-4.02%	-4.15%	-3.67%	-3.75%	-2.48%	—	—	-2.74%
10-year period ended 3-31-16	2.94%	2.62%	2.75%	—	—	—	—	3.77%
Since Inception of Class through 3-31-16(6)	—	—	—	1.32%	2.14%	-0.64%	-7.98%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)Class E shares are not currently available for investment.

(6)4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Emerging Markets Equity Fund (in thousands) MARCH 31, 2016

COMMON STOCKS	Shares	Value
Brazil		
Consumer Staples – 4.6%		
Hypermarcas S.A. (A)	1,245	$ 9,704
Raia Drogasil S.A.	1,014	14,713
		24,417
Financials – 1.8%		
Itau Unibanco Holdings S.A.	1,089	9,422
Materials – 1.8%		
Vale S.A.	2,329	9,889
Total Brazil – 8.2%		**$43,728**
China		
Consumer Discretionary – 1.7%		
Bona Film Group Ltd. ADR (A)(B)	213	2,887
JD.com, Inc. ADR (A)	224	5,936
		8,823
Consumer Staples – 1.9%		
WH Group Ltd. (A)	13,772	9,977
Financials – 2.0%		
China Overseas Land & Investment Ltd.	3,362	10,640
China Overseas Property Holdings Ltd. (A)	771	112
		10,752
Health Care – 1.8%		
CSPC Pharmaceutical Group Ltd.	10,873	9,840
Industrials – 1.5%		
AviChina Industry & Technology Co. Ltd., H Shares	10,448	7,838
Information Technology – 2.1%		
Tencent Holdings Ltd.	553	11,292
Utilities – 1.6%		
China Gas Holdings Ltd.	5,868	8,654
Total China – 12.6%		**$67,176**
Hong Kong		
Materials – 2.5%		
Fosun International Ltd.	9,203	13,097
Total Hong Kong – 2.5%		**$13,097**
India		
Consumer Discretionary – 2.4%		
Maruti Suzuki India Ltd.	136	7,651
Page Industries Ltd.	30	5,477
		13,128
Consumer Staples – 1.1%		
ITC Ltd.	1,141	5,658
Energy – 1.1%		
Coal India Ltd.	1,308	$ 5,767
Financials – 2.4%		
Axis Bank Ltd.	876	5,876
HDFC Bank Ltd.	435	7,034
		12,910
Industrials – 1.1%		
Larsen & Toubro Ltd.	318	5,839
Information Technology – 1.1%		
HCL Technologies Ltd.	492	6,046
Total India – 9.2%		**$49,348**
Indonesia		
Financials – 3.1%		
PT Bank Mandiri (Persero) Tbk	13,018	10,112
PT Lippo Karawaci Tbk	81,662	6,435
		16,547
Industrials – 0.8%		
PT Jasa Marga (Persero) Tbk	10,602	4,318
Total Indonesia – 3.9%		**$20,865**
Israel		
Health Care – 1.6%		
Teva Pharmaceutical Industries Ltd. ADR (B)	163	8,714
Total Israel – 1.6%		**$ 8,714**
Mexico		
Industrials – 1.0%		
Promotora y Operadora de Infraestructura S.A.B. de C.V.	379	5,025
Materials – 1.3%		
CEMEX S.A.B. de C.V. (A)	9,598	6,972
Telecommunication Services – 1.5%		
America Movil S.A.B. de C.V., Series L(A)	10,530	8,191
Total Mexico – 3.8%		**$20,188**
Netherlands		
Information Technology – 1.6%		
Yandex N.V., Class A (A)	570	8,736
Total Netherlands – 1.6%		**$ 8,736**
Russia		
Consumer Staples – 1.0%		
Magnit PJSC GDR	135	5,405
Energy – 1.6%		
PJSC LUKOIL	150	5,779
PJSC LUKOIL ADR	68	2,643
		8,422
Financials – 3.2%		
Sberbank of Russia ADR	2,428	$16,899
Total Russia – 5.8%		**$30,726**
South Africa		
Consumer Discretionary – 2.8%		
Naspers Ltd., Class N	108	15,059
Energy – 1.5%		
Sasol Ltd.	272	8,120
Total South Africa – 4.3%		**$23,179**
South Korea		
Financials – 1.4%		
Samsung Fire & Marine Insurance Co. Ltd.	29	7,432
Health Care – 2.5%		
Celltrion, Inc. (A)	140	13,431
Information Technology – 7.2%		
Naver Corp.	16	9,102
Samsung Electronics Co. Ltd.	21	24,081
SK hynix, Inc.	209	5,144
		38,327
Materials – 3.9%		
LG Chem Ltd.	45	12,861
POSCO	43	8,259
		21,120
Utilities – 2.5%		
Korea Electric Power Corp.	250	13,142
Total South Korea – 17.5%		**$93,452**
Taiwan		
Information Technology – 8.1%		
Advanced Semiconductor Engineering, Inc.	4,909	5,712
Catcher Technology Co. Ltd.	737	6,046
Hon Hai Precision Industry Co. Ltd.	2,095	5,520
Largan Precision Co. Ltd.	96	7,442
Taiwan Semiconductor Manufacturing Co. Ltd.	2,860	14,397
Zhen Ding Technology Holding Ltd.	1,793	4,011
		43,128
Total Taiwan – 8.1%		**$43,128**
Thailand		
Consumer Discretionary – 1.7%		
Minor International Public Co. Ltd.	8,551	8,993
Total Thailand – 1.7%		**$ 8,993**

Ivy Emerging Markets Equity Fund (in thousands) MARCH 31, 2016

COMMON STOCKS (Continued)	Shares	Value
Turkey		
Financials – 2.1%		
Akbank T.A.S.	1,959	$ 5,576
Turkiye Garanti Bankasi Anonim Sirketi	1,926	5,633
		11,209
Total Turkey – 2.1%		**$ 11,209**
United States		
Energy – 1.4%		
Halliburton Co. (B)	216	7,730
Total United States – 1.4%		**$ 7,730**
TOTAL COMMON STOCKS – 84.3%		**$450,269**
(Cost: $399,913)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
China Petroleum & Chemical Corp., Call HKD4.40, Expires 4-28-16, OTC (Ctrpty: Citibank N.A.) (C)	7,725	$1,414
iShares MSCI Brazil Capped ETF, Put $25.00, Expires 6-17-16, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	7,778	1,314
iShares MSCI Emerging Markets ETF, Call $35.00, Expires 5-20-16, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	7,776	529
TOTAL PURCHASED OPTIONS – 0.6%		**$3,257**
(Cost: $2,045)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (D) – 4.8%		
Air Products and Chemicals, Inc. 0.380%, 4-18-16	$4,000	$ 3,999
Baxter International, Inc. 0.700%, 4-7-16	5,000	5,000
DTE Gas Co. 0.480%, 4-1-16	2,184	2,184
Essilor International S.A. 0.400%, 5-2-16	5,000	4,998
Rockwell Automation, Inc. 0.550%, 4-7-16	3,000	3,000
St. Jude Medical, Inc. 0.480%, 4-19-16	3,000	2,999
Wisconsin Gas LLC 0.440%, 4-14-16	3,000	3,000
		25,180
Master Note – 0.9%		
Toyota Motor Credit Corp. 0.443%, 4-6-16(E)	4,935	4,935
TOTAL SHORT-TERM SECURITIES – 5.7%		**$ 30,115**
(Cost: $30,114)		
TOTAL INVESTMENT SECURITIES – 90.6%		**$483,641**
(Cost: $432,072)		
CASH AND OTHER ASSETS, NET OF LIABILITIES(B)(F) – 9.4%		**50,261**
NET ASSETS – 100.0%		**$533,902**

Notes to Consolidated Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $14,303 and cash of $3,450 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(C)Exercise prices are denominated in the indicated foreign currency, where applicable (HKD - Hong Kong Dollar).

(D)Rate shown is the yield to maturity at March 31, 2016.

(E)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

(F)Cash of $2,710 is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

The following forward foreign currency contracts were outstanding at March 31, 2016:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Chinese Yuan Renminbi	334,000	U.S. Dollar	50,398	8-19-16	Barclays Capital, Inc.	$ —	$926
U.S. Dollar	17,890	Malaysian Ringgit	72,100	4-26-16	Deutsche Bank AG	676	—
U.S. Dollar	11,688	South African Rand	180,200	4-26-16	Deutsche Bank AG	464	—
U.S. Dollar	19,676	Mexican Peso	343,800	4-26-16	Morgan Stanley International	183	—
						$1,323	$926

Ivy Emerging Markets Equity Fund (in thousands) MARCH 31, 2016

The following written options were outstanding at March 31, 2016 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
China Petroleum & Chemical Corp.	Citibank N.A.	Put	7,725	April 2016	HKD3.60	$ 443	$ (20)
iShares MSCI Brazil Capped ETF	Morgan Stanley & Co., Inc.	Put	7,778	June 2016	$ 19.00	218	(210)
	Morgan Stanley & Co., Inc.	Call	7,778	June 2016	32.00	482	(412)
iShares MSCI Emerging Markets ETF	Morgan Stanley & Co., Inc.	Put	7,776	May 2016	30.00	350	(129)
Lukoil Co. ADR	Morgan Stanley & Co., Inc.	Put	980	June 2016	38.00	798	(235)
YPF Sociedad Amonima ADR	UBS AG	Put	2,000	April 2016	28.00	2,255	(2,050)
						$4,546	$(3,056)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$450,269	$ —	$—
Purchased Options	—	3,257	—
Short-Term Securities	—	30,115	—
Total	$450,269	$33,372	$—
Forward Foreign Currency Contracts	$ —	$ 1,323	$—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 926	$—
Written Options	$ —	$ 3,056	$—

During the year ended March 31, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GDR = Global Depositary Receipts
OTC = Over the Counter

Market Sector Diversification	
(as a % of net assets)	
Information Technology	20.1%
Financials	16.0%
Materials	9.5%
Consumer Staples	8.6%
Consumer Discretionary	8.6%
Health Care	5.9%
Energy	5.6%
Industrials	4.4%
Utilities	4.1%
Telecommunication Services	1.5%
Other+	15.7%

+Includes cash and other assets (net of liabilities), cash equivalents and purchased options

See Accompanying Notes to Financial Statements.

Ivy European Opportunities Fund

(UNAUDITED)



Robert E. Nightingale

Below, Robert E. Nightingale, portfolio manager of the Ivy European Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2016. Mr. Nightingale has managed the Fund since October 2013, and he has 20 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2016	
Ivy European Opportunities Fund (Class A shares at net asset value)	–9.62%
Ivy European Opportunities Fund (Class A shares including sales load)	–14.82%
Benchmark(s) and/or Lipper Category	
MSCI Europe Index (generally reflects the performance of securities representing the European stock market)	–8.44%
Lipper European Region Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–5.76%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

A down year for European markets in U.S. dollars

Global equity markets were volatile in the fiscal year ended March 31, 2016. The global recovery experienced setbacks throughout the year, though we believe the gradual recovery should continue. Global growth for 2016 is expected to be weaker and more uneven than earlier forecasts. In the developed markets, the U.S. is emerging as the main driver for global growth, followed by the U.K. and the eurozone. For the fiscal year, European markets performed poorly, with the Fund's benchmark index down more than 8%. All sectors in the benchmark posted losses for the fiscal year except for consumer staples.

After many false starts, in the fourth quarter of 2015 the U.S. Federal Reserve (Fed) raised rates for the first time since June 2006 despite lackluster economic data. Expectations are high for an additional rate increase in 2016, though the Fed has downplayed the idea of more than one additional rate increase over the course of the year. As a result, the U.S. dollar was mixed relative to major currencies — weaker to the euro and yen but stronger to the British pound. This is not surprising as markets were discounting the change in interest rate policy by the Fed. Monetary policy in Europe and Japan remain very aggressive. Policy heads suggest they are prepared to do more, though the market was disappointed with European Central Bank (ECB) President Mario Draghi's tempered announcement during the December ECB meeting. The ECB lowered deposit rates to -0.3% and expanded its quantitative easing programs. In our opinion, the ECB's monetary posturing is the glue stabilizing the European Union (EU) markets. That said, potential turmoil remains as Britain set June 23 as the date for a referendum on the country's membership in the EU. In early 2015, the chances of a "Brexit" — Britain departing from the EU — seemed remote. Today, largely due to Europe's migration crisis and regulation concerns, the chances of a Brexit have increased. We believe the European market was hurt from a lack of real momentum in reforms and stimulus from the eurozone. This left the market embedded with slow gross domestic product (GDP) growth and political uncertainty in Spain, Italy, France and Germany.

The Middle East was the center of geopolitical strife during the fiscal year. Refugees fleeing the region continued to pour into Europe, while ISIS and other militant Middle Eastern groups were behind deadly attacks on civilians around the world, notably in Europe (Paris and Brussels).

China continues to be a significant driver of investor concern as uncertainty abounds in several areas. Key concerns include the economy's overall global competitiveness; the ability to rotate to a service- and consumption-based economy; and the sustainability of a controlled exchange rate. China's currency was granted SDR (Special Drawing Rights) status by the International Monetary Fund. The country also announced that it would be adjusting its currency from a dollar peg to a "basket" peg, which should help its competiveness as the dollar strengthens with rising interest rates.

The decline in energy prices that started mid-year 2014 gathered steam during the fiscal year, as robust North American production, in addition to the recovery of oil supplies in OPEC nations (Iraq and now Iran), has overwhelmed tepid global demand for the commodity. The continued downgrading of demand growth through the year, along with OPEC's unwillingness to support price levels by curtailing output, led to the rapid decline in price levels. While the sharp fall in oil prices adversely affected the energy sector and oil-producing countries, we believe this will aid consumer-based economies/countries if the price stays at a relatively low level for an extended period.

Portfolio strategy — hits and misses

The Fund underperformed its benchmark and Lipper peer group for the fiscal year ended March 31, 2016. The Fund's sector allocation benefitted performance, with an underweight allocation to the poor-performing financial sector posting large relative gains. Overweight allocations to industrials and information technology aided performance as well. On the other hand, an underweight allocation to consumer staples detracted from performance for the period, as did the Fund's utilization of forward currency contracts. During the fiscal year, the Fund utilized currency hedges to the U.S. dollar ranging from 10-35% of Fund assets in an effort to protect the Fund against a weaker euro and British pound relative to the U.S. dollar. In our view, relatively stronger U.S. growth will likely initiate the further rise of interest rates in the U.S. In addition, the "Brexit" vote could weaken the euro if the referendum results in a move to leave the EU.

Stock selection helped the Fund's performance, with stock picks in industrials, consumer discretionary and consumer staples more than offsetting poor selection in energy (exploration and production) and health care. The Fund's country allocations neither benefitted nor detracted to performance, though strong stock selection in France and the U.S. helped performance.

Positioning

As the fiscal year progressed, we slightly increased our weighting to more defensive sectors versus the benchmark due to slow global growth concerns in China and volatility in credit markets. The Fund increased its allocation to consumer staples and telecommunication services at the expense of information technology and financials. The Fund also lowered its exposure to Switzerland and Italy, while increasing exposure to France and the Netherlands. From a country allocation standpoint, we continue to be overweight French stocks, as we feel investor sentiment will improve and stocks should rebound if business conditions recover in France and in the rest of the world.

The Fund remains overweight industrials and information technology, while underweight energy, financials and materials. We believe our overweight positions provide solid growth prospects, while our underweight allocations tend to have high relative valuations or poor fundamentals. In the industrial sector, we have invested in companies we believe should benefit from the ongoing recovery in Europe and continued growth in the U.S. In information technology, we believe semiconductor chips for smart cars and additional automation, as well as online and mobile payment systems and security, offer the prospect of long-term growth. We are maintaining our underweight position in financials as we believe there are challenges facing European financials due to increased regulation and extremely low interest rates. However, we recognize the low valuations in the area and may reduce our underweight allocation. In our view, our underweight allocation to materials tends to have high relative valuations and poor fundamentals as the emerging-market growth engine sputters.

As calendar year 2016 progresses, we intend to add to holdings we believe will realize secular growth or have better business models in this slow-growth world. In Europe, we expect slow but steady economic growth, which could hinder earnings per share growth. As a result, many of our holdings will have exposure to the faster growing U.S.

Outlook: opportunities exist — some progress, but issues remain

We think global economic growth will remain slow and face additional headwinds by slower-than-anticipated emerging-market growth. We believe monetary policy is likely to remain aggressive for the foreseeable future, but to a lesser extent in the U.S. We think the Fed will continue to raise interest rates in 2016, which will keep the markets on edge. We, as well as many investors, are concerned how the U.S. election will affect the stock market, as policies of the candidates vary on many issues.

Economic and political issues continue to simmer in Europe, which could result in market fluctuations. However, we believe the European economy is on firmer footing and will likely see steady slow expansion over the next 24 months. We are concerned about the recent terrorist attacks and the effects the large refugee influx will have on European politics and the economy. The constant drag of over- indebted governments in southern Europe and the U.K. should limit any fiscal stimulus to the economy. In our view, the European market has started to reflect this reality. We continue to follow policies stemming from Europe, including stimulation, reforms and regulation measures from foreign governments and the ECB. We believe the U.K. referendum on remaining in the EU will be close and will likely put pressure on the currency as the U.K. is running current account and government deficits.

We continue to target sectors, countries and stocks we believe best reflect our mixed economic outlook. We believe lower energy prices will benefit consumer balance sheets. We believe the odds of a recession are low, as there has not been a boom in spending, excluding some property markets around the world. We remain cautious on commodity sensitive areas until we see emerging markets begin to reaccelerate. In our view, the strongest long-term GDP growth should still occur in emerging markets and the U.S. due to better demographics. In an effort to capture this growth, we intend to continue investing in U.S. firms or European multinationals having exposure to the U.S. and/or emerging markets.

We believe China is in a hard landing, and its multi-year rebalancing to a more consumer-based economy, as well as its anticorruption efforts, need to be monitored. In our view, these changes could have lasting impacts throughout the global marketplace in shaping GDP growth, commodity prices and multinational profits based in Europe and the U.S.

As always, we remain focused on stocks that we consider higher quality or improving, which means they offer growth potential and are positioned well in their industries.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. The value of the Fund's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations. Focusing on a single geographic region involves increased currency, political, regulatory and other risks. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The portfolio manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy European Opportunities Fund.

Ivy European Opportunities Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	**99.6%**
Industrials	17.4%
Consumer Staples	15.7%
Financials	14.7%
Health Care	13.8%
Consumer Discretionary	12.2%
Information Technology	7.4%
Telecommunication Services	5.6%
Energy	4.8%
Utilities	4.4%
Materials	3.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**0.4%**

Lipper Rankings

Category: Lipper European Region Funds	Rank	Percentile
1 Year	108/148	73
3 Year	73/107	68
5 Year	59/85	69
10 Year	59/70	84

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**97.8%**
United Kingdom	31.3%
France	28.5%
Germany	8.7%
Netherlands	8.4%
Switzerland	5.5%
Italy	4.0%
Ireland	3.9%
Other Europe	7.5%
North America	**1.8%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**0.4%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Renault S.A.	France	Consumer Discretionary	Automobile Manufacturers
Shire plc	United Kingdom	Health Care	Pharmaceuticals
Societe Generale S.A.	France	Financials	Diversified Banks
Prudential plc	United Kingdom	Financials	Life & Health Insurance
Thales	France	Industrials	Aerospace & Defense
Roche Holdings AG, Genusscheine	Switzerland	Health Care	Pharmaceuticals
Banca Intesa S.p.A.	Italy	Financials	Diversified Banks
Imperial Tobacco Group plc	United Kingdom	Consumer Staples	Tobacco
Safran	France	Industrials	Aerospace & Defense
Axa S.A.	France	Financials	Multi-Line Insurance

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy European Opportunities Fund

(UNAUDITED)



Ivy European Opportunities Fund, Class A Shares(1) $10,123
MSCI Europe Index $12,253
$30,000
$20,000
$10,000
$0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E[5]	Class I	Class R	Class R6	Class Y
1-year period ended 3-31-16	-14.82%	-14.23%	-10.24%	-14.57%	-9.24%	-9.77%	-9.11%	-9.52%
5-year period ended 3-31-16	0.77%	0.64%	1.31%	1.20%	2.53%	—	—	2.26%
10-year period ended 3-31-16	0.12%	-0.05%	0.08%	—	—	—	—	1.03%
Since Inception of Class through 3-31-16[6]	—	—	—	-1.65%	-0.85%	3.28%	-3.77%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)Class E shares are not currently available for investment.

(6)4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy European Opportunities Fund (in thousands) MARCH 31, 2016

COMMON STOCKS	Shares	Value
Belgium		
Consumer Staples – 1.0%		
Ontex Group N.V.	67	$ 2,199
Health Care – 1.0%		
UCB S.A./N.V.	30	2,319
Total Belgium – 2.0%		**$ 4,518**
Denmark		
Health Care – 1.2%		
Novo Nordisk A/S, Class B	50	2,689
Industrials – 0.6%		
Vestas Wind Systems A/S	17	1,209
Total Denmark – 1.8%		**$ 3,898**
France		
Consumer Discretionary – 6.0%		
Compagnie Generale des Etablissements Michelin, Class B	31	3,192
LVMH Moet Hennessy - Louis Vuitton	7	1,186
Renault S.A.	66	6,599
Valeo S.A.	15	2,360
		13,337
Consumer Staples – 1.3%		
Pernod Ricard	27	3,005
Energy – 1.5%		
Total S.A.	73	3,337
Financials – 4.2%		
Axa S.A.	187	4,412
Societe Generale S.A.	136	5,019
		9,431
Industrials – 7.7%		
Compagnie de Saint-Gobain	72	3,159
Dassault Aviation S.A.	1	1,201
European Aeronautic Defence and Space Co.	18	1,195
Safran	63	4,434
Thales	55	4,859
Vinci	32	2,420
		17,268
Information Technology – 4.1%		
Alcatel Lucent, Class A (A)	941	3,514
Cap Gemini S.A.	27	2,535
Ingenico Group	27	3,138
		9,187

COMMON STOCKS (Continued)	Shares	Value
Telecommunication Services – 2.6%		
Orange S.A.	206	$ 3,603
Vivendi Universal	108	2,274
		5,877
Utilities – 1.1%		
Suez Environment Co.	127	2,337
Total France – 28.5%		**$63,779**
Germany		
Health Care – 3.6%		
Bayer AG	25	2,953
Fresenius SE & Co. KGaA	32	2,324
Merck KGaA	33	2,765
		8,042
Industrials – 1.7%		
KION Holding 1 GmbH	45	2,641
KUKA Aktiengesellschaft	11	1,184
		3,825
Information Technology – 2.4%		
Infineon Technologies AG	187	2,661
United Internet AG	54	2,694
		5,355
Telecommunication Services – 1.0%		
Deutsche Telekom AG, Registered Shares	130	2,337
Total Germany – 8.7%		**$19,559**
Ireland		
Consumer Staples – 1.8%		
Glanbia plc	130	2,663
Kerry Group plc, Class A	14	1,307
		3,970
Industrials – 1.0%		
Ryanair Holdings plc	143	2,307
Materials – 1.1%		
CRH plc	88	2,483
Total Ireland – 3.9%		**$ 8,760**
Italy		
Financials – 2.1%		
Banca Intesa S.p.A.	1,671	4,629
Industrials – 1.4%		
Atlantia S.p.A.	108	3,007
Utilities – 0.5%		
Snam S.p.A.	192	1,202
Total Italy – 4.0%		**$ 8,838**

COMMON STOCKS (Continued)	Shares	Value
Netherlands		
Consumer Discretionary – 1.3%		
Koninklijke Philips Electronics N.V., Ordinary Shares	106	$ 3,033
Consumer Staples – 2.2%		
Heineken N.V.	27	2,408
Unilever N.V., Certicaaten Van Aandelen	55	2,443
		4,851
Financials – 1.9%		
ING Groep N.V., Certicaaten Van Aandelen	353	4,273
Industrials – 1.5%		
Randstad Holding N.V.	62	3,445
Materials – 1.5%		
Royal DSM Heerlen	59	3,258
Total Netherlands – 8.4%		**$18,860**
Norway		
Consumer Staples – 1.9%		
Marine Harvest ASA	275	4,231
Total Norway – 1.9%		**$ 4,231**
Spain		
Financials – 0.5%		
Banco Bilbao Vizcaya Argentaria S.A.	166	1,104
Utilities – 1.3%		
Iberdrola S.A.	426	2,841
Total Spain – 1.8%		**$ 3,945**
Switzerland		
Consumer Staples – 1.1%		
Nestle S.A., Registered Shares	32	2,410
Financials – 1.0%		
Julius Baer Group Ltd.	53	2,279
Health Care – 3.4%		
Lonza Group Ltd., Registered Shares	17	2,837
Roche Holdings AG, Genusscheine	20	4,841
		7,678
Total Switzerland – 5.5%		**$12,367**

Ivy European Opportunities Fund (in thousands) MARCH 31, 2016

COMMON STOCKS (Continued)	Shares	Value
United Kingdom		
Consumer Discretionary – 4.9%		
GKN plc	531	$ 2,202
Taylor Wimpey plc	997	2,726
UBM plc	408	3,519
WPP Group plc	107	2,507
		10,954
Consumer Staples – 6.4%		
Diageo plc	107	2,905
Imperial Tobacco Group plc	82	4,577
Reckitt Benckiser Group plc	25	2,433
SABMiller plc	72	4,408
		14,323
Energy – 3.3%		
Genel Energy plc (A)	1,443	1,813
Royal Dutch Shell plc, Class A	142	3,435
Tullow Oil plc (A)	748	2,115
		7,363
Financials – 5.0%		
Barclays plc	1,457	3,138
HSBC Holdings plc	518	3,229
Prudential plc	263	4,913
		11,280
Health Care – 2.8%		
Shire plc	109	6,212
Industrials – 3.5%		
Ashtead Group plc	182	$ 2,256
BAE Systems plc	454	3,317
International Consolidated Airlines Group S.A.	277	2,205
		7,778
Information Technology – 0.9%		
JUST EAT plc (A)	371	2,012
Materials – 1.0%		
Essentra plc	190	2,253
Telecommunication Services – 2.0%		
BT Group plc	357	2,258
Vodafone Group plc	732	2,326
		4,584
Utilities – 1.5%		
National Grid plc	236	3,346
Total United Kingdom – 31.3%		**$ 70,105**
United States		
Health Care – 1.8%		
Allergan plc (A)	15	4,096
Total United States – 1.8%		**$ 4,096**
TOTAL COMMON STOCKS – 99.6%		**$222,956**
(Cost: $214,642)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 1.0%		
Toyota Motor Credit Corp. 0.443%, 4-6-16 (B)	$2,308	$ 2,308
TOTAL SHORT-TERM SECURITIES – 1.0%		**$ 2,308**
(Cost: $2,308)		
TOTAL INVESTMENT SECURITIES – 100.6%		**$225,264**
(Cost: $216,950)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.6)%		**(1,355)**
NET ASSETS – 100.0%		**$223,909**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2016:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	15,293	U.S. Dollar	22,124	4-26-16	Citibank N.A.	$158	$ —
Euro	22,116	U.S. Dollar	25,051	4-26-16	State Street Global Markets	—	131
						$158	$131

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$222,956	$ —	$—
Short-Term Securities	—	2,308	—
Total	$222,956	$2,308	$—
Forward Foreign Currency Contracts	$ —	$ 158	$—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 131	$—

During the year ended March 31, 2016, there were no transfers between Level 1 and 2.

Ivy European Opportunities Fund (in thousands) MARCH 31, 2016

Market Sector Diversification	
(as a % of net assets)	
Industrials	17.4%
Consumer Staples	15.7%
Financials	14.7%
Health Care	13.8%
Consumer Discretionary	12.2%
Information Technology	7.4%
Telecommunication Services	5.6%
Energy	4.8%
Utilities	4.4%
Materials	3.6%
Other+	0.4%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Mark G. Beischel

Below, Mark G. Beischel, CFA, portfolio manager of Ivy Global Bond Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2016. Mr. Beischel has been a manager of the Fund since 2008 and has 22 years of industry experience.

Fiscal Year Performance

For the 12 months ended March 31, 2016	
Ivy Global Bond Fund (Class A shares at net asset value)	–1.54%
Ivy Global Bond Fund (Class A shares with sales charge)	–7.24%
Benchmark(s) and/or Lipper Category	
Barclays Multiverse Index (generally reflects the performance of the global bond market)	4.36%
Lipper Global Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	0.08%

Please note that Fund returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. The performance discussion below is at net asset value.

Performance

The Ivy Global Bond Fund underperformed its Lipper average and its benchmark index for the year ending March 31, 2016. With 93% of its assets in the U.S. dollar, the Portfolio's performance was hindered relative to the indexes, as developed market currencies appreciated vs. the dollar over the year. The euro and yen had a 6.0% and 6.7% return, respectively, as the market priced in a less aggressive Federal Open Market Committee (FOMC). The Fund included a slight exposure to derivatives through the use of futures and currency forwards hedging. Together, these resulted in a slight loss. Additionally the Fund's shorter effective duration relative to the indexes hurt the performance, as the term structure of interest rates were sharply down with the Negative Interest Rate Policies (NIRP) enacted by the European Central Bank (ECB) and Bank of Japan (BOJ). Finally, the Fund's overweight exposure to credit hurt its relative performance, with credit spreads widening over the course of the year.

The Fund's performance was enhanced by its underweight exposure in Emerging Market (EM) currencies. Asian and Latin American commodity currencies underperformed the U.S. dollar as the markets priced in a slowing China and the lower global commodity prices. The portfolio return was also enhanced by the large portion of its investments in cash and U.S. Treasuries that acted as a buffer from the volatility in the currency, credit, and rate markets.

Slower global recovery

The global recovery has experienced setbacks over the past year. Although we believe the gradual recovery will continue, global growth in 2016 is now expected to be weaker and more uneven than earlier forecasts. In developed markets, the U.S. is emerging as the main driver for global growth followed by the United Kingdom (U.K.), Eurozone, and Japan. The FOMC started the normalization process of raising interest rates in December. Their projections for more rate moves were more aggressive than market expectations. This process led to a tightening in the global financial conditions. The U.S. dollar strengthened, credit spreads widened, and equity prices fell. Chairwoman Yellen appeased the market in February 2016 with a more dovish interpretation of the economic data and a reduction of estimated rate increases for the rest of the year.

The U.K. outperformed Europe with a 2.4% growth rate in 2015. There is enough momentum to sustain this rate throughout 2016. After much speculation about the Bank of England (BOE) raising rates in the first quarter of 2015, the market began discounting a rate hike in the second half of the year. Most participants feel that the BOE will wait and start their normalization process after the Fed raises its policy rate. Regardless of when the hikes commence, officials have emphasized that the pace of normalization in the U.K. is likely to be gradual as well. "Brexit" (British exit) fears are starting to work their way into U.K. securities, as the market tries to price the potential of the U.K. leaving the European Union (EU).

In the euro area, the ECB is struggling with weaker-than-expected growth and inflation expectations. ECB President Mario Draghi's most recent announcement of purchasing corporate credit and deemphasizing NIRP (Negative Interest Rate Policy) allows the central banks to move away from the controversial "Beggar thy neighbors" policies.

In China, the economy's potential growth rate is slowing significantly. The government's anti-corruption policy has created an atmosphere of "fear". Government official are delaying any major projects because of the fear of reprisals from this campaign. Additionally, with the emphasis shifting towards reform, higher tolerance for lower growth will be allowed in the short run. Officials now speak about a "new normal" of slower growth, but they would like to hold growth close to 7%. The impact of a slowing China in global commodities has been painful, to say the least. The most recent announcement of reforming the currency's value to a 'basket' of currency versus a "peg" to the U.S. dollar has capital markets anticipating a devaluation of the currency over the next few years.

And finally, the economic and political situation in Brazil continues to offer concern. With the deterioration of the energy markets and downgrade of the sovereign, estimates for 2016 gross domestic product in the country are -4%. In addition, the congress is starting the political process of impeaching President Dilma Rousseff.

Seeking low volatility

Amid this volatility, we are currently maintaining a low duration in the Fund and have built what we believe to be an adequate level of liquidity. We believe shorter duration will enable the Fund to focus on higher-yielding corporate bonds, while greater liquidity will allow us to be more responsive to changing market environments.

We continue to focus on maintaining what we believe to be proper diversification for the Fund. The Fund has the opportunity to invest in different securities, sectors, countries and currencies. This flexibility allows us to seek less volatility with a reasonable yield that we believe will reward investors over the longer term.

Given the volatility and uncertainty in some global markets, the Fund's majority of currency exposure remains in the U.S. dollar. We believe there will be better opportunities to add foreign currency bonds to the portfolio going forward, especially in the emerging markets.

We continue to search for value in the corporate bond space. Some of the best returns have been, and we think will continue to be, from emerging market bonds. There will be more opportunities to redeploy liquidity due to the volatility associated with Washington's politics and the Fed's normalization of interest rates.

Looking ahead

Given our expectation of slow growth globally in 2016, we expect interest rates to remain low overall. The Fed has started the normalization process and will gradually increase the policy rates as warranted by the economic data. The short end of the Treasury yield curve (five years and in) is expected to be less volatile due to the Fed's commitment to low policy rates. However, longer-term Treasury rates are expected to be more volatile and subject to market emotions regarding fiscal and monetary policies. The structural change in the financial markets has led us to build up more liquidity in the portfolio. Wall Street's incentives to carry high inventory levels of corporate bonds have been reduced by higher capital requirements. As a result, market liquidity has been reduced and there are more opportunities for dislocations in corporate bonds going further.

The Eurozone's growth outlook has stagnated. Macroeconomic adjustments are still underway in the peripheral countries, and the debt overhang remains a major impediment to economic activities. The euro area is still dependent on the global economic environment and remains vulnerable to any external shock. Geopolitical risks remain elevated; the most recent terrorist attacks in Paris have brought the surging refugee situation into question and will lead to more discussions about the open border environment which is the crux of the EU project.

Growth in emerging market economies remains generally lackluster, albeit with large regional differences. Despite China's loss of momentum, the rest of EM Asia is holding up well, while Latin America remains below trend and Europe, the Middle East and Africa suffer from a weaker Europe and geopolitics. The wild card will be the price of commodities going forward. Brazil is confronting a major scandal with Petrobras that has left investors questioning its transparency and corporate governance. The company has lost a lot of credibility from the capital markets with its inability to manage the complex capital spending program that it initiated 3 years ago.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations.

The Fund invests in derivative instruments, primarily total return swaps, futures on indexes and options, both written and purchased, in an attempt to increase exposure to various sectors and markets or to hedge market risk. Such investments involve additional risks, as the fluctuations in the values of the derivatives may not correlate perfectly with the overall markets or with the underlying asset from which the derivative's value is derived.

Fixed income securities are subject to interest rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. These and other risks are more fully described in the fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (GinnieMae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Global Bond Fund.

Ivy Global Bond Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	**6.5%**
Utilities	2.5%
Energy	1.3%
Financials	1.1%
Health Care	0.8%
Information Technology	0.8%
Bonds	**87.9%**
Corporate Debt Securities	67.0%
United States Government and Government Agency Obligations	16.1%
Loans	2.4%
Other Government Securities	2.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**5.6%**

Quality Weightings

Investment Grade	**37.8%**
AA	16.1%
A	2.2%
BBB	19.5%
Non-Investment Grade	**50.1%**
BB	24.4%
B	17.4%
CCC	4.2%
Non-rated	4.1%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	**12.1%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Lipper Rankings

Category: Lipper Global Income Funds	Rank	Percentile
1 Year	162/208	78
3 Year	136/184	74
5 Year	87/135	64

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**39.9%**
United States	32.0%
Mexico	4.7%
Other North America	3.2%
Europe	**26.2%**
United Kingdom	7.8%
Luxembourg	6.2%
Netherlands	4.7%
Other Europe	7.5%
South America	**18.8%**
Brazil	6.2%
Argentina	4.7%
Chile	4.0%
Other South America	3.9%
Pacific Basin	**5.2%**
Bahamas/Caribbean	**2.7%**
Other	**1.6%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**5.6%**

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Global Bond Fund

(UNAUDITED)


Ivy Global Bond Fund, Class A Shares(1) $11,415
Barclays Multiverse Index $12,575
$20,000
$15,000
$10,000
$5,000
$0
4-4 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012
3-31 2013
3-31 2014
3-31 2015
3-31 2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class I	Class R	Class R6	Class Y
1-year period ended 3-31-16	-7.24%	-6.11%	-2.39%	-1.39%	-2.02%	-1.30%	-1.54%
5-year period ended 3-31-16	0.07%	0.30%	0.47%	1.49%	—	—	1.24%
10-year period ended 3-31-16	—	—	—	—	—	—	—
Since Inception of Class through 3-31-16(5)	1.67%	1.66%	1.66%	2.67%	-0.53%	-2.72%	2.43%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-4-08 for Class A shares, 4-4-08 for Class B shares, 4-4-08 for Class C shares, 4-4-08 for Class I shares, 12-19-12 for Class R shares, 7-31-14 for Class R6 shares and 4-4-08 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Global Bond Fund *(in thousands)* MARCH 31, 2016

COMMON STOCKS	Shares	Value
Brazil		
Utilities – 1.0%		
Alupar Investimento S.A.	199	$ 816
Transmissora Alianca de Energia Eletrica S.A.	181	1,013
		1,829
Total Brazil – 1.0%		**$ 1,829**
Chile		
Utilities – 0.3%		
Aguas Andinas S.A.	1,051	600
Total Chile – 0.3%		**$ 600**
Panama		
Financials – 1.1%		
Banco Latinoamericano de Comercio Exterior S.A.	82	1,983
Total Panama – 1.1%		**$ 1,983**
United Kingdom		
Energy – 1.3%		
Royal Dutch Shell plc, Class A	87	2,097
Seadrill Partners LLC	69	239
		2,336
Total United Kingdom – 1.3%		**$ 2,336**
United States		
Health Care – 0.8%		
Bristol-Myers Squibb Co.	23	1,442
Information Technology – 0.8%		
Intel Corp.	46	1,492
Utilities – 1.2%		
PPL Corp.	57	2,187
Total United States – 2.8%		**$ 5,121**
TOTAL COMMON STOCKS – 6.5%		**$11,869**
(Cost: $13,711)		

CORPORATE DEBT SECURITIES	Principal	Value
Argentina		
Consumer Discretionary – 0.6%		
Arcos Dorados Holdings, Inc. 10.250%, 7-13-16 (A)	BRL4,070	1,053
Energy – 1.7%		
Pan American Energy LLC:		
7.875%, 5-7-21	$ 500	$ 496
7.875%, 5-7-21 (B)	1,000	992
YPF Sociedad Anonima:		
8.875%, 12-19-18 (B)	1,300	1,352
8.500%, 3-23-21 (B)	250	250
		3,090
Industrials – 0.6%		
Aeropuertos Argentina 2000 S.A.:		
10.750%, 12-1-20 (B)	926	984
10.750%, 12-1-20	67	71
		1,055
Materials – 0.3%		
IRSA Inversiones y Representaciones S.A. 8.500%, 2-2-17	625	642
Utilities – 0.2%		
Transportadora de Gas del Sur S.A. 7.875%, 5-14-17	376	372
Total Argentina – 3.4%		**$6,212**
Brazil		
Consumer Staples – 1.2%		
BFF International Ltd. 7.250%, 1-28-20 (B)	2,000	2,115
Energy – 0.0%		
Lancer Finance Co. (SPV) Ltd. 5.850%, 12-12-16 (B)(C)	252	—*
Financials – 0.5%		
Banco Bradesco S.A. 4.125%, 5-16-16 (B)	850	850
Banco Cruzeiro do Sul S.A. 8.500%, 2-20-15 (B)(C)	1,500	60
		910
Industrials – 1.9%		
Embraer Overseas Ltd. 6.375%, 1-24-17	2,675	2,752
Odebrecht Drilling Norbe VII/IX Ltd. 6.350%, 6-30-21 (B)	2,218	699
		3,451
Materials – 1.4%		
Suzano Trading Ltd. 5.875%, 1-23-21 (B)	2,500	2,525
Telecommunication Services – 0.2%		
OI S.A. 9.750%, 9-15-16 (A)	BRL4,800	442
Total Brazil – 5.2%		**$9,443**
British Virgin Islands		
Energy – 0.5%		
QGOG Atlantic/Alaskan Rigs Ltd.:		
5.250%, 7-30-18 (B)	$1,189	$ 886
5.250%, 7-30-18	130	97
		983
Total British Virgin Islands – 0.5%		**$ 983**
Canada		
Financials – 0.6%		
Bank of Montreal 1.800%, 7-31-18	1,100	1,105
Total Canada – 0.6%		**$1,105**
Cayman Islands		
Consumer Staples – 0.6%		
Marfrig Overseas Ltd. 9.500%, 5-4-20 (B)	1,000	1,015
Financials – 0.5%		
Banco Bradesco S.A. 4.500%, 1-12-17 (B)	900	912
Industrials – 0.0%		
Odebrecht Offshore Drilling Finance 6.750%, 10-1-22 (B)	440	97
Telecommunication Services – 0.7%		
Sable International Finance Ltd. 6.875%, 8-1-22 (B)	1,200	1,200
Total Cayman Islands – 1.8%		**$3,224**
Chile		
Industrials – 1.5%		
Guanay Finance Ltd. 6.000%, 12-15-20 (B)	1,435	1,389
LATAM Airlines Group S.A. 7.250%, 6-9-20 (B)	1,500	1,380
		2,769
Materials – 2.2%		
Inversiones CMPC S.A. (GTD by Empresas CMPC S.A.):		
4.750%, 1-19-18 (B)	2,925	3,021
4.375%, 5-15-23 (B)	1,000	1,006
		4,027
Total Chile – 3.7%		**$6,796**

Ivy Global Bond Fund (in thousands) MARCH 31, 2016

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Columbia		
Energy – 1.1%		
Empresas Publicas de Medellin E.S.P. 8.375%, 2-1-21 (A)	COP6,300,000	$1,999
Financials – 0.9%		
Banco de Bogota S.A. 5.000%, 1-15-17 (B)	$ 1,600	1,620
Utilities – 1.2%		
Emgesa S.A. E.S.P. 8.750%, 1-25-21 (A)	COP6,930,000	2,214
Total Columbia – 3.2%		**$5,833**
France		
Financials – 0.7%		
Societe Generale S.A. 5.922%, 4-29-49 (B)	$ 1,350	1,336
Total France – 0.7%		**$1,336**
Hong Kong		
Telecommunication Services – 0.6%		
Hutchison Whampoa Ltd. 1.625%, 10-31-17 (B)	1,000	1,000
Total Hong Kong – 0.6%		**$1,000**
India		
Financials – 0.7%		
ICICI Bank Ltd. 4.750%, 11-25-16 (B)	1,250	1,273
Industrials – 0.7%		
Adani Ports and Special Economic Zone Ltd. 3.500%, 7-29-20 (B)	1,300	1,305
Utilities – 0.2%		
Tata Electric Co. 8.500%, 8-19-17	250	263
Total India – 1.6%		**$2,841**
Indonesia		
Utilities – 1.4%		
Majapahit Holding B.V. 7.750%, 10-17-16	$ 2,500	$2,581
Total Indonesia – 1.4%		**$2,581**
Ireland		
Energy – 0.4%		
Novatek Finance Ltd. 7.750%, 2-21-17 (A)(B)	RUB55,000	795
Financials – 0.7%		
MTS International Funding Ltd. 5.000%, 5-30-23 (B)	$ 750	725
VEB Finance Ltd. 5.375%, 2-13-17 (B)	600	608
		1,333
Industrials – 0.2%		
Russian Railways via RZD Capital Ltd. 8.300%, 4-2-19 (A)	RUB19,000	268
Telecommunication Services – 0.4%		
Mobile TeleSystems OJSC 5.000%, 5-30-23	$ 700	677
Total Ireland – 1.7%		**$3,073**
Jamaica		
Telecommunication Services – 0.4%		
Digicel Group Ltd. 6.000%, 4-15-21 (B)	800	716
Total Jamaica – 0.4%		**$ 716**
Luxembourg		
Consumer Discretionary – 0.9%		
Altice S.A. 7.625%, 2-15-25 (B)	1,700	1,628
Financials – 3.0%		
OJSC Russian Agricultural Bank 5.100%, 7-25-18 (B)	2,950	2,997
VTB Capital S.A. 6.000%, 4-12-17 (B)	2,335	2,397
		5,394
Industrials – 0.2%		
Silver II Borrower SCA and Silver II U.S. Holdings 7.750%, 12-15-20 (B)	$ 500	$ 395
Information Technology – 2.1%		
BC Luxco 1 S.A.:		
7.375%, 1-29-20 (B)	3,700	3,413
7.375%, 1-29-20	550	507
		3,920
Total Luxembourg – 6.2%		**$11,337**
Mexico		
Consumer Discretionary – 0.8%		
Tenedora Nemak S.A. de C.V. 5.500%, 2-28-23 (B)	1,500	1,541
Financials – 0.4%		
PLA Administradora Industrial 5.250%, 11-10-22 (B)	750	724
Materials – 3.5%		
C5 Capital (SPV) Ltd. 4.908%, 12-29-49 (B)(D)	1,600	1,336
CEMEX S.A.B. de C.V.:		
6.500%, 12-10-19 (B)	3,600	3,703
7.250%, 1-15-21 (B)	1,200	1,248
		6,287
Total Mexico – 4.7%		**$ 8,552**
Netherlands		
Consumer Discretionary – 0.9%		
VTR Finance B.V. 6.875%, 1-15-24 (B)	1,680	1,647
Consumer Staples – 0.8%		
Marfrig Holdings (Europe) B.V.:		
8.375%, 5-9-18 (B)	1,000	1,005
6.875%, 6-24-19 (B)	500	476
		1,481
Energy – 0.6%		
Petrobras Global Finance (GTD by Petroleo Brasileiro S.A.) 4.875%, 3-17-20	1,375	1,144
Materials – 0.7%		
Cimpor Financial Operations B.V. (GTD by InterCement Participacoes S.A. and InterCement Brasil S.A.) 5.750%, 7-17-24 (B)	1,850	1,341

Ivy Global Bond Fund (in thousands) MARCH 31, 2016

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Telecommunication Services – 0.2%		
VimpleCom Holdings B.V. 9.000%, 2-13-18 (A)(B)	RUB25,000	$ 358
Utilities – 1.5%		
Listrindo Capital B.V. 6.950%, 2-21-19 (B)	$ 2,550	2,624
Total Netherlands – 4.7%		$8,595
Panama		
Financials – 1.5%		
Banco Latinoamericano de Comercio Exterior S.A. 3.750%, 4-4-17 (B)	2,700	2,744
Total Panama – 1.5%		$2,744
Peru		
Financials – 0.7%		
InRetail Shopping Malls 5.250%, 10-10-21 (B)	1,300	1,297
Total Peru – 0.7%		$1,297
Qatar		
Energy – 0.1%		
Ras Laffan Liquefied Natural Gas Co. Ltd. 5.832%, 9-30-16	107	110
Total Qatar – 0.1%		$ 110
Russia		
Industrials – 1.2%		
SCF Capital Ltd.:		
5.375%, 10-27-17 (B)	1,000	1,012
5.375%, 10-27-17	1,150	1,164
		2,176
Materials – 0.9%		
Steel Capital S.A. 6.250%, 7-26-16 (B)	500	505
Uralkali Finance Ltd. 3.723%, 4-30-18 (B)	1,100	1,081
		1,586
Total Russia – 2.1%		$3,762
Singapore		
Consumer Staples – 2.2%		
Olam International Ltd.:		
5.750%, 9-20-17	$1,150	$ 1,194
7.500%, 8-12-20	2,500	2,753
		3,947
Telecommunication Services – 0.8%		
TBG Global Pte. Ltd. 4.625%, 4-3-18 (B)	1,500	1,504
Total Singapore – 3.0%		$ 5,451
Spain		
Financials – 0.9%		
Banco Bilbao Vizcaya Argentaria S.A. 9.000%, 5-29-49	1,600	1,644
Total Spain – 0.9%		$ 1,644
United Arab Emirates		
Financials – 1.1%		
ICICI Bank Ltd.:		
4.800%, 5-22-19 (B)	500	532
3.500%, 3-18-20 (B)	1,400	1,439
		1,971
Total United Arab Emirates – 1.1%		$ 1,971
United Kingdom		
Financials – 5.9%		
Barclays plc 8.250%, 12-29-49	1,500	1,497
HSBC Holdings plc 5.625%, 12-29-49	1,200	1,153
Royal Bank of Scotland Group plc (The) 7.640%, 3-29-49	2,000	1,945
State Bank of India:		
4.125%, 8-1-17 (B)	1,200	1,233
3.250%, 4-18-18 (B)	3,750	3,816
3.622%, 4-17-19 (B)	1,000	1,032
		10,676
Materials – 0.6%		
Vedanta Resources plc 6.000%, 1-31-19 (B)	1,550	1,048
Total United Kingdom – 6.5%		$11,724
United States		
Consumer Discretionary – 0.8%		
B-Corp Merger Sub, Inc. 8.250%, 6-1-19	725	565
Globo Comunicacoe e Participacoes S.A. 5.307%, 5-11-22 (B)(D)	850	841
		1,406
Consumer Staples – 0.7%		
SABMiller Holdings, Inc. 2.200%, 8-1-18 (B)	$ 854	$ 874
Simmons Foods, Inc. 7.875%, 10-1-21 (B)	475	400
		1,274
Energy – 0.7%		
Brand Energy & Infrastructure Services 8.500%, 12-1-21 (B)	1,300	1,222
Financials – 2.8%		
Aircastle Ltd. 4.625%, 12-15-18	1,900	1,962
Citigroup, Inc. 8.400%, 4-29-49	1,250	1,372
UBS Preferred Funding Trust V 6.243%, 5-29-49	1,000	1,000
Wells Fargo & Co. 7.980%, 3-29-49	750	776
		5,110
Health Care – 0.4%		
Fresenius U.S. Finance II, Inc. 4.500%, 1-15-23 (B)	675	685
Industrials – 0.9%		
TransDigm, Inc. 6.000%, 7-15-22	1,607	1,601
Information Technology – 1.1%		
Alliance Data Systems Corp. 5.250%, 12-1-17 (B)	1,600	1,620
Micron Technology, Inc. 5.875%, 2-15-22	450	389
		2,009
Materials – 0.5%		
Hillman Group, Inc. (The) 6.375%, 7-15-22 (B)	1,218	1,017
Telecommunication Services – 2.8%		
American Tower Corp. 3.400%, 2-15-19	1,400	1,437
T-Mobile USA, Inc. 6.000%, 3-1-23	2,977	3,051
Verizon Communications, Inc. 2.625%, 2-21-20	697	717
		5,205
Total United States – 10.7%		$ 19,529
TOTAL CORPORATE DEBT SECURITIES – 67.0%		$121,859
(Cost: $135,764)		

Ivy Global Bond Fund (in thousands) MARCH 31, 2016

OTHER GOVERNMENT SECURITIES (E)	Principal	Value
Argentina – 1.3%		
City of Buenos Aires 9.950%, 3-1-17 (B)	$ 700	$ 731
Province of Buenos Aires 9.950%, 6-9-21	1,596	1,676
		2,407
Russia – 0.7%		
Russian Federation 3.500%, 1-16-19 (B)	1,200	1,206
Supranational – 0.4%		
Central American Bank for Economic Integration 3.875%, 2-9-17 (B)	800	806
TOTAL OTHER GOVERNMENT SECURITIES – 2.4%		**$4,419**
(Cost: $4,214)		

LOANS (D)	Principal	Value
United States		
Energy – 0.1%		
Empresas ICA S.A. 7.595%, 6-20-17	942	235
Industrials – 1.4%		
TransDigm, Inc. 3.750%, 2-28-20	2,627	2,590
Information Technology – 0.4%		
Magic Newco LLC 5.000%, 12-12-18	742	742
Materials – 0.5%		
BakerCorp International 4.250%, 2-7-20	886	793
Total United States – 2.4%		**$4,360**
TOTAL LOANS – 2.4%		**$4,360**
(Cost: $5,180)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
United States – 0.1%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
4.000%, 7-15-23 (F)	$ 144	$ 1
4.000%, 2-15-24 (F)	109	5
4.000%, 4-15-24 (F)	163	14
5.500%, 1-15-38 (F)	358	68
Federal National Mortgage Association Fixed Rate Pass-Through Certificates 5.000%, 3-1-22	49	52
Government National Mortgage Association Agency REMIC/CMO 4.500%, 11-20-36 (F)	109	1
		141
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.1%		**$ 141**
(Cost: $1,427)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
United States – 16.0%		
U.S. Treasury Bonds 2.250%, 11-15-25	1,800	1,874
U.S. Treasury Notes:		
0.875%, 2-28-17	11,000	11,024
3.500%, 5-15-20	1,980	2,170
2.625%, 11-15-20	4,500	4,788
2.125%, 8-15-21	3,500	3,646
1.750%, 5-15-22	5,475	5,569
		29,071
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 16.0%		**$29,071**
(Cost: $28,299)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (G) – 3.3%		
Bemis Co., Inc. 0.470%, 4-13-16	$3,000	$ 2,999
St. Jude Medical, Inc. 0.720%, 4-1-16	2,869	2,869
		5,868
Master Note – 0.9%		
Toyota Motor Credit Corp. 0.443%, 4-6-16 (H)	1,717	1,717
TOTAL SHORT-TERM SECURITIES – 4.2%		**$ 7,585**
(Cost: $7,585)		
TOTAL INVESTMENT SECURITIES – 98.6%		**$179,304**
(Cost: $196,180)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.4%		**2,601**
NET ASSETS – 100.0%		**$181,905**

Ivy Global Bond Fund (in thousands) MARCH 31, 2016

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Principal amounts are denominated in the indicated foreign currency, where applicable (BRL - Brazilian Real, COP - Columbian Peso and RUB - Russian Ruble).

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2016 the total value of these securities amounted to $83,589 or 46.0% of net assets.

(C)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016.

(E)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(F)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(G)Rate shown is the yield to maturity at March 31, 2016.

(H)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2016:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	1,500	U.S. Dollar	2,171	4-26-16	Barclays Capital, Inc.	$16	$—

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$11,869	$ —	$ —
Corporate Debt Securities	—	121,859	—
Other Government Securities	—	4,419	—
Loans	—	3,332	1,028
United States Government Agency Obligations	—	141	—
United States Government Obligations	—	29,071	—
Short-Term Securities	—	7,585	—
Total	$11,869	$166,407	$1,028
Forward Foreign Currency Contracts	$ —	$ 16	$ —

During the year ended March 31, 2016, there were no transfers between any levels.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

Market Sector Diversification	
(as a % of net assets)	
Financials	22.0%
United States Government and Government Agency Obligations	16.1%
Materials	10.6%
Industrials	8.6%
Utilities	7.0%
Energy	6.5%
Telecommunication Services	6.1%
Consumer Staples	5.5%
Information Technology	4.4%
Consumer Discretionary	4.0%
Other Government Securities	2.4%
Health Care	1.2%
Other+	5.6%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Ivy Global Equity Income Fund

(UNAUDITED)



Robert E. Nightingale

Below, Robert E. Nightingale, portfolio manager of the Ivy Global Equity Income Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2016. Mr. Nightingale has managed the Fund since its inception in June 2012, and he has 20 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2016	
Ivy Global Equity Income Fund (Class A shares at net asset value)	–5.22%
Ivy Global Equity Income Fund (Class A shares including sales load)	–10.65%
Benchmark(s) and/or Lipper Category	
MSCI World High Dividend Yield Index (generally reflects the performance of equities (excluding REITs) with higher-than-average dividend yields that are both sustainable and persistent)	0.22%
Lipper Global Equity Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–2.38%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

A volatile year

Global equity markets were volatile in the fiscal year ended March 31, 2016. The global recovery experienced setbacks throughout the year, though we believe the gradual recovery should continue. Global growth for 2016 is expected to be weaker and more uneven than earlier forecasts. In the developed markets, the U.S. is emerging as the main driver for global growth, followed by the U.K. and the eurozone. The Fund's benchmark, the MSCI World High Dividend Yield Index, was relatively flat (in U.S. dollars) for the year, returning 0.22%. The Fund posted subpar performance, underperforming the benchmark by more than 5%.

After many false starts, in the fourth quarter of 2015, the U.S. Federal Reserve (Fed) raised rates for the first time since June 2006 despite lackluster economic data. Expectations are high for an additional rate increase in 2016, though the Fed has downplayed the idea of more than one additional rate increase over the course of the year. As a result, the U.S. dollar was mixed relative to major currencies — weaker to the euro and yen but stronger to the British pound. This is not surprising as markets were discounting the change in interest rate policy by the Fed. Monetary policy in Europe and Japan remain very aggressive. Policy heads suggest they are prepared to do more, though the market was disappointed with European Central Bank (ECB) President Mario Draghi's tempered announcement during the December ECB meeting. The ECB lowered deposit rates to -0.3% and expanded its quantitative easing programs. In our opinion, the ECB's monetary posturing is the glue stabilizing the European Union (EU) markets. That said, potential turmoil remains as Britain set June 23 as the date for a referendum on the country's membership in the EU. In early 2015, the chances of a "Brexit" — Britain departing from the EU — seemed remote. Today, largely due to Europe's migration crisis and regulation concerns, the chances of a Brexit have increased.

China continues to be a significant driver of investor concern as uncertainty abounds in several areas. Key concerns include the economy's overall global competitiveness; the ability to rotate to a service and consumption based economy; and the sustainability of a controlled exchange rate. China's currency was granted SDR (Special Drawing Rights) status by the International Monetary Fund. The country also announced it would be adjusting its currency from a dollar peg to a "basket" peg, which should help its competiveness as the dollar strengthens with rising interest rates.

The Middle East was the center of geopolitical strife during the fiscal year. Refugees fleeing the region continued to pour into Europe, while ISIS and other militant Middle Eastern groups were behind deadly attacks on civilians around the world, notably in Europe (Paris and Brussels).

The decline in energy prices that started mid-year 2014 gathered steam during the fiscal year as robust North American production, in addition to the recovery of oil supplies in OPEC nations (Iraq and now Iran), has overwhelmed tepid global demand for the commodity. The continued downgrading of demand growth through the year, along with OPEC's unwillingness to support price levels by curtailing output, led to the rapid decline in price levels. While the sharp fall in oil prices adversely affected the energy sector and oil-producing countries, we believe this will aid consumer-based economies/countries if the price stays at a relatively low level for an extended period.

Portfolio strategy — hits and misses

The Fund underperformed its benchmark and Lipper peer group for the fiscal year ended March 31, 2016, with the last quarter in the year providing the vast majority of the underperformance. Weak stock selection and currency hedges drove underperformance. In particular, security selection in financials, utilities, health care and energy were key contributors to underperformance and offset solid stock selection in materials and industrials. Additionally, the Fund's overweight allocations to Europe contributed to relative underperformance. In our view, U.S. dividend stocks remained relatively more expensive to comparable international stocks over the course of the year. As such, we purchased European stocks we believed possessed cheaper valuations, higher dividend yields and similar earnings growth. We assumed the U.S. dollar would continue to strengthen relative to European currencies. Top detractors to performance were Abengoa Yield Plc, a U.S. listed yield company with assets disseminated from the

Spanish parent, and Crescent Point Energy, a Canadian oil stock. The Fund no longer holds Abengoa Yield Plc or Crescent Point Energy. Top individual contributors to performance included Marine Harvest ASA, a Norwegian-based salmon fish farmer and Taylor Wimpey plc, a U.K.-based house builder.

During the year, the Fund utilized currency hedges to the U.S. dollar ranging from 10-35% of Fund assets. The Fund's hedges to the euro, yen and Australian dollar hurt performance as the year progressed.

Positioning

As the fiscal year progressed, we slightly increased our weighting to more defensive sectors versus the benchmark due to slow global growth concerns in China and volatility in credit markets. The Fund increased its allocation to consumer staples, energy and telecommunication services at the expense of industrials and financials. The Fund also lowered its exposure to Switzerland, Japan and the eurozone, while increasing exposure to the U.S. and the U.K. The Fund's cash allocation remained relatively stable over the course of year, hovering around 1%. The Fund's average dividend yield is around 4.3%, which is above the benchmark index.

The Fund's largest sector overweights include consumer discretionary and telecommunication services where we continue to find companies we believe provide good dividend yield and growth prospects. In our view, our underweight allocations to energy and information technology tend to have high relative valuations and poor fundamentals as the emerging-market growth engine sputters.

As calendar year 2016 progresses, we intend to add to holdings that we believe should sustain a solid dividend in a slow-growth world. In Europe, we expect slow but steady economic growth and are targeting companies with strong global growth prospects. We believe this should lead to steady or slowly growing dividends with earnings. The Fund has maintained its overweight allocation in France as we continue to find large cap, quality firms that pay good dividends and offer recovery or growth potential. In Asia, we eliminated our overweight to Japan, due to our belief that governmental reforms are not being implemented with enough urgency to offset the grinding impact of an aging population. The Fund ended the fiscal year with a 0% allocation to emerging markets, though a portion of its developed market exposure is tied indirectly to emerging-market economies.

Outlook — Opportunities exist, but issues remain

We think global economic growth will remain slow and face additional headwinds by slower-than-anticipated emerging-market growth. We believe monetary policy is likely to remain aggressive for the foreseeable future, but to a lesser extent in the U.S. We think the Fed will continue to raise interest rates in 2016, which will keep the markets on edge. We continue to look at U.S. dividend-paying companies, as firms in a slower growth world accompanied by lower interest rates may see value in an increased dividend. We, as well as most investors, are concerned how the U.S. election will affect the stock market, as policies of the candidates vary on many issues.

Economic and political issues continue to simmer in Europe, which could result in market fluctuations. However, we believe the European economy is on firmer footing and will likely see steady slow expansion over the next 24 months. We are concerned about the recent terrorist attacks and the effects the large refugee influx will have on European politics and the economy. The constant drag of over- indebted governments in southern Europe and the U.K. should limit any fiscal stimulus to the economy. In our view, the European market has started to reflect this reality. We continue to follow policies stemming from Europe, including stimulation, reforms and regulation measures from foreign governments and the ECB. We believe the U.K. referendum on remaining in the EU will be close and will likely put pressure on the currency as the U.K. is running current account and government deficits.

We continue to target sectors, countries and stocks we believe best reflect our mixed economic outlook. We believe lower energy prices will benefit consumer balance sheets. We believe the odds of a recession are low as there has not been a boom in spending, excluding some property markets around the world. We remain cautious on commodity sensitive areas until we see emerging markets begin to reaccelerate. In our view, the strongest long-term gross domestic product (GDP) growth should still occur in emerging markets and the U.S. due to better demographics. In an effort to capture this growth, we intend to continue investing in U.S. firms or European multinationals having exposure to the U.S. and/or emerging markets.

We believe China is in a hard landing, and its multi-year rebalancing to a more consumer-based economy as well as its anticorruption efforts need to be monitored. In our view, these changes could have lasting impacts throughout the global marketplace in shaping GDP growth, commodity prices and multinational profits based in Europe and the U.S.

As always, we remain focused on stocks with solid dividend yields, and continue to look for companies that we consider to be of above-average quality and well positioned in their industries throughout the world.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. The value of the Fund's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations. Focusing on a single geographic region involves increased currency, political, regulatory and other risks. These risks are magnified in emerging markets.

Dividend-paying stocks may fall out of favor with investors and underperform non-dividend paying stocks and the market as a whole. In addition, dividend-paying companies may not pay dividends in the future; such dividends, if declared, may not remain at current levels or increase over time. The amount of any dividend the company may pay may fluctuate significantly. Dividend-paying stocks can decline in value when interest rates rise; this risk may be greater during the current period of historically low interest rates. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The portfolio manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Global Equity Income Fund.

Ivy Global Equity Income Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	**100.0%**
Health Care	15.5%
Consumer Staples	15.3%
Telecommunication Services	13.1%
Industrials	11.6%
Financials	10.4%
Consumer Discretionary	10.3%
Utilities	8.6%
Energy	7.8%
Materials	4.6%
Information Technology	2.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**0.0%**

Lipper Rankings

Category: Lipper Global Equity Income Funds	Rank	Percentile
1 Year	130/167	78
3 Year	53/141	38

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**52.8%**
United Kingdom	21.9%
France	13.1%
Netherlands	4.7%
Switzerland	3.5%
Other Europe	9.6%
North America	**35.3%**
United States	33.8%
Other North America	1.5%
Pacific Basin	**8.3%**
Australia	3.8%
Other Pacific Basin	4.5%
Other	**3.6%**
Israel	3.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**0.0%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Johnson & Johnson	United States	Health Care	Pharmaceuticals
AT&T, Inc.	United States	Telecommunication Services	Integrated Telecommunication Services
Pfizer, Inc.	United States	Health Care	Pharmaceuticals
Royal Dutch Shell plc, Class A	United Kingdom	Energy	Integrated Oil & Gas
Microsoft Corp.	United States	Information Technology	Systems Software
Marine Harvest ASA	Norway	Consumer Staples	Packaged Foods & Meats
Occidental Petroleum Corp.	United States	Energy	Integrated Oil & Gas
Total S.A.	France	Energy	Integrated Oil & Gas
Orange S.A.	France	Telecommunication Services	Integrated Telecommunication Services
Unilever N.V., Certicaaten Van Aandelen	Netherlands	Consumer Staples	Packaged Foods & Meats

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Global Equity Income Fund

(UNAUDITED)



Ivy Global Equity Income Fund, Class A Shares(1) $13,566
MSCI World High Dividend Yield Index $14,750
$30,000
$20,000
$10,000
$0
6-4 2012
3-31 2013
3-31 2014
3-31 2015
3-31 2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class I	Class R	Class R6	Class Y
1-year period ended 3-31-16	-10.65%	-9.40%	-5.83%	-4.96%	-5.46%	-4.74%	-5.15%
5-year period ended 3-31-16	—	—	—	—	—	—	—
10-year period ended 3-31-16	—	—	—	—	—	—	—
Since Inception of Class through 3-31-16[5]	8.31%	8.62%	9.27%	10.38%	6.43%	-0.53%	10.10%

*(**2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.***

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)6-4-12 for Class A shares, 6-4-12 for Class B shares, 6-4-12 for Class C shares, 6-4-12 for Class I shares, 12-19-12 for Class R shares, 7-31-14 for Class R6 shares and 6-4-12 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Global Equity Income Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Australia		
Industrials – 0.9%		
Spotless Group Holdings Ltd.	2,764	$ 2,670
Materials – 1.7%		
Amcor Ltd.	320	3,522
Pact Group Holdings Ltd.	403	1,540
		5,062
Telecommunication Services – 1.2%		
Telstra Corp. Ltd. ADR	819	3,347
Total Australia – 3.8%		**$11,079**
Canada		
Financials – 1.5%		
Bank of Montreal	69	4,213
Total Canada – 1.5%		**$ 4,213**
France		
Energy – 2.4%		
Total S.A.	151	6,878
Financials – 1.0%		
Axa S.A.	118	2,770
Health Care – 1.2%		
Sanofi-Aventis	45	3,590
Industrials – 3.7%		
Compagnie de Saint-Gobain	69	3,041
Safran	55	3,844
Vinci	52	3,894
		10,779
Telecommunication Services – 3.5%		
Orange S.A.	377	6,611
Vivendi Universal	174	3,653
		10,264
Utilities – 1.3%		
ENGIE	236	3,666
Total France – 13.1%		**$37,947**
Ireland		
Materials – 0.5%		
CRH plc	52	1,455
Total Ireland – 0.5%		**$ 1,455**
Israel		
Health Care – 2.0%		
Teva Pharmaceutical Industries Ltd. ADR	106	5,653
Telecommunication Services – 1.6%		
Bezeq – Israel Telecommunication Corp. Ltd. (The)	2,080	4,693
Total Israel – 3.6%		**$10,346**

COMMON STOCKS (Continued)	Shares	Value
Italy		
Industrials – 1.6%		
Atlantia S.p.A.	161	$ 4,464
Utilities – 0.5%		
Snam S.p.A.	247	1,546
Total Italy – 2.1%		**$ 6,010**
Japan		
Consumer Discretionary – 1.6%		
Bridgestone Corp.	124	4,616
Financials – 0.9%		
Sumitomo Mitsui Financial Group, Inc.	83	2,511
Total Japan – 2.5%		**$ 7,127**
Netherlands		
Consumer Staples – 2.0%		
Unilever N.V., Certicaaten Van Aandelen	132	5,930
Financials – 1.6%		
ING Groep N.V., Certicaaten Van Aandelen	376	4,545
Materials – 1.1%		
Royal DSM Heerlen	56	3,095
Total Netherlands – 4.7%		**$13,570**
New Zealand		
Telecommunication Services – 1.1%		
Spark New Zealand Ltd.	1,271	3,207
Total New Zealand – 1.1%		**$ 3,207**
Norway		
Consumer Staples – 2.7%		
Marine Harvest ASA	514	7,922
Total Norway – 2.7%		**$ 7,922**
Singapore		
Consumer Discretionary – 0.9%		
Asian Pay Television Trust	6,306	2,620
Total Singapore – 0.9%		**$ 2,620**
Spain		
Utilities – 2.3%		
Enagas S.A.	46	1,395
Iberdrola S.A.	789	5,263
		6,658
Total Spain – 2.3%		**$ 6,658**
Sweden		
Industrials – 1.0%		
SKF AB, Class B	163	2,939

COMMON STOCKS (Continued)	Shares	Value
Telecommunication Services – 1.0%		
TeliaSonera AB	562	$ 2,922
Total Sweden – 2.0%		**$ 5,861**
Switzerland		
Consumer Staples – 1.1%		
Nestle S.A., Registered Shares	44	3,269
Financials – 1.0%		
Zurich Financial Services, Registered Shares	13	2,909
Health Care – 1.4%		
Roche Holdings AG, Genusscheine	16	4,017
Total Switzerland – 3.5%		**$10,195**
United Kingdom		
Consumer Discretionary – 5.4%		
GKN plc	719	2,981
Taylor Wimpey plc	1,542	4,216
UBM plc	588	5,073
WPP Group plc	139	3,247
		15,517
Consumer Staples – 5.1%		
Diageo plc	129	3,477
Imperial Tobacco Group plc	103	5,730
SABMiller plc	91	5,554
		14,761
Energy – 2.9%		
Royal Dutch Shell plc, Class A	346	8,359
Financials – 3.4%		
HSBC Holdings plc	650	4,051
Lloyds Banking Group plc	3,014	2,944
Prudential plc	146	2,732
		9,727
Industrials – 1.9%		
BAE Systems plc	768	5,612
Telecommunication Services – 1.2%		
Vodafone Group plc	1,108	3,519
Utilities – 2.0%		
National Grid plc	401	5,691
Total United Kingdom – 21.9%		**$63,186**
United States		
Consumer Discretionary – 2.4%		
McDonalds Corp.	29	3,612
Omnicom Group, Inc.	39	3,220
		6,832

Ivy Global Equity Income Fund (in thousands) MARCH 31, 2016

COMMON STOCKS (Continued)	Shares	Value
Consumer Staples – 4.4%		
Altria Group, Inc.	91	$ 5,695
Philip Morris International, Inc.	58	5,702
Procter & Gamble Co. (The)	17	1,417
		12,814
Energy – 2.5%		
Occidental Petroleum Corp.	105	7,185
Financials – 1.0%		
JPMorgan Chase & Co.	48	2,865
Health Care – 10.9%		
Bristol-Myers Squibb Co.	44	2,835
Eli Lilly and Co.	38	2,751
Johnson & Johnson	98	10,552
Merck & Co., Inc.	109	5,783
Pfizer, Inc.	328	9,711
		31,632
Industrials – 2.5%		
Eaton Corp.	26	1,646
Lockheed Martin Corp.	25	5,540
		7,186
Information Technology – 2.8%		
Microsoft Corp.	146	$ 8,042
Materials – 1.3%		
International Paper Co.	88	3,618
Telecommunication Services – 3.5%		
AT&T, Inc.	258	10,106
Utilities – 2.5%		
American Electric Power Co., Inc.	43	2,872
PPL Corp.	115	4,370
		7,242
Total United States – 33.8%		**$ 97,522**
TOTAL COMMON STOCKS – 100.0%		**$288,918**
(Cost: $279,672)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.4%		
Toyota Motor Credit Corp. 0.443%, 4-6-16(A)	$1,293	$ 1,293
TOTAL SHORT-TERM SECURITIES – 0.4%		**$ 1,293**
(Cost: $1,293)		
TOTAL INVESTMENT SECURITIES – 100.4%		**$290,211**
(Cost: $280,965)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.4)%		**(1,278)**
NET ASSETS – 100.0%		**$288,933**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2016:

Currency to be Delivered			Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	19,275	U.S. Dollar	27,884	4-26-16	Citibank N.A.	$198	$ —
Australian Dollar	11,730	U.S. Dollar	8,933	4-26-16	State Street Global Markets	—	50
Euro	38,453	U.S. Dollar	43,557	4-26-16	State Street Global Markets	—	227
						$198	$277

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$288,918	$ —	$—
Short-Term Securities	—	1,293	—
Total	$288,918	$1,293	$—
Forward Foreign Currency Contracts	$ —	$ 198	$—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 277	$—

During the year ended March 31, 2016, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Ivy Global Equity Income Fund (in thousands) MARCH 31, 2016

Market Sector Diversification	
(as a% of net assets)	
Health Care	15.5%
Consumer Staples	15.3%
Telecommunication Services	13.1%
Industrials	11.6%
Financials	10.4%
Consumer Discretionary	10.3%
Utilities	8.6%
Energy	7.8%
Materials	4.6%
Information Technology	2.8%
Other+	—%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Ivy Global Growth Fund

(UNAUDITED)



Sarah C. Ross

Below, Sarah C. Ross, CFA, portfolio manager of the Ivy Global Growth Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2016. Ms. Ross has 20 years of industry experience and has managed the Fund since August 2014.

Fiscal Year Performance

For the 12 Months Ended March 31, 2016	
Ivy Global Growth Fund (Class A shares at net asset value)	–6.12%
Ivy Global Growth Fund (Class A shares including sales load)	–11.52%
Benchmark(s) and/or Lipper Category	
MSCI World Index (generally reflects the performance of securities markets around the world)	–3.45%
Lipper Global Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–2.33%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Economic uncertainty dominates markets

Global equity markets ended lower for the fiscal year ended March 31, 2016, as global gross domestic product (GDP) and corporate earnings growth continued to slow. Incremental monetary policy efforts in Japan and elsewhere yielded minimal results, giving rise to the concern that governments have fewer options at their disposal to affect economic stimulus. In particular, China faced a significant slowdown in economic growth as a result of the Chinese government's focus on an aggressive anti-corruption campaign. As a result, China's equity markets underperformed during the fiscal year. Weakness in the region negatively impacted global industrials, high-end luxury and many multinationals with significant Chinese exposure. Europe faced uncertainty as well with the upcoming vote in the U.K. to possibly exit the European Union. Latin American markets were materially negative for the 12-month period, despite a significant rally in the last quarter of the period. Political risks and significant commodity exposures (early in the 12-month period) negatively impacted the region. Most of Asia and Latin America underperformed, including China and Brazil, despite an emerging-market recovery in the last quarter of the fiscal year. Given macroeconomic pressures, we do not think it is surprising that larger, more established U.S. companies outperformed the broader global equity markets.

Global consumer-oriented companies (particularly staples, non-luxury and technology) fared much better than the broader market. Commodities took a significant hit from the slowdown in fixed-asset investment in China. During the fiscal year, energy underperformed (despite a last quarter rally), along with materials, financials and health care. Outperforming sectors included consumer staples, utilities, telecommunications and information technology.

Performance for the Year

The Fund underperformed its benchmark, the MSCI World Index, for the fiscal year. While sector allocation was a positive, negative stock selection and the negative impact of currency hedges more than offset the positives. Most of the pressure on performance came in the last quarter of the 12-month period when quality growth significantly underperformed the broader market. Stock selection in financials, industrials and information technology detracted from performance. While stock selection in financials hurt performance, an underweight allocation in both the poor-performing financial and energy sectors was a slight contributor.

Outlook

Despite the backdrop of a weakening global economy, we believe there are opportunities for growth within pockets of the market. We continue to favor the middle-income consumer globally with most of our consumer exposure in the U.S. and China. Unemployment in the U.S. is as low as it has been since the financial crisis, and consumers continue to spend on discretionary items including home improvement. In China, while luxury goods are under intense pressure due to the anti-corruption campaign, demand for household items continues to increase. We believe the loosening of the one child policy could be another boost to incremental household spending. We prefer exposure to consumer areas that have an incremental boost from secular share gains such as the shift to online retailing from bricks and mortar as well as the secular shift in many regions towards travel. We remain underweight in energy and materials. We believe health care can offer sustainable earnings growth in this uncertain environment.

Despite uncertainties in the market, we believe our portfolio of strong global growers with sustainable competitive advantages and unique products that serve large end-markets can continue to drive shareholder value over time.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Global Growth Fund's performance.

Ivy Global Growth Fund

Asset Allocation

Stocks	**92.6%**
Health Care	23.5%
Information Technology	22.8%
Consumer Discretionary	18.4%
Industrials	11.6%
Consumer Staples	5.4%
Financials	5.2%
Telecommunication Services	3.1%
Energy	2.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**7.4%**

Lipper Rankings

Category: Lipper Global Large-Cap Growth Funds	Rank	Percentile
1 Year	89/113	79
3 Year	82/96	85
5 Year	64/69	92
10 Year	38/50	75

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**57.8%**
United States	56.4%
Other North America	1.4%
Europe	**22.2%**
Germany	5.7%
France	4.0%
United Kingdom	3.7%
Netherlands	3.6%
Other Europe	5.2%
Pacific Basin	**9.7%**
China	8.6%
Other Pacific Basin	1.1%
Other	**2.3%**
South America	**0.6%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**7.4%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Visa, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Amazon.com, Inc.	United States	Consumer Discretionary	Internet Retail
Alphabet, Inc., Class C	United States	Information Technology	Internet Software & Services
Carnival Corp.	United States	Consumer Discretionary	Hotels, Resorts & Cruise Lines
Anthem, Inc.	United States	Health Care	Managed Health Care
JD.com, Inc. ADR	China	Consumer Discretionary	Internet Retail
Level 3 Communications, Inc.	United States	Telecommunication Services	Alternative Carriers
MasterCard, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Fresenius SE & Co. KGaA	Germany	Health Care	Health Care Services
J.B. Hunt Transport Services, Inc.	United States	Industrials	Trucking

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Global Growth Fund

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Ivy Global Growth Fund, Class A Shares(1) $13,735
MSCI World Index $15,196
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class E	Class I	Class R	Class R6	Class Y
1-year period ended 3-31-16	-11.52%	-10.74%	-6.79%	-11.27%	-5.73%	-6.32%	-5.61%	-6.00%
5-year period ended 3-31-16	3.31%	3.32%	3.69%	3.57%	4.93%	—	—	4.66%
10-year period ended 3-31-16	3.22%	2.98%	2.89%	—	—	—	—	3.95%
Since Inception of Class through 3-31-16(5)	—	—	—	2.10%	3.01%	5.03%	-1.50%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Global Growth Fund (in thousands) MARCH 31, 2016

COMMON STOCKS	Shares	Value
Belgium		
Consumer Staples – 2.2%		
InBev N.V.	90	$11,221
Total Belgium – 2.2%		**$11,221**
Brazil		
Information Technology – 0.6%		
MercadoLibre, Inc.	26	3,066
Total Brazil – 0.6%		**$ 3,066**
Canada		
Industrials – 1.4%		
Canadian Pacific Railway Ltd.	52	6,941
Total Canada – 1.4%		**$ 6,941**
China		
Consumer Discretionary – 3.3%		
JD.com, Inc. ADR (A)	631	16,717
Industrials – 0.4%		
CAR, Inc. (A)	1,824	2,139
Information Technology – 4.9%		
Alibaba Group Holding Ltd. ADR (A)	151	11,929
Tencent Holdings Ltd.	608	12,409
		24,338
Total China – 8.6%		**$43,194**
France		
Industrials – 4.0%		
European Aeronautic Defence and Space Co.	140	9,307
Safran	152	10,647
		19,954
Total France – 4.0%		**$19,954**
Germany		
Consumer Discretionary – 1.9%		
Continental AG	42	9,642
Health Care – 3.8%		
Bayer AG	36	4,198
Fresenius SE & Co. KGaA	203	14,829
		19,027
Total Germany – 5.7%		**$28,669**
India		
Consumer Staples – 1.1%		
ITC Ltd.	1,168	5,790
Total India – 1.1%		**$ 5,790**
Ireland		
Health Care – 1.7%		
Medtronic plc	112	$ 8,366
Total Ireland – 1.7%		**$ 8,366**
Israel		
Health Care – 2.3%		
Teva Pharmaceutical Industries Ltd. ADR	220	11,770
Total Israel – 2.3%		**$11,770**
Italy		
Financials – 1.3%		
Banca Intesa S.p.A.	2,372	6,569
Total Italy – 1.3%		**$ 6,569**
Netherlands		
Consumer Discretionary – 1.1%		
Koninklijke Philips Electronics N.V., Ordinary Shares	191	5,437
Information Technology – 2.5%		
ASML Holding N.V., NY Registry Shares	59	5,953
NXP Semiconductors N.V. (A)	84	6,830
		12,783
Total Netherlands – 3.6%		**$18,220**
United Kingdom		
Financials – 1.6%		
Prudential plc	435	8,132
Health Care – 2.1%		
Shire plc	181	10,274
Total United Kingdom – 3.7%		**$18,406**
United States		
Consumer Discretionary – 12.1%		
Amazon.com, Inc. (A)	35	20,617
Carnival Corp.	369	19,496
Home Depot, Inc. (The)	70	9,405
Limited Brands, Inc.	76	6,717
TripAdvisor, Inc. (A)	68	4,517
		60,752
Consumer Staples – 2.1%		
Coca-Cola Co. (The)	230	10,655
Energy – 2.6%		
Halliburton Co.	226	8,056
Schlumberger Ltd.	67	4,939
		12,995
Financials – 2.3%		
JPMorgan Chase & Co.	66	$ 3,931
Signature Bank (A)	58	7,880
		11,811
Health Care – 13.6%		
Acadia Healthcare Co., Inc. (A)	161	8,845
Allergan plc (A)	29	7,904
Anthem, Inc.	121	16,821
Biogen, Inc. (A)	32	8,305
Bristol-Myers Squibb Co.	82	5,225
Gilead Sciences, Inc.	91	8,382
HCA Holdings, Inc. (A)	165	12,912
		68,394
Industrials – 5.8%		
J.B. Hunt Transport Services, Inc.	167	14,043
Kansas City Southern	64	5,427
Rockwell Collins, Inc.	104	9,552
		29,022
Information Technology – 14.8%		
Alphabet, Inc., Class C(A)	27	20,406
Cognizant Technology Solutions Corp., Class A(A)	145	9,089
Facebook, Inc., Class A(A)	51	5,779
MasterCard, Inc., Class A	157	14,871
Visa, Inc., Class A	316	24,194
		74,339
Telecommunication Services – 3.1%		
Level 3 Communications, Inc. (A)	300	15,830
Total United States – 56.4%		**$283,798**
TOTAL COMMON STOCKS – 92.6%		**$465,964**
(Cost: $421,914)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 8.0%		
Becton Dickinson & Co. 0.761%, 4-5-16	$5,000	5,000
Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.) 0.350%, 4-6-16	3,000	3,000
Corporacion Andina de Fomento 0.340%, 4-15-16	3,000	2,999
General Mills, Inc. 0.650%, 4-4-16	5,000	5,000
Kroger Co. (The) 0.670%, 4-6-16	5,000	5,000

Ivy Global Growth Fund *(in thousands)* MARCH 31, 2016

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (B) (Continued)		
Mondelez International, Inc.		
0.570%, 4-1-16	$2,049	$ 2,049
Novartis Finance Corp. (GTD by Novartis AG):		
0.350%, 4-18-16	5,000	4,999
0.410%, 4-4-16	2,000	2,000
Novartis Securities Investment Ltd. (GTD by Novartis AG)		
0.330%, 4-18-16	6,000	5,999
United Technologies Corp.		
0.470%, 4-13-16	4,000	3,999
		40,045
Master Note – 0.5%		
Toyota Motor Credit Corp.		
0.443%, 4-6-16 (C)	2,732	2,732
TOTAL SHORT-TERM SECURITIES – 8.5%		**$42,777**
(Cost: $42,775)		

	Value
TOTAL INVESTMENT SECURITIES – 101.1%	**$508,741**
(Cost: $464,689)	
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.1)%	**(5,431)**
NET ASSETS – 100.0%	**$503,310**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at March 31, 2016.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$465,964	$ —	$ —
Short-Term Securities	—	$ 42,777	—
Total	$465,964	$ 42,777	$ —

During the year ended March 31, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guarenteed

Market Sector Diversification

(as a% of net assets)	
Health Care	23.5%
Information Technology	22.8%
Consumer Discretionary	18.4%
Industrials	11.6%
Consumer Staples	5.4%
Financials	5.2%
Telecommunication Services	3.1%
Energy	2.6%
Other+	7.4%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



W. Jeffery Surles

Below, W. Jeffery Surles, CFA, Ivy Global Income Allocation Fund manager, discusses positioning, performance and results for the fiscal year ended March 31, 2016. Mr. Surles has managed the Fund since June 2012 and has 14 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2016	
Ivy Global Income Allocation Fund (Class A shares at net asset value)	–5.74%
Ivy Global Income Allocation Fund (Class A shares including sales load)	–11.16%
Benchmark(s) and/or Lipper Category	
Barclays Multiverse Index (generally reflects the performance of fixed-income securities that represent the global bond market)	4.37%
MSCI World High Dividend Yield Index (generally reflects the performance of equities with higher-than-average dividend yields that are both sustainable and persistent)	0.22%
60% MSCI World High Dividend Yield / 40% Barclays Multiverse (generally reflects the performance of equities with higher-than-average dividend yields that are both sustainable and persistent and fixed-income securities that represent the global bond market)	2.05%
Lipper Flexible Portfolio Funds (generally reflects the performance of the universe of funds with similar investment objectives)	–5.36%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value. Multiple indexes are present because the Fund invests in multiple asset classes.

Market Review

This fiscal year was marked by international equity markets generally underperforming their U.S. counterparts. Much of this came late in the fiscal year when major central banks outside of the U.S. embarked further down the path of extraordinary monetary easing. The Bank of Japan (BOJ) surprised markets by introducing negative interest rates, as the European Central Bank (ECB) took rates further into negative territory and stepped up both its asset purchase program and liquidity provisions. Unlike previous rounds of monetary easing, which usually produced rallies in equity market prices, the additional rounds of stimulus were instead met by skepticism about the overall effectiveness of the monetary policy. Conversely, developed market yield curves have rallied in some cases to unprecedented levels as investors seek safer asset classes in the face of increasing uncertainties. The one exception to this in fixed income markets is credit, especially riskier parts of the credit markets. High-yield credit in particular was characterized by large amounts of volatility and underperformance in December around the Federal Reserve's (Fed) first interest rate increase in almost ten years.

Fund Performance

The Fund materially underperformed its blended benchmark during the fiscal year. Both the equity and fixed income portions of the portfolio underperformed their benchmarks, and asset allocation added to underperformance. Our underperformance was particularly acute on the equity side, where returns were materially negative even as the benchmark posted a slightly positive return for the fiscal year. While the fixed income portion also underperformed, it still managed a positive return for the year. While we correctly abandoned our overweight allocation in equities in November in favor of a more neutral asset allocation to the benchmark, our underweight to fixed income resulted in the Fund's asset allocation slightly detracting from performance during the fiscal year as well.

More specifically with respect to equities, given the income orientation of the Fund, we have long held high-yield-generating securities such as publically traded Real Estate Investment Trusts ("REITs"), yieldco's and limited liability companies, which differ from traditional equities as part of the equity portfolio. These types of investments usually have stable cash-flowing assets, which are leveraged with debt, allowing them to pay out high cash-flow streams. The Fund had anywhere from 6-10 percent of its assets invested in these types of securities during the fiscal year. Around the time of the Fed's interest rate increase in December, any asset which had a small amount of equity value sitting on a decent amount of debt, regardless of cash-flow stability, began to materially underperform as credit markets became disjointed.

Additionally, three of our holdings within the category, Terraform Global Inc., Abengoa Yield plc and Fortress Transportation and Infrastructure Investors LLC, had specific issues. The parent companies of both Terraform Global Inc. and Abengoa Yield plc came to the brink of bankruptcy when credit markets seized up. Additionally, Fortress Transportation and Infrastructure Investors LLC owns an underutilized crude oil terminal which comprised roughly 30 percent of its asset base. All three of these entities drastically repriced, causing almost 450bps (4.5 percent) of underperformance within the equity portfolio. The Fund exited its position in Terraform Global Inc. at a loss, while Abengoa Yield plc and Fortress Transportation and Infrastructure Investors LLC remain in the Fund. We lost confidence in Terraform Global Inc.'s management's independence from its parent company as the parent company struggled to fend off bankruptcy. In contrast, Abengoa Yield plc is successfully separating its management and operations from the parent company and has an alternative energy asset base that we continue to find attractive. Similarly, Fortress Transportation and Infrastructure Investors LLC 's crude terminal sits in a strategic location outside of Houston, and is in a position to feed a number of new chemical plants coming on line next year. We continue to believe in the longer-term fundamentals of its asset base, which also include aviation leasing and transportation.

While these three assets caused the bulk of the Fund's underperformance over the fiscal year, we were again hit by the significant divergence in returns between U.S. and international equity markets. Greater yield in international markets has long biased us to an overweight position, which acted as a headwind for the second straight year. In November, as part of our reallocation out of equities and into fixed income, we reduced the international overweight but not enough to avoid it hindering the Fund's performance. The international overweight allocation constrained performance in the first quarter of 2016 as investors began to question the effectiveness of additional monetary easing by the ECB and BOJ.

The fixed income portion of the portfolio also underperformed its benchmark during the fiscal year. The underperformance is not surprising given the Fund's natural positioning to being overweight in credit and underweight in Japan relative to its benchmark. As an income fund we are looking for yield, which means our credit exposure is naturally high, and we have never owned a fixed income security in Japan given the low level of yields. That does not mean low-yielding securities cannot provide significant returns, as Japanese government bonds returned almost 12.5 percent during the fiscal year. Japanese government bonds represent 16.4 percent of our fixed income benchmark, the second highest weight behind the United States. Our zero weight fixed income allocation in Japan was by far the largest contributor to underperformance. As mentioned previously, the other detractor was credit, where we are naturally overexposed given our income focus. The overweight allocation of the Fund's credit holdings detracted from performance, even though our credit holdings held up relatively well compared to the credit portion of the index during the December and January market volatility.

The Fund continued its use of currency forwards during the year to both hedge and mitigate risk within the portfolio. We also used equity derivatives at times to express positive or negative positions on certain stocks as part of our security selection process. In some, but not all cases, the use of equity derivatives was additive to performance. We tend to only use derivative strategies when we believe dislocations in derivatives markets, either through volatility or skew, are significantly in our favor around the positioning we would like to take. Keep in mind that there are risks involved in the use of derivatives, including market, counterparty, liquidity and interconnection risks.

Outlook

We view the Fed's decision on whether to continue to normalize monetary policy as the most important factor going forward. The Fed has long stated it will be data dependent with regard to interest rate increases. We believe the Fed will instead be market dependent in respect to raising interest rates. Given the low unemployment rate and inflation that is close to target levels, one could argue the Fed should have raised interest rates multiple times already. Each time the market began pricing Fed interest rate increases, bouts of market volatility caused the Fed to decline to raise interest rates. Finally in December, the Fed increased interest rates and as well signaled the possibility for additional increases in the future; however, the Fed was forced to remove signals of future rate increases after financial markets became extremely volatile following their initial increase. Our belief going forward is that the Fed will be market dependent, only raising interest rates if financial markets allow them to through relatively benign financial conditions. As the prospect of Fed rate hikes seems to foretell volatility, at this point we believe it is unlikely that the Fed will raise interest rates significantly during the year. On the international front, we also continue to believe central banks globally will maintain an aggressive stance and increase monetary stimulus further. We think any additional easing by the BOJ is likely to result in the direct purchase of equity securities as Japan tries to stave off deflation. The ECB is also likely to be preparing additional measures if the programs announced in January do not have the desired impact.

Fund Positioning

We believe that the market will continue to question whether central banks will be successful in achieving their ultimate goal of higher nominal rates of gross domestic product. As a result, we are now implementing a more conservative asset allocation that is slightly underweight in equities relative to the benchmark. We have also become more focused on higher-quality investments, as the average credit quality of the Fund has been raised from BB- to BB+. In short, we are running closer to benchmark allocations than we ever have during the life of the Fund. This is also reflected in the fact we have little conviction for making big allocation bets in this uncertain macro-environment and would prefer to try to generate performance through individual security selection.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Fixed-income securities are subject to interest-rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Global Income Allocation Fund's performanceerformance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Fixed-income securities are subject to interest-rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Global Income Allocation Fund's performance.

Ivy Global Income Allocation Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	**57.7%**
Financials	15.8%
Consumer Staples	9.2%
Industrials	8.7%
Consumer Discretionary	8.2%
Health Care	4.5%
Telecommunication Services	3.3%
Energy	3.1%
Information Technology	2.6%
Utilities	1.3%
Materials	1.0%
Purchased Options	**0.2%**
Bonds	**39.4%**
Corporate Debt Securities	30.1%
Loans	4.5%
United States Government and Government Agency Obligations	3.3%
Other Government Securities	1.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**2.7%**

Lipper Rankings

Category: Lipper Flexible Portfolio Funds	Rank	Percentile
1 Year	368/586	63
3 Year	244/428	57
5 Year	190/289	66
10 Year	86/129	67

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**43.9%**
United States	41.0%
Other North America	2.9%
Europe	**39.4%**
United Kingdom	12.2%
Spain	5.8%
France	4.2%
Other Europe	17.2%
Pacific Basin	**9.8%**
Australia	6.3%
Other Pacific Basin	3.5%
South America	**1.9%**
Other	**1.6%**
Bahamas/Caribbean	**0.5%**
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Purchased Options	**2.9%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Blackstone Mortgage Trust, Inc., Class A	United States	Financials	Mortgage REITs
Sampo plc, A Shares	Finland	Financials	Multi-Line Insurance
ProSiebenSat. 1 Media SE	Germany	Consumer Discretionary	Broadcasting
Philip Morris International, Inc.	United States	Consumer Staples	Tobacco
Ferrovial S.A.	Spain	Industrials	Construction & Engineering
Ares Capital Corp.	United States	Financials	Asset Management & Custody Banks
McDonalds Corp.	United States	Consumer Discretionary	Restaurants
Taylor Wimpey plc	United Kingdom	Consumer Discretionary	Homebuilding
Marine Harvest ASA	Norway	Consumer Staples	Packaged Foods & Meats
Frontier Communications Corp., Convertible Series A, 11.125%	United States	Telecommunication Services	Integrated Telecommunication Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Global Income Allocation Fund

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Ivy Global Income Allocation Fund, Class A Shares(1) $13,482
Barclays Multiverse Index $15,424
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
$20,000
$15,000
$10,000
$5,000
$0
Ivy Global Income Allocation, Class A Shares(1) $13,155
60% MSCI World High Dividend Yield / 40% Barclays Multiverse $15,224
MSCI World High Dividend Yield Index $14,744
5-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012
3-31 2013
3-31 2014
3-31 2015
3-31 2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

Effective June 4, 2012, Ivy International Balanced Fund changed its name to Ivy Global Income Allocation Fund. As a result, the Fund's benchmark was changed to a blended index composed of 60% MSCI World High Dividend Yield Index and 40% Barclays Multiverse Index. We believe this index is more representative of the types of equity and fixed-income securities in which the Fund invests.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class E	Class I	Class R	Class R6	Class Y
1-year period ended 3-31-16	-11.16%	-10.13%	-6.26%	-11.14%	-5.35%	-5.90%	-5.21%	-5.61%
5-year period ended 3-31-16	1.42%	1.51%	1.97%	1.43%	3.06%	—	—	2.78%
10-year period ended 3-31-16	3.03%	2.83%	2.95%	—	—	—	—	3.79%
Since Inception of Class through 3-31-16(5)	—	—	—	1.46%	2.63%	2.68%	-2.95%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Global Income Allocation Fund (in thousands) MARCH 31, 2016

COMMON STOCKS	Shares	Value
Australia		
Energy – 1.3%		
Caltex Australia Ltd.	350	$ 9,127
Financials – 1.6%		
National Australia Bank Ltd.	300	6,034
Westpac Banking Corp.	261	6,069
		12,103
Industrials – 0.5%		
Spotless Group Holdings Ltd.	3,930	3,796
Materials – 1.0%		
Amcor Ltd.	683	7,517
Total Australia – 4.4%		**$32,543**
Belgium		
Consumer Staples – 1.4%		
Anheuser-Busch InBev S.A. ADR	83	10,347
Total Belgium – 1.4%		**$10,347**
Canada		
Energy – 1.0%		
Inter Pipeline Ltd.	360	7,415
Total Canada – 1.0%		**$ 7,415**
Denmark		
Financials – 1.1%		
Danske Bank A.S.	285	8,051
Total Denmark – 1.1%		**$ 8,051**
Finland		
Financials – 1.8%		
Sampo plc, A Shares	290	13,774
Total Finland – 1.8%		**$13,774**
France		
Financials – 1.0%		
Axa S.A.	333	7,842
Industrials – 1.0%		
Compagnie de Saint-Gobain	163	7,171
Telecommunication Services – 0.9%		
Orange S.A.	387	6,780
Total France – 2.9%		**$21,793**

COMMON STOCKS (Continued)	Shares	Value
Germany		
Consumer Discretionary – 1.8%		
ProSiebenSat. 1 Media SE	260	$13,368
Industrials – 1.1%		
Deutsche Post AG	300	8,336
Total Germany – 2.9%		**$21,704**
Israel		
Health Care – 1.0%		
Teva Pharmaceutical Industries Ltd. ADR	136	7,277
Total Israel – 1.0%		**$ 7,277**
Italy		
Financials – 1.1%		
Banca Intesa S.p.A.	3,000	8,309
Total Italy – 1.1%		**$8,309**
Japan		
Consumer Discretionary – 1.0%		
Bridgestone Corp.	200	7,473
Total Japan – 1.0%		**$7,473**
New Zealand		
Consumer Discretionary – 0.7%		
SKYCITY Entertainment Group Ltd.	1,579	5,467
Total New Zealand – 0.7%		**$5,467**
Norway		
Consumer Staples – 1.5%		
Marine Harvest ASA	717	11,055
Total Norway – 1.5%		**$11,055**
Singapore		
Consumer Discretionary – 0.5%		
Asian Pay Television Trust	8,571	3,561
Telecommunication Services – 0.9%		
Singapore Telecommunications Ltd.	2,450	6,944
Total Singapore – 1.4%		**$10,505**
Spain		
Industrials – 2.7%		
ACS Actividades de Construccion y Servicios S.A.	266	7,922
Ferrovial S.A.	569	12,236
		20,158

COMMON STOCKS (Continued)	Shares	Value
Utilities – 1.3%		
Abengoa Yield plc	567	$10,087
Total Spain – 4.0%		**$30,245**
Switzerland		
Consumer Staples – 1.0%		
Nestle S.A., Registered Shares	100	7,472
Total Switzerland – 1.0%		**$ 7,472**
United Kingdom		
Consumer Discretionary – 1.5%		
Taylor Wimpey plc	4,080	11,152
Consumer Staples – 1.3%		
Imperial Tobacco Group plc	170	9,432
Financials – 2.8%		
Legal & General Group plc	2,491	8,414
St. James's Place plc	625	8,245
Standard Life plc	926	4,738
		21,397
Industrials – 1.2%		
BAE Systems plc	1,200	8,773
Total United Kingdom – 6.8%		**$50,754**
United States		
Consumer Discretionary – 2.7%		
Limited Brands, Inc.	100	8,781
McDonalds Corp.	90	11,311
		20,092
Consumer Staples – 4.0%		
Kraft Foods Group, Inc.	120	9,428
Philip Morris International, Inc.	128	12,535
Procter & Gamble Co. (The)	100	8,231
		30,194
Energy – 0.8%		
ONEOK, Inc.	200	5,972
Financials – 4.8%		
Blackstone Mortgage Trust, Inc., Class A	535	14,363
Crown Castle International Corp.	95	8,217
Fortress Transportation and Infrastructure Investors LLC	698	6,949
Starwood Property Trust, Inc.	350	6,626
		36,155

Ivy Global Income Allocation Fund (in thousands) MARCH 31, 2016

COMMON STOCKS (Continued)	Shares	Value
Health Care – 2.9%		
Amgen, Inc.	50	$ 7,496
Bristol-Myers Squibb Co.	126	8,080
Pfizer, Inc.	220	6,521
		22,097
Industrials – 2.2%		
Lockheed Martin Corp.	35	7,752
Rockwell Automation, Inc.	74	8,418
		16,170
Information Technology – 2.6%		
Paychex, Inc.	174	9,414
Texas Instruments, Inc.	170	9,761
		19,175
Total United States – 20.0%		**$149,855**
TOTAL COMMON STOCKS – 54.0%		**$404,039**
(Cost: $403,969)		

INVESTMENT FUNDS		
United States – 1.6%		
Ares Capital Corp.	815	12,095
TOTAL INVESTMENT FUNDS – 1.6%		**$ 12,095**
(Cost: $14,153)		

PREFERRED STOCKS		
Israel		
Health Care – 0.6%		
Teva Pharmaceutical Industries Ltd., Convertible, 7.000% (A)	5	4,420
Total Israel – 0.6%		**$ 4,420**
United States		
Telecommunication Services – 1.5%		
Frontier Communications Corp., Convertible Series A, 11.125%	104	10,817
Total United States – 1.5%		**$ 10,817**
TOTAL PREFERRED STOCKS – 2.1%		**$ 15,237**
(Cost: $14,865)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Compagnie Financiere Richemont S.A., Put CHF58.00, Expires 6-17-16, OTC (Ctrpty: Barclays Bank plc) (B)	2,500	$ 326
ONEOK, Inc., Call $30.00, Expires 7-15-16, OTC (Ctrpty: UBS AG)	3,600	900
TOTAL PURCHASED OPTIONS – 0.2%		**$ 1,226**
(Cost: $979)		

CORPORATE DEBT SECURITIES	Principal	Value
Argentina		
Consumer Discretionary – 0.2%		
Arcos Dorados Holdings, Inc. 10.250%, 7-13-16 (B)(C)	BRL5,000	1,293
Industrials – 0.7%		
Aeropuertos Argentina 2000 S.A.:		
10.750%, 12-1-20 (C)	$ 665	707
10.750%, 12-1-20	4,323	4,595
		5,302
Total Argentina – 0.9%		**$ 6,595**
Australia		
Materials – 1.5%		
BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC 7.125%, 5-1-18 (C)	3,000	3,015
FMG Resources Pty Ltd.:		
8.250%, 11-1-19 (C)	4,000	3,820
6.875%, 4-1-22 (C)	5,750	4,600
		11,435
Total Australia – 1.5%		**$11,435**

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Barbados		
Consumer Discretionary – 0.1%		
Columbus International, Inc. 7.375%, 3-30-21 (C)	$ 1,000	$1,065
Total Barbados – 0.1%		**$1,065**
Brazil		
Consumer Staples – 0.3%		
AmBev International Finance Co. Ltd. 9.500%, 7-24-17 (B)	BRL7,500	1,962
Total Brazil – 0.3%		**$1,962**
Canada		
Information Technology – 0.8%		
Kronos Acquisition Holdings, Inc. 9.000%, 8-15-23 (C)	$ 6,250	5,719
Total Canada – 0.8%		**$5,719**
Cayman Islands		
Telecommunication Services – 0.4%		
Sable International Finance Ltd. 6.875%, 8-1-22 (C)	3,080	3,080
Total Cayman Islands – 0.4%		**$3,080**
Chile		
Industrials – 0.2%		
LATAM Airlines Group S.A. 7.250%, 6-9-20 (C)	2,000	1,840
Total Chile – 0.2%		**$1,840**
Columbia		
Energy – 0.2%		
Empresas Publicas de Medellin E.S.P. 8.375%, 2-1-21 (B)	COP3,888,000	1,234
Total Columbia – 0.2%		**$1,234**

Ivy Global Income Allocation Fund (in thousands) MARCH 31, 2016

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
France		
Financials – 1.3%		
Societe Generale S.A.:		
8.250%, 11-29-49 . . . $	7,000	$7,053
7.875%, 12-31-49 (C)	3,000	2,797
		9,850
Total France – 1.3%		**$9,850**
Guernsey		
Financials – 0.9%		
Credit Suisse Group (Guernsey) I Ltd. 7.875%, 2-24-41	6,843	6,932
Total Guernsey – 0.9%		**$6,932**
Hong Kong		
Utilities – 0.3%		
China Resources Power Holdings Co. Ltd. 7.250%, 5-9-49 (D) . .	2,000	2,002
Total Hong Kong – 0.3%		**$2,002**
Ireland		
Energy – 0.0%		
Novatek Finance Ltd. 7.750%, 2-21-17 (B)(C)	RUB25,000	362
Financials – 0.7%		
Aquarius + Investments plc (GTD by Swiss Reinsurance Co. Ltd.) 6.375%, 9-1-24 . . . . . $	5,000	5,217
Industrials – 0.1%		
Russian Railways via RZD Capital Ltd. 8.300%, 4-2-19 (B) . .	RUB50,000	703
Total Ireland – 0.8%		**$6,282**
Italy		
Financials – 1.1%		
Intesa Sanpaolo S.p.A.:		
6.500%, 2-24-21 (C) . . . . . . $	5,000	5,704
7.700%, 12-29-49 (C)	3,000	2,756
		8,460
Total Italy – 1.1%		**$8,460**

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Jersey		
Financials – 0.7%		
UBS Group Funding Ltd. 4.125%, 4-15-26 (C) . . . . . $	5,000	$ 4,999
Total Jersey – 0.7%		**$ 4,999**
Luxembourg		
Consumer Discretionary – 1.2%		
Altice S.A. 7.625%, 2-15-25 (C)	9,188	8,798
Information Technology – 0.8%		
BC Luxco 1 S.A. 7.375%, 1-29-20 (C)	7,000	6,457
Total Luxembourg – 2.0%		**$15,255**
Mexico		
Materials – 0.2%		
CEMEX S.A.B. de C.V. 9.500%, 6-15-18 (C)	1,500	1,588
Telecommunication Services – 0.2%		
America Movil S.A.B. de C.V. . . . . 6.450%, 12-5-22 (B)	MXN22,000	1,213
Total Mexico – 0.4%		**$ 2,801**
Netherlands		
Materials – 0.5%		
Constellium N.V. 8.000%, 1-15-23 (C) . . . . . $	4,253	3,525
Telecommunication Services – 0.1%		
VimpleCom Holdings B.V. 9.000%, 2-13-18 (B)(C) . . .	RUB50,000	717
Total Netherlands – 0.6%		**$ 4,242**
Norway		
Energy – 0.3%		
Det norske oljeselskap ASA 10.250%, 5-27-22 (C) . . . . . $	2,600	2,392
Total Norway – 0.3%		**$ 2,392**

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Singapore		
Consumer Staples – 0.0%		
Olam International Ltd. 6.000%, 8-10-18 (B)	SGD250	$ 194
Total Singapore – 0.0%		**$ 194**
Spain		
Financials – 1.2%		
Banco Bilbao Vizcaya Argentaria S.A. 9.000%, 5-29-49 . . . . . . $	8,800	9,042
Industrials – 0.6%		
ACI Airport Sudamerica S.A. 6.875%, 11-29-32 (C)	5,000	4,137
Total Spain – 1.8%		**$13,179**
United Kingdom		
Consumer Discretionary – 0.7%		
British Sky Broadcasting Group plc 9.500%, 11-15-18 (C)	4,130	4,871
Financials – 4.7%		
Barclays plc 8.250%, 12-29-49	11,085	11,062
Lloyds Banking Group plc 7.500%, 4-30-49	6,000	5,939
Royal Bank of Scotland Group plc (The):		
7.640%, 3-29-49	11,000	10,698
8.000%, 12-29-49	2,000	1,907
7.500%, 12-29-49	6,000	5,580
		35,186
Total United Kingdom – 5.4%		**$40,057**
United States		
Consumer Discretionary – 1.0%		
B-Corp Merger Sub, Inc. 8.250%, 6-1-19	6,000	4,680
General Motors Co. 6.600%, 4-1-36	2,500	2,752
		7,432
Energy – 2.1%		
Brand Energy & Infrastructure Services 8.500%, 12-1-21 (C) . . .	3,000	2,820
HollyFrontier Corp. 5.875%, 4-1-26	5,000	4,979
Laredo Petroleum, Inc. 7.375%, 5-1-22	3,500	3,032
PBF Holding Co. LLC and PBF Finance Corp. 7.000%, 11-15-23 (C)	5,000	4,744
		15,575

Ivy Global Income Allocation Fund *(in thousands)* MARCH 31, 2016

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials – 5.3%		
Bank of America Corp.:		
6.250%, 9-29-49	$ 3,000	$ 2,940
8.000%, 12-29-49	6,000	5,872
BGC Partners, Inc. 5.375%, 12-9-19	6,000	6,305
JPMorgan Chase & Co.:		
7.900%, 4-29-49	3,000	3,000
6.125%, 12-29-49	5,000	5,119
New Cotai LLC and New Cotai Capital Corp. 10.625%, 5-1-19 (C)(E)	5,266	3,738
UBS Preferred Funding Trust V 6.243%, 5-29-49	2,000	2,000
Wells Fargo & Co. 7.980%, 3-29-49	10,534	10,902
		39,876
Industrials – 1.1%		
HD Supply, Inc. 11.500%, 7-15-20	5,000	5,547
TRAC Intermodal LLC and TRAC Intermodal Corp. 11.000%, 8-15-19	262	280
TransDigm Group, Inc. 7.500%, 7-15-21	2,270	2,378
		8,205
Telecommunication Services – 0.6%		
Sprint Corp. 7.625%, 2-15-25	6,000	4,455
Total United States – 10.1%		**$ 75,543**
TOTAL CORPORATE DEBT SECURITIES – 30.1%		**$225,118**
(Cost: $240,180)		

OTHER GOVERNMENT SECURITIES (F)	Principal	Value
Argentina – 0.3%		
Province of Buenos Aires 9.125%, 3-16-24 (C)	2,000	2,056
Australia – 0.4%		
New South Wales Treasury Corp. 5.500%, 3-1-17 (B)	AUD4,000	3,162
Canada – 0.7%		
City of Toronto 3.500%, 12-6-21 (B)	CAD2,000	$ 1,679
Province of Ontario 4.400%, 6-2-19 (B)	2,000	1,697
Regional Municipality of York 4.000%, 6-30-21 (B)	2,000	1,716
		5,092
Malaysia – 0.1%		
Malaysia Government Bond 3.314%, 10-31-17 (B)	MYR3,000	775
TOTAL OTHER GOVERNMENT SECURITIES – 1.5%		**$11,085**
(Cost: $13,491)		

LOANS (D)	Principal	Value
United States		
Consumer Staples – 0.5%		
Focus Brands, Inc., 10.250%, 8-21-18	$ 1,000	994
GOBP Holdings, Inc. 9.250%, 10-21-22	2,906	2,688
		3,682
Energy – 1.6%		
Callon Petroleum Co. 8.500%, 10-8-21	12,107	11,623
Empresas ICA S.A. 7.595%, 6-20-17	2,825	706
		12,329
Financials – 0.6%		
WP Mustang Holdings LLC 8.500%, 5-29-22	5,000	4,916
Industrials – 0.3%		
Hampton Rubber Co. & SEI Holding Corp. 9.000%, 3-27-22	3,333	2,000
Information Technology – 1.4%		
Active Network, Inc. (The) 9.500%, 11-15-21	3,000	2,580
Misys plc and Magic Newco LLC 12.000%, 6-12-19	7,500	7,692
		10,272
Materials – 0.1%		
EP Minerals LLC 8.500%, 8-20-21	$ 781	$ 703
Total United States – 4.5%		**$ 33,902**
TOTAL LOANS – 4.5%		**$ 33,902**
(Cost: $38,770)		
UNITED STATES GOVERNMENT OBLIGATIONS		
United States – 3.3%		
U.S. Treasury Bonds:		
8.000%, 11-15-21	6,000	8,167
7.250%, 8-15-22	5,000	6,767
7.125%, 2-15-23	5,000	6,838
6.125%, 11-15-27	2,000	2,884
		24,656
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 3.3%		**$ 24,656**
(Cost: $24,007)		
SHORT-TERM SECURITIES		
Commercial Paper (G) – 2.6%		
Danaher Corp. 0.450%, 4-6-16	4,000	4,000
Essilor International S.A. 0.430%, 4-4-16	3,000	3,000
John Deere Financial Ltd. (GTD by John Deere Capital Corp.) 0.360%, 4-19-16	8,000	7,998
Mondelez International, Inc. 0.570%, 4-1-16	1,980	1,980
St. Jude Medical, Inc. 0.480%, 4-19-16	3,000	2,999
		19,977
Master Note – 0.2%		
Toyota Motor Credit Corp. 0.443%, 4-6-16 (H)	1,198	1,198
TOTAL SHORT-TERM SECURITIES – 2.8%		**$ 21,175**
(Cost: $21,175)		
TOTAL INVESTMENT SECURITIES – 100.1%		**$748,533**
(Cost: $771,589)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		**(709)**
NET ASSETS – 100.0%		**$747,824**

Ivy Global Income Allocation Fund *(in thousands)* MARCH 31, 2016

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Principal amounts or exercise prices are denominated in the indicated foreign currency, where applicable (AUD—Australian Dollar, BRL—Brazilian Real, CAD—Canadian Dollar, CHF—Swiss Franc, COP—Columbian Peso, MXN—Mexican Peso, MYR—Malaysian Ringgit, RUB—Russian Ruble and SGD—Singapore Dollar).

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2016 the total value of these securities amounted to $87,600 or 11.7% of net assets.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016.

(E)Payment-in-kind bonds.

(F)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(G)Rate shown is the yield to maturity at March 31, 2016.

(H)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2016:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	14,900	U.S. Dollar	21,567	4-26-16	UBS AG	$166	$ —
Euro	40,700	U.S. Dollar	46,090	4-26-16	UBS AG	—	254
						$166	$254

The following written options were outstanding at March 31, 2016 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Compagnie Financiere Richemont S.A.	Barclays Bank plc	Put	2,500	June 2016	CHF50.00	$ 79	$ (84)
ONEOK, Inc.	UBS AG	Put	2,400	July 2016	$20.00	444	(102)
						$523	$(186)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$404,039	$ —	$ —
Investment Funds	12,095	—	—
Preferred Stocks	15,237	—	—
Purchased Options	—	1,226	—
Corporate Debt Securities	—	225,118	—
Other Government Securities	—	11,085	—
Loans	—	32,493	1,409
United States Government Obligations	—	24,656	—
Short-Term Securities	—	21,175	—
Total	$431,371	$315,753	$1,409
Forward Foreign Currency Contracts	$ —	$ 166	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 254	$ —
Written Options	$ —	$ 186	$ —

During the year ended March 31, 2016, securities totaling $5,000 were transferred from Level 3 to Level 2 due to increased availability of observable market data due to increased market activity or information for these securities. Transfers out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Level 1 and 2 during the year.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter
REIT = Real Estate Investment Trust

Ivy Global Income Allocation Fund (in thousands) MARCH 31, 2016

Market Sector Diversification

(as a% of net assets)	
Financials	32.3%
Industrials	11.7%
Consumer Discretionary	11.4%
Consumer Staples	10.0%
Energy	7.3%
Information Technology	5.6%
Telecommunication Services	4.6%
Health Care	4.5%
United States Government and Government Agency Obligations	3.3%
Materials	3.3%
Utilities	1.6%
Other Government Securities	1.5%
Other+	2.9%

+Includes cash and other assets (net of liabilities), cash equivalents and purchased options

See Accompanying Notes to Financial Statements.

Ivy High Income Fund

(UNAUDITED)



Chad A. Gunther

Below, Chad Gunther, portfolio manager of Ivy High Income Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2016. Mr. Gunther was appointed portfolio manager of the Fund on July 9, 2014, and has 18 years of industry experience.

Fiscal Year Performance

For the 12 months ended March 31, 2016	
Ivy High Income Fund (Class A shares at net asset value)	–7.75%
Ivy High Income Fund (Class A shares with sales charge)	–13.02%
Benchmark(s) and/or Lipper Category	
Bank of America Merrill Lynch High Yield Index (reflects the performance of securities generally representing the high-yield sector of the bond market)	–3.99%
Lipper High Yield Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–4.01%

Please note that Fund returns include applicable investment fees and expenses, while index returns do not include any such fees. The performance discussion below is at net asset value.

Market volatility

Concerns over slowing global growth; continued weakness in commodity prices; the first U.S. Federal Reserve (Fed) interest rate hike in almost a decade; substantial outflows in the asset class; a risk-off mentality in the investor base and concerns over liquidity after the shuttering of a distressed-debt focused fund all contributed to a significant widening in spreads and yields during the fiscal year ended March 31, 2016. Spreads on the Bank of America Merrill Lynch High Yield Index saw a widening of 223 basis points from March 31, 2015 to March 31, 2016, ending the fiscal year at a 705 basis point spread. This lowered the index yield to 8.36% for the fiscal year-end, compared to 6.28% on March 31, 2015. Flows for the high-yield asset class were unfavorable, with $20.7 billion exiting the space. Of the $20.7 billion, only a small portion consisted of passively managed accounts, with outflows totaling approximately $100 million.

Investment performance

The Fund underperformed its benchmark and Lipper universe average for the fiscal year ending March 31, 2016. Underperformance relative to the benchmark was primarily attributable to the Fund's approximate 26% allocation to senior loans. Senior loans are not included in the benchmark and had a -9.45% return for the fiscal year. Additionally, poor credit selection in the retail and services sectors detracted from Fund performance.

While not enough to offset the negative performance from the categories mentioned above, our underweight allocation to the energy sector (approximate 8.25% underweight) positively impacted Fund performance during the fiscal year. Pressure on oil prices during the fiscal year negatively impacted the high-yield credit markets.

While the Fund used derivatives during the reporting period, they had minimal impact on the performance of the Fund.

Outlook

Recent economic data is pointing to continued slowing in manufacturing activity. There are also few signs of inflation, and companies continue to struggle to exhibit top-line growth. Finally, instability in China continues to weigh on the markets. Given this environment, we think the Fed could have a hard time making the case for any additional increases throughout 2016.

Given all of these uncertainties, we believe it is prudent to maintain a higher cash balance going forward as well as to maintain a more balanced portfolio in regards to liquidity and risk.

Our goal of finding businesses that offer the best risk-adjusted return characteristics will continue as it is our belief that bottom-up fundamental credit analysis should produce better relative performance in both up and down credit cycles.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in high-income securities may carry a greater risk of non-payment of interest or principal than higher-rated bonds. In addition to the risks typically associated with fixed-income securities, loan participations in which the fund may invest carry other risks including the risk of

insolvency of the lending bank or other intermediary. Loan participations may be unsecured or not fully collateralized, may be subject to restrictions on resale and sometimes trade infrequently on the secondary market. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy High Income Fund's performance.

Ivy High Income Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	**1.6%**
Telecommunication Services	1.2%
Financials	0.4%
Consumer Discretionary	0.0%
Warrants	**0.0%**
Bonds	**88.2%**
Corporate Debt Securities	65.7%
Loans	22.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**10.2%**

Lipper Rankings

Category: Lipper High Yield Funds	Rank	Percentile
1 Year	606/660	92
3 Year	405/541	75
5 Year	104/438	24
10 Year	12/290	5

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**0.9%**
BBB	0.9%
Non-Investment Grade	**87.3%**
BB	12.8%
B	27.6%
CCC	42.3%
Below CCC	1.2%
Non-rated	3.4%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	**11.8%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy High Income Fund

(UNAUDITED)



Ivy High Income Fund, Class A Shares(1) $18,581
BofA Merrill Lynch U.S. High Yield Index $19,396
$30,000
$20,000
$10,000
$0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[(2)]	Class A[(3)]	Class B[(4)]	Class C	Class E	Class I	Class R	Class R6	Class Y
1-year period ended 3-31-16	-13.02%	-11.84%	-8.40%	-13.26%	-7.52%	-8.07%	-7.36%	-7.76%
5-year period ended 3-31-16	3.44%	3.76%	3.96%	3.07%	4.95%	—	—	4.70%
10-year period ended 3-31-16	6.39%	6.26%	6.24%	—	—	—	—	7.09%
Since Inception of Class through 3-31-16[(5)]	—	—	—	5.49%	6.97%	1.29%	-4.41%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy High Income Fund *(in thousands)* MARCH 31, 2016

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Casinos & Gaming – 0.0%		
New Cotai Participation Corp., Class B (A)	—*	$ 699
Housewares & Specialties – 0.0%		
Provo Craft & Novelty, Inc. (A)(B)	6,090	—*
Total Consumer Discretionary – 0.0%		**699**
Financials		
Specialized Finance – 0.4%		
Maritime Finance Co. Ltd.(A)(B)(C)	1,750	16,887
Total Financials – 0.4%		**16,887**
TOTAL COMMON STOCKS – 0.4%		**$17,586**
(Cost: $30,821)		

PREFERRED STOCKS		
Telecommunication Services		
Integrated Telecommunication Services – 1.2%		
Frontier Communications Corp., Convertible Series A, 11.125%	548	57,229
Total Telecommunication Services – 1.2%		**57,229**
TOTAL PREFERRED STOCKS – 1.2%		**$57,229**
(Cost: $55,092)		

WARRANTS		
Agricultural Products – 0.0%		
ASG Consolidated LLC, expires 5-15-18 (D)	13	19
Apparel Retail – 0.0%		
St. John Knits International, Inc. (D)	48	512
TOTAL WARRANTS – 0.0%		**$ 531**
(Cost: $798)		

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Advertising – 0.8%		
Acosta, Inc., 7.750%, 10-1-22 (E)	$22,646	21,004
Lamar Media Corp., 5.375%, 1-15-24	6,757	7,046
Advertising (Continued)		
Outfront Media Capital LLC and Outfront Media Capital Corp.:		
5.250%, 2-15-22	$ 2,900	$ 2,973
5.625%, 2-15-24	8,212	8,551
		39,574
Apparel Retail – 2.0%		
Bon-Ton Stores, Inc. (The), 8.000%, 6-15-21	44,412	18,986
Hot Topic, Inc., 9.250%, 6-15-21 (E)	42,321	42,427
HT Intermediate Holdings Corp., 12.000%, 5-15-19 (E)(F)	12,946	11,781
Neiman Marcus Group Ltd., Inc., 8.000%, 10-15-21 (E)	20,368	17,516
Nine West Holdings, Inc., 8.250%, 3-15-19 (E)	18,148	4,991
		95,701
Automotive Retail – 0.5%		
Group 1 Automotive, Inc., 5.000%, 6-1-22	3,436	3,402
Sonic Automotive, Inc., 5.000%, 5-15-23	22,233	21,899
		25,301
Broadcasting – 1.8%		
AMC Networks, Inc., 5.000%, 4-1-24	1,811	1,818
Clear Channel Communications, Inc., 10.000%, 1-15-18	12,274	3,928
Clear Channel Outdoor Holdings, Inc., 6.500%, 11-15-22	47,658	46,879
Clear Channel Worldwide Holdings, Inc., Series A, 7.625%, 3-15-20	3,032	2,592
Clear Channel Worldwide Holdings, Inc., Series B, 7.625%, 3-15-20	10,252	9,406
Cumulus Media, Inc., 7.750%, 5-1-19	33,969	12,908
iHeartCommunications, Inc. (GTD by iHeartMedia Capital I LLC), 10.625%, 3-15-23	9,924	6,872
		84,403
Cable & Satellite – 6.6%		
Altice Financing S.A., 6.625%, 2-15-23 (E)	6,992	7,009
Cable & Satellite (Continued)		
Altice S.A.:		
7.250%, 5-15-22 (E)(G)	EUR 3,821	$ 4,297
7.750%, 5-15-22 (E)	$ 68,474	67,384
6.250%, 2-15-25 (E)(G)	EUR 3,496	3,576
7.625%, 2-15-25 (E)	$ 14,356	13,746
Cablevision Systems Corp., 5.875%, 9-15-22	20,100	16,934
Columbus International, Inc., 7.375%, 3-30-21 (E)	5,116	5,448
DISH DBS Corp.:		
6.750%, 6-1-21	17,085	17,640
5.875%, 7-15-22	10,630	10,072
5.000%, 3-15-23	5,265	4,686
5.875%, 11-15-24	3,054	2,798
Neptune Finco Corp.:		
10.125%, 1-15-23 (E)	21,285	22,775
6.625%, 10-15-25 (E)	6,478	7,004
10.875%, 10-15-25 (E)	16,255	17,759
Sirius XM Radio, Inc., 4.625%, 5-15-23 (E)	33,613	33,235
VTR Finance B.V., 6.875%, 1-15-24 (E)	47,584	46,647
Wave Holdco LLC and Wave Holdco Corp., 8.250%, 7-15-19 (E)(F)	9,480	9,243
WaveDivision Escrow LLC and WaveDivision Escrow Corp., 8.125%, 9-1-20 (E)	22,439	22,158
		312,411
Casinos & Gaming – 1.5%		
Boyd Gaming Corp., 6.375%, 4-1-26 (E)	2,417	2,508
Gateway Casinos & Entertainment Ltd., 8.500%, 11-26-20 (E)(G)	CAD 22,446	16,246
MCE Finance Ltd., 5.000%, 2-15-21 (E)	$ 6,299	5,999
Studio City Finance Ltd., 8.500%, 12-1-20 (E)	8,000	8,020

Ivy High Income Fund (in thousands) MARCH 31, 2016

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Casinos & Gaming (Continued)		
Wynn Macau Ltd., 5.250%, 10-15-21 (E)	$ 40,272	$ 37,956
		70,729
Distributors – 1.3%		
Pinnacle Operating Corp., 9.000%, 11-15-20 (E)	71,371	61,557
Education Services – 2.7%		
Laureate Education, Inc., 10.000%, 9-1-19 (E)(H)	173,631	127,619
Leisure Facilities – 0.3%		
Palace Entertainment Holdings LLC, 8.875%, 4-15-17 (E)	15,302	14,843
Movies & Entertainment – 1.3%		
AMC Entertainment, Inc., 5.750%, 6-15-25	3,098	3,168
Cinemark USA, Inc.:		
5.125%,12-15-22	1,258	1,288
4.875%, 6-1-23	22,239	22,427
WMG Acquisition Corp., 6.750%, 4-15-22 (E)	36,900	36,531
		63,414
Publishing – 0.1%		
MDC Partners, Inc., 6.500%, 5-1-24 (E)	4,230	4,320
Specialized Consumer Services – 2.1%		
B-Corp Merger Sub, Inc., 8.250%, 6-1-19	86,366	67,365
Carlson Travel Holdings, 7.500%, 8-15-19 (E)(F)	17,224	16,191
Nielsen Finance, 5.500%, 10-1-21 (E)	3,151	3,277
Nielsen Finance LLC and Nielsen Finance Co., 5.000%, 4-15-22 (E)	15,039	15,415
		102,248
Specialty Stores – 1.7%		
Jo-Ann Stores Holdings, Inc., 9.750%, 10-15-19 (E)(F)	91,450	73,160
Specialty Stores (Continued)		
Jo-Ann Stores, Inc., 8.125%, 3-15-19 (E)	$ 9,283	$ 8,540
		81,700
Total Consumer Discretionary – 22.7%		**1,083,820**
Consumer Staples		
Food Distributors – 1.0%		
7.875%, 10-1-21 (E)	55,643	46,879
Packaged Foods & Meats – 1.5%		
Bumble Bee Foods LLC, 9.625%, 3-15-18 (E)(F)	18,982	18,697
JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.), 7.750%, 10-28-20 (E)	2,300	2,277
JBS USA LLC and JBS USA Finance, Inc.:		
7.250%, 6-1-21 (E)	2,418	2,408
5.875%, 7-15-24 (E)	28,772	25,967
5.750%, 6-15-25 (E)	13,407	11,731
Post Holdings, Inc.:		
7.750%, 3-15-24 (E)	4,786	5,253
8.000%, 7-15-25 (E)	4,410	4,928
		71,261
Total Consumer Staples – 2.5%		**118,140**
Energy		
Coal & Consumable Fuels – 0.5%		
Foresight Energy LLC and Foresight Energy Finance Corp., 7.875%, 8-15-21 (E)(I)	36,063	24,883
Oil & Gas Drilling – 0.9%		
Globe Luxembourg SCA, 9.625%, 5-1-18 (E)(H)	8,625	6,533
KCA DEUTAG UK Finance plc, 7.250%, 5-15-21 (E)	20,636	12,898
Offshore Drilling Holding S.A., 8.375%, 9-20-20 (E)(H)	42,138	20,121
Offshore Group Investment Ltd., 0.000%, 11-1-19	14,866	—
Oil & Gas Drilling (Continued)		
Offshore Group Investment Ltd., Units, 1.726%, 12-31-30 (M)	$ 27	$ 2,987
		42,539
Oil & Gas Equipment & Services – 0.3%		
Brand Energy & Infrastructure Services, 8.500%, 12-1-21 (E)	15,871	14,919
Oil & Gas Exploration & Production – 2.3%		
Bellatrix Exploration Ltd., 8.500%, 5-15-20 (E)	20,556	10,329
California Resources Corp.:		
8.000%, 12-15-22 (E)	17,804	6,855
6.000%,11-15-24	10,034	2,258
Chesapeake Energy Corp.:		
6.500%, 8-15-17	17,742	11,887
7.250%,12-15-18	1,334	727
Clayton Williams Energy, Inc., 7.750%, 4-1-19	45,917	22,958
Crownrock L.P., 7.750%, 2-15-23 (E)	6,941	6,715
EnCana Corp., 6.500%, 8-15-34	7,113	6,034
Endeavor Energy Resources L.P.:		
7.000%, 8-15-21 (E)	19,368	18,109
8.125%, 9-15-23 (E)	6,829	6,488
Gulfport Energy Corp., 6.625%, 5-1-23	2,064	1,920
Laredo Petroleum, Inc., 7.375%, 5-1-22	10,535	9,126
Midstates Petroleum Co., Inc. and Midstates Petroleum Co. LLC, 10.000%, 6-1-20	15,053	5,607
		109,013
Oil & Gas Refining & Marketing – 1.3%		
PBF Holding Co. LLC and PBF Finance Corp., 7.000%, 11-15-23 (E)	17,612	16,709
Seven Generations Energy Ltd.:		
8.250%, 5-15-20 (E)	14,207	14,243
6.750%, 5-1-23 (E)	30,327	28,735
		59,687
Total Energy – 5.3%		**251,041**
Financials		
Consumer Finance – 1.2%		
Creditcorp, 12.000%, 7-15-18 (E)	40,520	21,476
Quicken Loans, Inc., 5.750%, 5-1-25 (E)	23,889	23,172

Ivy High Income Fund (in thousands) MARCH 31, 2016

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance (Continued)		
Speedy Cash Intermediate Holdings Corp., 10.750%, 5-15-18 (E)	$ 8,232	$ 4,939
Speedy Group Holdings Corp., 12.000%, 11-15-17 (E)	14,715	5,886
		55,473
Diversified Capital Markets – 1.1%		
Patriot Merger Corp., 9.000%, 7-15-21 (E)	56,736	54,467
Industrial REITs – 0.2%		
Aircastle Ltd.:		
5.500%, 2-15-22	4,223	4,405
5.000%, 4-1-23	6,553	6,586
		10,991
Investment Banking & Brokerage – 0.3%		
GFI Group, Inc., 8.375%, 7-19-18 (H)	11,120	11,787
Other Diversified Financial Services – 2.9%		
AAF Holdings LLC and AAF Finance Co., 12.000%, 7-1-19 (E)(F)	22,405	19,492
Balboa Merger Sub, Inc., 11.375%, 12-1-21 (E)	22,692	19,855
Greektown Holdings LLC and Greektown Mothership Corp., 8.875%, 3-15-19 (E)	25,225	25,856
New Cotai LLC and New Cotai Capital Corp., 10.625%, 5-1-19 (E)(F)	99,472	70,625
		135,828
Property & Casualty Insurance – 1.2%		
Hub International Ltd., 7.875%, 10-1-21 (E)	4,004	3,944
Onex USI Acquisition Corp., 7.750%, 1-15-21 (E)	51,892	51,892
		55,836
Real Estate Development – 0.3%		
Hub Holdings LLC and Hub Holdings Finance, Inc., 8.125%, 7-15-19 (E)(F)	17,764	16,432
Specialized Finance – 1.7%		
Flexi-Van Leasing, Inc., 7.875%, 8-15-18 (E)	25,687	25,430
TMX Finance LLC and TitleMax Finance Corp., 8.500%, 9-15-18 (E)	71,555	57,244
		82,674

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Thrifts & Mortgage Finance – 0.6%		
Provident Funding Associates L.P. and PFG Finance Corp., 6.750%, 6-15-21 (E)	$ 31,010	$ 29,382
Total Financials – 9.5%		**452,870**
Health Care		
Health Care Facilities – 1.4%		
Centene Escrow Corp.:		
5.625%, 2-15-21 (E)	4,279	4,461
6.125%, 2-15-24 (E)	3,056	3,216
Greatbatch Ltd., 9.125%, 11-1-23 (E)	22,946	22,745
HCA, Inc., 5.250%, 6-15-26	4,228	4,334
Surgery Center Holdings, Inc., 8.875%, 4-15-21 (E)	31,340	31,340
		66,096
Health Care Services – 0.6%		
Truven Health Analytics, Inc., 10.625%, 6-1-20	25,475	27,169
Health Care Supplies – 0.5%		
Ortho-Clinical Diagnostics, 6.625%, 5-15-22 (E)	19,028	14,366
Universal Hospital Services, Inc., 7.625%, 8-15-20	13,052	12,073
		26,439
Pharmaceuticals – 2.0%		
Concordia Healthcare Corp., 9.500%, 10-21-22 (E)	56,106	54,142
JLL/Delta Dutch Pledgeco B.V., 8.750%, 5-1-20 (E)(F)	30,539	29,776
VPII Escrow Corp., 7.500%, 7-15-21 (E)	6,802	5,667
VRX Escrow Corp., 5.375%, 3-15-20 (E)	8,875	7,233
		96,818
Total Health Care – 4.5%		**216,522**
Industrials		
Aerospace & Defense – 1.9%		
KLX, Inc., 5.875%, 12-1-22 (E)	3,838	3,800
Silver II Borrower SCA and Silver II U.S. Holdings, 7.750%, 12-15-20 (E)	63,807	50,408
TransDigm, Inc., 6.500%, 7-15-24	34,813	34,541
		88,749

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Air Freight & Logistics – 0.4%		
TRAC Intermodal LLC and TRAC Intermodal Corp., 11.000%, 8-15-19	$ 10,478	$ 11,211
XPO Logistics, Inc., 6.500%, 6-15-22 (E)	6,036	5,863
		17,074
Building Products – 0.7%		
Ply Gem Industries, Inc., 6.500%, 2-1-22	25,046	24,716
Summit Materials LLC and Summit Materials Finance Corp.:		
8.500%, 4-15-22 (E)	2,416	2,494
6.125%, 7-15-23	5,046	4,794
		32,004
Diversified Support Services – 0.2%		
Algeco Scotsman Global Finance plc:		
8.500%, 10-15-18 (E)	11,656	8,975
10.750%, 10-15-19 (E)	6,007	1,787
		10,762
Environmental & Facilities Services – 0.5%		
GFL Environmental, Inc., 7.875%, 4-1-20 (E)	25,429	25,238
Railroads – 0.9%		
Florida East Coast Holdings Corp. and Florida East Coast Industries LLC:		
6.750%, 5-1-19 (E)	33,639	33,639
9.750%, 5-1-20 (E)	15,221	10,959
		44,598
Trading Companies & Distributors – 0.2%		
HD Supply, Inc., 5.750%, 4-15-24 (E)	10,544	10,834
Total Industrials – 4.8%		**229,259**
Information Technology		
Application Software – 1.6%		
Ensemble S Merger Sub, Inc., 9.000%, 9-30-23 (E)	12,030	11,789
Infor Software Parent LLC and Infor Software Parent, Inc., 7.125%, 5-1-21 (E)(F)	23,196	17,339
Kronos Acquisition Holdings, Inc., 9.000%, 8-15-23 (E)	51,450	47,077
		76,205
Communications Equipment – 0.2%		
West Corp., 5.375%, 7-15-22 (E)	10,909	10,007

Ivy High Income Fund *(in thousands)* MARCH 31, 2016

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Data Processing & Outsourced Services – 1.6%		
Alliance Data Systems Corp., 5.375%, 8-1-22 (E)	$ 29,711	$ 27,854
Italics Merger Sub, Inc., 7.125%, 7-15-23 (E)	50,783	49,006
		76,860
Electronic Manufacturing Services – 0.2%		
KEMET Corp., 10.500%, 5-1-18	14,981	10,974
IT Consulting & Other Services – 1.0%		
NCR Escrow Corp.:		
5.875%, 12-15-21	22,601	23,110
6.375%, 12-15-23	22,549	23,225
		46,335
Semiconductors – 0.6%		
Micron Technology, Inc.:		
5.875%, 2-15-22	29,790	25,768
5.500%, 2-1-25	1,943	1,575
		27,343
Technology Hardware, Storage & Peripherals – 0.1%		
Western Digital Corp.:		
7.375%, 4-1-23 (E)	3,009	3,069
10.500%, 4-1-24 (E)	3,009	3,011
		6,080
Total Information Technology – 5.3%		**253,804**
Materials		
Aluminum – 1.6%		
Constellium N.V.:		
8.000%, 1-15-23 (E)	$ 34,437	$ 28,540
5.750%, 5-15-24 (E)	16,523	11,855
Wise Metals Group LLC, 8.750%, 12-15-18 (E)	23,189	20,406
Wise Metals Intermediate Holdings, 9.750%, 6-15-19 (E)(F)	39,976	18,189
		78,990
Construction Materials – 0.9%		
Hillman Group, Inc. (The), 6.375%, 7-15-22 (E)	51,844	43,290
Diversified Chemicals – 0.1%		
PSPC Escrow II Corp., 10.375%, 5-1-21 (E)	3,928	3,800
Diversified Metals & Mining – 1.6%		
Artsonig Pty Ltd., 11.500%, 4-1-19 (E)(F)	43,953	4,395

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Metals & Mining (Continued)		
Crystal Merger Sub, Inc., 7.625%, 10-15-21 (E)	$ 7,359	$ 4,305
FMG Resources Pty Ltd.:		
8.250%, 11-1-19 (E)	40,001	38,201
9.750%, 3-1-22 (E)	3,438	3,430
6.875%, 4-1-22 (E)	28,227	22,582
Lundin Mining Corp.:		
7.500%, 11-1-20 (E)	1,178	1,132
7.875%, 11-1-22 (E)	3,980	3,781
		77,826
Metal & Glass Containers – 1.6%		
Ardagh Finance Holdings, 8.625%, 6-15-19 (E)(F)	18,662	18,008
Ardagh Packaging Finance plc and Ardagh Holdings USA, Inc., 6.000%, 6-30-21 (E)	3,229	3,068
BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC, 7.125%, 5-1-18 (E)	30,837	30,991
Consolidated Container Co. LLC and Consolidated Container Capital, Inc., 10.125%, 7-15-20 (E)	18,752	15,377
Signode Industrial Group, 6.375%, 5-1-22 (E)	11,052	10,044
		77,488
Paper Packaging – 0.4%		
Beverage Packaging Holdings II Issuer, Inc. and Beverage Packaging Holdings (Luxembourg) II S.A., 6.000%, 6-15-17 (E)	9,988	9,907
Exopack Holdings S.A., 7.875%, 11-1-19 (E)	8,310	7,437
		17,344
Total Materials – 6.2%		**298,738**
Telecommunication Services		
Alternative Carriers – 0.2%		
Consolidated Communications Finance II Co., 6.500%, 10-1-22	9,598	8,374

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Integrated Telecommunication Services – 2.9%		
BCP (Singapore) VI Cayman Financing Co. Ltd., 8.000%, 4-15-21 (E)	$ 5,694	$ 3,772
Frontier Communications Corp.:		
8.875%, 9-15-20 (E)	22,650	23,641
6.250%, 9-15-21	15,908	14,705
10.500%, 9-15-22 (E)	8,332	8,540
7.125%, 1-15-23	2,412	2,135
6.875%, 1-15-25	8,428	7,117
11.000%, 9-15-25 (E)	14,998	15,073
GCI, Inc., 6.875%, 4-15-25	26,986	27,526
Sprint Corp.:		
7.250%, 9-15-21	43,872	33,507
7.875%, 9-15-23	1,141	870
		136,886
Wireless Telecommunication Service – 1.8%		
Sable International Finance Ltd., 6.875%, 8-1-22 (E)	26,720	26,720
Sprint Nextel Corp.:		
6.000%, 12-1-16	6,128	6,090
9.125%, 3-1-17	3,022	3,075
8.375%, 8-15-17	10,308	10,192
9.000%, 11-15-18 (E)	3,686	3,861
7.000%, 8-15-20	3,022	2,402
T-Mobile USA, Inc.:		
6.731%, 4-28-22	5,891	6,155
6.000%, 4-15-24	12,050	12,201
6.500%, 1-15-26	16,374	17,008
		87,704
Total Telecommunication Services – 4.9%		**232,964**
TOTAL CORPORATE DEBT SECURITIES – 65.7%		**$3,137,158**
(Cost: $3,660,041)		

LOANS (H)	Principal	Value
Consumer Discretionary		
Advertising – 0.3%		
Advantage Sales & Marketing, Inc., 7.500%, 7-25-22	18,474	16,603
Apparel Retail – 2.3%		
Talbots, Inc. (The):		
5.500%, 3-19-20	21,636	20,158
9.500%, 3-19-21	60,086	55,930

Ivy High Income Fund *(in thousands)* MARCH 31, 2016

LOANS (H) (Continued)	Principal	Value
Apparel Retail (Continued)		
True Religion Apparel, Inc.:		
5.875%, 7-30-19	$ 57,007	$ 25,082
5.875%, 7-30-19	19,933	8,771
		109,941
Auto Parts & Equipment – 0.5%		
Direct ChassisLink, Inc., 8.250%, 11-12-19	23,350	22,106
Casinos & Gaming – 0.2%		
Gateway Casinos & Entertainment Ltd.: 5.250%, 11-26-19 (G)	CAD14,644	11,247
General Merchandise Stores – 1.2%		
BJ's Wholesale Club, Inc., 8.500%, 3-31-20	$ 34,836	31,995
Orchard Acquisition Co. LLC, 7.000%, 2-8-19	63,765	26,143
		58,138
Housewares & Specialties – 0.3%		
KIK Custom Products, Inc., 6.000%, 8-26-22	13,345	12,839
Provo Craft & Novelty, Inc., 10.000%, 9-20-17 (F)	461	—
		12,839
Movies & Entertainment – 0.5%		
Formula One Holdings Ltd. and Delta Two S.a.r.l., 7.750%, 7-29-22	23,439	21,461
Specialized Consumer Services – 0.1%		
Wand Intermediate I L.P., 8.250%, 9-17-22	4,719	4,247
Total Consumer Discretionary – 5.4%		**256,611**
Consumer Staples		
Food Distributors – 0.1%		
Performance Food Group, Inc.:		
6.000%, 11-14-19	884	884
7.500%, 11-14-19	3,767	3,767
		4,651
Food Retail – 0.3%		
Focus Brands, Inc., 10.250%, 8-21-18	$ 15,399	$ 15,303
Hypermarkets & Super Centers – 0.3%		
GOBP Holdings, Inc., 9.250%, 10-21-22	15,658	14,484
Packaged Foods & Meats – 0.4%		
Shearer's Foods LLC, 7.750%, 6-30-22	18,980	17,461
Total Consumer Staples – 1.1%		**51,899**
Energy		
Coal & Consumable Fuels – 0.2%		
Westmoreland Coal Co., 7.500%, 12-16-20	20,259	11,987
Oil & Gas Drilling – 0.5%		
KCA Deutag Alpha Ltd., 6.250%, 5-16-20	33,556	22,595
Oil & Gas Exploration & Production – 0.0%		
Sabine Oil & Gas LLC, 11.750%, 12-31-18 (I)	7,527	188
Oil & Gas Storage & Transportation – 1.2%		
Bowie Resources Holdings LLC:		
6.750%, 8-12-20	39,685	35,319
11.750%, 2-16-21	26,759	22,210
		57,529
Total Energy – 1.9%		**92,299**
Financials		
Consumer Finance – 0.2%		
TransFirst, Inc., 10.500%, 11-12-22	11,395	11,388
Total Financials – 0.2%		**11,388**
Health Care		
Life Sciences Tools & Services – 0.7%		
Atrium Innovations, Inc., 7.750%, 8-10-21	40,260	32,409
Total Health Care – 0.7%		**32,409**
Industrials		
Building Products – 1.5%		
C.H.I. Overhead Doors, Inc., 8.750%, 7-31-23	11,909	11,076
GYP Holdings III Corp., 7.750%, 4-1-22	50,245	44,090
Hampton Rubber Co. & SEI Holding Corp., 9.000%, 3-27-22	23,667	14,200
		69,366
Construction & Engineering – 0.3%		
Tensar International Corp.:		
5.750%, 7-10-21	6,297	5,101
9.500%, 7-10-22	$ 15,197	$ 9,422
		14,523
Industrial Conglomerates – 0.1%		
Crosby Worldwide Ltd., 7.000%, 11-22-21	10,976	6,439
Industrial Machinery – 0.9%		
Dynacast International LLC, 9.500%, 1-30-23	48,836	44,929
Research & Consulting Services – 0.4%		
Larchmont Resources LLC, 9.750%, 8-7-19	40,606	17,867
Total Industrials – 3.2%		**153,124**
Information Technology		
Application Software – 4.5%		
Applied Systems, Inc., 7.500%, 1-23-22	34,872	32,823
Aptean Holdings, Inc., 5.250%, 2-27-20	7,929	7,705
Misys plc and Magic Newco LLC, 12.000%, 6-12-19	156,027	160,026
TIBCO Software, Inc.:		
0.000%, 12-4-20 (J)	6,075	5,446
6.500%, 12-4-20	13,483	12,087
		218,087
Internet Software & Services – 1.3%		
TravelCLICK, Inc. & TCH-2 Holdings LLC:		
5.500%, 5-12-21	27,990	26,591
8.750%, 11-12-21	39,154	34,455
		61,046
IT Consulting & Other Services – 1.8%		
Active Network, Inc. (The):		
5.500%, 11-15-20	20,103	19,048
9.500%, 11-15-21	40,964	35,229
Triple Point Group Holdings, Inc.:		
5.250%, 7-13-20	27,472	19,620
9.250%, 7-13-21	24,243	11,152
		85,049
Total Information Technology – 7.6%		**364,182**
Materials		
Diversified Metals & Mining – 0.4%		
EP Minerals LLC, 8.500%, 8-20-21	12,375	11,138
FMG Resources Pty Ltd, 0.000%, 6-30-19 (J)	8,454	7,120
FMG Resources Pty Ltd., 4.250%, 6-30-19	2,992	2,520
		20,778
Paper Packaging – 0.9%		
FPC Holdings, Inc., 9.250%, 5-27-20	32,147	20,574

Ivy High Income Fund *(in thousands)* MARCH 31, 2016

LOANS (H) (Continued)	Principal	Value
Paper Packaging (Continued)		
Ranpak (Rack Merger),		
8.250%, 10-1-22	$ 22,856	$ 19,428
		40,002
Specialty Chemicals – 1.1%		
Chemstralia Ltd.,		
7.250%, 2-26-22	43,031	41,740
Chromaflo Technologies Corp.,		
8.250%, 6-2-20	11,000	8,250
MacDermid, Inc.,		
0.000%, 6-7-20 (J)	1,801	1,737
		51,727
Total Materials – 2.4%		**112,507**
TOTAL LOANS – 22.5%		**$1,074,390**
(Cost: $1,311,298)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (K) – 8.2%		
Baxter International, Inc.:		
0.710%, 4-1-16	8,000	8,000
0.730%, 4-4-16	21,800	21,799
0.720%, 4-5-16	5,000	5,000
0.460%, 4-11-16	7,000	6,999
Becton Dickinson & Co.:		
0.490%, 4-20-16	10,000	9,997
0.500%, 5-3-16	5,711	5,708
Bemis Co., Inc.:		
0.760%, 4-6-16	$ 10,000	$ 9,999
0.760%, 4-7-16	15,275	15,274
0.460%, 4-12-16	20,000	19,997
0.500%, 4-26-16	5,000	4,998
Campbell Soup Co.:		
0.440%, 4-19-16	6,000	5,999
0.460%, 4-26-16	10,000	9,997
Clorox Co. (The):		
0.460%, 4-11-16	4,000	3,999
0.480%, 4-18-16	7,000	6,998
0.500%, 4-26-16	5,300	5,298
DTE Gas Co.:		
0.480%, 4-1-16	1,042	1,042
0.550%, 4-5-16	20,000	19,999
0.650%, 4-6-16	5,000	5,000
Ecolab, Inc.,		
0.700%, 4-7-16	5,000	4,999
General Mills, Inc.,		
0.650%, 4-4-16	5,000	5,000
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.),		
0.580%, 4-4-16	15,000	14,999
HP, Inc.:		
0.831%, 4-4-16	6,000	6,000
0.340%, 4-15-16	20,000	19,997
0.360%, 4-18-16	10,000	9,998
Kroger Co. (The):		
0.700%, 4-4-16	28,000	27,999
0.670%, 4-6-16	15,000	14,999
Medtronic Global Holdings SCA:		
0.630%, 4-4-16	9,000	9,000
0.570%, 4-5-16	5,000	5,000
Mondelez International, Inc.:		
0.460%, 4-11-16	5,000	4,999
0.500%, 4-26-16	6,000	5,998
NBCUniversal Enterprise, Inc.,		
0.770%, 4-5-16	$ 25,000	$ 24,998
Northern Illinois Gas Co.,		
0.470%, 4-13-16	6,000	5,999
St. Jude Medical, Inc.,		
0.630%, 4-6-16	18,000	17,999
United Technologies Corp.:		
0.730%, 4-4-16	12,000	11,999
0.680%, 4-6-16	25,000	24,998
Virginia Electric and Power Co.,		
0.460%, 4-25-16	10,000	9,997
		391,081
TOTAL SHORT-TERM SECURITIES – 8.2%		**$ 391,081**
(Cost: $391,061)		
TOTAL INVESTMENT SECURITIES – 98.0%		**$4,677,975**
(Cost: $5,449,111)		
CASH AND OTHER ASSETS, NET OF LIABILITIES (L) – 2.0%		**93,245**
NET ASSETS – 100.0%		**$4,771,220**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Restricted securities. At March 31, 2016, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Maritime Finance Co. Ltd.	9-19-13	1,750	$30,173	$16,887
Provo Craft & Novelty, Inc.	9-15-11	6,090	—	—*
			$30,173	$16,887

The total value of these securities represented 0.4% of net assets at March 31, 2016.

(C)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(D)Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(E)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2016 the total value of these securities amounted to $2,402,391 or 50.4% of net assets.

(F)Payment-in-kind bonds.

(G)Principal amounts are denominated in the indicated foreign currency, where applicable (CAD - Canadian Dollar and EUR - Euro).

(H)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016.

(I)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

Ivy High Income Fund *(in thousands)* MARCH 31, 2016

(J)All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(K)Rate shown is the yield to maturity at March 31, 2016.

(L)Cash of $4,380 is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(M) Unit is comprised of $172.61 principal amount of New Secured Convertible PIK Notes and one New Common Share.

The following forward foreign currency contracts were outstanding at March 31, 2016:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Canadian Dollar	36,230	U.S. Dollar	27,876	4-26-16	Morgan Stanley International	$—	$21
Euro	7,000	U.S. Dollar	7,920	4-26-16	Morgan Stanley International	—	51
						$—	$72

The following total return swap agreements were outstanding at March 31, 2016:

Counterparty	Underlying Security	Termination Date	Notional Amount(1)	Financing Fee(2)(3)	Unrealized Appreciation
Morgan Stanley & Co., Inc.	iBoxx $ Liquid High Yield Index	06/20/2016	$15,857	3M LIBOR less 0.41528%	$102

(1)Notional amount changes by the percentage change of the price of the index applied to the notional amount.

(2)The Fund pays the financing fee multiplied by the notional amount each quarter.

(3)At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. As the payer, a Fund would receive payments on any net positive total return, and would owe payments in the event of a negative total return.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ —	$ —	$ 17,586
Preferred Stocks	57,229	—	—
Warrants	—	531	—
Corporate Debt Securities	—	3,137,158	—
Loans	—	747,378	327,012
Short-Term Securities	—	391,081	—
Total	$57,229	$4,276,148	$344,598
Total Return Swaps	$ —	$ 102	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 72	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Warrants	Loans
Beginning Balance 4-1-15	$31,309	$ 595	$ 472,642
Net realized gain (loss)	(1)	—	(27,340)
Net change in unrealized appreciation (depreciation)	(8,894)	—	(51,216)
Purchases	—	—	352
Sales	(4,828)	—	(223,793)
Amortization/Accretion of premium/discount	—	—	1,052
Transfers into Level 3 during the period	—	—	314,532
Transfers out of Level 3 during the period	—	(595)	(159,217)
Ending Balance 3-31-16	$17,586	$ —	$ 327,012
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-16	$ (8,895)	$ —	$ (62,612)

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. During the year ended March 31, 2016, there were no transfers between Levels 1 and 2.

Information about Level 3 fair value measurements:

	Fair Value at 3-31-16	Valuation Technique(s)	Unobservable Input(s)
Assets			
Common Stocks	$ 699	Broker	Broker quotes
	16,887	Third-party vendor pricing service	Broker quotes
Loans	327,012	Third-party vendor pricing service	Broker quotes

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

Ivy International Core Equity Fund

(UNAUDITED)



John C. Maxwell

Below, John C. Maxwell, CFA, portfolio manager of Ivy International Core Equity Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2016. Mr. Maxwell has managed the Fund since February 2006 and has 24 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2016	
Ivy International Core Equity Fund (Class A shares at net asset value)	–9.95%
Ivy International Core Equity Fund (Class A shares including sales load)	–15.12%
Benchmark(s) and/or Lipper Category	
MSCI EAFE Index (generally reflects the performance of securities in Europe, Australasia and the Far East)	–8.27%
Lipper International Large-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–9.78%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

International markets posted negative gains

Equity markets were volatile in the fiscal year ended March 31, 2016. The Fund and its peer universe average were each down approximately 10%, while the Fund's benchmark index was down approximately 8%. The Fund's biggest detractor to performance was our top-down view that economic growth was going to be better than expected from March through November 2015. In the end, developed market and emerging market economic growth generally disappointed. The foundation for our belief of better growth was threefold: more competitive currencies (devaluations) in the major markets; extremely low rates and increased lending in key markets; and the dramatically lower cost of oil and energy. In the end, these three beliefs failed to deliver the growth we had expected. In November, we transitioned from our bullish growth outlook to a viewpoint of longer-term, low global growth.

Around the world

China continues to be at the forefront of investor concerns as uncertainty abounds in several areas. Key concerns include the economy's overall global competitiveness; the ability to rotate to a service and consumption based economy; and the sustainability of a controlled exchange rate. The International Monetary Fund granted China's currency special drawing rights status. The People's Bank of China also announced that it will be adjusting its currency from a dollar peg to a "basket" peg, which we think could help China's competiveness as the dollar strengthens with rising rates. After many false starts, the U.S. Federal Reserve (Fed) raised rates for the first time in nearly a decade despite lackluster economic data. That said, the Fed has become more dovish post the raise. Monetary policy in Europe and Japan remains aggressive, but the role of the increasingly dovish Fed has been more important since the beginning of the calendar year, as the yen and euro have strengthened.

The weaker U.S. dollar since the beginning of the calendar year has reversed the negative spiral in commodity prices and provided a relief valve to potential stresses in bond markets. As a result, high-yield credit spreads have narrowed. In our belief, this has reduced the risk of financial contagion and ultimately, global recession.

Actions in the Fund during the year

We positioned the Fund to benefit from better-than-consensus economic growth to start the fiscal year. As such, from an asset allocation standpoint, we were happy to have a relative 5% overweight to cyclicals and were seeking to find companies with both operating, and, to a lesser extent, financial leverage. This strategy ultimately did not produce positive results. In June, the market started to trade off as the China A-shares market went into free fall despite aggressive policy moves by its government. Additionally, Greece experienced trouble forming a government and was in the process of negotiating its obligations to the European Union — increasing fears of a Greek exit from the Eurozone. As a result, we increased the liquidity of individual holdings in the Fund by selling smaller companies in favor of larger ones. In August, the market started to trade off as the Chinese yuan lost value, viewing such devaluation as confirmation that the Chinese economy was struggling. We continued to hold out for better economic growth, but began to sell positions in companies with the most financial leverage as spreads were widening. By fiscal year end, the Fund had a significantly lower financial leverage profile than the benchmark index, which profile aligned with the Fund's historical positioning.

In November, we transitioned from the better-than-expected economic growth outlook to the new normal outlook — slow growth ahead. We refocused on good business models we believed would perform well independent of the economy. That said, we continued to hold some of the names that should benefit from cheaper oil as we believe that the effects of lower oil prices often take more than a year to filter into the economy. Despite attractive valuations through the year, we reduced the Fund's weighting directly to emerging markets, as we found a number of attractively priced emerging market proxies in developed markets. We maintained the Fund's hedge on the Chinese yuan at about 10% of assets until March. At that time, we removed the Fund's hedge on the yuan and proceeded to initiate an approximate 7.5% hedge on our euro exposure.

From a geographic standpoint, country allocations were mixed, with holdings in Australia and emerging markets outperforming the index. Conversely, Japan detracted from performance. In the end, the outperforming regions were places the Fund generally owned more defensive stocks, while the underperformers were regions that had cyclical stocks. In Japan, for example, the Fund had a heavy concentration of cyclical names and virtually no defensives.

From a sector standpoint, our underweight allocation to the relatively poor-performing financials sector and strong stock selection in the consumer staples sector were the top contributors to Fund performance. Top individual contributors to performance included Fresenius SE & Co. and Svenska Cellulosa Aktiebolaget SCA. Poor stock selection and underweight allocations to the utilities and telecommunication services sectors were the top detractors to relative performance.

What we seek

As we move forward, we continue to look for companies that are underpriced relative to their prospects in both the growth and value parts of the market. We expect to keep the Fund balanced between defensives and cyclicals. Through the past fiscal year, our key themes did not change. We continue to seek exposure to:

- Disproportionate growth of emerging market consumers, particularly in the Asia-Pacific region
- Strong growth in infrastructure — with a focus on the internet
- Strong and believable dividend yields
- Stocks that we think will benefit from increased mergers and acquisition activity

In addition to the new normal outlook, we have adopted a view that margins (in aggregate) have peaked. The foundation for this is slow global growth; China moving from a low cost outsourcer to a direct competitor; internet disintermediation of established business models; and government moving up the stakeholder stack as they become more desperate for growth. We are seeking to create a portfolio of companies we believe are positioned to perform “better” in this environment — leading to a preference for high-quality companies across the valuation spectrum.

Outlook

Last calendar year, the combination of lower energy costs, more available and cheaper money, and generally weaker currencies outside the U.S. failed to deliver the better economic growth we were expecting. Therefore, we are returning to our stance that economic growth could remain muted for the longer term, which is in line with the general consensus. Global monetary policy remains at the extremes of easy and we do not see that changing materially any time soon. We believe relative valuation remains supportive for international equities, while absolute valuations are less attractive. Equities outside of emerging markets are trading at valuation levels above their historic averages (over the last 25 years), while bonds are trading at a dramatic historic premium to long-term averages. Emerging market equities are trading at valuation levels below historic averages.

Long term, we believe emerging market countries will try to improve their populations’ standards of living. Our view is that, to accomplish this feat, those countries will require solid real economic growth, which currently is not being achieved. There are increasing signs of stress in these emerging market countries, though in many cases their growth remains ahead of their developed market counterparts. In the end, we believe maintaining some exposure to emerging markets makes sense.

We continue to seek opportunities that are in line with the Fund’s current investment themes: disproportionate growth of emerging market consumers; believable and sustainable dividend yield; companies benefiting from increased mergers and acquisitions; and infrastructure development, particularly the internet.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund’s shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Investments in countries with emerging economies or securities markets may carry greater risk than investments in more developed countries. Political and economic structures in many such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of more developed countries. Investments in securities issued in these countries may be more volatile and less liquid than securities issued in more developed countries. These and other risks are more fully described in the Fund’s prospectus.

The opinions expressed in this report are those of the Fund’s portfolio manager and are current only through the end of the period of the report as stated on the cover. The portfolio manager’s views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy International Core Equity Fund’s performance.

Ivy International Core Equity Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	**96.2%**
Financials	17.7%
Health Care	15.0%
Consumer Discretionary	13.9%
Industrials	12.8%
Consumer Staples	9.6%
Information Technology	8.4%
Materials	7.9%
Energy	5.0%
Telecommunication Services	4.5%
Utilities	1.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**3.8%**

Lipper Rankings

Category: Lipper Large-Cap Core Funds	Rank	Percentile
1 Year	707/874	81
3 Year	573/793	73
5 Year	484/705	69
10 Year	81/515	16

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**53.8%**
United Kingdom	19.7%
Germany	8.1%
France	5.9%
Ireland	5.6%
Switzerland	4.6%
Sweden	4.0%
Other Europe	5.9%
Pacific Basin	**31.5%**
Japan	17.5%
China	4.9%
Australia	4.9%
Other Pacific Basin	4.2%
North America	**6.0%**
Other	**4.0%**
South America	**0.9%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**3.8%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
SoftBank Group Corp.	Japan	Telecommunication Services	Wireless Telecommunication Service
Bridgestone Corp.	Japan	Consumer Discretionary	Tires & Rubber
Teva Pharmaceutical Industries Ltd. ADR	Israel	Health Care	Pharmaceuticals
Fresenius SE & Co. KGaA	Germany	Health Care	Health Care Services
BAE Systems plc	United Kingdom	Industrials	Aerospace & Defense
Svenska Cellulosa Aktiebolaget SCA (publ), Class B	Sweden	Materials	Paper Products
WPP Group plc	United Kingdom	Consumer Discretionary	Advertising
Honda Motor Co. Ltd.	Japan	Consumer Discretionary	Automobile Manufacturers
Shire Pharmaceuticals Group plc ADR	Ireland	Health Care	Pharmaceuticals
Cognizant Technology Solutions Corp., Class A	United States	Information Technology	IT Consulting & Other Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy International Core Equity Fund

(UNAUDITED)



Ivy International Core Equity Fund, Class A Shares(1) $14,057
MSCI EAFE Index $11,951
$30,000
$20,000
$10,000
$0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class E	Class I	Class R	Class R6	Class Y
1-year period ended 3-31-16	-15.12%	-14.27%	-10.54%	-15.23%	-9.63%	-10.15%	-9.52%	-9.88%
5-year period ended 3-31-16	1.16%	1.32%	1.70%	1.08%	2.77%	—	—	2.50%
10-year period ended 3-31-16	3.46%	3.36%	3.39%	—	—	—	—	4.23%
Since Inception of Class through 3-31-16(5)	—	—	—	1.89%	3.13%	5.26%	-5.56%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy International Core Equity Fund (in thousands) MARCH 31, 2016

COMMON STOCKS	Shares	Value
Australia		
Energy – 0.6%		
Oil Search Ltd.	2,284	$ 11,835
Santos Ltd.	4,972	15,358
		27,193
Financials – 1.6%		
Westpac Banking Corp.	3,220	74,907
Health Care – 1.0%		
Cochlear Ltd.	578	45,288
Materials – 1.7%		
Amcor Ltd.	7,009	77,099
Total Australia – 4.9%		**$224,487**
Brazil		
Consumer Staples – 0.9%		
Hypermarcas S.A.(A)	5,502	42,877
Total Brazil – 0.9%		**$ 42,877**
Canada		
Energy – 0.9%		
Suncor Energy, Inc.	1,573	43,820
Industrials – 1.2%		
Canadian Pacific Railway Ltd.	405	53,673
Total Canada – 2.1%		**$ 97,493**
China		
Consumer Discretionary – 1.4%		
JD.com, Inc. ADR(A)	2,403	63,676
Consumer Staples – 1.6%		
Kweichow Moutai Co. Ltd., Class A	1,883	72,094
Financials – 1.2%		
PICC Property and Casualty Co. Ltd., H Shares	30,698	56,272
Information Technology – 0.7%		
Alibaba Group Holding Ltd. ADR(A)(B)	411	32,489
Total China – 4.9%		**$224,531**
Denmark		
Financials – 1.4%		
Danske Bank A.S.	2,284	64,536
Total Denmark – 1.4%		**$ 64,536**
Finland		
Information Technology – 2.0%		
Nokia Corp., Series A ADR	5,873	34,707
Nokia OYJ	9,261	55,059
		89,766
Total Finland – 2.0%		**$ 89,766**
France		
Consumer Staples – 1.7%		
Pernod Ricard	703	$ 78,372
Industrials – 2.8%		
Bouygues S.A.	1,588	64,798
European Aeronautic Defence and Space Co.	927	61,578
		126,376
Utilities – 1.4%		
ENGIE	4,196	65,121
Total France – 5.9%		**$269,869**
Germany		
Consumer Staples – 0.6%		
METRO AG	838	25,963
Financials – 0.6%		
Deutsche Boerse AG	328	27,969
Health Care – 5.1%		
Bayer AG	485	57,054
Fresenius Medical Care AG & Co. KGaA	781	69,167
Fresenius SE & Co. KGaA	1,448	105,807
		232,028
Industrials – 1.8%		
Deutsche Post AG	3,014	83,753
Total Germany – 8.1%		**$369,713**
Hong Kong		
Financials – 3.0%		
AIA Group Ltd.	13,780	78,070
Cheung Kong (Holdings) Ltd.	4,534	58,853
		136,923
Total Hong Kong – 3.0%		**$136,923**
Ireland		
Financials – 0.9%		
Bank of Ireland(A)	139,425	40,456
Health Care – 1.9%		
Shire Pharmaceuticals Group plc ADR	506	87,040
Materials – 2.8%		
CRH plc	2,450	69,183
James Hardie Industries plc, Class C	4,415	60,443
		129,626
Total Ireland – 5.6%		**$257,122**
Israel		
Health Care – 2.3%		
Teva Pharmaceutical Industries Ltd. ADR(B)	2,005	$107,262
Total Israel – 2.3%		**$107,262**
Italy		
Financials – 1.3%		
Banca Intesa S.p.A.	21,868	60,565
Total Italy – 1.3%		**$ 60,565**
Japan		
Consumer Discretionary – 6.3%		
Bridgestone Corp.	3,211	119,987
Honda Motor Co. Ltd.	3,310	90,766
Isuzu Motors Ltd.	5,317	54,894
Nissin Kogyo Co. Ltd.	1,808	24,354
		290,001
Energy – 0.9%		
Inpex Corp.	5,544	42,046
Financials – 3.0%		
Dai-ichi Mutual Life Insurance Co. (The)	3,817	46,209
Sumitomo Mitsui Financial Group, Inc.	1,519	46,036
Tokio Marine Holdings, Inc.	1,367	46,142
		138,387
Industrials – 3.2%		
Komatsu Ltd.	3,693	62,874
Mitsubishi Heavy Industries Ltd.	22,814	84,753
		147,627
Information Technology – 0.8%		
Seiko Epson Corp.	2,181	35,234
Telecommunication Services – 3.3%		
SoftBank Group Corp.	3,130	149,215
Total Japan – 17.5%		**$802,510**
Mexico		
Telecommunication Services – 1.2%		
America Movil S.A.B. de C.V.	41	640
America Movil S.A.B. de C.V., Series L(A)	68,522	53,303
		53,943
Total Mexico – 1.2%		**$ 53,943**
Netherlands		
Financials – 1.2%		
ING Groep N.V., Certicaaten Van Aandelen	4,473	54,105
Total Netherlands – 1.2%		**$ 54,105**

Ivy International Core Equity Fund (in thousands) MARCH 31, 2016

COMMON STOCKS (Continued)	Shares	Value
South Africa		
Consumer Discretionary – 1.7%		
Naspers Ltd., Class N	554	$ 77,282
Total South Africa – 1.7%		**$ 77,282**
South Korea		
Information Technology – 1.2%		
Samsung Electronics Co. Ltd.	49	56,513
Total South Korea – 1.2%		**$ 56,513**
Sweden		
Information Technology – 1.8%		
Telefonaktiebolaget LM Ericsson ADR	1,532	15,361
Telefonaktiebolaget LM Ericsson, B Shares	6,812	68,217
		83,578
Materials – 2.2%		
Svenska Cellulosa Aktiebolaget SCA (publ), Class B	3,118	97,424
Total Sweden – 4.0%		**$181,002**
Switzerland		
Consumer Staples – 0.6%		
Nestle S.A., Registered Shares	344	25,690
Health Care – 2.4%		
Novartis AG ADR	243	17,574
Novartis AG, Registered Shares	608	44,065
Roche Holdings AG, Genusscheine	203	49,996
		111,635
Industrials – 1.6%		
Adecco S.A.	1,149	74,858
Total Switzerland – 4.6%		**$212,183**
United Kingdom		
Consumer Discretionary – 3.7%		
Carnival plc	543	29,274
Marks and Spencer Group plc	7,355	42,911
WPP Group plc	4,122	96,328
		168,513
Consumer Staples – 4.2%		
Diageo plc	1,560	42,143
Diageo plc ADR	211	22,800
Imperial Tobacco Group plc	1,141	63,316
Unilever plc	1,368	61,956
		190,215

COMMON STOCKS (Continued)	Shares	Value
Energy – 2.6%		
BP plc	10,419	$ 52,396
Royal Dutch Shell plc, Class A	55	1,327
Royal Dutch Shell plc, Class B	2,621	63,986
		117,709
Financials – 3.5%		
Aviva plc	10,483	68,673
HSBC Holdings plc	4,228	26,380
Legal & General Group plc	18,957	64,036
		159,089
Health Care – 2.3%		
Shire plc	704	40,019
Smith & Nephew plc	4,071	67,128
		107,147
Industrials – 2.2%		
BAE Systems plc	14,065	102,825
Materials – 1.2%		
Rio Tinto plc	1,479	41,547
Rio Tinto plc ADR	486	13,742
		55,289
Total United Kingdom – 19.7%		**$ 900,787**
United States		
Consumer Discretionary – 0.8%		
Carnival Corp.	738	38,918
Information Technology – 1.9%		
Cognizant Technology Solutions Corp., Class A(A)	1,361	85,324
Total United States – 2.7%		**$ 124,242**
TOTAL COMMON STOCKS – 96.2%		**$4,407,711**
(Cost: $4,511,847)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper(C) – 2.8%		
Becton Dickinson & Co.:		
0.760%, 4-4-16	$17,000	16,999
0.761%, 4-5-16	5,000	5,000
Corporacion Andina de Fomento 0.370%, 5-2-16	25,000	24,992
DTE Gas Co. 0.480%, 4-1-16	2,700	2,700
Ecolab, Inc. 0.720%, 4-4-16	5,000	5,000
General Mills, Inc. 0.470%, 4-1-16	5,000	5,000
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc) 0.400%, 4-29-16	25,000	24,992

SHORT-TERM SECURITIES (Continued)	Principal	Value
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.) 0.490%, 4-22-16	$ 4,000	$ 3,999
Kroger Co. (The) 0.600%, 4-5-16	10,000	9,999
McCormick & Co., Inc. 0.470%, 4-27-16	10,000	9,996
NBCUniversal Enterprise, Inc. 0.650%, 4-7-16	6,000	5,999
Virginia Electric and Power Co.:		
0.450%, 4-19-16	5,000	4,999
0.460%, 4-20-16	5,000	4,999
Wisconsin Gas LLC 0.440%, 4-14-16	3,000	2,999
		127,673
Master Note – 0.0%		
Toyota Motor Credit Corp. 0.443%, 4-6-16(D)	1,035	1,035
United States Government Agency Obligations – 0.0%		
Overseas Private Investment Corp. (GTD by U.S. Government) 0.360%, 4-7-16(D)	1,750	1,750
TOTAL SHORT-TERM SECURITIES – 2.8%		**$ 130,458**
(Cost: $130,455)		
TOTAL INVESTMENT SECURITIES – 99.0%		**$4,538,169**
(Cost: $4,642,302)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		**43,589**
NET ASSETS – 100.0%		**$4,581,758**

Ivy International Core Equity Fund (in thousands) MARCH 31, 2016

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $791 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(C)Rate shown is the yield to maturity at March 31, 2016.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2016:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Euro	301,400	U.S. Dollar	341,314	4-26-16	Barclays Capital, Inc.	$—	$1,876

The following written options were outstanding at March 31, 2016 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Hypermarcas S.A.	Morgan Stanley & Co., Inc.	Call	438,000	April 2016	BRL27.00	$ 73	$(182)
	Morgan Stanley & Co., Inc.	Call	438,000	April 2016	28.00	82	(99)
						$155	$(281)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$4,407,711	$ —	$—
Short-Term Securities	—	130,458	—
Total	$4,407,711	$130,458	$—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 1,876	$—
Written Options	$ —	$ 281	$—

During the year ended March 31, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:
ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter

Market Sector Diversification	
(as a% of net assets)	
Financials	17.7%
Health Care	15.0%
Consumer Discretionary	13.9%
Industrials	12.8%
Consumer Staples	9.6%
Information Technology	8.4%
Materials	7.9%
Energy	5.0%
Telecommunication Services	4.5%
Utilities	1.4%
Other+	3.8%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Daniel P. Becker



Philip J. Sanders

Below, Daniel P. Becker, CFA, and Philip J. Sanders, CFA, portfolio managers of Ivy Large Cap Growth Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2016. Mr. Becker has managed the Fund since 2000 and Mr. Sanders has managed the Fund since 2006. Both men have 27 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2016	
Ivy Large Cap Growth Fund (Class A shares at net asset value)	–2.08%
Ivy Large Cap Growth Fund (Class A shares including sales charges)	–7.70%
Benchmark(s) and/or Lipper Category	
Russell 1000 Growth Index (generally reflects the performance of securities that represent the large-cap growth market)	2.52%
Lipper Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–1.43%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key drivers

The Russell 1000 Growth Index, the Fund's benchmark, recorded a modest gain for the fiscal year ended March 31, 2016. The slight positive return falls far short of telling the story of what was a very volatile 12-month period in equities. Several times during the measurement period, the index was in negative, double-digit territory, reflecting the many potential outcomes of the removal of Federal Reserve (Fed) monetary policy in the current slow global economic environment. Prospects for continued volatility associated with a complex mix of variables, such as Chinese and emerging economy debt levels, the strength of the U.S. dollar and aggressive monetary policy accommodation from foreign central banks, remain with us as we enter spring 2016.

There exists much discussion concerning the divergence in both monetary policy and economic growth rates that the U.S. is experiencing relative to other markets and economies around the world. The continued divergence in monetary policy reached a climax during first quarter 2016 as interest rate differentials, as well as the assumed path for future interest rate moves, contributed to a meaningful appreciation in the U.S. dollar. Due to aggressive monetary easing in other global economies and specific Asian currency values that are pegged to the dollar, a tipping point was reached where potential future increases in the dollar may have caused capital flight from emerging economies. This situation had the potential to negatively impact the global banking system and financial markets.

In short, there was a risk that the combined actions of global central banks would create an error in monetary policy, thrusting fragile economies into recession and prompting a further downward spiral in commodity-led economies with large U.S. dollar-denominated debt burdens. In our view, the Fed acted appropriately by eventually acknowledging these risks and suggesting a less aggressive path to normalizing short-term interest rates over the rest of 2016. This acknowledgment ignited a stock market recovery late in first quarter 2016 that particularly benefited the most at-risk stocks and business models at the expense of growth stocks, much like what happened in early 2009.

The U.S. remains the stable pillar of hope (and growth) within an uncertain global macroeconomic environment. As such, investors continue to hold a more favorable view on the prospects for the U.S. economy primarily based on the positive indicators at work domestically, such as employment gains, solid consumer spending and low interest rates. However, these positives should be balanced by manufacturing data that has been less favorable and small signals that the downshift in energy investment is rippling into the industrial economy.

The index's fiscal year return attribution suggests that financial characteristics such as return on equity, dividend yield/dividend growth and free cash flow yield have been key variables in driving stock performance over the past few months. Our underrepresentation in stocks matching these value style factors minimized what was previously a fairly good start to the fiscal year through the end of calendar 2015. Recently, the market has continued to reward perceived "safe" stocks, with dividend yield and cash flow as the primary determinants of safety. Growth stocks have recently been out of favor; however, we believe this situation could change later in calendar year 2016.

Performance, strategies employed and attribution

For the fiscal year ended March 31, 2016, the Fund underperformed its benchmark index and peer group. Despite the recent underperformance, the Fund's philosophy has remained consistent — a process that seeks to identify structurally advantaged companies that can generate superior levels of profitability and growth over time. In many cases, short-term dislocations and volatility provided by macro uncertainty offer a favorable entry point for structurally advantaged businesses. We believe that the rapid changes in sentiment within the capital markets continue to create opportunities for patient growth stock investors.

In terms of performance attribution, the Fund's underperformance was largely driven by the health care sector, both in terms of an overweight position and unfavorable stock selection. Security selection and overall limited exposure in consumer staples also contributed to the Fund's underperformance during the fiscal period.

Concurrent to the above mentioned global macroeconomic events, the U.S. Presidential election and the negative disclosures by Valeant Pharmaceuticals (not a Fund holding) created a hostile environment for most health care companies, especially those that have benefitted from pricing power in therapeutic categories where list prices appear relatively high. This environment has catalyzed a potential move in public policy by both political parties' candidates that we believe would disrupt the health care industry, if implemented. While it would likely require a more liberal and united Congress to significantly change policy, the ongoing headlines may continue to depress stock performance leading up to the election. We believe some of these stocks could rebound later in 2016, as the market determines the actual path of policy may not be as detrimental as the campaign rhetoric would imply. Health care was by far the biggest negative contributor to the Fund's relative performance during the measurement period. There have been several favorable tailwinds benefiting health care over the past several years — exceptional innovation, strong commercial launches, supportive U.S. Food and Drug Administration and access to cheap funding — and many of these variables remained in place during the measurement period. However, there was a significant change in terms of perceived risk around the government's potential to enact regulations designed to curb increases in drug prices. The introduction of this risk and others created a poor investment climate that reduced health care stock valuations fairly rapidly despite limited changes in near-term fundamentals.

Consumer discretionary and technology sector exposure provided positive attribution, although not material enough to overcome pressures in health care. In consumer discretionary, a significant overweight in Amazon.com helped contribute positively toward performance. Amazon's performance during the fiscal year was outstanding and driven by much needed improvements in margins and additional disclosures that showed the growth and margin profile of the company's cloud computing business. In technology, positive contribution was generated by overweight positions in the fast growing companies such as Adobe Systems, Inc. and Facebook, Inc. Underweight positions in Apple, Inc., Starbuck's Corp., O'Reilly Automotive Inc. and NIKE, Inc. also helped performance during the fiscal period.

Outlook and positioning

Entering the next fiscal year feels a little like déjà vu, as many of the debates from the prior period remain, such as global growth instability and the timing of the Fed's move to a "normalized" monetary policy. The latter issue appears to have evolved into the "pace" at which the Fed will move interest rates higher. We expect continued sluggish economic growth out of the U.S. economy, likely in the 2% to 3% range, but stubbornly disappointing. We expect the direction of the U.S. economy will become a larger focal point in the coming fiscal year.

Particularly noteworthy, in our view, is the effort by the European Central Bank to increase the size and scope of its quantitative easing program, by purchasing more government and corporate bonds. This tactical change is a welcome move, as it should prevent further decline in low or already negative interest rates, thus taking pressure off the rising U.S. dollar. Since this shift was announced, the dollar has depreciated against most major currencies, helping to reduce systemic risk. As the dollar has appreciated so strongly over the past 18 months, we think some depreciation will be beneficial to fixed income, currency and equity markets globally.

Looking ahead, we continue to expect a slow rate of economic growth, limited profit growth and low inflation, conditions which usually support growth stocks. In the short term, value stocks may continue to outperform; however, many of these value stocks were priced for significant economic distress, especially if their revenues are exposed to global commodity market trends. After these distressed valuations improve, we expect the growth stock cycle to resume, as many of the Fund's growth stocks are now supported by attractive valuations and profit outlooks. These include some of the Fund's largest holdings, such as Visa, Inc., MasterCard, Inc., Alphabet, Inc. (Google), Celgene Corp., Microsoft Corp. and Gilead Sciences, Inc. We are selectively increasing exposure to these and other stocks that have been depressed by recent market weakness.

The Fund's positioning for coming fiscal year will focus more on seeking to take advantage of these sudden swings in risk appetite and more proactively adding exposure to long-term investments, as inevitable stock price dislocations occur relative to minimal actual fundamental changes. We continue to pursue a strategy that focuses on the smaller subset of companies that we believe have strong business models that originate and are maintained by a high and sustainable level of competitive advantage within their served addressable markets. Thank you for your continued confidence and support.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Large Cap Growth Fund's performance.

Ivy Large Cap Growth Fund

Asset Allocation

Stocks	**97.5%**
Information Technology	39.0%
Consumer Discretionary	20.8%
Health Care	18.2%
Industrials	10.2%
Financials	3.2%
Consumer Staples	1.7%
Energy	1.5%
Telecommunication Services	1.5%
Materials	1.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**2.5%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	405/663	61
3 Year	217/611	36
5 Year	226/540	42
10 Year	178/393	46

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
MasterCard, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Microsoft Corp.	Information Technology	Systems Software
Home Depot, Inc. (The)	Consumer Discretionary	Home Improvement Retail
Facebook, Inc., Class A	Information Technology	Internet Software & Services
Alphabet, Inc., Class A	Information Technology	Internet Software & Services
Celgene Corp.	Health Care	Biotechnology
Gilead Sciences, Inc.	Health Care	Biotechnology
Lam Research Corp.	Information Technology	Semiconductor Equipment
Cognizant Technology Solutions Corp., Class A	Information Technology	IT Consulting & Other Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Large Cap Growth Fund

(UNAUDITED)



$40,000
$30,000
$20,000
$10,000
$0
Ivy Large Cap Growth Fund, Class A Shares(1) $18,705
Russell 1000 Growth Index $22,163
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class E	Class I	Class R	Class R6	Class Y
1-year period ended 3-31-16	-7.70%	-6.57%	-2.74%	-7.71%	-1.79%	-2.39%	-1.64%	-2.03%
5-year period ended 3-31-16	9.49%	9.62%	9.96%	9.48%	11.10%	10.43%	–	10.88%
10-year period ended 3-31-16	6.46%	6.12%	6.21%	–	–	6.76%	–	7.19%
Since Inception of Class through 3-31-16(5)	–	–	–	6.97%	8.04%	–	6.65%	–

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-2-07 for Class E shares, 4-2-07 for Class I shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Large Cap Growth Fund (in thousands) MARCH 31, 2016

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Automotive Retail – 3.6%		
AutoZone, Inc.(A)	38	$ 30,593
O'Reilly Automotive, Inc.(A)	118	32,401
		62,994
Cable & Satellite – 2.0%		
Comcast Corp., Class A	562	34,321
Casinos & Gaming – 1.5%		
Las Vegas Sands, Inc.	514	26,548
Footwear – 1.0%		
NIKE, Inc., Class B	280	17,236
Home Improvement Retail – 4.1%		
Home Depot, Inc. (The)	536	71,492
Internet Retail – 2.5%		
Amazon.com, Inc.(A)	75	44,404
Movies & Entertainment – 1.1%		
Walt Disney Co. (The)	201	19,912
Restaurants – 3.9%		
McDonalds Corp.	319	40,029
Starbucks Corp.	466	27,808
		67,837
Specialty Stores – 1.1%		
Ulta Salon, Cosmetics & Fragrance, Inc.(A)	103	19,936
Total Consumer Discretionary – 20.8%		**364,680**
Consumer Staples		
Tobacco – 1.7%		
Philip Morris International, Inc.	302	29,610
Total Consumer Staples – 1.7%		**29,610**
Energy		
Oil & Gas Exploration & Production – 1.5%		
EOG Resources, Inc.	357	25,875
Total Energy – 1.5%		**25,875**
Financials		
Investment Banking & Brokerage – 1.5%		
Charles Schwab Corp. (The)	944	26,437
Specialized Finance – 1.7%		
CME Group, Inc.	303	29,074
Total Financials – 3.2%		**55,511**
Health Care		
Biotechnology – 8.9%		
Alexion Pharmaceuticals, Inc.(A)	57	$ 7,936
Biogen, Inc.(A)	103	26,869
Celgene Corp.(A)	572	57,251
Gilead Sciences, Inc.	605	55,575
Vertex Pharmaceuticals, Inc.(A)	97	7,671
		155,302
Health Care Equipment – 0.4%		
DexCom, Inc.(A)	105	7,158
Health Care Facilities – 2.3%		
HCA Holdings, Inc.(A)	516	40,281
Pharmaceuticals – 6.6%		
Allergan plc(A)	161	43,038
Bristol-Myers Squibb Co.	776	49,590
Shire Pharmaceuticals Group plc ADR	138	23,688
		116,316
Total Health Care – 18.2%		**319,057**
Industrials		
Aerospace & Defense – 4.4%		
Boeing Co. (The)	103	13,075
Honeywell International, Inc.	273	30,567
Lockheed Martin Corp.	132	29,327
Northrop Grumman Corp.	22	4,373
		77,342
Industrial Conglomerates – 1.1%		
Danaher Corp.	206	19,560
Railroads – 4.7%		
Canadian Pacific Railway Ltd.	334	44,279
Union Pacific Corp.	486	38,645
		82,924
Total Industrials – 10.2%		**179,826**
Information Technology		
Application Software – 2.6%		
Adobe Systems, Inc.(A)	486	45,549
Data Processing & Outsourced Services – 9.8%		
FleetCor Technologies, Inc.(A)	166	24,693
MasterCard, Inc., Class A	782	73,899
Visa, Inc., Class A	950	72,648
		171,240
Internet Software & Services – 10.1%		
Alphabet, Inc., Class A(A)	78	59,201
Alphabet, Inc., Class C(A)	66	49,206
Facebook, Inc., Class A(A)	595	67,901
		176,308
IT Consulting & Other Services – 3.0%		
Cognizant Technology Solutions Corp., Class A(A)	849	$ 53,207
Semiconductor Equipment – 3.1%		
Lam Research Corp.	656	54,161
Semiconductors – 3.3%		
Microchip Technology, Inc.	653	31,450
NXP Semiconductors N.V.(A)	333	27,021
		58,471
Systems Software – 4.1%		
Microsoft Corp.	1,299	71,727
Technology Hardware, Storage & Peripherals – 3.0%		
Apple, Inc.	481	52,444
Total Information Technology – 39.0%		**683,107**
Materials		
Diversified Chemicals – 1.4%		
PPG Industries, Inc.	223	24,840
Total Materials – 1.4%		**24,840**
Telecommunication Services		
Wireless Telecommunication Service – 1.5%		
American Tower Corp., Class A	252	25,767
Total Telecommunication Services – 1.5%		**25,767**
TOTAL COMMON STOCKS – 97.5%		**$1,708,273**
(Cost: $1,227,218)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 2.6%		
BMW U.S. Capital LLC (GTD by BMW AG), 0.370%, 4-14-16	$ 7,000	6,999
Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.), 0.410%, 5-3-16	5,000	4,998
Northern Illinois Gas Co., 0.610%, 4-1-16	3,000	3,000
Novartis Finance Corp. (GTD by Novartis AG), 0.360%, 4-25-16	10,000	9,997
Rockwell Automation, Inc.:		
0.550%, 4-7-16	2,500	2,500
0.440%, 4-13-16	5,475	5,474

Ivy Large Cap Growth Fund *(in thousands)* MARCH 31, 2016

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (B) (Continued)		
Wisconsin Electric Power Co., 0.400%, 4-4-16	$4,279	$ 4,279
Wisconsin Gas LLC:		
0.380%, 4-4-16	4,000	4,000
0.440%, 4-14-16	5,000	4,999
		46,246
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.443%, 4-6-16 (C)	1,733	1,733
TOTAL SHORT-TERM SECURITIES – 2.7%		**$ 47,979**
(Cost: $47,980)		
TOTAL INVESTMENT SECURITIES – 100.2%		**$1,756,252**
(Cost: $1,275,198)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%		**(3,548)**
NET ASSETS – 100.0%		**$1,752,704**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at March 31, 2016.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,708,273	$ —	$ —
Short-Term Securities	—	47,979	—
Total	$1,708,273	$ 47,979	$ —

During the year ended March 31, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:
ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Ivy Limited-Term Bond Fund

(UNAUDITED)



Susan Regan

Below, Susan K. Regan, portfolio manager of Ivy Limited-Term Bond Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2016. Ms. Regan was named portfolio manager in 2014 and has 28 years industry experience. She co-managed the Fund from 2014 until April 30, 2015, when her co-manager, Mark J. Otterstrom, retired. Mr. Otterstrom had managed the Fund since 2010.

Fiscal Year Performance

For the 12 months ended March 31, 2016	
Ivy Limited-Term Bond Fund (Class A shares at net asset value)	0.95%
Ivy Limited-Term Bond Fund (Class A shares with sales charge)	–1.57%
Benchmark(s) and/or Lipper Category	
Barclays 1-5 Year U.S. Government/Credit Index (generally reflects the performance of securities representing the bond market with greater than one and less than five years until maturity)	1.62%
Lipper Short-Intermediate Investment Grade Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	0.73%

Please note that the Fund returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. The performance discussion below is at net asset value.

The Ivy Limited-Term Bond fund performed better than the Barclays 1-5 Year U.S. Government/Credit Index before fees are included in the Fund's yield calculation. The Ivy Limited-Term Bond fund also had a greater return than the average of its Lipper peer group for the year ended March 31, 2016.

One of the keys to the Fund's performance was the decision to keep duration relatively close to the benchmark. Another key was credit selection and mortgage-backed security selection, as both those asset classes produced returns above the benchmark.

The U.S. Treasury market experienced significant volatility over the course of the twelve months beginning March 31, 2015. The high and low yields on the two-year note were 1.09% and 0.49%, respectively. The Federal Open Market Committee (FOMC) has said for some time that the timing of rate hikes is data dependent. As a result, each economic data release has the ability to move the market in either direction. This contributed to the volatility seen in the bond market over the past year.

In mid-August, we saw a string of weak manufacturing data out of China, confirming the world's second largest economy was slowing. Globally, equities sold off sharply, leading to a big move lower in U.S. Treasuries as the flight-to-quality trade resurfaced. The Federal Reserve had prepared the markets for a rate hike at their September meeting. After discussing the status of equities and emerging markets from the weakness in China, the FOMC instead chose to delay a rate hike when they met.

In December, the FOMC began the slow process of normalizing rates with a 25 basis point (0.25 percent) increase in the federal funds rate. The rate hike was so well telegraphed and so well received that market disruptions were minimal.

The energy and commodities sectors have seen extreme volatility in the last year. Oil prices have an impact on many markets across the world. When oil slipped close to $30 in January and February 2016, deflation fears were growing and default fears were felt throughout the high-yield credit market. At the end of 1Q, the price of oil stabilized close to $40 per barrel.

Over the course of the twelve months included in this report, the Fund's duration didn't vary from the benchmark by more than ten percent and often was much closer to the benchmark. With all the uncertainty about the timing and path of interest rates, we thought it made sense to keep duration in check. We began employing a slight barbell strategy in late 2014. As part of this strategy, the Fund was overweight at the very front end of the curve and had a relatively small exposure past five years, comprising the two ends of the barbell.

We increased the Fund's U.S. Treasury and government agency bond holdings over the period. We also increased its mortgage-backed securities exposure. We did this by reducing corporate bond exposure. The Fund is still currently overweight in investment-grade credit, but less so than a year ago. We have reduced the Fund's credit exposure as a response to the overall increase in leverage we are seeing in the credit market. Balance sheets, while still generally strong, have deteriorated somewhat. Liquidity in the corporate bond market is also a concern going forward. We feel we are nearer the end of the credit cycle than the beginning and feel having less credit exposure is prudent. These sector changes have naturally increased the quality in the portfolio as U.S. Treasuries, government agency bonds and government agency mortgage-backed securities are typically rated higher than most corporate bonds.

Fed Chair Janet Yellen, at a speech in late March 2016, again reiterated the data dependent nature of potential future interest rate hikes. The Federal Reserve realizes economies and markets around the world are very connected to one another. Growth in both the Eurozone and Japan are so weak that their central banks have engaged in negative interest rate programs as part of their efforts to stimulate their respective economies. While approximately 70% of the gross domestic product in the United States is generated by United States consumers, there is still a strong connection to the rest of the world. We will be watching U.S. gross domestic product, which has not exactly been robust — 2% for all of 2015, and first quarter 2016 is expected to be close to 1%. While the Fed would like to get rates higher, they are expected to raise rates slowly in the face of such external factors.

They don't want to raise rates so quickly that they derail the limited economic growth. They also do not want take rates higher than the country and world can handle. We think that this slow steady course of action probably translates into one, possibly two rate hikes in 2016. We believe the Fund should continue to perform well in this environment.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On September 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Limited-Term Bond Fund.

Ivy Limited-Term Bond Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Bonds	**94.6%**
Corporate Debt Securities	61.2%
United States Government and Government Agency Obligations	32.2%
Municipal Bonds – Taxable	1.0%
Mortgage-Backed Securities	0.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**5.4%**

Lipper Rankings

Category: Lipper Short-Intermediate Investment Grade Debt Funds	Rank	Percentile
1 Year	82/182	45
3 Year	117/154	76
5 Year	94/112	84
10 Year	53/87	61

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**86.6%**
AAA	0.9%
AA	35.8%
A	20.6%
BBB	29.3%
Non-Investment Grade	**8.0%**
BB	4.0%
Non-rated	4.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**5.4%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Limited-Term Bond Fund

(UNAUDITED)


Ivy Limited-Term Bond Fund, Class A Shares(1) $13,596
Barclays 1-5 Year U.S. Government/Credit Index $14,062
$30,000
$20,000
$10,000
$0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class E	Class I	Class R	Class R6	Class Y
1-year period ended 3-31-16	-1.57%	-3.86%	0.22%	-1.69%	1.20%	0.59%	1.35%	0.95%
5-year period ended 3-31-16	1.03%	0.50%	0.79%	0.92%	1.79%	—	—	1.54%
10-year period ended 3-31-16	3.12%	2.69%	2.60%	—	—	—	—	3.42%
Since Inception of Class through 3-31-16(5)	—	—	—	2.91%	3.60%	0.35%	1.60%	—

(2)***Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 2.50%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.***

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Limited-Term Bond Fund (in thousands) MARCH 31, 2016

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Apparel Retail – 0.5%		
Limited Brands, Inc., 8.500%, 6-15-19	$ 5,040	$ 5,898
TJX Cos., Inc. (The), 2.750%, 6-15-21	3,500	3,633
		9,531
Apparel, Accessories & Luxury Goods – 1.6%		
Hanesbrands, Inc., 6.375%, 12-15-20	17,102	17,700
LVMH Moet Hennessy - Louis Vuitton, 1.625%, 6-29-17 (A)	10,275	10,339
		28,039
Automobile Manufacturers – 2.0%		
General Motors Co., 4.875%, 10-2-23	10,500	11,008
Toyota Motor Credit Corp.:		
2.000%, 9-15-16	13,250	13,330
2.000%, 10-24-18	5,125	5,218
Volkswagen Group of America, Inc., 2.125%, 5-23-19 (A)	6,350	6,281
		35,837
Cable & Satellite – 1.3%		
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc.:		
5.875%, 10-1-19	3,900	4,409
5.200%, 3-15-20	3,000	3,332
Lender Processing Services, Inc. and Black Knight Lending Solutions, Inc., 5.750%, 4-15-23	4,058	4,202
Time Warner Cable, Inc., 5.850%, 5-1-17	6,830	7,120
Time Warner Co., Inc. (GTD by Time Warner, Inc.), 7.250%, 10-15-17	4,000	4,336
		23,399
General Merchandise Stores – 0.9%		
Dollar General Corp.:		
4.125%, 7-15-17	12,500	12,904
1.875%, 4-15-18	3,000	3,018
		15,922
Home Improvement Retail – 0.6%		
Lowe's Co., Inc., 2.125%, 4-15-16	11,366	11,371
Internet Retail – 1.1%		
Amazon.com, Inc.:		
1.200%, 11-29-17	8,000	8,014
3.800%, 12-5-24	10,305	11,265
		19,279
Leisure Products – 0.1%		
Mattel, Inc., 2.500%, 11-1-16	$ 2,500	$ 2,519
Total Consumer Discretionary – 8.1%		**145,897**
Consumer Staples		
Brewers – 0.5%		
Anheuser-Busch InBev S.A./N.V., 3.300%, 2-1-23	8,185	8,512
Distillers & Vintners – 0.6%		
Beam, Inc., 1.750%, 6-15-18	10,000	10,009
Drug Retail – 1.0%		
CVS Caremark Corp., 2.250%, 12-5-18	11,000	11,269
CVS Health Corp., 2.800%, 7-20-20	6,050	6,282
		17,551
Food Distributors – 0.1%		
ConAgra Foods, Inc., 5.819%, 6-15-17	2,500	2,625
Packaged Foods & Meats – 1.0%		
Hershey Co. (The), 1.600%, 8-21-18	8,860	8,933
Tyson Foods, Inc. (GTD by Tyson Fresh Meats, Inc.), 2.650%, 8-15-19	9,450	9,694
		18,627
Soft Drinks – 0.2%		
Bottling Group LLC, 5.125%, 1-15-19	4,059	4,488
Total Consumer Staples – 3.4%		**61,812**
Energy		
Integrated Oil & Gas – 0.2%		
Statoil ASA (GTD by Statoil Petroleum AS), 1.950%, 11-8-18	3,500	3,530
Oil & Gas Equipment & Services – 1.2%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.), 6.500%, 1-31-19	8,250	9,040
Schlumberger Investment S.A. (GTD by Schlumberger Ltd.):		
1.950%, 9-14-16 (A)	3,000	3,008
1.250%, 8-1-17 (A)	5,000	4,973
Schlumberger Norge A.S. (GTD by Schlumberger Ltd.):		
1.950%, 9-14-16 (A)	$ 3,000	$ 3,007
1.250%, 8-1-17 (A)	2,435	2,418
		22,446
Oil & Gas Exploration & Production – 1.6%		
BP Capital Markets plc (GTD by BP plc), 1.674%, 2-13-18	13,500	13,518
ConocoPhillips Co. (GTD by ConocoPhillips), 3.350%, 11-15-24	4,000	3,866
EQT Corp., 8.125%, 6-1-19	11,520	12,416
		29,800
Oil & Gas Storage & Transportation – 2.0%		
El Paso Corp., 7.000%, 6-15-17	7,550	7,922
Kinder Morgan Energy Partners L.P., 5.950%, 2-15-18	7,000	7,328
Sunoco Logistics Partners Operations L.P. (GTD by Sunoco Logistics Partners L.P.), 4.400%, 4-1-21	14,500	14,246
TransCanada PipeLines Ltd., 3.125%, 1-15-19	5,750	5,813
		35,309
Total Energy – 5.0%		**91,085**
Financials		
Asset Management & Custody Banks – 0.9%		
Ares Capital Corp., 3.875%, 1-15-20	16,515	16,928
Consumer Finance – 5.4%		
American Express Co., 7.000%, 3-19-18	10,000	10,979
American Express Credit Corp., 1.300%, 7-29-16	5,320	5,329
American Honda Finance Corp.:		
1.500%, 9-11-17 (A)	6,000	6,013
7.625%, 10-1-18 (A)	5,000	5,715
Capital One Financial Corp., 6.750%, 9-15-17	9,000	9,588
Caterpillar Financial Services Corp., 1.000%, 11-25-16	2,000	2,004
Discover Financial Services, 3.950%, 11-6-24	14,150	13,990
Ford Motor Credit Co. LLC:		
1.500%, 1-17-17	9,650	9,638
5.000%, 5-15-18	10,000	10,560

Ivy Limited-Term Bond Fund *(in thousands)* MARCH 31, 2016

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance (Continued)		
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.):		
3.500%, 7-10-19	$ 4,500	$ 4,615
4.200%, 3-1-21	6,500	6,717
Hyundai Capital America:		
1.875%, 8-9-16 (A)	4,000	4,007
2.875%, 8-9-18 (A)	5,525	5,624
Total System Services, Inc., 3.800%, 4-1-21	2,500	2,572
		97,351
Diversified Banks – 4.6%		
Ally Financial, Inc., 5.500%, 2-15-17	9,265	9,435
Bank of America Corp., 5.650%, 5-1-18	6,000	6,442
Bank of New York Mellon Corp. (The), 2.300%, 9-11-19	12,750	13,070
HSBC Bank plc, 3.100%, 5-24-16 (A)	6,000	6,020
HSBC Holdings plc, 3.400%, 3-8-21	6,500	6,634
Huntington Bancshares, Inc., 3.150%, 3-14-21	6,500	6,596
Huntington National Bank, 2.200%, 11-6-18	4,000	4,017
KeyCorp., 2.900%, 9-15-20	12,000	12,202
Wachovia Corp., 5.750%, 2-1-18	13,500	14,536
Wells Fargo & Co., 2.125%, 4-22-19	4,425	4,499
		83,451
Industrial REITs – 0.1%		
Aircastle Ltd., 5.000%, 4-1-23	2,494	2,506
Investment Banking & Brokerage – 2.5%		
Goldman Sachs Group, Inc. (The):		
5.625%, 1-15-17	14,589	15,051
2.750%, 9-15-20	3,200	3,250
Merrill Lynch & Co., Inc., 6.400%, 8-28-17	11,000	11,693
Morgan Stanley, 2.450%, 2-1-19	14,190	14,401
		44,395
Life & Health Insurance – 2.2%		
Aflac, Inc., 3.625%, 11-15-24	8,546	8,908
Athene Global Funding, 2.875%, 10-23-18 (A)	15,450	15,210
New York Life Global Funding, 1.550%, 11-2-18 (A)	6,500	6,516
Life & Health Insurance (Continued)		
Principal Life Global Funding II, 2.625%, 11-19-20 (A)	$ 9,500	$ 9,635
		40,269
Other Diversified Financial Services – 3.2%		
Citigroup, Inc.:		
1.300%, 11-15-16	5,215	5,222
2.550%, 4-8-19	6,662	6,763
Fidelity National Financial, Inc., 6.600%, 5-15-17	12,215	12,774
Fidelity National Information Services, Inc., 2.850%, 10-15-18	5,000	5,082
JPMorgan Chase & Co.:		
6.000%, 1-15-18	8,500	9,155
2.550%, 3-1-21	4,000	4,037
USAA Capital Corp., 2.450%, 8-1-20 (A)	13,865	14,206
		57,239
Property & Casualty Insurance – 1.9%		
ACE INA Holdings, Inc. (GTD by ACE Ltd.), 2.300%, 11-3-20	5,500	5,594
Berkshire Hathaway Finance Corp., 1.700%, 3-15-19	4,550	4,624
Berkshire Hathaway, Inc.:		
1.900%, 1-31-17	4,000	4,036
2.100%, 8-14-19	7,375	7,519
2.750%, 3-15-23	13,260	13,527
		35,300
Regional Banks – 1.0%		
PNC Bank N.A.:		
1.300%, 10-3-16	2,000	2,004
2.400%, 10-18-19	5,500	5,615
PNC Funding Corp. (GTD by PNC Financial Services Group, Inc.), 6.700%, 6-10-19	8,500	9,722
		17,341
Specialized REITs – 0.2%		
Crown Castle International Corp., 5.250%, 1-15-23	2,745	2,951
Total Financials – 22.0%		**397,731**
Health Care		
Biotechnology – 0.4%		
Amgen, Inc.:		
2.125%, 5-15-17	5,500	5,558
1.250%, 5-22-17	1,950	1,954
		7,512
Health Care Services – 0.4%		
Quest Diagnostics, Inc., 3.200%, 4-1-16	$ 6,966	$ 6,966
Health Care Supplies – 2.0%		
Catholic Health Initiatives, 2.600%, 8-1-18	11,871	12,093
DENTSPLY International, Inc., 2.750%, 8-15-16	4,000	4,022
Medtronic, Inc., 3.500%, 3-15-25	16,152	17,241
Stryker Corp., 2.625%, 3-15-21	3,025	3,084
		36,440
Pharmaceuticals – 0.8%		
AbbVie, Inc., 2.500%, 5-14-20	5,000	5,093
Merck & Co., Inc., 1.100%, 1-31-18	4,925	4,942
Mylan, Inc., 1.350%, 11-29-16	4,291	4,262
		14,297
Total Health Care – 3.6%		**65,215**
Industrials		
Aerospace & Defense – 2.0%		
BAE Systems Holdings, Inc., 3.850%, 12-15-25 (A)	5,500	5,662
Exelis, Inc.:		
4.250%, 10-1-16	12,406	12,581
5.550%, 10-1-21	2,566	2,862
Huntington Ingalls Industries, Inc., 5.000%, 11-15-25 (A)	13,868	14,527
		35,632
Airlines – 0.6%		
Southwest Airlines Co.:		
5.125%, 3-1-17	5,000	5,169
2.650%, 11-5-20	6,000	6,120
		11,289
Environmental & Facilities Services – 1.7%		
Republic Services, Inc., 3.800%, 5-15-18	14,690	15,320
Waste Management, Inc.:		
6.100%, 3-15-18	10,000	10,925
4.750%, 6-30-20	1,675	1,863
7.100%, 8-1-26	2,450	3,189
		31,297
Industrial Conglomerates – 0.9%		
General Electric Capital Corp., 5.012%, 1-1-24	14,657	16,176

Ivy Limited-Term Bond Fund (in thousands) MARCH 31, 2016

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Trading Companies & Distributors – 0.5%		
HD Supply, Inc., 5.250%, 12-15-21 (A)	$ 9,249	$ 9,711
Total Industrials – 5.7%		104,105
Information Technology		
Communications Equipment – 1.0%		
Cisco Systems, Inc.:		
2.200%, 2-28-21	4,050	4,139
2.600%, 2-28-23	5,920	6,092
Harris Corp., 2.700%, 4-27-20	1,094	1,097
Juniper Networks, Inc., 3.125%, 2-26-19	6,000	6,103
		17,431
Data Processing & Outsourced Services – 1.7%		
Alliance Data Systems Corp.:		
5.250%, 12-1-17 (A)	6,600	6,682
6.375%, 4-1-20 (A)	6,000	6,105
Visa, Inc., 2.800%, 12-14-22	17,500	18,269
		31,056
Electronic Equipment & Instruments – 0.4%		
Xerox Corp., 6.350%, 5-15-18	6,175	6,590
Electronic Manufacturing Services – 0.7%		
Jabil Circuit, Inc., 7.750%, 7-15-16	12,676	12,859
Semiconductors – 0.2%		
Intel Corp., 2.450%, 7-29-20	4,000	4,141
Systems Software – 1.2%		
CA, Inc., 5.375%, 12-1-19	5,000	5,470
Microsoft Corp., 2.000%, 11-3-20	16,000	16,400
		21,870
Technology Hardware, Storage & Peripherals – 0.7%		
Apple, Inc., 1.550%, 2-7-20	12,400	12,454
Total Information Technology – 5.9%		106,401
Materials		
Diversified Chemicals – 0.4%		
Dow Chemical Co. (The), 4.250%, 11-15-20	7,049	7,671

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Metal & Glass Containers – 0.5%		
FBG Finance Ltd., 7.875%, 6-1-16 (A)	$ 9,000	$ 9,096
Specialty Chemicals – 0.8%		
Methanex Corp., 3.250%, 12-15-19	14,669	13,653
Total Materials – 1.7%		30,420
Telecommunication Services		
Integrated Telecommunication Services – 2.1%		
AT&T, Inc., 2.950%, 5-15-16	6,715	6,730
CC Holdings GS V LLC, 2.381%, 12-15-17	8,335	8,407
SBA Tower Trust, 2.240%, 4-16-18 (A)	6,720	6,672
Verizon Communications, Inc., 6.350%, 4-1-19	14,000	15,862
		37,671
Wireless Telecommunication Service – 1.3%		
American Tower Corp.:		
3.300%, 2-15-21	2,500	2,544
5.900%, 11-1-21	14,500	16,571
Crown Castle Towers LLC, 3.222%, 5-15-22 (A)	4,000	4,006
		23,121
Total Telecommunication Services – 3.4%		60,792
Utilities		
Electric Utilities – 1.4%		
Entergy Texas, Inc., 2.550%, 6-1-21	7,225	7,262
Kansas City Power & Light Co., 7.150%, 4-1-19	13,555	15,599
National Rural Utilities Cooperative Finance Corp., 1.650%, 2-8-19	3,600	3,611
		26,472
Multi-Utilities – 1.0%		
Dominion Resources, Inc., 6.400%, 6-15-18	11,118	12,094
Dominion Resources, Inc., Series A, 1.400%, 9-15-17	5,850	5,824
		17,918
Total Utilities – 2.4%		44,390

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
TOTAL CORPORATE DEBT SECURITIES – 61.2%		$1,107,848
(Cost: $1,094,467)		
MORTGAGE-BACKED SECURITIES		
Other – 0.2%		
CFCRE Commercial Mortgage Trust, Series 2015-RUM, Class B, 2.577%, 7-15-30 (A)(B)	$ 3,942	3,822
TOTAL MORTGAGE-BACKED SECURITIES – 0.2%		$ 3,822
(Cost: $3,904)		
MUNICIPAL BONDS – TAXABLE		
California – 0.9%		
Alameda Corridor Trans Auth, Taxable Sr Lien Rev Bonds, Ser 1999C, 6.500%, 10-1-19	7,170	7,855
The Regents of the Univ of CA, Gen Rev Bonds, Ser 2013AH, 1.796%, 7-1-19	7,615	7,786
		15,641
Hawaii – 0.1%		
Cnty of Kauai, Taxable GO Bonds, Ser 2010A, 3.335%, 8-1-16	2,600	2,626
TOTAL MUNICIPAL BONDS – TAXABLE – 1.0%		$ 18,267
(Cost: $18,057)		
UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Agency Obligations – 0.6%		
Federal Home Loan Bank:		
4.780%, 1-25-17	848	868
2.750%, 3-2-26	10,000	9,964
		10,832
Mortgage-Backed Obligations – 20.5%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
3.548%, 2-25-22 (A)(B)	4,000	3,693
4.000%, 6-15-26	12,494	13,581
4.500%, 5-15-32	220	221
5.000%, 12-15-34	546	611

Ivy Limited-Term Bond Fund *(in thousands)* MARCH 31, 2016

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
4.881%, 7-25-44 (A)(B)	$ 5,870	$ 6,118
4.949%, 8-25-44 (A)(B)	4,000	4,350
4.161%, 9-25-44 (A)(B)	8,200	8,438
4.349%, 12-25-44 (A)(B)	17,000	18,019
3.751%, 2-25-45 (A)(B)	8,500	8,747
4.344%, 1-25-46 (A)(B)	5,958	6,312
4.595%, 11-25-46 (A)(B)	8,000	8,577
5.167%, 2-25-47 (A)(B)	5,120	5,612
4.423%, 12-25-48 (A)(B)	18,196	19,372
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
5.500%, 4-1-20	470	497
3.000%, 8-1-28	11,654	12,199
3.000%, 9-1-28	11,417	11,951
3.500%, 1-1-29	2,227	2,354
3.000%, 1-1-33	7,476	7,818
3.000%, 5-15-44	3,769	3,956
4.286%, 7-25-48 (A)(B)	5,200	5,243
Federal National Mortgage Association Agency REMIC/CMO:		
5.500%, 12-25-17	751	771
3.510%, 4-25-29	11,750	11,972
2.375%, 2-24-31	8,500	8,499
2.000%, 4-25-39	9,729	9,681
2.000%, 4-25-40	7,243	7,290
2.500%, 11-25-45	18,286	18,735
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.500%, 9-1-17	707	719
0.875%, 10-26-17	15,000	15,030
4.513%, 12-1-19	11,039	12,082
4.637%, 7-1-20	9,783	10,726
4.380%, 6-1-21	14,377	15,970
5.500%, 10-1-21	1,850	1,971
5.450%, 10-18-21	8,028	8,224
5.500%, 2-1-22	994	1,063
6.000%, 7-1-22	725	798
3.500%, 8-1-26	6,009	6,382
2.375%, 4-25-28	15,250	15,249
3.000%, 7-1-28	10,993	11,498
2.000%, 10-25-41	16,627	16,707
2.000%, 12-25-42	2,689	2,739
2.500%, 7-25-45	3,733	3,827
2.500%, 9-25-45	$ 5,897	$ 6,048
2.500%, 12-25-45	17,602	18,016
Government National Mortgage Association Agency REMIC/CMO, 2.000%, 3-16-42	9,111	9,065
Government National Mortgage Association Fixed Rate Pass-Through Certificates, 3.500%, 4-20-34	10,295	10,757
		371,488
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 21.1%		**$382,320**
(Cost: $380,534)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 11.1%		
U.S. Treasury Notes:		
1.750%, 5-31-16	13,000	13,031
1.500%, 7-31-16	15,000	15,056
0.625%, 9-30-17	100,000	99,875
2.750%, 2-28-18	35,000	36,340
1.375%, 8-31-20	20,000	20,196
2.000%, 8-15-25	17,000	17,333
		201,831
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 11.1%		**$201,831**
(Cost: $200,742)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 5.0%		
Bemis Co., Inc., 0.760%, 4-6-16	5,000	5,000
BMW U.S. Capital LLC (GTD by BMW AG), 0.400%, 4-1-16	8,000	8,000
Campbell Soup Co., 0.440%, 4-19-16	5,000	4,999
Clorox Co. (The), 0.741%, 4-4-16	10,000	9,999
Danaher Corp., 0.450%, 4-6-16	5,000	5,000
DTE Electric Co., 0.440%, 4-13-16	10,000	9,998
DTE Gas Co., 0.650%, 4-6-16	5,000	5,000
Essilor International S.A., 0.400%, 5-2-16	6,000	5,998
J.M. Smucker Co. (The), 0.650%, 4-1-16	$1,146	$ 1,146
John Deere Canada ULC (GTD by Deere & Co.), 0.320%, 4-12-16	2,500	2,500
Malayan Banking Berhad (GTD by Wells Fargo Bank N.A.), 0.400%, 4-14-16	5,000	4,999
Medtronic Global Holdings SCA, 0.570%, 4-5-16	5,000	5,000
Mondelez International, Inc., 0.640%, 4-5-16	5,000	5,000
Northern Illinois Gas Co., 0.470%, 4-13-16	5,000	4,999
Rockwell Automation, Inc.:		
0.570%, 4-6-16	6,000	5,999
0.360%, 4-11-16	5,000	4,999
		88,636
Master Note – 0.0%		
Toyota Motor Credit Corp., 0.443%, 4-6-16 (D)	648	648
United States Government Agency Obligations – 0.0%		
Overseas Private Investment Corp. (GTD by U.S. Government), 0.360%, 4-6-16 (D)	670	670
TOTAL SHORT-TERM SECURITIES – 5.0%		**$ 89,954**
(Cost: $89,952)		
TOTAL INVESTMENT SECURITIES – 99.6%		**$1,804,042**
(Cost: $1,787,656)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		**6,457**
NET ASSETS – 100.0%		**$1,810,499**

Ivy Limited-Term Bond Fund (in thousands) MARCH 31, 2016

Notes to Schedule of Investments

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2016 the total value of these securities amounted to $263,736 or 14.6% of net assets.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016.

(C)Rate shown is the yield to maturity at March 31, 2016.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$1,107,848	$ —
Mortgage-Backed Securities	—	3,822	—
Municipal Bonds	—	18,267	—
United States Government Agency Obligations	—	382,320	—
United States Government Obligations	—	201,831	—
Short-Term Securities	—	89,954	—
Total	$ —	$1,804,042	$ —

During the year ended March 31, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Ivy Managed International Opportunities Fund


(UNAUDITED)



Michael L. Avery

Below, Michael L. Avery, portfolio manager of the Ivy Managed International Opportunities Fund, discusses the positioning, performance and results for the fiscal year ended March 31, 2016. He has managed the Fund since its inception on April 2, 2007, and he has 37 years of industry experience. Mr. Avery will retire from the firm effective June 30, 2016.

Fiscal Year Performance

For the 12 Months Ended March 31, 2016	
Ivy Managed International Opportunities Fund (Class A shares at net asset value)	–9.41%
Ivy Managed International Opportunities Fund (Class A shares including sales charges)	–14.61%
Benchmark	
MSCI AC World ex USA Index (generally reflects the performance of overseas stocks)	–9.19%

Please note that Fund returns include applicable fees and expenses, whereas index returns do not include any such fees. The performance discussion below is at net asset value.

Volatility marks the year

Fear seemed to be the operative word in 2015 and early in 2016 in global equity, fixed income and currency markets, though the beginning and end points masked the volatility throughout the fiscal year. The U.S. Treasury 10-year yield began the year at 1.94%, peaking around 2.50% in June 2015 and hitting a trough around 1.63% in February 2016 before ending the fiscal year at 1.78%. Similarly, the S&P 500 Index began and ended the fiscal year at 2059, but had four +10% swings in between.

The U.S. dollar had been in a strengthening trend for many months but began to weaken during the final quarter of the fiscal year. The dollar strengthened broadly against developed market currencies such as the yen, Canadian dollar and the euro, but the currencies of emerging areas such as Russia, Brazil, Thailand, Argentina and Colombia suffered as well. The yen has rallied to start 2016, despite the Bank of Japan moving to a negative interest rate policy in January with the intent of weakening the yen. Similarly, though not as dramatic as the yen, the euro has moved off its lows of November 2015 and onto a slightly stronger trajectory in 2016, even as the European Central Bank continued to cut rates and expand its quantitative easing (QE) facility.

Commodities prices weakened through most of the year, but showed signs of stabilization in the second half of the fiscal year. West Texas Intermediate crude oil prices (the U.S. benchmark) have perhaps found a floor in early 2016, closing below $27 in February but above $40 at the end of March on reduced supply expectations and a weaker U.S. dollar. Though inflation expectations continue to look well-contained, the consumer price index has trended higher because of energy, and the core measure excluding food and energy is running above the target of 2% because of increases in core goods and housing-related indicators.

Fed funds futures had an interest rate hike priced in from the U.S. Federal Reserve (Fed) during the second half of calendar 2015, though the odds were lower after Greece's "No" vote in its July referendum on austerity and debt relief, and following the market correction after China's yuan devaluation. We had doubts the Fed would be able to begin the normalization process of moving off of the "zero-bound" after seven years, given the macroeconomic risks globally. However, in spite of increasingly volatile markets, the Fed raised its base rate by 0.25% at its December meeting. Several years into the economic cycle, we believe the Fed prefers to build capacity to cut rates in the future, when warranted.

It is impossible to fully know the amount of leverage amassed in the global financial system, though we know there has been massive buildup in debt on emerging market country balance sheets — corporates and sovereigns alike. We think this is not a great recipe and the magnitude of the global impact is one of the most important questions facing investors today. The multiple growth scares during the fiscal year typically gain potency in a highly levered, low-growth world.

As of the end of the fiscal year, the Fed had not acted to raise rates again and softened its rhetoric on what would prompt further hikes. This, combined with a renewed pro-cyclical shift from China, changed the markets' tone in February.

Global growth decelerated to roughly 3% in 2015 and we expect a further slowdown in 2016, with developed market gross domestic product (GDP) growth below 2% and emerging market economies coming in at 3.5-4.0%. The U.S. is likely to continue to lead developed economies, though estimates for the U.S. were revised lower after the final release of fourth-quarter 2015 GDP. Growth in Europe and Japan remains positive, but fails to show signs of real acceleration despite the central bank accommodation in place. The ongoing trends of slower growth and rising debt will continue to magnify the effects of slight changes in the markets' assumptions for global growth.

Portfolio review

The Fund ended the fiscal year with a negative return that nearly matched its benchmark index. The Fund's performance reflected the negative returns for the fiscal year in all of the underlying funds and the allocation weighting to them.

We ended the fiscal year with the largest percentage of the Fund's assets allocated to Ivy International Core Equity Fund at about 29%, above the 20% weighting of a year ago, for its exposure to holdings in international markets. We increased the allocation to the Ivy Global Growth Fund to about

26% from 20% the prior year in order to maintain wide exposure to global markets overall. The allocation to Ivy European Opportunities Fund increased to about 19% from roughly 10% a year earlier, and Ivy Global Income Allocation Fund increased to nearly 16% from 10%. The largest allocation change was in the Ivy Emerging Markets Equity Fund, which ended the year at about 10%, down significantly from the 40% weighting a year earlier. Allocations in general reflected the slowing economic growth in across emerging markets, led primarily by China, along with a theme focused on the rising discretionary incomes of consumers in many countries.

Facing several headwinds

Looking ahead, we think the unintended consequences associated with global central bank policies are a primary risk for the markets and we expect to see increased volatility as central bankers attempt to reconcile a number of uncertainties. Those headwinds include a relatively stronger U.S. economy, but concern regarding the timing of additional rate hikes; the fading effects of easier monetary policy combined with slow growth and mounting global leverage, geopolitical events, and China's growth prospects although that country's economic data have strengthened recently in response to fiscal policy changes to stimulate investment areas within infrastructure.

Emerging market consumers have had a prominent role within the portfolio since the financial crisis — particularly in China — and we continue to believe in their long-term growth as the rise in discretionary income is likely to continue to eclipse that of their developed market counterparts. However, we believe the growth rate for consumption will be slower and, from here, more dependent on structural reforms. In addition, multinationals are seeing increased competition from local companies as quality improves.

Absent a perceived policy mistake (monetary or fiscal) or global shock, the equity markets could experience another year of volatility and bond yields with little movement in one direction or another, particularly at the long end and in spite of the Fed's desire to normalize rates.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Ivy Managed International Opportunities Fund's performance.

Ivy Managed International Opportunities Fund

Ivy International Core Equity Fund, Class I	29.4%
Ivy Global Growth Fund, Class I	25.7%
Ivy European Opportunities Fund, Class I	19.2%
Ivy Global Income Allocation Fund, Class I	15.7%
Ivy Emerging Markets Equity Fund, Class I	9.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.1%

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Fund's prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Managed International Opportunities Fund

(UNAUDITED)


$20,000
$15,000
$10,000
$5,000
$0
Ivy Managed International Opportunities Fund, Class A Shares(1) $10,598
MSCI AC World ex U.S.A. Index $10,112
4-2 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012
3-31 2013
3-31 2014
3-31 2015
3-31 2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class E(5)	Class I	Class R	Class Y
1-year period ended 3-31-16	-14.61%	-14.00%	-10.30%	-14.55%	-9.00%	-9.55%	-9.28%
5-year period ended 3-31-16	-0.10%	-0.03%	0.28%	-0.03%	1.38%	—	1.17%
10-year period ended 3-31-16	—	—	—	—	—	—	—
Since Inception of Class through 3-31-16(6)	0.65%	0.57%	0.53%	0.74%	1.64%	2.82%	1.37%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)Class E shares are not currently available for investment.

(6)4-2-07 for Class A shares, 4-2-07 for Class B shares, 4-2-07 for Class C shares, 4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 4-2-07 for Class Y shares (the date on which shares were first acquired by shareholders).

On March 17, 2014, the Ivy Managed European/Pacific Fund merged into the Fund. Performance prior to such time in part reflects the Ivy Pacific Opportunities Fund's former strategy and may have differed if the merger had not taken place.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Managed International Opportunities Fund *(in thousands)* MARCH 31, 2016

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Emerging Markets Equity Fund, Class I	1,397	$ 19,499
Ivy European Opportunities Fund, Class I	1,435	38,032
Ivy Global Growth Fund, Class I	1,276	50,815
Ivy Global Income Allocation Fund, Class I	2,201	30,990
Ivy International Core Equity Fund, Class I	3,620	58,177
TOTAL AFFILIATED MUTUAL FUNDS – 99.9%		**$197,513**
(Cost: $167,723)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.443%, 4-6-16 (A)	$279	$ 279
TOTAL SHORT-TERM SECURITIES – 0.1%		**$ 279**
(Cost: $279)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$197,792**
(Cost: $168,002)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		**(63)**
NET ASSETS – 100.0%		**$197,729**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$197,513	$ —	$ —
Short-Term Securities	—	279	—
Total	$197,513	$ 279	$ —

During the year ended March 31, 2016, there were no transfers between Level 1 and 2.

See Accompanying Notes to Financial Statements.


John Bichelmeyer

John P. Bichelmeyer, CFA, who has 19 years of industry experience, became portfolio manager of Ivy Micro Cap Growth Fund on July 1, 2015. Prior to July 1, 2015, the Fund was subadvised by Wall Street Associates (WSA), which managed the Fund since its inception in February 2009. Below, Mr. Bichelmeyer discusses positioning, performance and results for the fiscal year ended March 31, 2016.

Fiscal Year Performance

For the 12 Months Ended March 31, 2016	
Ivy Micro Cap Growth Fund (Class A shares at net asset value)	–23.51%
Ivy Micro Cap Growth Fund (Class A shares including sales charges)	–27.91%
Benchmark(s) and/or Lipper Category	
Russell 2000 Growth Index (generally reflects the performance of smaller market cap company stocks within the growth market)	–11.84%
Russell Microcap Growth Index (generally reflects the performance of stocks in the smallest category of publicly traded companies within the growth market)	–17.02%
Lipper Small-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–12.11%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. Multiple indexes are shown because the Fund's portfolio manager expects to typically invest in companies within a wider range of market capitalization. The performance discussion below is at net asset value.

Key Drivers

For the fiscal year ended March 31, 2016, equity investors, especially those focused on the smallest of companies, have been subjected to an extremely challenging and volatile investment landscape. Economies around the world continue to experience difficulty in achieving and/or maintaining healthy economic growth even though interest rates have fallen to unprecedented levels , including negative rates. Despite the lack of sustained economic growth, the Federal Reserve (Fed) complicated the matter further in December 2015 by raising interest rates for the first time after seven years of near zero rates and indicated more increases were on the horizon. This in turn exacerbated the strength of the U.S. dollar and the pressure it was putting on most commodities and foreign countries that hold significant amounts of dollar-denominated debt. The level of strain in the financial system continued to mount until late February/early March 2016, when the Fed toned down its rhetoric about the pace of future interest rate increases, at which time equites began to trend higher into the fiscal year end. Given this set of circumstances, investors' appetite for risk, and smaller companies in general, continued to diminish throughout the fiscal period.

Since the spring of 2014 when the Fed first began to discuss the possibility of rising interest rates, micro-cap growth equities have trailed larger capitalization companies by over 27%, as measured by the Russell Microcap Growth Index and the S&P 500 index. After such a strong multi-year run of outperformance that ended in early 2014, it is not uncommon to see this type of underperformance; however, this doesn't make the returns any more palatable. The indiscriminate selling that has been so common in the marketplace today has created a situation where the median stock is down much more than the index, creating a difficult investment backdrop for active managers over the past fiscal year.

Performance

In regard to the Fund's benchmarks, for the fiscal year ended March 31, 2016, the Russell 2000 Growth Index declined 11.84% while the Russell Microcap Growth Index fell 17.02%. The Fund dropped -23.51% for the fiscal period.

For the fiscal year, energy and health care were worst two performing sectors in the Russell Microcap Growth Index. The collapse in crude oil prices was the obvious reason for energy weakness while risk aversion and lack of positive cash flow and earnings were key factors in health care's decline. The Fund did not have any meaningful exposure to energy, thus its impact was limited for the year. Health care, on the other hand, was a meaningful detractor from the Fund's absolute return given the decline of approximately 21% for the holdings in this sector. Despite this sharp drawdown, the Fund compared favorably to the Russell Microcap Growth Index's decline of approximately 31% in the health care sector. Strong stock selection led to this relative outperformance, as several companies advanced their commercial development efforts by reporting positive clinical trial data while several holdings were acquired at significant premiums by larger companies.

Sectors that detracted most from the Fund's relative performance for the fiscal year included technology, industrials and materials. Despite having an in-line weighting in technology, stocks that the Fund held within this sector declined meaningfully more than the Russell Microcap Growth Index benchmark. While some of this underperformance is a result of poor management execution and/or loss of competitive position, we believe other stocks were sold indiscriminately. In situations where a particular company's future prospects appeared impaired, decisions were made to eliminate the positions. However, in cases where our research led us to conclude that investors had lost focus of the long-term opportunity, positions sizes were increased. Another area of weakness was the industrials sector, as many companies in this sector sell to businesses in the energy and materials sectors. This made for a challenging business environment that caused several of the Fund's holding to suffer. Lastly, the materials sector, while only representing a small percentage of the Fund, had two holdings in particular that declined meaningfully as a result of the extreme collapse in commodity prices.

Fund positioning

Over the past fiscal year, the Fund has been repositioned with the average position size increasing as the Fund has held significantly fewer issuers. Health care remains the largest weighting in the Fund, but it is below the benchmark's weighting, and biotech exposure has been reduced in favor of more medical instrument and services-related companies. The weighting within technology has shifted toward companies that have a software-as-a-service (SaaS) business model and away from businesses that are more hardware-related. The Fund is now meaningfully overweight the benchmark in the technology sector. Consumer discretionary remains an area of focus and the Fund's relative overweight in that sector has increased since last year's annual report. The job market remains healthy, wages are rising, home values are increasing and lower energy prices are acting like a tax cut for consumers, which should provide a healthy backdrop for discretionary spending. As a group, the energy, materials and industrials sectors are underweight; however, the steep sell off in early 2016 created what appears to be buying opportunities for existing positions, as well as good entry points for new holdings that have the potential to be attractive long-term investments. Financials and consumer staples remain a small portion of the benchmark and the Fund's overall portfolio. Telecommunications represents a small portion of the benchmark but it is a relative overweight given the trend toward next generation communications services.

Outlook

The past fiscal year was yet again another reminder of the emotional roller coaster ride that equities can take investors on. The many cross currents facing the market today make it especially easy for emotions to drive trading behavior, both up and down, in the short term, yet we believe fundamentals will always win out over time.

Our primary focus during challenging times is to double down on our research efforts to seek to enhance the Fund's holdings and return potential. The objective is to focus on areas of the economy that are experiencing longer-term secular growth tailwinds, and more importantly, the companies that we believe should benefit from this. Further, the goal is to identify what we believe are innovative companies with strong business models and management teams that can execute against the opportunity. Companies as described above could be affected by the economic environment surrounding them, but ideally their robust end market opportunity, innovative and/or unique products and services could allow them to emerge stronger once the economic weakness subsides. Given the weakness in some stock prices over the past fiscal year, we were able to add to some of our favorite holdings at what we believe to be attractive prices, as well as add many new holdings to the portfolio. Rather than being emotional and reactionary, the Fund's primary goal is to follow the research to wherever it leads. We believe this strategy will uncover companies with quite favorable prospects for long-term capital appreciation. So while we don't wish for anymore sudden, dramatic declines in equity prices, we know there will always be times like this and our objective will be to take advantage of those investment opportunities when they present themselves.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Investing in micro-cap stocks may carry more risk than investing in stocks of larger, more established companies. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The portfolio manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Micro Cap Growth Fund's performance.

Ivy Micro Cap Growth Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	**95.3%**
Health Care	26.4%
Information Technology	23.7%
Consumer Discretionary	21.4%
Industrials	8.2%
Telecommunication Services	6.8%
Consumer Staples	3.5%
Financials	1.9%
Energy	1.9%
Materials	1.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**4.7%**

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	539/554	98
3 Year	471/492	96
5 Year	398/436	92

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Tile Shop Holdings, Inc.	Consumer Discretionary	Home Improvement Retail
8x8, Inc.	Telecommunication Services	Alternative Carriers
Nautilus Group, Inc. (The)	Consumer Discretionary	Leisure Products
Sportsman's Warehouse Holdings, Inc.	Consumer Discretionary	Specialty Stores
Motorcar Parts of America, Inc.	Consumer Discretionary	Auto Parts & Equipment
MYR Group, Inc.	Industrials	Construction & Engineering
Cornerstone OnDemand, Inc.	Information Technology	Internet Software & Services
Zix Corp.	Information Technology	Application Software
Intersect ENT, Inc.	Health Care	Pharmaceuticals
LogMeIn, Inc.	Information Technology	Internet Software & Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Micro Cap Growth Fund

(UNAUDITED)



Ivy Micro Cap Growth Fund, Class A Shares(1) $23,126
Russell 2000 Growth Index $28,807
Russell Microcap Growth Index. $27,509
$40,000
$30,000
$20,000
$10,000
$0
2-17 2009
3-31 2009
3-31 2010
3-31 2011
3-31 2012
3-31 2013
3-31 2014
3-31 2015
3-31 2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class I	Class R	Class R6	Class Y
1-year period ended 3-31-16	-27.91%	-27.06%	-24.06%	-23.14%	-23.63%	-23.03%	-23.36%
5-year period ended 3-31-16	2.05%	2.07%	2.49%	3.72%	—	—	3.89%
10-year period ended 3-31-16	—	—	—	—	—	—	—
Since Inception of Class through 3-31-16(5)	12.51%	12.16%	12.54%	13.92%	5.43%	-8.27%	13.89%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)2-17-09 for Class A shares, 2-17-09 for Class B shares, 2-17-09 for Class C shares, 2-17-09 for Class I shares, 12-19-12 for Class R shares, 7-31-14 for Class R6 shares and 2-17-09 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Micro Cap Growth Fund (in thousands) MARCH 31, 2016

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Auto Parts & Equipment – 3.0%		
Motorcar Parts of America, Inc. (A)	121	$ 4,592
Broadcasting – 1.6%		
Entravision Communications Corp.	337	2,508
Education Services – 1.5%		
2U, Inc. (A)	102	2,298
Home Improvement Retail – 3.8%		
Tile Shop Holdings, Inc. (A)	391	5,822
Leisure Products – 3.4%		
Nautilus Group, Inc. (The) (A)	263	5,089
Restaurants – 5.0%		
Dave & Buster's Entertainment, Inc. (A)	70	2,719
Kona Grill, Inc. (A)	221	2,858
Potbelly Corp. (A)	142	1,938
		7,515
Specialty Stores – 3.1%		
Sportsman's Warehouse Holdings, Inc. (A)	368	4,639
Total Consumer Discretionary – 21.4%		**32,463**
Consumer Staples		
Packaged Foods & Meats – 1.1%		
Inventure Foods, Inc. (A)	307	1,734
Personal Products – 2.4%		
Inter Parfums, Inc.	117	3,628
Total Consumer Staples – 3.5%		**5,362**
Energy		
Oil & Gas Equipment & Services – 1.4%		
Natural Gas Services Group, Inc. (A)	97	2,097
Oil & Gas Exploration & Production – 0.5%		
Laredo Petroleum Holdings, Inc. (A)	103	813
Total Energy – 1.9%		**2,910**
Financials		
Asset Management & Custody Banks – 1.9%		
Hannon Armstrong Sustainable Infrastructure Capital, Inc.	147	2,823
Total Financials – 1.9%		**2,823**
Health Care		
Biotechnology – 2.5%		
Natera, Inc. (A)	137	$ 1,308
NewLink Genetics Corp. (A)	42	755
Repligen Corp. (A)	66	1,778
		3,841
Health Care Equipment – 3.6%		
Avinger, Inc. (A)	163	1,563
K2M Group Holdings, Inc. (A)	135	2,002
Oxford Immunotec Global plc (A)	188	1,864
		5,429
Health Care Facilities – 2.3%		
Surgical Care Affiliates, Inc. (A)	75	3,462
Health Care Services – 1.6%		
Adeptus Health, Inc., Class A (A)	44	2,459
Health Care Supplies – 4.1%		
Endologix, Inc. (A)	303	2,531
ICU Medical, Inc. (A)	36	3,696
		6,227
Health Care Technology – 6.7%		
Evolent Health, Inc., Class A (A)	129	1,366
Imprivata, Inc. (A)	292	3,686
Omnicell, Inc. (A)	104	2,899
Press Ganey Holdings, Inc. (A)	70	2,112
		10,063
Pharmaceuticals – 5.6%		
Aerie Pharmaceuticals, Inc. (A)	140	1,706
Intersect ENT, Inc. (A)	215	4,089
Intra-Cellular Therapies, Inc. (A)	69	1,929
Revance Therapeutics, Inc. (A)	44	772
		8,496
Total Health Care – 26.4%		**39,977**
Industrials		
Building Products – 3.0%		
American Woodmark Corp. (A)	28	2,111
PGT, Inc. (A)	253	2,493
		4,604
Construction & Engineering – 2.9%		
MYR Group, Inc. (A)	171	4,304
Electrical Components & Equipment – 1.7%		
Thermon Group Holdings, Inc. (A)	143	2,513
Heavy Electrical Equipment – 0.6%		
Power Solutions International, Inc. (A)	68	$ 936
Total Industrials – 8.2%		**12,357**
Information Technology		
Application Software – 3.1%		
Globant S.A. (A)	20	614
Zix Corp. (A)	1,049	4,122
		4,736
Communications Equipment – 3.0%		
Bookham, Inc. (A)	363	1,963
Ruckus Wireless, Inc. (A)	263	2,577
		4,540
Electronic Manufacturing Services – 1.1%		
Mercury Computer Systems, Inc. (A)	84	1,705
Internet Software & Services – 12.2%		
comScore, Inc. (A)	117	3,524
Cornerstone OnDemand, Inc. (A)	127	4,155
LogMeIn, Inc. (A)	76	3,828
Q2 Holdings, Inc. (A)	147	3,539
SPS Commerce, Inc. (A)	81	3,461
		18,507
Semiconductor Equipment – 1.9%		
PDF Solutions, Inc. (A)	216	2,891
Semiconductors – 2.4%		
NVE Corp.	63	3,573
Total Information Technology – 23.7%		**35,952**
Materials		
Specialty Chemicals – 1.5%		
Flotek Industries, Inc. (A)	315	2,309
Total Materials – 1.5%		**2,309**
Telecommunication Services		
Alternative Carriers – 3.6%		
8x8, Inc. (A)	545	5,478
Integrated Telecommunication Services – 1.9%		
GTT Communications, Inc. (A)	170	2,815
Wireless Telecommunication Service – 1.3%		
RingCentral, Inc., Class A (A)	125	1,975
Total Telecommunication Services – 6.8%		**10,268**
TOTAL COMMON STOCKS – 95.3%		**$144,421**
(Cost: $142,879)		

Ivy Micro Cap Growth Fund (in thousands)   MARCH 31, 2016

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 2.3%		
Wisconsin Electric Power Co., 0.400%, 4-1-16	$3,408	$3,408
Master Note – 2.5%		
Toyota Motor Credit Corp., 0.443%, 4-6-16 (C)	3,855	3,855
TOTAL SHORT-TERM SECURITIES – 4.8%		**$7,263**
(Cost: $7,263)		

	Value
TOTAL INVESTMENT SECURITIES – 100.1%	**$151,684**
(Cost: $150,142)	
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%	(113)
NET ASSETS – 100.0%	**$151,571**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at March 31, 2016.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$144,421	$ —	$ —
Short-Term Securities	—	7,263	—
Total	$144,421	$ 7,263	$ —

During the year ended March 31, 2016, there were no transfers between Level 1 and 2.

See Accompanying Notes to Financial Statements.

Ivy Mid Cap Growth Fund



Kimberly A. Scott

Below, Kimberly A. Scott, CFA, portfolio manager of Ivy Mid Cap Growth Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2016. She has managed the Fund since 2001 and has 29 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2016	
Ivy Mid Cap Growth Fund (Class A shares at net asset value)	–10.27%
Ivy Mid Cap Growth Fund (Class A shares including sales charges)	–15.43%
Benchmark(s) and/or Lipper Category	
Russell Midcap Growth Index (generally reflects the performance of securities that represent the mid-cap sector of the stock market)	–4.74%
Lipper Mid-cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–8.46%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

The mid-cap growth sector of the market as measured by Russell Midcap Growth Index, the Fund's benchmark, lost 4.75% in the 12-month period ended March 31, 2016. During this same period, the Ivy Mid Cap Growth Fund lost -10.27% before accounting for sales charges.

Contributors and detractors over the period

The primary factors in the Fund's underperformance were stock selection issues in the consumer discretionary and consumer staples sectors. An overweight position in the poorly performing energy sector was also a significant, factor contributing to the Fund's relative underperformance. Technology was the other sector that negatively impacted performance in 2016. All other sectors contributed to relative performance, with the greatest positive impacts coming from the financials, materials, health care and industrials sectors. The Fund's exposure in utilities and telecommunications also generated positive relative performance for the fiscal year. Our cash position, which averaged approximately 1% across the period, was seven basis points positive to performance, while the performance of our equity options, used primarily for hedging purposes, or to build or exit positions, was seven basis points negative to performance.

The Fund's consumer discretionary sector exposure made the greatest negative contribution to its return for the fiscal year. We were underweight this underperforming sector, but our exposure to retail and related sectors was a liability for the Fund in a year when e-commerce activity accelerated, taking market share and requiring many retailers to step up investment to try to maintain competitiveness and relevance to consumers. These costs and higher labor expenses pressured the profitability of many companies in the portfolio, such as Bed Bath and Beyond, Inc., Williams-Sonoma and DSW, Inc. Other key factors significantly impacting retailers over the past 12 months were weak demand in emerging markets and the appreciation of the dollar, which hurt many retailers based both on currency translation effects and the ultimate negative impact on travel to the U.S. from abroad. Related demand for retail goods in flagship stores in markets such as New York City also hurt many retailers. Companies in our portfolio that struggled related to these issues included Tiffany & Co., Polo Ralph Lauren Corp., Burberry Group and Kate Spade & Co. Another notably weak name in our consumer discretionary sector was Polaris Industries, a manufacturer and marketer of all-terrain vehicles, Indian motorcycles, and snowmobiles. Weakness in energy and agriculture began to hurt demand for their products in the last half of 2015, and then a very warm and mild start to winter in many of their key markets piled on as we closed out the calendar year and began 2016. Several names in this sector, however, managed to perform well last year. Companies such as Mattel, Inc., which posted a very strong return after a prolonged period of weakness, Ulta Salon, Cosmetics and Fragrance, Carter's Inc., the children's clothing retailer, and Under Armour, Inc., the fast-growing athletic apparel company, generated strong positive returns last year. Ulta and Carter's are no longer Fund holdings. The greater domestic market exposure for most of these names was a benefit to their business versus many other companies.

An opportunity cost for the Fund's consumer discretionary performance came from lack of exposure to Netflix, which was in our benchmark index for part of the year, returning greater than 56% while in the benchmark, and contributing 38 basis points to index performance for the fiscal year.

Our consumer staples names were broadly weak over the past fiscal year, and contributed significantly to the Fund's underperformance. We were underweight a strongly outperforming group, and had stock selection issues. The issues were varied. Both Hain Celestial Group and Whole Foods Market, Inc. struggled with issues related largely to competitive pressures in the market for organic and natural foods. Both of these companies have been highly successful leaders in the growth of this industry, setting a pace and example that has fostered competition. We believe these companies will continue to lead in this robust sector, and we think the stocks will once again reflect as management teams address the nearer-term dislocations and questions about their positions in the marketplace. Mead Johnson Nutrition Company, the maker of Enfamil infant formula and a stellar consumer product company, struggled last fiscal year related to competitive issues in China, significant changes in product distribution patterns in that country, and the foreign currency translation impact of a strong dollar. A stock that ended the fiscal year on a strong note was Blue Buffalo Pet Products, which produces and sells pet food made from natural ingredients. The stock was weak for much of the period following its initial public offering in 2015, but it delivered strong performance in the first quarter of 2016 as the strength of its business became clearer to investors.

The negative contribution from our technology exposure resided in a number of names, including Pandora Media, Teradata Corp. (no longer a Fund holding), GrubHub, Inc., ServiceNow, Harris Corp. and Alliance Data Systems (no longer a Fund holding). We were also underweight the strong semiconductor and computer services sectors. One of our biggest disappointments in the technology sector this fiscal year was Pandora, the internet radio service company. The stock struggled for much of the period under the weight of concern about a 2015 Copyright Royalty Board rate decision. That decision materialized as a neutral to positive factor for Pandora's business going forward, as we expected, but the stock continued to be weak as concerns mounted regarding the company's future investments to expand and diversify its business. We continue to believe that Pandora is the premier asset in the internet radio space with a strong and growing commercial opportunity. We retain the name in the portfolio. Weakness in Teradata continued related to concerns about its place in a rapidly changing computing and storage infrastructure marketplace. The Fund held some stocks that performed very well in the group over that past 12-month period, including Electronic Arts, SanDisk Corp. (no longer a Fund holding), which received a buyout offer, Ellie Mae, Inc., a rapidly growing software-as-a-service provider to the mortgage industry, and Trimble Navigation Ltd., a recent re-addition to the portfolio.

Energy names were weak across the board, as the swift decline in the price of oil from June through December of 2015 became a woodshed moment for the group generally, and our names, specifically. Our largest negative contribution for the fiscal year came from the names we own with exposure to domestic shale oil drilling in the Bakken region. Oasis Petroleum, Continental Resources and Southwestern Energy all delivered significantly weak performance. (Oasis is no longer a Fund holding). Cabot Oil & Gas Corporation, which is heavily exposed to the natural gas market, also struggled. We understood the severe reaction by investors to the rapid changes in the economics of oil and gas related companies, but we were of the opinion that the problem became considerably discounted, as the dynamics of shale oil drilling may be such that the oversupply problem is solved with greater expediency than we've seen historically. We retained most of our energy positions in the portfolio, and have added exposure since late 2014, in both new and existing positions, where we have seen stock price opportunities present themselves. Noble Energy and Cimarex Energy are both new to the portfolio since late 2014. We eliminated two positions, Southwestern Energy and Dril-Quip, given our concern that the problems of deep water drillers, such as Petrobras, to whom Dril-Quip sells its equipment, would be severe and protracted.

Our financial names made the greatest positive contribution to the Fund's performance over the past 12 months, largely based on stock selection. We were overweight this underperforming group, delivering a strong positive return against a sector that had a negative return in the benchmark. Two of our bank stocks led the performance, based on strong growth in their businesses and a more favorable interest rate environment. First Republic Bank and Signature Bank of New York have been perennially strong growth banks. CME Group was another strong performer in the Fund. Northern Trust Corporation, a high quality moderately growing trust bank, was slightly weak, but outperformed the financials sector. UMB Financial Corp., conversely, did not capitalize on the benefits to banks and their stocks last fiscal year, as difficulties in its asset management business offset solid loan growth at the bank.

When compared to the index, our materials exposure performed strongly on the back of a takeout in one of our two names, Valspar Corp., which is being acquired by Sherwin-Williams. Scotts Miracle-Gro Corp. also delivered a strong positive return on strength in its business.

Our health care stocks made a positive contribution to performance, largely based on stock selection. We were overweight this underperforming group, and our names delivered significantly better performance that those in the benchmark. Most of our stocks in this well-diversified group of holdings posted positive returns for the fiscal year. Strength came from Align Technology, the maker of Invisilign braces, Henry Schein, Inc., a long-term holding, Incyte Corp., a biotechnology stock that we have sold, and Edwards Lifesciences, a relatively recent addition. Weakness in the group was led by our biotechnology names, including Alkermes plc, BioMarin, ACADIA Pharmaceuticals and Medivation. Alkermes, in particular, was very weak late in the fiscal year following disappointing data related to a clinical trial for a new drug to treat depression. The company is doing additional research on this drug and is confident in its ultimate success. Alkermes has a strong base business of central nervous system compounds, and a sizeable pipeline of new drugs. The health care sector continues to offer opportunities for both growth and defensiveness, often in the same name. We added aspects of both to the sector last period with purchases of Laboratory Corp. of America, a moderately growing laboratory diagnostics business, and Edwards Lifesciences Corp., an innovator in the area of heart valves.

The Fund's industrials exposure added to performance in the past 12-month period. We were slightly underweight industrials and our names rose in value as a group, while the sector in the index posted a loss. We had reduced our exposure to energy-related industrial companies, which was a benefit to performance. Still, those names, including Flowserve and Joy Global, among others, had a negative impact on the group in our portfolio and were sold. Names that performed well and helped deliver the outperformance included Fortune Brand Home & Security, which is benefitting from a better housing economy related to its sale of cabinets, faucets, and its Master Lock security products; Fastenal Co., a long term holding whose performance began to improve based on optimism for demand for its products related to improvements in the energy and manufacturing areas of our economy, and Verisk Analytics and Willis Towers Watson plc., both business services companies with relatively consistent operating models.

The Fund's lack of exposure to utilities and telecommunications, both underperformers in the index, was slightly positive to performance.

We were overweight health care and technology, financials and energy last fiscal year, and underweight consumer staples, materials, consumer discretionary, industrials, telecommunications and utilities.

Outlook

The markets became more volatile and unsettled in the back half of 2015 than in some time, and that volatility was magnified as we entered 2016. Weakness in commodity markets and dollar strength has threatened profitability for many companies in energy, materials and industrials, with risk of a wider impact based on related stresses in credit markets. Concerns about economic growth in emerging markets, including China, where there is considerable murkiness around the pace of growth and the functioning of the country's capital markets has been a source of angst, as is the direction and level of conviction of the Federal Reserve (Fed) with respect to future interest rate increases.

Complicating the assessment of the current and future investing environment is the rapid pace of change that is in motion for many sectors of our economy. The technology industry is always rapidly evolving, but even there, concentration of computing power in the hands a few big companies is changing the economics and demand dynamics for many users and producers of equipment, software and services. Consumer discretionary is finding new fault lines in many subsectors as consumer migration to e-commerce and over-the-top media consumption upends brick and mortar retailing, the business models of cable television providers and their content partners, and advertising models in general, all at an accelerating pace. The success of technological innovation as applied to oil and gas exploration by frackers in shale formations in the U.S. has led to both a boom and a bust for that industry that is currently reverberating throughout the domestic and world economies.

Transportation is another area that we think could benefit from applied information and logistics, at the same time that it is reeling from the downturn in energy and agriculture, not to mention the yet uncertain impact of the evolving brick and mortar retail landscape. The commercial real estate sector has yet to experience the full impact of many of these changes, but as evidenced by the restructuring announced by Macy's in the first week of January 2016, we believe much change lies ahead for that area. The automobile industry is in the early stages of extreme innovation as it moves from focusing on improving fuel efficiency and controlling emissions to delivering fail safe driver assist safety features and autonomously operating vehicles. We believe that semiconductor and software companies that can develop the operating systems and hardware that can lead these innovations will be huge beneficiaries.

In the financials sector, regulation has brought many changes and unintended consequences for capital markets, much of which we have likely not yet witnessed, but technology promises to bring even greater change as payment systems and methodologies evolve to meet the demands of mobile consumers who want to shop and pay whenever, wherever, with great efficiency and the highest levels of security. We believe the status quo will be challenged and today's financial system giants will be tasked with maintaining relevance and profitability. Health care is another important area where we think changes in product development, the delivery of care, and the use of information to tie it all together and make it perform at an even higher level in the future will have significant implications for patients, providers and investors.

All of this, across all of the economy is just the beginning. As investors we must balance the stresses of the current environment with the challenges and opportunities of the future — even as the future seems to be speeding toward us at an unprecedented pace. The worry over the current state of affairs in the economy and the stock market, while appropriate, seems a little late to us. The hit to our economy from oil price weakness, dollar strength and emerging market growth difficulties began to develop over a year ago, gaining strength and impact as 2015 developed. A recession has been at hand across much of our economy and stocks across energy, industrials, materials and consumer discretionary have logged significant losses relative to the broader stock market indices. While the all-clear signal has yet to sound, we believe opportunity is developing in the stocks of very good companies across all of these groups. Many market participants are loathe to risk finding that opportunity in such a rapidly changing and challenging environment, especially as the Fed has signaled that it will be less accommodative as the year progresses. In addition, the stresses in the credit markets from the troubles in the energy sector will become more widespread, presenting a risk to broad economic activity. We believe, however, that there are many encouraging offsets to the negatives we see in the economy, including low oil prices, which are a big benefit to consumers, solid job growth, encouraging wage gains, firmness in the service sector, several quarters of strong household formation activity, and growth in the housing market. Many stocks have discounted serious concerns and are poised for better performance as investors look beyond the safety of consensus leaders in the market to find differentiated return opportunities. We think a shift in investor perspective about real value in the market will be a benefit to the Fund and we will continue to invest in companies that present a balance of growth and valuation which we think should yield substantial return opportunities for our shareholders over time.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in mid-cap stocks may carry more risk than investing in stocks of larger, more-established companies. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Fund's NAV and the risk that fluctuations in the value of the derivatives may not correlate with securities markets or the underlying asset upon which the derivative's value is based. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Mid Cap Growth Fund's performance.

Asset Allocation

Stocks	**100.7%**
Consumer Discretionary	24.3%
Information Technology	17.8%
Health Care	17.1%
Industrials	15.1%
Financials	11.8%
Consumer Staples	7.1%
Energy	4.7%
Materials	2.8%
Purchased Options	**0.0%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**-0.7%**

Lipper Rankings

Category: Lipper Mid-Cap Growth Funds	Rank	Percentile
1 Year	280/396	71
3 Year	270/347	78
5 Year	223/316	71
10 Year	57/227	25

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Fastenal Co.	Industrials	Trading Companies & Distributors
Zoetis, Inc.	Health Care	Pharmaceuticals
Intuitive Surgical, Inc.	Health Care	Health Care Equipment
Electronic Arts, Inc.	Information Technology	Home Entertainment Software
CME Group, Inc.	Financials	Specialized Finance
Microchip Technology, Inc.	Information Technology	Semiconductors
Mead Johnson Nutrition Co.	Consumer Staples	Packaged Foods & Meats
Fortune Brands Home & Security, Inc.	Industrials	Building Products
Mattel, Inc.	Consumer Discretionary	Leisure Products
Northern Trust Corp.	Financials	Asset Management & Custody Banks

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Mid Cap Growth Fund

(UNAUDITED)



Ivy Mid Cap Growth Fund, Class A Shares(1) $18,689
Russell Mid-cap Growth Index $20,483
$40,000
$30,000
$20,000
$10,000
$0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class E	Class I	Class R	Class R6	Class Y
1-year period ended 3-31-16	-15.43%	-14.12%	-10.92%	-15.57%	-10.00%	-10.55%	-9.85%	-10.26%
5-year period ended 3-31-16	5.09%	5.31%	5.58%	4.83%	6.68%	6.05%	—	6.42%
10-year period ended 3-31-16	6.45%	6.25%	6.33%	—	—	6.90%	—	7.32%
Since Inception of Class through 3-31-16(5)	—	—	—	6.43%	7.91%	—	0.68%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-2-07 for Class E shares, 4-2-07 for Class I shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Mid Cap Growth Fund (in thousands) MARCH 31, 2016

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.3%		
DSW, Inc., Class A	1,474	$ 40,741
Apparel, Accessories & Luxury Goods – 5.8%		
Burberry Group plc (A)	1,983	38,875
Kate Spade & Co. (B)	1,694	43,242
lululemon athletica, Inc. (B)	448	30,366
Polo Ralph Lauren Corp. (C)	411	39,610
Under Armour, Inc., Class A (B)	323	27,435
		179,528
Auto Parts & Equipment – 1.5%		
BorgWarner, Inc.	1,249	47,981
Homebuilding – 1.7%		
D.R. Horton, Inc.	1,696	51,266
Homefurnishing Retail – 2.8%		
Bed Bath & Beyond, Inc. (B)	960	47,642
Williams-Sonoma, Inc.	748	40,945
		88,587
Internet Retail – 1.1%		
TripAdvisor, Inc. (B)	522	34,723
Leisure Products – 4.7%		
Mattel, Inc.	2,290	76,991
Polaris Industries, Inc.	690	67,986
		144,977
Restaurants – 1.9%		
Dunkin' Brands Group, Inc. (C)	1,225	57,787
Specialty Stores – 3.5%		
Tiffany & Co.	720	52,855
Tractor Supply Co.	636	57,505
		110,360
Total Consumer Discretionary – 24.3%		**755,950**
Consumer Staples		
Food Retail – 1.6%		
Whole Foods Market, Inc.	1,591	49,498
Packaged Foods & Meats – 5.5%		
Blue Buffalo Pet Products, Inc. (B)	1,529	39,223
Hain Celestial Group, Inc. (The)(B)	1,313	53,705
Mead Johnson Nutrition Co. (C)	936	79,533
		172,461
Total Consumer Staples – 7.1%		**221,959**
Energy		
Oil & Gas Exploration & Production – 4.7%		
Cabot Oil & Gas Corp.	1,536	$ 34,877
Cimarex Energy Co.	344	33,458
Continental Resources, Inc. (B)	1,526	46,338
Noble Energy, Inc.	1,020	32,036
		146,709
Total Energy – 4.7%		**146,709**
Financials		
Asset Management & Custody Banks – 3.5%		
Northern Trust Corp.	1,176	76,624
Oaktree Capital Group LLC	630	31,088
		107,712
Insurance Brokers – 2.0%		
Willis Towers Watson plc	519	61,549
Regional Banks – 3.6%		
First Republic Bank	841	56,054
Signature Bank (B)	421	57,287
		113,341
Specialized Finance – 2.7%		
CME Group, Inc.	893	85,808
Total Financials – 11.8%		**368,410**
Health Care		
Biotechnology – 4.0%		
ACADIA Pharmaceuticals, Inc. (B)	752	21,016
Alkermes plc (B)	1,028	35,142
BioMarin Pharmaceutical, Inc. (B)	503	41,496
Medivation, Inc. (B)	608	27,969
		125,623
Health Care Distributors – 1.2%		
Henry Schein, Inc. (B)	224	38,639
Health Care Equipment – 4.3%		
Edwards Lifesciences Corp. (B)	474	41,780
Intuitive Surgical, Inc. (B)	152	91,548
		133,328
Health Care Facilities – 0.9%		
Acadia Healthcare Co., Inc. (B)	478	26,347
Health Care Services – 2.2%		
Diplomat Pharmacy, Inc. (B)	712	19,517
Laboratory Corp. of America Holdings (B)	418	48,940
		68,457
Health Care Supplies – 1.5%		
Align Technology, Inc. (B)	654	$ 47,543
Pharmaceuticals – 3.0%		
Zoetis, Inc.	2,116	93,783
Total Health Care – 17.1%		**533,720**
Industrials		
Air Freight & Logistics – 2.0%		
Expeditors International of Washington, Inc.	1,282	62,587
Building Products – 2.5%		
Fortune Brands Home & Security, Inc. (C)	1,378	77,217
Electrical Components & Equipment – 0.8%		
Generac Holdings, Inc. (B)	685	25,527
Industrial Machinery – 2.2%		
IDEX Corp.	541	44,841
Woodward, Inc.	463	24,080
		68,921
Research & Consulting Services – 3.9%		
CoStar Group, Inc. (B)(D)	397	74,700
Verisk Analytics, Inc., Class A(B)	601	48,045
		122,745
Trading Companies & Distributors – 3.7%		
Fastenal Co. (C)	2,329	114,106
Total Industrials – 15.1%		**471,103**
Information Technology		
Application Software – 3.0%		
ANSYS, Inc. (B)	512	45,776
Ellie Mae, Inc. (B)	254	23,064
Guidewire Software, Inc. (B)	466	25,388
		94,228
Communications Equipment – 1.5%		
Harris Corp.	582	45,318
Electronic Manufacturing Services – 1.3%		
Trimble Navigation Ltd. (B)	1,690	41,903
Home Entertainment Software – 2.8%		
Electronic Arts, Inc. (B)(C)	1,327	87,717

Ivy Mid Cap Growth Fund *(in thousands)* MARCH 31, 2016

COMMON STOCKS (Continued)	Shares	Value
Internet Software & Services – 3.0%		
Akamai Technologies, Inc. (B)	200	$ 11,132
GrubHub, Inc. (B)	1,482	37,231
Pandora Media, Inc. (B)	4,880	43,672
		92,035
Semiconductors – 2.9%		
Maxim Integrated Products, Inc.	264	9,707
Microchip Technology, Inc.	1,701	81,970
		91,677
Systems Software – 3.3%		
Red Hat, Inc. (B)	679	50,627
ServiceNow, Inc. (B)	840	51,379
		102,006
Total Information Technology – 17.8%		**554,884**
Materials		
Fertilizers & Agricultural Chemicals – 1.3%		
Scotts Miracle-Gro Co. (The)	537	$ 39,043
Specialty Chemicals – 1.5%		
Valspar Corp. (The)	445	47,593
Total Materials – 2.8%		**86,636**
TOTAL COMMON STOCKS – 100.7%		**$3,139,371**
(Cost: $2,846,596)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Russell 2000 Index, Put $1,050.00, Expires 4-8-16, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	2,010	131
S&P 500 Index, Put $1,965.00, Expires 4-8-16	775	$ 54
SPDR S&P Midcap 400 ETF Trust, Put $247.50, Expires 4-8-16, OTC (Ctrpty: Citibank N.A.)	9,760	49
TOTAL PURCHASED OPTIONS – 0.0%		**234**
(Cost: $6,510)		
TOTAL INVESTMENT SECURITIES – 100.7%		**$3,139,605**
(Cost: $2,853,106)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.7)%		**(20,319)**
NET ASSETS – 100.0%		**$3,119,286**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)All or a portion of securities with an aggregate value of $11,740 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(D)All or a portion of securities with an aggregate value of $36,881 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

The following written options were outstanding at March 31, 2016 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
lululemon athletica, Inc.	N/A	Put	206	April 2016	$55.00	$ 35	$ —*
Pacira Pharmaceuticals, Inc.	Goldman Sachs International	Put	2,887	May 2016	85.00	8,947	(9,166)
						$8,982	$(9,166)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$3,139,371	$ —	$ —
Purchased Options	54	180	—
Total	$3,139,425	$ 180	$ —
Liabilities			
Written Options	$ —	$9,166	$ —

During the year ended March 31, 2016, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

OTC = Over the Counter

See Accompanying Notes to Financial Statements.


Kimberly A. Scott


Nathan A. Brown

Below, Kimberly A. Scott, CFA, and Nathan A. Brown, CFA, portfolio managers of Ivy Mid Cap Income Opportunities Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2016. Ms. Scott has 29 years of industry experience and Mr. Brown has 16 years of industry experience. They have co-managed the Fund since its inception on October 1, 2014.

Fiscal Year Performance

For the 12 months ended March 31, 2016	
Ivy Mid Cap Income Opportunities Fund (Class A shares at net asset value)	0.06%
Ivy Mid Cap Income Opportunities Fund (Class A shares including sales charges)	–5.72%
Benchmark(s) and/or Lipper Category	
Russell Midcap Index (generally reflects the performance of securities that represent the mid-cap sector of the stock market)	–4.04%
Lipper Mid-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–6.27%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key drivers

The Russell Midcap Index, the Fund's benchmark, struggled over the past 12 months, generating a decline of 4.04%. The most significant event during the fiscal year was the continued decline in commodity prices, particularly oil, throughout the period with an annual decline of 23% for WTI (West Texas Intermediate, a grade of crude oil used as a benchmark in oil pricing). While this obviously put pressure on the energy sector, the weakness extended to the materials and industrials sectors as well. Despite a better backdrop from a macroeconomic perspective, certain consumer discretionary stocks struggled during the fiscal year given the secular realities of a growing piece of sales that is garnered by e-commerce as well as the impact of an unseasonably warm winter that caused less demand for winter apparel.

The best performing categories were consumer staples, as activism has helped create more discipline in that sector, and utilities, as investors sought safety in the down market coupled with continued low interest rates despite an increase in the Fed Funds rate in December. Financials and technology both outperformed the benchmark, but still produced negative total returns. Health care experienced significant negative pressure to start calendar year 2016 after being an outperformer for multiple years. This pressure is likely associated with political risk given the rhetoric about reducing prescription drug prices.

Stocks with income yields (both return of capital or dividends), particularly higher-yielding securities, saw significant outperformance during the fiscal year. The highest quartile of dividend-yielding securities posted positive returns while the lowest quartile was the worst performing group. We attribute this performance to both the negative returns in the overall market and a muted move in long-term interest rates keeping dividend yields attractive versus fixed-income instruments.

Strategy, contributors and detractors

The Fund, while remaining relatively flat for the fiscal year ending March 31, 2016, significantly outperformed its benchmark, before sales charges. Dividend income produced 3.7% of performance during the period. The outperformance is explained by strong stock selection and preference for high-yielding income stocks as the Fund's sector allocation was a headwind during the fiscal year.

The Fund's sector allocation stayed consistent throughout the fiscal year. Overweight sectors continue to be materials, energy and consumer staples while underweighted sectors were financials, utilities and health care. These weightings predominantly the result of finding good growth opportunities at reasonable valuations that also have a substantial dividend yield.

The outperformance in the Fund fell predominately into four sectors: materials, technology, consumer staples and consumer discretionary. All of our stocks in the materials sector outperformed both the sector and benchmark, with exceptionally strong performance from Avery Dennison Corp., as underlying strength in its business helped produce better-than-expected revenues with lower commodity costs. Our semiconductor exposure through Xilinx Inc., Maxim Integrated Products and Microchip Technology drove much of the outperformance in the technology sector as the proliferation of semiconductors continued beyond the traditional consumer electronics end market. While the consumer staples sector had many strong performers during the fiscal year, our exposure through McCormick & Co., Kellogg Co. and Clorox Co. bested the overall strong sector performance. Each of these companies has a renewed focus on cost containment given increased activism in the overall sector. In addition, these companies are also producing better than market expectations for constant currency revenue growth. Finally, a significant operational and financial turnaround appears to be unfolding at Mattel, which was one of the Fund's best performing stocks during the fiscal year, and was the reason for outperformance in consumer discretionary.

Fund performance in the energy sector was quite challenged during the fiscal year. Weakness in that sector was caused by both a large overweight position and exposure to master limited partnerships through Targa Resources Partnership and Plains All American Pipeline. Both companies were very weak during the period for both fundamental as well as technical reasons. During the fiscal year, Targa Resources Partnership was acquired by its parent Targa Resources Corp. and the company saw significant appreciation after the close date, which limited some of the negative performance in this sector.

Financials was also an area of weakness in performance caused predominately by Fund exposure to Artisan Partners Asset Management. This asset manager experienced difficult relative performance in some of its largest mutual funds, which caused net redemptions for the company during the period. This, coupled with negative equity markets, likely drove the pressures in the stock.

Outlook

Since inception of the Fund, we have been watching several key variables to determine positioning. These variables (domestic economic growth, change in interest rates, change in commodity prices and foreign economic growth) have remained consistent over the fiscal year of the Fund and continue to be monitored.

Domestic economic growth: Many early indicators are pointing to much better growth for the industrial economy in the U.S. Commodity prices have begun to firm and the ISM Manufacturing Index has improved above 50 with very strong new orders in the survey. While we are a bit skeptical about the magnitude of the improvement, we expect the industrial side of the economy will show some sequential improvement from a miserable fourth quarter of 2015 as inventory was being liquidated. The consumer environment remains very constructive. The job market remains accretive, the wage environment appears to be tilting toward inflationary, and non-disposable spending on items like utilities and gasoline are still benefiting the consumer because of low commodity prices. This continues to create an environment where consumers have the ability to spend and we believe they will continue to do so. We believe the U.S. economy will grow at a faster pace than in recent years, but still remain below historical growth averages.

Change in interest rates: After what seemed like years of threats, the Federal Reserve (Fed) finally increased interest rates. The overall result within the interest rate environment has been muted, particularly in longer-dated securities. Global yields remain very low and seem to be putting pressure on the U.S. yield curve. We expect that short-term yields will continue to increase as the Fed slowly steps up the Fed Funds rates, but we remain less confident in the direction of longer-term yields. We believe the current scenario is quite favorable for the Fund to enable it to offer a competitive yield component to other securities in the market but also have the potential for capital appreciation.

Change in commodity prices: We believe the next change in commodity prices to be decisively positive, particularly for oil. This outlook is based on the declining production we have already seen and will likely continue to see in the U.S. given the realities of the lower oil price since the beginning of the calendar year. Inventories are still high and will get worked off over the ensuing months, which should help to increase prices. Higher prices will be met with more production, so a spike seems very unlikely at this time. We remain comfortable with Fund's overweight position in energy.

Pressures on foreign economies: China's growth continues to disappoint and based on regular dialog we have with individual companies, the growth appears to be even slower than the economic numbers would suggest. The currency benefit that many companies were able to take advantage of over the past year appears to have run out of steam as most currency rates are now flat on a year-over-year basis versus the dollar. This has the potential to put pressure on some of the large exporting nations; however, we think it likely that economies that are dependent on commodities should see a benefit as most commodities are priced in dollars. Latin America and the Middle East remain areas that garner attention, but both are relatively small and their ability to dramatically impact global markets should be contained. We believe that negative interest rates in multiple countries across the global should cause skepticism about the overall strength of the world's markets, but their biggest impact in the short term is that our Fund's investment style should remain in favor.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in mid-cap stocks may carry more risk than investing in stocks of larger, more-established companies. Dividend-paying instruments may not experience the same price appreciation as non-dividend paying investments. There is no guarantee that the companies in which the Fund invests will declare dividends in the future or that dividends, if declared, will remain at current levels or increase over time. The amount of any dividend paid by the company may fluctuate significantly. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Mid Cap Income Opportunities Fund's performance.

Ivy Mid Cap Income Opportunities Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	**95.2%**
Industrials	16.5%
Information Technology	16.1%
Consumer Discretionary	13.7%
Financials	13.5%
Consumer Staples	8.4%
Health Care	8.3%
Materials	8.2%
Energy	7.7%
Utilities	2.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**4.8%**

Lipper Rankings

Category: Lipper Mid-Cap Core Funds Universe Average	Rank	Percentile
1 Year	29/418	7

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
McCormick & Co., Inc.	Consumer Staples	Packaged Foods & Meats
HNI Corp.	Industrials	Office Services & Supplies
Mattel, Inc.	Consumer Discretionary	Leisure Products
Artisan Partners Asset Management, Inc.	Financials	Asset Management & Custody Banks
KAR Auction Services, Inc.	Industrials	Diversified Support Services
Kellogg Co.	Consumer Staples	Packaged Foods & Meats
RPM International, Inc.	Materials	Specialty Chemicals
HealthSouth Corp.	Health Care	Health Care Facilities
Limited Brands, Inc.	Consumer Discretionary	Apparel Retail
Leggett & Platt, Inc.	Consumer Discretionary	Home Furnishings

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Mid Cap Income Opportunities Fund

(UNAUDITED)


$20,000
$10,000
$0
Ivy Mid Cap Income Opportunities Fund, Class A Shares(1) $10,521
Russell Midcap Total Return $10,568
10-1 2014
3-31 2015
3-31 2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class C	Class E	Class I	Class R	Class R6	Class Y
1-year period ended 3-31-16	-5.72%	-0.70%	-5.76%	0.28%	-0.41%	0.28%	-0.03%
5-year period ended 3-31-16	—	—	—	—	—	—	—
10-year period ended 3-31-16	—	—	—	—	—	—	—
Since Inception of Class through 3-31-16[4]	3.45%	6.89%	3.50%	7.95%	7.18%	7.95%	7.63%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)10-1-14 for Class A shares, 10-1-14 for Class C shares, 10-1-14 for Class E shares, 10-1-14 for Class I shares, 10-1-14 for Class R shares, 10-1-14 for Class R6 shares and 10-1-14 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Mid Cap Income Opportunities Fund (in thousands)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 2.8%		
Limited Brands, Inc.	38	$ 3,333
Home Furnishings – 2.8%		
Leggett & Platt, Inc.	69	3,320
Leisure Products – 2.8%		
Mattel, Inc.	101	3,397
Movies & Entertainment – 2.6%		
Cinemark Holdings, Inc.	88	3,170
Restaurants – 2.7%		
Cracker Barrel Old Country Store, Inc.	22	3,284
Total Consumer Discretionary – 13.7%		**16,504**
Consumer Staples		
Household Products – 2.7%		
Clorox Co. (The)	26	3,247
Packaged Foods & Meats – 5.7%		
Kellogg Co.	44	3,348
McCormick & Co., Inc.	35	3,444
		6,792
Total Consumer Staples – 8.4%		**10,039**
Energy		
Oil & Gas Drilling – 2.7%		
Helmerich & Payne, Inc.	54	3,193
Oil & Gas Storage & Transportation – 5.0%		
Plains All American Pipeline L.P.	135	2,831
Targa Resources Corp.	109	3,253
		6,084
Total Energy – 7.7%		**9,277**
Financials		
Asset Management & Custody Banks – 2.8%		
Artisan Partners Asset Management, Inc.	110	3,390
Insurance Brokers – 2.7%		
Arthur J. Gallagher & Co.	73	3,244
Regional Banks – 8.0%		
BankUnited, Inc.	92	3,184
Glacier Bancorp, Inc.	125	3,174
Umpqua Holdings Corp.	200	3,174
		9,532
Total Financials – 13.5%		**16,166**

COMMON STOCKS (Continued)	Shares	Value
Health Care		
Health Care Equipment – 2.8%		
Becton Dickinson & Co.	22	$ 3,304
Health Care Facilities – 2.8%		
HealthSouth Corp.	89	3,341
Health Care Supplies – 2.7%		
Cardinal Health, Inc.	40	3,286
Total Health Care – 8.3%		**9,931**
Industrials		
Air Freight & Logistics – 2.7%		
C.H. Robinson Worldwide, Inc.	44	3,288
Commercial Printing – 2.7%		
Corrections Corp. of America	103	3,288
Diversified Support Services – 2.8%		
KAR Auction Services, Inc.	88	3,352
Environmental & Facilities Services – 2.7%		
Republic Services, Inc., Class A	68	3,258
Office Services & Supplies – 5.6%		
Avery Dennison Corp.	45	3,266
HNI Corp.	87	3,406
		6,672
Total Industrials – 16.5%		**19,858**
Information Technology		
Communications Equipment – 2.6%		
Harris Corp.	40	3,114
Data Processing & Outsourced Services – 5.4%		
Broadridge Financial Solutions, Inc.	55	3,285
Paychex, Inc.	59	3,176
		6,461
Semiconductors – 8.1%		
Maxim Integrated Products, Inc.	90	3,293
Microchip Technology, Inc.	67	3,248
Xilinx, Inc.	68	3,245
		9,786
Total Information Technology – 16.1%		**19,361**
Materials		
Fertilizers & Agricultural Chemicals – 2.7%		
Scotts Miracle-Gro Co. (The)	45	3,254

COMMON STOCKS (Continued)	Shares	Value
Paper Packaging – 2.7%		
Sonoco Products Co.	67	$ 3,270
Specialty Chemicals – 2.8%		
RPM International, Inc.	71	3,348
Total Materials – 8.2%		**9,872**
Utilities		
Water Utilities – 2.8%		
American Water Works Co., Inc.	48	3,318
Total Utilities – 2.8%		**3,318**
TOTAL COMMON STOCKS – 95.2%		**$114,326**
(Cost: $104,974)		

SHORT-TERM SECURITIES	Principal	
Master Note – 3.8%		
Toyota Motor Credit Corp., 0.443%, 4-6-16 (A)	$4,557	4,557
TOTAL SHORT-TERM SECURITIES – 3.8%		**$ 4,557**
(Cost: $4,557)		
TOTAL INVESTMENT SECURITIES – 99.0%		**$118,883**
(Cost: $109,531)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		**1,199**
NET ASSETS – 100.0%		**$120,082**

Ivy Mid Cap Income Opportunities Fund *(in thousands)* MARCH 31, 2016

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$114,326	$ —	$ —
Short-Term Securities	—	4,557	—
Total	$114,326	$ 4,557	$ —

During the year ended March 31, 2016, there were no transfers between Level 1 and 2.

See Accompanying Notes to Financial Statements.



Mira Stevovich

Below, Mira Stevovich, CFA, portfolio manager of the Ivy Money Market Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2016. She has managed the Fund for 15 years and has 29 years of industry experience.

The Fund's fiscal year ended on March 31, 2016 with short-term rates higher due to the 0.25 percent rate increase by the Federal Reserve Board (Fed) on December 16, 2015. The Fed continued to maintain an accommodative policy that provided liquidity to the economy during most of the Fund's fiscal year. However, the move by the Fed in December began the process of draining liquidity from the economy, albeit gradually. During the fiscal year, the money markets continued to be affected by low rates, as well as regulatory changes in the banking sector. The economy showed signs of improvement, and although there was some anticipation that the Fed would increase short-term rates by 0.25 percent by its September 2015 board meeting, the low rate of inflation and economic turmoil in other parts of the world allowed for the continuation of an ultra-low federal funds target rate until the December rate increase.

Lower rates, higher-quality bias

The Fund's fiscal year started with the federal funds rate ranging from 0 percent to 0.25 percent, and changed on December 16, 2015 to a rate ranging from 0.25 percent to 0.50 percent. The Fed had been testing a "Reverse Repo Program" to determine if reverse repurchase agreements could be integral to managing the federal funds' rate once the Fed began increasing short-term rates. This program helped the short-term market manage liquidity and provided the Fed with useful data. The Reverse Repo Program had been capped at $300 billion, but with the rate increase, the cap on this program was lifted to allow for better management of short-term rates in the 0.25 percent to 0.50 percent target range. Although there is anticipation that the Fed will increase the federal funds' rate during 2016, it is anticipated that the process would remain gradual. As a result, we continue to manage the Fund based on the interest rate environment, closely monitoring any potential rate changes and adjusting investments accordingly.

The drastically low rates of interest during the fiscal year restrained the performance of the Fund and rates on money market investments, in general. The Securities and Exchange Commission's (SEC) regulation requiring that at least 30% of the Fund's holdings mature in five business days or less also affected the Fund's return because very short maturities tend to carry the lowest interest rates.

Also acting to depress rates on the shortest maturities are new banking regulations that make short-term borrowing by banks more difficult. These new regulations have reduced the supply of securities in the short maturity range, adding downward pressure on rates. Within the confines of the Fund's liquidity and maturity requirements, we sought to maintain yield by purchasing longer-dated securities when credit spreads were wide. We also invested in floating rate notes based on the one- or three-month London Interbank Offered Rate (LIBOR). These notes carry an attractive rate of investment, while allowing us to maintain a modest weighted average maturity of the Fund. The 3-month LIBOR rate began the fiscal year at 0.27075 percent and has moved gradually upwards until the December rate move, ending the fiscal year higher at 0.62860 percent. The one-month LIBOR rate began the fiscal year at 0.1755 percent and ended the fiscal year considerably higher at 0.43725 percent. Investments based on these indexes provide quick upward rate resets as rates increase.

Credit quality remained an important factor in the management and performance of the Fund. We are cautious in our review of the companies and securities in which we invest. We select investments that we believe to be of the highest credit quality, based on our credit risk constraints, although this higher-quality bias can negatively affect yield.

Staying the course

This past fiscal year, we have emphasized investments of the highest credit quality from many industries and sectors, and we intend to continue to do so going forward. We remain very selective of our investments. Corporate debt was used as an alternative investment when possible. We continue to use floating-rate securities in anticipation of future rate increases. We will also consider investing in U.S. Treasury and government agency securities, as necessary.

We are managing the Fund to comply with recent amendments to SEC regulations of money market funds. The SEC adopted such amendments in an effort to provide money market fund investors with greater protection and more timely information about the fund in which they invest. To this end, we are maintaining daily and weekly liquidity levels according to the regulations to provide for the liquidity needs of our shareholders. We continue to manage the Fund in a prudent manner and in accordance with SEC regulations.

You could lose money by investing in the Fund. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund's sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Ivy Money Market Fund

Asset Allocation

Corporate Obligations	**68.7%**
Commercial Paper	38.1%
Notes	18.7%
Certificate Of Deposit	10.2%
Master Note	1.7%
United States Government and Government Agency Obligations	**17.2%**
Municipal Obligations	**14.2%**
Cash and Other Assets (Net of Liabilities)	**-0.1%**

Lipper Rankings

Category: Lipper Money Market Funds	Rank	Percentile
1 Year	41/160	26
3 Year	34/159	22
5 Year	29/153	19
10 Year	48/127	38

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Ivy Money Market Fund *(in thousands)* MARCH 31, 2016

CORPORATE OBLIGATIONS	Principal	Value
Certificate Of Deposit		
Banco del Estado de Chile:		
0.788%, 4-14-16 (A)	$2,100	$ 2,100
0.778%, 4-22-16 (A)	1,000	1,000
0.780%, 4-22-16 (A)	3,500	3,500
Bank of America N.A., 0.670%, 7-6-16	1,700	1,700
Bank of Montreal:		
0.781%, 4-7-16 (A)	2,500	2,500
0.781%, 4-17-16 (A)	3,000	3,000
BMO Harris Bank N.A., 0.770%, 4-7-16 (A)	2,500	2,500
Toyota Motor Credit Corp., 0.740%, 4-18-16 (A)	3,500	3,500
U.S. Bank National Association, 0.540%, 4-21-16	3,000	3,000
Total Certificate Of Deposit – 10.2%		**22,800**
Commercial Paper (B)		
Air Products and Chemicals, Inc., 0.480%, 5-2-16	4,200	4,198
American Honda Finance Corp. (GTD by Honda Motor Co.), 0.460%, 5-18-16	1,000	999
BMW U.S. Capital LLC (GTD by BMW AG), 0.410%, 4-25-16	1,700	1,700
Coca-Cola Co. (The):		
0.840%, 11-14-16	1,400	1,393
1.000%, 1-5-17	1,400	1,389
Corporacion Andina de Fomento:		
0.360%, 4-15-16	2,550	2,550
0.370%, 4-18-16	2,400	2,399
0.500%, 6-1-16	4,000	3,997
Essilor International S.A.:		
0.500%, 4-1-16	1,565	1,565
0.430%, 4-4-16	2,000	2,000
0.470%, 4-7-16	5,000	5,000
0.450%, 4-14-16	1,000	1,000
0.490%, 4-25-16	2,000	1,999
J.M. Smucker Co. (The), 0.650%, 4-1-16	1,100	1,100
John Deere Financial Ltd. (GTD by John Deere Capital Corp.), 0.410%, 4-28-16	1,000	1,000
Kroger Co. (The), 0.550%, 4-1-16	1,082	1,082
Malayan Banking Berhad (GTD by Wells Fargo Bank N.A.):		
0.640%, 4-20-16	1,200	1,200
0.440%, 5-5-16	465	465
0.700%, 5-9-16	4,000	3,997
0.690%, 5-19-16	1,750	1,748
0.500%, 6-1-16	435	434
0.490%, 6-16-16	2,100	2,097

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Commercial Paper (B) (Continued)		
Mondelez International, Inc., 0.570%, 4-1-16	$ 1,100	$ 1,100
Northern Illinois Gas Co.:		
0.570%, 4-5-16	3,400	3,400
0.570%, 4-12-16	4,100	4,099
0.570%, 4-13-16	3,500	3,499
Pfizer, Inc., 0.490%, 5-11-16	2,700	2,698
River Fuel Co. #2, Inc. (GTD by Bank of Nova Scotia), 0.550%, 4-29-16	5,900	5,897
River Fuel Funding Co. #3, Inc. (GTD by Bank of Nova Scotia), 0.620%, 6-1-16	5,700	5,694
Roche Holdings, Inc., 0.430%, 4-18-16	8,000	7,998
Wisconsin Electric Power Co.:		
0.400%, 4-4-16	2,100	2,100
0.650%, 4-6-16	2,200	2,200
Wisconsin Gas LLC, 0.400%, 4-8-16	3,000	3,000
Total Commercial Paper – 38.1%		**84,997**
Master Note		
Toyota Motor Credit Corp., 0.443%, 4-6-16 (A)	3,894	3,894
Total Master Note – 1.7%		**3,894**
Notes		
American Honda Finance Corp., 1.010%, 5-26-16 (A)	2,650	2,652
Banco del Estado de Chile, 0.780%, 4-26-16 (A)	4,500	4,500
Bank of Nova Scotia (The):		
1.140%, 4-17-16 (A)	1,500	1,502
0.780%, 4-19-16 (A)	3,500	3,500
BMO Harris Bank N.A., 0.890%, 4-18-16 (A)	3,000	3,000
GE Capital International Funding Co., 0.964%, 4-15-16	10,078	10,079
General Electric Co. (GTD by General Electric Co.), 0.790%, 5-13-16 (A)	500	500
JPMorgan Chase Bank N.A.:		
0.780%, 4-22-16 (A)	1,250	1,250
0.840%, 6-7-16 (A)	3,550	3,550
Rabobank Nederland, 0.680%, 6-1-16 (A)	1,000	1,000
Royal Bank of Canada:		
0.740%, 6-12-16 (A)	1,000	999
2.300%, 7-20-16	850	854
Toyota Motor Credit Corp., 0.630%, 4-14-16 (A)	1,500	1,500

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Notes (Continued)		
Wells Fargo Bank N.A.:		
0.680%, 4-20-16 (A)	$2,000	$ 2,000
0.710%, 4-20-16 (A)	1,600	1,600
0.760%, 6-10-16 (A)	1,500	1,500
0.750%, 6-15-16 (A)	1,800	1,800
Total Notes – 18.7%		**41,786**
TOTAL CORPORATE OBLIGATIONS – 68.7%		**$153,477**
(Cost: $153,477)		

MUNICIPAL OBLIGATIONS	Principal	Value
California – 2.1%		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by FNMA), 0.410%, 4-7-16 (A)	700	700
San Francisco City and Cnty, Pub Util Comnty Water Rev, Series A1T (Taxable), (GTD by Royal Bank of Canada), 0.440%, 5-3-16	3,900	3,900
		4,600
Colorado – 1.5%		
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank N.A.), 0.460%, 4-7-16 (A)	320	320
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank N.A.), 0.410%, 4-7-16 (A)	2,700	2,700
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.), 0.600%, 4-7-16 (A)	250	250
		3,270
Georgia – 1.4%		
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser B (Taxable), (GTD by TD Bank N.A.), 0.450%, 4-6-16	3,150	3,150

Ivy Money Market Fund *(in thousands)* MARCH 31, 2016

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Kansas – 0.9%		
Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004 (GTD by U.S. Bank N.A.), 0.400%, 4-1-16 (A)	$2,040	$2,040
Louisiana – 1.7%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.390%, 4-1-16 (A)	2,911	2,911
Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp. Proj), Ser 1996 (GTD by Exxon Mobil Corp.), 0.370%, 4-1-16 (A)	1,000	1,000
		3,911
Maryland – 0.8%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (GTD by Toronto Dominion Bank), 0.400%, 4-7-16 (A)	1,900	1,900
Michigan – 1.1%		
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds (Air Prods and Chemicals, Inc. Proj), Ser 2007 (GTD by Air Prods and Chemicals, Inc.), 0.390%, 4-1-16 (A)	2,500	2,500
Missouri – 0.4%		
Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.), 0.400%, 4-7-16 (A)	950	950
New Jersey – 0.5%		
Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank N.A.), 0.430%, 4-7-16 (A)	1,045	1,045
New York – 1.0%		
NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by Federal Home Loan Mortgage Corp.), 0.410%, 4-7-16 (A)	500	500

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
New York (Continued)		
NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2015B (GTD by Wells Fargo Bank N.A.), 0.450%, 4-7-16 (A)	$1,000	$ 1,000
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America N.A.), 0.390%, 4-7-16 (A)	644	644
		2,144
Ohio – 0.1%		
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006 (GTD by U.S. Bank N.A.), 0.410%, 4-7-16 (A)	300	300
Tennessee – 0.3%		
Johnson City, TN Hlth and Edu Fac, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2013A (GTD by U.S. Bank N.A.), 0.410%, 4-7-16 (A)	760	760
Texas – 1.8%		
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.390%, 4-1-16 (A)	1,000	1,000
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Prdts Proj), Ser 2005 (GTD by Air Products and Chemicals, Inc.), 0.390%, 4-1-16 (A)	2,925	2,925
		3,925
Wyoming – 0.6%		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron USA, Inc. Proj), Ser 1992 (GTD by Chevron Corp.), 0.370%, 4-1-16 (A)	1,283	1,283
TOTAL MUNICIPAL OBLIGATIONS – 14.2%		**$31,778**
(Cost: $31,778)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
United States Government Agency Obligations – 16.5%		
Federal Home Loan Bank:		
0.720%, 2-17-17	$ 2,500	$ 2,500
0.790%, 3-30-17	1,000	1,000
		3,500
Overseas Private Investment Corp. (GTD by U.S. Government):		
0.360%, 4-6-16 (A)	3,951	3,951
0.400%, 4-6-16 (A)	8,027	8,028
0.360%, 4-7-16 (A)	667	667
0.400%, 4-7-16 (A)	18,822	18,822
0.400%, 4-29-16 (A)	2,000	2,000
		33,468
United States Government Obligations – 0.7%		
U.S. Treasury Notes, 0.470%, 4-2-16 (A)	1,500	1,496
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 17.2%		**$ 38,464**
(Cost: $38,464)		
TOTAL INVESTMENT SECURITIES – 100.1%		**$223,719**
(Cost: $223,719)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		**(137)**
NET ASSETS – 100.0%		**$223,582**

Ivy Money Market Fund *(in thousands)* MARCH 31, 2016

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

(B)Rate shown is the yield to maturity at March 31, 2016.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$ —	$153,477	$ —
Municipal Obligations	—	31,778	—
United States Government and Government Agency Obligations	—	38,464	—
Total	$ —	$223,719	$ —

During the year ended March 31, 2016, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Ivy Municipal Bond Fund

(UNAUDITED)



Bryan J. Bailey

Below, Bryan J. Bailey, CFA, portfolio manager of the Ivy Municipal Bond Fund (the "Fund"), discusses positioning, performance and results for the fiscal year ending March 31, 2016. He has managed the Fund since 2008 and previously was the manager of the Fund from 2000 through 2007. He has 27 years of industry experience.

Fiscal Year Performance

For the 12 months ended March 31, 2016	
Ivy Municipal Bond Fund (Class A shares at net asset value)	2.87%
Ivy Municipal Bond Fund (Class A shares with sales charge)	–1.53%
Benchmark(s) and/or Lipper Category	
S&P Municipal Bond Index (generally reflects the performance of the U.S. municipal bond market)	3.84%
Lipper General & Insured Municipal Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	3.49%

Please note that Fund returns include applicable investment fees and expenses, while index returns do not include any such fees. The performance discussion below is at net asset value.

1. How did the fund/portfolio perform relative to its benchmark?

The Fund underperformed its benchmark index and Lipper peer group for the fiscal year ("FY") ending March 31, 2016. Underperformance can be explained by a defensive-to-neutral duration (interest rate sensitivity) and an overall defensive portfolio structure.

2. What market conditions or events affected the Fund's return?

The beginning of the FY brought about an abrupt shift in investor sentiment. Investor flows, which had been very strong in Q1 2015, quickly turned negative as market expectations that the Federal Reserve Board (Fed) would finally begin moving the Fed funds rate off of 0% ("liftoff") began to gain traction. Comments at the March 2015 Federal Open Market Committee (FOMC) meeting that additional Fed action would be "data dependent" elevated volatility in the market, and daily market moves saw wide swings up and down, depending on the strength/weakness of the most recently reported economic data point. This high level of uncertainty around the timing of the initial Fed funds rate liftoff, coupled with the seemingly non-stop media discourse on the topic, appeared to add an element of confusion on the part of municipal investors. As a result, demand for the product was muted in Q2 and Q3 of 2015.

Q3 2015 brought an elevated level of concern regarding the slowing Chinese, Japanese, and European economies, as well as continued downward pressure on commodity prices. While the U.S. economy appeared to be growing modestly, global equity markets sold off aggressively. U.S. equity market sentiment turned negative on the belief that problems outside of the U.S. would eventually constrain U.S. growth and that continued U.S. dollar strength would increase the odds of a deflationary spiral. Against this backdrop, market expectations for the initial Fed rate liftoff were pushed back. The result was an aggressive flight-to-quality that drove Treasury and municipal bond yields lower. This in turn stimulated a renewed interest in the municipal bond space as investor flows once again turned positive heading into Q4 2015. Constrained supply and high demand for municipal bonds in Q4 2015 set the stage for impressive municipal bond market performance, once again stimulating increased investor flows into the sector. While the Fed finally lifted the funds rate to 0.25% in December 2015, the market seemingly continues to question the strength of the U.S. economic recovery, and therefore the trajectory and schedule of potential additional monetary policy actions.

In Q1 2016, constrained supply and high demand within the municipal bond market continued. In our view, absolute yields continue to be attractive relative to most global investment-grade fixed income alternatives, including foreign investors, and flows into the asset class continues to be robust. Returns for the asset class continue to be positive as we enter Q2 2016.

3. What strategies and techniques did you employ that affected fund performance?

The Fund both began and ended the fiscal year positioned defensively in anticipation of the increasing interest rate cycle and the potential end of the 30-year bull market in bonds. Fund sensitivity to interest rates was held at a neutral-to-slightly-lower sensitivity level relative to the Fund's benchmark index throughout the FY. This was achieved by holding an elevated cash position as well as approximately 5.5% exposure to municipal floating rate notes and municipal auction rate notes. The shorter duration strategy hindered performance over the fiscal year, and the elevated cash position reduced the income contribution to total return modestly. Portfolio turnover remained very low, as we felt that the Fund was structured appropriately entering the FY.

4. What sectors (if applicable) did you emphasize during the fiscal year?

Overall performance was negatively impacted by the portfolio's defensive structure, as well as its elevated cash position. The elevated cash position was intended to provide a cushion against potential redemptions as we entered the most recently completed FY, as well as a tactical position to redeploy into anticipated higher-yielding investments as the year progressed. Neither of these events materialized and, while the market traded in a narrow range over the course of the year, the resulting income sacrifice from the cash allocation constrained overall performance. The Fund has a long-term track record of providing above-average total returns to shareholders with what we consider to be one of the lowest volatility measures in the industry. We will not compromise our investment principles. Therefore, we are not willing to take excessive credit and duration risks or utilize leverage in an effort to produce out-sized returns that historically have been unsustainable. We believe doing so subjects investors to increased risks of the likely downside and a higher level of NAV volatility. We will not compromise our management discipline. Preservation of capital is an important consideration in our efforts.

5. What is your outlook for the year ahead?

We enter the new fiscal year facing many of the same challenges that we faced entering FY 2015: interest rate risk, geopolitical risk, global slowdown/ deflation risk and currency risk, as well as having to deal with speculation and uncertainty regarding the Fed's timetable and trajectory for U.S. monetary policy moving forward. There is also the issue of municipal headline risk — when you must deal with negative press coverage that could affect either the entire bond market, or even just a specific sector or state.

We believe these are very trying and volatile times for investors. While we anticipate U.S. gross domestic product numbers to grow at a respectable level over the next year, there is much that could go wrong and curtail what appears to be a moderate U.S. economic recovery. While the Fed has begun to tighten monetary policy, recent rhetoric and comments from Fed Chairwoman Yellen, as well as other FOMC Governors, apparently has introduced more uncertainty and confusion than clarity into the market. Geopolitical and terrorism (i.e., ISIS) tensions continue to be elevated in the Middle East and across Europe. The Chinese and Japanese economies have been slowing, and most European economies are either in or near recession. However, despite all of these negative factors, we remain cautiously optimistic that the U.S. economy will continue to grow modestly and that situations outside of U.S. borders will not be powerful enough to derail the recovery. Recent dollar weakness, viewed by many as a counterintuitive response to the Fed funds rate increase, has provided a welcomed respite for U.S. exporters and has stabilized commodity prices. There is also scant evidence that expectations for inflation may be picking up, as the U.S. labor market continues to tighten. Another uncertain factor that could impact markets in 2016 is the upcoming contentious U.S. Presidential election.

We could be entering a challenging period for fixed income investors, and total return expectations should probably be tempered to some degree. We believe it is unlikely that outsized total returns will continue into the future, especially given that interest rates are still extremely low by all historical measures. In this low-yield environment, the Fund's yield cushion does not provide much protection from capital losses when measuring total return. However, if and when rates begin to rise, more attractive reinvestment opportunities may become available, which could potentially boost portfolio income. We believe that the Fund's cash position will be able to provide reinvestment opportunities at higher prevailing future rates.

We believe that market volatility will remain elevated as a result of the risk-on/risk-off trades playing out in the Treasury market. When investors are nervous, they tend to shift their investments to the treasury market, which offers a lower general risk level (risk-off). Conversely, as they feel confident about the economy, they will shift away from treasuries into investments that may offer a greater return and more risk (risk-on). We continue to be very cognizant that the pendulum may at some point swing back to renewed interest outside of the municipal bond asset class, which would potentially result in less interest (and increased liquidations) in the investment-grade municipal bond space. While we believe that the 30+ year bull market in bonds is nearing the end, or has already ended, we do not believe that a bear market is necessarily imminent in the short run. Bond yields could stay in a low, narrow range for the remainder of 2016, into 2017, or even longer. Very low, even negative, interest rates across the globe could continue to boost demand for higher-yielding U.S. Treasury and municipal bonds, despite an improvement in the U.S. economy and increased domestic inflation expectations. Municipal bond new issue volume trends will need to be monitored closely. We will remain proactive and vigilant in assessing risk to the portfolio from a change in inflation expectations, as monetary policy continues to be extraordinarily accommodative. Inflation does not appear to be on the immediate horizon, and recent dialogue from the Fed suggests that they view deflation as a bigger risk.

We anticipate an elevated level of headline risk in our market. However, despite all of the naysayers, in our opinion, the municipal bond market is, and will remain, a very strong market from a credit perspective. Since the 2008 financial crisis, there has been an average of 4.5 municipal defaults per year, up from an average of 1.3 defaults annually from 1970 to 2007, according to Moody's. There were four defaults among Moody's rated municipal issuers in 2015. Municipal bond defaults continue to be heavily concentrated in the high-yield category.

Given these crosscurrents, the high level of uncertainty on all fronts, and our aforementioned viewpoint on the eventual direction of interest rates, we expect to keep the interest rate sensitivity of the Fund lower than, or neutral to, the benchmark index. The Fund will continue to hold an overweight cash position to give us the flexibility to take advantage of what we hope to be more attractive investment opportunities in the future. The Fund will continue to hold a reduced level of overweight positions in low A — BBB investment grade credits in an attempt to capture additional refinancing opportunities and credit upgrades. However, we do not anticipate actively adding lower quality exposure, and at this time we anticipate future investments to be higher quality in nature. The municipal yield curve continued to flatten over the last FY, and is currently much flatter than the 10-year average slope. Going forward, we expect to keep the average credit quality of the Fund in the A-AA range, while actively seeking relative value opportunities between sectors, states, and security structures. Positioning and asset distribution across the yield curve will continue to be a vital part of our investment strategy, as well as monitoring cross market technical factors. We will occasionally attempt to exploit trading opportunities in the high yield space without compromising our style discipline. We believe that the Fund is well positioned relative to its peers entering Q2 2016. The objective of the Fund remains the same: to seek to provide the level of current income consistent with preservation of capital and that is not subject to Federal income tax. To achieve that objective, we plan to continue investing in short, intermediate and longer-term investment grade (primarily) municipal bonds with an emphasis on overall quality and capital preservation with minimal yield sacrifice.

6. Were any derivatives used and, if so, what impact did they have?

No derivatives were used in the fiscal year.

The Fund's performance noted above is at net asset value (NAV) and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Municipal Bond Fund.

The Fund may include a significant portion of its investments that will pay interest that is taxable under the Alternative Minimum Tax (AMT). Exempt-interest dividends the Fund pays may be subject to state and local income taxes. The portion of the dividends the Fund pays that is attributable to interest earned on U.S. government securities generally is not subject to those taxes, although distributions by the Fund to its shareholders of net realized gains on the sale of those securities are fully subject to those taxes. The municipal securities market generally, or certain municipal securities in particular, may be significantly affected by adverse political, legislative or regulatory changes or litigation at the Federal or state level. These and other risks are more fully described in the fund's prospectus. Not all funds or fund classes may be offered at all broker/ dealers.

Ivy Municipal Bond Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	**3.0%**
Financials	3.0%
Bonds	**78.2%**
Municipal Bonds	78.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**18.8%**

Lipper Rankings

Category: Lipper General Municipal Debt Funds	Rank	Percentile
1 Year	193/263	74
3 Year	192/228	84
5 Year	166/210	79
10 Year	71/153	47

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**72.5%**
AAA	2.3%
AA	33.4%
A	27.4%
BBB	9.4%
Non-Investment Grade	**5.7%**
BB	1.0%
CCC	0.3%
Non-rated	4.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ and Equities	**21.8%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Municipal Bond Fund

(UNAUDITED)



Ivy Municipal Bond Fund, Class A Shares(1) $14,650
S&P Municipal Bond Index $15,958
$30,000
$20,000
$10,000
$0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class I	Class Y(5)
1-year period ended 3-31-16	-1.53%	-1.89%	2.12%	3.09%	2.87%
5-year period ended 3-31-16	4.09%	4.06%	4.22%	5.23%	5.01%
10-year period ended 3-31-16	3.89%	3.70%	3.55%	—	4.27%
Since Inception of Class through 3-31-16(6)	—	—	—	4.78%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)The return shown for Class Y is hypothetical because there were no shares or assets for the period from September 24, 2008 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

(6)11-4-09 for Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Municipal Bond Fund (in thousands) MARCH 31, 2016

COMMON STOCKS	Shares	Value
Financials		
Registered Investment Companies – 3.0%		
iShares National AMT-Free Muni Bond ETF	60	$6,710
Total Financials – 3.0%		6,710
TOTAL COMMON STOCKS – 3.0%		$6,710

(Cost: $6,678)

MUNICIPAL BONDS	Principal	Value
Alabama – 1.0%		
The Pub Edu Bldg Auth of Tuscaloosa, Student Hsng Rev Bonds (Univ of AL Ridgecrest Residential Proj), Ser 2008, 6.750%, 7-1-33	$ 500	555
The Spl Care Fac Fin Auth of Birmingham – Children's Hosp, Hlth Care Fac Rev Bonds, Ser 2009, 6.000%, 6-1-39	750	865
Water Works Board of Birmingham, AL, Water Rev Bonds, Ser 2009-A, 5.125%, 1-1-34	750	828
		2,248
Arizona – 1.0%		
AZ Cert of Part, Ser 2010A (Insured by AGM), 5.250%, 10-1-26	1,000	1,119
Rio Nuevo Multipurp Fac Dist (Tucson, AZ), Sub Lien Excise Tax Rev Bonds, Ser 2008, 6.625%, 7-15-25	500	566
Univ Med Ctr Corp. (Tucson, AZ), Hosp Rev Bonds, Ser 2009, 6.500%, 7-1-39	500	588
		2,273
Arkansas – 0.4%		
Board of Trustees of the Univ of AR, Var Fac Rev Bonds (Fayetteville Campus), Rfdg and Impvt Ser 2016A, 5.000%, 11-1-37 (A)	745	894

MUNICIPAL BONDS (Continued)	Principal	Value
California – 10.6%		
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 D-1 Index Rate Bonds, 1.210%, 4-1-45 (B)	$1,000	$1,001
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 G-1, 1.500%, 4-1-45 (B)	1,500	1,488
CA Cmnty Trans Rev (Installment Sale), Cert of Part (T.R.I.P. — Total Road Impvt Prog), Ser 2012B, 5.250%, 6-1-42	345	387
CA Muni Fin Auth, Cmnty Hosp of Cent CA Oblig Group Cert of Part, 5.500%, 2-1-39	460	510
CA Pollutn Ctl Fin Auth, Solid Waste Disp Rev Bonds (Republic Svc, Inc. Proj), Ser 2002B, 5.250%, 6-1-23	415	442
CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A, 5.000%, 10-1-22	375	416
CA Statewide Cmnty Dev Auth, Insd Rev Bonds (Henry Mayo Newhall Mem Hosp), Ser 2007A, 5.000%, 10-1-37	500	533
CA Statewide Cmnty Dev Auth, Student Hsng Rev Bonds (Univ of CA, Irvine East Campus Apt, Phase I Rfdg-CHF-Irvine LLC), Ser 2011, 5.000%, 5-15-21	1,365	1,598
CA Various Purp GO Bonds:		
5.250%, 9-1-26	1,500	1,812
5.250%, 10-1-29	500	573
6.500%, 4-1-33	1,000	1,167
6.000%, 11-1-39	500	588
CA Various Purp GO Rfdg Bonds, 5.000%, 2-1-33	2,000	2,363
City of Los Angeles, Wastewater Sys Rev Bonds, Rfdg Ser 2015-D, 5.000%, 6-1-34	1,190	1,450
Cnty of Sacramento, Arpt Sys Sub and PFC/Grant Rev Bonds, Ser 2009, 5.125%, 7-1-25	500	545

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2013A, 5.000%, 6-1-30	$1,000	$1,181
La Quinta Redev Proj Areas No. 1 and 2, Tax Alloc Rfdg Bonds, Ser 2014A, 5.000%, 9-1-34	750	878
Los Angeles Unif Sch Dist (Cnty of Los Angeles, CA), GO Bonds, Election of 2005, Ser 2009F, 5.000%, 1-1-34	500	561
Modesto, CA, Irrigation Dist Fin Auth, Elec Sys Rev Bonds, Ser 2015A, 5.000%, 10-1-36	670	787
Mountain View Shoreline Reg Park Comnty (Santa Clara Cnty, CA), Rev Bonds, Ser 2011A, 5.000%, 8-1-21	250	295
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part, 6.750%, 11-1-39	250	280
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 5.250%, 10-1-20	570	651
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, Ser 2010E, 6.000%, 10-1-25	445	522
San Jose, CA, Arpt Rev Bonds, Ser 2011A-1, 5.250%, 3-1-21	500	587
Santa Ana Unif Sch Dist (Orange County, CA), Election of 2008 Gen Oblig Bond, Series B, 0.000%, 8-1-37 (C)	1,455	662
Southn CA Pub Power Auth, Transmission Proj Rev Bonds (Southn Transmission Proj), Ser 2008B, 6.000%, 7-1-27	500	559
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2011A:		
5.250%, 10-1-24	500	607
5.000%, 12-1-24	500	602

Ivy Municipal Bond Fund (in thousands)   MARCH 31, 2016

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Trustees of the CA State Univ, Systemwide Rev Bonds, Ser 2015A, 5.000%, 11-1-38	$ 500	$ 597
Upland Unif Sch Dist (San Bernardino Cnty, CA), Election of 2008 GO Bonds, Ser A, 0.000%, 8-1-31 (C)	150	90
Vernon Elec Sys Rev Bonds, Ser 2012A, 5.500%, 8-1-41	315	360
		24,092
Colorado – 1.7%		
Adams 12 Five Star Sch, Adams and Broomfield Cnty, CO Cert of Part, Ser 2008, 5.000%, 12-1-25	500	551
City and Cnty of Broomfield, CO, Rfdg Cert of Part, Ser 2010, 5.000%, 12-1-23	500	575
Joint Sch Dist No. 28J, Adams and Arapahoe Cnty, CO, GO Bonds, Ser 2008, 6.000%, 12-1-28	500	568
Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.125%, 12-1-30	500	543
Platte Vly Fire Protection Dist, Weld Cnty, CO, Cert of Part, Ser 2012, 5.000%, 12-1-36	300	318
Rgnl Trans Dist of CO, Cert of Part, Ser 2015A, 5.000%, 6-1-35	435	510
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1-15-30	750	888
		3,953
Connecticut – 0.6%		
Cap City Econ Dev Auth, Prkg and Enrg Fee Rev Bonds, Ser 2008D, 5.000%, 6-15-22	370	402
CT GO Bonds, Ser 2012D, 1.320%, 9-15-19 (B)	1,000	999
		1,401

MUNICIPAL BONDS (Continued)	Principal	Value
District Of Columbia – 1.2%		
DC GO Rfdg Bonds, Ser 2008F (Insured by BHAC), 5.000%, 6-1-19	$1,000	$1,094
DC Hosp Rev Bonds (Sibley Mem Hosp Issue), Ser 2009, 6.375%, 10-1-39	750	890
Metro WA DC Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2009C, 0.000%, 10-1-41 (C)	500	640
		2,624
Florida – 5.7%		
Brevard Cnty Hlth Fac Auth, Hlth Rev Bonds (Hlth First, Inc. Proj), Ser 2009B, 7.000%, 4-1-39	500	589
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009, 6.750%, 11-1-39	500	546
Citizens Ppty Ins Corp., Sr Secured Rev Bonds, Ser 2010A-1, 5.250%, 6-1-17	400	421
Hillsborough Cnty Aviation Auth, FL Intl Arpt, Sub Rev Bonds, Ser 2015B, 5.000%, 10-1-35	300	344
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008A, 5.625%, 8-15-29	555	618
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008B, 8.000%, 8-15-32	600	746
Miami-Dade Cnty, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2009A, 5.500%, 10-1-36	500	569
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10-1-23	500	581
Miami-Dade Cnty, FL, GO Bonds (Bldg Better Cmnty Prog), Ser 2008B, 6.250%, 7-1-26	500	560

MUNICIPAL BONDS (Continued)	Principal	Value
Florida (Continued)		
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008B (Insured by AGM), 5.250%, 10-1-22	$ 500	$ 616
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008C (Insured by BHAC), 5.000%, 10-1-17	500	531
Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10-1-34	500	656
Osceola Cnty, FL, Sales Tax Rev Rfdg Bonds, Ser 2016A, 5.000%, 10-1-37 (A)	2,005	2,342
Palm Beach Co, Hlth Fac Auth Rev Bonds (Lifespace Cmnty, Inc.), Ser 2015C, 5.000%, 5-15-30	1,000	1,156
Pinellas Cnty Edu Fac Auth, Rev Rfdg Prog Bonds (Barry Univ Proj), Ser 2012, 5.250%, 10-1-30	750	850
Port St. Lucie, FL, Spl Assmt Rfdg Bonds (City Ctr Spl Assmt Dist), Ser 2008A, 5.750%, 7-1-20	500	546
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 5.875%, 8-1-40	500	558
Volusia Cnty Edu Fac Auth, Edu Fac Rev Rfdg Bonds (Embry-Riddle Aeronautical Univ, Inc. Proj), Ser 2011, 5.250%, 10-15-22	500	586
		12,815
Georgia – 0.9%		
Dev Auth of Burke Cnty (GA), Pollutn Ctl Rev Bonds (Oglethorpe Power Corp. Vogtle Proj), Ser 2003A, 0.767%, 1-1-24 (B)	1,500	1,455
Muni Elec Auth of GA, Proj One Sub Bonds, Ser 2008D, 5.750%, 1-1-20	500	555
		2,010

Ivy Municipal Bond Fund (in thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
Hawaii – 1.3%		
HI Arpt Sys Rev Bond, Rfdg Ser 2011, 5.000%, 7-1-21	$1,000	$ 1,169
HI Dept of Budget and Fin, Spl Purp Rev Bonds (The Queen's Hlth Sys), Ser 2015A, 5.000%, 7-1-35	1,500	1,778
		2,947
Illinois – 5.5%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A, 5.000%, 5-1-26	165	167
Build IL Sales Tax Rev Bonds, Ser 2011, 5.000%, 6-15-27	500	570
Chicago O'Hare Intl Arpt, Gen Arpt Sr Lien Rev Rfdg Bonds, Ser 2015B, 5.000%, 1-1-34	1,000	1,170
City of Chicago, Second Lien Water Rev Bonds, Ser 2014, 5.000%, 11-1-39	1,500	1,630
IL Fin Auth, DePaul Univ Rev Bonds, Ser 2016, 5.000%, 10-1-41 (A)	2,410	2,766
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009, 6.500%, 4-1-39	500	551
IL Fin Auth, Rev Bonds, The Univ of Chicago, Ser 2008B, 5.500%, 7-1-19	500	552
IL Fin Auth, Student Hsng Rev Bonds (CHF-DeKalb LLC – Northn IL Univ Proj), Ser 2011, 5.750%, 10-1-21	395	439
IL GO Bonds, Ser 2012A, 4.000%, 1-1-23	1,000	1,051
IL Muni Elec Agy, Power Supply Sys Rev Rfdg Bonds, Ser 2015A, 5.000%, 2-1-32	695	819
IL Sales Tax Rev Bonds (Jr Oblig), Ser 2013, 5.000%, 6-15-26	300	356
IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, 2013 Ser A, 5.000%, 1-1-35	1,100	1,255
IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, Ser B, 5.000%, 1-1-37	500	584
State of IL GO Bonds, 5.500%, 7-1-26	500	567
		12,477
Indiana – 1.0%		
Hammond, IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1-15-17	$ 125	$ 126
IN Fin Auth, Fac Rev Rfdg Bonds (Miami Correctional Fac — Phase II), Ser 2008C, 5.000%, 7-1-17	500	527
IN Muni Power Agy, Power Supply Sys Rfdg Rev Bonds, Ser 2016C, 5.000%, 1-1-39	1,000	1,173
Mt. Vernon Sch Bldg Corp. of Hancock Cnty, IN, First Mtg Bonds, Ser 2007 (Insured by AGM), 5.250%, 1-15-32	500	533
		2,359
Iowa – 0.8%		
Altoona, IA, Annual Appropriation Urban Renewal Tax Incr Rev Bonds, Ser 2008, 6.000%, 6-1-34	1,000	1,077
IA Higher Edu Loan Auth, Private College Fac Rev Bonds (Upper IA Univ Proj), Ser 2012, 5.000%, 9-1-33	750	760
		1,837
Kansas – 0.8%		
Arkansas City, KS, Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9-1-38	500	525
Shawnee Cnty, KS, Cert of Part (First Responders Comm Proj), Ser 2012, 5.000%, 9-1-24	1,050	1,200
		1,725
Kentucky – 1.2%		
Cmnwlth of KY, State Ppty and Bldg Comsn, Rev and Rev Rfdg Bonds, Proj No. 90, 5.750%, 11-1-19	500	560
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
5.500%, 6-1-21	500	579
6.500%, 3-1-45	675	778
Louisville Rgnl Arpt Auth, Arpt Sys Rev Bonds, Ser 2008A, 5.250%, 7-1-28	500	548
Kentucky (Continued)		
Tpk Auth of KY, Econ Dev Road Rev Bonds (Revitalization Proj), Ser 2008A, 5.000%, 7-1-16	$ 330	$ 334
		2,799
Louisiana – 2.2%		
LA Citizens Prop Ins Corp., Assmt Rev Rfdg Bonds, Ser 2012, 5.000%, 6-1-24	500	592
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Hosp Rev Bonds (Women's Hosp Fndtn Gulf Opp Zone Proj), Ser 2010B, 6.000%, 10-1-44	750	871
New Orleans Aviation Board, Rev Rfdg Bonds (Restructuring GARBs), Ser 2009A-1, 6.000%, 1-1-23	500	564
New Orleans, LA, GO Rfdg Bonds, Ser 2012 (Insured by AGM), 5.000%, 12-1-26	1,500	1,760
Rgnl Transit Auth, New Orleans, LA, Sales Tax Rev Bonds, Ser 2010 (Insured by AGM), 5.000%, 12-1-22	1,000	1,154
		4,941
Maine – 1.2%		
ME Tpk Auth, Tpk Rev Rfdg Bonds, Ser 2015, 5.000%, 7-1-34	2,255	2,704
Maryland – 0.7%		
MD Econ Dev Corp., Pollutn Ctl Rev Rfdg Bonds (Potomac Elec Proj), Ser 2006, 6.200%, 9-1-22	500	573
MD Hlth and Higher Edu Fac Auth, Rev Bonds, Johns Hopkins Hlth Sys Oblig Group Issue, Ser 2012D, 1.124%, 5-15-38 (B)	995	995
		1,568
Massachusetts – 0.5%		
MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 6.375%, 7-1-30	485	544
MA Edu Fin Auth, Edu Loan Rev Bonds, Issue I, Ser 2009, 6.000%, 1-1-28	640	679
		1,223

Ivy Municipal Bond Fund (in thousands) MARCH 31, 2016

MUNICIPAL BONDS (Continued)	Principal	Value
Michigan – 3.4%		
Kalamazoo Hosp Fin Auth, Hosp Rev Rfdg Bonds (Bronson Methodist Hosp), Ser 2003A, 5.000%, 5-15-26	$ 500	$ 539
Lincoln Consolidated Sch Dist, Cnty of Washtenaw and Wayne, MI, Rfdg Bonds, Ser 2016A, 5.000%, 5-1-35 (A)	500	578
MI Fin Auth, Rev Bonds (Detroit Sch Dist), Ser 2011, 5.500%, 6-1-21	1,000	1,078
MI Fin Auth, Hosp Rev and Rfdg Bonds (Trinity Hlth Credit Group), Ser 2015MI, 5.000%, 12-1-35	500	572
MI State Bldg Auth, Rev and Rfdg Bonds (Fac Prog), Ser 2015I, 5.000%, 4-15-34	500	595
MI State Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Henry Ford Hlth Sys), Ser 2009, 5.750%, 11-15-39	750	853
MI State Hosp Fin Auth, Var Rate Rev Bonds (Ascension Hlth Credit Group), Ser 1999B-4, 5.000%, 11-15-32	2,000	2,402
State Bldg Auth, MI, 2006 Rev Rfdg Bonds (Fac Prog), Ser IA (Insured by FGIC), 0.000%, 10-15-22 (C)	1,000	749
State Bldg Auth, MI, 2008 Rev Rfdg Bonds (Fac Prog), Ser I, 5.000%, 10-15-18	305	336
		7,702
Minnesota – 0.3%		
Minneapolis-St. Paul Metro Arpt Comsn, Sub Arpt Rev Rfdg Bonds, Ser 2010D, 5.000%, 1-1-20	500	566
Mississippi – 0.4%		
The Univ of Southn MS, S.M. Edu Bldg Corp., Rev Bonds (Campus Fac Impvt Proj), Ser 2009, 5.375%, 9-1-36	750	862
Missouri – 3.6%		
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A, 6.125%, 12-1-36	175	140
Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (The Children's Mercy Hosp), Ser 2009, 5.625%, 5-15-39	$ 750	$ 837
Indl Dev Auth of Joplin, MO, Hlth Fac Rev Bonds (Freeman Hlth Sys), Ser 2011, 5.500%, 2-15-31	750	835
MO Joint Muni Elec Util Comsn, Power Proj Rev Rfdg Bonds (Iatan 2 Proj), Ser 2015A, 5.000%, 12-1-37	1,000	1,161
MO Joint Muni Elec Util Comsn, Power Proj Rev Rfdg Bonds (Prairie State Proj), Ser 2016A, 5.000%, 12-1-40	1,000	1,160
Platte Cnty R-III Sch Dist Bldg Corp., Leasehold Rfdg and Impvt Rev Bonds, Ser 2008, 5.000%, 3-1-28	340	363
Pub Water Supply Dist No. 1 of Lincoln Cnty, MO, Cert of Part, Ser 2009, 6.750%, 6-15-35	500	503
St. Louis Cnty, MO, Indl Dev Auth, Sr Living Fac Rev Bonds (Friendship Vlg Sunset Hills), Ser 2012, 5.000%, 9-1-32	1,120	1,223
St. Louis Muni Fin Corp., Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM), 0.000%, 7-15-36 (C)	2,350	1,077
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, 6.850%, 4-1-29	200	205
The Indl Dev Auth of St. Joseph, MO, Spl Oblig Rev Bonds (St. Joseph Sewage Sys Impvt Proj), Ser 2007, 4.375%, 4-1-18	100	104
The Indl Dev Auth of St. Louis, MO, Sr Living Fac Rev Bonds (Friendship Vlg of West Cnty), Ser 2007A, 5.500%, 9-1-28	500	512
		8,120
Nebraska – 1.0%		
Omaha, NE, Pub Power Dist, Separate Elec Sys Rev Bonds (NE City 2), Ser 2016A, 5.000%, 2-1-41 (A)	$1,000	$1,162
Omaha, NE, Pub Power Dist, Separate Elec Sys Rev Bonds (NE City 2), Ser 2015A, 5.000%, 2-1-33	1,000	1,182
		2,344
Nevada – 0.6%		
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, 8.000%, 6-15-30	500	575
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008:		
6.000%, 12-1-16	75	78
6.250%, 12-1-17	270	295
6.500%, 12-1-18	290	333
		1,281
New Hampshire – 0.4%		
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7-1-41	150	170
NH Hlth and Edu Fac Auth, FHA Insd Mtg Rev Bonds, LRG Hlthcare Issue, Ser 2009 (Insured by FHA), 7.000%, 4-1-38	500	600
NH Hsng Fin Auth, Sngl Fam Mtg Acquisition Rev Bonds, Ser 2008, 6.000%, 7-1-38	210	216
		986
New Jersey – 3.3%		
NJ Econ Dev Auth, Rev Bonds (Provident Group-Montclair Ppty LLC — Montclair St Univ Student Hsng Proj), Ser 2010A, 5.750%, 6-1-31	850	958
NJ Econ Dev Auth, Sch Fac Constr Notes, Ser 2012H, 1.300%, 2-1-17 (B)	2,000	1,980
NJ Econ Dev Auth, Sch Fac Constr Rfdg Bonds, Ser 2011EE, 5.250%, 9-1-24	500	546
NJ Higher Edu Student Assistance Auth, Student Loan Rev Bonds, Ser 2011-1, 5.000%, 12-1-19	500	550

Ivy Municipal Bond Fund (in thousands) MARCH 31, 2016

MUNICIPAL BONDS (Continued)	Principal	Value
New Jersey (Continued)		
NJ Hlth Care Fac Fin Auth, Rev and Rfdg Bonds, Barnabas Hlth Issue, Ser 2011A, 5.625%, 7-1-37	$ 500	$ 580
NJ Hlth Care Fac Fin Auth, Rev Bonds, Virtua Hlth Issue, Ser 2009A, 5.500%, 7-1-38	500	562
NJ Trans Trust Fund Auth, Trans Sys Bonds (Cap Apprec Bonds), Ser 2010A, 0.000%, 12-15-40 (C)	2,000	569
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2006A (Insured by AGM/CR), 5.500%, 12-15-22	500	587
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2003B-2, 5.000%, 12-15-16	500	514
Passaic Vly Sewerage Commissioners (NJ), Sewer Sys Bonds, Ser G, 5.750%, 12-1-21	435	520
		7,366
New Mexico – 0.1%		
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2006D (Insured by GNMA/FNMA/FHLMC), 6.000%, 1-1-37	225	233
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2008D-2 (Insured by GNMA/FNMA/FHLMC), 5.250%, 7-1-30	65	66
		299
New York – 8.9%		
Buffalo and Erie Cnty Indl Land Dev Corp., Oblig Group Rev Bonds (Catholic Hlth Sys, Inc. Proj), Ser 2015, 5.250%, 7-1-35	750	875
Dormitory Auth of the State of NY, State Personal Income Tax Rev Bonds (Gen Purp), Ser 2015C (Tax-Exempt), 5.000%, 2-15-38	750	880
Long Island Power Auth, Elec Sys Gen Rev Bonds, Ser 2014A (Insured by AGM), 5.000%, 9-1-39	1,500	1,733
Metro Trans Auth, Trans Rev Bonds, Ser 2014C, 5.000%, 11-15-36	1,500	1,751
Metro Trans Auth, Trans Rev Green Bonds, Ser 2016A-1, 5.000%, 11-15-41	$ 500	$ 587
NY Convention Ctr Dev Corp., Rev Rfdg Bonds (Hotel Unit Fee Secured), Ser 2015, 5.000%, 11-15-34	1,000	1,196
NY Dormitory Auth, Mercy Med Ctr Rev Bonds (Catholic Hlth of Long Island Oblig Group), Ser 1999B, 0.740%, 7-1-29 (B)	1,425	1,329
NY Enrg Research and Dev Auth, Pollutn Ctl Rev Bonds (Niagara Mohowak Power Corp. Proj), Ser 1985A (Insured by AMBAC), 1.088%, 12-1-23 (B)	1,380	1,325
NY State Enrg Research and Dev Auth, Fac Rev Bonds (Consolidated Edison Co. of NY, Inc. Proj), Sub Ser 1999A-1 (Insured by AMBAC), 0.398%, 5-1-34 (B)	2,000	1,800
NYC GO Bonds, Fiscal 2014 Ser G, 5.000%, 8-1-30	1,000	1,202
NYC Hsng Dev Corp., Multi-Fam Hsng Rev Bonds, Ser 2009K, 4.950%, 11-1-39	415	433
NYC Indl Dev Agy, Pilot Rev Bonds (Yankee Stadium Proj), Ser 2009A:		
0.000%, 3-1-25 (C)	500	400
0.000%, 3-1-26 (C)	500	383
0.000%, 3-1-27 (C)	500	368
NYC Muni Water Fin Auth, Water and Sewer Sys Second Gen Resolution Rev Bonds, Ser 2015HH, 5.000%, 6-15-37	1,500	1,782
NYC Transitional Fin Auth, Bldg Aid Rev Bonds, Ser 2016S-1, 5.000%, 7-15-37	1,000	1,192
NYC Transitional Fin Auth, Future Tax Secured Tax-Exempt Sub Bonds, Ser 2013I, 5.000%, 5-1-29	400	484
Port Auth of NY & NJ Consolidated Bonds, One Hundred Fifty-Second Ser (Insured by BHAC), 5.750%, 11-1-30	500	549
Util Debt Securitization Auth, Restructuring Bonds, Ser 2013TE, 5.000%, 12-15-31	$1,500	$ 1,823
		20,092
North Carolina – 0.4%		
NC Eastn Muni Power Agy, Power Sys Rev Bonds, Ser 2008C, 6.000%, 1-1-19	110	120
NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009A, 0.000%, 1-1-37 (C)	500	238
Oak Island, NC, Enterprise Sys Rev Bonds, Ser 2009, 6.000%, 6-1-34	500	580
		938
Ohio – 0.6%		
OH Air Quality Dev Auth, Envirnmt Impvt Rev Bonds (Buckeye Power, Inc. Proj), Ser 2010, 5.750%, 12-1-30	500	579
OH Major New State Infra Proj Rev Bonds, Ser 2008-I, 6.000%, 6-15-17	395	421
Toledo-Lucas Cnty Port Auth, Dev Rev Bonds (NW OH Bond Fund) (Midwest Terminals Proj), Ser 2007C, 6.000%, 11-15-27	380	397
		1,397
Oklahoma – 0.4%		
Grand River Dam Auth, Rev Bonds, Ser 2008A (Insured by BHAC), 5.000%, 6-1-18	905	987
Oregon – 0.7%		
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2009A, 5.500%, 7-15-35	250	278
Port of Portland, OR, Portland Intl Arpt Rfdg Rev Bonds, Ser Twenty-Three, 5.000%, 7-1-34	1,000	1,192
		1,470

Ivy Municipal Bond Fund *(in thousands)* MARCH 31, 2016

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania – 3.5%		
Allegheny Cnty Arpt Auth, Arpt Rev Rfdg Bonds (Pittsburg Intl Arpt), Ser 2010A, 5.000%, 1-1-17	$ 250	$ 258
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2012, 3.000%, 1-1-17	455	458
Dauphin Cnty Gen Auth, Hlth Sys Rev Bonds (Pinnacle Hlth Sys Proj), Ser 2009A, 6.000%, 6-1-36	600	683
Lycoming Cnty Auth, Hlth Sys Rev Bonds (Susquehanna Hlth Sys Proj), Ser 2009A, 5.750%, 7-1-39	500	560
PA Auth for Indl Dev, Rev Bonds (MaST Charter Sch Proj), Ser 2010, 6.000%, 8-1-35	750	832
PA Higher Edu Fac Auth, Rev Bonds (Shippensburg Univ Student Svc, Inc. Student Hsng Proj at Shippensburg Univ of PA), Ser 2011, 6.000%, 10-1-26	500	561
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009D, 5.500%, 12-1-41	750	839
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2010B-2, 0.000%, 12-1-28 (C)	1,500	1,760
PA Tpk Comsn, Tpk Sub Rev Rfdg Bonds, Ser 2016, 5.000%, 6-1-38	1,000	1,141
Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011, 7.250%, 12-15-31	400	452
Philadelphia, PA, GO Rfdg Bonds, Ser 2008A (Insured by AGM), 5.250%, 12-15-24	445	493
		8,037
Rhode Island – 0.2%		
RI Student Loan Auth, Student Loan Prog Rev Bonds, Sr Ser 2008A, 5.250%, 12-1-18	405	431
South Carolina – 0.5%		
SC Pub Svc Auth, Tax-Exempt Rfdg and Impvt Rev Oblig, Ser 2015A, 5.000%, 12-1-29	1,000	1,205

MUNICIPAL BONDS (Continued)	Principal	Value
Tennessee – 0.6%		
Memphis-Shelby Cnty Arpt Auth, Arpt Rfdg Rev Bonds, Ser 2010B, 5.750%, 7-1-25	$ 750	$ 856
The Hlth, Edu and Hsng Fac Board of Shelby, TN, Rev Bonds (Methodist Le Bonheur Hlthcare), Ser 2008C, 5.250%, 6-1-18	500	543
		1,399
Texas – 7.4%		
Arlington, TX, Spl Tax Rev Bonds, Ser 2008 (Insured by BHAC), 5.000%, 8-15-18	300	324
Austin, TX, Arpt Sys Rev Bonds (Travis, Williamson and Hays Counties), Ser 2014, 5.000%, 11-15-39	1,000	1,123
Board of Regents, TX State Univ Sys, Rev Fin Sys Rev Bonds, Ser 2008, 5.250%, 3-15-19	355	386
Cass Cnty Indl Dev Corp., Envirnmt Impvt Rev Rfdg Bonds, Ser 2009A, 9.250%, 3-1-24	500	603
Clifton Higher Edu Fin Corp., Edu Rev Bonds (IDEA Pub Sch), Ser 2011, 5.750%, 8-15-41	500	561
Clifton Higher Edu Fin Corp., Edu Rev Bonds (Uplift Edu), Ser 2014A, 4.250%, 12-1-34	1,000	1,023
El Paso, TX (El Paso Cnty), Water and Sewer Rev Rfdg Bonds, Ser 2008C, 5.000%, 3-1-17	500	520
Harris Cnty Cultural Edu Fac Fin Corp., Med Fac Rev Rfdg Bonds (Baylor College of Medicine), Ser 2008D, 5.000%, 11-15-16	200	205
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008, 6.000%, 2-15-33	1,000	1,015
Houston Higher Edu Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A, 6.500%, 5-15-31	1,000	1,230
Houston, TX, Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2012A, 5.000%, 7-1-32	500	559

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Houston, TX, Combined Util Sys, First Lien Rev Rfdg Bonds (SIFMA Index Floating Rate Bonds), Ser 2012C, 1.000%, 5-15-34 (B)	$ 500	$ 500
Howard Cnty, TX, GO Bonds, Ser 2008, 4.650%, 2-15-24	505	542
Lower Colorado River Auth, Rfdg Rev Bonds, Ser 2008A, 5.750%, 5-15-23	500	552
Mission Econ Dev Corp., Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff LLC Proj), Ser 2011, 5.625%, 12-1-17	505	523
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008D, 0.000%, 1-1-30 (C)	2,000	1,262
North TX Twy Auth, Sys Rev Rfdg Bonds (First Tier Current Int Bonds), Ser 2008A, 6.000%, 1-1-25	500	545
Prosper, TX (Collin Cnty), Combination Tax and Rev Cert of Oblig, Ser 2008, 5.500%, 2-15-20	500	541
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007, 5.625%, 11-15-27	250	258
Tarrant Cnty, TX, Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty Proj), Ser 2015A, 5.250%, 11-15-35	400	422
Trinity River Auth of TX (Tarrant Cnty Water Proj), Impvt Rev Bonds, Ser 2008, 5.750%, 2-1-26	325	354
TX Muni Gas Acquisition and Supply Corp. III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12-15-16	1,000	1,030
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12-31-39	500	590

Ivy Municipal Bond Fund *(in thousands)* MARCH 31, 2016

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010, 7.500%, 6-30-33	$ 750	$ 929
TX Trans Comsn, Cent TX Tpk Sys Rev Bonds (First Tier Rev Rfdg Bonds), Ser 2015-B, 5.000%, 8-15-37	1,000	1,153
		16,750
Utah – 0.3%		
Midvale, UT, Muni Bldg Auth Lease Rev Bonds (City Hall Proj), Ser 2012:		
2.000%, 10-15-16	195	196
2.000%, 10-15-17	465	473
		669
Virgin Islands – 0.7%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Cruzan Proj), Ser 2009A, 6.000%, 10-1-39	500	550
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Diageo Proj), Ser 2009A, 5.000%, 10-1-25	1,000	1,106
		1,656
Virginia – 0.4%		
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C, 7.500%, 7-1-29	500	570
VA Pub Bldg Auth, Pub Fac Rev Bonds, Ser 2008B, 5.250%, 8-1-22	250	275
		845
Washington – 0.4%		
Port of Seattle, Intermediate Lien Rev Rfdg Bonds, Ser 2015B, 5.000%, 3-1-35	300	350
WA Hlth Care Fac Auth, Rev Bonds (Virginia Mason Med Ctr), Ser 2007C, 5.500%, 8-15-36	500	527
		877

MUNICIPAL BONDS (Continued)	Principal	Value
West Virginia – 0.2%		
WV Hosp Fin Auth, Hosp Rev Rfdg and Impvt Bonds (WV Utd Hlth Sys Oblig Group), Ser 2009C, 5.500%, 6-1-39	$ 500	$ 550
Wisconsin – 0.8%		
Milwaukee Cnty, WI, Arpt Rev Rfdg Bonds, Ser 2010B, 5.000%, 12-1-19	1,000	1,128
WI Hlth and Edu Fac Auth, Rev Bonds (Pro Hlth Care, Inc. Oblig Group), Ser 2009, 6.625%, 2-15-39	500	581
		1,709
Wyoming – 0.8%		
WY Cmnty Dev Auth, Hsng Rev Bonds, 2014 Ser 1, 3.950%, 12-1-30	1,250	1,321
WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A, 5.250%, 1-1-23	500	537
		1,858
TOTAL MUNICIPAL BONDS – 78.2%		**$177,286**
(Cost: $163,535)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (D) – 7.9%		
Army & Air Force Exchange Service, 0.350%, 4-1-16	2,000	2,000
Campbell Soup Co., 0.791%, 4-6-16	4,600	4,599
Clorox Co. (The), 0.500%, 5-4-16	2,000	1,999
DTE Gas Co., 0.650%, 4-6-16	4,000	4,000
Wisconsin Electric Power Co., 0.400%, 4-1-16	3,345	3,345
Wisconsin Gas LLC, 0.380%, 4-4-16	2,000	2,000
		17,943
Master Note – 2.1%		
Toyota Motor Credit Corp., 0.443%, 4-6-16 (E)	4,771	4,771

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – 10.9%		
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (GTD by U.S. Bank N.A.), 0.360%, 4-1-16 (E)	$ 800	$ 800
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006 (GTD by U.S. Bank N.A.), 0.410%, 4-7-16 (E)	4,500	4,500
Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (GTD by U.S. Bank N.A.), 0.400%, 4-7-16 (E)	3,475	3,475
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.430%, 4-7-16 (E)	4,900	4,900
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2012A (GTD by U.S. Bank N.A.), 0.360%, 4-1-16 (E)	900	900
MN Office of Higher Edu, Adj Rate Supplemental Student Loan Prog Rev Bonds, Ser 2008B (Tax-Exempt), (GTD by U.S. Bank N.A.), 0.430%, 4-7-16 (E)	3,200	3,200
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser A (Taxable), (GTD by Wells Fargo Bank N.A.), 0.420%, 4-7-16	2,000	2,000

Ivy Municipal Bond Fund *(in thousands)* MARCH 31, 2016

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
Tuscaloosa Cnty Indl Dev Auth, Gulf Opp Zone Bonds (Hunt Refining Proj), Ser 2011I (GTD by Bank of Nova Scotia), 0.410%, 4-7-16 (E)	$5,000	$ 5,000
		24,775
TOTAL SHORT-TERM SECURITIES – 20.9%		**$47,489**
(Cost: $47,489)		

	Value
TOTAL INVESTMENT SECURITIES – 102.1%	**$231,485**
(Cost: $217,702)	
LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.1)%	**(4,710)**
NET ASSETS – 100.0%	**$226,775**

Notes to Schedule of Investments

(A)Purchased on a when-issued basis with settlement subsequent to March 31, 2016.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016.

(C)Zero coupon bond.

(D)Rate shown is the yield to maturity at March 31, 2016.

(E)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$6,710	$ —	$ —
Municipal Bonds	—	177,286	—
Short-Term Securities	—	47,489	—
Total	$6,710	$224,775	$ —

During the year ended March 31, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
AMBAC = American Municipal Bond Assurance Corp.
BHAC = Berkshire Hathaway Assurance Corporation
CR = Custodial Receipts
FGIC = Financial Guaranty Insurance Co.
FHA = Federal Housing Administration
FHLMC = Federal Home Loan Mortgage Corp.
FNMA = Federal National Mortgage Association
GNMA = Government National Mortgage Association
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Ivy Municipal High Income Fund

(UNAUDITED)



Michael J. Walls

Below, Michael J. Walls, portfolio manager of the Ivy Municipal High Income Fund (the "Fund"), discusses positioning, performance and results for the fiscal year ended March 31, 2016. He has managed the Fund for six years and has 18 years of industry experience.

Fiscal Year Performance

For the 12 months ended March 31, 2016	
Municipal High Income Fund (Class A shares at net asset value)	3.61%
Municipal High Income Fund (Class A shares with sales charge)	–0.87%
Benchmark(s) and/or Lipper Category	
Barclays Municipal High Yield Index (reflects the performance of securities generally representing the municipal bond market)	3.45%
Lipper High Yield Municipal Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	4.85%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Fund performance

The underperformance of the Ivy Municipal High Income Fund vs. the Barclays Municipal High Yield Index ("Index") when sales charges are included can be attributed primarily to two investment decisions: one concerned duration positioning and the other a credit issue. First, and as discussed more fully below, as the municipal market rallied over the course of the past year, the Fund underperformed because it had a relatively shorter duration than the Index. Second, the Fund owned one municipal bond that significantly underperformed during the first quarter of 2016. When performance is looked at without sales charges, the Fund performed slightly better than its benchmark. It is important to note that the Fund did not invest in any derivative products over the last 12 months.

Market commentary

The municipal bond market remained full speed ahead for the fiscal year ending March 31, 2016 and, as concerns over global growth and geopolitical risks persisted, bond prices continued to rally. Fund inflows continued to be strongly positive. These inflows — as well as the continued lack of supply of new issuances — resulted in the high yield municipal bond market being once again one of the top performing asset classes.

Duration and credit management

During the fiscal year ended March 31, 2016, funds with longer durations outperformed those with shorter durations (excluding any potential price movements based on credit issues). The Fund had a modified adjusted duration of approximately 5.05 years vs. the Index, which weighed in at 12.68 years. Obviously, this was a negative driver in the Fund's underperformance. While shorter duration proved a negative this past year, we feel that positioning the Fund with a shorter duration is warranted at the current time, as interest rates are at historic lows and spreads are at very tight levels. We believe the Fund will benefit over the long term, as we anticipate that the Federal Reserve Bank will continue to raise rates. While our primary goal is for the Fund to obtain high levels of tax-exempt income, we also want to protect the investor's downside risk as rates rise.

While duration management is important for any asset class, credit selection is paramount when investing in a high-yield municipal bond fund. With that being said, the Fund holds an investment that has had negative credit issues in the first quarter of 2016. It is important to note that, while it has negatively affected performance, we believe that as the issuer works through the project's issues the investment should be able to become a positive performer in the future. We are optimistic the result will be a performing bond with potential to provide tax-exempt interest for our shareholders.

Looking ahead

With another strong year behind us, we have become less constructive on the high-yield municipal space. We believe new issues are coming to market fully priced and offer very little in the way of security provisions for the investor. We will continue to participate selectively in the new issue market, although attractive deals have been difficult to find. That being said, even with our concern over new issue spreads and weak covenants, we believe the near-term demand for municipal bonds should cause continued positive performance as a result of higher taxes. We continue to believe municipals will provide high net worth investors with attractive levels of income over the long term.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest-rate risk, so the NAV of the Fund's shares may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Municipal High Income Fund.

Ivy Municipal High Income Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	**0.1%**
Bonds	**91.5%**
Municipal Bonds	91.3%
Corporate Debt Securities	0.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**8.4%**

Lipper Rankings

Category: Lipper High Yield Municipal Debt Funds	Rank	Percentile
1 Year	120/144	83
3 Year	104/124	84
5 Year	89/109	81

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**29.9%**
AA	1.8%
A	6.0%
BBB	22.1%
Non-Investment Grade	**61.6%**
BB	10.5%
B	4.8%
CCC	2.2%
Below CCC	2.7%
Non-rated	41.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ and Equities	**8.5%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Municipal High Income Fund

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Ivy Municipal High Income Fund, Class A Shares(1) $16,444
Barclays Municipal High Yield Index $18,171
5-18 2009
3-31 2010
3-31 2011
3-31 2012
3-31 2013
3-31 2014
3-31 2015
3-31 2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class I(5)	Class Y(6)
1-year period ended 3-31-16	-0.87%	-1.14%	2.87%	3.80%	3.60%
5-year period ended 3-31-16	5.86%	5.80%	6.01%	6.97%	6.80%
10-year period ended 3-31-16	—	—	—	5.58%	—
Since Inception of Class through 3-31-16(7)	7.51%	7.35%	7.39%	—	8.03%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)The Class Y shares of Waddell & Reed Advisors Municipal High Income Fund were reorganized as the Class I shares of Ivy Municipal High Income Fund on May 18, 2009. The performance shown for periods prior to this date is that of the Class Y shares of Waddell & Reed Advisors Municipal High Income Fund. Performance has not been restated to reflect the estimated annual operating expenses of the Ivy Municipal High Income Fund. If those expenses were reflected, performance shown would differ.

(6)The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

(7)5-18-09 for Class A shares, 5-18-09 for Class B shares, 5-18-09 for Class C shares and 5-18-09 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Municipal High Income Fund *(in thousands)* MARCH 31, 2016

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Education Services – 0.1%		
1155 Island Avenue LLC (A)(B)	6,578	$ 1,250
TOTAL COMMON STOCKS – 0.1%		**$ 1,250**
(Cost: $1,075)		

CORPORATE DEBT SECURITIES	Principal	
Education – 0.2%		
1155 Island Avenue LLC:		
10.000%, 12-11-24 (B)(C)	$ 2,960	2,960
10.000%, 12-11-24 (B)	395	395
		3,355
TOTAL CORPORATE DEBT SECURITIES – 0.2%		**$ 3,355**
(Cost: $2,967)		

MUNICIPAL BONDS	Principal	Value
Alabama – 1.8%		
AL 21st Century Auth, Tob Stlmt Rev Bonds, Ser 2012-A, 5.000%, 6-1-21	1,000	1,165
Fairfield, AL, GO Warrants, Ser 2012, 6.000%, 6-1-37	8,485	9,266
Jefferson Cnty, AL, Swr Rev Bonds, Ser 2013-D, 6.500%, 10-1-53	2,500	3,024
Lower AL Gas Dist, Gas Proj Rev Bonds, Ser 2016A, 5.000%, 9-1-46	9,000	11,182
		24,637
Alaska – 0.7%		
Northn Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2006A Sr Cur Int Bonds, 5.000%, 6-1-46	10,500	9,309
American Samoa – 0.4%		
American Samoa Econ Dev Auth, Gen Rev and Rfdg Bonds, Ser 2015A, 6.625%, 9-1-35	5,000	5,105
Arizona – 1.5%		
Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison LLC Expansion Proj), Ser 2008, 8.000%, 5-1-25	7,500	8,433
Indl Dev Auth of Pima, Edu Rev Bonds (Noah Webster Sch – Pima Proj), Tax-Exempt Ser 2014A, 7.000%, 12-15-43	$1,500	$ 1,743
Indl Dev Auth of Tempe, AZ, Rev Rfdg Bonds (Friendship Vlg of Tempe), Ser 2012A:		
6.000%, 12-1-27	2,390	2,645
6.250%, 12-1-42	2,150	2,348
6.250%, 12-1-46	1,000	1,091
Indl Dev Auth of Yavapai, Edu Rev Bonds (AZ Agribusiness and Equine Ctr, Inc. Proj), Ser 2011, 7.875%, 3-1-42	3,500	4,104
		20,364
California – 7.8%		
Adelanto Pub Auth, Fixed Rate Rfdg Rev Bonds (Util Sys Proj), Ser 2009A, 6.750%, 7-1-39	4,000	4,552
CA Muni Fin Auth, Charter Sch Rev Bonds (Palmdale Aerospace Academy Proj), Ser 2016A, 5.000%, 7-1-41 (D)	1,750	1,874
CA Muni Fin Auth, Edu Fac Rev Bonds (American Heritage Edu Fndtn Proj), Ser 2006A, 5.250%, 6-1-36	1,150	1,152
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.750%, 10-1-39	1,505	1,712
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Taxable Ser 2009B, 8.000%, 10-1-22	400	454
CA Muni Fin Auth, Edu Fac Rev Bonds (Literacy First Proj), Ser 2010B, 6.000%, 9-1-30	2,170	2,383
CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A, 5.000%, 10-1-42	1,200	1,250
CA Statewide Cmnty Dev Auth, Edu Fac Rev Bonds (Independence Support LLC Proj), Ser 2015, 7.000%, 6-1-45	4,000	4,002
CA Statewide Cmnty Dev Auth, Rev Bonds (Lancer Plaza Proj), Ser 2013:		
5.625%, 11-1-33	1,400	1,474
5.875%, 11-1-43	1,890	1,988
CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010:		
6.000%, 7-1-40	$ 7,365	$ 8,362
6.350%, 7-1-46	250	286
CA Statewide Cmnty Dev Auth, Sr Living Rev Bonds (Southn CA Presbyterian Homes), Ser 2009:		
6.625%, 11-15-24	2,490	2,896
7.000%, 11-15-29	2,000	2,335
7.250%, 11-15-41	6,000	6,973
CA Various Purp GO Bonds, 6.000%, 4-1-35	500	575
Cert of Part, Oro Grande Elem Sch Dist, Ser 2013, 5.125%, 9-15-42	2,760	2,996
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007A-1, 5.125%, 6-1-47	13,140	12,224
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part:		
6.750%, 11-1-39	4,935	5,528
6.000%, 11-1-41	3,000	3,206
Redev Agy of San Buenaventura, Merged San Buenaventura Redev Proj, 2008 Tax Alloc Bonds, 8.000%, 8-1-38	100	104
San Buenaventura Rev Bonds (Cmnty Mem Hlth Sys), Ser 2011:		
8.000%, 12-1-26	1,400	1,830
8.000%, 12-1-31	9,400	11,902
San Mateo Cmnty Fac Dist No. 2008-1 (Bay Meadows), Spl Tax Bonds, Ser 2012, 6.000%, 9-1-42	8,000	9,182
Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser 2006A Sr Current Int Bonds, 5.000%, 6-1-37	17,395	17,259
		106,499
Colorado – 2.7%		
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2008, 6.000%, 10-1-40	5,780	6,044

Ivy Municipal High Income Fund (in thousands) MARCH 31, 2016

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2010, 6.125%, 10-1-40	$5,000	$ 5,496
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A, 7.400%, 12-1-38	85	100
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (Twin Peaks Charter Academy Proj), Ser 2008, 7.000%, 11-15-38	230	266
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5-1-40	1,000	1,102
CO High Performance Trans Enterprise, U.S. 36 and I-25 Managed Lanes Sr Rev Bonds, Ser 2014, 5.750%, 1-1-44	3,250	3,519
CO Hlth Fac Auth, Rev Bonds (CO Sr Residences Proj), Ser 2012:		
6.750%, 6-1-32 (E)	2,610	2,098
7.125%, 6-1-47 (E)	3,000	2,411
CO Hlth Fac Auth, Rev Bonds (Total Longterm Care Natl Oblig Group Proj), Ser 2010A, 6.250%, 11-15-40	1,250	1,528
Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.200%, 12-1-37	3,500	3,806
Littleton Vlg Metro Dist No. 2, Ltd. Tax GO and Spl Rev Bonds, Ser 2015, 5.375%, 12-1-45	1,700	1,725
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1-15-30	3,000	3,553
Tallgrass Metro Dist, Arapahoe Cnty, CO, GO Ltd. Tax Rfdg and Impvt Bonds, Ser 2007, 5.250%, 12-1-37	3,500	3,506
Wildgrass Metro Dist, Broomfield Cnty, CO, GO Ltd. Tax Rfdg Bonds, Ser 2007, 6.200%, 12-1-34	1,511	1,568
		36,722
Connecticut – 0.6%		
Harbor Point Infra Impvt Dist (Harbor Point Proj), Spl Oblig Rev Bonds, Ser 2010A, 7.875%, 4-1-39	$2,000	$2,370
Stamford, CT, Spl Oblig Rev Bonds (Mill River Corridor Proj), Ser 2011A, 7.000%, 4-1-41	5,000	6,357
		8,727
Delaware – 0.5%		
DE Econ Dev Auth, Exempt Fac Rev Bonds (Indian River Power LLC Proj), Ser 2010, 5.375%, 10-1-45	7,000	7,306
District Of Columbia – 0.1%		
Metro WA DC Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2010B, 0.000%, 10-1-44 (F)	1,000	1,140
Florida – 3.6%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009:		
6.500%, 11-1-29	875	951
6.750%, 11-1-39	2,060	2,250
Cap Trust Agy, First Mtg Rev Bonds (Silver Creek St. Augustin Proj), Ser 2014A, 8.250%, 1-1-49	3,000	2,576
Cap Trust Agy, FL, First Mtg Rev Bonds (Silver Creek St. Augustine Proj), Ser 2016A, 5.750%, 1-1-50	645	645
Cap Trust Agy, FL, First Mtg Rev Bonds (Silver Creek St. Augustine Proj), Ser 2016B, 7.000%, 1-1-35	555	555
Cap Trust Agy, Rev Bonds (Million Air One LLC Gen Aviation Fac Proj), Ser 2011, 7.750%, 1-1-41	3,640	3,306
FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2010A:		
6.000%, 9-15-40	4,000	4,184
6.125%, 6-15-43	5,500	5,832
FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2014A, 6.125%, 6-15-44	5,300	5,458
Florida (Continued)		
FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2015A, 6.000%, 6-15-35	$2,000	$ 2,055
FL Dev Fin Corp., Taxable Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2012B, 7.500%, 6-15-18	800	810
Lee Cnty Indl Dev Auth, Hlthcare Fac Rfdg Rev Bonds (Cypress Cove at Health Park FL, Inc. Proj), Ser 2012, 6.500%, 10-1-47	6,000	6,752
Miami-Dade Cnty Indl Dev Auth, Rev Bonds (Youth Co-Op Charter Sch Proj), Ser 2015A, 6.000%, 9-15-45	3,250	3,354
Mid-Bay Bridge Auth, 1st Sr Lien Rev Bonds, Ser 2015A, 5.000%, 10-1-40	2,000	2,242
Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10-1-40	4,800	6,298
Osceola Cnty, Expressway Sys Rev Bonds (Poinciana Prkwy Proj), Ser 2014A, 5.375%, 10-1-47	2,000	2,206
		49,474
Georgia – 0.7%		
Greene Cnty Dev Auth, GA, First Mtg Rev Bonds (Glen-I LLC Proj), Ser 2015A, 7.250%, 1-1-46	9,000	9,192
Guam – 0.9%		
Cert of Part (JFK High Sch Proj), Dept of Edu, GU, Ser 2010A:		
6.625%, 12-1-30	1,400	1,535
6.875%, 12-1-40	3,500	3,854
Govt of GU, GO Bonds, Ser 2009A, 7.000%, 11-15-39	6,000	7,302
		12,691
Hawaii – 0.5%		
Dept of Budget and Fin of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009A, 9.000%, 11-15-44	4,200	5,180

Ivy Municipal High Income Fund (in thousands) MARCH 31, 2016

MUNICIPAL BONDS (Continued)	Principal	Value
Hawaii (Continued)		
Kaua'I Cmnty Fac Dist No. 2008-1 (Kukul'ula Dev Proj), Spl Tax Rev Bonds, Ser 2012, 5.750%, 5-15-42	$ 2,000	$ 2,090
		7,270
Idaho – 0.1%		
ID Hsng and Fin Assoc (Compass Pub Charter Sch, Inc. Proj), Ser 2010A:		
6.250%, 7-1-40	1,000	1,075
6.250%, 7-1-45	550	590
		1,665
Illinois – 10.0%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A, 5.700%, 5-1-36	4,160	4,210
Cert of Part, Metra Market of Chicago LLC Redev Proj, Ser A, 6.870%, 2-15-24	1,100	1,104
Chicago Midway Arpt, Second Lien Rev and Rev Rfdg Bonds, Ser 2014B, 5.000%, 1-1-35	4,500	5,065
Chicago Midway Arpt, Second Lien Rev Rfdg Bonds, Ser 2013B, 5.000%, 1-1-35	3,000	3,350
Chicago Multi-Fam Hsng Rev Bonds (Goldblatts Supportive Living Proj), Ser 2013, 6.125%, 12-1-43	6,000	5,639
Chicago O'Hare Intl Arpt, Gen Arpt Sr Lien Rev Bonds, Ser 2015D, 5.000%, 1-1-46	2,000	2,291
Chicago O'Hare Intl Arpt, Gen Arpt Third Lien Rev Bonds, Ser 2011A, 5.750%, 1-1-39	1,000	1,165
Cook Cnty, IL, Recovery Zone Fac Rev Bonds (Navistar Intl Corp. Proj), Ser 2010, 6.500%, 10-15-40	2,000	2,003
Fairview Heights, IL, Tax Incr Rfdg Rev Bonds (Shoppes at St. Clair Square Redev Proj), Ser 2009A, 8.000%, 12-1-28	150	158
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009, 6.500%, 4-1-44	12,000	13,201
IL Fin Auth, Rev Bonds (Admiral at the Lake Proj), Ser 2010A:		
8.000%, 5-15-40	$15,000	$17,133
8.000%, 5-15-46	4,500	5,135
IL Fin Auth, Rev Bonds (Lutheran Home and Svs Oblig Group), Ser 2012, 5.625%, 5-15-42	5,300	5,638
IL Fin Auth, Rev Bonds (Navistar Intl Corp. Proj), Ser 2010, 6.500%, 10-15-40	9,500	9,514
IL Fin Auth, Rev Bonds (Silver Cross Hosp and Med Ctrs), Ser 2009, 7.000%, 8-15-44	7,000	8,399
IL Fin Auth, Rev Bonds (Three Crowns Park Proj), Ser 2006A:		
5.875%, 2-15-26	1,000	1,001
5.875%, 2-15-38	3,000	3,003
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2009, 7.875%, 3-1-32	500	519
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2010, 7.500%, 3-1-32	1,500	1,552
SW IL Dev Auth, Local Govt Prog Rev Bonds (City of Belleville-Carlyle/Green Mount Redev Proj), Ser 2011A, 7.000%, 7-1-41	6,000	6,322
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2008, 7.000%, 12-1-22	1,630	1,841
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2009, 8.000%, 1-15-22	240	257
SW IL Dev Auth, Local Govt Prog Rev Rfdg Bonds (Granite City Proj), Ser 2012, 5.250%, 3-1-23	4,385	4,577
Upper IL River Vly Dev Auth (Pleasant View Luther Home Proj), Rev Bonds, Ser 2010:		
7.250%, 11-15-40	1,100	1,182
7.375%, 11-15-45	1,500	1,610
Upper IL River Vly Dev Auth, Multi-Fam Hsng Rev Bonds (Deer Park of Huntley Proj), Ser 2012, 6.500%, 12-1-32	4,935	5,173
Vlg of Bridgeview, Cook Cnty, IL, GO Bonds, Ser 2015A:		
5.750%, 12-1-35	$ 2,705	$ 2,925
5.625%, 12-1-41	3,365	3,526
Vlg of Bridgeview, Cook Cnty, IL, GO Rfdg Bonds, Ser 2014A, 5.500%, 12-1-43	5,000	5,068
Vlg of East Dundee, Kane and Cook Cnty, IL, Ltd. Oblig Tax Incr Rev Bonds (Route 25 South Redev Proj), Ser 2012, 5.625%, 12-1-31	1,505	1,513
Vlg of Matteson, Cook Cnty, IL, GO Cap Apprec Debt Cert, Ser 2010, 0.000%, 12-1-29 (F)	1,840	1,284
Vlg of Riverdale, Cook Cnty, IL, Unlimited Tax GO Bonds, Ser 2011, 8.000%, 10-1-36	9,910	10,897
		136,255
Indiana – 2.8%		
City of Carmel, IN, Rev Bonds, Ser 2012A:		
7.000%, 11-15-27	1,575	1,794
7.000%, 11-15-32	2,000	2,260
7.125%, 11-15-42	7,500	8,483
Hammond, IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1-15-17	5	5
IN Fin Auth, Midwestrn Disaster Relief Rev Bonds (OH Vly Elec Corp. Proj), Ser 2012A, 5.000%, 6-1-39	10,000	10,519
Lake Station 2008 Bldg Corp., Lake Station, IN, First Mtg Bonds, Ser 2010, 6.000%, 7-15-27	3,170	3,493
Terre Haute, IN, Rev Bonds (Westminister Vlg Proj), Ser 2012, 6.000%, 8-1-39	5,000	5,110
Whitestown, IN, Econ Dev Tax Incr Rev Bonds (Perry Indl Park and Whitestown Crossing Proj), Ser 2010A, 7.000%, 2-1-30	1,880	2,004
Whiting, IN, Redev Dist Tax Incr Rev Bonds (Lakefront Dev Proj), Ser 2010, 6.750%, 1-15-32	1,100	1,216

Ivy Municipal High Income Fund *(in thousands)* MARCH 31, 2016

MUNICIPAL BONDS (Continued)	Principal	Value
Indiana (Continued)		
Whiting, IN, Redev Dist Tax Incr Rev Bonds (Standard Avenue Proj), Ser 2006, 5.350%, 1-15-27	$ 3,430	$ 3,476
		38,360
Iowa – 0.2%		
IA Fin Auth, Ret Cmnty Rev Bonds (Edgewater LLC Proj), Ser 2007A, 6.750%, 11-15-37	3,000	3,290
Kansas – 1.0%		
Arkansas City, KS, Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9-1-38	500	524
Atchison, KS, Hosp Rev Bonds (Atchison Hosp Assoc), Ser 2009, 4.480%, 9-1-30 (G)	1,000	1,013
Kansas City, Wyandotte Cnty, KS, Unif Govt Spl Oblig Rev Sales Tax Bonds (Vacation Vlg Proj), Ser 2015A, 5.750%, 9-1-32	4,000	4,070
Lawrence, KS (The Bowersock Mills & Power Co. Hydroelec Proj), Indl Rev Bonds (Recovery Zone Fac Bonds), Ser 2010A, 7.625%, 8-1-37	4,000	4,303
Unif Govt of Wyandotte Cnty, Kansas City, KS, Spl Oblig Rfdg and Impvt Rev Bonds (Wyandotte Plaza Redev Proj), Ser 2016, 5.000%, 12-1-34	3,000	3,071
		12,981
Kentucky – 2.1%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6-1-40	12,000	13,801
6.500%, 3-1-45	6,000	6,919
KY Pub Trans Infra Auth, First Tier Toll Rev Bonds, Ser 2013A, 5.750%, 7-1-49	5,000	5,721
Murray, KY, Hosp Fac Rev Bonds (Murray-Calloway Cnty Pub Hosp Corp. Proj), Ser 2010, 6.375%, 8-1-40	2,000	2,210
		28,651
Louisiana – 1.4%		
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev and Rfdg Bonds (CDF Hlthcare of LA LLC Proj), Ser 2015A, 5.625%, 6-1-45	$ 5,000	$ 5,116
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj – Phase IIA), Ser 2014A, 8.375%, 7-1-39 (E)	13,500	7,857
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj), Ser 2013B, 10.500%, 7-1-39 (E)	6,000	3,490
Shreveport, LA, Water and Sewer Rev and Rfdg Bonds, Ser 2015, 5.000%, 12-1-40	2,500	2,869
		19,332
Maine – 0.2%		
ME Hlth and Higher Edu Fac Auth, Rev Bonds (Eastn ME Med Ctr Oblig Group Issue), Ser 2013, 5.000%, 7-1-43	2,000	2,169
Maryland – 0.3%		
MD Econ Dev Corp., Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6-1-35	500	547
MD Econ Dev Corp., Port Fac Rfdg Rev Bonds (CNX Marine Terminals, Inc. Port of Baltimore Fac), Ser 2010, 5.750%, 9-1-25	3,350	3,225
		3,772
Massachusetts – 1.9%		
MA Port Auth, Spl Fac Rev Bonds (Delta Air Lines, Inc. Proj), Ser 2001B (Auction Rate Sec) (Insured by AMBAC), 0.689%, 1-1-31 (G)	30,000	26,287
Michigan – 4.9%		
Detroit, MI, GO Bonds, Ser 2004-A (1) (Insured by AMBAC), 5.250%, 4-1-23	220	220
Econ Dev Corp. of Oakland Cnty, Ltd. Oblig Rev Rfdg Bonds (The Roman Catholic Archdiocese of Detroit), Ser 2011, 6.500%, 12-1-20	3,905	4,140
Michigan (Continued)		
Kent Hosp, Fin Auth Rev Bonds (Metro Hosp Proj), Ser 2005A, 6.250%, 7-1-40	$15,500	$15,540
MI Fin Auth, Hosp Rev and Rfdg Bonds (Presbyterian Vlg of MI), Ser 2015, 5.250%, 11-15-35	3,000	3,092
MI Fin Auth, Local Govt Loan Prog Rev Bonds (City of Detroit Unlimited Tax GO Restructured Local Proj Bonds), Ser 2014G (Insured by AMBAC), 5.250%, 4-1-23	1,200	1,200
MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev and Rev Rfdg Bonds (MI Technical Academy Proj), Ser 2012:		
7.100%, 10-1-31	1,000	1,024
7.450%, 10-1-41	2,000	2,054
MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev Bonds (Hanley Intl Academy, Inc. Proj), Ser 2010A, 6.125%, 9-1-40	4,535	4,795
MI Fin Auth, Rev Bonds (Sch Dist of Detroit), Ser 2012, 5.000%, 6-1-20	1,425	1,575
MI Fin Auth, Sr Edu Fac Rev Bonds (St. Catherine of Siena Academy Proj), Ser 2010A, 8.500%, 10-1-45 (E)	13,000	7,801
MI Fin Auth, State Aid Rev Notes (Detroit Sch Dist), Ser 2001A-1, 8.000%, 10-1-30 (E)	2,480	1,488
MI Pub Edu Fac Auth, Ltd. Oblig Rev Bonds (Old Redford Academy Proj), Ser 2005A, 5.875%, 12-1-30	1,720	1,720
MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2008A, 6.875%, 6-1-42	16,500	17,028
MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Sr Current Int Bonds, Ser 2007A, 5.125%, 6-1-22	5,760	5,562
		67,239
Minnesota – 0.4%		
Minneapolis Hlth Care Sys Rev Bonds (Fairview Hlth Svc), Ser 2008B: 6.500%, 11-15-38	4,350	4,914

Ivy Municipal High Income Fund (in thousands) MARCH 31, 2016

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri – 2.4%		
Arnold, MO, Real Ppty Tax Incr Rev Bonds (Arnold Triangle Redev Proj), Ser 2009A, 7.750%, 5-1-28	$ 455	$ 480
Belton, MO, Tax Incr Rev Bonds (Belton Marketplace Redev Proj), Ser 2012, 6.375%, 12-1-29	1,360	1,396
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A, 6.125%, 12-1-36	200	160
Grindstone Plaza Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.250%, 10-1-21	250	246
5.400%, 10-1-26	385	368
5.500%, 10-1-31	425	395
5.550%, 10-1-36	325	294
Jennings, MO, Tax Incr and Cmnty Impvt Rfdg Rev Bonds (Northland Redev Area Proj), Ser 2006, 5.000%, 11-1-23	2,340	2,342
Lakeside 370 Levee Dist (St. Charles Cnty, MO), Levee Dist Impvt Bonds, Ser 2008:		
0.000%, 4-1-55 (F)	988	148
5.750%, 4-1-55	715	701
Land Clearance for Redev Auth of St. Louis, Recovery Zone Fac Bonds (Kiel Opera House Proj), Ser 2010B, 7.000%, 9-1-35	975	1,018
Lee's Summit, MO, Tax Incr Rev Bonds (Summit Fair Proj), Ser 2011, 7.250%, 4-1-30	5,000	5,187
Meadows Trans Dev Dist (Lake Saint Louis, MO), Ser 2010, 5.400%, 5-1-35	875	907
MO Dev Fin Board, Research Fac Rev Bonds (Midwest Research Institute Proj), Ser 2007, 4.500%, 11-1-27	225	238
St. Louis Cnty, MO, Rev Notes (Lambert Arpt Eastn Perimeter Redev Proj-RPA1), Sr Ser B, 9.000%, 11-1-31	7,975	8,761
St. Louis Muni Fin Corp., Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM):		
0.000%, 7-15-36 (F)	750	344
0.000%, 7-15-37 (F)	1,500	658
Missouri (Continued)		
Tax Incr Fin Comsn of Kansas City, MO, Tax Incr Rev Bonds (Brywood Ctr Proj), Ser 2010A, 8.000%, 4-1-33 (E)	$3,950	$ 1,382
The Elm Point Commons Cmnty Impvt Dist (St. Charles, MO), Spl Assmt Bonds, Ser 2007, 5.750%, 3-1-27	105	108
The Indl Dev Auth of Kansas City, MO, Hlth Care Fac First Mtg Rev Bonds (The Bishop Spencer Place Proj), Ser 1994:		
6.250%, 1-1-24	1,035	1,037
6.500%, 1-1-35	3,000	3,005
The Indl Dev Auth of Lee's Summit, MO, Infra Fac Rev Bonds (Kensington Farms Impvt Proj), Ser 2007, 5.750%, 3-1-29	1,000	611
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, 6.850%, 4-1-29	200	205
The Indl Dev Auth of St. Joseph, MO, Hlthcare Rev Bonds (Living Cmnty of St. Joseph Proj), Ser 2002, 7.000%, 8-15-32	3,000	3,005
		32,996
Nebraska – 0.7%		
Cent Plains Enrg Proj, Gas Proj Rev Bonds (Proj No. 3), Ser 2012:		
5.250%, 9-1-37	5,000	5,597
5.000%, 9-1-42	3,000	3,262
		8,859
Nevada – 0.2%		
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, 8.000%, 6-15-30	1,500	1,727
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, 8.000%, 12-1-38	265	314
		2,041
New Hampshire – 0.2%		
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7-1-41	2,300	2,606
New Jersey – 2.0%		
NJ Econ Dev Auth, Cigarette Tax Rev Rfdg Bonds, Ser 2012:		
5.000%, 6-15-26	$ 1,000	$ 1,082
5.000%, 6-15-28	1,000	1,076
5.000%, 6-15-29	500	536
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 2000A, 5.625%, 11-15-30	2,500	2,863
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B:		
7.125%, 12-1-23	850	1,010
7.500%, 12-1-32	450	540
NJ Hlth Care Fac Fin Auth, Rev and Rfdg Bonds (Univ Hosp Issue), Ser 2015A, 5.000%, 7-1-46	2,355	2,663
Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2007-1A Sr Current Int Bonds, 4.750%, 6-1-34	5,000	4,599
Tob Stlmt Fin Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007-1A, 5.000%, 6-1-41	13,750	12,459
		26,828
New Mexico – 0.2%		
NM Hosp Equip Loan Council, Hosp Impvt and Rfdg Rev Bonds (Gerald Champion Rgnl Med Ctr Proj), Ser 2012A, 5.500%, 7-1-42	2,750	2,994
New York – 4.7%		
Build NYC Res Corp., Rev Bonds (Albert Einstein Sch of Medicine, Inc. Proj), Ser 2015, 5.500%, 9-1-45	2,500	2,790
Dormitory Auth, Sch Dist Rev Bond Fin Prog, Ser 2010A (Insured by AGM), 5.000%, 10-1-22	1,000	1,162
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A2, 6.500%, 1-1-32	5,269	5,298
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A4, 6.700%, 1-1-49	9,000	8,963

Ivy Municipal High Income Fund *(in thousands)* MARCH 31, 2016

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A5, 6.700%, 1-1-49	$ 2,179	$ 2,173
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014B, 5.500%, 7-1-20	4,202	4,211
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014C, 2.000%, 1-1-49	7,653	957
NY Liberty Dev Corp., Rev Bonds (3 World Trade Center Proj), Ser 2014, 5.000%, 11-15-44	25,000	26,901
The Orange Co. Funding Corp. (NY), Assisted Living Residence Rev Bonds (The Hamlet at Wallkill Assisted Living Proj), Ser 2012, 6.500%, 1-1-46	11,500	11,674
		64,129
North Carolina – 0.1%		
NC Med Care Comsn, Ret Fac First Mtg Rev Bonds (Galloway Ridge Proj), Ser 2010A, 6.000%, 1-1-39	1,520	1,630
Ohio – 2.1%		
Cleveland-Cuyahoga Cnty Port Auth, Dev Rev Bonds (Flats East Dev Proj), Ser 2010B, 7.000%, 5-15-40	2,550	2,915
Cleveland-Cuyahoga Cnty Port Auth, Dev Rev Bonds (Garfield Heights Proj), Ser 2004D, 5.250%, 5-15-23	960	961
Cnty of Muskingum, OH, Hosp Fac Rev Bonds (Genesis Hlth Care Sys Oblig Group Proj), Ser 2013, 5.000%, 2-15-48	8,000	8,265
Columbus-Franklin Cnty Fin Auth, Dev Rev Bonds (Cent OH Rgnl Bond Fund), (One Neighborhood Proj), Ser 2010A, 6.500%, 11-15-39	1,225	1,253

MUNICIPAL BONDS (Continued)	Principal	Value
Ohio (Continued)		
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12-1-33	$ 500	$ 594
SE OH Port Auth, Hosp Fac Rev Rfdg and Impvt Bonds (Mem Hlth Sys of OH), Ser 2012, 6.000%, 12-1-42	3,750	4,176
Toledo-Lucas Cnty Port Auth, Dev Rev Bonds (Toledo Sch for the Arts Proj), Ser 2007B, 5.500%, 5-15-28	810	843
Toledo-Lucas Cnty Port Auth, Spl Assmt Rev Bonds (Crocker Park Pub Impvt Proj), Ser 2003, 5.375%, 12-1-35	9,000	9,010
		28,017
Oklahoma – 0.7%		
OK Cnty Fin Auth, Ret Fac Rev Bonds (Concordia Life Care Cmnty), Ser 2005:		
6.125%, 11-15-25	2,000	2,003
6.000%, 11-15-38	7,495	7,502
		9,505
Oregon – 0.9%		
Hosp Fac Auth of Deschutes Cnty, OR, Hosp Rev Rfdg Bonds (Cascade Hlthcare Cmnty, Inc.), Ser 2008, 8.250%, 1-1-38	1,240	1,487
Hosp Fac Auth of Salem, OR, Rev Rfdg Bonds (Cap Manor, Inc.), Ser 2012, 6.000%, 5-15-42	1,900	2,126
OR Fac Auth, Rev Bonds (Concordia Univ Proj), Ser 2010A:		
6.125%, 9-1-30	930	996
6.375%, 9-1-40	1,750	1,892
Port of Portland, OR, Portland Intl Arpt Passenger Fac Charge Rev Bonds, Ser 2011A, 5.500%, 7-1-30	5,180	5,972
		12,473
Pennsylvania – 4.9%		
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7-1-39	200	240
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2010, 6.125%, 1-1-45	5,000	5,355

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania (Continued)		
Delaware Cnty Indl Dev Auth, Charter Sch Rev Bonds (Chester Cmnty Charter Sch Proj), Ser 2010A, 6.125%, 8-15-40	$14,500	$14,731
PA Higher Edu Fac Auth, Rev Bonds (Edinboro Univ Fndtn Student Hsng Proj at Edinboro Univ of PA), Ser 2010, 6.000%, 7-1-43	2,530	2,733
PA Higher Edu Fac Auth, Student Hsng Rev Bonds (Univ Ppty, Inc. Student Hsng Proj at East Stroudsburg Univ of PA), Ser 2010, 6.000%, 7-1-21	1,000	1,129
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009E, 0.000%, 12-1-38 (F)	18,000	21,485
Philadelphia Auth Indl Dev, Rev Bonds (Global Leadership Academy Charter Sch Proj), Ser 2010, 6.375%, 11-15-40	1,000	1,074
Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011:		
7.150%, 12-15-36	6,000	6,725
7.625%, 12-15-41	6,925	7,927
Philadelphia Auth Indl Dev, Rev Bonds (New Foundations Charter Sch Proj), Ser 2012, 6.625%, 12-15-41	3,500	3,948
Philadelphia, PA, Gas Works Rev Bonds (1998 Gen Ordinace), Ninth Ser, 5.250%, 8-1-40	1,250	1,398
The Borough of Langhorne Manor, Higher Edu and Hlth Auth (Bucks Cnty, PA), Hosp Rev Bonds (Lower Bucks Hosp), Ser 1992, 7.300%, 7-1-12 (E)	70	17
		66,762
Puerto Rico – 3.8%		
Cmnwlth of PR, GO Bonds of 2014, Ser A, 8.000%, 7-1-35	11,000	7,605
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2011C, 6.500%, 7-1-40	3,000	1,831

Ivy Municipal High Income Fund *(in thousands)* MARCH 31, 2016

MUNICIPAL BONDS (Continued)	Principal	Value
Puerto Rico (Continued)		
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2012A:		
5.750%, 7-1-28	$ 3,000	$ 1,812
5.500%, 7-1-39	5,000	2,995
PR Aqueduct and Sewer Auth, Rev Bonds, Ser 2012A (Sr Lien), 5.250%, 7-1-24	9,000	6,093
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A, 6.000%, 7-1-47	12,000	8,078
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX, 5.750%, 7-1-36	2,415	1,492
PR Elec Power Auth, Power Rev Bonds, Ser 2012A, 5.000%, 7-1-42	5,000	3,088
PR Elec Power Auth, Power Rev Bonds, Ser 2013A, 7.000%, 7-1-43	14,000	8,671
PR Pub Bldg Auth, Govt Fac Rev Rfdg Bonds, Ser U, 5.250%, 7-1-42	8,755	4,685
PR Pub Fin Corp. (Cmnwlth Approp Bonds), 2011 Ser B:		
6.000%, 8-1-25 (E)	5,025	597
6.000%, 8-1-26 (E)	1,000	119
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2009A, 6.375%, 8-1-39	5,500	2,346
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2010A, 5.375%, 8-1-39	5,000	2,055
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2010C, 6.500%, 8-1-35	1,000	427
		51,894
South Carolina – 0.1%		
Piedmont Muni Pwr Agy, SC, Elec Rev Rfdg Bonds, Ser 2008C, 5.750%, 1-1-34	1,550	1,831
Tennessee – 0.2%		
Metro Nashville Arpt Auth, Arpt Impvt Rev Bonds, Ser 2015A, 5.000%, 7-1-40	2,000	2,344
Texas – 14.5%		
Cap Area Cultural Edu Fac Fin Corp., Rev Bonds (The Roman Catholic Diocese of Austin), Ser 2005B, 6.125%, 4-1-45	3,150	3,609
Texas (Continued)		
Cass Cnty Indl Dev Corp., Envirnmt Impvt Rev Bonds, Ser 2009A, 9.500%, 3-1-33	$ 500	$ 603
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2010:		
0.000%, 1-1-36 (F)	500	228
0.000%, 1-1-40 (F)	500	190
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2015A, 5.000%, 1-1-45	4,000	4,548
Cent TX Rgnl Mobility Auth, Sub Lien Rev Rfdg Bonds, Ser 2013:		
5.000%, 1-1-33	6,000	6,670
5.000%, 1-1-42	3,000	3,237
Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013A, 5.000%, 11-1-45	8,000	8,720
Grand Prkwy Trans Corp., First Tier Toll Rev Bonds, Ser 2013A, 5.500%, 4-1-53	10,000	11,289
Hackberry, TX, Combination Spl Assmt and Contract Rev Road Bonds (Hackberry Hidden Cove Pub Impvt Dist No. 2 Proj), Ser 2009A:		
8.625%, 9-1-29	120	132
9.000%, 9-1-38	1,245	1,371
Harris Cnty Cultural Edu Fac Fin Corp., Rev Rfdg Bonds (Space Ctr Houston Proj), Sr Ser 2009, 7.000%, 8-15-28	500	544
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008:		
6.000%, 2-15-33	2,000	2,029
6.000%, 2-15-38	250	253
Houston Higher Edu Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A, 6.875%, 5-15-41	3,800	4,884
Houston, TX, Arpt Sys Spec Fac Rev Rfdg Bonds (United Airlines, Inc. Arpt Impvt Proj), Ser 2015C, 5.000%, 7-15-20	10,000	10,911
Houston, TX, Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2011B:		
5.000%, 7-1-25	1,000	1,174
5.000%, 7-1-26	2,680	3,147
La Vernia Higher Edu Fin Corp. (KIPP, Inc.), Ser 2009A, 6.375%, 8-15-44	2,000	2,356
Texas (Continued)		
La Vernia Higher Edu Fin Corp. (Winfree Academy Charter Sch), Edu Rev Bonds, Ser 2009, 9.000%, 8-15-38	$ 2,460	$ 2,757
Lubbock Hlth Fac Dev Corp., First Mtg Rev and Rfdg Bonds (Carillon Sr Life Care Cmnty Proj), Ser 2005A:		
6.500%, 7-1-26	1,500	1,523
6.625%, 7-1-36	7,000	7,102
Mission Econ Dev Corp., Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff LLC Proj), Ser 2011, 6.875%, 12-1-24	2,540	2,639
North TX Twy Auth, Spl Proj Sys Rev Bonds Convertible Cap Apprec Bonds, Ser 2011C, 0.000%, 9-1-43 (F)	11,000	10,683
Pharr, TX, Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A:		
6.250%, 8-15-29	350	389
6.500%, 8-15-39	200	224
Sanger, TX, Indl Dev Corp., Indl Dev Rev Bonds (TX Pellets Proj), Ser 2012B, 8.000%, 7-1-38	12,870	11,484
Tarrant Cnty Cultural Edu Fac Fin Corp., Charter Sch Rev Bonds (Trinity Basin Preparatory Proj), Ser 2009A, 7.750%, 6-1-39	155	188
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007:		
5.500%, 11-15-22	2,000	2,073
5.625%, 11-15-27	250	258
5.750%, 11-15-37	6,840	6,999
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Mirador Proj), Ser 2010A:		
8.000%, 11-15-29	2,500	2,148
8.125%, 11-15-39	5,000	4,298
Tarrant Cnty, TX, Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty Proj), Ser 2015B-1, 4.500%, 11-15-21	6,000	6,062
TX Muni Gas Acquisition and Supply Corp. III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12-15-32	3,000	3,350

Ivy Municipal High Income Fund *(in thousands)* MARCH 31, 2016

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010:		
7.500%, 6-30-32	$ 2,000	$ 2,477
7.500%, 6-30-33	2,700	3,344
7.000%, 6-30-40	13,430	16,238
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12-31-39	12,975	15,313
TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A, 6.200%, 2-15-40	10,000	11,956
TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Odyssey Academy, Inc.), Ser 2010A, 7.125%, 2-15-40	2,000	2,463
TX Trans Comsn, Cent TX Tpk Sys First Tier Rev Rfdg Bonds, Ser 2012-A, 5.000%, 8-15-41	10,000	11,232
Wise Cnty, TX, Lease Rev Bonds (Parker Cnty Jr College Dist Proj), Ser 2011, 8.000%, 8-15-34	5,000	6,031
		197,126
Utah – 0.4%		
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Davis Preparatory Academy), Ser 2010, 6.250%, 7-15-30	1,015	1,115
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Star Academy Proj), Ser 2010B, 7.000%, 7-15-45	2,100	2,315
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (Paradigm High Sch), Ser 2010, 6.375%, 7-15-40	2,160	2,234
		5,664
Virgin Islands – 0.1%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Diageo Proj), Ser 2009A, 6.625%, 10-1-29	$ 935	$ 1,045
Virginia – 2.0%		
Econ Dev Auth of James City Cnty, VA, Residential Care Fac Rev Bonds (VA Utd Methodist Homes of Williamsburg, Inc.), Ser 2013A:		
6.000%, 6-1-43	3,039	2,998
2.000%, 10-1-48	983	44
Indl Dev Auth of Smyth Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009A, 8.000%, 7-1-38	450	515
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C:		
7.250%, 7-1-19	490	535
7.500%, 7-1-29	25	29
Mosaic Dist Cmnty Dev Auth, Fairfax Cnty, VA, Rev Bonds, Ser 2011A, 6.875%, 3-1-36	4,300	4,959
Norfolk Redev and Hsng Auth, Multifam Rental Hsng Fac Rev Bonds (1016 L.P. – Sussex Apt Proj), Ser 1996, 8.000%, 9-1-26	380	380
VA Small Business Fin Auth, Sr Lien Rev Bonds (Elizabeth River Crossing Opco LLC Proj), Ser 2012:		
6.000%, 1-1-37	8,000	9,353
5.500%, 1-1-42	7,500	8,371
		27,184
Washington – 1.6%		
Indl Dev Corp of the Port of Seattle, Spl Fac Rev Rfdg Bonds (Delta Air Lines, Inc. Proj), Ser 2012, 5.000%, 4-1-30	4,000	4,282
Port of Sunnyside, Yakima Cnty, WA, Rev Bonds (Indl Wastewater Treatment Sys), Ser 2008, 6.625%, 12-1-21	1,775	1,912
WA Hlth Care Fac Auth, Rev Bonds (Cent WA Hlth Svcs Assoc), Ser 2009:		
6.250%, 7-1-24	795	912
7.000%, 7-1-31	$1,680	$ 2,006
7.000%, 7-1-39	2,000	2,388
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008, 7.375%, 3-1-38	250	295
WA State Hsng Fin Comsn (Rockwood Ret Cmnty Proj), Nonprofit Hsng Rev and Rfdg Rev Bonds, Ser 2014A, 7.500%, 1-1-49	8,000	9,245
		21,040
West Virginia – 0.3%		
Brooke Cnty, WV, Rev Bonds (Bethany College), Ser 2011A, 6.750%, 10-1-37	4,000	4,422
Wisconsin – 2.1%		
Pub Fin Auth, Sr Arpt Fac Rev and Rfdg Bonds (Trlps Obligated Group), Ser 2012B, 5.000%, 7-1-42	5,000	5,276
WI Hlth and Edu Fac Auth, Rev Bonds (Beloit College), Ser 2010A:		
6.125%, 6-1-35	1,220	1,365
6.125%, 6-1-39	250	278
WI Hlth and Edu Fac Auth, Rev Bonds (Saint John's Cmnty, Inc.), Ser 2009:		
7.250%, 9-15-29	2,180	2,603
7.625%, 9-15-39	5,500	6,708
WI Hlth and Edu Fac Auth, Rev Bonds (Woodland Hills Sr Hsng Proj), Ser 2014, 5.000%, 12-1-44	4,000	4,090
WI Pub Fin Auth, Edu Rev Bonds (Cornerstone Charter Academy Proj), Ser 2016A, 5.125%, 2-1-46	4,000	3,993
WI Pub Fin Auth, Edu Rev Bonds (Triad Edu Svc), Ser 2015A, 5.500%, 6-15-45	4,000	4,037
		28,350
TOTAL MUNICIPAL BONDS – 91.3%		**$1,243,091**
(Cost: $1,201,880)		

Ivy Municipal High Income Fund *(in thousands)* MARCH 31, 2016

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (H) – 5.4%		
Baxter International, Inc.,		
0.710%, 4-1-16	$ 8,000	$ 8,000
0.730%, 4-4-16	10,000	9,999
Becton Dickinson & Co.,		
0.760%, 4-4-16	10,000	9,999
Bemis Co., Inc.,		
0.500%, 4-26-16	3,000	2,999
BorgWarner, Inc.,		
0.490%, 4-21-16	5,000	4,999
Campbell Soup Co.,		
0.440%, 4-19-16	5,000	4,999
Clorox Co. (The),		
0.570%, 4-8-16	4,680	4,679
0.460%, 4-11-16	2,200	2,200
0.480%, 4-18-16	8,300	8,298
0.500%, 5-4-16	5,000	4,998
J.M. Smucker Co. (The),		
0.650%, 4-1-16	2,148	2,148
Kroger Co. (The),		
0.460%, 4-11-16	7,500	7,499
NBCUniversal Enterprise, Inc.,		
0.650%, 4-7-16	3,000	3,000
		73,817
Master Note – 0.3%		
Toyota Motor Credit Corp.,		
0.443%, 4-6-16 (I)	3,766	3,766
Municipal Obligations – 1.3%		
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank N.A.),		
0.460%, 4-7-16 (I)	5,400	5,400
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2005 (GTD by U.S. Bank N.A.),		
0.410%, 4-7-16 (I)	$ 700	$ 700
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006 (GTD by U.S. Bank N.A.),		
0.410%, 4-7-16 (I)	1,400	1,400
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.),		
0.430%, 4-7-16 (I)	2,100	2,100
MN Office of Higher Edu, Adj Rate Supplemental Student Loan Prog Rev Bonds, Ser 2008B (Tax-Exempt), (GTD by U.S. Bank N.A.),		
0.430%, 4-7-16 (I)	1,300	1,300
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.370%,		
4-1-16 (I)	5,000	5,000
Tuscaloosa Cnty Indl Dev Auth, Gulf Opp Zone Bonds (Hunt Refining Proj), Ser 2011I (GTD by Bank of Nova Scotia),		
0.410%, 4-7-16 (I)	$2,000	$ 2,000
		17,900
TOTAL SHORT-TERM SECURITIES – 7.0%		**$ 95,483**
(Cost: $95,479)		
TOTAL INVESTMENT SECURITIES – 98.6%		**$1,343,179**
(Cost: $1,301,401)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.4%		**18,414**
NET ASSETS – 100.0%		**$1,361,593**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(C)Payment-in-kind bonds.

(D)Purchased on a when-issued basis with settlement subsequent to March 31, 2016.

(E)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(F)Zero coupon bond.

(G)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016.

(H)Rate shown is the yield to maturity at March 31, 2016.

(I)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$—	$ 1,250	$—
Corporate Debt Securities	—	3,355	—
Municipal Bonds	—	1,243,091	—
Short-Term Securities	—	95,483	—
Total	$—	$1,343,179	$—

During the year ended March 31, 2016, securities totaling $1,250 were transferred from Level 3 to Level 2 due to increased availability of observable market data due to increased market activity or information for these securities. Transfers out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Level 1 and 2 during the year.

The following acronyms are used throughout this schedule:

AMBAC = American Municipal Bond Assurance Corp.
AGM = Assured Guaranty Municipal
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Ivy Small Cap Growth Fund

(UNAUDITED)



Timothy J. Miller

Below, Timothy Miller, CFA, portfolio manager of the Ivy Small Cap Growth Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2016. He has managed the Fund since 2010 and has 37 years of investment experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2016	
Ivy Small Cap Growth Fund (Class A shares at net asset value)	–8.91%
Ivy Small Cap Growth Fund (Class A shares including sales charges)	–14.14%
Benchmark(s) and/or Lipper Category	
Russell 2000 Growth Index (generally reflects the performance of small-company growth stocks)	–11.84%
Lipper Small-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–12.11%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key drivers

The small-cap market proved to be disappointing for investors over the past fiscal year ending March 31, 2016. After holding a relatively flat pattern from the beginning of 2014 until the end of 2015, the Russell 2000 Growth Index, the Fund's benchmark, fell sharply during the late December through early February time period. Issues affecting the stocks were numerous, led by domestic recession fears, collapsing oil prices, widening credit spreads, and the prospect of Federal Reserve (Fed) interest rate hikes. The result was a double-digit decline for the index. For the fiscal year, small-caps stocks underperformed both large- and mid-cap stocks. In addition, small-cap growth stocks slightly lagged small-cap value stocks during the period. All hope was not lost, however, as the index staged a nice rally from the February lows to the end of March. The plethora of fears proved to be overly pessimistic, and a rally in oil prices relieved some of the aforementioned concerns.

There were two noteworthy and unrelated trends that had an inordinate impact on the index and the Fund over the past fiscal year. The first was the end of the powerful, multi-year uptrend in the small-cap biotech and pharmaceutical stocks. This group makes up as much as 13% of the index and the stocks tend to trade as a group (with the exception of a periodic spike up or down for individual stocks based on a drug success or failure). The fundamental drivers of biotechs over the past few years have been many. A strong commercialization cycle of large revenue-generating drugs raised expectations for all pipelines. A promising innovation cycle was fueled by easy access to capital in a friendly initial public offering (IPO) market buoyed by low interest rates and high valuations. A supportive Food and Drug Administration (FDA) regulatory environment also eased the pathway for new drugs to market; and finally, mergers and acquisitions (M&As) available at big premiums were abundant. So the forces behind the multi-year move were legitimate, but expectations and valuations were also rising to levels that were not incorporating much risk. A little 'tweet" from the Hilary Clinton campaign, and the scandal at Valeant Pharmaceuticals (not a Fund holding) raised the issue of pharmaceutical pricing, which proved to be a trend-buster and the subsequent carnage was significant. The biotech portion of the index was down for the year, with much of the decline occurring in the most recent quarter. The spillover effect on the rest of health care dragged the performance for the sector down for the fiscal year. The health care sector represents about 26% of the index so the impact was substantial.

The second major negative trend for small caps was the sharp correction in oil prices, an impact that goes well beyond the small sector weighting of energy in the index. Oil prices collapsed over the past fiscal year from a $60 per barrel range to the mid $20 per barrel range. The inflection point was somewhere in the $30 range, where virtually all production in the U.S. becomes uneconomic. The result of this downtrend was a sharp correction in drilling and economic activity in all of the oil-producing regions of the country. The unforeseen impact was on all of the peripheral industries supporting oil production, from transports to banks to machinery to lodging, retail and restaurants. High yield bond spreads in the energy sector widened dramatically and dragged general credit spreads wider. The admittedly small energy sector was down 47% for the year, but it pressured the industrials, materials and transport sectors as well. It seemed that the oil price "dividend" of cheaper gas for consumers was overwhelmed by the damage it inflicted on the rest of the U.S. economy. These two powerful forces were the primary drag on small-cap performance over the past 12 months.

Contributors and detractors

Over the past fiscal year, the Fund performed better than the benchmark, before sales charges. Conservative positioning in the two sectors previously mentioned were a significant contributor to performance compared to the benchmark. In the energy sector, the Fund nearly generated a gain for the year versus decline in the benchmark. The strategy employed was to focus on exploration and production (E&P) companies primarily in the lowest cost, most prolific basin, which is the Permian Basin of West Texas. In addition, the Fund emphasized companies with the best reserve positions, lowest debt and most efficient operations. Stocks such as Diamondback Energy, RSP Permian, and Parsley Energy generated positive returns for the Fund over the 12-month period. Timely trades in Bonanza Creek Energy (no longer a Fund holding) and Synergy Resources also generated gains. These gains were offset by relatively small losses from Matador Resources and Viper Energy Partners. The strategy going forward will be to maintain an overweight position in the sector focused on the higher quality E&P companies with an eye toward broadening out the positions and considering exposure to the oil service sector. At some point over the next year it should become clear that domestic oil production has contracted meaningfully, inventories have begun to decline, and we believe the global supply/demand balance should shift more favorably for oil prices. A moderate improvement in oil prices would be a good recipe for many sectors of the economy and could similarly benefit the stock market.

The Fund's performance in health care was benefited due to a combination of limited exposure to the biotech correction and absolute gains from DexCom, Inc. and a number of health care service stocks. The Fund's biotech exposure is principally derived via a total return swap, which provides an index-like position in the index's biotech and pharmaceutical stocks. The weighting of the swap in the Fund has ranged from zero to 3%, significantly below the benchmark, which resulted in a modest loss for the Fund versus the substantial decline in the index. On the health care services front, the Fund focused on the attractive surgery center industry and temporary help sector with stocks like Amsurg Corp., Surgical Care Affiliates and AMN Healthcare. All three of these stocks were up for the fiscal year. Similarly, DexCom is one of the top positions in the Fund, and it was also up for the fiscal year. The company's extraordinary success with its continuous glucose monitoring systems for diabetics has led to consistent year-over-year revenue growth above 50% for the past three years. Advanced applications continue to broaden the market and penetration of the product in a multi-billion global opportunity. Gains from these stocks were offset by the broad health care correction, which pressured other medical device and technology stocks in the portfolio. The outlook for the sector appears to be a bit mixed; macro trends remain supportive of the sector, but regulatory trends have turned more negative and the momentum on new drug commercialization has slowed. M&A remains a potential positive for the sector but is a difficult situation to predict.

Two other significant contributors to the Fund's outperformance, compared to the benchmark, were the technology and consumer discretionary sectors. In both cases, the strategy to focus on the higher quality, recurring revenue, service oriented business models proved successful. In the case of technology, this was accomplished with an emphasis on leading SAAS (software as a service) companies like Ultimate Software; tech services companies like Jack Henry & Associates and Manhattan Associates; and the initiation during the fiscal year of positions in the defense technology services industry with Booz Allen & Hamilton, CACI International, and defense electronics via Mercury Computer Systems. The defense sector has been under Federal budget pressure for the past four to five years but that trend is appearing to reverse in the budget cycle for the next few years, with particular growth in spending for cyber security and technology systems. Looking ahead we also expect to see renewed acceleration in global communication equipment spending, which will benefit a number of our component, semiconductor and contract manufacturing positions.

The consumer discretionary sector was quite erratic in spite of the strongly favorable macro trends, which included strong job growth, plunging oil prices and historic low interest rates. The Fund navigated through this confusion fortunately with more weight on the winners than the disappointments, which led to a positive attribution for the fiscal year. The largest contributor was ski resort owner/operator Vail Resorts. The stock never buckled during the market corrections as investors are appreciating the dominant position of the company and its amazingly stable financial model in spite of the weather variations that can affect visitation at its resorts. The company's successful takeover of Park City Mountain Resort (not a holding) in Utah added another marquee property to its global diversification of resorts, which fuel the success of its season pass-driven business model. Other winners in this sector included Pool Corp., Dave & Buster's Entertainment, Monro Muffler and Sonic Corp. These and others more than offset surprising weakness from a number of retailers including Zumiez (no longer a Fund holding), Kate Spade and Burlington Stores. The retail industry is facing secular challenges from e-commerce and consumer spending trends moving away from retail, so the Fund will attempt to follow the growth areas of this sector.

Outlook

The upcoming fiscal year appears to hold promise for better returns from the small-cap sector, but the tenuous global macro condition will keep the Fund more concentrated in the aforementioned domestic service sectors of technology, health care and consumer discretionary and staples. The Fund will attempt to opportunistically pursue out-of-favor growth opportunities in energy, industrials and financials.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more well-established companies. Prices of growth stocks may be more sensitive to changes in current or expected earning s than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Small Cap Growth Fund's performance.

Ivy Small Cap Growth Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	97.2%
Information Technology	29.6%
Consumer Discretionary	21.7%
Health Care	15.6%
Financials	12.1%
Industrials	10.6%
Energy	5.1%
Consumer Staples	2.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**2.8%**

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	139/554	26
3 Year	217/492	45
5 Year	205/436	47
10 Year	48/313	16

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Ultimate Software Group, Inc. (The)	Information Technology	Application Software
Vail Resorts, Inc.	Consumer Discretionary	Leisure Facilities
AMN Healthcare Services, Inc.	Health Care	Health Care Services
Watsco, Inc.	Industrials	Trading Companies & Distributors
SVB Financial Group	Financials	Regional Banks
Monro Muffler Brake, Inc.	Consumer Discretionary	Automotive Retail
Jack Henry & Associates, Inc.	Information Technology	Data Processing & Outsourced Services
Booz Allen Hamilton Holding Corp.	Information Technology	IT Consulting & Other Services
Pool Corp.	Consumer Discretionary	Distributors
DexCom, Inc.	Health Care	Health Care Equipment

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Small Cap Growth Fund

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Ivy Small Cap Growth Fund, Class A Shares(1) $18,218
Russell 2000 Growth Index $17,913
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class E	Class I	Class R	Class R6	Class Y
1-year period ended 3-31-16	-14.14%	-12.74%	-9.48%	-14.17%	-8.59%	-9.10%	-8.46%	-8.80%
5-year period ended 3-31-16	5.50%	5.61%	6.07%	5.41%	7.17%	6.54%	—	6.92%
10-year period ended 3-31-16	6.18%	5.96%	6.13%	—	—	6.69%	—	7.04%
Since Inception of Class through 3-31-16(5)	—	—	—	6.65%	8.14%	—	3.04%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-2-07 for Class E shares, 4-2-07 for Class I shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Small Cap Growth Fund (in thousands) MARCH 31, 2016

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 2.2%		
Kate Spade & Co. (A)	281	$ 7,174
Oxford Industries, Inc.	207	13,943
		21,117
Automotive Retail – 2.5%		
Monro Muffler Brake, Inc.	326	23,328
Broadcasting – 0.3%		
Townsquare Media, Inc. (A)	289	3,244
Casinos & Gaming – 0.0%		
Penn National Gaming, Inc. (A)	10	159
Distributors – 3.9%		
Core-Mark Holding Co., Inc.	193	15,733
Pool Corp.	235	20,593
		36,326
General Merchandise Stores – 1.7%		
Burlington Stores, Inc. (A)	123	6,901
Ollie's Bargain Outlet Holdings, Inc. (A)	383	8,976
		15,877
Internet Retail – 1.4%		
Travelport Worldwide Ltd.	942	12,861
Leisure Facilities – 3.6%		
Vail Resorts, Inc.	255	34,100
Restaurants – 6.1%		
Dave & Buster's Entertainment, Inc. (A)	443	17,162
Fiesta Restaurant Group, Inc. (A)	405	13,269
Sonic Corp. (B)	323	11,339
Texas Roadhouse, Inc., Class A	371	16,160
		57,930
Total Consumer Discretionary – 21.7%		**204,942**
Consumer Staples		
Packaged Foods & Meats – 2.5%		
Lance, Inc. (B)	558	17,575
TreeHouse Foods, Inc. (A)	68	5,908
		23,483
Total Consumer Staples – 2.5%		**23,483**
Energy		
Oil & Gas Exploration & Production – 5.1%		
Diamondback Energy, Inc. (A)	177	13,669
Matador Resources Co. (A)	416	7,884
Parsley Energy, Inc., Class A (A)	232	5,236
RSP Permian, Inc. (A)	375	10,887
Synergy Resources Corp. (A)	509	$ 3,957
Viper Energy Partners L.P.	378	6,170
		47,803
Total Energy – 5.1%		**47,803**
Financials		
Asset Management & Custody Banks – 1.8%		
Janus Capital Group, Inc.	421	6,157
WisdomTree Investment, Inc.	979	11,184
		17,341
Real Estate Services – 1.5%		
RE/MAX Holdings, Inc., Class A	399	13,682
Regional Banks – 8.8%		
Bank of the Ozarks, Inc.	433	18,191
Cathay General Bancorp	545	15,443
Home BancShares, Inc.	340	13,924
PrivateBancorp, Inc.	312	12,047
SVB Financial Group (A)	230	23,457
		83,062
Total Financials – 12.1%		**114,085**
Health Care		
Health Care Equipment – 3.2%		
DexCom, Inc. (A)	296	20,074
Nevro Corp. (A)	180	10,121
		30,195
Health Care Facilities – 3.9%		
Acadia Healthcare Co., Inc. (A)	90	4,977
AmSurg Corp. (A)	227	16,919
Surgery Partners, Inc. (A)	196	2,604
Surgical Care Affiliates, Inc. (A)	266	12,296
		36,796
Health Care Services – 5.0%		
AMN Healthcare Services, Inc.(A)	831	27,923
Ensign Group, Inc. (The)	448	10,141
ExamWorks Group, Inc. (A)	322	9,513
		47,577
Health Care Supplies – 1.2%		
LDR Holding Corp. (A)	439	11,185
Health Care Technology – 0.9%		
Medidata Solutions, Inc. (A)	217	8,395
Life Sciences Tools & Services – 1.1%		
Cambrex Corp. (A)	232	10,199
Managed Health Care – 0.3%		
HealthEquity, Inc. (A)	122	3,012
Total Health Care – 15.6%		**147,359**
Industrials		
Aerospace & Defense – 0.7%		
HEICO Corp.	110	$ 6,608
Air Freight & Logistics – 1.0%		
Hub Group, Inc. (A)	226	9,198
Building Products – 0.9%		
Apogee Enterprises, Inc.	193	8,491
Diversified Support Services – 0.3%		
Ritchie Bros. Auctioneers, Inc.	121	3,288
Human Resource & Employment Services – 0.4%		
Kforce, Inc.	176	3,440
Office Services & Supplies – 1.0%		
HNI Corp.	243	9,499
Trading Companies & Distributors – 3.9%		
Rush Enterprises, Inc. (A)	539	9,835
Watsco, Inc. (B)	204	27,473
		37,308
Trucking – 2.4%		
Covenant Transportation Group, Inc., Class A (A)	445	10,765
Knight Transportation, Inc.	448	11,702
		22,467
Total Industrials – 10.6%		**100,299**
Information Technology		
Application Software – 12.3%		
Descartes Systems Group, Inc. (The) (A)(C)	505	9,826
HubSpot, Inc. (A)	195	8,523
Manhattan Associates, Inc. (A)	323	18,346
Paycom Software, Inc. (A)	411	14,621
SS&C Technologies Holdings, Inc.	75	4,738
Tyler Technologies, Inc. (A)	121	15,575
Ultimate Software Group, Inc. (The) (A)(B)	188	36,427
Zendesk, Inc. (A)	388	8,115
		116,171
Communications Equipment – 0.8%		
Lumentum Holdings, Inc. (A)	279	7,514
Data Processing & Outsourced Services – 2.6%		
Echo Global Logisitics, Inc. (A)	101	2,754
Jack Henry & Associates, Inc. (B)	259	21,877
		24,631

Ivy Small Cap Growth Fund (in thousands) MARCH 31, 2016

COMMON STOCKS (Continued)	Shares	Value
Electronic Equipment & Instruments – 0.7%		
FEI Co.	80	$ 7,094
Electronic Manufacturing Services – 3.7%		
Fabrinet (A)	329	10,631
M/A-COM Technology Solutions Holdings, Inc. (A)	314	13,737
Mercury Computer Systems, Inc. (A)	511	10,367
		34,735
IT Consulting & Other Services – 5.1%		
Booz Allen Hamilton Holding Corp.	696	21,081
CACI International, Inc., Class A (A)	123	13,168
Science Applications International Corp.	265	14,156
		48,405
Semiconductor Equipment – 0.5%		
MaxLinear, Inc., Class A (A)	242	4,477
Semiconductors – 2.9%		
Microsemi Corp. (A)	221	8,455
Monolithic Power Systems, Inc.	131	8,318
Semiconductor Equipment (Continued)		
Power Integrations, Inc. (B)	217	$ 10,751
		27,524
Systems Software – 1.0%		
Proofpoint, Inc. (A)	175	9,406
Total Information Technology – 29.6%		279,957
TOTAL COMMON STOCKS – 97.2%		$917,928
(Cost: $709,460)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (D) – 2.6%		
Bemis Co., Inc., 0.480%, 4-19-16	$4,000	3,999
Danaher Corp., 0.450%, 4-6-16	4,000	4,000
Hershey Co. (The), 0.300%, 4-12-16	5,000	4,999
John Deere Canada ULC (GTD by Deere & Co.), 0.320%, 4-12-16	2,500	2,500
Commercial Paper (D) (Continued)		
Rockwell Automation, Inc.:		
0.610%, 4-1-16	$2,832	$ 2,832
0.570%, 4-6-16	4,000	4,000
St. Jude Medical, Inc., 0.480%, 4-19-16	2,000	1,999
		24,329
Master Note – 0.2%		
Toyota Motor Credit Corp., 0.443%, 4-6-16 (E)	2,027	2,027
TOTAL SHORT-TERM SECURITIES – 2.8%		$ 26,356
(Cost: $26,356)		
TOTAL INVESTMENT SECURITIES – 100.0%		$944,284
(Cost: $735,816)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		25
NET ASSETS – 100.0%		$944,309

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $2,337 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(C)Listed on an exchange outside the United States.

(D)Rate shown is the yield to maturity at March 31, 2016.

(E)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following total return swap agreements were outstanding at March 31, 2016:

Counterparty	Number of Shares	Underlying Security	Termination Date	Notional Amount	Financing Fee(1)(2)	Unrealized Depreciation
JPMorgan Chase Bank N.A.	243,972	Biotech Custom Index	09/05/2016	$21,311	1M LIBOR less 50 bps	$(865)

(1)The Fund pays the financing fee multiplied by the notional amount each month.

(2)At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. As the payer, a Fund would receive payments on any net positive total return, and would owe payments in the event of a negative total return.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$917,928	$ —	$ —
Short-Term Securities	—	26,356	—
Total	$917,928	$26,356	$ —
Liabilities			
Total Return Swaps	$ —	$ 865	$ —

During the year ended March 31, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule.:

GTD = Guarenteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.


Kenneth G. Gau

Below, Kenneth G. Gau, portfolio manager of Ivy Small Cap Value Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2016. He has managed the Fund since 2014 and has 21 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2016	
Ivy Small Cap Value Fund (Class A shares at net asset value)	–5.11%
Ivy Small Cap Value Fund (Class A shares including sales charges)	–10.59%
Benchmark(s) and/or Lipper Category	
Russell 2000 Value Index (generally reflects the performance of small-company value style stocks)	–7.72%
Lipper Small-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–6.46%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key factors

After a pretty long uninterrupted run without a 10% correction in the broader market, the Russell 2000 Value Index, the Fund's benchmark, finally succumbed in the third quarter of calendar year 2015. This situation proved to be too much of a deficit to recover in the fiscal 12-month period ended March 31, 2016 and the index finished down 7.72%. What led to the struggles during the fiscal year was a combination of concerns regarding decelerating global growth, uncertainty around movements in central bank policies, geopolitical concerns (Syria), and implications of the impending U.S. presidential election.

Within this tough environment, the Fund performed very well on a relative basis, exceeding the index return by over 400 basis points gross of sales charges. While losing in an absolute sense is never comforting, we believe it is important that we have exhibited that the Fund has performed well relative to its benchmark in both up and down markets during the past several years.

Contributors and detractors

As is often is the case, stock selection was the ultimate driver for relative outperformance versus the index during the fiscal period. Being that we run a more concentrated Fund (targeting 45-65 holdings), we had 10 stocks that contributed 50 basis points or greater to returns (representing six different sectors), and six stocks that detracted 50 basis points or greater (representing five different sectors). More importantly, when these greatest contributors and detractors were combined, the group netted roughly a positive 400 basis point contribution to the Fund's relative annual return.

At the sector level, four sectors contributed greater than 50 basis points to performance while only one detracted greater than 50 basis points. The Fund's four best sectors in terms of attribution were consumer staples, technology, industrials and energy, while the worst performing sector was consumer discretionary.

Outlook

Over the past fiscal year, two factors have played a major role in the more defensive posturing of the Fund. First, the continued strengthening of the U.S. dollar perpetuated a negative feedback loop that had a destabilizing effect on the market. The strong dollar pressured commodities, which pressured credit markets (high yield bonds have a considerable amount of commodity exposure), and pressured emerging markets (not only do many emerging market countries have exposure to U.S. dollar-denominated debt, but many are huge commodity exporters). Second, the precipitous fall in energy prices, while clearly benefiting the consumer, was more destabilizing to markets and economies than the consumer benefit.

Over the past few months these risk factors have somewhat subsided, which has made us rethink our allocations within the Fund. In the case of the strengthening U.S. dollar, it seems that the Federal Reserve (Fed) more clearly recognizes the damage caused by this factor and it has taken a more dovish route. While the Fed clearly can change directions, this appears to us as something that will stick around for some time as implications from troubles in emerging markets seems greater than getting behind on attacking inflationary pressures (which don't seem to even exist at the moment). As far as oil is concerned, it finally seems like the supply correction brought upon by the massive price drop has led to some price stabilization (the U.S. dollar cooling off also helps). Since we believe we now have greater clarity on both of these issues and both appear to have directionally improved, we have become less defensive in our portfolio construction. Overall, we believe that these new dynamics should be positive for stocks in general and in particular for some of the market sectors that have been under tremendous pressure for a number of quarters.

Within the Fund, we have added some cyclicality (energy, materials and industrials, more specifically with focus on gaining great exposure to areas that would benefit from a flat to weakening U.S. dollar), and we took some profits in some defensive areas where we had been considerably overweight (predominantly consumer staples). In addition, due to the most recent communications from the Fed and recognizing that there are negative interest rates in numerous parts of the world, we more firmly believe that interest rates will be lower for longer in the U.S. and therefore have trimmed some bank exposure while adding to real estate investment trusts.

Independent of this tweak to our macro assessment, we remain committed to bottom-up analysis first and foremost. Focusing on identifying what we think are quality undervalued companies over time is designed to serve our clients' best interests, and therefore continues to garner our greatest attention. We are confident in our process and are looking forward to see what the next fiscal year yields.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is no guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more established companies. Value stocks are stocks of companies that may have experienced adverse business or industry developments, or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The portfolio manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Small Cap Value Fund.

Ivy Small Cap Value Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	**97.5%**
Financials	22.4%
Industrials	19.8%
Information Technology	15.1%
Materials	12.7%
Consumer Discretionary	8.1%
Consumer Staples	6.2%
Utilities	6.1%
Energy	5.0%
Health Care	2.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**2.5%**

Lipper Rankings

Category: Lipper Small-Cap Value Funds	Rank	Percentile
1 Year	101/309	33
3 Year	125/263	48
5 Year	152/227	67
10 Year	68/145	47

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Take-Two Interactive Software, Inc.	Information Technology	Home Entertainment Software
Monro Muffler Brake, Inc.	Consumer Discretionary	Automotive Retail
Webster Financial Corp.	Financials	Regional Banks
BankUnited, Inc.	Financials	Regional Banks
Great Plains Energy, Inc.	Utilities	Electric Utilities
Scotts Miracle-Gro Co. (The)	Materials	Fertilizers & Agricultural Chemicals
Smart & Final Stores, Inc.	Consumer Staples	Food Retail
Reinsurance Group of America, Inc.	Financials	Reinsurance
Woodward, Inc.	Industrials	Industrial Machinery
Beacon Roofing Supply, Inc.	Industrials	Trading Companies & Distributors

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Small Cap Value Fund

(UNAUDITED)



Ivy Small Cap Value Fund, Class A Shares(1) $16,150
Russell 2000 Value Index $15,414
$30,000
$20,000
$10,000
$0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class E(5)	Class I	Class R	Class R6	Class Y
1-year period ended 3-31-16	-10.59%	-9.17%	-5.77%	-10.25%	-4.71%	-5.24%	-4.52%	-4.92%
5-year period ended 3-31-16	4.69%	4.74%	5.20%	5.10%	6.46%	—	—	6.18%
10-year period ended 3-31-16	4.91%	4.60%	4.75%	—	—	—	—	5.86%
Since Inception of Class through 3-31-16(6)	—	—	—	5.00%	5.87%	10.02%	1.96%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)Class E shares are not currently available for investment.

(6)4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Small Cap Value Fund (in thousands)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Automotive Retail – 4.4%		
Monro Muffler Brake, Inc.	155	$11,049
Movies & Entertainment – 2.7%		
AMC Entertainment Holdings, Inc., Class A	138	3,874
Carmike Cinemas, Inc. (A)	92	2,757
		6,631
Restaurants – 1.0%		
Cheesecake Factory, Inc. (The)	47	2,480
Total Consumer Discretionary – 8.1%		**20,160**
Consumer Staples		
Food Retail – 2.8%		
Smart & Final Stores, Inc. (A)	425	6,886
Packaged Foods & Meats – 3.4%		
Pinnacle Foods, Inc.	55	2,440
TreeHouse Foods, Inc. (A)	70	6,055
		8,495
Total Consumer Staples – 6.2%		**15,381**
Energy		
Oil & Gas Equipment & Services – 1.0%		
U.S. Silica Holdings, Inc.	110	2,506
Oil & Gas Exploration & Production – 4.0%		
EnCana Corp.	206	1,255
Laredo Petroleum Holdings, Inc. (A)	804	6,372
Parsley Energy, Inc., Class A (A)	51	1,161
Whiting Petroleum Corp. (A)	133	1,064
		9,852
Total Energy – 5.0%		**12,358**
Financials		
Hotel & Resort REITs – 0.9%		
Pebblebrook Hotel Trust	77	2,227
Office REITs – 2.5%		
Highwoods Properties, Inc.	96	4,609
Mack-Cali Realty Corp.	71	1,668
		6,277
Property & Casualty Insurance – 1.3%		
Argo Group International Holdings Ltd.	57	3,279
Regional Banks – 10.0%		
BankUnited, Inc.	274	$ 9,426
PrivateBancorp, Inc.	38	1,451
Synovus Financial Corp.	64	1,847
Webster Financial Corp.	268	9,607
Western Alliance Bancorporation (A)	72	2,414
		24,745
Reinsurance – 4.1%		
Endurance Specialty Holdings Ltd.	53	3,476
Reinsurance Group of America, Inc.	70	6,709
		10,185
Retail REITs – 2.1%		
Kite Realty Group Trust	187	5,173
Specialized REITs – 1.5%		
Entertainment Properties Trust	57	3,764
Total Financials – 22.4%		**55,650**
Health Care		
Health Care Facilities – 2.1%		
LifePoint Health, Inc. (A)	74	5,090
Total Health Care – 2.1%		**5,090**
Industrials		
Aerospace & Defense – 2.0%		
Hexcel Corp.	113	4,939
Building Products – 2.1%		
Continental Building Products, Inc. (A)	282	5,235
Commercial Printing – 1.3%		
Deluxe Corp.	53	3,318
Construction Machinery & Heavy Trucks – 1.5%		
Manitowoc Co., Inc. (The)	381	1,649
Manitowoc Co., Inc. (The) (A)	137	2,019
		3,668
Diversified Support Services – 1.1%		
G&K Services, Inc. (A)	39	2,864
Heavy Electrical Equipment – 0.8%		
Babcock & Wilcox Enterprises, Inc. (A)	89	$ 1,903
Industrial Machinery – 2.7%		
Woodward, Inc.	128	6,674
Marine – 1.6%		
Kirby Corp. (A)	66	3,979
Office Services & Supplies – 1.3%		
Avery Dennison Corp.	45	3,225
Trading Companies & Distributors – 2.7%		
Beacon Roofing Supply, Inc. (A)	162	6,648
Trucking – 2.7%		
Marten Transport Ltd.	105	1,971
Swift Transportation Co.(A)	90	1,671
YRC Worldwide, Inc. (A)	331	3,081
		6,723
Total Industrials – 19.8%		**49,176**
Information Technology		
Communications Equipment – 0.8%		
Bookham, Inc. (A)	350	1,889
Data Processing & Outsourced Services – 1.5%		
Wright Express Corp. (A)	45	3,777
Home Entertainment Software – 4.6%		
Take-Two Interactive Software, Inc. (A)	306	11,531
IT Consulting & Other Services – 3.2%		
Computer Sciences Corp.	88	3,026
Science Applications International Corp.	90	4,806
		7,832
Semiconductor Equipment – 1.5%		
Teradyne, Inc.	176	3,791
Semiconductors – 2.8%		
Cypress Semiconductor Corp.	408	3,537
Fairchild Semiconductor International, Inc. (A)	175	3,494
		7,031
Technology Distributors – 0.7%		
Ingram Micro, Inc., Class A	48	1,734
Total Information Technology – 15.1%		**37,585**

Ivy Small Cap Value Fund *(in thousands)* MARCH 31, 2016

COMMON STOCKS (Continued)	Shares	Value
Materials		
Aluminum – 2.4%		
Kaiser Aluminum Corp.	72	$ 6,045
Commodity Chemicals – 2.5%		
Axiall Corp.	287	6,270
Fertilizers & Agricultural Chemicals – 3.0%		
Scotts Miracle-Gro Co. (The)	101	7,321
Gold – 1.7%		
Kinross Gold Corp. (A)	1,249	4,248
Specialty Chemicals – 3.1%		
Flotek Industries, Inc. (A)	374	2,743
H.B. Fuller Co.	13	552
PolyOne Corp.	143	4,325
		7,620
Total Materials – 12.7%		**31,504**
Utilities		
Electric Utilities – 4.3%		
Great Plains Energy, Inc.	289	9,323
Portland General Electric Co.	31	1,240
		10,563
Gas Utilities – 1.8%		
Southwest Gas Corp.	70	$ 4,594
Total Utilities – 6.1%		**15,157**
TOTAL COMMON STOCKS – 97.5%		**$242,061**
(Cost: $214,955)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper(B) – 3.5%		
NBCUniversal Enterprise, Inc., 0.650%, 4-7-16	$2,500	2,500
St. Jude Medical, Inc., 0.720%, 4-1-16	2,134	2,134
Wisconsin Gas LLC, 0.380%, 4-4-16	4,000	4,000
		8,634
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.443%, 4-6-16 (C)	$177	$ 177
TOTAL SHORT-TERM SECURITIES – 3.6%		**$ 8,811**
(Cost: $8,811)		
TOTAL INVESTMENT SECURITIES – 101.1%		**$250,872**
(Cost: $223,766)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.1)%		**(2,612)**
NET ASSETS – 100.0%		**$248,260**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at March 31, 2016.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$242,061	$ —	$ —
Short-Term Securities	—	8,811	—
Total	$242,061	$ 8,811	$ —

During the year ended March 31, 2016, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Ivy Tax-Managed Equity Fund



Bradley M. Klapmeyer

Below, Bradley M. Klapmeyer, CFA, portfolio manager of Ivy Tax-Managed Equity Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2016. He has managed the Fund since 2014 and has 16 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2016	
Ivy Tax-Managed Equity Fund (Class A shares at net asset value)	–1.51%
Ivy Tax-Managed Equity Fund (Class A shares including sales charges)	–7.18%
Benchmark(s) and/or Lipper Category	
Russell 1000 Growth Index (generally reflects the performance of securities that represent the large-cap growth market)	2.52%
Lipper Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–1.43%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Market conditions

Relative to prior years, the Russell 1000 Growth Index, the Fund's benchmark, recorded a modest gain for the fiscal year ended March 31, 2016. However, a slight positive return does not fully explain what it was a very volatile year in equities. In addition, at several points during the period, the benchmark index was down nearly double digits, reflecting points of great stress and building fear. There were two material sell-offs during the fiscal year; both were driven by a combination of weakening commodity prices, slowing global economic growth, particularly fears related to decelerating growth in China, soft U.S. economic growth, and fears around Federal Reserve ("Fed") policy mistakes. Notably, we believe many of these concerns still exist.

Although the Fed was a source of market fear from time to time, with concerns that interest rates would rise too quickly, it was ultimately the Fed's policy decision, or withdrawal from raising rates, that worked to appease investors and drive a rebound in equities. We find this interplay between the Fed and reversals in equity performance discomforting.

We believe that the U.S. remains the bastion of hope (and growth) within an uncertain global macro environment. Investors continue to hold a more favorable view on the prospects for the U.S. economy and focus mainly on the positive indicators at work in the U.S. such as employment gains, a strong consumer base and low interest rates. However, these positive indicators should be balanced by manufacturing data that has been less favorable and small signals that the downshift in energy investments is rippling into the manufacturing economy.

Looking at the return of the index, factor performance shows that return on equity, dividend yield and dividend growth and free cash flow yield were key variables in driving performance during the fiscal year. This implies that the market was directing investments toward the perceived safe stocks with dividend and cash flow as the screen. Growth factors were out of favor with estimate revisions, beta, 5-year earnings per share growth and momentum characteristics all generating large negative returns.

Strategies employed, contributors and detractors

Performance for the Fund was underwhelming for the fiscal year as the Fund underperformed its benchmark. Despite the recent underperformance, the Fund's philosophy has remained consistent — a process that seeks to identify structurally advantaged companies that can generate superior levels of profitability and growth over time. We believe that in many cases, short-term dislocations and volatility provided by macro uncertainty offer a favorable entry point for structurally advantaged businesses. The process tends to appreciate the near-term nuances but tends to stress the importance of getting the maturity value correct and taking advantage of periodic dislocations.

In terms of performance attribution, the Fund's underperformance was largely driven by the health care sector, both in terms of an overweight position and unfavorable stock selection. Security selection in telecommunications and consumer staples were other factors that contributed to unfavorable relative performance.

Health care was by far the biggest negative contributor to the Fund's relative performance during the measurement period. There have been several favorable tailwinds benefiting the health care sector over the past several years including exceptional innovation, strong commercial launches, a supportive Food and Drug Administration ("FDA") and access to cheap funding. Many of these variables remained in place during the measurement period. We believe there was a significant change in terms of perceived risk as a result of the U.S. government's enactment of regulations to curb drug price increases as well as its attempt to end inversions, a practice whereby companies look to domicile outside the U.S. in jurisdictions with lower tax rates. The introduction of these variables deflated the health care sector multiple fairly rapidly despite the reality that there were no material changes in near-term fundamentals.

In additional to macro health care pressures, there were also stock specific performance issues for the Fund. Shire Pharmaceuticals announced the acquisition of Baxalta, which became a debated deal. A request from PTC Therapeutics to the FDA for review of its Duchenne muscular dystrophy drug was rejected. Aratana Therapeutics (no longer a Fund holding) announced delays to the timing of its commercialization efforts in the companion animal therapeutics space. Layered on top of these company-specific issues was general negative sentiment for health care sector, and these company-specific disappointments only compounded the underperformance.

The consumer discretionary and technology sectors provided positive attribution, although not material enough to overcome the underperformance in health care. In the consumer discretionary sector, a significant overweight in Amazon.com and a new position in Lululemon helped contribute positively to the Fund's return. Amazon.com's performance during the fiscal year was exceptional and driven by much needed improvements in margins and additional disclosures that illustrated the growth and margin potential of its cloud computing business. In technology, positive contribution was generated by an overweight position in growers, such as Adobe, Facebook and salesforce.com, and an underweight position in Apple, a non-grower.

Outlook and positioning

Many of the issues from the prior reporting period remain as we enter the next fiscal year, including global growth instability and the timing of the Fed's move to a "less accommodative" fiscal policy. The latter issue has now evolved into concern over the "pace" at which the Fed will increase interest rates. Although we believe that the tone should generally remain positive regarding sustainable growth out of the U.S. economy, we believe growth will be in the 2.5%-3.0% range; however, an economy rarely perpetually stays at 2.5% growth, instead either moving into stronger growth territory or heading toward recessionary levels. We believe the direction of the U.S. economy will become a larger focal point in the coming fiscal period.

Global macro indicators remained weak during the fiscal period, although the latest rounds of weak data now include a notable deceleration in the growth rate in China and other emerging economies. As per the recent playbook, central banks around the world continue to ease monetary policy by creating liquidity and devaluing their currencies in an attempt to fuel economic growth. Thus far, the easing monetary policy in the U.S., and one could argue thus far in Europe and Japan, has been an exercise of "pushing on a string." Furthermore, easing monetary policy to stimulate economies has created an environment in which countries are fighting for currency devaluation in order to import growth. We think the global set-up remains tenuous and complicated.

We noted in the past our belief that the U.S. was being viewed as a temporary bastion of growth, but the question remains whether U.S. economic growth is perpetually sustainable at 2.5% and whether a better global macro backdrop is necessary to kick start the next growth cycle. A possible explanation for the market's sudden appetite change for risk exposure is that the U.S. economy continues to walk the line of slow growth, neither tipping toward strong growth nor recessionary territory, but investors fear they will miss either trade. With this view investors quickly flip from risk-on to risk-off without any real discernment of fundamentals. Instead investors focus on market characteristics or factors such as growth, value, beta and dividend yield when deciding the next course of action.

Although the first interest rate increase is in the rearview, the market now appears concerned over how quickly the Fed is going to move rates higher. The markets are concerned because low rates have provided liquidity, which in turn has supported asset prices and possibly the current modest growth in the U.S. economy. We believe that investors' myopic focus on interest policy continues to validate how the market lacks conviction in sustainable U.S. economic growth and illustrates the fragility of global growth. Furthermore, market performance remains highly dependent on the Fed's interest rate policy.

The Fund's positioning for the coming fiscal year will focus more so on taking advantage of these sudden swings in risk appetite and more proactively adding exposure to long-term investments as factor divergences occur versus actual fundamentals changes. There will be no change in the Fund's strategy of seeking to find the subset of companies with strong business models that we believe also have maturity values materially higher than current levels. This type of investment philosophy seeks longer holding periods and lower turnover. Within this approach, the Fund will attempt to minimize taxable gains and income to shareholders. Thank you for your continued confidence and support.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Tax-management strategies may alter investment decisions and affect portfolio holdings, when compared to those of non-tax-managed mutual funds. Market conditions may limit the Fund's ability to generate tax losses or to generate dividend income taxed at favorable Federal income tax rates. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Tax-Managed Equity Fund's performance.

Ivy Tax-Managed Equity Fund

Asset Allocation

Stocks	**94.4%**
Information Technology	29.1%
Health Care	21.2%
Consumer Discretionary	20.3%
Industrials	10.8%
Consumer Staples	7.9%
Energy	3.1%
Telecommunication Services	2.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**5.6%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	362/663	55
3 Year	264/611	44
5 Year	266/540	50

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Amazon.com, Inc.	Consumer Discretionary	Internet Retail
Allergan plc	Health Care	Pharmaceuticals
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Alphabet, Inc., Class A	Information Technology	Internet Software & Services
Facebook, Inc., Class A	Information Technology	Internet Software & Services
salesforce.com, Inc.	Information Technology	Application Software
Shire Pharmaceuticals Group plc ADR	Health Care	Pharmaceuticals
Adobe Systems, Inc.	Information Technology	Application Software
J.B. Hunt Transport Services, Inc.	Industrials	Trucking
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Tax-Managed Equity Fund

(UNAUDITED)



Ivy Tax-Managed Equity Fund, Class A Shares(1) $21,920
Russell 1000 Growth Index $28,956
$40,000
$30,000
$20,000
$10,000
$0
5-18 2009
3-31 2010
3-31 2011
3-31 2012
3-31 2013
3-31 2014
3-31 2015
3-31 2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[(2)]	Class A[(3)]	Class B[(4)]	Class C	Class I[(5)]	Class Y[(6)]
1-year period ended 3-31-16	-7.18%	-6.09%	-2.30%	-1.32%	-1.50%
5-year period ended 3-31-16	9.25%	9.71%	9.78%	10.72%	10.60%
10-year period ended 3-31-16	—	—	—	7.63%	—
Since Inception of Class through 3-31-16[(7)]	12.11%	12.37%	12.32%	—	13.12%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)The Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund were reorganized as the Class I shares of Ivy Tax-Managed Equity Fund on May 18, 2009. The performance shown for periods prior to this date is that of the Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund. Performance has not been restated to reflect the estimated annual operating expenses of the Ivy Tax-Managed Equity Fund. If those expenses were reflected, performance shown would differ.

(6)The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

(7)5-18-09 for Class A shares, 5-18-09 for Class B shares, 5-18-09 for Class C shares and 5-18-09 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Tax-Managed Equity Fund

(UNAUDITED)

Before- and After-Tax Returns[1]	1-year period ended 3-31-16	5-year period ended 3-31-16	10-year period ended 3-31-16	Since inception of Class through 3-31-16[2]
Class A[3]				
Before Taxes	-7.18%	9.25%	—	12.11%
After Taxes on Distributions	-7.57%	8.89%	—	11.84%
After Taxes on Distributions and Sale of Fund Shares	-3.71%[4]	7.30%	—	9.85%
Class B[5]				
Before Taxes	-6.09%	9.71%	—	12.37%
After Taxes on Distributions	-6.45%	9.38%	—	12.13%
After Taxes on Distributions and Sale of Fund Shares	-3.13%[4]	7.69%	—	10.08%
Class C				
Before Taxes	-2.30%	9.78%	—	12.32%
After Taxes on Distributions	-2.66%	9.45%	—	12.08%
After Taxes on Distributions and Sale of Fund Shares	-0.98%[4]	7.74%	—	10.04%
Class I[6]				
Before Taxes	-1.32%	10.72%	7.63%	—
After Taxes on Distributions	-1.79%	10.34%	7.44%	—
After Taxes on Distributions and Sale of Fund Shares	-0.33%[4]	8.52%	6.20%	—
Class Y[7]				
Before Taxes	-1.50%	10.60%	—	13.12%
After Taxes on Distributions	-1.92%	10.23%	—	12.85%
After Taxes on Distributions and Sale of Fund Shares	-0.48%[4]	8.41%	—	10.73%
Russell 1000 Growth Index	2.52%	12.38%	8.28%	16.27%

(1)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(2)5-18-09 for Class A shares, 5-18-09 for Class B shares, 5-18-09 for Class C shares and 5-18-09 for Class Y shares (the date on which shares were first acquired by shareholders).

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)After-tax returns may be better than before-tax returns due to an assumed tax benefit from losses on a sale of the Fund's shares at the end of the period.

(5)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6)The Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund were reorganized as the Class I shares of Ivy Tax-Managed Equity Fund on May 18, 2009. The performance shown for periods prior to this date is that of the Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund. Performance has not been restated to reflect the estimated annual operating expenses of the Ivy Tax-Managed Equity Fund. If those expenses were reflected, performance shown would differ.

(7)The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

The table above shows average annual returns on a before-tax and after-tax basis. Returns Before Taxes shows the actual change in the value of the Fund shares over the periods shown, but does not reflect the impact of taxes on Fund distributions or the sale of Fund shares. The two after-tax returns take into account taxes that may be associated with owning Fund shares. Returns After Taxes on Distributions is the Fund's actual performance, adjusted by the effect of taxes on distributions made by the Fund during the period shown. Returns After Taxes on Distributions and Sale of Fund Shares is further adjusted to reflect the tax impact on any change in the value of Fund shares as if they had been sold on the last day of the period.

After-tax returns are calculated using the historical highest individual Federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts, or to shares held by non-taxable entities.

Ivy Tax-Managed Equity Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.4%		
Limited Brands, Inc.	19	$ 1,637
Apparel, Accessories & Luxury Goods – 1.8%		
lululemon athletica, Inc. (A)	33	2,206
Cable & Satellite – 4.2%		
Comcast Corp., Class A	39	2,360
Time Warner Cable, Inc.	13	2,643
		5,003
Footwear – 1.4%		
NIKE, Inc., Class B	27	1,676
Hotels, Resorts & Cruise Lines – 1.0%		
Hilton Worldwide Holdings, Inc.	53	1,185
Internet Retail – 7.4%		
Amazon.com, Inc. (A)	9	5,388
priceline.com, Inc. (A)	1	1,873
TripAdvisor, Inc. (A)	25	1,652
		8,913
Leisure Products – 0.6%		
Polaris Industries, Inc.	7	665
Restaurants – 2.5%		
Panera Bread Co., Class A (A)	14	2,960
Total Consumer Discretionary – 20.3%		**24,245**
Consumer Staples		
Brewers – 1.1%		
Anheuser-Busch InBev S.A. ADR	11	1,355
Food Retail – 1.1%		
Casey's General Stores, Inc.	11	1,268
Hypermarkets & Super Centers – 1.2%		
Costco Wholesale Corp.	9	1,371
Packaged Foods & Meats – 2.5%		
Blue Buffalo Pet Products, Inc. (A)	65	1,665
Mead Johnson Nutrition Co.	15	1,297
		2,962
Personal Products – 1.1%		
Estee Lauder Co., Inc. (The), Class A	14	1,365
Tobacco – 0.9%		
Philip Morris International, Inc.	11	$ 1,077
Total Consumer Staples – 7.9%		**9,398**
Energy		
Oil & Gas Equipment & Services – 3.1%		
Halliburton Co.	64	2,298
Schlumberger Ltd.	19	1,417
		3,715
Total Energy – 3.1%		**3,715**
Health Care		
Biotechnology – 7.5%		
ACADIA Pharmaceuticals, Inc. (A)	47	1,312
Alexion Pharmaceuticals, Inc. (A)	17	2,426
Biogen, Inc. (A)	4	1,082
Gilead Sciences, Inc.	16	1,454
Incyte Corp. (A)	19	1,387
PTC Therapeutics, Inc. (A)	32	204
Vertex Pharmaceuticals, Inc. (A)	14	1,091
		8,956
Health Care Equipment – 0.8%		
DexCom, Inc. (A)	14	958
Health Care Facilities – 1.0%		
HCA Holdings, Inc. (A)	16	1,242
Pharmaceuticals – 11.9%		
Allergan plc (A)	18	4,917
Bristol-Myers Squibb Co.	38	2,457
Shire Pharmaceuticals Group plc ADR	24	4,098
Teva Pharmaceutical Industries Ltd. ADR	52	2,784
		14,256
Total Health Care – 21.2%		**25,412**
Industrials		
Aerospace & Defense – 2.5%		
Boeing Co. (The)	17	2,179
Raytheon Co.	7	815
		2,994
Railroads – 3.2%		
Kansas City Southern	20	1,679
Union Pacific Corp.	26	2,104
		3,783
Research & Consulting Services – 2.4%		
Verisk Analytics, Inc., Class A (A)	36	$ 2,871
Trucking – 2.7%		
J.B. Hunt Transport Services, Inc.	38	3,210
Total Industrials – 10.8%		**12,858**
Information Technology		
Application Software – 6.3%		
Adobe Systems, Inc. (A)	36	3,398
salesforce.com, Inc. (A)	56	4,111
		7,509
Data Processing & Outsourced Services – 9.3%		
Alliance Data Systems Corp. (A)	14	3,036
FleetCor Technologies, Inc. (A)	15	2,245
MasterCard, Inc., Class A	29	2,766
Visa, Inc., Class A	41	3,122
		11,169
Internet Software & Services – 8.2%		
Alphabet, Inc., Class A (A)	6	4,227
Alphabet, Inc., Class C (A)	2	1,383
Facebook, Inc., Class A (A)	37	4,216
		9,826
IT Consulting & Other Services – 1.6%		
Cognizant Technology Solutions Corp., Class A (A)	30	1,859
Technology Hardware, Storage & Peripherals – 3.7%		
Apple, Inc.	41	4,472
Total Information Technology – 29.1%		**34,835**
Telecommunication Services		
Wireless Telecommunication Service – 2.0%		
SBA Communications Corp. (A)	24	2,391
Total Telecommunication Services – 2.0%		**2,391**
TOTAL COMMON STOCKS – 94.4%		**$112,854**

(Cost: $97,686)

Ivy Tax-Managed Equity Fund *(in thousands)* MARCH 31, 2016

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 2.5%		
United Technologies Corp., 0.470%, 4-13-16	$3,000	$ 2,999
Master Note – 2.8%		
Toyota Motor Credit Corp., 0.443%, 4-6-16 (C)	3,332	3,332
TOTAL SHORT-TERM SECURITIES – 5.3%		**$ 6,331**
(Cost: $6,331)		
TOTAL INVESTMENT SECURITIES – 99.7%		**$119,185**
(Cost: $104,017)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		**387**
NET ASSETS – 100.0%		**$119,572**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at March 31, 2016.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$112,854	$ —	$ —
Short-Term Securities	—	6,331	—
Total	$112,854	$ 6,331	$ —

During the year ended March 31, 2016, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.


Matthew T. Norris

Below, Matthew T. Norris, CFA, portfolio manager of Ivy Value Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2016. He has managed the Fund since inception and has 24 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2016	
Ivy Value Fund (Class A shares at net asset value)	–4.60%
Ivy Value Fund (Class A shares including sales charges)	–10.09%
Benchmark(s) and/or Lipper Category	
Russell 1000 Value Index (generally reflects the performance of large-company value style stocks)	–1.54%
Lipper Large-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–3.68%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key drivers

The U.S. economy continues its slow growth pattern. Corporate earnings are strong with many companies at historically high margins and equities have roughly tripled from their low in March 2009. The Federal Reserve (Fed) has employed many forms of loose monetary policy to stimulate this recovery, and now that approach is changing. The Fed raised interest rates in December 2015, and rates are expected to rise once or twice during 2016. This is not a response to fight inflation, which remains low, but rather a plan to "normalize" rates at some level higher than zero. Heightened volatility is anticipated around these interest rate increases, as the market debates the ultimate impact.

Contributors and detractors

The Fund underperformed the Russell 1000 Value Index, its benchmark, for the year ended March 31, 2016. It was a poor 12-month period for value, with the index down 1.54%, compared to growth stocks, as measured by the Russell 1000 Growth Index, which rose 2.52%. This is the second year in a row that this trend has occurred. Although the timing is unknown, we believe that the cycle will eventually turn and that value investing will once again have its day in the sun.

The Fund's underperformance during the period was due to a select number of individual holdings underperforming. The two worst performing holdings were in technology, with Micron Technology, Inc. and Western Digital Corp., falling sharply. Some may recall last year's annual letter, in which we highlighted Sandisk's poor performance and our reasons for continuing to hold the stock. Sandisk was acquired during this past fiscal year. It added a healthy return to the portfolio and the holding was subsequently sold. We continue to hold Micron and Western Digital because we believe our investment thesis is sound and that there will be an eventual redemption for these stocks.

While the Fund performed well in consumer staples and consumer cyclicals, the energy and industrials sectors were an outsized drag on performance. Examples of positive performers held by the Fund included Philip Morris International, Inc., Ingredion, Inc., Time Warner Cable, Inc. and Molson Coors Brewing Co.

Outlook

Last fiscal year we stated that caution was in order when it came to rising interest rates, and we warned shareholders not to expect the returns we had enjoyed in the past. This concern unfortunately turned out to be correct, with the S&P Index rising 1.78%. We remain cautiously constructive on the equity markets, especially with individual names we find compelling. The Fed's tightening cycle is not to be taken lightly, and must be watched and anticipated carefully. Higher interest rates are historically not supportive of higher equity prices.

On a macro level, we would like to see a supportive backdrop with continued gross domestic product growth and lower unemployment. One potential risk is the volatility in oil prices, which makes it difficult for companies to budget long term. The upside of lower oil prices is that consumer's should have more to spend on other goods and services.

Historically, the Fund has had a strong long-term performance record, but it has been affected by short term periods of volatility. As a as a long-term investor, we typically view these bouts of volatility as opportunities and not threats. The Fund will continue to seek to purchase what we believe are high-quality companies whose stock prices are below what we believe to be fair value to sell those same names when they reach what we believe to be appropriate valuation levels. We believe a bottom-up, company-by-company analysis can produce solid returns over the long haul.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is no guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments, or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Value Fund.

Ivy Value Fund

Asset Allocation

Stocks	**92.2%**
Financials	31.6%
Health Care	15.1%
Consumer Discretionary	12.2%
Information Technology	11.2%
Consumer Staples	7.2%
Energy	6.0%
Utilities	5.6%
Materials	3.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**7.8%**

Lipper Rankings

Category: Lipper Large-Cap Value Funds	Rank	Percentile
1 Year	322/506	64
3 Year	346/450	77
5 Year	310/408	76
10 Year	123/296	42

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Citigroup, Inc.	Financials	Other Diversified Financial Services
Microsoft Corp.	Information Technology	Systems Software
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Capital One Financial Corp.	Financials	Consumer Finance
American International Group, Inc.	Financials	Multi-Line Insurance
MetLife, Inc.	Financials	Life & Health Insurance
Dow Chemical Co. (The)	Materials	Diversified Chemicals
Allstate Corp. (The)	Financials	Property & Casualty Insurance
Duke Energy Corp.	Utilities	Electric Utilities
Teva Pharmaceutical Industries Ltd. ADR	Health Care	Pharmaceuticals

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Value Fund

(UNAUDITED)


Ivy Value Fund, Class A Shares(1) $15,879
Russell 1000 Value Index $17,437
$30,000
$20,000
$10,000
$0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class E(5)	Class I	Class R	Class R6	Class Y
1-year period ended 3-31-16	-10.09%	-8.88%	-5.25%	-9.83%	-4.28%	-4.82%	-4.12%	-4.51%
5-year period ended 3-31-16	6.27%	6.31%	6.79%	6.57%	7.95%	—	—	7.68%
10-year period ended 3-31-16	4.73%	4.34%	4.52%	—	—	—	—	5.57%
Since Inception of Class through 3-31-16(6)	—	—	—	4.08%	4.88%	10.03%	-1.49%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)Class E shares are not currently available for investment.

(6)4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Value Fund *(in thousands)* MARCH 31, 2016

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Cable & Satellite – 5.3%		
Comcast Corp., Class A	136	$ 8,283
Time Warner Cable, Inc.(A)	32	6,527
		14,810
Casinos & Gaming – 2.4%		
Las Vegas Sands, Inc.(A)	132	6,827
Department Stores – 2.6%		
Macy's, Inc.	162	7,142
Housewares & Specialties – 1.9%		
Newell Rubbermaid, Inc.	122	5,390
Total Consumer Discretionary – 12.2%		**34,169**
Consumer Staples		
Agricultural Products – 2.6%		
Ingredion, Inc.	67	7,144
Drug Retail – 2.6%		
CVS Caremark Corp.	71	7,334
Tobacco – 2.0%		
Philip Morris International, Inc.	57	5,553
Total Consumer Staples – 7.2%		**20,031**
Energy		
Integrated Oil & Gas – 0.6%		
Chevron Corp.	17	1,612
Oil & Gas Exploration & Production – 0.8%		
Devon Energy Corp.	79	2,154
Oil & Gas Refining & Marketing – 3.1%		
Marathon Petroleum Corp.(A)	196	7,302
NuStar Energy L.P.	34	1,366
		8,668
Oil & Gas Storage & Transportation – 1.5%		
VTTI Energy Partners L.P.	232	4,299
Total Energy – 6.0%		**16,733**
Financials		
Asset Management & Custody Banks – 2.9%		
State Street Corp.	136	7,982
Consumer Finance – 4.1%		
Capital One Financial Corp.	164	11,367
Life & Health Insurance – 3.9%		
MetLife, Inc.	246	10,823

COMMON STOCKS (Continued)	Shares	Value
Mortgage REITs – 1.4%		
American Capital Agency Corp.	207	$ 3,858
Multi-Line Insurance – 4.0%		
American International Group, Inc.	209	11,307
Other Diversified Financial Services – 9.3%		
Citigroup, Inc.(A)	312	13,030
JPMorgan Chase & Co.	218	12,928
		25,958
Property & Casualty Insurance – 3.3%		
Allstate Corp. (The)	138	9,284
Reinsurance – 2.7%		
Reinsurance Group of America, Inc.(A)	80	7,690
Total Financials – 31.6%		**88,269**
Health Care		
Biotechnology – 2.3%		
Amgen, Inc.(A)	44	6,552
Health Care Facilities – 3.0%		
HCA Holdings, Inc.(B)	106	8,242
Managed Health Care – 6.8%		
Aetna, Inc.	60	6,786
Anthem, Inc.	26	3,586
Cigna Corp.	40	5,476
Humana, Inc.	17	3,165
		19,013
Pharmaceuticals – 3.0%		
Teva Pharmaceutical Industries Ltd. ADR	157	8,374
Total Health Care – 15.1%		**42,181**
Information Technology		
Semiconductor Equipment – 2.8%		
Lam Research Corp.	95	7,855
Semiconductors – 1.6%		
Micron Technology, Inc.(B)	427	4,474
Systems Software – 4.6%		
Microsoft Corp.	235	12,951
Technology Hardware, Storage & Peripherals – 2.2%		
Western Digital Corp.	129	6,099
Total Information Technology – 11.2%		**31,379**

COMMON STOCKS (Continued)	Shares	Value
Materials		
Diversified Chemicals – 3.3%		
Dow Chemical Co. (The)	183	$ 9,323
Total Materials – 3.3%		**9,323**
Utilities		
Electric Utilities – 5.6%		
Duke Energy Corp.	114	9,222
Exelon Corp.(A)	174	6,250
		15,472
Total Utilities – 5.6%		**15,472**
TOTAL COMMON STOCKS – 92.2%		**$257,557**
(Cost: $238,300)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper(C) – 7.5%		
BMW U.S. Capital LLC (GTD by BMW AG):		
0.390%, 4-21-16	$5,000	4,999
0.390%, 4-22-16	5,000	4,999
Medtronic Global Holdings SCA, 0.570%, 4-5-16	5,000	5,000
Northern Illinois Gas Co., 0.610%, 4-1-16	3,000	3,000
United Technologies Corp., 0.470%, 4-13-16	3,000	2,999
		20,997
Master Note – 1.1%		
Toyota Motor Credit Corp., 0.443%, 4-6-16 (D)	3,157	3,157
TOTAL SHORT-TERM SECURITIES – 8.6%		**$ 24,154**
(Cost: $24,154)		
TOTAL INVESTMENT SECURITIES – 100.8%		**$281,711**
(Cost: $262,454)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.8)%		**(2,272)**
NET ASSETS – 100.0%		**$279,439**

Ivy Value Fund *(in thousands)* MARCH 31, 2016

Notes to Schedule of Investments

(A)All or a portion of securities with an aggregate value of $29,937 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the yield to maturity at March 31, 2016.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following written options were outstanding at March 31, 2016 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Amgen, Inc.	N/A	Call	45	May 2016	$165.00	$ 8	$ (3)
Exelon Corp.	N/A	Call	810	April 2016	31.00	32	(397)
	N/A	Call	810	July 2016	33.00	28	(279)
Hess Corp.	N/A	Put	198	April 2016	45.00	46	(3)
Las Vegas Sands, Inc.	N/A	Call	312	May 2016	48.00	165	(156)
	N/A	Call	593	May 2016	49.00	318	(249)
Reinsurance Group of America, Inc.	N/A	Call	70	April 2016	90.00	24	(44)
Time Warner Cable, Inc.	N/A	Call	319	April 2016	195.00	318	(365)
VTTI Energy Partners L.P.	N/A	Put	196	April 2016	20.00	62	(25)
						$1,001	$(1,521)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$257,557	$ —	$ —
Short-Term Securities	—	24,154	—
Total	$257,557	$ 24,154	$ —
Liabilities			
Written Options	$ 899	$ 622	$ —

During the year ended March 31, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Bond Fund	Ivy Core Equity Fund	Ivy Cundill Global Value Fund	Ivy Dividend Opportunities Fund	Ivy Emerging Markets Equity Fund(1)	Ivy European Opportunities Fund	Ivy Global Bond Fund
ASSETS							
Investments in unaffiliated securities at value+	$796,525	$1,125,506	$216,642	$361,616	$ 483,641	$ 225,264	$179,304
Investments at Value	**796,525**	**1,125,506**	**216,642**	**361,616**	**483,641**	**225,264**	**179,304**
Cash	1	1	89	1	5,314	1	33
Cash denominated in foreign currencies at value+	—	—	—*	—	43,454	—	—
Restricted cash	—	—	—	—	6,211	—	—
Investment securities sold receivable	27,273	4,541	—	—	389	2,587	148
Dividends and interest receivable	5,139	1,458	1,226	718	1,817	791	2,213
Capital shares sold receivable	841	936	242	589	1,516	134	236
Receivable from affiliates	5	356	3	8	413	—	252
Unrealized appreciation on forward foreign currency contracts	—	—	54	—	1,323	158	16
Variation margin receivable	9	—	—	—	—	—	—
Prepaid and other assets	62	48	42	35	46	45	44
Total Assets	**829,855**	**1,132,846**	**218,298**	**362,967**	**544,124**	**228,980**	**182,246**
LIABILITIES							
Investment securities purchased payable	57,883	—	—	—	4,959	4,295	—
Capital shares redeemed payable	1,575	2,598	435	738	938	486	263
Distributions payable	205	—	—	—	—	—	—
Independent Trustees and Chief Compliance Officer fees payable	66	96	102	26	65	64	8
Distribution and service fees payable	6	8	2	3	4	1	2
Shareholder servicing payable	161	211	91	97	184	75	57
Investment management fee payable	11	22	5	7	15	5	3
Accounting services fee payable	18	23	8	9	12	8	6
Unrealized depreciation on forward foreign currency contracts	—	—	1,725	—	926	131	—
Variation margin payable	125	—	—	—	—	—	—
Written options at value+	—	—	—	—	3,056	—	—
Other liabilities	65	6	6	3	63	6	2
Total Liabilities	**60,115**	**2,964**	**2,374**	**883**	**10,222**	**5,071**	**341**
Total Net Assets	**$769,740**	**$1,129,882**	**$215,924**	**$362,084**	**$ 533,902**	**$ 223,909**	**$181,905**
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$789,202	$1,025,285	$240,127	$299,477	$ 596,471	$ 349,812	$209,110
Undistributed (distributions in excess of) net investment income	—	(95)	214	1,003	(427)	12	662
Accumulated net realized gain (loss)	(27,581)	(742)	(13,874)	2,527	(114,708)	(134,249)	(11,014)
Net unrealized appreciation (depreciation)	8,119	105,434	(10,543)	59,077	52,566	8,334	(16,853)
Total Net Assets	**$769,740**	**$1,129,882**	**$215,924**	**$362,084**	**$ 533,902**	**$ 223,909**	**$181,905**
CAPITAL SHARES OUTSTANDING:							
Class A	66,827	42,907	13,343	16,199	26,427	6,306	14,410
Class B	634	867	94	491	382	39	345
Class C	3,153	11,485	1,108	2,620	2,726	443	2,201
Class E	379	786	54	295	15	3	N/A
Class I	1,326	12,223	273	1,260	8,269	1,619	2,506
Class R	282	182	19	22	374	17	54
Class R6	157	10,600	65	35	530	58	48
Class Y	292	8,235	171	423	729	45	281
NET ASSET VALUE PER SHARE:							
Class A	$10.54	$12.73	$14.33	$16.99	$13.59	$26.29	$9.17
Class B	$10.54	$10.85	$13.15	$16.68	$11.34	$24.31	$9.16
Class C	$10.54	$11.19	$13.50	$16.76	$11.84	$24.89	$9.16
Class E	$10.54	$12.67	$14.42	$16.94	$13.76	$26.46	N/A
Class I	$10.54	$14.05	$14.64	$17.07	$13.96	$26.50	$9.16
Class R	$10.54	$12.67	$14.32	$16.97	$13.53	$26.27	$9.15
Class R6	$10.54	$14.07	$14.68	$17.10	$14.01	$26.62	$9.17
Class Y	$10.54	$13.69	$14.53	$17.03	$13.84	$26.46	$9.17
+COST							
Investments in unaffiliated securities at cost	$788,507	$1,020,072	$225,417	$302,539	$ 432,072	$ 216,950	$196,180
Cash denominated in foreign currencies at cost	—	—	—	—	44,420	—	—
Written options premiums received at cost	—	—	—	—	4,546	—	—

**Not shown due to rounding.*

(1)Consolidated Statement of Assets and Liabilities (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Global Equity Income Fund	Ivy Global Growth Fund	Ivy Global Income Allocation Fund	Ivy High Income Fund	Ivy International Core Equity Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund
ASSETS							
Investments in unaffiliated securities at value+	$290,211	$508,741	$748,533	$4,661,088	$4,538,169	$1,756,252	$1,804,042
Investments in affiliated securities at value+	—	—	—	16,887	—	—	—
Investments at Value	**290,211**	**508,741**	**748,533**	**4,677,975**	**4,538,169**	**1,756,252**	**1,804,042**
Cash	1	1	—	34,600	—*	1	—*
Cash denominated in foreign currencies at value+	2,892	—*	—	50	6,322	—	—
Restricted cash	—	—	—	4,380	71	—	—
Investment securities sold receivable	3,596	5	4,974	20,044	11,268	8,488	1,187
Dividends and interest receivable	1,445	878	7,001	97,011	18,503	1,005	13,500
Capital shares sold receivable	513	512	820	10,442	17,463	2,143	5,219
Receivable from affiliates	87	—	4	6	8	153	1
Unrealized appreciation on forward foreign currency contracts	198	—	166	—	—	—	—
Unrealized appreciation on swap agreements	—	—	—	102	—	—	—
Prepaid and other assets	31	44	57	90	78	53	149
Total Assets	**298,974**	**510,181**	**761,555**	**4,844,700**	**4,591,882**	**1,768,095**	**1,824,098**
LIABILITIES							
Investment securities purchased payable	9,254	5,823	11,931	47,992	—	11,326	9,042
Capital shares redeemed payable	403	787	1,033	20,157	6,740	3,511	3,709
Distributions payable	—	—	—	3,798	—	—	381
Independent Trustees and Chief Compliance Officer fees payable	3	77	40	181	80	115	71
Overdraft due to custodian	—	—	34	—	—	—	—
Distribution and service fees payable	2	4	6	47	22	13	15
Shareholder servicing payable	82	149	210	1,118	867	364	288
Investment management fee payable	6	12	14	69	98	32	21
Accounting services fee payable	8	12	16	23	23	23	23
Unrealized depreciation on forward foreign currency contracts	277	—	254	72	1,876	—	—
Written options at value+	—	—	186	—	281	—	—
Other liabilities	6	7	7	23	137	7	49
Total Liabilities	**10,041**	**6,871**	**13,731**	**73,480**	**10,124**	**15,391**	**13,599**
Total Net Assets	**$288,933**	**$503,310**	**$747,824**	**$4,771,220**	**$4,581,758**	**$1,752,704**	**$1,810,499**
NET ASSETS							
Capital paid in (shares authorized — unlimited)	$297,832	$465,277	$831,454	$6,056,095	$4,847,692	$1,295,748	$1,816,977
Undistributed (distributions in excess of) net investment income	927	(632)	2,690	(7)	14,595	(112)	—
Accumulated net realized loss	(19,022)	(5,348)	(63,509)	(513,790)	(174,580)	(23,986)	(22,864)
Net unrealized appreciation (depreciation)	9,196	44,013	(22,811)	(771,078)	(105,949)	481,054	16,386
Total Net Assets	**$288,933**	**$503,310**	**$747,824**	**$4,771,220**	**$4,581,758**	**$1,752,704**	**$1,810,499**
CAPITAL SHARES OUTSTANDING:							
Class A	20,843	9,589	44,567	269,824	95,839	67,716	146,197
Class B	158	76	324	12,105	684	788	1,255
Class C	1,140	729	3,771	148,293	17,723	7,070	11,782
Class E	N/A	3	195	1,168	331	668	388
Class I	1,700	1,957	4,420	183,145	117,351	14,762	5,125
Class R	33	55	18	8,987	2,242	1,302	73
Class R6	87	66	131	7,954	17,963	372	216
Class Y	369	425	138	58,767	35,578	6,950	1,514
NET ASSET VALUE PER SHARE:							
Class A	$11.88	$39.23	$13.96	$6.91	$15.97	$17.66	$10.87
Class B	$11.87	$34.07	$13.72	$6.91	$14.24	$14.22	$10.87
Class C	$11.87	$34.26	$13.80	$6.91	$14.27	$15.19	$10.87
Class E	N/A	$39.38	$13.97	$6.91	$16.08	$17.64	$10.87
Class I	$11.88	$39.81	$14.08	$6.91	$16.07	$18.41	$10.87
Class R	$11.88	$39.08	$13.96	$6.91	$15.97	$17.16	$10.87
Class R6	$11.89	$39.92	$14.09	$6.91	$16.11	$18.47	$10.87
Class Y	$11.87	$39.37	$14.02	$6.91	$16.08	$18.04	$10.87
+COST							
Investments in unaffiliated securities at cost	$280,965	$464,689	$771,589	$5,418,938	$4,642,302	$1,275,198	$1,787,656
Investments in affiliated securities at cost	—	—	—	30,173	—	—	—
Cash denominated in foreign currencies at cost	2,842	—	—	50	6,221	—	—
Written options premiums received at cost	—	—	523	—	155	—	—

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Managed International Opportunities Fund	Ivy Micro Cap Growth Fund	Ivy Mid Cap Growth Fund	Ivy Mid Cap Income Opportunities Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund	Ivy Municipal High Income Fund
ASSETS							
Investments in unaffiliated securities at value+	$ 279	$151,684	$3,139,605	$118,883	$223,719	$231,485	$1,338,574
Investments in affiliated securities at value+	197,513	—	—	—	—	—	4,605
Investments at Value	**197,792**	**151,684**	**3,139,605**	**118,883**	**223,719**	**231,485**	**1,343,179**
Cash	1	1	—	1	1	1	1
Investment securities sold receivable	234	—	26,185	—	—	—	—
Dividends and interest receivable	—*	63	1,882	205	107	2,059	21,085
Capital shares sold receivable	95	135	2,897	1,007	275	1,081	2,621
Receivable from affiliates	—*	—	13	93	498	—*	7
Prepaid and other assets	44	37	61	21	37	34	51
Total Assets	**198,166**	**151,920**	**3,170,643**	**120,210**	**224,637**	**234,660**	**1,366,944**
LIABILITIES							
Investment securities purchased payable	—	—	1,066	—	—	7,626	1,861
Capital shares redeemed payable	397	267	27,768	98	981	151	2,599
Distributions payable	—	—	—	—	1	55	635
Independent Trustees and Chief Compliance Officer fees payable	12	4	104	—*	23	12	27
Overdraft due to custodian	—	—	12,436	—	—	—	—
Distribution and service fees payable	1	1	17	1	1	2	9
Shareholder servicing payable	21	65	691	21	36	25	173
Investment management fee payable	—*	4	71	3	2	3	18
Accounting services fee payable	4	6	23	4	8	8	22
Written options at value+	—	—	9,166	—	—	—	—
Other liabilities	2	2	15	1	3	3	7
Total Liabilities	**437**	**349**	**51,357**	**128**	**1,055**	**7,885**	**5,351**
Total Net Assets	**$197,729**	**$151,571**	**$3,119,286**	**$120,082**	**$223,582**	**$226,775**	**$1,361,593**
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$208,679	$160,109	$2,870,798	$115,225	$223,590	$215,995	$1,331,432
Undistributed (distributions in excess of) net investment income	(152)	(512)	(11,178)	(55)	—	146	3,350
Accumulated net realized loss	(40,588)	(9,568)	(26,649)	(4,440)	(8)	(3,149)	(14,967)
Net unrealized appreciation	29,790	1,542	286,315	9,352	—	13,783	41,778
Total Net Assets	**$197,729**	**$151,571**	**$3,119,286**	**$120,082**	**$223,582**	**$226,775**	**$1,361,593**
CAPITAL SHARES OUTSTANDING:							
Class A	19,938	7,148	41,492	8,706	166,203	15,131	73,746
Class B	163	80	1,178	N/A	6,339	202	2,601
Class C	505	384	15,805	416	44,353	2,565	44,843
Class E	44	N/A	387	201	6,695	N/A	N/A
Class I	129	559	70,670	735	N/A	736	132,693
Class R	56	32	3,794	201	N/A	N/A	N/A
Class R6	N/A	104	3,825	267	N/A	N/A	N/A
Class Y	77	52	23,931	461	N/A	69	3,933
NET ASSET VALUE PER SHARE:							
Class A	$9.46	$18.14	$18.96	$10.93	$1.00	$12.13	$5.28
Class B	$9.25	$17.20	$15.76	N/A	$1.00	$12.13	$5.28
Class C	$9.28	$17.45	$16.69	$10.91	$1.00	$12.13	$5.28
Class E	$9.47	N/A	$18.54	$10.93	$1.00	N/A	N/A
Class I	$9.50	$18.53	$20.15	$10.94	N/A	$12.13	$5.28
Class R	$9.44	$18.08	$18.65	$10.92	N/A	N/A	N/A
Class R6	N/A	$18.61	$20.22	$10.94	N/A	N/A	N/A
Class Y	$9.46	$18.72	$19.69	$10.93	N/A	$12.13	$5.28
+COST							
Investments in unaffiliated securities at cost	$ 279	$150,142	$2,853,106	$109,531	$223,719	$217,702	$1,297,359
Investments in affiliated securities at cost	167,723	—	—	—	—	—	4,042
Written options premiums received at cost	—	—	8,982	—	—	—	—

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Small Cap Growth Fund	Ivy Small Cap Value Fund	Ivy Tax-Managed Equity Fund	Ivy Value Fund
ASSETS				
Investments in unaffiliated securities at value+	$944,284	$250,872	$119,185	$281,711
Investments at Value	**944,284**	**250,872**	**119,185**	**281,711**
Cash	1	1	2	1
Investment securities sold receivable	3,604	7,414	—	149
Dividends and interest receivable	315	202	77	478
Capital shares sold receivable	852	180	370	660
Receivable from affiliates	9	—	—*	—
Prepaid and other assets	46	43	26	44
Total Assets	**949,111**	**258,712**	**119,660**	**283,043**
LIABILITIES				
Investment securities purchased payable	1,987	9,922	—	1,134
Capital shares redeemed payable	1,505	387	59	827
Independent Trustees and Chief Compliance Officer fees payable	160	29	1	18
Distribution and service fees payable	9	2	1	2
Shareholder servicing payable	232	93	17	82
Investment management fee payable	22	6	2	5
Accounting services fee payable	19	8	6	10
Unrealized depreciation on swap agreements	865	—	—	—
Written options at value+	—	—	—	1,521
Other liabilities	3	5	2	5
Total Liabilities	**4,802**	**10,452**	**88**	**3,604**
Total Net Assets	**$944,309**	**$248,260**	**$119,572**	**$279,439**
NET ASSETS				
Capital paid in (shares authorized – unlimited)	$734,241	$227,132	$104,981	$264,413
Undistributed (distributions in excess of) net investment income	(8,559)	(29)	(62)	2,019
Accumulated net realized gain (loss)	11,025	(5,949)	(515)	(5,730)
Net unrealized appreciation	207,602	27,106	15,168	18,737
Total Net Assets	**$944,309**	**$248,260**	**$119,572**	**$279,439**
CAPITAL SHARES OUTSTANDING:				
Class A	22,011	13,439	5,752	12,529
Class B	665	187	82	175
Class C	13,261	1,139	307	958
Class E	404	10	N/A	7
Class I	9,095	1,601	240	354
Class R	2,871	183	N/A	15
Class R6	1,223	237	N/A	94
Class Y	11,592	483	32	77
NET ASSET VALUE PER SHARE:				
Class A	$14.81	$14.38	$18.68	$19.72
Class B	$11.57	$11.92	$18.03	$18.39
Class C	$12.50	$12.64	$17.98	$19.07
Class E	$14.70	$14.87	N/A	$19.81
Class I	$18.57	$15.42	$18.83	$19.81
Class R	$14.63	$14.33	N/A	$19.70
Class R6	$18.62	$15.52	N/A	$19.87
Class Y	$17.72	$15.03	$18.71	$19.77
+COST				
Investments in unaffiliated securities at cost	$735,816	$223,766	$104,017	$262,454
Written options premiums received at cost	—	—	—	1,001

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Bond Fund	Ivy Core Equity Fund	Ivy Cundill Global Value Fund	Ivy Dividend Opportunities Fund	Ivy Emerging Markets Equity Fund(1)	Ivy European Opportunities Fund	Ivy Global Bond Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 484	$ 15,036	$ 6,520	$ 8,546	$ 10,048	$ 5,195	$ 934
Foreign dividend withholding tax	—	(306)	(502)	(120)	(1,160)	(559)	(22)
Interest and amortization from unaffiliated securities	24,579	77	458	98	204	7	9,425
Foreign interest withholding tax	—	—	—	—	(15)	—	—
Total Investment Income	**25,063**	**14,807**	**6,476**	**8,524**	**9,077**	**4,643**	**10,337**
EXPENSES							
Investment management fee	3,884	7,875	2,640	2,728	5,757	2,034	1,410
Distribution and service fees:							
Class A	1,753	1,444	592	739	1,008	418	382
Class B	58	99	17	98	54	12	37
Class C	272	1,442	162	481	346	112	256
Class E	9	25	2	13	—*	—*	N/A
Class R	5	12	2	2	14	2	2
Class Y	7	294	6	21	32	6	9
Shareholder servicing:							
Class A	1,322	1,046	883	643	1,374	573	438
Class B	21	33	13	23	34	8	15
Class C	51	228	36	67	91	28	43
Class E	18	42	7	27	—*	—*	N/A
Class I	14	330	7	34	197	64	62
Class R	3	6	1	1	7	1	1
Class R6	—*	6	—*	—*	1	—*	—*
Class Y	4	179	4	13	21	4	6
Registration fees	149	146	104	113	143	105	97
Custodian fees	27	20	36	13	135	32	13
Independent Trustees and Chief Compliance Officer fees	20	31	3	11	16	4	7
Accounting services fee	198	275	99	132	167	97	92
Professional fees	34	21	23	15	33	22	32
Other	61	76	53	42	93	49	34
Total Expenses	**7,910**	**13,630**	**4,690**	**5,216**	**9,523**	**3,571**	**2,936**
Less:							
Expenses in excess of limit	(9)	(657)	(392)	(15)	(680)	—	(580)
Total Net Expenses	**7,901**	**12,973**	**4,298**	**5,201**	**8,843**	**3,571**	**2,356**
Net Investment Income	**17,162**	**1,834**	**2,178**	**3,323**	**234**	**1,072**	**7,981**
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	(5,800)	51,498	(3,729)	13,548	(50,586)	(10,560)	(8,482)
Futures contracts	(1,339)	—	—	—	646	—	(254)
Written options	—	—	—	109	(3,409)	—	—
Swap agreements	—	—	—	—	1,049	—	—
Forward foreign currency contracts	—	—	1,070	—	1,498	(3,219)	19
Foreign currency exchange transactions	—	—	(227)	(9)	(1,852)	(37)	(142)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(8,820)	(105,917)	(30,665)	(36,231)	(52,708)	(11,738)	(3,618)
Futures contracts	468	—	—	—	—	—	(166)
Written options	—	—	—	(57)	1,041	—	—
Swap agreements	—	—	—	—	49	—	—
Forward foreign currency contracts	—	—	(3,231)	—	397	(446)	(49)
Foreign currency exchange transactions	—	—	73	—	(1,063)	59	16
Net Realized and Unrealized Loss	**(15,491)**	**(54,419)**	**(36,709)**	**(22,640)**	**(104,938)**	**(25,941)**	**(12,676)**
Net Increase (Decrease) in Net Assets Resulting from Operations	**$ 1,671**	**$ (52,585)**	**$(34,531)**	**$(19,317)**	**$(104,704)**	**$(24,869)**	**$ (4,695)**

**Not shown due to rounding.*
(1)Consolidated Statement of Operations (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Global Equity Income Fund	Ivy Global Growth Fund	Ivy Global Income Allocation Fund	Ivy High Income Fund	Ivy International Core Equity Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 14,284	$ 6,789	$ 23,248	$ 5,377	$ 113,115	$ 17,097	$ 312
Foreign dividend withholding tax	(1,155)	(478)	(1,143)	—	(11,528)	(148)	—
Interest and amortization from unaffiliated securities	12	83	18,954	556,827	447	192	38,215
Foreign interest withholding tax	—	—*	—	—	(1)	—	—
Total Investment Income	**13,141**	**6,394**	**41,059**	**562,204**	**102,033**	**17,141**	**38,527**
EXPENSES							
Investment management fee	2,052	4,364	5,367	33,861	33,184	11,668	7,534
Distribution and service fees:							
Class A	626	933	1,612	6,201	3,791	2,876	3,793
Class B	19	31	47	1,093	118	113	125
Class C	140	249	513	13,439	2,317	977	1,206
Class E	N/A	—*	7	23	13	26	9
Class R	2	8	1	309	142	116	4
Class Y	11	30	5	1,395	1,382	318	45
Shareholder servicing:							
Class A	765	1,145	1,666	4,169	3,448	2,245	2,335
Class B	3	18	18	162	43	38	28
Class C	18	68	64	1,484	355	137	157
Class E	N/A	—*	16	46	32	40	11
Class I	32	123	91	3,045	2,631	464	78
Class R	1	4	1	156	71	59	2
Class R6	—*	—*	—*	3	16	1	—*
Class Y	7	20	3	905	955	192	29
Registration fees	100	126	144	338	306	158	216
Custodian fees	33	37	47	54	496	28	27
Independent Trustees and Chief Compliance Officer fees	9	13	23	196	123	49	51
Accounting services fee	102	148	213	275	275	275	275
Professional fees	19	22	28	170	49	25	26
Other	43	89	80	413	248	119	110
Total Expenses	**3,982**	**7,428**	**9,946**	**67,737**	**49,995**	**19,924**	**16,061**
Less:							
Expenses in excess of limit	(152)	—	(8)	(37)	(13)	(250)	(3)
Total Net Expenses	**3,830**	**7,428**	**9,938**	**67,700**	**49,982**	**19,674**	**16,058**
Net Investment Income (Loss)	**9,311**	**(1,034)**	**31,121**	**494,504**	**52,051**	**(2,533)**	**22,469**
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	(13,984)	3,670	(51,986)	(496,058)	(119,773)	78,209	(982)
Written options	—	—	527	—	—	—	—
Swap agreements	—	—	—	(3,094)	—	—	—
Forward foreign currency contracts	(3,692)	(4,267)	(502)	(1,003)	(6,504)	—	—
Foreign currency exchange transactions	(97)	(137)	54	19	(2,182)	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(7,071)	(30,290)	(27,343)	(535,118)	(384,409)	(113,833)	(5,603)
Investments in affiliated securities	—	—	—	(9,016)	—	—	—
Written options	—	—	95	—	(126)	—	—
Swap agreements	—	—	—	102	—	—	—
Forward foreign currency contracts	(598)	(317)	(344)	(1,005)	2,893	—	—
Foreign currency exchange transactions	54	37	99	99	474	—	—
Net Realized and Unrealized Loss	**(25,388)**	**(31,304)**	**(79,400)**	**(1,045,074)**	**(509,627)**	**(35,624)**	**(6,585)**
Net Increase (Decrease) in Net Assets Resulting from Operations	**$(16,077)**	**$(32,338)**	**$(48,279)**	**$ (550,570)**	**$(457,576)**	**$ (38,157)**	**$15,884**

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Managed International Opportunities Fund	Ivy Micro Cap Growth Fund	Ivy Mid Cap Growth Fund	Ivy Mid Cap Income Opportunities Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund	Ivy Municipal High Income Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ 503	$ 42,383	$ 2,241	$ —	$ 16	$ —
Dividends from affiliated securities	2,566	—	—	—	—	—	—
Foreign dividend withholding tax	—	—	(138)	—	—	—	—
Interest and amortization from unaffiliated securities	1	33	112	5	597	6,353	66,672
Interest and amortization from affiliated securities	—	—	—	—	—	—	304
Total Investment Income	**2,567**	**536**	**42,357**	**2,246**	**597**	**6,369**	**66,976**
EXPENSES							
Investment management fee	110	1,882	34,562	683	684	1,002	6,605
Distribution and service fees:							
Class A	523	418	2,284	146	—	390	935
Class B	20	18	211	N/A	54	21	141
Class C	53	90	3,118	33	394	256	2,333
Class E	1	N/A	18	5	—	N/A	N/A
Class R	3	3	411	11	N/A	N/A	N/A
Class Y	3	4	1,489	10	N/A	2	48
Shareholder servicing:							
Class A	151	596	1,889	148	183	166	325
Class B	6	9	45	N/A	9	2	13
Class C	6	31	544	4	37	25	134
Class E	—*	N/A	40	—*	12	N/A	N/A
Class I	—*	27	3,803	12	N/A	10	1,061
Class R	—*	2	216	5	N/A	N/A	N/A
Class R6	N/A	—*	6	—*	N/A	N/A	N/A
Class Y	—*	2	934	7	N/A	1	31
Registration fees	90	100	197	73	82	85	146
Offering cost	—	—	—	85	—	—	—
Custodian fees	6	12	70	6	15	8	20
Independent Trustees and Chief Compliance Officer fees	6	6	139	2	5	5	40
Accounting services fee	53	84	275	50	76	77	264
Professional fees	10	16	44	15	12	4	—
Other	33	36	306	15	23	21	45
Total Expenses	**1,074**	**3,336**	**50,601**	**1,310**	**1,586**	**2,075**	**12,141**
Less:							
Expenses in excess of limit	(2)	—	(17)	(223)	(1,027)	—*	(214)
Total Net Expenses	**1,072**	**3,336**	**50,584**	**1,087**	**559**	**2,075**	**11,927**
Net Investment Income (Loss)	**1,495**	**(2,800)**	**(8,227)**	**1,159**	**38**	**4,294**	**55,049**
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	—	1,232	205,923	(4,648)	26	(681)	(2,455)
Investments in affiliated securities	17,488	—	—	—	—	—	—
Distributions of realized capital gains from affiliated securities	1,155	—	—	—	—	—	—
Futures contracts	—	—	—	—	—	—	780
Written options	—	—	(3,716)	—	—	—	—
Foreign currency exchange transactions	—	—	(13)	—	—	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	—	(48,177)	(737,259)	5,563	—	1,813	(5,728)
Investments in affiliated securities	(41,815)	—	—	—	—	—	(27)
Written options	—	—	(193)	—	—	—	—
Net Realized and Unrealized Gain (Loss)	**(23,172)**	**(46,945)**	**(535,258)**	**915**	**26**	**1,132**	**(7,430)**
Net Increase (Decrease) in Net Assets Resulting from Operations	**$(21,677)**	**$(49,745)**	**$(543,485)**	**$ 2,074**	**$ 64**	**$5,426**	**$47,619**

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Small Cap Growth Fund	Ivy Small Cap Value Fund	Ivy Tax-Managed Equity Fund	Ivy Value Fund
INVESTMENT INCOME				
Dividends from unaffiliated securities	$ 6,466	$ 2,951	$ 827	$ 5,780
Foreign dividend withholding tax	—	(2)	(13)	(54)
Interest and amortization from unaffiliated securities	182	31	22	49
Total Investment Income	**6,648**	**2,980**	**836**	**5,775**
EXPENSES				
Investment management fee	8,919	2,284	630	2,123
Distribution and service fees:				
Class A	888	527	216	666
Class B	92	26	14	37
Class C	1,863	159	39	199
Class E	15	—*	N/A	—*
Class R	222	11	N/A	2
Class Y	584	18	2	5
Shareholder servicing:				
Class A	993	736	115	660
Class B	38	14	1	17
Class C	301	42	7	33
Class E	34	—*	N/A	—*
Class I	309	42	7	15
Class R	114	6	N/A	1
Class R6	3	—*	N/A	—*
Class Y	362	12	1	3
Registration fees	131	106	84	122
Custodian fees	24	17	8	11
Independent Trustees and Chief Compliance Officer fees	26	7	3	9
Accounting services fee	264	101	55	106
Professional fees	25	20	12	20
Other	82	40	16	43
Total Expenses	**15,289**	**4,168**	**1,210**	**4,072**
Less:				
Expenses in excess of limit	(14)	—	—*	—
Total Net Expenses	**15,275**	**4,168**	**1,210**	**4,072**
Net Investment Income (Loss)	**(8,627)**	**(1,188)**	**(374)**	**1,703**
REALIZED AND UNREALIZED GAIN (LOSS)				
Net realized gain (loss) on:				
Investments in unaffiliated securities	93,749	6,136	192	16,874
Written options	318	—	—	(37)
Swap agreements	(13,241)	—	—	—
Foreign currency exchange transactions	1	—	—	—
Net change in unrealized appreciation (depreciation) on:				
Investments in unaffiliated securities	(172,842)	(20,917)	(2,963)	(31,014)
Written options	—	—	—	(372)
Swap agreements	(846)	—	—	—
Foreign currency exchange transactions	—*	—	—	—
Net Realized and Unrealized Loss	**(92,861)**	**(14,781)**	**(2,771)**	**(14,549)**
Net Decrease in Net Assets Resulting from Operations	**$(101,488)**	**$(15,969)**	**$(3,145)**	**$(12,846)**

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Bond Fund Year ended 3-31-16	Ivy Bond Fund Year ended 3-31-15	Ivy Core Equity Fund Year ended 3-31-16	Ivy Core Equity Fund Year ended 3-31-15	Ivy Cundill Global Value Fund Year ended 3-31-16	Ivy Cundill Global Value Fund Year ended 3-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 17,162	$ 14,566	$ 1,834	$ 1,104	$ 2,178	$ 741
Net realized gain (loss) on investments	(7,139)	9,440	51,498	79,672	(2,886)	5,055
Net change in unrealized appreciation (depreciation)	(8,352)	11,876	(105,917)	16,279	(33,823)	(36,070)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,671**	**35,882**	**(52,585)**	**97,055**	**(34,531)**	**(30,274)**
Distributions to Shareholders From:						
Net investment income:						
Class A	(17,219)	(15,481)	(163)	—	(1,796)	—
Class B	(87)	(99)	—	—	—	—
Class C	(460)	(381)	—	—	(46)	—
Class E	(89)	(85)	—	—	(7)	—
Class I	(243)	(158)	(255)	(385)	(88)	—
Class R	(19)	(6)	—	—	(2)	—
Class R6	(44)	(23)	(68)	(3)	(19)	—
Class Y	(68)	(64)	(141)	(153)	(34)	—
Net realized gains:						
Class A	—	—	(39,800)	(43,397)	—	—
Class B	—	—	(718)	(818)	—	—
Class C	—	—	(10,219)	(11,940)	—	—
Class E	—	—	(698)	(617)	—	—
Class I	—	—	(13,556)	(16,394)	—	—
Class R	—	—	(179)	(171)	—	—
Class R6	—	—	(2,897)	(250)	—	—
Class Y	—	—	(7,899)	(6,537)	—	—
Total Distributions to Shareholders	**(18,229)**	**(16,297)**	**(76,593)**	**(80,665)**	**(1,992)**	**—**
Capital Share Transactions	**42,640**	**123,728**	**121,596**	**237,462**	**(66,063)**	**(23,159)**
Net Increase (Decrease) in Net Assets	**26,082**	**143,313**	**(7,582)**	**253,852**	**(102,586)**	**(53,433)**
Net Assets, Beginning of Period	**743,658**	**600,345**	**1,137,464**	**883,612**	**318,510**	**371,943**
Net Assets, End of Period	**$769,740**	**$743,658**	**$1,129,882**	**$1,137,464**	**$ 215,924**	**$318,510**
Undistributed (distributions in excess of) net investment income	$ —	$ (3)	$ (95)	$ 460	$ 214	$ 255

See Accompanying Notes to Financial Statements.

	Ivy Dividend Opportunities Fund		Ivy Emerging Markets Equity Fund[1]		Ivy European Opportunities Fund	
(In thousands)	Year ended 3-31-16	Year ended 3-31-15	Year ended 3-31-16	Year ended 3-31-15	Year ended 3-31-16	Year ended 3-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 3,323	$ 4,007	$ 234	$ 1,416	$ 1,072	$ 1,165
Net realized gain (loss) on investments	13,648	50,524	(52,654)	62,061	(13,816)	17,073
Net change in unrealized depreciation	(36,288)	(23,024)	(52,284)	(15,073)	(12,125)	(19,686)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(19,317)**	**31,507**	**(104,704)**	**48,404**	**(24,869)**	**(1,448)**
Distributions to Shareholders From:						
Net investment income:						
Class A	(2,130)	(3,298)	(3,403)	(3,355)	(610)	(2,516)
Class B	(4)	(40)	(28)	—	—	(6)
Class C	(53)	(217)	(209)	(39)	—	(98)
Class E	(36)	(45)	(2)	(2)	—*	(2)
Class I	(214)	(299)	(1,158)	(1,308)	(316)	(583)
Class R	(2)	(3)	(26)	(5)	(1)	(5)
Class R6	(5)	(5)	(65)	(58)	(15)	(39)
Class Y	(64)	(120)	(92)	(83)	(6)	(28)
Net realized gains:						
Class A	(23,525)	(30,956)	—	—	—	—
Class B	(789)	(1,236)	—	—	—	—
Class C	(3,849)	(5,197)	—	—	—	—
Class E	(423)	(485)	—	—	—	—
Class I	(1,839)	(2,212)	—	—	—	—
Class R	(28)	(34)	—	—	—	—
Class R6	(41)	(45)	—	—	—	—
Class Y	(630)	(1,041)	—	—	—	—
Total Distributions to Shareholders	**(33,632)**	**(45,233)**	**(4,983)**	**(4,850)**	**(948)**	**(3,277)**
Capital Share Transactions	**(11,066)**	**54,998**	**31,640**	**(171,945)**	**57,146**	**(13,059)**
Net Increase (Decrease) in Net Assets	**(64,015)**	**41,272**	**(78,047)**	**(128,391)**	**31,329**	**(17,784)**
Net Assets, Beginning of Period	**426,099**	**384,827**	**611,949**	**740,340**	**192,580**	**210,364**
Net Assets, End of Period	**$362,084**	**$426,099**	**$ 533,902**	**$ 611,949**	**$223,909**	**$192,580**
Undistributed (distributions in excess of) net investment income	$ 1,003	$ 993	$ (427)	$ 4,951	$ 12	$ (75)

**Not shown due to rounding.*

(1)Consolidated Statements of Changes in Net Assets (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Global Bond Fund Year ended 3-31-16	Ivy Global Bond Fund Year ended 3-31-15	Ivy Global Equity Income Fund Year ended 3-31-16	Ivy Global Equity Income Fund Year ended 3-31-15	Ivy Global Growth Fund Year ended 3-31-16	Ivy Global Growth Fund Year ended 3-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 7,981	$ 10,092	$ 9,311	$ 7,443	$ (1,034)	$ 2,330
Net realized gain (loss) on investments	(8,859)	(1,081)	(17,773)	10,642	(734)	20,452
Net change in unrealized appreciation (depreciation)	(3,817)	(14,484)	(7,615)	(3,207)	(30,570)	3,262
Net Increase (Decrease) in Net Assets Resulting from Operations	**(4,695)**	**(5,473)**	**(16,077)**	**14,878**	**(32,338)**	**26,044**
Distributions to Shareholders From:						
Net investment income:						
Class A	(4,424)	(6,182)	(7,745)	(7,083)	(376)	(250)
Class B	(77)	(142)	(46)	(54)	—	—
Class C	(547)	(849)	(345)	(243)	—	—
Class E	N/A	N/A	N/A	N/A	—*	—*
Class I	(1,248)	(2,215)	(721)	(755)	(174)	(226)
Class R	(12)	(12)	(8)	(9)	—	—
Class R6	(11)	(6)	(43)	(31)	(6)	(6)
Class Y	(104)	(270)	(146)	(154)	(17)	(17)
Net realized gains:						
Class A	—	—	(7,224)	(4,442)	(8,348)	(4,729)
Class B	—	—	(54)	(37)	(68)	(54)
Class C	—	—	(411)	(195)	(601)	(368)
Class E	N/A	N/A	N/A	N/A	(3)	(1)
Class I	—	—	(585)	(494)	(1,780)	(859)
Class R	—	—	(8)	(6)	(41)	(13)
Class R6	—	—	(28)	(27)	(54)	(31)
Class Y	—	—	(128)	(90)	(272)	(155)
Total Distributions to Shareholders	**(6,423)**	**(9,676)**	**(17,492)**	**(13,620)**	**(11,740)**	**(6,709)**
Capital Share Transactions	**(77,614)**	**(5,958)**	**26,795**	**81,899**	**16,321**	**61,871**
Net Increase (Decrease) in Net Assets	**(88,732)**	**(21,107)**	**(6,774)**	**83,157**	**(27,757)**	**81,206**
Net Assets, Beginning of Period	**270,637**	**291,744**	**295,707**	**212,550**	**531,067**	**449,861**
Net Assets, End of Period	**$181,905**	**$270,637**	**$288,933**	**$295,707**	**$503,310**	**$531,067**
Undistributed (distributions in excess of) net investment income	$ 662	$ 573	$ 927	$ 767	$ (632)	$ 481

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Global Income Allocation Fund Year ended 3-31-16	Ivy Global Income Allocation Fund Year ended 3-31-15	Ivy High Income Fund Year ended 3-31-16	Ivy High Income Fund Year ended 3-31-15	Ivy International Core Equity Fund Year ended 3-31-16	Ivy International Core Equity Fund Year ended 3-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 31,121	$ 27,048	$ 494,504	$ 660,107	$ 52,051	$ 27,916
Net realized gain (loss) on investments	(51,907)	29,559	(500,136)	87,488	(128,459)	143,145
Net change in unrealized depreciation	(27,493)	(39,782)	(544,938)	(691,739)	(381,168)	(30,720)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(48,279)**	**16,825**	**(550,570)**	**55,856**	**(457,576)**	**140,341**
Distributions to Shareholders From:						
Net investment income:						
Class A	(26,075)	(22,360)	(188,245)	(237,844)	(12,752)	(14,825)
Class B	(151)	(185)	(7,499)	(8,954)	(16)	(70)
Class C	(1,918)	(1,440)	(92,678)	(110,961)	(757)	(953)
Class E	(108)	(103)	(667)	(647)	(34)	(49)
Class I	(2,715)	(2,455)	(149,446)	(232,534)	(21,428)	(15,770)
Class R	(10)	(10)	(4,527)	(3,068)	(176)	(124)
Class R6	(80)	(50)	(2,547)	(323)	(2,546)	(75)
Class Y	(87)	(200)	(42,233)	(65,747)	(4,810)	(3,248)
Net realized gains:						
Class A	—	—	—	(54,388)	—	(113,327)
Class B	—	—	—	(2,437)	—	(1,380)
Class C	—	—	—	(30,222)	—	(14,341)
Class E	—	—	—	(173)	—	(442)
Class I	—	—	—	(48,424)	—	(94,330)
Class R	—	—	—	(908)	—	(1,210)
Class R6	—	—	—	(62)	—	(500)
Class Y	—	—	—	(14,849)	—	(23,237)
Total Distributions to Shareholders	**(31,144)**	**(26,803)**	**(487,842)**	**(811,541)**	**(42,519)**	**(283,881)**
Capital Share Transactions	**62,853**	**197,484**	**(2,205,352)**	**(2,708,175)**	**1,599,773**	**1,503,559**
Net Increase (Decrease) in Net Assets	**(16,570)**	**187,506**	**(3,243,764)**	**(3,463,860)**	**1,099,678**	**1,360,019**
Net Assets, Beginning of Period	**764,394**	**576,888**	**8,014,984**	**11,478,844**	**3,482,080**	**2,122,061**
Net Assets, End of Period	**$747,824**	**$764,394**	**$ 4,771,220**	**$ 8,014,984**	**$4,581,758**	**$3,482,080**
Undistributed (distributions in excess of) net investment income	$ 2,690	$ 4,119	$ (7)	$ (177)	$ 14,595	$ (10,383)

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Large Cap Growth Fund Year ended 3-31-16	Ivy Large Cap Growth Fund Year ended 3-31-15	Ivy Limited-Term Bond Fund Year ended 3-31-16	Ivy Limited-Term Bond Fund Year ended 3-31-15	Ivy Managed International Opportunities Fund Year ended 3-31-16	Ivy Managed International Opportunities Fund Year ended 3-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (2,533)	$ (3,163)	$ 22,469	$ 22,335	$ 1,495	$ 3,369
Net realized gain (loss) on investments	78,209	129,243	(982)	(7,519)	18,643	6,888
Net change in unrealized appreciation (depreciation)	(113,833)	120,609	(5,603)	11,669	(41,815)	2,248
Net Increase (Decrease) in Net Assets Resulting from Operations	**(38,157)**	**246,689**	**15,884**	**26,485**	**(21,677)**	**12,505**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	(21,276)	(21,105)	(1,447)	(3,196)
Class B	—	—	(73)	(89)	(1)	(24)
Class C	—	—	(817)	(809)	(7)	(52)
Class E	—	—	(49)	(47)	(3)	(7)
Class I	—	—	(812)	(809)	(16)	(20)
Class R	—	—	(8)	(5)	(3)	(7)
Class R6	—	—	(49)	(43)	N/A	N/A
Class Y	—	—	(253)	(338)	(7)	(26)
Net realized gains:						
Class A	(73,821)	(70,570)	—	—	—	—
Class B	(843)	(925)	—	—	—	—
Class C	(7,208)	(6,725)	—	—	—	—
Class E	(682)	(578)	—	—	—	—
Class I	(17,371)	(19,854)	—	—	—	—
Class R	(1,438)	(2,067)	—	—	—	—
Class R6	(404)	(314)	—	—	N/A	N/A
Class Y	(7,606)	(9,260)	—	—	—	—
Total Distributions to Shareholders	**(109,373)**	**(110,293)**	**(23,337)**	**(23,245)**	**(1,484)**	**(3,332)**
Capital Share Transactions	**209,856**	**88,029**	**110,560**	**30,070**	**(18,143)**	**(36,714)**
Net Increase (Decrease) in Net Assets	**62,326**	**224,425**	**103,107**	**33,310**	**(41,304)**	**(27,541)**
Net Assets, Beginning of Period	**1,690,378**	**1,465,953**	**1,707,392**	**1,674,082**	**239,033**	**266,574**
Net Assets, End of Period	**$1,752,704**	**$1,690,378**	**$1,810,499**	**$1,707,392**	**$197,729**	**$239,033**
Distributions in excess of net investment income	$ (112)	$ (1,393)	$ —	$ —	$ (152)	$ (166)

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Micro Cap Growth Fund Year ended 3-31-16	Ivy Micro Cap Growth Fund Year ended 3-31-15	Ivy Mid Cap Growth Fund Year ended 3-31-16	Ivy Mid Cap Growth Fund Year ended 3-31-15	Ivy Mid Cap Income Opportunities Fund Year ended 3-31-16	Ivy Mid Cap Income Opportunities Fund Period from 10-1-14 (commencement of operations) to 3-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (2,800)	$ (3,563)	$ (8,227)	$ (18,967)	$ 1,159	$ 414
Net realized gain (loss) on investments	1,232	(3,144)	202,194	336,868	(4,648)	51
Net change in unrealized appreciation (depreciation)	(48,177)	(5,322)	(737,452)	195,497	5,563	3,789
Net Increase (Decrease) in Net Assets Resulting from Operations	**(49,745)**	**(12,029)**	**(543,485)**	**513,398**	**2,074**	**4,254**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	—	—	(873)	(137)
Class B	—	—	—	—	N/A	N/A
Class C	—	—	—	—	(29)	(5)
Class E	N/A	N/A	—	—	(32)	(11)
Class I	—	—	—	—	(124)	(50)
Class R	—	—	—	—	(23)	(7)
Class R6	—	—	—	—	(44)	(15)
Class Y	—	—	—	—	(60)	(16)
Net realized gains:						
Class A	(6,478)	(11,149)	(85,052)	(96,250)	(106)	(7)
Class B	(74)	(107)	(2,156)	(2,584)	N/A	N/A
Class C	(366)	(547)	(30,590)	(33,651)	(5)	(1)
Class E	N/A	N/A	(706)	(660)	(3)	—*
Class I	(531)	(1,214)	(201,843)	(263,600)	(10)	(2)
Class R	(28)	(39)	(7,350)	(9,167)	(3)	—*
Class R6	(99)	(147)	(5,460)	(377)	(4)	(1)
Class Y	(52)	(151)	(53,369)	(68,339)	(6)	(1)
Total Distributions to Shareholders	**(7,628)**	**(13,354)**	**(386,526)**	**(474,628)**	**(1,322)**	**(253)**
Capital Share Transactions	**(27,623)**	**(4,586)**	**(1,111,799)**	**342,769**	**53,645**	**61,684**
Net Increase (Decrease) in Net Assets	**(84,996)**	**(29,969)**	**(2,041,810)**	**381,539**	**54,397**	**65,685**
Net Assets, Beginning of Period	**236,567**	**266,536**	**5,161,096**	**4,779,557**	**65,685**	**—**
Net Assets, End of Period	**$151,571**	**$236,567**	**$ 3,119,286**	**$5,161,096**	**$120,082**	**$65,685**
Undistributed (distributions in excess of) net investment income	$ (512)	$ (836)	$ (11,178)	$ (2,964)	$ (55)	$ 175

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Money Market Fund Year ended 3-31-16	Ivy Money Market Fund Year ended 3-31-15	Ivy Municipal Bond Fund Year ended 3-31-16	Ivy Municipal Bond Fund Year ended 3-31-15	Ivy Municipal High Income Fund Year ended 3-31-16	Ivy Municipal High Income Fund Year ended 3-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 38	$ 35	$ 4,294	$ 3,934	$ 55,049	$ 55,977
Net realized gain (loss) on investments	26	2	(681)	(1,710)	(1,675)	(671)
Net change in unrealized appreciation (depreciation)	—	—	1,813	5,815	(5,755)	67,300
Net Increase in Net Assets Resulting from Operations	**64**	**37**	**5,426**	**8,039**	**47,619**	**122,606**
Distributions to Shareholders From:						
Net investment income:						
Class A	(28)	(25)	(3,635)	(3,340)	(15,406)	(16,273)
Class B	(1)	(1)	(34)	(44)	(473)	(539)
Class C	(8)	(8)	(405)	(405)	(7,920)	(8,385)
Class E	(1)	(1)	N/A	N/A	N/A	N/A
Class I	N/A	N/A	(168)	(88)	(29,645)	(29,085)
Class Y	N/A	N/A	(17)	(16)	(791)	(941)
Net realized gains:						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class E	—	—	N/A	N/A	N/A	N/A
Class I	N/A	N/A	—	—	—	—
Class Y	N/A	N/A	—	—	—	—
Total Distributions to Shareholders	**(38)**	**(35)**	**(4,259)**	**(3,893)**	**(54,235)**	**(55,223)**
Capital Share Transactions	**62,924**	**(23,125)**	**45,434**	**36,930**	**14,013**	**89,149**
Net Increase (Decrease) in Net Assets	**62,950**	**(23,123)**	**46,601**	**41,076**	**7,397**	**156,532**
Net Assets, Beginning of Period	**160,632**	**183,755**	**180,174**	**139,098**	**1,354,196**	**1,197,664**
Net Assets, End of Period	**$223,582**	**$160,632**	**$226,775**	**$180,174**	**$1,361,593**	**$1,354,196**
Undistributed net investment income	$ —	$ —	$ 146	$ 111	$ 3,350	$ 2,536

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Small Cap Growth Fund Year ended 3-31-16	Ivy Small Cap Growth Fund Year ended 3-31-15	Ivy Small Cap Value Fund Year ended 3-31-16	Ivy Small Cap Value Fund Year ended 3-31-15	Ivy Tax-Managed Equity Fund Year ended 3-31-16	Ivy Tax-Managed Equity Fund Year ended 3-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment loss	$ (8,627)	$ (9,199)	$ (1,188)	$ (593)	$ (374)	$ (100)
Net realized gain on investments	80,827	80,622	6,136	39,504	192	2,720
Net change in unrealized appreciation (depreciation)	(173,688)	10,673	(20,917)	(22,143)	(2,963)	6,595
Net Increase (Decrease) in Net Assets Resulting from Operations	**(101,488)**	**82,096**	**(15,969)**	**16,768**	**(3,145)**	**9,215**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class E	—	—	—	—	N/A	N/A
Class I	(80)	—	—	—	—	—
Class R	—	—	—	—	N/A	N/A
Class R6	(6)	—	—	—	N/A	N/A
Class Y	—	—	—	—	—	—
Net realized gains:						
Class A	(46,569)	(22,816)	(26,283)	(22,769)	(1,904)	(1,288)
Class B	(1,469)	(820)	(377)	(355)	(20)	(31)
Class C	(27,685)	(14,455)	(2,245)	(1,865)	(73)	(53)
Class E	(815)	(338)	(18)	(14)	N/A	N/A
Class I	(20,605)	(11,560)	(3,254)	(3,369)	(84)	(46)
Class R	(5,989)	(2,725)	(318)	(191)	N/A	N/A
Class R6	(2,365)	(1,117)	(426)	(308)	N/A	N/A
Class Y	(25,481)	(13,860)	(980)	(638)	(14)	(19)
Total Distributions to Shareholders	**(131,064)**	**(67,691)**	**(33,901)**	**(29,509)**	**(2,095)**	**(1,437)**
Capital Share Transactions	**25,570**	**(75,929)**	**(6,886)**	**13,297**	**45,598**	**26,771**
Net Increase (Decrease) in Net Assets	**(206,982)**	**(61,524)**	**(56,756)**	**556**	**40,358**	**34,549**
Net Assets, Beginning of Period	**1,151,291**	**1,212,815**	**305,016**	**304,460**	**79,214**	**44,665**
Net Assets, End of Period	**$ 944,309**	**$1,151,291**	**$248,260**	**$305,016**	**$119,572**	**$79,214**
Undistributed (distributions in excess of) net investment income	$ (8,559)	$ (84)	$ (29)	$ 2,622	$ (62)	$ —

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Value Fund Year ended 3-31-16	Ivy Value Fund Year ended 3-31-15
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 1,703	$ 1,420
Net realized gain on investments	16,837	27,309
Net change in unrealized depreciation	(31,386)	(13,125)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(12,846)**	**15,604**
Distributions to Shareholders From:		
Net investment income:		
Class A	(311)	(647)
Class B	—	—
Class C	—	—
Class E	—*	(1)
Class I	(19)	(107)
Class R	—*	—*
Class R6	(5)	(2)
Class Y	(2)	(25)
Net realized gains:		
Class A	(29,495)	(20,381)
Class B	(409)	(343)
Class C	(2,225)	(1,447)
Class E	(18)	(11)
Class I	(986)	(1,679)
Class R	(39)	(25)
Class R6	(201)	(37)
Class Y	(194)	(642)
Total Distributions to Shareholders	**(33,904)**	**(25,347)**
Capital Share Transactions	**(14,299)**	**74,526**
Net Increase (Decrease) in Net Assets	**(61,049)**	**64,783**
Net Assets, Beginning of Period	**340,488**	**275,705**
Net Assets, End of Period	**$279,439**	**$340,488**
Undistributed net investment income	$ 2,019	$ 4,403

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

IVY BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$10.78	$0.24	$(0.22)	$ 0.02	$(0.26)	$ —	$(0.26)
Year ended 3-31-2015	10.46	0.23	0.35	0.58	(0.26)	—	(0.26)
Year ended 3-31-2014	10.71	0.24	(0.19)	0.05	(0.30)	—	(0.30)
Year ended 3-31-2013	10.44	0.26	0.39	0.65	(0.31)	(0.07)	(0.38)
Year ended 3-31-2012	10.10	0.17	0.51	0.68	(0.34)	—	(0.34)
Class B Shares(4)							
Year ended 3-31-2016	10.78	0.14	(0.22)	(0.08)	(0.16)	—	(0.16)
Year ended 3-31-2015	10.46	0.13	0.35	0.48	(0.16)	—	(0.16)
Year ended 3-31-2014	10.71	0.15	(0.20)	(0.05)	(0.20)	—	(0.20)
Year ended 3-31-2013	10.44	0.15	0.40	0.55	(0.21)	(0.07)	(0.28)
Year ended 3-31-2012	10.10	0.06	0.51	0.57	(0.23)	—	(0.23)
Class C Shares							
Year ended 3-31-2016	10.78	0.16	(0.22)	(0.06)	(0.18)	—	(0.18)
Year ended 3-31-2015	10.46	0.15	0.35	0.50	(0.18)	—	(0.18)
Year ended 3-31-2014	10.71	0.17	(0.21)	(0.04)	(0.21)	—	(0.21)
Year ended 3-31-2013	10.44	0.18	0.40	0.58	(0.24)	(0.07)	(0.31)
Year ended 3-31-2012	10.10	0.09	0.51	0.60	(0.26)	—	(0.26)
Class E Shares							
Year ended 3-31-2016	10.78	0.24	(0.23)	0.01	(0.25)	—	(0.25)
Year ended 3-31-2015	10.46	0.22	0.35	0.57	(0.25)	—	(0.25)
Year ended 3-31-2014	10.71	0.24	(0.20)	0.04	(0.29)	—	(0.29)
Year ended 3-31-2013	10.44	0.25	0.40	0.65	(0.31)	(0.07)	(0.38)
Year ended 3-31-2012	10.10	0.17	0.51	0.68	(0.34)	—	(0.34)
Class I Shares							
Year ended 3-31-2016	10.78	0.27	(0.22)	0.05	(0.29)	—	(0.29)
Year ended 3-31-2015	10.46	0.26	0.35	0.61	(0.29)	—	(0.29)
Year ended 3-31-2014	10.71	0.28	(0.20)	0.08	(0.33)	—	(0.33)
Year ended 3-31-2013	10.44	0.29	0.40	0.69	(0.35)	(0.07)	(0.42)
Year ended 3-31-2012	10.10	0.20	0.51	0.71	(0.37)	—	(0.37)
Class R Shares							
Year ended 3-31-2016	10.78	0.19	(0.21)	(0.02)	(0.22)	—	(0.22)
Year ended 3-31-2015	10.46	0.20	0.35	0.55	(0.23)	—	(0.23)
Year ended 3-31-2014	10.71	0.21	(0.19)	0.02	(0.27)	—	(0.27)
Year ended 3-31-2013(5)	10.69	0.02	0.08	0.10	(0.08)	—	(0.08)
Class R6 Shares							
Year ended 3-31-2016	10.78	0.29	(0.23)	0.06	(0.30)	—	(0.30)
Year ended 3-31-2015(7)	10.58	0.18	0.22	0.40	(0.20)	—	(0.20)
Class Y Shares							
Year ended 3-31-2016	10.78	0.25	(0.23)	0.02	(0.26)	—	(0.26)
Year ended 3-31-2015	10.46	0.23	0.35	0.58	(0.26)	—	(0.26)
Year ended 3-31-2014	10.71	0.25	(0.20)	0.05	(0.30)	—	(0.30)
Year ended 3-31-2013	10.44	0.26	0.40	0.66	(0.32)	(0.07)	(0.39)
Year ended 3-31-2012	10.10	0.18	0.51	0.69	(0.35)	—	(0.35)

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$10.54	0.21%	$704	1.02%	2.32%	—%	—%	213%
Year ended 3-31-2015	10.78	5.58	695	1.02	2.17	—	—	182
Year ended 3-31-2014	10.46	0.48	561	1.04	2.35	—	—	202
Year ended 3-31-2013	10.71	6.33	554	1.06	2.42	—	—	269
Year ended 3-31-2012	10.44	6.83	437	1.11	1.68	—	—	309
Class B Shares[4]								
Year ended 3-31-2016	10.54	-0.73	7	1.96	1.37	—	—	213
Year ended 3-31-2015	10.78	4.56	6	2.00	1.19	—	—	182
Year ended 3-31-2014	10.46	-0.45	7	1.98	1.45	—	—	202
Year ended 3-31-2013	10.71	5.28	11	2.05	1.41	—	—	269
Year ended 3-31-2012	10.44	5.68	10	2.19	0.61	—	—	309
Class C Shares								
Year ended 3-31-2016	10.54	-0.55	33	1.78	1.56	—	—	213
Year ended 3-31-2015	10.78	4.76	28	1.80	1.38	—	—	182
Year ended 3-31-2014	10.46	-0.31	21	1.82	1.61	—	—	202
Year ended 3-31-2013	10.71	5.55	39	1.79	1.67	—	—	269
Year ended 3-31-2012	10.44	6.03	40	1.84	0.92	—	—	309
Class E Shares								
Year ended 3-31-2016	10.54	0.15	4	1.08	2.26	1.32	2.02	213
Year ended 3-31-2015	10.78	5.45	4	1.14	2.05	1.35	1.84	182
Year ended 3-31-2014	10.46	0.38	4	1.14	2.26	1.35	2.05	202
Year ended 3-31-2013	10.71	6.25	5	1.14	2.33	1.35	2.12	269
Year ended 3-31-2012	10.44	6.79	4	1.14	1.66	1.42	1.38	309
Class I Shares								
Year ended 3-31-2016	10.54	0.49	14	0.74	2.58	—	—	213
Year ended 3-31-2015	10.78	5.90	7	0.74	2.44	—	—	182
Year ended 3-31-2014	10.46	0.77	4	0.76	2.65	—	—	202
Year ended 3-31-2013	10.71	6.67	6	0.76	2.68	—	—	269
Year ended 3-31-2012	10.44	7.19	4	0.77	1.96	—	—	309
Class R Shares								
Year ended 3-31-2016	10.54	-0.11	3	1.34	1.89	—	—	213
Year ended 3-31-2015	10.78	5.27	—*	1.32	1.87	—	—	182
Year ended 3-31-2014	10.46	0.18	—*	1.35	2.04	—	—	202
Year ended 3-31-2013[5]	10.71	0.96	—*	1.30[6]	0.82[6]	—	—	269[8]
Class R6 Shares								
Year ended 3-31-2016	10.54	0.64	2	0.59	2.75	—	—	213
Year ended 3-31-2015[7]	10.78	3.81	1	0.58[6]	2.54[6]	—	—	182[9]
Class Y Shares								
Year ended 3-31-2016	10.54	0.26	3	0.98	2.35	—	—	213
Year ended 3-31-2015	10.78	5.62	3	0.99	2.20	—	—	182
Year ended 3-31-2014	10.46	0.51	3	1.00	2.42	—	—	202
Year ended 3-31-2013	10.71	6.39	5	1.00	2.49	—	—	269
Year ended 3-31-2012	10.44	6.91	8	1.03	1.78	—	—	309

See Accompanying Notes to Financial Statements.

IVY CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$14.29	$ 0.02	$(0.60)	$(0.58)	$ —*	$(0.98)	$(0.98)
Year ended 3-31-2015	14.04	0.02	1.33	1.35	—	(1.10)	(1.10)
Year ended 3-31-2014	12.15	0.05	2.67	2.72	(0.04)	(0.79)	(0.83)
Year ended 3-31-2013	10.91	0.04	1.33	1.37	(0.05)	(0.08)	(0.13)
Year ended 3-31-2012	10.68	0.02	0.58	0.60	—	(0.37)	(0.37)
Class B Shares(4)							
Year ended 3-31-2016	12.36	(0.09)	(0.52)	(0.61)	—	(0.90)	(0.90)
Year ended 3-31-2015	12.32	(0.10)	1.16	1.06	—	(1.02)	(1.02)
Year ended 3-31-2014	10.78	(0.07)	2.36	2.29	—	(0.75)	(0.75)
Year ended 3-31-2013	9.75	(0.07)	1.18	1.11	—	(0.08)	(0.08)
Year ended 3-31-2012	9.59	(0.08)	0.52	0.44	—	(0.28)	(0.28)
Class C Shares							
Year ended 3-31-2016	12.71	(0.07)	(0.54)	(0.61)	—	(0.91)	(0.91)
Year ended 3-31-2015	12.63	(0.08)	1.19	1.11	—	(1.03)	(1.03)
Year ended 3-31-2014	11.03	(0.05)	2.41	2.36	—	(0.76)	(0.76)
Year ended 3-31-2013	9.95	(0.04)	1.20	1.16	—	(0.08)	(0.08)
Year ended 3-31-2012	9.77	(0.06)	0.55	0.49	—	(0.31)	(0.31)
Class E Shares							
Year ended 3-31-2016	14.23	0.00*	(0.60)	(0.60)	—	(0.96)	(0.96)
Year ended 3-31-2015	14.00	(0.01)	1.32	1.31	—	(1.08)	(1.08)
Year ended 3-31-2014	12.12	0.02	2.67	2.69	(0.02)	(0.79)	(0.81)
Year ended 3-31-2013	10.89	0.03	1.32	1.35	(0.04)	(0.08)	(0.12)
Year ended 3-31-2012	10.67	0.01	0.59	0.60	—	(0.38)	(0.38)
Class I Shares							
Year ended 3-31-2016	15.67	0.07	(0.66)	(0.59)	(0.02)	(1.01)	(1.03)
Year ended 3-31-2015	15.29	0.07	1.45	1.52	(0.03)	(1.11)	(1.14)
Year ended 3-31-2014	13.15	0.09	2.91	3.00	(0.07)	(0.79)	(0.86)
Year ended 3-31-2013	11.78	0.08	1.44	1.52	(0.07)	(0.08)	(0.15)
Year ended 3-31-2012	11.50	0.05	0.64	0.69	—	(0.41)	(0.41)
Class R Shares							
Year ended 3-31-2016	14.23	(0.02)	(0.60)	(0.62)	—	(0.94)	(0.94)
Year ended 3-31-2015	14.01	(0.03)	1.31	1.28	—	(1.06)	(1.06)
Year ended 3-31-2014	12.13	0.01	2.67	2.68	(0.01)	(0.79)	(0.80)
Year ended 3-31-2013(5)	11.15	0.00	0.98	0.98	—	—	—
Class R6 Shares							
Year ended 3-31-2016	15.69	0.09	(0.67)	(0.58)	(0.02)	(1.02)	(1.04)
Year ended 3-31-2015(7)	15.69	0.06	1.06	1.12	(0.01)	(1.11)	(1.12)
Class Y Shares							
Year ended 3-31-2016	15.29	0.07	(0.64)	(0.57)	(0.02)	(1.01)	(1.03)
Year ended 3-31-2015	14.94	0.07	1.42	1.49	(0.03)	(1.11)	(1.14)
Year ended 3-31-2014	12.87	0.09	2.84	2.93	(0.07)	(0.79)	(0.86)
Year ended 3-31-2013	11.54	0.06	1.40	1.46	(0.05)	(0.08)	(0.13)
Year ended 3-31-2012	11.27	0.03	0.63	0.66	—	(0.39)	(0.39)

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$12.73	-4.22%	$546	1.15%	0.15%	1.18%	0.12%	62%
Year ended 3-31-2015	14.29	9.86	611	1.15	0.13	1.17	0.11	65
Year ended 3-31-2014	14.04	22.76	499	1.15	0.35	1.20	0.30	61
Year ended 3-31-2013	12.15	12.66	320	1.23	0.35	1.26	0.32	60
Year ended 3-31-2012	10.91	6.16	196	1.30	0.15	—	—	65
Class B Shares[4]								
Year ended 3-31-2016	10.85	-5.18	9	2.09	-0.79	—	—	62
Year ended 3-31-2015	12.36	8.80	11	2.08	-0.79	—	—	65
Year ended 3-31-2014	12.32	21.62	11	2.12	-0.62	—	—	61
Year ended 3-31-2013	10.78	11.49	10	2.24	-0.68	—	—	60
Year ended 3-31-2012	9.75	5.05	5	2.36	-0.89	—	—	65
Class C Shares								
Year ended 3-31-2016	11.19	-5.00	129	1.91	-0.61	—	—	62
Year ended 3-31-2015	12.71	9.04	160	1.90	-0.62	—	—	65
Year ended 3-31-2014	12.63	21.79	144	1.94	-0.44	—	—	61
Year ended 3-31-2013	11.03	11.76	115	2.02	-0.43	—	—	60
Year ended 3-31-2012	9.95	5.46	99	2.08	-0.61	—	—	65
Class E Shares								
Year ended 3-31-2016	12.67	-4.39	10	1.29	0.02	1.43	-0.12	62
Year ended 3-31-2015	14.23	9.60	10	1.35	-0.06	1.43	-0.14	65
Year ended 3-31-2014	14.00	22.57	7	1.35	0.15	1.51	-0.01	61
Year ended 3-31-2013	12.12	12.53	4	1.35	0.25	1.61	-0.01	60
Year ended 3-31-2012	10.89	6.13	3	1.35	0.10	1.72	-0.27	65
Class I Shares								
Year ended 3-31-2016	14.05	-3.93	172	0.84	0.46	0.90	0.40	62
Year ended 3-31-2015	15.67	10.14	234	0.84	0.45	0.90	0.39	65
Year ended 3-31-2014	15.29	23.18	153	0.84	0.63	0.91	0.56	61
Year ended 3-31-2013	13.15	13.08	60	0.91	0.69	0.93	0.67	60
Year ended 3-31-2012	11.78	6.57	28	0.94	0.47	—	—	65
Class R Shares								
Year ended 3-31-2016	12.67	-4.53	2	1.50	-0.18	—	—	62
Year ended 3-31-2015	14.23	9.40	2	1.50	-0.22	—	—	65
Year ended 3-31-2014	14.01	22.41	2	1.50	0.04	—	—	61
Year ended 3-31-2013[5]	12.13	8.79	—*	1.50[6]	-0.13[6]	—	—	60[8]
Class R6 Shares								
Year ended 3-31-2016	14.07	-3.84	149	0.75	0.63	—	—	62
Year ended 3-31-2015[7]	15.69	7.39	4	0.75[6]	0.60[6]	—	—	65[9]
Class Y Shares								
Year ended 3-31-2016	13.69	-3.91	113	0.84	0.46	1.15	0.15	62
Year ended 3-31-2015	15.29	10.18	105	0.84	0.45	1.15	0.14	65
Year ended 3-31-2014	14.94	23.14	68	0.84	0.64	1.16	0.32	61
Year ended 3-31-2013	12.87	12.82	27	1.09	0.48	1.18	0.40	60
Year ended 3-31-2012	11.54	6.35	18	1.20	0.27	—	—	65

See Accompanying Notes to Financial Statements.

IVY CUNDILL GLOBAL VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$16.52	$ 0.13	$(2.19)	$(2.06)	$(0.13)	$—	$(0.13)
Year ended 3-31-2015	17.96	0.04	(1.48)	(1.44)	—	—	—
Year ended 3-31-2014	14.68	(0.03)	3.32	3.29	(0.01)	—	(0.01)
Year ended 3-31-2013	13.44	0.01	1.23	1.24	—	—	—
Year ended 3-31-2012	14.00	0.02	(0.57)	(0.55)	(0.01)	—	(0.01)
Class B Shares(4)							
Year ended 3-31-2016	15.20	(0.04)	(2.01)	(2.05)	—	—	—
Year ended 3-31-2015	16.72	(0.15)	(1.37)	(1.52)	—	—	—
Year ended 3-31-2014	13.81	(0.19)	3.10	2.91	—	—	—
Year ended 3-31-2013	12.78	(0.11)	1.14	1.03	—	—	—
Year ended 3-31-2012	13.43	(0.09)	(0.56)	(0.65)	—	—	—
Class C Shares							
Year ended 3-31-2016	15.56	0.04	(2.06)	(2.02)	(0.04)	—	(0.04)
Year ended 3-31-2015	17.03	(0.07)	(1.40)	(1.47)	—	—	—
Year ended 3-31-2014	13.99	(0.12)	3.16	3.04	—	—	—
Year ended 3-31-2013	12.88	(0.05)	1.16	1.11	—	—	—
Year ended 3-31-2012	13.48	(0.05)	(0.55)	(0.60)	—	—	—
Class E Shares							
Year ended 3-31-2016	16.60	0.15	(2.20)	(2.05)	(0.13)	—	(0.13)
Year ended 3-31-2015	18.05	0.04	(1.49)	(1.45)	—	—	—
Year ended 3-31-2014	14.78	(0.03)	3.34	3.31	(0.04)	—	(0.04)
Year ended 3-31-2013	13.49	0.04	1.25	1.29	—	—	—
Year ended 3-31-2012	14.04	0.05	(0.57)	(0.52)	(0.03)	—	(0.03)
Class I Shares							
Year ended 3-31-2016	16.94	0.21	(2.25)	(2.04)	(0.26)	—	(0.26)
Year ended 3-31-2015	18.33	0.12	(1.51)	(1.39)	—	—	—
Year ended 3-31-2014	14.98	0.05	3.39	3.44	(0.09)	—	(0.09)
Year ended 3-31-2013	13.64	0.09	1.25	1.34	—	—	—
Year ended 3-31-2012	14.23	0.10	(0.59)	(0.49)	(0.10)	—	(0.10)
Class R Shares							
Year ended 3-31-2016	16.47	0.11	(2.17)	(2.06)	(0.09)	—	(0.09)
Year ended 3-31-2015	17.94	0.02	(1.49)	(1.47)	—	—	—
Year ended 3-31-2014	14.68	(0.05)	3.32	3.27	(0.01)	—	(0.01)
Year ended 3-31-2013(5)	13.62	(0.01)	1.07	1.06	—	—	—
Class R6 Shares							
Year ended 3-31-2016	16.95	0.24	(2.25)	(2.01)	(0.26)	—	(0.26)
Year ended 3-31-2015(7)	18.57	0.08	(1.70)	(1.62)	—	—	—
Class Y Shares							
Year ended 3-31-2016	16.77	0.17	(2.23)	(2.06)	(0.18)	—	(0.18)
Year ended 3-31-2015	18.20	0.07	(1.50)	(1.43)	—	—	—
Year ended 3-31-2014	14.86	(0.01)	3.39	3.38	(0.04)	—	(0.04)
Year ended 3-31-2013	13.56	0.09	1.21	1.30	—	—	—
Year ended 3-31-2012	14.15	0.11	(0.59)	(0.48)	(0.11)	—	(0.11)

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$14.33	-12.51%	$192	1.60%	0.86%	1.75%	0.71%	18%
Year ended 3-31-2015	16.52	-8.02	288	1.56	0.24	1.70	0.10	28
Year ended 3-31-2014	17.96	22.41	332	1.61	-0.20	1.75	-0.34	47
Year ended 3-31-2013	14.68	9.23	196	1.86	0.05	1.91	—	26
Year ended 3-31-2012	13.44	-3.93	200	1.86	0.16	—	—	38
Class B Shares[4]								
Year ended 3-31-2016	13.15	-13.49	1	2.77	-0.30	2.92	-0.45	18
Year ended 3-31-2015	15.20	-9.09	2	2.73	-0.91	2.87	-1.05	28
Year ended 3-31-2014	16.72	21.07	4	2.72	-1.23	2.86	-1.37	47
Year ended 3-31-2013	13.81	8.06	6	2.94	-0.92	2.99	-0.97	26
Year ended 3-31-2012	12.78	-4.84	10	2.81	-0.76	—	—	38
Class C Shares								
Year ended 3-31-2016	13.50	-12.98	15	2.20	0.25	2.35	0.10	18
Year ended 3-31-2015	15.56	-8.63	19	2.19	-0.39	2.33	-0.53	28
Year ended 3-31-2014	17.03	21.73	24	2.22	-0.78	2.36	-0.92	47
Year ended 3-31-2013	13.99	8.62	21	2.39	-0.44	2.44	-0.49	26
Year ended 3-31-2012	12.88	-4.45	26	2.42	-0.39	—	—	38
Class E Shares								
Year ended 3-31-2016	14.42	-12.39	1	1.50	0.96	2.13	0.33	18
Year ended 3-31-2015	16.60	-8.03	1	1.59	0.21	2.00	-0.20	28
Year ended 3-31-2014	18.05	22.43	1	1.59	-0.17	2.08	-0.65	47
Year ended 3-31-2013	14.78	9.56	1	1.59	0.28	2.35	-0.48	26
Year ended 3-31-2012	13.49	-3.66	1	1.59	0.42	2.36	-0.35	38
Class I Shares								
Year ended 3-31-2016	14.64	-12.11	4	1.14	1.32	1.29	1.17	18
Year ended 3-31-2015	16.94	-7.58	5	1.12	0.64	1.26	0.50	28
Year ended 3-31-2014	18.33	22.98	7	1.14	0.27	1.28	0.13	47
Year ended 3-31-2013	14.98	9.82	4	1.24	0.70	1.29	0.65	26
Year ended 3-31-2012	13.64	-3.32	5	1.27	0.75	—	—	38
Class R Shares								
Year ended 3-31-2016	14.32	-12.53	—*	1.73	0.73	1.88	0.58	18
Year ended 3-31-2015	16.47	-8.19	—*	1.72	0.09	1.86	-0.05	28
Year ended 3-31-2014	17.94	22.30	—*	1.72	-0.28	1.86	-0.42	47
Year ended 3-31-2013[5]	14.68	7.78	—*	1.66[6]	-0.37[6]	1.71[6]	-0.42[6]	26[8]
Class R6 Shares								
Year ended 3-31-2016	14.68	-11.92	1	0.98	1.48	1.13	1.33	18
Year ended 3-31-2015[7]	16.95	-8.72	1	0.95[6]	0.72[6]	1.09[6]	0.58[6]	28[9]
Class Y Shares								
Year ended 3-31-2016	14.53	-12.32	2	1.40	1.13	1.55	0.98	18
Year ended 3-31-2015	16.77	-7.86	3	1.38	0.41	1.52	0.27	28
Year ended 3-31-2014	18.20	22.76	4	1.35	-0.04	1.49	-0.18	47
Year ended 3-31-2013	14.86	9.59	4	1.47	0.74	1.63	0.58	26
Year ended 3-31-2012	13.56	-3.24	13	1.20	0.85	1.54	0.51	38

See Accompanying Notes to Financial Statements.

IVY DIVIDEND OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$19.55	$0.17	$(1.04)	$(0.87)	$(0.14)	$(1.55)	$(1.69)
Year ended 3-31-2015	20.27	0.22	1.39	1.61	(0.22)	(2.11)	(2.33)
Year ended 3-31-2014	17.20	0.19	3.33	3.52	(0.16)	(0.29)	(0.45)
Year ended 3-31-2013	15.70	0.23	1.48	1.71	(0.21)	—	(0.21)
Year ended 3-31-2012	16.14	0.18	(0.44)	(0.26)	(0.18)	—	(0.18)
Class B Shares(4)							
Year ended 3-31-2016	19.22	0.03	(1.02)	(0.99)	(0.01)	(1.54)	(1.55)
Year ended 3-31-2015	19.97	0.06	1.37	1.43	(0.07)	(2.11)	(2.18)
Year ended 3-31-2014	16.99	0.05	3.27	3.32	(0.05)	(0.29)	(0.34)
Year ended 3-31-2013	15.54	0.09	1.48	1.57	(0.12)	—	(0.12)
Year ended 3-31-2012	15.98	0.04	(0.43)	(0.39)	(0.05)	—	(0.05)
Class C Shares							
Year ended 3-31-2016	19.31	0.05	(1.03)	(0.98)	(0.02)	(1.55)	(1.57)
Year ended 3-31-2015	20.05	0.08	1.38	1.46	(0.09)	(2.11)	(2.20)
Year ended 3-31-2014	17.05	0.07	3.29	3.36	(0.07)	(0.29)	(0.36)
Year ended 3-31-2013	15.59	0.11	1.49	1.60	(0.14)	—	(0.14)
Year ended 3-31-2012	16.03	0.07	(0.43)	(0.36)	(0.08)	—	(0.08)
Class E Shares							
Year ended 3-31-2016	19.48	0.17	(1.03)	(0.86)	(0.13)	(1.55)	(1.68)
Year ended 3-31-2015	20.21	0.19	1.39	1.58	(0.20)	(2.11)	(2.31)
Year ended 3-31-2014	17.16	0.17	3.32	3.49	(0.15)	(0.29)	(0.44)
Year ended 3-31-2013	15.66	0.21	1.49	1.70	(0.20)	—	(0.20)
Year ended 3-31-2012	16.10	0.17	(0.44)	(0.27)	(0.17)	—	(0.17)
Class I Shares							
Year ended 3-31-2016	19.61	0.23	(1.04)	(0.81)	(0.18)	(1.55)	(1.73)
Year ended 3-31-2015	20.33	0.28	1.40	1.68	(0.29)	(2.11)	(2.40)
Year ended 3-31-2014	17.25	0.26	3.33	3.59	(0.22)	(0.29)	(0.51)
Year ended 3-31-2013	15.73	0.28	1.49	1.77	(0.25)	—	(0.25)
Year ended 3-31-2012	16.17	0.24	(0.45)	(0.21)	(0.23)	—	(0.23)
Class R Shares							
Year ended 3-31-2016	19.53	0.12	(1.03)	(0.91)	(0.10)	(1.55)	(1.65)
Year ended 3-31-2015	20.25	0.16	1.40	1.56	(0.17)	(2.11)	(2.28)
Year ended 3-31-2014	17.19	0.14	3.33	3.47	(0.12)	(0.29)	(0.41)
Year ended 3-31-2013(5)	15.79	0.01	1.39	1.40	—	—	—
Class R6 Shares							
Year ended 3-31-2016	19.64	0.25	(1.03)	(0.78)	(0.21)	(1.55)	(1.76)
Year ended 3-31-2015(7)	20.64	0.20	1.15	1.35	(0.24)	(2.11)	(2.35)
Class Y Shares							
Year ended 3-31-2016	19.58	0.19	(1.04)	(0.85)	(0.15)	(1.55)	(1.70)
Year ended 3-31-2015	20.30	0.23	1.40	1.63	(0.24)	(2.11)	(2.35)
Year ended 3-31-2014	17.23	0.21	3.33	3.54	(0.18)	(0.29)	(0.47)
Year ended 3-31-2013	15.72	0.24	1.50	1.74	(0.23)	—	(0.23)
Year ended 3-31-2012	16.16	0.19	(0.44)	(0.25)	(0.19)	—	(0.19)

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$16.99	-4.65%	$275	1.25%	0.94%	—%	—%	45%
Year ended 3-31-2015	19.55	8.19	322	1.24	1.07	—	—	48
Year ended 3-31-2014	20.27	20.70	291	1.27	1.03	—	—	43
Year ended 3-31-2013	17.20	11.06	246	1.28	1.43	—	—	45
Year ended 3-31-2012	15.70	-1.54	261	1.29	1.21	—	—	37
Class B Shares[4]								
Year ended 3-31-2016	16.68	-5.32	8	2.03	0.17	—	—	45
Year ended 3-31-2015	19.22	7.33	12	2.01	0.30	—	—	48
Year ended 3-31-2014	19.97	19.70	13	2.05	0.25	—	—	43
Year ended 3-31-2013	16.99	10.10	11	2.13	0.60	—	—	45
Year ended 3-31-2012	15.54	-2.35	15	2.18	0.30	—	—	37
Class C Shares								
Year ended 3-31-2016	16.76	-5.26	44	1.93	0.27	—	—	45
Year ended 3-31-2015	19.31	7.46	54	1.91	0.40	—	—	48
Year ended 3-31-2014	20.05	19.85	47	1.93	0.37	—	—	43
Year ended 3-31-2013	17.05	10.32	39	1.97	0.73	—	—	45
Year ended 3-31-2012	15.59	-2.23	43	2.00	0.48	—	—	37
Class E Shares								
Year ended 3-31-2016	16.94	-4.59	5	1.28	0.91	1.56	0.63	45
Year ended 3-31-2015	19.48	8.01	5	1.37	0.94	1.58	0.73	48
Year ended 3-31-2014	20.21	20.52	4	1.37	0.93	1.66	0.64	43
Year ended 3-31-2013	17.16	11.00	4	1.36	1.31	1.80	0.87	45
Year ended 3-31-2012	15.66	-1.61	3	1.37	1.14	1.92	0.59	37
Class I Shares								
Year ended 3-31-2016	17.07	-4.27	22	0.94	1.25	—	—	45
Year ended 3-31-2015	19.61	8.50	23	0.93	1.38	—	—	48
Year ended 3-31-2014	20.33	21.06	19	0.94	1.36	—	—	43
Year ended 3-31-2013	17.25	11.45	15	0.93	1.74	—	—	45
Year ended 3-31-2012	15.73	-1.18	14	0.94	1.60	—	—	37
Class R Shares								
Year ended 3-31-2016	16.97	-4.87	—*	1.53	0.66	—	—	45
Year ended 3-31-2015	19.53	7.90	—*	1.52	0.80	—	—	48
Year ended 3-31-2014	20.25	20.29	—*	1.54	0.76	—	—	43
Year ended 3-31-2013[5]	17.19	8.93	—*	1.51[6]	0.23[6]	—	—	45[8]
Class R6 Shares								
Year ended 3-31-2016	17.10	-4.16	1	0.79	1.39	—	—	45
Year ended 3-31-2015[7]	19.64	6.76	—*	0.79[6]	1.46[6]	—	—	48[9]
Class Y Shares								
Year ended 3-31-2016	17.03	-4.53	7	1.19	1.01	—	—	45
Year ended 3-31-2015	19.58	8.25	10	1.18	1.13	—	—	48
Year ended 3-31-2014	20.30	20.74	11	1.19	1.11	—	—	43
Year ended 3-31-2013	17.23	11.19	12	1.18	1.51	—	—	45
Year ended 3-31-2012	15.72	-1.43	15	1.19	1.27	—	—	37

See Accompanying Notes to Financial Statements.

IVY EMERGING MARKETS EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$16.04	$ 0.00*	$(2.33)	$(2.33)	$(0.12)	$ —	$(0.12)
Year ended 3-31-2015	15.04	0.04	1.08	1.12	(0.12)	—	(0.12)
Year ended 3-31-2014	13.88	0.02	1.22	1.24	(0.08)	—	(0.08)
Year ended 3-31-2013	13.98	0.03	(0.03)	0.00	(0.10)	—	(0.10)
Year ended 3-31-2012	16.94	0.01	(2.39)	(2.38)	(0.06)	(0.52)	(0.58)
Class B Shares(4)							
Year ended 3-31-2016	13.48	(0.12)	(1.95)	(2.07)	(0.07)	—	(0.07)
Year ended 3-31-2015	12.66	(0.10)	0.92	0.82	—	—	—
Year ended 3-31-2014	11.78	(0.12)	1.00	0.88	—	—	—
Year ended 3-31-2013	11.92	(0.10)	(0.04)	(0.14)	—*	—	—*
Year ended 3-31-2012	14.64	(0.13)	(2.07)	(2.20)	—	(0.52)	(0.52)
Class C Shares							
Year ended 3-31-2016	14.05	(0.11)	(2.03)	(2.14)	(0.07)	—	(0.07)
Year ended 3-31-2015	13.20	(0.09)	0.95	0.86	(0.01)	—	(0.01)
Year ended 3-31-2014	12.23	(0.07)	1.06	0.99	(0.02)	—	(0.02)
Year ended 3-31-2013	12.36	(0.06)	(0.03)	(0.09)	(0.04)	—	(0.04)
Year ended 3-31-2012	15.10	(0.08)	(2.14)	(2.22)	—	(0.52)	(0.52)
Class E Shares(5)							
Year ended 3-31-2016	16.23	0.03	(2.37)	(2.34)	(0.13)	—	(0.13)
Year ended 3-31-2015	15.23	0.05	1.10	1.15	(0.15)	—	(0.15)
Year ended 3-31-2014	14.04	0.06	1.25	1.31	(0.12)	—	(0.12)
Year ended 3-31-2013	14.12	0.09	(0.03)	0.06	(0.14)	—	(0.14)
Year ended 3-31-2012	17.15	0.06	(2.41)	(2.35)	(0.16)	(0.52)	(0.68)
Class I Shares							
Year ended 3-31-2016	16.45	0.05	(2.40)	(2.35)	(0.14)	—	(0.14)
Year ended 3-31-2015	15.43	0.08	1.11	1.19	(0.17)	—	(0.17)
Year ended 3-31-2014	14.23	0.09	1.26	1.35	(0.15)	—	(0.15)
Year ended 3-31-2013	14.30	0.10	(0.02)	0.08	(0.15)	—	(0.15)
Year ended 3-31-2012	17.39	0.08	(2.46)	(2.38)	(0.19)	(0.52)	(0.71)
Class R Shares							
Year ended 3-31-2016	16.01	(0.05)	(2.32)	(2.37)	(0.11)	—	(0.11)
Year ended 3-31-2015	15.02	(0.02)	1.09	1.07	(0.08)	—	(0.08)
Year ended 3-31-2014	13.87	(0.01)	1.23	1.22	(0.07)	—	(0.07)
Year ended 3-31-2013(6)	14.07	(0.04)	(0.16)	(0.20)	—	—	—
Class R6 Shares							
Year ended 3-31-2016	16.50	0.06	(2.41)	(2.35)	(0.14)	—	(0.14)
Year ended 3-31-2015(8)	16.41	(0.03)	0.26	0.23	(0.14)	—	(0.14)
Class Y Shares							
Year ended 3-31-2016	16.33	0.05	(2.42)	(2.37)	(0.12)	—	(0.12)
Year ended 3-31-2015	15.33	0.03	1.10	1.13	(0.13)	—	(0.13)
Year ended 3-31-2014	14.13	0.05	1.26	1.31	(0.11)	—	(0.11)
Year ended 3-31-2013	14.22	0.09	(0.05)	0.04	(0.13)	—	(0.13)
Year ended 3-31-2012	17.25	0.05	(2.44)	(2.39)	(0.12)	(0.52)	(0.64)

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) Class share is closed to investment.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) Annualized.

(8) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(10) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$13.59	-14.49%	$360	1.50%	0.02%	1.67%	-0.15%	98%
Year ended 3-31-2015	16.04	7.48	436	1.50	0.23	1.67	0.06	103
Year ended 3-31-2014	15.04	8.95	536	1.73	0.17	—	—	138
Year ended 3-31-2013	13.88	-0.02	491	1.74	0.25	—	—	142
Year ended 3-31-2012	13.98	-13.71	504	1.75	0.04	—	—	97
Class B Shares[4]								
Year ended 3-31-2016	11.34	-15.38	4	2.50	-0.99	2.72	-1.21	98
Year ended 3-31-2015	13.48	6.48	7	2.50	-0.75	2.71	-0.96	103
Year ended 3-31-2014	12.66	7.47	9	3.00	-1.04	—	—	138
Year ended 3-31-2013	11.78	-1.13	8	2.94	-0.88	—	—	142
Year ended 3-31-2012	11.92	-14.69	10	2.88	-1.03	—	—	97
Class C Shares								
Year ended 3-31-2016	11.84	-15.20	32	2.35	-0.83	—	—	98
Year ended 3-31-2015	14.05	6.56	35	2.40	-0.66	—	—	103
Year ended 3-31-2014	13.20	8.06	44	2.47	-0.59	—	—	138
Year ended 3-31-2013	12.23	-0.77	16	2.53	-0.48	—	—	142
Year ended 3-31-2012	12.36	-14.37	20	2.51	-0.63	—	—	97
Class E Shares[5]								
Year ended 3-31-2016	13.76	-14.40	—*	1.35	0.17	—	—	98
Year ended 3-31-2015	16.23	7.63	—*	1.34	0.34	—	—	103
Year ended 3-31-2014	15.23	9.35	—*	1.35	0.44	—	—	138
Year ended 3-31-2013	14.04	0.40	—*	1.34	0.64	—	—	142
Year ended 3-31-2012	14.12	-13.32	—*	1.37	0.41	—	—	97
Class I Shares								
Year ended 3-31-2016	13.96	-14.30	116	1.22	0.35	—	—	98
Year ended 3-31-2015	16.45	7.78	117	1.23	0.49	—	—	103
Year ended 3-31-2014	15.43	9.52	139	1.22	0.62	—	—	138
Year ended 3-31-2013	14.23	0.55	147	1.22	0.69	—	—	142
Year ended 3-31-2012	14.30	-13.28	138	1.25	0.52	—	—	97
Class R Shares								
Year ended 3-31-2016	13.53	-14.82	5	1.85	-0.37	—	—	98
Year ended 3-31-2015	16.01	7.13	1	1.83	-0.16	—	—	103
Year ended 3-31-2014	15.02	8.75	1	1.83	-0.05	—	—	138
Year ended 3-31-2013[6]	13.87	-1.35	—*	1.80[7]	-1.09[7]	—	—	142[9]
Class R6 Shares								
Year ended 3-31-2016	14.01	-14.20	7	1.09	0.43	—	—	98
Year ended 3-31-2015[8]	16.50	1.47	6	1.08[7]	-0.30[7]	—	—	103[10]
Class Y Shares								
Year ended 3-31-2016	13.84	-14.48	10	1.47	0.33	—	—	98
Year ended 3-31-2015	16.33	7.41	10	1.50	0.20	1.53	0.17	103
Year ended 3-31-2014	15.33	9.19	11	1.47	0.34	—	—	138
Year ended 3-31-2013	14.13	0.31	5	1.47	0.63	—	—	142
Year ended 3-31-2012	14.22	-13.48	6	1.50	0.30	—	—	97

See Accompanying Notes to Financial Statements.

IVY EUROPEAN OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$29.19	$ 0.13	$(2.93)	$(2.80)	$(0.10)	$—	$(0.10)
Year ended 3-31-2015	29.76	0.17	(0.24)	(0.07)	(0.50)	—	(0.50)
Year ended 3-31-2014	24.70	0.32	4.82	5.14	(0.08)	—	(0.08)
Year ended 3-31-2013	22.89	0.07	1.83	1.90	(0.09)	—	(0.09)
Year ended 3-31-2012	24.61	0.07	(1.72)	(1.65)	(0.07)	—	(0.07)
Class B Shares(3)							
Year ended 3-31-2016	27.21	(0.13)	(2.77)	(2.90)	—	—	—
Year ended 3-31-2015	27.66	(0.14)	(0.22)	(0.36)	(0.09)	—	(0.09)
Year ended 3-31-2014	23.16	0.01	4.49	4.50	—	—	—
Year ended 3-31-2013	21.62	(0.15)	1.69	1.54	—	—	—
Year ended 3-31-2012	23.40	(0.13)	(1.65)	(1.78)	—	—	—
Class C Shares							
Year ended 3-31-2016	27.73	(0.06)	(2.78)	(2.84)	—	—	—
Year ended 3-31-2015	28.25	(0.02)	(0.21)	(0.23)	(0.29)	—	(0.29)
Year ended 3-31-2014	23.53	0.16	4.56	4.72	—	—	—
Year ended 3-31-2013	21.86	(0.06)	1.73	1.67	—	—	—
Year ended 3-31-2012	23.58	(0.06)	(1.66)	(1.72)	—	—	—
Class E Shares(4)							
Year ended 3-31-2016	29.36	0.24	(2.98)	(2.74)	(0.16)	—	(0.16)
Year ended 3-31-2015	29.93	0.27	(0.21)	0.06	(0.63)	—	(0.63)
Year ended 3-31-2014	24.84	0.44	4.85	5.29	(0.20)	—	(0.20)
Year ended 3-31-2013	23.02	0.18	1.84	2.02	(0.20)	—	(0.20)
Year ended 3-31-2012	24.76	0.18	(1.74)	(1.56)	(0.18)	—	(0.18)
Class I Shares							
Year ended 3-31-2016	29.39	0.20	(2.90)	(2.70)	(0.19)	—	(0.19)
Year ended 3-31-2015	29.97	0.32	(0.24)	0.08	(0.66)	—	(0.66)
Year ended 3-31-2014	24.87	0.48	4.85	5.33	(0.23)	—	(0.23)
Year ended 3-31-2013	23.04	0.26	1.81	2.07	(0.24)	—	(0.24)
Year ended 3-31-2012	24.82	0.21	(1.75)	(1.54)	(0.24)	—	(0.24)
Class R Shares							
Year ended 3-31-2016	29.18	0.08	(2.93)	(2.85)	(0.06)	—	(0.06)
Year ended 3-31-2015	29.75	0.12	(0.21)	(0.09)	(0.48)	—	(0.48)
Year ended 3-31-2014	24.70	0.31	4.82	5.13	(0.08)	—	(0.08)
Year ended 3-31-2013(5)	24.16	0.00	0.54	0.54	—	—	—
Class R6 Shares							
Year ended 3-31-2016	29.51	0.31	(2.98)	(2.67)	(0.22)	—	(0.22)
Year ended 3-31-2015(7)	29.18	0.05	0.85	0.90	(0.57)	—	(0.57)
Class Y Shares							
Year ended 3-31-2016	29.38	0.16	(2.95)	(2.79)	(0.13)	—	(0.13)
Year ended 3-31-2015	29.95	0.17	(0.16)	0.01	(0.58)	—	(0.58)
Year ended 3-31-2014	24.86	0.44	4.81	5.25	(0.16)	—	(0.16)
Year ended 3-31-2013	23.04	0.15	1.85	2.00	(0.18)	—	(0.18)
Year ended 3-31-2012	24.75	0.17	(1.75)	(1.58)	(0.13)	—	(0.13)

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4) Class share is closed to investment.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return(2)	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2016	$26.29	-9.62%	$166	1.64%	0.46%	91%
Year ended 3-31-2015	29.19	-0.13	150	1.70	0.57	172
Year ended 3-31-2014	29.76	20.83	163	1.76	1.17	116
Year ended 3-31-2013	24.70	8.31	162	1.81	0.32	71
Year ended 3-31-2012	22.89	-6.67	167	1.84	0.33	49
Class B Shares(3)						
Year ended 3-31-2016	24.31	-10.66	1	2.73	-0.50	91
Year ended 3-31-2015	27.21	-1.27	2	2.90	-0.50	172
Year ended 3-31-2014	27.66	19.43	2	2.91	0.04	116
Year ended 3-31-2013	23.16	7.12	3	2.89	-0.68	71
Year ended 3-31-2012	21.62	-7.61	5	2.84	-0.63	49
Class C Shares						
Year ended 3-31-2016	24.89	-10.24	11	2.29	-0.22	91
Year ended 3-31-2015	27.73	-0.75	10	2.35	-0.06	172
Year ended 3-31-2014	28.25	20.06	11	2.37	0.61	116
Year ended 3-31-2013	23.53	7.64	9	2.43	-0.26	71
Year ended 3-31-2012	21.86	-7.29	11	2.47	-0.26	49
Class E Shares(4)						
Year ended 3-31-2016	26.46	-9.37	—*	1.31	0.84	91
Year ended 3-31-2015	29.36	0.30	—*	1.31	0.92	172
Year ended 3-31-2014	29.93	21.34	—*	1.33	1.62	116
Year ended 3-31-2013	24.84	8.83	—*	1.31	0.79	71
Year ended 3-31-2012	23.02	-6.18	—*	1.32	0.80	49
Class I Shares						
Year ended 3-31-2016	26.50	-9.24	43	1.18	0.72	91
Year ended 3-31-2015	29.39	0.38	27	1.21	1.09	172
Year ended 3-31-2014	29.97	21.50	31	1.19	1.76	116
Year ended 3-31-2013	24.87	8.96	37	1.18	1.13	71
Year ended 3-31-2012	23.04	-6.06	53	1.19	0.94	49
Class R Shares						
Year ended 3-31-2016	26.27	-9.77	—*	1.79	0.28	91
Year ended 3-31-2015	29.18	-0.21	—*	1.81	0.42	172
Year ended 3-31-2014	29.75	20.73	—*	1.79	1.15	116
Year ended 3-31-2013(5)	24.70	2.28	—*	1.74(6)	0.02(6)	71(8)
Class R6 Shares						
Year ended 3-31-2016	26.62	-9.11	2	1.04	1.07	91
Year ended 3-31-2015(7)	29.51	3.20	2	1.08(6)	0.26(6)	172(9)
Class Y Shares						
Year ended 3-31-2016	26.46	-9.52	1	1.47	0.57	91
Year ended 3-31-2015	29.38	0.15	2	1.47	0.58	172
Year ended 3-31-2014	29.95	21.17	3	1.46	1.57	116
Year ended 3-31-2013	24.86	8.71	1	1.42	0.66	71
Year ended 3-31-2012	23.04	-6.30	2	1.45	0.75	49

See Accompanying Notes to Financial Statements.

IVY GLOBAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$ 9.59	$0.34	$(0.49)	$(0.15)	$(0.27)	$ —	$(0.27)
Year ended 3-31-2015	10.06	0.34	(0.49)	(0.15)	(0.32)	—	(0.32)
Year ended 3-31-2014	10.26	0.35	(0.19)	0.16	(0.34)	(0.02)	(0.36)
Year ended 3-31-2013	10.20	0.40	0.11	0.51	(0.42)	(0.03)	(0.45)
Year ended 3-31-2012	10.35	0.39	(0.11)	0.28	(0.39)	(0.04)	(0.43)
Class B Shares(4)							
Year ended 3-31-2016	9.58	0.27	(0.49)	(0.22)	(0.20)	—	(0.20)
Year ended 3-31-2015	10.06	0.26	(0.49)	(0.23)	(0.25)	—	(0.25)
Year ended 3-31-2014	10.25	0.27	(0.18)	0.09	(0.26)	(0.02)	(0.28)
Year ended 3-31-2013	10.19	0.32	0.11	0.43	(0.34)	(0.03)	(0.37)
Year ended 3-31-2012	10.35	0.31	(0.12)	0.19	(0.31)	(0.04)	(0.35)
Class C Shares							
Year ended 3-31-2016	9.59	0.27	(0.50)	(0.23)	(0.20)	—	(0.20)
Year ended 3-31-2015	10.06	0.26	(0.48)	(0.22)	(0.25)	—	(0.25)
Year ended 3-31-2014	10.25	0.27	(0.18)	0.09	(0.26)	(0.02)	(0.28)
Year ended 3-31-2013	10.19	0.32	0.11	0.43	(0.34)	(0.03)	(0.37)
Year ended 3-31-2012	10.35	0.31	(0.12)	0.19	(0.31)	(0.04)	(0.35)
Class I Shares							
Year ended 3-31-2016	9.59	0.36	(0.49)	(0.13)	(0.30)	—	(0.30)
Year ended 3-31-2015	10.06	0.36	(0.48)	(0.12)	(0.35)	—	(0.35)
Year ended 3-31-2014	10.25	0.37	(0.18)	0.19	(0.36)	(0.02)	(0.38)
Year ended 3-31-2013	10.19	0.42	0.11	0.53	(0.44)	(0.03)	(0.47)
Year ended 3-31-2012	10.35	0.41	(0.11)	0.30	(0.42)	(0.04)	(0.46)
Class R Shares							
Year ended 3-31-2016	9.57	0.29	(0.48)	(0.19)	(0.23)	—	(0.23)
Year ended 3-31-2015	10.05	0.29	(0.49)	(0.20)	(0.28)	—	(0.28)
Year ended 3-31-2014	10.24	0.29	(0.18)	0.11	(0.28)	(0.02)	(0.30)
Year ended 3-31-2013(5)	10.17	0.09	0.04	0.13	(0.06)	—	(0.06)
Class R6 Shares							
Year ended 3-31-2016	9.59	0.36	(0.48)	(0.12)	(0.30)	—	(0.30)
Year ended 3-31-2015(7)	10.15	0.24	(0.56)	(0.32)	(0.24)	—	(0.24)
Class Y Shares							
Year ended 3-31-2016	9.59	0.34	(0.49)	(0.15)	(0.27)	—	(0.27)
Year ended 3-31-2015	10.07	0.34	(0.50)	(0.16)	(0.32)	—	(0.32)
Year ended 3-31-2014	10.26	0.34	(0.18)	0.16	(0.33)	(0.02)	(0.35)
Year ended 3-31-2013	10.20	0.40	0.11	0.51	(0.42)	(0.03)	(0.45)
Year ended 3-31-2012	10.36	0.39	(0.12)	0.27	(0.39)	(0.04)	(0.43)

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$ 9.17	-1.54%	$133	0.99%	3.60%	1.29%	3.30%	14%
Year ended 3-31-2015	9.59	-1.54	177	0.99	3.39	1.22	3.16	26
Year ended 3-31-2014	10.06	1.65	187	0.99	3.43	1.25	3.17	21
Year ended 3-31-2013	10.26	5.12	174	0.99	3.92	1.24	3.67	26
Year ended 3-31-2012	10.20	2.74	158	0.99	3.81	1.25	3.55	26
Class B Shares[4]								
Year ended 3-31-2016	9.16	-2.29	3	1.74	2.84	2.16	2.42	14
Year ended 3-31-2015	9.58	-2.36	5	1.74	2.64	2.10	2.28	26
Year ended 3-31-2014	10.06	0.90	6	1.74	2.67	2.10	2.31	21
Year ended 3-31-2013	10.25	4.34	7	1.74	3.17	2.15	2.76	26
Year ended 3-31-2012	10.19	1.96	6	1.74	3.05	2.26	2.53	26
Class C Shares								
Year ended 3-31-2016	9.16	-2.39	20	1.74	2.85	1.91	2.68	14
Year ended 3-31-2015	9.59	-2.26	31	1.74	2.64	1.87	2.51	26
Year ended 3-31-2014	10.06	0.90	33	1.74	2.67	1.88	2.53	21
Year ended 3-31-2013	10.25	4.34	44	1.74	3.18	1.90	3.02	26
Year ended 3-31-2012	10.19	1.96	41	1.74	3.06	1.93	2.87	26
Class I Shares								
Year ended 3-31-2016	9.16	-1.39	23	0.74	3.85	0.90	3.69	14
Year ended 3-31-2015	9.59	-1.29	53	0.74	3.65	0.87	3.52	26
Year ended 3-31-2014	10.06	1.91	58	0.74	3.67	0.89	3.52	21
Year ended 3-31-2013	10.25	5.39	59	0.74	4.13	0.89	3.97	26
Year ended 3-31-2012	10.19	3.00	28	0.74	4.07	0.91	3.90	26
Class R Shares								
Year ended 3-31-2016	9.15	-2.02	—*	1.49	3.11	1.49	3.11	14
Year ended 3-31-2015	9.57	-2.10	—*	1.46	2.90	—	—	26
Year ended 3-31-2014	10.05	1.14	—*	1.48	2.93	—	—	21
Year ended 3-31-2013[5]	10.24	1.30	—*	1.45[6]	3.10[6]	—	—	26[8]
Class R6 Shares								
Year ended 3-31-2016	9.17	-1.30	—*	0.76	3.84	0.76	3.84	14
Year ended 3-31-2015[7]	9.59	-3.23	—*	0.70[6]	3.62[6]	—	—	26[9]
Class Y Shares								
Year ended 3-31-2016	9.17	-1.54	3	0.99	3.58	1.16	3.41	14
Year ended 3-31-2015	9.59	-1.63	5	0.99	3.40	1.12	3.27	26
Year ended 3-31-2014	10.07	1.65	8	0.99	3.42	1.13	3.28	21
Year ended 3-31-2013	10.26	5.12	5	0.99	3.94	1.14	3.78	26
Year ended 3-31-2012	10.20	2.74	7	0.99	3.78	1.16	3.61	26

See Accompanying Notes to Financial Statements.

IVY GLOBAL EQUITY INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$13.32	$0.40	$(1.09)	$(0.69)	$(0.39)	$(0.36)	$(0.75)
Year ended 3-31-2015	13.27	0.39	0.36	0.75	(0.44)	(0.26)	(0.70)
Year ended 3-31-2014	11.82	0.57	1.44	2.01	(0.46)	(0.10)	(0.56)
Year ended 3-31-2013(4)	10.00	0.35	1.84	2.19	(0.28)	(0.09)	(0.37)
Class B Shares(6)							
Year ended 3-31-2016	13.31	0.32	(1.09)	(0.77)	(0.31)	(0.36)	(0.67)
Year ended 3-31-2015	13.27	0.32	0.34	0.66	(0.36)	(0.26)	(0.62)
Year ended 3-31-2014	11.81	0.47	1.46	1.93	(0.37)	(0.10)	(0.47)
Year ended 3-31-2013(4)	10.00	0.27	1.85	2.12	(0.22)	(0.09)	(0.31)
Class C Shares							
Year ended 3-31-2016	13.31	0.31	(1.08)	(0.77)	(0.31)	(0.36)	(0.67)
Year ended 3-31-2015	13.27	0.30	0.36	0.66	(0.36)	(0.26)	(0.62)
Year ended 3-31-2014	11.81	0.50	1.44	1.94	(0.38)	(0.10)	(0.48)
Year ended 3-31-2013(4)	10.00	0.27	1.85	2.12	(0.22)	(0.09)	(0.31)
Class I Shares							
Year ended 3-31-2016	13.33	0.45	(1.10)	(0.65)	(0.44)	(0.36)	(0.80)
Year ended 3-31-2015	13.28	0.43	0.37	0.80	(0.49)	(0.26)	(0.75)
Year ended 3-31-2014	11.82	0.61	1.46	2.07	(0.51)	(0.10)	(0.61)
Year ended 3-31-2013(4)	10.00	0.37	1.85	2.22	(0.31)	(0.09)	(0.40)
Class R Shares							
Year ended 3-31-2016	13.32	0.37	(1.09)	(0.72)	(0.36)	(0.36)	(0.72)
Year ended 3-31-2015	13.28	0.36	0.35	0.71	(0.41)	(0.26)	(0.67)
Year ended 3-31-2014	11.82	0.52	1.46	1.98	(0.42)	(0.10)	(0.52)
Year ended 3-31-2013(7)	11.28	0.11	0.46	0.57	(0.03)	—	(0.03)
Class R6 Shares							
Year ended 3-31-2016	13.33	0.47	(1.09)	(0.62)	(0.46)	(0.36)	(0.82)
Year ended 3-31-2015(8)	13.37	0.25	0.27	0.52	(0.30)	(0.26)	(0.56)
Class Y Shares							
Year ended 3-31-2016	13.32	0.42	(1.10)	(0.68)	(0.41)	(0.36)	(0.77)
Year ended 3-31-2015	13.28	0.41	0.35	0.76	(0.46)	(0.26)	(0.72)
Year ended 3-31-2014	11.82	0.58	1.46	2.04	(0.48)	(0.10)	(0.58)
Year ended 3-31-2013(4)	10.00	0.34	1.86	2.20	(0.29)	(0.09)	(0.38)

** Not shown due to rounding.*

(1) *Based on average weekly shares outstanding.*

(2) *Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.*

(3) *Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.*

(4) *For the period from June 4, 2012 (commencement of operations of the class) through March 31, 2013.*

(5) *Annualized.*

(6) *These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.*

(7) *For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.*

(8) *For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.*

(9) *Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.*

(10) *Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.*

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$11.88	-5.22%	$248	1.30%	3.19%	1.36%	3.13%	73%
Year ended 3-31-2015	13.32	5.84	253	1.30	2.94	1.38	2.86	137
Year ended 3-31-2014	13.27	17.46	184	1.30	4.51	1.48	4.33	98
Year ended 3-31-2013[4]	11.82	22.15	59	1.29[5]	3.82[5]	1.68[5]	3.43[5]	73
Class B Shares[6]								
Year ended 3-31-2016	11.87	-5.84	2	1.94	2.56	—	—	73
Year ended 3-31-2015	13.31	5.08	2	1.98	2.40	—	—	137
Year ended 3-31-2014	13.27	16.68	2	2.04	3.73	2.05	3.72	98
Year ended 3-31-2013[4]	11.81	22.41	1	2.01[5]	2.89[5]	2.21[5]	2.69[5]	73
Class C Shares								
Year ended 3-31-2016	11.87	-5.83	14	1.93	2.51	—	—	73
Year ended 3-31-2015	13.31	5.10	13	1.95	2.28	—	—	137
Year ended 3-31-2014	13.27	16.75	8	1.99	3.91	2.04	3.86	98
Year ended 3-31-2013[4]	11.81	21.46	4	1.95[5]	2.95[5]	2.15[5]	2.75[5]	73
Class I Shares								
Year ended 3-31-2016	11.88	-4.96	20	0.94	3.57	0.95	3.56	73
Year ended 3-31-2015	13.33	6.22	22	0.94	3.21	0.98	3.17	137
Year ended 3-31-2014	13.28	17.97	15	0.94	4.86	1.06	4.74	98
Year ended 3-31-2013[4]	11.82	22.47	12	0.94[5]	3.95[5]	1.29[5]	3.60[5]	73
Class R Shares								
Year ended 3-31-2016	11.88	-5.46	—*	1.56	2.96	—	—	73
Year ended 3-31-2015	13.32	5.47	—*	1.58	2.75	—	—	137
Year ended 3-31-2014	13.28	17.11	—*	1.65	4.11	1.66	4.10	98
Year ended 3-31-2013[7]	11.82	5.05	—*	1.67[5]	3.36[5]	1.87[5]	3.16[5]	73[9]
Class R6 Shares								
Year ended 3-31-2016	11.89	-4.74	1	0.81	3.73	—	—	73
Year ended 3-31-2015[8]	13.33	4.05	1	0.83[5]	2.94[5]	—	—	137[10]
Class Y Shares								
Year ended 3-31-2016	11.87	-5.15	4	1.19	3.32	1.22	3.29	73
Year ended 3-31-2015	13.32	5.88	5	1.19	3.11	1.23	3.07	137
Year ended 3-31-2014	13.28	17.68	4	1.19	4.60	1.31	4.48	98
Year ended 3-31-2013[4]	11.82	22.25	4	1.18[5]	3.70[5]	1.54[5]	3.34[5]	73

See Accompanying Notes to Financial Statements.

IVY GLOBAL GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$42.75	$(0.09)	$(2.49)	$(2.58)	$(0.04)	$(0.90)	$(0.94)
Year ended 3-31-2015	41.15	0.19	1.95	2.14	(0.03)	(0.51)	(0.54)
Year ended 3-31-2014	35.50	0.19	5.92	6.11	(0.46)	—	(0.46)
Year ended 3-31-2013	33.45	0.27	2.07	2.34	(0.29)	—	(0.29)
Year ended 3-31-2012	33.23	0.26	(0.04)	0.22	—	—	—
Class B Shares[4]							
Year ended 3-31-2016	37.61	(0.44)	(2.20)	(2.64)	—	(0.90)	(0.90)
Year ended 3-31-2015	36.59	(0.15)	1.68	1.53	—	(0.51)	(0.51)
Year ended 3-31-2014	31.63	(0.16)	5.25	5.09	(0.13)	—	(0.13)
Year ended 3-31-2013	29.88	(0.05)	1.84	1.79	(0.04)	—	(0.04)
Year ended 3-31-2012	29.99	(0.04)	(0.07)	(0.11)	—	—	—
Class C Shares							
Year ended 3-31-2016	37.68	(0.34)	(2.18)	(2.52)	—	(0.90)	(0.90)
Year ended 3-31-2015	36.57	(0.09)	1.71	1.62	—	(0.51)	(0.51)
Year ended 3-31-2014	31.61	(0.08)	5.22	5.14	(0.18)	—	(0.18)
Year ended 3-31-2013	29.85	(0.02)	1.83	1.81	(0.05)	—	(0.05)
Year ended 3-31-2012	29.93	(0.02)	(0.06)	(0.08)	—	—	—
Class E Shares[5]							
Year ended 3-31-2016	42.83	0.02	(2.50)	(2.48)	(0.07)	(0.90)	(0.97)
Year ended 3-31-2015	41.19	0.31	1.94	2.25	(0.10)	(0.51)	(0.61)
Year ended 3-31-2014	35.53	0.32	5.89	6.21	(0.55)	—	(0.55)
Year ended 3-31-2013	33.52	0.35	2.07	2.42	(0.41)	—	(0.41)
Year ended 3-31-2012	33.22	0.33	(0.03)	0.30	—	—	—
Class I Shares							
Year ended 3-31-2016	43.24	0.05	(2.49)	(2.44)	(0.09)	(0.90)	(0.99)
Year ended 3-31-2015	41.57	0.35	1.96	2.31	(0.13)	(0.51)	(0.64)
Year ended 3-31-2014	35.85	0.40	5.92	6.32	(0.60)	—	(0.60)
Year ended 3-31-2013	33.84	0.33	2.16	2.49	(0.48)	—	(0.48)
Year ended 3-31-2012	33.50	0.37	(0.03)	0.34	—	—	—
Class R Shares							
Year ended 3-31-2016	42.64	(0.20)	(2.46)	(2.66)	—	(0.90)	(0.90)
Year ended 3-31-2015	41.11	0.01	2.03	2.04	—	(0.51)	(0.51)
Year ended 3-31-2014	35.48	0.13	5.88	6.01	(0.38)	—	(0.38)
Year ended 3-31-2013[6]	34.77	0.01	0.70	0.71	—	—	—
Class R6 Shares							
Year ended 3-31-2016	43.32	0.13	(2.52)	(2.39)	(0.11)	(0.90)	(1.01)
Year ended 3-31-2015[8]	42.56	0.15	1.22	1.37	(0.10)	(0.51)	(0.61)
Class Y Shares							
Year ended 3-31-2016	42.86	(0.05)	(2.49)	(2.54)	(0.05)	(0.90)	(0.95)
Year ended 3-31-2015	41.23	0.24	1.96	2.20	(0.06)	(0.51)	(0.57)
Year ended 3-31-2014	35.57	0.30	5.87	6.17	(0.51)	—	(0.51)
Year ended 3-31-2013	33.54	0.27	2.10	2.37	(0.34)	—	(0.34)
Year ended 3-31-2012	33.28	0.29	(0.03)	0.26	—	—	—

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) Class share is closed to investment.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) Annualized.

(8) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(10) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$39.23	-6.12%	$375	1.47%	-0.22%	—%	—%	51%
Year ended 3-31-2015	42.75	5.26	409	1.45	0.47	—	—	61
Year ended 3-31-2014	41.15	17.26	340	1.49	0.50	—	—	46
Year ended 3-31-2013	35.50	7.04	198	1.48	0.80	—	—	40
Year ended 3-31-2012	33.45	0.66	151	1.52	0.81	—	—	49
Class B Shares[4]								
Year ended 3-31-2016	34.07	-7.12	3	2.52	-1.22	—	—	51
Year ended 3-31-2015	37.61	4.25	4	2.43	-0.40	—	—	61
Year ended 3-31-2014	36.59	16.13	5	2.47	-0.46	—	—	46
Year ended 3-31-2013	31.63	5.95	4	2.47	-0.16	—	—	40
Year ended 3-31-2012	29.88	-0.34	3	2.55	-0.16	—	—	49
Class C Shares								
Year ended 3-31-2016	34.26	-6.79	25	2.22	-0.96	—	—	51
Year ended 3-31-2015	37.68	4.51	26	2.21	-0.25	—	—	61
Year ended 3-31-2014	36.57	16.30	28	2.31	-0.23	—	—	46
Year ended 3-31-2013	31.61	6.03	24	2.39	-0.07	—	—	40
Year ended 3-31-2012	29.85	-0.24	25	2.46	-0.09	—	—	49
Class E Shares[5]								
Year ended 3-31-2016	39.38	-5.87	—*	1.20	0.05	—	—	51
Year ended 3-31-2015	42.83	5.55	—*	1.21	0.74	—	—	61
Year ended 3-31-2014	41.19	17.58	—*	1.22	0.84	—	—	46
Year ended 3-31-2013	35.53	7.27	—*	1.25	1.04	—	—	40
Year ended 3-31-2012	33.52	0.90	—*	1.29	1.04	—	—	49
Class I Shares								
Year ended 3-31-2016	39.81	-5.73	78	1.09	0.13	—	—	51
Year ended 3-31-2015	43.24	5.66	77	1.09	0.84	—	—	61
Year ended 3-31-2014	41.57	17.73	66	1.11	1.02	—	—	46
Year ended 3-31-2013	35.85	7.38	48	1.13	0.96	—	—	40
Year ended 3-31-2012	33.84	1.05	24	1.17	1.14	—	—	49
Class R Shares								
Year ended 3-31-2016	39.08	-6.32	2	1.68	-0.50	—	—	51
Year ended 3-31-2015	42.64	5.03	1	1.69	0.02	—	—	61
Year ended 3-31-2014	41.11	17.01	—*	1.70	0.33	—	—	46
Year ended 3-31-2013[6]	35.48	2.04	—*	1.70[7]	0.15[7]	—	—	40[9]
Class R6 Shares								
Year ended 3-31-2016	39.92	-5.61	3	0.94	0.31	—	—	51
Year ended 3-31-2015[8]	43.32	3.31	3	0.95[7]	0.55[7]	—	—	61[10]
Class Y Shares								
Year ended 3-31-2016	39.37	-6.00	17	1.36	-0.13	—	—	51
Year ended 3-31-2015	42.86	5.40	11	1.35	0.57	—	—	61
Year ended 3-31-2014	41.23	17.38	11	1.38	0.79	—	—	46
Year ended 3-31-2013	35.57	7.14	13	1.39	0.81	—	—	40
Year ended 3-31-2012	33.54	0.78	11	1.40	0.93	1.42	0.91	49

See Accompanying Notes to Financial Statements.

IVY GLOBAL INCOME ALLOCATION FUND

	Net Asset Value, Beginning of Period	Net Investment Income(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$15.42	$0.59	$(1.46)	$(0.87)	$(0.59)	$—	$(0.59)
Year ended 3-31-2015	15.58	0.62	(0.18)	0.44	(0.60)	—	(0.60)
Year ended 3-31-2014	14.79	0.68	0.70	1.38	(0.59)	—	(0.59)
Year ended 3-31-2013	14.52	0.62	0.33	0.95	(0.68)	—	(0.68)
Year ended 3-31-2012	15.19	0.57	(0.57)	0.00	(0.67)	—	(0.67)
Class B Shares(4)							
Year ended 3-31-2016	15.15	0.46	(1.43)	(0.97)	(0.46)	—	(0.46)
Year ended 3-31-2015	15.32	0.48	(0.18)	0.30	(0.47)	—	(0.47)
Year ended 3-31-2014	14.55	0.52	0.70	1.22	(0.45)	—	(0.45)
Year ended 3-31-2013	14.29	0.48	0.32	0.80	(0.54)	—	(0.54)
Year ended 3-31-2012	14.93	0.43	(0.57)	(0.14)	(0.50)	—	(0.50)
Class C Shares							
Year ended 3-31-2016	15.24	0.49	(1.43)	(0.94)	(0.50)	—	(0.50)
Year ended 3-31-2015	15.41	0.51	(0.18)	0.33	(0.50)	—	(0.50)
Year ended 3-31-2014	14.64	0.57	0.70	1.27	(0.50)	—	(0.50)
Year ended 3-31-2013	14.38	0.52	0.32	0.84	(0.58)	—	(0.58)
Year ended 3-31-2012	15.02	0.49	(0.58)	(0.09)	(0.55)	—	(0.55)
Class E Shares							
Year ended 3-31-2016	15.42	0.58	(1.45)	(0.87)	(0.58)	—	(0.58)
Year ended 3-31-2015	15.58	0.62	(0.19)	0.43	(0.59)	—	(0.59)
Year ended 3-31-2014	14.79	0.68	0.70	1.38	(0.59)	—	(0.59)
Year ended 3-31-2013	14.52	0.62	0.33	0.95	(0.68)	—	(0.68)
Year ended 3-31-2012	15.20	0.59	(0.58)	0.01	(0.69)	—	(0.69)
Class I Shares							
Year ended 3-31-2016	15.54	0.64	(1.46)	(0.82)	(0.64)	—	(0.64)
Year ended 3-31-2015	15.70	0.67	(0.17)	0.50	(0.66)	—	(0.66)
Year ended 3-31-2014	14.90	0.74	0.71	1.45	(0.65)	—	(0.65)
Year ended 3-31-2013	14.62	0.70	0.32	1.02	(0.74)	—	(0.74)
Year ended 3-31-2012	15.31	0.64	(0.58)	0.06	(0.75)	—	(0.75)
Class R Shares							
Year ended 3-31-2016	15.41	0.56	(1.46)	(0.90)	(0.55)	—	(0.55)
Year ended 3-31-2015	15.57	0.59	(0.18)	0.41	(0.57)	—	(0.57)
Year ended 3-31-2014	14.79	0.64	0.70	1.34	(0.56)	—	(0.56)
Year ended 3-31-2013(5)	14.37	0.15	0.32	0.47	(0.05)	—	(0.05)
Class R6 Shares							
Year ended 3-31-2016	15.55	0.67	(1.47)	(0.80)	(0.66)	—	(0.66)
Year ended 3-31-2015(7)	15.95	0.45	(0.40)	0.05	(0.45)	—	(0.45)
Class Y Shares							
Year ended 3-31-2016	15.48	0.63	(1.49)	(0.86)	(0.60)	—	(0.60)
Year ended 3-31-2015	15.64	0.67	(0.21)	0.46	(0.62)	—	(0.62)
Year ended 3-31-2014	14.85	0.71	0.70	1.41	(0.62)	—	(0.62)
Year ended 3-31-2013	14.57	0.62	0.36	0.98	(0.70)	—	(0.70)
Year ended 3-31-2012	15.25	0.59	(0.57)	0.02	(0.70)	—	(0.70)

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$13.96	-5.74%	$623	1.28%	4.09%	—%	—%	53%
Year ended 3-31-2015	15.42	2.87	653	1.29	4.00	—	—	69
Year ended 3-31-2014	15.58	9.60	494	1.35	4.52	1.35	4.52	92
Year ended 3-31-2013	14.79	6.84	308	1.35	4.38	1.51	4.22	109
Year ended 3-31-2012	14.52	0.23	228	1.44	3.94	—	—	61
Class B Shares[4]								
Year ended 3-31-2016	13.72	-6.51	4	2.17	3.24	—	—	53
Year ended 3-31-2015	15.15	1.95	5	2.18	3.12	—	—	69
Year ended 3-31-2014	15.32	8.53	6	2.27	3.54	—	—	92
Year ended 3-31-2013	14.55	5.90	7	2.31	3.48	2.54	3.25	109
Year ended 3-31-2012	14.29	-0.75	7	2.41	3.05	—	—	61
Class C Shares								
Year ended 3-31-2016	13.80	-6.26	52	1.90	3.45	—	—	53
Year ended 3-31-2015	15.24	2.18	50	1.91	3.34	—	—	69
Year ended 3-31-2014	15.41	8.86	28	1.99	3.82	1.99	3.82	92
Year ended 3-31-2013	14.64	6.13	25	2.02	3.70	2.12	3.60	109
Year ended 3-31-2012	14.38	-0.41	19	2.10	3.41	—	—	61
Class E Shares								
Year ended 3-31-2016	13.97	-5.73	3	1.33	4.03	1.60	3.76	53
Year ended 3-31-2015	15.42	2.82	3	1.33	3.97	1.61	3.69	69
Year ended 3-31-2014	15.58	9.56	3	1.33	4.51	1.70	4.14	92
Year ended 3-31-2013	14.79	6.94	2	1.33	4.42	2.03	3.72	109
Year ended 3-31-2012	14.52	0.30	2	1.33	4.07	1.90	3.50	61
Class I Shares								
Year ended 3-31-2016	14.08	-5.35	62	0.92	4.39	—	—	53
Year ended 3-31-2015	15.54	3.22	48	0.92	4.28	—	—	69
Year ended 3-31-2014	15.70	10.07	39	0.93	4.90	0.94	4.89	92
Year ended 3-31-2013	14.90	7.33	30	0.91	4.98	1.03	4.86	109
Year ended 3-31-2012	14.62	0.67	43	0.99	4.39	—	—	61
Class R Shares								
Year ended 3-31-2016	13.96	-5.90	—*	1.52	3.87	—	—	53
Year ended 3-31-2015	15.41	2.64	—*	1.51	3.80	—	—	69
Year ended 3-31-2014	15.57	9.32	—*	1.55	4.28	—	—	92
Year ended 3-31-2013[5]	14.79	3.30	—*	1.52[6]	3.73[6]	1.53[6]	3.72[6]	109[8]
Class R6 Shares								
Year ended 3-31-2016	14.09	-5.21	2	0.78	4.58	—	—	53
Year ended 3-31-2015[7]	15.55	0.36	2	0.78[6]	4.40[6]	—	—	69[9]
Class Y Shares								
Year ended 3-31-2016	14.02	-5.61	2	1.17	4.28	1.18	4.27	53
Year ended 3-31-2015	15.48	2.97	3	1.17	4.29	1.18	4.28	69
Year ended 3-31-2014	15.64	9.77	7	1.17	4.68	1.19	4.66	92
Year ended 3-31-2013	14.85	7.08	5	1.17	4.40	1.29	4.28	109
Year ended 3-31-2012	14.57	0.38	4	1.26	4.12	—	—	61

See Accompanying Notes to Financial Statements.

IVY HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$8.09	$0.58	$(1.19)	$(0.61)	$(0.57)	$ —	$(0.57)
Year ended 3-31-2015	8.75	0.57	(0.52)	0.05	(0.57)	(0.14)	(0.71)
Year ended 3-31-2014	8.72	0.58	0.18	0.76	(0.60)	(0.13)	(0.73)
Year ended 3-31-2013	8.30	0.63	0.52	1.15	(0.63)	(0.10)	(0.73)
Year ended 3-31-2012	8.46	0.64	0.02	0.66	(0.65)	(0.17)	(0.82)
Class B Shares[4]							
Year ended 3-31-2016	8.09	0.53	(1.19)	(0.66)	(0.52)	—	(0.52)
Year ended 3-31-2015	8.75	0.51	(0.52)	(0.01)	(0.51)	(0.14)	(0.65)
Year ended 3-31-2014	8.72	0.52	0.17	0.69	(0.53)	(0.13)	(0.66)
Year ended 3-31-2013	8.30	0.57	0.52	1.09	(0.57)	(0.10)	(0.67)
Year ended 3-31-2012	8.46	0.58	0.02	0.60	(0.59)	(0.17)	(0.76)
Class C Shares							
Year ended 3-31-2016	8.09	0.53	(1.19)	(0.66)	(0.52)	—	(0.52)
Year ended 3-31-2015	8.75	0.51	(0.52)	(0.01)	(0.51)	(0.14)	(0.65)
Year ended 3-31-2014	8.72	0.52	0.18	0.70	(0.54)	(0.13)	(0.67)
Year ended 3-31-2013	8.30	0.57	0.52	1.09	(0.57)	(0.10)	(0.67)
Year ended 3-31-2012	8.46	0.58	0.03	0.61	(0.60)	(0.17)	(0.77)
Class E Shares							
Year ended 3-31-2016	8.09	0.56	(1.19)	(0.63)	(0.55)	—	(0.55)
Year ended 3-31-2015	8.75	0.54	(0.51)	0.03	(0.55)	(0.14)	(0.69)
Year ended 3-31-2014	8.72	0.55	0.17	0.72	(0.56)	(0.13)	(0.69)
Year ended 3-31-2013	8.30	0.59	0.52	1.11	(0.59)	(0.10)	(0.69)
Year ended 3-31-2012	8.46	0.62	0.01	0.63	(0.62)	(0.17)	(0.79)
Class I Shares							
Year ended 3-31-2016	8.09	0.60	(1.19)	(0.59)	(0.59)	—	(0.59)
Year ended 3-31-2015	8.75	0.59	(0.52)	0.07	(0.59)	(0.14)	(0.73)
Year ended 3-31-2014	8.72	0.60	0.18	0.78	(0.62)	(0.13)	(0.75)
Year ended 3-31-2013	8.30	0.65	0.52	1.17	(0.65)	(0.10)	(0.75)
Year ended 3-31-2012	8.46	0.66	0.03	0.69	(0.68)	(0.17)	(0.85)
Class R Shares							
Year ended 3-31-2016	8.09	0.55	(1.19)	(0.64)	(0.54)	—	(0.54)
Year ended 3-31-2015	8.75	0.54	(0.52)	0.02	(0.54)	(0.14)	(0.68)
Year ended 3-31-2014	8.72	0.52	0.21	0.73	(0.57)	(0.13)	(0.70)
Year ended 3-31-2013[5]	8.54	0.16	0.17	0.33	(0.15)	—	(0.15)
Class R6 Shares							
Year ended 3-31-2016	8.09	0.60	(1.18)	(0.58)	(0.60)	—	(0.60)
Year ended 3-31-2015[7]	8.63	0.40	(0.40)	0.00*	(0.40)	(0.14)	(0.54)
Class Y Shares							
Year ended 3-31-2016	8.09	0.58	(1.19)	(0.61)	(0.57)	—	(0.57)
Year ended 3-31-2015	8.75	0.57	(0.52)	0.05	(0.57)	(0.14)	(0.71)
Year ended 3-31-2014	8.72	0.58	0.18	0.76	(0.60)	(0.13)	(0.73)
Year ended 3-31-2013	8.30	0.63	0.52	1.15	(0.63)	(0.10)	(0.73)
Year ended 3-31-2012	8.46	0.64	0.03	0.67	(0.66)	(0.17)	(0.83)

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return(2)	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver(3)	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver(3)	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$6.91	-7.75%	$1,865	0.96%	7.71%	—%	—%	29%
Year ended 3-31-2015	8.09	0.62	2,920	0.94	6.70	—	—	44
Year ended 3-31-2014	8.75	9.09	4,151	0.93	6.68	—	—	75
Year ended 3-31-2013	8.72	14.50	3,080	0.93	7.42	—	—	68
Year ended 3-31-2012	8.30	8.47	1,847	1.00	7.87	—	—	80
Class B Shares(4)								
Year ended 3-31-2016	6.91	-8.43	84	1.70	6.98	—	—	29
Year ended 3-31-2015	8.09	-0.13	133	1.67	5.98	—	—	44
Year ended 3-31-2014	8.75	8.28	165	1.68	5.96	—	—	75
Year ended 3-31-2013	8.72	13.64	152	1.69	6.65	—	—	68
Year ended 3-31-2012	8.30	7.63	90	1.79	7.10	—	—	80
Class C Shares								
Year ended 3-31-2016	6.91	-8.40	1,025	1.66	7.02	—	—	29
Year ended 3-31-2015	8.09	-0.07	1,618	1.64	6.02	—	—	44
Year ended 3-31-2014	8.75	8.32	1,919	1.64	5.98	—	—	75
Year ended 3-31-2013	8.72	13.71	1,501	1.64	6.70	—	—	68
Year ended 3-31-2012	8.30	7.73	850	1.70	7.16	—	—	80
Class E Shares								
Year ended 3-31-2016	6.91	-8.01	8	1.23	7.47	1.30	7.40	29
Year ended 3-31-2015	8.09	0.30	10	1.26	6.42	—	—	44
Year ended 3-31-2014	8.75	8.69	10	1.27	6.34	—	—	75
Year ended 3-31-2013	8.72	13.96	8	1.36	6.99	1.38	6.97	68
Year ended 3-31-2012	8.30	8.08	5	1.36	7.55	1.45	7.47	80
Class I Shares								
Year ended 3-31-2016	6.91	-7.52	1,266	0.70	7.94	—	—	29
Year ended 3-31-2015	8.09	0.88	2,523	0.69	6.91	—	—	44
Year ended 3-31-2014	8.75	9.36	4,075	0.69	6.90	—	—	75
Year ended 3-31-2013	8.72	14.77	2,513	0.70	7.64	—	—	68
Year ended 3-31-2012	8.30	8.78	1,255	0.73	8.07	—	—	80
Class R Shares								
Year ended 3-31-2016	6.91	-8.07	62	1.30	7.44	—	—	29
Year ended 3-31-2015	8.09	0.31	58	1.29	6.45	—	—	44
Year ended 3-31-2014	8.75	8.71	30	1.28	6.00	—	—	75
Year ended 3-31-2013(5)	8.72	3.94	—*	1.27(6)	6.61(6)	—	—	68(8)
Class R6 Shares								
Year ended 3-31-2016	6.91	-7.35	55	0.56	8.36	—	—	29
Year ended 3-31-2015(7)	8.09	0.13	13	0.54(6)	7.47(6)	—	—	44(9)
Class Y Shares								
Year ended 3-31-2016	6.91	-7.76	406	0.95	7.69	0.95	7.69	29
Year ended 3-31-2015	8.09	0.64	740	0.94	6.69	0.95	6.68	44
Year ended 3-31-2014	8.75	9.09	1,129	0.93	6.67	0.94	6.66	75
Year ended 3-31-2013	8.72	14.50	835	0.93	7.41	0.95	7.39	68
Year ended 3-31-2012	8.30	8.51	464	0.99	7.84	—	—	80

See Accompanying Notes to Financial Statements

IVY INTERNATIONAL CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income[(1)]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$17.88	$0.20	$(1.97)	$(1.77)	$(0.14)	$ —	$(0.14)
Year ended 3-31-2015	19.04	0.19	0.67	0.86	(0.23)	(1.79)	(2.02)
Year ended 3-31-2014	15.98	0.18	3.24	3.42	(0.35)	(0.01)	(0.36)
Year ended 3-31-2013	15.26	0.21	0.73	0.94	(0.22)	—	(0.22)
Year ended 3-31-2012	17.14	0.27	(1.66)	(1.39)	(0.27)	(0.22)	(0.49)
Class B Shares[(4)]							
Year ended 3-31-2016	15.97	0.05	(1.76)	(1.71)	(0.02)	—	(0.02)
Year ended 3-31-2015	17.23	0.03	0.59	0.62	(0.09)	(1.79)	(1.88)
Year ended 3-31-2014	14.49	0.04	2.93	2.97	(0.22)	(0.01)	(0.23)
Year ended 3-31-2013	13.86	0.07	0.66	0.73	(0.10)	—	(0.10)
Year ended 3-31-2012	15.64	0.14	(1.53)	(1.39)	(0.17)	(0.22)	(0.39)
Class C Shares							
Year ended 3-31-2016	16.00	0.06	(1.75)	(1.69)	(0.04)	—	(0.04)
Year ended 3-31-2015	17.25	0.05	0.61	0.66	(0.12)	(1.79)	(1.91)
Year ended 3-31-2014	14.51	0.07	2.93	3.00	(0.25)	(0.01)	(0.26)
Year ended 3-31-2013	13.88	0.11	0.65	0.76	(0.13)	—	(0.13)
Year ended 3-31-2012	15.65	0.17	(1.53)	(1.36)	(0.19)	(0.22)	(0.41)
Class E Shares							
Year ended 3-31-2016	17.99	0.17	(1.97)	(1.80)	(0.11)	—	(0.11)
Year ended 3-31-2015	19.14	0.16	0.68	0.84	(0.20)	(1.79)	(1.99)
Year ended 3-31-2014	16.07	0.16	3.25	3.41	(0.33)	(0.01)	(0.34)
Year ended 3-31-2013	15.33	0.20	0.75	0.95	(0.21)	—	(0.21)
Year ended 3-31-2012	17.21	0.27	(1.67)	(1.40)	(0.26)	(0.22)	(0.48)
Class I Shares							
Year ended 3-31-2016	17.99	0.24	(1.97)	(1.73)	(0.19)	—	(0.19)
Year ended 3-31-2015	19.15	0.25	0.68	0.93	(0.30)	(1.79)	(2.09)
Year ended 3-31-2014	16.07	0.25	3.25	3.50	(0.41)	(0.01)	(0.42)
Year ended 3-31-2013	15.33	0.27	0.75	1.02	(0.28)	—	(0.28)
Year ended 3-31-2012	17.22	0.32	(1.66)	(1.34)	(0.33)	(0.22)	(0.55)
Class R Shares							
Year ended 3-31-2016	17.87	0.13	(1.94)	(1.81)	(0.09)	—	(0.09)
Year ended 3-31-2015	19.03	0.10	0.71	0.81	(0.18)	(1.79)	(1.97)
Year ended 3-31-2014	15.98	0.11	3.26	3.37	(0.31)	(0.01)	(0.32)
Year ended 3-31-2013[(5)]	15.40	0.04	0.54	0.58	—	—	—
Class R6 Shares							
Year ended 3-31-2016	18.04	0.23	(1.94)	(1.71)	(0.22)	—	(0.22)
Year ended 3-31-2015[(7)]	20.09	0.13	(0.12)	0.01	(0.27)	(1.79)	(2.06)
Class Y Shares							
Year ended 3-31-2016	18.00	0.21	(1.98)	(1.77)	(0.15)	—	(0.15)
Year ended 3-31-2015	19.16	0.18	0.70	0.88	(0.25)	(1.79)	(2.04)
Year ended 3-31-2014	16.08	0.21	3.25	3.46	(0.37)	(0.01)	(0.38)
Year ended 3-31-2013	15.35	0.24	0.73	0.97	(0.24)	—	(0.24)
Year ended 3-31-2012	17.23	0.29	(1.66)	(1.37)	(0.29)	(0.22)	(0.51)

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$15.97	-9.95%	$1,532	1.31%	1.15%	—%	—%	62%
Year ended 3-31-2015	17.88	4.98	1,383	1.35	0.99	—	—	87
Year ended 3-31-2014	19.04	21.42	1,028	1.40	1.01	—	—	87
Year ended 3-31-2013	15.98	6.30	694	1.46	1.43	—	—	81
Year ended 3-31-2012	15.26	-7.86	717	1.49	1.75	—	—	88
Class B Shares[4]								
Year ended 3-31-2016	14.24	-10.70	10	2.20	0.31	—	—	62
Year ended 3-31-2015	15.97	4.02	13	2.20	0.17	—	—	87
Year ended 3-31-2014	17.23	20.47	13	2.22	0.26	—	—	87
Year ended 3-31-2013	14.49	5.37	12	2.35	0.56	—	—	81
Year ended 3-31-2012	13.86	-8.68	15	2.36	1.02	—	—	88
Class C Shares								
Year ended 3-31-2016	14.27	-10.54	253	1.98	0.40	—	—	62
Year ended 3-31-2015	16.00	4.25	168	2.02	0.32	—	—	87
Year ended 3-31-2014	17.25	20.64	117	2.07	0.40	—	—	87
Year ended 3-31-2013	14.51	5.61	98	2.10	0.81	—	—	81
Year ended 3-31-2012	13.88	-8.45	113	2.13	1.18	—	—	88
Class E Shares								
Year ended 3-31-2016	16.08	-10.05	5	1.45	1.01	1.69	0.77	62
Year ended 3-31-2015	17.99	4.82	5	1.53	0.84	1.74	0.63	87
Year ended 3-31-2014	19.14	21.32	4	1.53	0.90	1.85	0.58	87
Year ended 3-31-2013	16.07	6.27	3	1.52	1.36	2.05	0.83	81
Year ended 3-31-2012	15.33	-7.88	3	1.53	1.74	2.09	1.18	88
Class I Shares								
Year ended 3-31-2016	16.07	-9.63	1,885	0.98	1.44	—	—	62
Year ended 3-31-2015	17.99	5.32	1,347	1.02	1.30	—	—	87
Year ended 3-31-2014	19.15	21.93	802	1.04	1.39	—	—	87
Year ended 3-31-2013	16.07	6.75	572	1.05	1.80	—	—	81
Year ended 3-31-2012	15.33	-7.47	505	1.07	2.07	—	—	88
Class R Shares								
Year ended 3-31-2016	15.97	-10.15	36	1.58	0.80	—	—	62
Year ended 3-31-2015	17.87	4.70	19	1.61	0.54	—	—	87
Year ended 3-31-2014	19.03	21.19	5	1.64	0.61	—	—	87
Year ended 3-31-2013[5]	15.98	3.77	—*	1.62[6]	0.96[6]	—	—	81[8]
Class R6 Shares								
Year ended 3-31-2016	16.11	-9.52	289	0.83	1.40	—	—	62
Year ended 3-31-2015[7]	18.04	0.48	21	0.86[6]	1.10[6]	—	—	87[9]
Class Y Shares								
Year ended 3-31-2016	16.08	-9.88	572	1.25	1.24	—	—	62
Year ended 3-31-2015	18.00	5.04	526	1.27	0.95	—	—	87
Year ended 3-31-2014	19.16	21.63	153	1.29	1.20	—	—	87
Year ended 3-31-2013	16.08	6.42	148	1.31	1.62	—	—	81
Year ended 3-31-2012	15.35	-7.67	165	1.33	1.88	—	—	88

See Accompanying Notes to Financial Statements

IVY LARGE CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$19.19	$(0.03)	$(0.32)	$(0.35)	$ —	$(1.18)	$(1.18)
Year ended 3-31-2015	17.59	(0.04)	3.03	2.99	—	(1.39)	(1.39)
Year ended 3-31-2014	15.87	0.01	3.75	3.76	—	(2.04)	(2.04)
Year ended 3-31-2013	15.14	0.03	0.73	0.76	(0.03)	—	(0.03)
Year ended 3-31-2012	13.61	(0.01)	1.54	1.53	—	—	—
Class B Shares[4]							
Year ended 3-31-2016	15.82	(0.16)	(0.26)	(0.42)	—	(1.18)	(1.18)
Year ended 3-31-2015	14.84	(0.16)	2.53	2.37	—	(1.39)	(1.39)
Year ended 3-31-2014	13.73	(0.12)	3.21	3.09	—	(1.98)	(1.98)
Year ended 3-31-2013	13.20	(0.10)	0.63	0.53	—	—	—
Year ended 3-31-2012	11.99	(0.13)	1.34	1.21	—	—	—
Class C Shares							
Year ended 3-31-2016	16.78	(0.14)	(0.27)	(0.41)	—	(1.18)	(1.18)
Year ended 3-31-2015	15.64	(0.15)	2.68	2.53	—	(1.39)	(1.39)
Year ended 3-31-2014	14.36	(0.11)	3.37	3.26	—	(1.98)	(1.98)
Year ended 3-31-2013	13.78	(0.08)	0.66	0.58	—	—	—
Year ended 3-31-2012	12.49	(0.11)	1.40	1.29	—	—	—
Class E Shares							
Year ended 3-31-2016	19.17	(0.03)	(0.32)	(0.35)	—	(1.18)	(1.18)
Year ended 3-31-2015	17.57	(0.04)	3.03	2.99	—	(1.39)	(1.39)
Year ended 3-31-2014	15.86	0.01	3.74	3.75	—	(2.04)	(2.04)
Year ended 3-31-2013	15.13	0.03	0.73	0.76	(0.03)	—	(0.03)
Year ended 3-31-2012	13.60	(0.01)	1.54	1.53	—	—	—
Class I Shares							
Year ended 3-31-2016	19.90	0.02	(0.33)	(0.31)	—	(1.18)	(1.18)
Year ended 3-31-2015	18.15	0.01	3.13	3.14	—	(1.39)	(1.39)
Year ended 3-31-2014	16.31	0.06	3.85	3.91	(0.03)	(2.04)	(2.07)
Year ended 3-31-2013	15.54	0.07	0.76	0.83	(0.06)	—	(0.06)
Year ended 3-31-2012	13.93	0.02	1.59	1.61	—	—	—
Class R Shares							
Year ended 3-31-2016	18.74	(0.09)	(0.31)	(0.40)	—	(1.18)	(1.18)
Year ended 3-31-2015	17.25	(0.09)	2.97	2.88	—	(1.39)	(1.39)
Year ended 3-31-2014	15.62	(0.04)	3.67	3.63	—	(2.00)	(2.00)
Year ended 3-31-2013	14.92	(0.02)	0.72	0.70	—	—	—
Year ended 3-31-2012	13.46	(0.05)	1.51	1.46	—	—	—
Class R6 Shares							
Year ended 3-31-2016	19.93	0.05	(0.33)	(0.28)	—	(1.18)	(1.18)
Year ended 3-31-2015[5]	18.91	0.02	2.39	2.41	—	(1.39)	(1.39)
Class Y Shares							
Year ended 3-31-2016	19.57	(0.01)	(0.34)	(0.35)	—	(1.18)	(1.18)
Year ended 3-31-2015	17.89	(0.02)	3.09	3.07	—	(1.39)	(1.39)
Year ended 3-31-2014	16.11	0.03	3.80	3.83	(0.01)	(2.04)	(2.05)
Year ended 3-31-2013	15.36	0.05	0.74	0.79	(0.04)	—	(0.04)
Year ended 3-31-2012	13.80	0.01	1.55	1.56	—	—	—

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$17.66	-2.08%	$1,197	1.15%	-0.15%	1.16%	-0.16%	38%
Year ended 3-31-2015	19.19	17.45	1,093	1.15	-0.20	1.17	-0.22	36
Year ended 3-31-2014	17.59	24.21	1,090	1.15	0.07	1.19	0.03	50
Year ended 3-31-2013	15.87	5.03	994	1.15	0.22	1.22	0.15	73
Year ended 3-31-2012	15.14	11.24	995	1.15	-0.06	1.22	-0.13	57
Class B Shares[4]								
Year ended 3-31-2016	14.22	-2.98	11	2.07	-1.07	—	—	38
Year ended 3-31-2015	15.82	16.49	12	2.01	-1.06	—	—	36
Year ended 3-31-2014	14.84	23.08	11	2.06	-0.84	—	—	50
Year ended 3-31-2013	13.73	4.02	11	2.15	-0.78	2.18	-0.81	73
Year ended 3-31-2012	13.20	10.09	15	2.18	-1.10	2.22	-1.14	57
Class C Shares								
Year ended 3-31-2016	15.19	-2.74	107	1.86	-0.85	—	—	38
Year ended 3-31-2015	16.78	16.67	94	1.86	-0.92	—	—	36
Year ended 3-31-2014	15.64	23.17	78	1.90	-0.68	—	—	50
Year ended 3-31-2013	14.36	4.28	71	1.93	-0.57	—	—	73
Year ended 3-31-2012	13.78	10.33	81	1.95	-0.86	—	—	57
Class E Shares								
Year ended 3-31-2016	17.64	-2.08	12	1.15	-0.14	1.35	-0.34	38
Year ended 3-31-2015	19.17	17.47	9	1.15	-0.21	1.39	-0.45	36
Year ended 3-31-2014	17.57	24.16	7	1.15	0.06	1.46	-0.25	50
Year ended 3-31-2013	15.86	5.03	6	1.15	0.21	1.59	-0.24	73
Year ended 3-31-2012	15.13	11.25	5	1.15	-0.06	1.62	-0.53	57
Class I Shares								
Year ended 3-31-2016	18.41	-1.79	272	0.88	0.11	—	—	38
Year ended 3-31-2015	19.90	17.75	318	0.88	0.04	—	—	36
Year ended 3-31-2014	18.15	24.52	118	0.88	0.34	0.88	0.34	50
Year ended 3-31-2013	16.31	5.36	142	0.88	0.45	0.89	0.45	73
Year ended 3-31-2012	15.54	11.56	242	0.89	0.18	—	—	57
Class R Shares								
Year ended 3-31-2016	17.16	-2.39	22	1.47	-0.48	—	—	38
Year ended 3-31-2015	18.74	17.16	26	1.47	-0.52	—	—	36
Year ended 3-31-2014	17.25	23.75	31	1.47	-0.26	—	—	50
Year ended 3-31-2013	15.62	4.69	28	1.48	-0.11	—	—	73
Year ended 3-31-2012	14.92	10.85	24	1.48	-0.39	—	—	57
Class R6 Shares								
Year ended 3-31-2016	18.47	-1.64	7	0.73	0.28	—	—	38
Year ended 3-31-2015[5]	19.93	13.18	6	0.72[6]	0.17[6]	—	—	36[7]
Class Y Shares								
Year ended 3-31-2016	18.04	-2.03	125	1.06	-0.07	1.11	-0.12	38
Year ended 3-31-2015	19.57	17.62	132	1.06	-0.11	1.12	-0.17	36
Year ended 3-31-2014	17.89	24.30	131	1.06	0.16	1.13	0.09	50
Year ended 3-31-2013	16.11	5.09	126	1.06	0.31	1.13	0.23	73
Year ended 3-31-2012	15.36	11.38	121	1.06	0.04	1.14	-0.04	57

See Accompanying Notes to Financial Statements

IVY LIMITED-TERM BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$10.92	$0.15	$(0.05)	$ 0.10	$(0.15)	$ —	$(0.15)
Year ended 3-31-2015	10.90	0.15	0.02	0.17	(0.15)	—	(0.15)
Year ended 3-31-2014	11.20	0.14	(0.23)	(0.09)	(0.15)	(0.06)	(0.21)
Year ended 3-31-2013	11.16	0.17	0.08	0.25	(0.18)	(0.03)	(0.21)
Year ended 3-31-2012	11.04	0.20	0.20	0.40	(0.23)	(0.05)	(0.28)
Class B Shares(4)							
Year ended 3-31-2016	10.92	0.06	(0.05)	0.01	(0.06)	—	(0.06)
Year ended 3-31-2015	10.90	0.06	0.02	0.08	(0.06)	—	(0.06)
Year ended 3-31-2014	11.20	0.05	(0.23)	(0.18)	(0.06)	(0.06)	(0.12)
Year ended 3-31-2013	11.16	0.07	0.09	0.16	(0.09)	(0.03)	(0.12)
Year ended 3-31-2012	11.04	0.11	0.20	0.31	(0.14)	(0.05)	(0.19)
Class C Shares							
Year ended 3-31-2016	10.92	0.07	(0.05)	0.02	(0.07)	—	(0.07)
Year ended 3-31-2015	10.90	0.07	0.02	0.09	(0.07)	—	(0.07)
Year ended 3-31-2014	11.20	0.06	(0.23)	(0.17)	(0.07)	(0.06)	(0.13)
Year ended 3-31-2013	11.16	0.08	0.09	0.17	(0.10)	(0.03)	(0.13)
Year ended 3-31-2012	11.04	0.12	0.20	0.32	(0.15)	(0.05)	(0.20)
Class E Shares							
Year ended 3-31-2016	10.92	0.13	(0.04)	0.09	(0.14)	—	(0.14)
Year ended 3-31-2015	10.90	0.13	0.03	0.16	(0.14)	—	(0.14)
Year ended 3-31-2014	11.20	0.13	(0.23)	(0.10)	(0.14)	(0.06)	(0.20)
Year ended 3-31-2013	11.16	0.15	0.09	0.24	(0.17)	(0.03)	(0.20)
Year ended 3-31-2012	11.04	0.19	0.20	0.39	(0.22)	(0.05)	(0.27)
Class I Shares							
Year ended 3-31-2016	10.92	0.17	(0.04)	0.13	(0.18)	—	(0.18)
Year ended 3-31-2015	10.90	0.17	0.03	0.20	(0.18)	—	(0.18)
Year ended 3-31-2014	11.20	0.17	(0.23)	(0.06)	(0.18)	(0.06)	(0.24)
Year ended 3-31-2013	11.16	0.19	0.09	0.28	(0.21)	(0.03)	(0.24)
Year ended 3-31-2012	11.04	0.23	0.20	0.43	(0.26)	(0.05)	(0.31)
Class R Shares							
Year ended 3-31-2016	10.92	0.11	(0.05)	0.06	(0.11)	—	(0.11)
Year ended 3-31-2015	10.90	0.11	0.03	0.14	(0.12)	—	(0.12)
Year ended 3-31-2014	11.20	0.11	(0.23)	(0.12)	(0.12)	(0.06)	(0.18)
Year ended 3-31-2013(5)	11.19	0.02	0.02	0.04	(0.03)	—	(0.03)
Class R6 Shares							
Year ended 3-31-2016	10.92	0.19	(0.05)	0.14	(0.19)	—	(0.19)
Year ended 3-31-2015(7)	10.91	0.13	0.01	0.14	(0.13)	—	(0.13)
Class Y Shares							
Year ended 3-31-2016	10.92	0.15	(0.05)	0.10	(0.15)	—	(0.15)
Year ended 3-31-2015	10.90	0.15	0.02	0.17	(0.15)	—	(0.15)
Year ended 3-31-2014	11.20	0.14	(0.23)	(0.09)	(0.15)	(0.06)	(0.21)
Year ended 3-31-2013	11.16	0.17	0.08	0.25	(0.18)	(0.03)	(0.21)
Year ended 3-31-2012	11.04	0.21	0.19	0.40	(0.23)	(0.05)	(0.28)

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$10.87	0.95%	$1,589	0.88%	1.36%	—%	—%	46%
Year ended 3-31-2015	10.92	1.60	1,504	0.88	1.36	—	—	39
Year ended 3-31-2014	10.90	-0.74	1,446	0.89	1.31	—	—	39
Year ended 3-31-2013	11.20	2.29	1,211	0.88	1.48	—	—	55
Year ended 3-31-2012	11.16	3.66	1,046	0.90	1.84	—	—	40
Class B Shares[4]								
Year ended 3-31-2016	10.87	0.12	14	1.71	0.54	—	—	46
Year ended 3-31-2015	10.92	0.75	13	1.72	0.52	—	—	39
Year ended 3-31-2014	10.90	-1.59	19	1.76	0.44	—	—	39
Year ended 3-31-2013	11.20	1.45	25	1.71	0.66	—	—	55
Year ended 3-31-2012	11.16	2.80	26	1.74	1.00	—	—	40
Class C Shares								
Year ended 3-31-2016	10.87	0.22	128	1.61	0.63	—	—	46
Year ended 3-31-2015	10.92	0.83	117	1.64	0.60	—	—	39
Year ended 3-31-2014	10.90	-1.47	131	1.63	0.56	—	—	39
Year ended 3-31-2013	11.20	1.54	218	1.61	0.76	—	—	55
Year ended 3-31-2012	11.16	2.89	242	1.65	1.10	—	—	40
Class E Shares								
Year ended 3-31-2016	10.87	0.83	4	1.00	1.24	1.03	1.21	46
Year ended 3-31-2015	10.92	1.48	4	1.00	1.24	1.03	1.21	39
Year ended 3-31-2014	10.90	-0.85	3	1.00	1.20	1.02	1.18	39
Year ended 3-31-2013	11.20	2.17	4	1.00	1.35	—	—	55
Year ended 3-31-2012	11.16	3.58	3	1.00	1.72	1.09	1.63	40
Class I Shares								
Year ended 3-31-2016	10.87	1.20	56	0.64	1.60	—	—	46
Year ended 3-31-2015	10.92	1.86	44	0.63	1.60	—	—	39
Year ended 3-31-2014	10.90	-0.50	49	0.64	1.54	—	—	39
Year ended 3-31-2013	11.20	2.54	117	0.64	1.72	—	—	55
Year ended 3-31-2012	11.16	3.92	102	0.66	2.07	—	—	40
Class R Shares								
Year ended 3-31-2016	10.87	0.59	1	1.24	0.98	—	—	46
Year ended 3-31-2015	10.92	1.24	1	1.23	1.00	—	—	39
Year ended 3-31-2014	10.90	-1.08	—*	1.24	0.96	—	—	39
Year ended 3-31-2013[5]	11.20	0.41	—*	1.21[6]	0.59[6]	—	—	55[8]
Class R6 Shares								
Year ended 3-31-2016	10.87	1.35	2	0.49	1.76	—	—	46
Year ended 3-31-2015[7]	10.92	1.31	3	0.48[6]	1.75[6]	—	—	39[9]
Class Y Shares								
Year ended 3-31-2016	10.87	0.95	16	0.88	1.35	0.89	1.34	46
Year ended 3-31-2015	10.92	1.59	21	0.88	1.35	0.89	1.34	39
Year ended 3-31-2014	10.90	-0.74	26	0.89	1.30	0.90	1.29	39
Year ended 3-31-2013	11.20	2.29	58	0.88	1.48	0.89	1.47	55
Year ended 3-31-2012	11.16	3.66	51	0.90	1.85	0.92	1.84	40

See Accompanying Notes to Financial Statements

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$10.52	$ 0.07	$(1.06)	$(0.99)	$(0.07)	$—	$(0.07)
Year ended 3-31-2015	10.15	0.14	0.37	0.51	(0.14)	—	(0.14)
Year ended 3-31-2014	8.98	0.11	1.17	1.28	(0.11)	—	(0.11)
Year ended 3-31-2013	8.70	0.11	0.29	0.40	(0.12)	—	(0.12)
Year ended 3-31-2012	9.56	0.14	(0.86)	(0.72)	(0.14)	—	(0.14)
Class B Shares(5)							
Year ended 3-31-2016	10.33	(0.02)	(1.06)	(1.08)	—*	—	—*
Year ended 3-31-2015	9.99	0.06	0.36	0.42	(0.08)	—	(0.08)
Year ended 3-31-2014	8.85	0.03	1.17	1.20	(0.06)	—	(0.06)
Year ended 3-31-2013	8.59	0.04	0.29	0.33	(0.07)	—	(0.07)
Year ended 3-31-2012	9.48	0.06	(0.87)	(0.81)	(0.08)	—	(0.08)
Class C Shares							
Year ended 3-31-2016	10.36	0.00*	(1.07)	(1.07)	(0.01)	—	(0.01)
Year ended 3-31-2015	10.02	0.07	0.36	0.43	(0.09)	—	(0.09)
Year ended 3-31-2014	8.87	0.04	1.17	1.21	(0.06)	—	(0.06)
Year ended 3-31-2013	8.61	0.04	0.29	0.33	(0.07)	—	(0.07)
Year ended 3-31-2012	9.49	0.07	(0.86)	(0.79)	(0.09)	—	(0.09)
Class E Shares(6)							
Year ended 3-31-2016	10.53	0.08	(1.06)	(0.98)	(0.08)	—	(0.08)
Year ended 3-31-2015	10.16	0.15	0.37	0.52	(0.15)	—	(0.15)
Year ended 3-31-2014	8.99	0.12	1.17	1.29	(0.12)	—	(0.12)
Year ended 3-31-2013	8.70	0.12	0.30	0.42	(0.13)	—	(0.13)
Year ended 3-31-2012	9.57	0.15	(0.88)	(0.73)	(0.14)	—	(0.14)
Class I Shares							
Year ended 3-31-2016	10.54	0.13	(1.08)	(0.95)	(0.09)	—	(0.09)
Year ended 3-31-2015	10.17	0.19	0.35	0.54	(0.17)	—	(0.17)
Year ended 3-31-2014	9.01	0.14	1.15	1.29	(0.13)	—	(0.13)
Year ended 3-31-2013	8.73	0.13	0.30	0.43	(0.15)	—	(0.15)
Year ended 3-31-2012	9.58	0.16	(0.85)	(0.69)	(0.16)	—	(0.16)
Class R Shares							
Year ended 3-31-2016	10.50	0.06	(1.06)	(1.00)	(0.06)	—	(0.06)
Year ended 3-31-2015	10.13	0.13	0.37	0.50	(0.13)	—	(0.13)
Year ended 3-31-2014	8.97	0.10	1.16	1.26	(0.10)	—	(0.10)
Year ended 3-31-2013(7)	8.88	(0.01)	0.10	0.09	—	—	—
Class Y Shares							
Year ended 3-31-2016	10.51	0.07	(1.04)	(0.97)	(0.08)	—	(0.08)
Year ended 3-31-2015	10.14	0.17	0.35	0.52	(0.15)	—	(0.15)
Year ended 3-31-2014	8.97	0.13	1.16	1.29	(0.12)	—	(0.12)
Year ended 3-31-2013	8.69	0.12	0.29	0.41	(0.13)	—	(0.13)
Year ended 3-31-2012	9.55	0.16	(0.88)	(0.72)	(0.14)	—	(0.14)

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Does not include expenses of underlying Ivy Funds in which the Fund invests.

(4) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) Class share is closed to investment.

(7) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(8) Annualized.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return(2)	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver(3)	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver(3)	Ratio of Expenses to Average Net Assets Excluding Expense Waiver(3)(4)	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver(3)(4)	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$ 9.46	-9.41%	$188	0.46%	0.71%	—%	—%	37%
Year ended 3-31-2015	10.52	5.17	228	0.48	1.36	—	—	4
Year ended 3-31-2014	10.15	14.33	254	0.49	1.16	—	—	21
Year ended 3-31-2013	8.98	4.65	183	0.49	1.32	—	—	21
Year ended 3-31-2012	8.70	-7.42	185	0.50	1.58	—	—	8
Class B Shares(5)								
Year ended 3-31-2016	9.25	-10.42	2	1.40	-0.24	1.48	-0.32	37
Year ended 3-31-2015	10.33	4.28	2	1.36	0.60	—	—	4
Year ended 3-31-2014	9.99	13.53	3	1.39	0.28	—	—	21
Year ended 3-31-2013	8.85	3.83	2	1.40	0.44	—	—	21
Year ended 3-31-2012	8.59	-8.42	3	1.39	0.66	—	—	8
Class C Shares								
Year ended 3-31-2016	9.28	-10.30	5	1.27	-0.04	—	—	37
Year ended 3-31-2015	10.36	4.32	5	1.29	0.73	—	—	4
Year ended 3-31-2014	10.02	13.57	6	1.26	0.43	—	—	21
Year ended 3-31-2013	8.87	4.01	5	1.29	0.53	—	—	21
Year ended 3-31-2012	8.61	-8.25	5	1.30	0.79	—	—	8
Class E Shares(6)								
Year ended 3-31-2016	9.47	-9.36	—*	0.39	0.79	—	—	37
Year ended 3-31-2015	10.53	5.25	—*	0.39	1.49	—	—	4
Year ended 3-31-2014	10.16	14.38	—*	0.40	1.24	—	—	21
Year ended 3-31-2013	8.99	4.86	—*	0.39	1.44	—	—	21
Year ended 3-31-2012	8.70	-7.45	—*	0.40	1.66	—	—	8
Class I Shares								
Year ended 3-31-2016	9.50	-9.00	1	0.16	1.28	—	—	37
Year ended 3-31-2015	10.54	5.41	1	0.16	1.82	0.18	1.80	4
Year ended 3-31-2014	10.17	14.41	1	0.16	1.47	—	—	21
Year ended 3-31-2013	9.01	4.97	1	0.16	1.46	—	—	21
Year ended 3-31-2012	8.73	-7.04	1	0.15	1.89	—	—	8
Class R Shares								
Year ended 3-31-2016	9.44	-9.55	1	0.64	0.55	—	—	37
Year ended 3-31-2015	10.50	5.07	1	0.63	1.26	—	—	4
Year ended 3-31-2014	10.13	14.12	1	0.63	1.01	—	—	21
Year ended 3-31-2013(7)	8.97	1.01	—*	0.72(8)	-0.55(8)	—	—	21(9)
Class Y Shares								
Year ended 3-31-2016	9.46	-9.28	1	0.38	0.68	0.40	0.66	37
Year ended 3-31-2015	10.51	5.26	2	0.38	1.63	0.47	1.54	4
Year ended 3-31-2014	10.14	14.42	2	0.40	1.33	—	—	21
Year ended 3-31-2013	8.97	4.77	1	0.38	1.42	—	—	21
Year ended 3-31-2012	8.69	-7.42	1	0.46	1.85	—	—	8

See Accompanying Notes to Financial Statements

IVY MICRO CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$24.73	$(0.32)	$(5.37)	$(5.69)	$—	$(0.90)	$(0.90)
Year ended 3-31-2015	27.31	(0.36)	(0.82)	(1.18)	—	(1.40)	(1.40)
Year ended 3-31-2014	20.45	(0.36)	8.65	8.29	—	(1.43)	(1.43)
Year ended 3-31-2013	19.27	(0.25)	1.43	1.18	—	—	—
Year ended 3-31-2012	19.63	(0.29)	1.27	0.98	—	(1.34)	(1.34)
Class B Shares[3]							
Year ended 3-31-2016	23.70	(0.49)	(5.11)	(5.60)	—	(0.90)	(0.90)
Year ended 3-31-2015	26.23	(0.56)	(0.79)	(1.35)	—	(1.18)	(1.18)
Year ended 3-31-2014	19.86	(0.57)	8.36	7.79	—	(1.42)	(1.42)
Year ended 3-31-2013	18.93	(0.44)	1.37	0.93	—	—	—
Year ended 3-31-2012	19.27	(0.49)	1.26	0.77	—	(1.11)	(1.11)
Class C Shares							
Year ended 3-31-2016	24.00	(0.47)	(5.18)	(5.65)	—	(0.90)	(0.90)
Year ended 3-31-2015	26.56	(0.53)	(0.80)	(1.33)	—	(1.23)	(1.23)
Year ended 3-31-2014	20.05	(0.52)	8.45	7.93	—	(1.42)	(1.42)
Year ended 3-31-2013	19.04	(0.38)	1.39	1.01	—	—	—
Year ended 3-31-2012	19.42	(0.43)	1.25	0.82	—	(1.20)	(1.20)
Class I Shares							
Year ended 3-31-2016	25.12	(0.22)	(5.47)	(5.69)	—	(0.90)	(0.90)
Year ended 3-31-2015	27.65	(0.27)	(0.83)	(1.10)	—	(1.43)	(1.43)
Year ended 3-31-2014	20.65	(0.26)	8.75	8.49	—	(1.49)	(1.49)
Year ended 3-31-2013	19.37	(0.17)	1.45	1.28	—	—	—
Year ended 3-31-2012	19.73	(0.21)	1.26	1.05	—	(1.41)	(1.41)
Class R Shares							
Year ended 3-31-2016	24.69	(0.35)	(5.36)	(5.71)	—	(0.90)	(0.90)
Year ended 3-31-2015	27.27	(0.41)	(0.81)	(1.22)	—	(1.36)	(1.36)
Year ended 3-31-2014	20.45	(0.40)	8.64	8.24	—	(1.42)	(1.42)
Year ended 3-31-2013[4]	17.77	(0.10)	2.78	2.68	—	—	—
Class R6 Shares							
Year ended 3-31-2016	25.19	(0.19)	(5.49)	(5.68)	—	(0.90)	(0.90)
Year ended 3-31-2015[6]	23.73	(0.15)	3.01	2.86	—	(1.40)	(1.40)
Class Y Shares							
Year ended 3-31-2016	25.44	(0.28)	(5.54)	(5.82)	—	(0.90)	(0.90)
Year ended 3-31-2015	28.02	(0.33)	(0.84)	(1.17)	—	(1.41)	(1.41)
Year ended 3-31-2014	20.51	(0.33)	9.29	8.96	—	(1.45)	(1.45)
Year ended 3-31-2013	19.29	(0.22)	1.44	1.22	—	—	—
Year ended 3-31-2012	19.64	(0.26)	1.28	1.02	—	(1.37)	(1.37)

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(5) Annualized.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Loss to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2016	$18.14	-23.51%	$130	1.69%	-1.42%	84%
Year ended 3-31-2015	24.73	-3.91	199	1.64	-1.50	47
Year ended 3-31-2014	27.31	41.32	213	1.64	-1.45	67
Year ended 3-31-2013	20.45	6.12	80	1.78	-1.36	51
Year ended 3-31-2012	19.27	6.56	72	1.78	-1.63	78
Class B Shares[3]						
Year ended 3-31-2016	17.20	-24.16	1	2.57	-2.29	84
Year ended 3-31-2015	23.70	-4.80	2	2.54	-2.40	47
Year ended 3-31-2014	26.23	39.96	3	2.59	-2.40	67
Year ended 3-31-2013	19.86	4.97	2	2.90	-2.48	51
Year ended 3-31-2012	18.93	5.28	1	2.99	-2.84	78
Class C Shares						
Year ended 3-31-2016	17.45	-24.06	7	2.42	-2.15	84
Year ended 3-31-2015	24.00	-4.63	10	2.39	-2.25	47
Year ended 3-31-2014	26.56	40.28	14	2.35	-2.15	67
Year ended 3-31-2013	20.05	5.36	5	2.55	-2.14	51
Year ended 3-31-2012	19.04	5.65	4	2.62	-2.47	78
Class I Shares						
Year ended 3-31-2016	18.53	-23.14	10	1.25	-0.96	84
Year ended 3-31-2015	25.12	-3.56	21	1.24	-1.09	47
Year ended 3-31-2014	27.65	41.90	34	1.23	-1.01	67
Year ended 3-31-2013	20.65	6.66	4	1.31	-0.93	51
Year ended 3-31-2012	19.37	7.00	3	1.34	-1.19	78
Class R Shares						
Year ended 3-31-2016	18.08	-23.63	1	1.84	-1.58	84
Year ended 3-31-2015	24.69	-4.08	1	1.83	-1.69	47
Year ended 3-31-2014	27.27	41.09	—*	1.84	-1.66	67
Year ended 3-31-2013[4]	20.45	15.08	—*	1.89[5]	-1.84[5]	51[7]
Class R6 Shares						
Year ended 3-31-2016	18.61	-23.03	2	1.08	-0.84	84
Year ended 3-31-2015[6]	25.19	12.53	2	1.08[5]	-0.94[5]	47[8]
Class Y Shares						
Year ended 3-31-2016	18.72	-23.36	1	1.50	-1.21	84
Year ended 3-31-2015	25.44	-3.77	2	1.49	-1.34	47
Year ended 3-31-2014	28.02	44.49	3	1.50	-1.30	67
Year ended 3-31-2013	20.51	6.32	1	1.60	-1.21	51
Year ended 3-31-2012	19.29	6.79	1	1.59	-1.45	78

See Accompanying Notes to Financial Statements

IVY MID CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$23.43	$(0.06)	$(2.33)	$(2.39)	$—	$(2.08)	$(2.08)
Year ended 3-31-2015	23.45	(0.12)	2.49	2.37	—	(2.39)	(2.39)
Year ended 3-31-2014	20.22	(0.14)	4.17	4.03	—	(0.80)	(0.80)
Year ended 3-31-2013	18.62	(0.09)	1.80	1.71	—	(0.11)	(0.11)
Year ended 3-31-2012	18.36	(0.12)	0.85	0.73	—	(0.47)	(0.47)
Class B Shares[4]							
Year ended 3-31-2016	19.84	(0.19)	(1.96)	(2.15)	—	(1.93)	(1.93)
Year ended 3-31-2015	20.30	(0.25)	2.13	1.88	—	(2.34)	(2.34)
Year ended 3-31-2014	17.66	(0.27)	3.61	3.34	—	(0.70)	(0.70)
Year ended 3-31-2013	16.42	(0.23)	1.58	1.35	—	(0.11)	(0.11)
Year ended 3-31-2012	16.40	(0.25)	0.74	0.49	—	(0.47)	(0.47)
Class C Shares							
Year ended 3-31-2016	20.88	(0.19)	(2.07)	(2.26)	—	(1.93)	(1.93)
Year ended 3-31-2015	21.24	(0.26)	2.25	1.99	—	(2.35)	(2.35)
Year ended 3-31-2014	18.44	(0.26)	3.77	3.51	—	(0.71)	(0.71)
Year ended 3-31-2013	17.11	(0.21)	1.65	1.44	—	(0.11)	(0.11)
Year ended 3-31-2012	17.04	(0.23)	0.77	0.54	—	(0.47)	(0.47)
Class E Shares							
Year ended 3-31-2016	22.92	(0.08)	(2.29)	(2.37)	—	(2.01)	(2.01)
Year ended 3-31-2015	23.02	(0.19)	2.46	2.27	—	(2.37)	(2.37)
Year ended 3-31-2014	19.90	(0.20)	4.09	3.89	—	(0.77)	(0.77)
Year ended 3-31-2013	18.37	(0.14)	1.78	1.64	—	(0.11)	(0.11)
Year ended 3-31-2012	18.17	(0.15)	0.82	0.67	—	(0.47)	(0.47)
Class I Shares							
Year ended 3-31-2016	24.77	0.00*	(2.46)	(2.46)	—	(2.16)	(2.16)
Year ended 3-31-2015	24.60	(0.05)	2.63	2.58	—	(2.41)	(2.41)
Year ended 3-31-2014	21.17	(0.07)	4.36	4.29	—	(0.86)	(0.86)
Year ended 3-31-2013	19.43	(0.04)	1.89	1.85	—	(0.11)	(0.11)
Year ended 3-31-2012	19.07	(0.07)	0.90	0.83	—	(0.47)	(0.47)
Class R Shares							
Year ended 3-31-2016	23.08	(0.13)	(2.29)	(2.42)	—	(2.01)	(2.01)
Year ended 3-31-2015	23.18	(0.18)	2.45	2.27	—	(2.37)	(2.37)
Year ended 3-31-2014	20.02	(0.19)	4.12	3.93	—	(0.77)	(0.77)
Year ended 3-31-2013	18.49	(0.15)	1.79	1.64	—	(0.11)	(0.11)
Year ended 3-31-2012	18.27	(0.16)	0.85	0.69	—	(0.47)	(0.47)
Class R6 Shares							
Year ended 3-31-2016	24.81	0.05	(2.48)	(2.43)	—	(2.16)	(2.16)
Year ended 3-31-2015[5]	24.38	(0.02)	2.84	2.82	—	(2.39)	(2.39)
Class Y Shares							
Year ended 3-31-2016	24.26	(0.06)	(2.41)	(2.47)	—	(2.10)	(2.10)
Year ended 3-31-2015	24.18	(0.11)	2.58	2.47	—	(2.39)	(2.39)
Year ended 3-31-2014	20.83	(0.12)	4.30	4.18	—	(0.83)	(0.83)
Year ended 3-31-2013	19.17	(0.09)	1.86	1.77	—	(0.11)	(0.11)
Year ended 3-31-2012	18.86	(0.10)	0.88	0.78	—	(0.47)	(0.47)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return(2)	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver(3)	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver(3)	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$18.96	-10.27%	$ 787	1.29%	-0.30%	—%	—%	38%
Year ended 3-31-2015	23.43	10.73	1,025	1.28	-0.50	1.29	-0.51	35
Year ended 3-31-2014	23.45	20.09	1,558	1.34	-0.63	—	—	43
Year ended 3-31-2013	20.22	9.28	1,160	1.31	-0.52	—	—	32
Year ended 3-31-2012	18.62	4.29	636	1.40	-0.69	—	—	29
Class B Shares(4)								
Year ended 3-31-2016	15.76	-10.95	19	2.05	-1.06	—	—	38
Year ended 3-31-2015	19.84	9.94	24	2.05	-1.26	—	—	35
Year ended 3-31-2014	20.30	19.14	26	2.10	-1.39	—	—	43
Year ended 3-31-2013	17.66	8.27	21	2.21	-1.42	—	—	32
Year ended 3-31-2012	16.42	3.33	17	2.35	-1.63	—	—	29
Class C Shares								
Year ended 3-31-2016	16.69	-10.92	264	2.01	-1.02	—	—	38
Year ended 3-31-2015	20.88	10.00	343	2.01	-1.22	—	—	35
Year ended 3-31-2014	21.24	19.25	295	2.01	-1.31	—	—	43
Year ended 3-31-2013	18.44	8.46	183	2.07	-1.28	—	—	32
Year ended 3-31-2012	17.11	3.50	135	2.14	-1.44	—	—	29
Class E Shares								
Year ended 3-31-2016	18.54	-10.41	7	1.41	-0.41	1.63	-0.63	38
Year ended 3-31-2015	22.92	10.46	7	1.60	-0.82	1.63	-0.85	35
Year ended 3-31-2014	23.02	19.75	6	1.60	-0.90	1.71	-1.01	43
Year ended 3-31-2013	19.90	8.97	4	1.60	-0.81	1.90	-1.11	32
Year ended 3-31-2012	18.37	4.00	3	1.60	-0.88	1.97	-1.25	29
Class I Shares								
Year ended 3-31-2016	20.15	-10.00	1,423	1.00	-0.01	—	—	38
Year ended 3-31-2015	24.77	11.09	2,933	0.99	-0.19	—	—	35
Year ended 3-31-2014	24.60	20.52	2,098	0.99	-0.28	—	—	43
Year ended 3-31-2013	21.17	9.57	1,316	1.02	-0.24	—	—	32
Year ended 3-31-2012	19.43	4.65	788	1.05	-0.38	—	—	29
Class R Shares								
Year ended 3-31-2016	18.65	-10.55	71	1.60	-0.61	—	—	38
Year ended 3-31-2015	23.08	10.40	96	1.59	-0.80	—	—	35
Year ended 3-31-2014	23.18	19.83	103	1.59	-0.89	—	—	43
Year ended 3-31-2013	20.02	8.92	77	1.62	-0.82	—	—	32
Year ended 3-31-2012	18.49	4.09	50	1.63	-0.93	—	—	29
Class R6 Shares								
Year ended 3-31-2016	20.22	-9.85	77	0.85	0.24	—	—	38
Year ended 3-31-2015(5)	24.81	12.18	27	0.84(6)	-0.15(6)	—	—	35(7)
Class Y Shares								
Year ended 3-31-2016	19.69	-10.26	471	1.24	-0.25	—	—	38
Year ended 3-31-2015	24.26	10.82	706	1.23	-0.44	—	—	35
Year ended 3-31-2014	24.18	20.21	694	1.23	-0.53	—	—	43
Year ended 3-31-2013	20.83	9.33	521	1.27	-0.48	—	—	32
Year ended 3-31-2012	19.17	4.44	439	1.25	-0.55	1.30	-0.60	29

See Accompanying Notes to Financial Statements

IVY MID CAP INCOME OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$11.10	$0.15	$(0.15)	$ 0.00*	$(0.15)	$(0.02)	$(0.17)
Year ended 3-31-2015(4)	10.00	0.10	1.05	1.15	(0.05)	—*	(0.05)
Class C Shares							
Year ended 3-31-2016	11.10	0.08	(0.16)	(0.08)	(0.09)	(0.02)	(0.11)
Year ended 3-31-2015(4)	10.00	0.05	1.07	1.12	(0.02)	—*	(0.02)
Class E Shares							
Year ended 3-31-2016	11.11	0.16	(0.16)	0.00*	(0.16)	(0.02)	(0.18)
Year ended 3-31-2015(4)	10.00	0.09	1.07	1.16	(0.05)	—*	(0.05)
Class I Shares							
Year ended 3-31-2016	11.11	0.19	(0.16)	0.03	(0.18)	(0.02)	(0.20)
Year ended 3-31-2015(4)	10.00	0.10	1.08	1.18	(0.07)	—*	(0.07)
Class R Shares							
Year ended 3-31-2016	11.10	0.11	(0.16)	(0.05)	(0.11)	(0.02)	(0.13)
Year ended 3-31-2015(4)	10.00	0.06	1.07	1.13	(0.03)	—*	(0.03)
Class R6 Shares							
Year ended 3-31-2016	11.11	0.19	(0.16)	0.03	(0.18)	(0.02)	(0.20)
Year ended 3-31-2015(4)	10.00	0.10	1.08	1.18	(0.07)	—*	(0.07)
Class Y Shares							
Year ended 3-31-2016	11.11	0.16	(0.17)	(0.01)	(0.15)	(0.02)	(0.17)
Year ended 3-31-2015(4)	10.00	0.09	1.07	1.16	(0.05)	—*	(0.05)

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from October 1, 2014 (commencement of operations of the class) through March 31, 2015.

(5) Annualized.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(7) Ratio of expenses to average net assets excluding offering cost was 1.31%.

(8) Ratio of expenses to average net assets excluding offering cost was 2.03%.

(9) Ratio of expenses to average net assets excluding offering cost was 1.26%.

(10) Ratio of expenses to average net assets excluding offering cost was 1.01%.

(11) Ratio of expenses to average net assets excluding offering cost was 1.76%.

(12) Ratio of expenses to average net assets excluding offering cost was 1.01%.

(13) Ratio of expenses to average net assets excluding offering cost was 1.31%.

(14) Ratio of expenses to average net assets excluding offering cost was 1.16%.

(15) Ratio of expenses to average net assets excluding offering cost was 1.88%.

(16) Ratio of expenses to average net assets excluding offering cost was 1.11%.

(17) Ratio of expenses to average net assets excluding offering cost was 0.86%.

(18) Ratio of expenses to average net assets excluding offering cost was 1.61%.

(19) Ratio of expenses to average net assets excluding offering cost was 0.86%.

(20) Ratio of expenses to average net assets excluding offering cost was 1.16%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$10.93	0.06%	$95	1.35%[7]	1.44%	1.66%	1.13%	26%
Year ended 3-31-2015[4]	11.10	11.56	43	1.35[5][14]	1.83[5]	1.60[5]	1.58[5]	10[6]
Class C Shares								
Year ended 3-31-2016	10.91	-0.70	5	2.07[8]	0.72	2.28	0.51	26
Year ended 3-31-2015[4]	11.10	11.26	3	2.07[5][15]	0.98[5]	2.22[5]	0.83[5]	10[6]
Class E Shares								
Year ended 3-31-2016	10.93	0.01	2	1.30[9]	1.50	1.41	1.39	26
Year ended 3-31-2015[4]	11.11	11.68	2	1.30[5][16]	1.70[5]	1.42[5]	1.58[5]	10[6]
Class I Shares								
Year ended 3-31-2016	10.94	0.28	8	1.05[10]	1.76	1.30	1.51	26
Year ended 3-31-2015[4]	11.11	11.81	9	1.05[5][17]	1.97[5]	1.32[5]	1.70[5]	10[6]
Class R Shares								
Year ended 3-31-2016	10.92	-0.41	2	1.80[11]	1.00	1.91	0.89	26
Year ended 3-31-2015[4]	11.10	11.38	2	1.80[5][18]	1.20[5]	1.92[5]	1.08[5]	10[6]
Class R6 Shares								
Year ended 3-31-2016	10.94	0.28	3	1.05[12]	1.75	1.16	1.64	26
Year ended 3-31-2015[4]	11.11	11.81	3	1.05[5][19]	1.97[5]	1.18[5]	1.84[5]	10[6]
Class Y Shares								
Year ended 3-31-2016	10.93	-0.03	5	1.35[13]	1.46	1.58	1.23	26
Year ended 3-31-2015[4]	11.11	11.66	4	1.35[5][20]	1.73[5]	1.57[5]	1.51[5]	10[6]

See Accompanying Notes to Financial Statements

IVY MONEY MARKET FUND

	Net Asset Value, Beginning of Period	Net Investment Income(1)	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$1.00	$0.00	$0.00	$0.00	$—*	$—	$—*
Year ended 3-31-2015	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2014	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2013	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*
Class B Shares(4)							
Year ended 3-31-2016	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2015	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2014	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2013	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*
Class C Shares(4)							
Year ended 3-31-2016	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2015	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2014	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2013	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*
Class E Shares							
Year ended 3-31-2016	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2015	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2014	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2013	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]
Class A Shares							
Year ended 3-31-2016	$1.00	0.02%	$167	0.30%	0.02%	0.61%	-0.29%
Year ended 3-31-2015	1.00	0.02	119	0.17	0.02	0.68	-0.49
Year ended 3-31-2014	1.00	0.02	137	0.20	0.02	0.69	-0.47
Year ended 3-31-2013	1.00	0.02	128	0.31	0.02	0.67	-0.34
Year ended 3-31-2012	1.00	0.02	171	0.28	0.02	0.66	-0.36
Class B Shares[4]							
Year ended 3-31-2016	1.00	0.02	6	0.30	0.02	1.65	-1.33
Year ended 3-31-2015	1.00	0.02	4	0.17	0.02	1.73	-1.54
Year ended 3-31-2014	1.00	0.02	7	0.20	0.02	1.74	-1.52
Year ended 3-31-2013	1.00	0.02	8	0.31	0.02	1.70	-1.37
Year ended 3-31-2012	1.00	0.02	8	0.28	0.02	1.73	-1.43
Class C Shares[4]							
Year ended 3-31-2016	1.00	0.02	44	0.30	0.02	1.57	-1.25
Year ended 3-31-2015	1.00	0.02	32	0.17	0.02	1.62	-1.43
Year ended 3-31-2014	1.00	0.02	34	0.20	0.02	1.63	-1.41
Year ended 3-31-2013	1.00	0.02	35	0.31	0.02	1.65	-1.32
Year ended 3-31-2012	1.00	0.02	41	0.28	0.02	1.64	-1.34
Class E Shares							
Year ended 3-31-2016	1.00	0.02	7	0.29	0.02	0.68	-0.37
Year ended 3-31-2015	1.00	0.02	6	0.17	0.02	0.74	-0.55
Year ended 3-31-2014	1.00	0.02	6	0.20	0.02	0.73	-0.51
Year ended 3-31-2013	1.00	0.02	5	0.31	0.02	0.75	-0.42
Year ended 3-31-2012	1.00	0.02	4	0.28	0.02	0.78	-0.48

See Accompanying Notes to Financial Statements

IVY MUNICIPAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$12.07	$0.28	$ 0.06	$ 0.34	$(0.28)	$—	$(0.28)
Year ended 3-31-2015	11.74	0.31	0.33	0.64	(0.31)	—	(0.31)
Year ended 3-31-2014	12.19	0.34	(0.45)	(0.11)	(0.34)	—	(0.34)
Year ended 3-31-2013	11.88	0.34	0.31	0.65	(0.34)	—	(0.34)
Year ended 3-31-2012	10.95	0.42	0.93	1.35	(0.42)	—	(0.42)
Class B Shares(4)							
Year ended 3-31-2016	12.07	0.19	0.06	0.25	(0.19)	—	(0.19)
Year ended 3-31-2015	11.74	0.22	0.33	0.55	(0.22)	—	(0.22)
Year ended 3-31-2014	12.19	0.25	(0.45)	(0.20)	(0.25)	—	(0.25)
Year ended 3-31-2013	11.88	0.25	0.31	0.56	(0.25)	—	(0.25)
Year ended 3-31-2012	10.95	0.33	0.93	1.26	(0.33)	—	(0.33)
Class C Shares							
Year ended 3-31-2016	12.07	0.19	0.06	0.25	(0.19)	—	(0.19)
Year ended 3-31-2015	11.74	0.22	0.33	0.55	(0.22)	—	(0.22)
Year ended 3-31-2014	12.19	0.25	(0.45)	(0.20)	(0.25)	—	(0.25)
Year ended 3-31-2013	11.88	0.25	0.31	0.56	(0.25)	—	(0.25)
Year ended 3-31-2012	10.95	0.33	0.93	1.26	(0.33)	—	(0.33)
Class I Shares							
Year ended 3-31-2016	12.07	0.31	0.05	0.36	(0.30)	—	(0.30)
Year ended 3-31-2015	11.74	0.33	0.34	0.67	(0.34)	—	(0.34)
Year ended 3-31-2014	12.19	0.36	(0.45)	(0.09)	(0.36)	—	(0.36)
Year ended 3-31-2013	11.88	0.36	0.31	0.67	(0.36)	—	(0.36)
Year ended 3-31-2012	10.95	0.44	0.93	1.37	(0.44)	—	(0.44)
Class Y Shares							
Year ended 3-31-2016	12.07	0.28	0.06	0.34	(0.28)	—	(0.28)
Year ended 3-31-2015	11.74	0.31	0.33	0.64	(0.31)	—	(0.31)
Year ended 3-31-2014	12.19	0.34	(0.45)	(0.11)	(0.34)	—	(0.34)
Year ended 3-31-2013	11.88	0.34	0.31	0.65	(0.34)	—	(0.34)
Year ended 3-31-2012	10.95	0.42	0.93	1.35	(0.42)	—	(0.42)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$12.13	2.87%	$184	0.99%	2.35%	—%	—%	4%
Year ended 3-31-2015	12.07	5.51	148	1.01	2.60	—	—	8
Year ended 3-31-2014	11.74	-0.86	113	1.02	2.90	—	—	7
Year ended 3-31-2013	12.19	5.50	133	1.01	2.77	—	—	6
Year ended 3-31-2012	11.88	12.49	97	1.06	3.60	—	—	4
Class B Shares[4]								
Year ended 3-31-2016	12.13	2.11	2	1.73	1.62	—	—	4
Year ended 3-31-2015	12.07	4.71	2	1.77	1.87	—	—	8
Year ended 3-31-2014	11.74	-1.63	2	1.79	2.12	—	—	7
Year ended 3-31-2013	12.19	4.72	4	1.75	2.04	—	—	6
Year ended 3-31-2012	11.88	11.67	3	1.81	2.83	—	—	4
Class C Shares								
Year ended 3-31-2016	12.13	2.12	31	1.73	1.61	—	—	4
Year ended 3-31-2015	12.07	4.72	24	1.76	1.86	—	—	8
Year ended 3-31-2014	11.74	-1.62	21	1.78	2.12	—	—	7
Year ended 3-31-2013	12.19	4.71	31	1.76	2.03	—	—	6
Year ended 3-31-2012	11.88	11.65	28	1.82	2.85	—	—	4
Class I Shares								
Year ended 3-31-2016	12.13	3.09	9	0.78	2.55	—	—	4
Year ended 3-31-2015	12.07	5.73	5	0.80	2.75	—	—	8
Year ended 3-31-2014	11.74	-0.65	2	0.81	3.11	—	—	7
Year ended 3-31-2013	12.19	5.72	2	0.80	2.94	—	—	6
Year ended 3-31-2012	11.88	12.75	1	0.85	3.79	—	—	4
Class Y Shares								
Year ended 3-31-2016	12.13	2.87	1	0.99	2.35	1.03	2.31	4
Year ended 3-31-2015	12.07	5.52	1	1.01	2.60	1.05	2.56	8
Year ended 3-31-2014	11.74	-0.87	1	1.02	2.89	1.06	2.85	7
Year ended 3-31-2013	12.19	5.49	1	1.01	2.78	1.06	2.73	6
Year ended 3-31-2012	11.88	12.51	1	1.06	3.63	1.11	3.58	4

See Accompanying Notes to Financial Statements

IVY MUNICIPAL HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$5.31	$0.22	$(0.03)	$ 0.19	$(0.22)	$ —	$(0.22)
Year ended 3-31-2015	5.03	0.23	0.28	0.51	(0.23)	—	(0.23)
Year ended 3-31-2014	5.47	0.24	(0.42)	(0.18)	(0.24)	(0.02)	(0.26)
Year ended 3-31-2013	5.23	0.21	0.24	0.45	(0.21)	—	(0.21)
Year ended 3-31-2012	4.75	0.25	0.48	0.73	(0.25)	—	(0.25)
Class B Shares(4)							
Year ended 3-31-2016	5.31	0.18	(0.03)	0.15	(0.18)	—	(0.18)
Year ended 3-31-2015	5.03	0.19	0.28	0.47	(0.19)	—	(0.19)
Year ended 3-31-2014	5.47	0.20	(0.42)	(0.22)	(0.20)	(0.02)	(0.22)
Year ended 3-31-2013	5.23	0.17	0.24	0.41	(0.17)	—	(0.17)
Year ended 3-31-2012	4.75	0.20	0.49	0.69	(0.21)	—	(0.21)
Class C Shares							
Year ended 3-31-2016	5.31	0.18	(0.03)	0.15	(0.18)	—	(0.18)
Year ended 3-31-2015	5.03	0.19	0.28	0.47	(0.19)	—	(0.19)
Year ended 3-31-2014	5.47	0.20	(0.42)	(0.22)	(0.20)	(0.02)	(0.22)
Year ended 3-31-2013	5.23	0.17	0.24	0.41	(0.17)	—	(0.17)
Year ended 3-31-2012	4.75	0.21	0.48	0.69	(0.21)	—	(0.21)
Class I Shares							
Year ended 3-31-2016	5.31	0.23	(0.03)	0.20	(0.23)	—	(0.23)
Year ended 3-31-2015	5.03	0.24	0.28	0.52	(0.24)	—	(0.24)
Year ended 3-31-2014	5.47	0.24	(0.42)	(0.18)	(0.24)	(0.02)	(0.26)
Year ended 3-31-2013	5.23	0.22	0.24	0.46	(0.22)	—	(0.22)
Year ended 3-31-2012	4.75	0.25	0.48	0.73	(0.25)	—	(0.25)
Class Y Shares							
Year ended 3-31-2016	5.31	0.22	(0.03)	0.19	(0.22)	—	(0.22)
Year ended 3-31-2015	5.03	0.23	0.28	0.51	(0.23)	—	(0.23)
Year ended 3-31-2014	5.47	0.24	(0.42)	(0.18)	(0.24)	(0.02)	(0.26)
Year ended 3-31-2013	5.23	0.21	0.24	0.45	(0.21)	—	(0.21)
Year ended 3-31-2012	4.75	0.24	0.49	0.73	(0.25)	—	(0.25)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$5.28	3.61%	$389	0.86%	4.19%	0.88%	4.17%	4%
Year ended 3-31-2015	5.31	10.29	377	0.85	4.46	0.87	4.44	9
Year ended 3-31-2014	5.03	-3.32	366	0.86	4.58	0.87	4.57	21
Year ended 3-31-2013	5.47	8.71	545	0.84	3.91	0.85	3.90	9
Year ended 3-31-2012	5.23	15.62	384	0.87	4.88	0.90	4.85	4
Class B Shares[4]								
Year ended 3-31-2016	5.28	2.84	14	1.62	3.43	1.64	3.41	4
Year ended 3-31-2015	5.31	9.44	15	1.62	3.69	1.64	3.67	9
Year ended 3-31-2014	5.03	-4.07	15	1.64	3.82	1.65	3.81	21
Year ended 3-31-2013	5.47	7.86	19	1.62	3.12	1.63	3.11	9
Year ended 3-31-2012	5.23	14.70	12	1.67	4.07	1.70	4.04	4
Class C Shares								
Year ended 3-31-2016	5.28	2.87	237	1.58	3.47	1.60	3.45	4
Year ended 3-31-2015	5.31	9.50	238	1.58	3.72	1.60	3.70	9
Year ended 3-31-2014	5.03	-4.04	216	1.60	3.84	1.61	3.83	21
Year ended 3-31-2013	5.47	7.92	323	1.57	3.17	1.59	3.15	9
Year ended 3-31-2012	5.23	14.77	198	1.62	4.12	1.65	4.09	4
Class I Shares								
Year ended 3-31-2016	5.28	3.80	701	0.67	4.38	0.69	4.36	4
Year ended 3-31-2015	5.31	10.50	703	0.68	4.62	0.70	4.60	9
Year ended 3-31-2014	5.03	-3.16	586	0.69	4.76	0.70	4.75	21
Year ended 3-31-2013	5.47	8.88	749	0.68	4.06	0.69	4.05	9
Year ended 3-31-2012	5.23	15.82	416	0.70	5.04	0.74	5.00	4
Class Y Shares								
Year ended 3-31-2016	5.28	3.60	21	0.86	4.19	0.95	4.10	4
Year ended 3-31-2015	5.31	10.35	21	0.85	4.39	0.95	4.29	9
Year ended 3-31-2014	5.03	-3.32	15	0.85	4.52	0.95	4.42	21
Year ended 3-31-2013	5.47	8.71	34	0.84	3.92	0.94	3.82	9
Year ended 3-31-2012	5.23	15.65	26	0.87	4.83	0.99	4.71	4

See Accompanying Notes to Financial Statements

IVY SMALL CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Loss(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$18.71	$(0.14)	$(1.43)	$(1.57)	$ —	$(2.33)	$(2.33)
Year ended 3-31-2015	18.51	(0.14)	1.52	1.38	—	(1.18)	(1.18)
Year ended 3-31-2014	16.33	(0.19)	4.04	3.85	—	(1.67)	(1.67)
Year ended 3-31-2013	14.51	(0.14)	2.35	2.21	—	(0.39)	(0.39)
Year ended 3-31-2012	15.39	(0.17)	(0.21)	(0.38)	—	(0.50)	(0.50)
Class B Shares(4)							
Year ended 3-31-2016	15.28	(0.23)	(1.15)	(1.38)	—	(2.33)	(2.33)
Year ended 3-31-2015	15.47	(0.25)	1.24	0.99	—	(1.18)	(1.18)
Year ended 3-31-2014	13.95	(0.30)	3.42	3.12	—	(1.60)	(1.60)
Year ended 3-31-2013	12.57	(0.25)	2.02	1.77	—	(0.39)	(0.39)
Year ended 3-31-2012	13.56	(0.28)	(0.21)	(0.49)	—	(0.50)	(0.50)
Class C Shares							
Year ended 3-31-2016	16.27	(0.21)	(1.23)	(1.44)	—	(2.33)	(2.33)
Year ended 3-31-2015	16.35	(0.23)	1.33	1.10	—	(1.18)	(1.18)
Year ended 3-31-2014	14.63	(0.28)	3.60	3.32	—	(1.60)	(1.60)
Year ended 3-31-2013	13.12	(0.21)	2.11	1.90	—	(0.39)	(0.39)
Year ended 3-31-2012	14.07	(0.24)	(0.21)	(0.45)	—	(0.50)	(0.50)
Class E Shares							
Year ended 3-31-2016	18.60	(0.14)	(1.43)	(1.57)	—	(2.33)	(2.33)
Year ended 3-31-2015	18.43	(0.16)	1.51	1.35	—	(1.18)	(1.18)
Year ended 3-31-2014	16.27	(0.22)	4.03	3.81	—	(1.65)	(1.65)
Year ended 3-31-2013	14.47	(0.15)	2.34	2.19	—	(0.39)	(0.39)
Year ended 3-31-2012	15.36	(0.18)	(0.21)	(0.39)	—	(0.50)	(0.50)
Class I Shares							
Year ended 3-31-2016	22.77	(0.09)	(1.77)	(1.86)	(0.01)	(2.33)	(2.34)
Year ended 3-31-2015	22.19	(0.09)	1.85	1.76	—	(1.18)	(1.18)
Year ended 3-31-2014	19.26	(0.15)	4.80	4.65	—	(1.72)	(1.72)
Year ended 3-31-2013	16.98	(0.09)	2.76	2.67	—	(0.39)	(0.39)
Year ended 3-31-2012	17.83	(0.13)	(0.22)	(0.35)	—	(0.50)	(0.50)
Class R Shares							
Year ended 3-31-2016	18.55	(0.17)	(1.42)	(1.59)	—	(2.33)	(2.33)
Year ended 3-31-2015	18.41	(0.18)	1.50	1.32	—	(1.18)	(1.18)
Year ended 3-31-2014	16.26	(0.23)	4.02	3.79	—	(1.64)	(1.64)
Year ended 3-31-2013	14.48	(0.17)	2.34	2.17	—	(0.39)	(0.39)
Year ended 3-31-2012	15.38	(0.19)	(0.21)	(0.40)	—	(0.50)	(0.50)
Class R6 Shares							
Year ended 3-31-2016	22.79	(0.06)	(1.77)	(1.83)	(0.01)	(2.33)	(2.34)
Year ended 3-31-2015(5)	20.97	(0.02)	3.02	3.00	—	(1.18)	(1.18)
Class Y Shares							
Year ended 3-31-2016	21.88	(0.13)	(1.70)	(1.83)	—	(2.33)	(2.33)
Year ended 3-31-2015	21.42	(0.14)	1.78	1.64	—	(1.18)	(1.18)
Year ended 3-31-2014	18.66	(0.20)	4.64	4.44	—	(1.68)	(1.68)
Year ended 3-31-2013	16.50	(0.13)	2.68	2.55	—	(0.39)	(0.39)
Year ended 3-31-2012	17.38	(0.16)	(0.22)	(0.38)	—	(0.50)	(0.50)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$14.81	-8.91%	$325	1.44%	-0.80%	—%	—%	43%
Year ended 3-31-2015	18.71	8.03	384	1.43	-0.80	—	—	43
Year ended 3-31-2014	18.51	24.27	406	1.43	-1.07	—	—	45
Year ended 3-31-2013	16.33	15.70	281	1.49	-0.97	—	—	38
Year ended 3-31-2012	14.51	-1.98	241	1.50	-1.21	—	—	65
Class B Shares[4]								
Year ended 3-31-2016	11.57	-9.71	8	2.32	-1.69	—	—	43
Year ended 3-31-2015	15.28	7.07	11	2.31	-1.69	—	—	43
Year ended 3-31-2014	15.47	23.14	13	2.34	-1.99	—	—	45
Year ended 3-31-2013	13.95	14.61	11	2.49	-1.96	—	—	38
Year ended 3-31-2012	12.57	-3.07	10	2.57	-2.27	—	—	65
Class C Shares								
Year ended 3-31-2016	12.50	-9.48	166	2.07	-1.43	—	—	43
Year ended 3-31-2015	16.27	7.36	207	2.07	-1.44	—	—	43
Year ended 3-31-2014	16.35	23.43	225	2.08	-1.73	—	—	45
Year ended 3-31-2013	14.63	15.00	189	2.13	-1.61	—	—	38
Year ended 3-31-2012	13.12	-2.67	181	2.17	-1.87	—	—	65
Class E Shares								
Year ended 3-31-2016	14.70	-8.96	6	1.49	-0.86	1.73	-1.10	43
Year ended 3-31-2015	18.60	7.90	6	1.56	-0.92	1.79	-1.15	43
Year ended 3-31-2014	18.43	24.13	5	1.56	-1.21	1.87	-1.52	45
Year ended 3-31-2013	16.27	15.61	3	1.56	-1.03	2.06	-1.53	38
Year ended 3-31-2012	14.47	-2.05	3	1.56	-1.27	2.08	-1.79	65
Class I Shares								
Year ended 3-31-2016	18.57	-8.59	169	1.06	-0.43	—	—	43
Year ended 3-31-2015	22.77	8.42	214	1.06	-0.43	—	—	43
Year ended 3-31-2014	22.19	24.78	246	1.06	-0.71	—	—	45
Year ended 3-31-2013	19.26	16.13	176	1.07	-0.54	—	—	38
Year ended 3-31-2012	16.98	-1.54	119	1.07	-0.79	—	—	65
Class R Shares								
Year ended 3-31-2016	14.63	-9.10	42	1.66	-1.03	—	—	43
Year ended 3-31-2015	18.55	7.74	45	1.66	-1.02	—	—	43
Year ended 3-31-2014	18.41	23.99	42	1.66	-1.30	—	—	45
Year ended 3-31-2013	16.26	15.45	22	1.67	-1.15	—	—	38
Year ended 3-31-2012	14.48	-2.11	17	1.66	-1.37	—	—	65
Class R6 Shares								
Year ended 3-31-2016	18.62	-8.46	23	0.91	-0.28	—	—	43
Year ended 3-31-2015[5]	22.79	14.83	22	0.90[6]	-0.12[6]	—	—	43[7]
Class Y Shares								
Year ended 3-31-2016	17.72	-8.80	205	1.31	-0.67	—	—	43
Year ended 3-31-2015	21.88	8.16	262	1.30	-0.68	—	—	43
Year ended 3-31-2014	21.42	24.45	276	1.30	-0.95	—	—	45
Year ended 3-31-2013	18.66	15.87	220	1.31	-0.79	—	—	38
Year ended 3-31-2012	16.50	-1.75	207	1.32	-1.03	—	—	65

See Accompanying Notes to Financial Statements

IVY SMALL CAP VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$17.47	$(0.07)	$(0.87)	$(0.94)	$ —	$(2.15)	$(2.15)
Year ended 3-31-2015	18.32	(0.04)	0.99	0.95	—	(1.80)	(1.80)
Year ended 3-31-2014	17.23	(0.11)	3.55	3.44	(0.07)	(2.28)	(2.35)
Year ended 3-31-2013	14.96	0.02	2.82	2.84	—	(0.57)	(0.57)
Year ended 3-31-2012	18.12	0.00	(1.69)	(1.69)	(0.01)	(1.46)	(1.47)
Class B Shares[3]							
Year ended 3-31-2016	15.01	(0.19)	(0.75)	(0.94)	—	(2.15)	(2.15)
Year ended 3-31-2015	16.10	(0.18)	0.84	0.66	—	(1.75)	(1.75)
Year ended 3-31-2014	15.39	(0.25)	3.14	2.89	(0.02)	(2.16)	(2.18)
Year ended 3-31-2013	13.48	(0.13)	2.50	2.37	—	(0.46)	(0.46)
Year ended 3-31-2012	16.66	(0.15)	(1.57)	(1.72)	—	(1.46)	(1.46)
Class C Shares							
Year ended 3-31-2016	15.74	(0.16)	(0.79)	(0.95)	—	(2.15)	(2.15)
Year ended 3-31-2015	16.76	(0.14)	0.89	0.75	—	(1.77)	(1.77)
Year ended 3-31-2014	15.94	(0.21)	3.26	3.05	(0.04)	(2.19)	(2.23)
Year ended 3-31-2013	13.92	(0.08)	2.60	2.52	—	(0.50)	(0.50)
Year ended 3-31-2012	17.09	(0.10)	(1.61)	(1.71)	—	(1.46)	(1.46)
Class E Shares[4]							
Year ended 3-31-2016	17.93	(0.02)	(0.89)	(0.91)	—	(2.15)	(2.15)
Year ended 3-31-2015	18.76	0.03	1.01	1.04	—	(1.87)	(1.87)
Year ended 3-31-2014	17.59	(0.04)	3.63	3.59	(0.09)	(2.33)	(2.42)
Year ended 3-31-2013	15.25	0.10	2.85	2.95	—	(0.61)	(0.61)
Year ended 3-31-2012	18.43	0.07	(1.71)	(1.64)	(0.08)	(1.46)	(1.54)
Class I Shares							
Year ended 3-31-2016	18.49	0.00*	(0.92)	(0.92)	—	(2.15)	(2.15)
Year ended 3-31-2015	19.29	0.05	1.04	1.09	—	(1.89)	(1.89)
Year ended 3-31-2014	18.03	(0.02)	3.72	3.70	(0.10)	(2.34)	(2.44)
Year ended 3-31-2013	15.61	0.11	2.94	3.05	—	(0.63)	(0.63)
Year ended 3-31-2012	18.83	0.07	(1.73)	(1.66)	(0.10)	(1.46)	(1.56)
Class R Shares							
Year ended 3-31-2016	17.44	(0.10)	(0.86)	(0.96)	—	(2.15)	(2.15)
Year ended 3-31-2015	18.31	(0.06)	0.98	0.92	—	(1.79)	(1.79)
Year ended 3-31-2014	17.23	(0.13)	3.54	3.41	(0.07)	(2.26)	(2.33)
Year ended 3-31-2013[5]	15.24	(0.02)	2.01	1.99	—	—	—
Class R6 Shares							
Year ended 3-31-2016	18.56	0.02	(0.91)	(0.89)	—	(2.15)	(2.15)
Year ended 3-31-2015[7]	18.96	0.08	1.36	1.44	—	(1.84)	(1.84)
Class Y Shares							
Year ended 3-31-2016	18.12	(0.05)	(0.89)	(0.94)	—	(2.15)	(2.15)
Year ended 3-31-2015	18.94	(0.02)	1.04	1.02	—	(1.84)	(1.84)
Year ended 3-31-2014	17.74	(0.07)	3.66	3.59	(0.08)	(2.31)	(2.39)
Year ended 3-31-2013	15.38	0.01	2.95	2.96	—	(0.60)	(0.60)
Year ended 3-31-2012	18.58	0.04	(1.72)	(1.68)	(0.06)	(1.46)	(1.52)

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4) Class share is closed to investment.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2016	$14.38	-5.11%	$193	1.56%	-0.45%	135%
Year ended 3-31-2015	17.47	5.74	240	1.54	-0.20	106
Year ended 3-31-2014	18.32	21.10	244	1.57	-0.62	61
Year ended 3-31-2013	17.23	19.49	226	1.66	0.15	52
Year ended 3-31-2012	14.96	-8.06	209	1.67	—	50
Class B Shares[3]						
Year ended 3-31-2016	11.92	-5.99	2	2.51	-1.39	135
Year ended 3-31-2015	15.01	4.68	3	2.50	-1.17	106
Year ended 3-31-2014	16.10	19.87	4	2.58	-1.63	61
Year ended 3-31-2013	15.39	18.22	4	2.78	-0.97	52
Year ended 3-31-2012	13.48	-9.09	4	2.78	-1.09	50
Class C Shares						
Year ended 3-31-2016	12.64	-5.77	14	2.23	-1.11	135
Year ended 3-31-2015	15.74	5.02	18	2.21	-0.89	106
Year ended 3-31-2014	16.76	20.24	19	2.25	-1.30	61
Year ended 3-31-2013	15.94	18.74	16	2.35	-0.54	52
Year ended 3-31-2012	13.92	-8.80	16	2.40	-0.72	50
Class E Shares[4]						
Year ended 3-31-2016	14.87	-4.80	—*	1.22	-0.12	135
Year ended 3-31-2015	17.93	6.08	—*	1.21	0.14	106
Year ended 3-31-2014	18.76	21.56	—*	1.21	-0.26	61
Year ended 3-31-2013	17.59	20.03	—*	1.22	0.61	52
Year ended 3-31-2012	15.25	-7.68	—*	1.23	0.44	50
Class I Shares						
Year ended 3-31-2016	15.42	-4.71	25	1.12	0.00	135
Year ended 3-31-2015	18.49	6.20	29	1.10	0.26	106
Year ended 3-31-2014	19.29	21.67	26	1.10	-0.15	61
Year ended 3-31-2013	18.03	20.17	19	1.11	0.72	52
Year ended 3-31-2012	15.61	-7.59	16	1.11	0.48	50
Class R Shares						
Year ended 3-31-2016	14.33	-5.24	3	1.72	-0.66	135
Year ended 3-31-2015	17.44	5.57	2	1.70	-0.32	106
Year ended 3-31-2014	18.31	20.91	1	1.70	-0.78	61
Year ended 3-31-2013[5]	17.23	13.06	—*	1.68[6]	-0.44[6]	52[8]
Class R6 Shares						
Year ended 3-31-2016	15.52	-4.52	4	0.96	0.13	135
Year ended 3-31-2015[7]	18.56	8.17	3	0.96[6]	0.70[6]	106[9]
Class Y Shares						
Year ended 3-31-2016	15.03	-4.92	7	1.37	-0.30	135
Year ended 3-31-2015	18.12	5.93	10	1.36	-0.09	106
Year ended 3-31-2014	18.94	21.35	10	1.33	-0.39	61
Year ended 3-31-2013	17.74	19.85	7	1.41	0.05	52
Year ended 3-31-2012	15.38	-7.87	22	1.39	0.28	50

See Accompanying Notes to Financial Statements

IVY TAX-MANAGED EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$19.31	$(0.07)	$(0.20)	$(0.27)	$ —	$(0.36)	$(0.36)
Year ended 3-31-2015	16.84	(0.02)	2.86	2.84	—	(0.37)	(0.37)
Year ended 3-31-2014	14.13	(0.05)	3.23	3.18	—	(0.47)	(0.47)
Year ended 3-31-2013	13.15	0.05	0.99	1.04	(0.06)	—	(0.06)
Year ended 3-31-2012	12.15	(0.03)	1.03	1.00	—	—	—
Class B Shares(4)							
Year ended 3-31-2016	18.73	(0.20)	(0.21)	(0.41)	—	(0.29)	(0.29)
Year ended 3-31-2015	16.45	(0.14)	2.79	2.65	—	(0.37)	(0.37)
Year ended 3-31-2014	13.87	(0.14)	3.15	3.01	—	(0.43)	(0.43)
Year ended 3-31-2013	12.92	(0.03)	0.99	0.96	(0.01)	—	(0.01)
Year ended 3-31-2012	12.01	(0.10)	1.01	0.91	—	—	—
Class C Shares							
Year ended 3-31-2016	18.69	(0.21)	(0.21)	(0.42)	—	(0.29)	(0.29)
Year ended 3-31-2015	16.42	(0.15)	2.79	2.64	—	(0.37)	(0.37)
Year ended 3-31-2014	13.85	(0.15)	3.15	3.00	—	(0.43)	(0.43)
Year ended 3-31-2013	12.91	(0.03)	0.97	0.94	—	—	—
Year ended 3-31-2012	12.01	(0.11)	1.01	0.90	—	—	—
Class I Shares							
Year ended 3-31-2016	19.47	(0.03)	(0.21)	(0.24)	—	(0.40)	(0.40)
Year ended 3-31-2015	16.93	0.02	2.89	2.91	—	(0.37)	(0.37)
Year ended 3-31-2014	14.20	0.00	3.23	3.23	—	(0.50)	(0.50)
Year ended 3-31-2013	13.27	0.09	0.92	1.01	(0.08)	—	(0.08)
Year ended 3-31-2012	12.22	0.00	1.05	1.05	—	—	—
Class Y Shares							
Year ended 3-31-2016	19.34	(0.07)	(0.20)	(0.27)	—	(0.36)	(0.36)
Year ended 3-31-2015	16.86	(0.03)	2.88	2.85	—	(0.37)	(0.37)
Year ended 3-31-2014	14.15	(0.04)	3.23	3.19	—	(0.48)	(0.48)
Year ended 3-31-2013	13.16	0.05	1.00	1.05	(0.06)	—	(0.06)
Year ended 3-31-2012	12.15	(0.02)	1.03	1.01	—	—	—

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2016	$18.68	-1.51%	$107	1.22%	-0.35%	—%	—%	21%
Year ended 3-31-2015	19.31	17.00	71	1.29	-0.13	—	—	36
Year ended 3-31-2014	16.84	22.65	40	1.43	-0.30	—	—	32
Year ended 3-31-2013	14.13	7.91	24	1.14	0.34	1.63	-0.15	26
Year ended 3-31-2012	13.15	8.23	15	1.32	-0.27	1.97	-0.92	26
Class B Shares[4]								
Year ended 3-31-2016	18.03	-2.24	1	1.92	-1.06	—	—	21
Year ended 3-31-2015	18.73	16.25	1	1.95	-0.82	—	—	36
Year ended 3-31-2014	16.45	21.80	1	2.06	-0.92	—	—	32
Year ended 3-31-2013	13.87	7.41	1	1.69	-0.22	2.19	-0.72	26
Year ended 3-31-2012	12.92	7.58	1	1.90	-0.85	2.55	-1.50	26
Class C Shares								
Year ended 3-31-2016	17.98	-2.30	6	2.01	-1.13	—	—	21
Year ended 3-31-2015	18.69	16.21	2	2.01	-0.86	—	—	36
Year ended 3-31-2014	16.42	21.76	2	2.09	-0.96	—	—	32
Year ended 3-31-2013	13.85	7.28	1	1.76	-0.24	2.26	-0.74	26
Year ended 3-31-2012	12.91	7.49	1	1.97	-0.92	2.62	-1.57	26
Class I Shares								
Year ended 3-31-2016	18.83	-1.32	5	0.99	-0.14	—	—	21
Year ended 3-31-2015	19.47	17.33	4	1.04	0.10	—	—	36
Year ended 3-31-2014	16.93	22.91	1	1.15	-0.02	—	—	32
Year ended 3-31-2013	14.20	7.70	1	0.80	0.68	1.30	0.18	26
Year ended 3-31-2012	13.27	8.59	1	1.02	0.03	1.67	-0.62	26
Class Y Shares								
Year ended 3-31-2016	18.71	-1.50	1	1.22	-0.38	1.24	-0.40	21
Year ended 3-31-2015	19.34	17.04	1	1.29	-0.16	—	—	36
Year ended 3-31-2014	16.86	22.56	1	1.41	-0.27	—	—	32
Year ended 3-31-2013	14.15	8.12	1	1.02	0.39	1.51	-0.10	26
Year ended 3-31-2012	13.16	8.31	1	1.25	-0.17	1.90	-0.82	26

See Accompanying Notes to Financial Statements

IVY VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2016	$23.40	$ 0.14	$(1.14)	$(1.00)	$(0.03)	$(2.65)	$(2.68)
Year ended 3-31-2015	23.82	0.12	1.25	1.37	(0.06)	(1.73)	(1.79)
Year ended 3-31-2014	20.30	0.07	4.42	4.49	(0.04)	(0.93)	(0.97)
Year ended 3-31-2013	17.57	0.15	2.73	2.88	(0.15)	—*	(0.15)
Year ended 3-31-2012	17.93	0.13	(0.19)	(0.06)	(0.12)	(0.18)	(0.30)
Class B Shares(3)							
Year ended 3-31-2016	22.04	(0.08)	(1.06)	(1.14)	—	(2.51)	(2.51)
Year ended 3-31-2015	22.53	(0.10)	1.19	1.09	—	(1.58)	(1.58)
Year ended 3-31-2014	19.28	(0.12)	4.19	4.07	—	(0.82)	(0.82)
Year ended 3-31-2013	16.72	(0.03)	2.59	2.56	—	—*	—*
Year ended 3-31-2012	17.15	(0.07)	(0.18)	(0.25)	—	(0.18)	(0.18)
Class C Shares							
Year ended 3-31-2016	22.73	(0.01)	(1.11)	(1.12)	—	(2.54)	(2.54)
Year ended 3-31-2015	23.18	(0.05)	1.22	1.17	—	(1.62)	(1.62)
Year ended 3-31-2014	19.80	(0.09)	4.31	4.22	—	(0.84)	(0.84)
Year ended 3-31-2013	17.16	0.02	2.67	2.69	(0.05)	—*	(0.05)
Year ended 3-31-2012	17.53	0.00	(0.17)	(0.17)	(0.02)	(0.18)	(0.20)
Class E Shares(4)							
Year ended 3-31-2016	23.49	0.19	(1.14)	(0.95)	(0.04)	(2.69)	(2.73)
Year ended 3-31-2015	23.90	0.17	1.27	1.44	(0.10)	(1.75)	(1.85)
Year ended 3-31-2014	20.36	0.11	4.44	4.55	(0.09)	(0.92)	(1.01)
Year ended 3-31-2013	17.61	0.20	2.74	2.94	(0.19)	—*	(0.19)
Year ended 3-31-2012	18.03	0.18	(0.19)	(0.01)	(0.23)	(0.18)	(0.41)
Class I Shares							
Year ended 3-31-2016	23.50	0.20	(1.13)	(0.93)	(0.05)	(2.71)	(2.76)
Year ended 3-31-2015	23.90	0.19	1.28	1.47	(0.11)	(1.76)	(1.87)
Year ended 3-31-2014	20.36	0.14	4.44	4.58	(0.11)	(0.93)	(1.04)
Year ended 3-31-2013	17.61	0.22	2.74	2.96	(0.21)	—*	(0.21)
Year ended 3-31-2012	18.05	0.21	(0.20)	0.01	(0.27)	(0.18)	(0.45)
Class R Shares							
Year ended 3-31-2016	23.37	0.08	(1.13)	(1.05)	(0.01)	(2.61)	(2.62)
Year ended 3-31-2015	23.79	0.05	1.26	1.31	(0.01)	(1.72)	(1.73)
Year ended 3-31-2014	20.28	0.01	4.41	4.42	(0.01)	(0.90)	(0.91)
Year ended 3-31-2013(5)	18.17	0.04	2.07	2.11	—	—	—
Class R6 Shares							
Year ended 3-31-2016	23.56	0.25	(1.15)	(0.90)	(0.06)	(2.73)	(2.79)
Year ended 3-31-2015(7)	24.96	0.18	0.25	0.43	(0.10)	(1.73)	(1.83)
Class Y Shares							
Year ended 3-31-2016	23.45	0.15	(1.13)	(0.98)	(0.03)	(2.67)	(2.70)
Year ended 3-31-2015	23.86	0.14	1.26	1.40	(0.07)	(1.74)	(1.81)
Year ended 3-31-2014	20.33	0.09	4.43	4.52	(0.06)	(0.93)	(0.99)
Year ended 3-31-2013	17.59	0.17	2.75	2.92	(0.18)	—*	(0.18)
Year ended 3-31-2012	17.99	0.14	(0.17)	(0.03)	(0.19)	(0.18)	(0.37)

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4) Class share is closed to investment.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2016	$19.72	-4.60%	$247	1.30%	0.61%	55%
Year ended 3-31-2015	23.40	5.71	295	1.27	0.48	82
Year ended 3-31-2014	23.82	22.44	248	1.31	0.30	58
Year ended 3-31-2013	20.30	16.59	156	1.43	0.82	57
Year ended 3-31-2012	17.57	-0.13	106	1.53	0.77	54
Class B Shares[3]						
Year ended 3-31-2016	18.39	-5.54	3	2.27	-0.38	55
Year ended 3-31-2015	22.04	4.80	4	2.18	-0.43	82
Year ended 3-31-2014	22.53	21.35	6	2.17	-0.57	58
Year ended 3-31-2013	19.28	15.40	5	2.43	-0.16	57
Year ended 3-31-2012	16.72	-1.34	3	2.78	-0.47	54
Class C Shares						
Year ended 3-31-2016	19.07	-5.25	18	1.98	-0.06	55
Year ended 3-31-2015	22.73	5.00	22	1.97	-0.22	82
Year ended 3-31-2014	23.18	21.64	14	2.01	-0.41	58
Year ended 3-31-2013	19.80	15.77	9	2.13	0.12	57
Year ended 3-31-2012	17.16	-0.85	8	2.25	0.02	54
Class E Shares[4]						
Year ended 3-31-2016	19.81	-4.34	—*	1.06	0.86	55
Year ended 3-31-2015	23.49	5.98	—*	1.05	0.70	82
Year ended 3-31-2014	23.90	22.73	—*	1.09	0.51	58
Year ended 3-31-2013	20.36	16.93	—*	1.14	1.11	57
Year ended 3-31-2012	17.61	0.26	—*	1.18	1.08	54
Class I Shares						
Year ended 3-31-2016	19.81	-4.28	7	0.97	0.90	55
Year ended 3-31-2015	23.50	6.13	15	0.94	0.79	82
Year ended 3-31-2014	23.90	22.85	5	0.99	0.63	58
Year ended 3-31-2013	20.36	17.03	4	1.02	1.21	57
Year ended 3-31-2012	17.61	0.38	3	1.06	1.25	54
Class R Shares						
Year ended 3-31-2016	19.70	-4.82	—*	1.56	0.36	55
Year ended 3-31-2015	23.37	5.45	—*	1.54	0.21	82
Year ended 3-31-2014	23.79	22.13	1	1.57	0.03	58
Year ended 3-31-2013[5]	20.28	11.61	—*	1.55[6]	0.73[6]	57[8]
Class R6 Shares						
Year ended 3-31-2016	19.87	-4.12	2	0.81	1.14	55
Year ended 3-31-2015[7]	23.56	1.72	1	0.79[6]	1.11[6]	82[9]
Class Y Shares						
Year ended 3-31-2016	19.77	-4.51	2	1.22	0.65	55
Year ended 3-31-2015	23.45	5.84	3	1.20	0.58	82
Year ended 3-31-2014	23.86	22.56	2	1.22	0.40	58
Year ended 3-31-2013	20.33	16.78	2	1.27	0.97	57
Year ended 3-31-2012	17.59	0.09	2	1.31	0.86	54

See Accompanying Notes to Financial Statements

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Bond Fund, Ivy Core Equity Fund, Ivy Cundill Global Value Fund, Ivy Dividend Opportunities Fund, Ivy Emerging Markets Equity Fund, Ivy European Opportunities Fund, Ivy Global Bond Fund, Ivy Global Equity Income Fund, Ivy Global Growth Fund, Ivy Global Income Allocation Fund, Ivy High Income Fund, Ivy International Core Equity Fund, Ivy Large Cap Growth Fund, Ivy Limited-Term Bond Fund, Ivy Managed International Opportunities Fund, Ivy Micro Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Mid Cap Income Opportunities Fund, Ivy Money Market Fund, Ivy Municipal Bond Fund, Ivy Municipal High Income Fund, Ivy Small Cap Growth Fund, Ivy Small Cap Value Fund, Ivy Tax-Managed Equity Fund and Ivy Value Fund (each, a "Fund") are 25 series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A and Class C shares. Each fund (excluding Ivy Mid Cap Income Opportunities Fund) offers Class B shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Class C shares are not available for direct investment in the Ivy Money Market Fund. Class C shares of Ivy Money Market Fund will continue to be available for dividend reinvestment and exchanges from Class C shares of another fund within Ivy Funds. Certain Funds may also offer Class E, Class I, Class R, Class R6 and/or Class Y shares. Class E shares are closed for all investments in the Ivy Emerging Markets Equity Fund, Ivy European Opportunities Fund, Ivy Global Growth Fund, Ivy Managed International Opportunities Fund, Ivy Small Cap Value Fund and Ivy Value Fund. Class A and Class E shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class R, Class R6 and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares and Class R6 shares are not included in the plan. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, London Interbank Offered Rate ("LIBOR") rates or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and/or interest.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

New Rule Issuance. In July 2014, the SEC issued *Final Rule Release No. 33-9616, Money Market Fund Reform; Amendments to Form PF,* which amends the rules governing money market funds. The final amendments impose different implementation dates for the changes that certain money market funds will need to make. Management is currently evaluating the implication of these amendments and their impact of the Final Rule to the Funds' financial statements and related disclosures.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Investments in Ivy Money Market Fund are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium. Short-term securities with maturities of 60 days or less held in all Funds (with the exception of Ivy Money Market Fund) are valued based on quotes that are obtained from an independent pricing service authorized by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.
- Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.
- Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of March 31, 2016, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Ivy Cundill Global Value Fund, Ivy Emerging Markets Equity Fund, Ivy European Opportunities Fund, Ivy Global Bond Fund, Ivy Global Equity Income Fund, Ivy Global Growth Fund, Ivy Global Income Allocation Fund, Ivy High Income Fund and Ivy International Core Equity Fund enter into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Ivy Bond Fund, Ivy Emerging Markets Equity Fund, Ivy Global Bond Fund and Ivy Municipal High Income Fund invest in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk), changes in the value of equity securities (equity risk) or foreign currencies (foreign currency exchange rate risk).

Option Contracts. Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument. Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Ivy Dividend Opportunities Fund, Ivy Emerging Markets Equity Fund, Ivy Global Income Allocation Fund, Ivy International Core Equity Fund, Ivy Mid Cap Growth Fund, Ivy Small Cap Growth Fund and Ivy Value Fund may purchase and write call and put options to increase or decrease hedging exposure to underlying instruments (which may include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

Swap Agreements. Certain Funds may invest in swap agreements. Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Payments received or made by the Fund are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. A liquidation payment received or made at the termination or maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

Total return swaps involve a commitment to pay or receive periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Ivy Emerging Markets Equity Fund, Ivy High Income Fund and Ivy Small Cap Growth Fund enter into total return swaps to hedge exposure to a security or market.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of March 31, 2016:

Assets

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Ivy Cundill Global Value Fund							
Unrealized appreciation on forward foreign currency contracts	$ 54	$—	$ 54	$ (54)	$ —	$ —	$ —
Ivy Emerging Markets Equity Fund							
Investments in unaffiliated securities at value*	$3,257	$—	$3,257	$(1,006)	$(2,085)	$ —	$166
Unrealized appreciation on forward foreign currency contracts	1,323	—	1,323	—	(115)	(750)	458
Total	$4,580	$—	$4,580	$(1,006)	$(2,200)	$(750)	$624
Ivy European Opportunities Fund							
Unrealized appreciation on forward foreign currency contracts	$ 158	$—	$ 158	$ —	$ (27)	$ —	$131
Ivy Global Bond Fund							
Unrealized appreciation on forward foreign currency contracts	$ 16	$—	$ 16	$ —	$ —	$ —	$ 16
Ivy Global Equity Income Fund							
Unrealized appreciation on forward foreign currency contracts	$ 198	$—	$ 198	$ —	$ (34)	$ —	$164
Ivy Global Income Allocation Fund							
Investments in unaffiliated securities at value*	$1,226	$—	$1,226	$ (186)	$ (798)	$ —	$242
Unrealized appreciation on forward foreign currency contracts	166	—	166	(166)	—	—	—
Total	$1,392	$—	$1,392	$ (352)	$ (798)	$ —	$242
Ivy High Income Fund							
Unrealized appreciation on forward foreign currency contracts(1)	$1,077	$—	$1,077	$ (382)	$ —	$(510)	$185
Unrealized appreciation on swap agreements	102	—	102	—	—	—	102
Total	$1,179	$—	$1,179	$ (382)	$ —	$(510)	$287
Ivy Mid Cap Growth Fund							
Investments in unaffiliated securities at value*	$ 180	$—	$ 180	$ —	$ —	$(131)	$ 49

** Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.*

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

Liabilities

Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities: Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
Ivy Cundill Global Value Fund							
Unrealized depreciation on forward foreign currency contracts	$1,725	$—	$1,725	$ (54)	$(1,614)	$ —	$ 57
Ivy Emerging Markets Equity Fund							
Written Options at value	$3,056	$—	$3,056	$(1,006)	$ —	$(2,000)	$ 50
Unrealized depreciation on forward foreign currency contracts	926	—	926	—	—	(710)	216
Total	$3,982	$—	$3,982	$(1,006)	$ —	$(2,710)	$ 266
Ivy European Opportunities Fund							
Unrealized depreciation on forward foreign currency contracts	$ 131	$—	$ 131	$ —	$ —	$ —	$ 131
Ivy Global Equity Income Fund							
Unrealized depreciation on forward foreign currency contracts	$ 277	$—	$ 277	$ —	$ —	$ —	$ 277
Ivy Global Income Allocation Fund							
Written Options at value	$ 186	$—	$ 186	$ (186)	$ —	$ —	$ —
Unrealized depreciation on forward foreign currency contracts	254	—	254	(166)	—	—	88
Total	$ 440	$—	$ 440	$ (352)	$ —	$ —	$ 88
Ivy High Income Fund							
Unrealized depreciation on forward foreign currency contracts(1)	$4,870	$—	$4,870	$ (382)	$ —	$(4,380)	$ 108
Ivy International Core Equity Fund							
Written Options at value	$ 281	$—	$ 281	$ —	$ (281)	$ —	$ —
Unrealized depreciation on forward foreign currency contracts	1,876	—	1,876	—	(404)	—	1,472
Total	$2,157	$—	$2,157	$ —	$ (685)	$ —	$1,472
Ivy Mid Cap Growth Fund							
Written Options at value	$9,166	$—	$9,166	$ —	$(9,166)	$ —	$ —
Ivy Small Cap Growth Fund							
Unrealized depreciation on swap agreements	$ 865	$—	$ 865	$ —	$ (865)	$ —	$ —

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities purchased payable.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of March 31, 2016:

		Assets		Liabilities	
Fund	Type of Risk Exposure	Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Ivy Bond Fund	Interest rate	Unrealized appreciation on futures contracts*	$ 101		—
Ivy Cundill Global Value Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	54	Unrealized depreciation on forward foreign currency contracts	$1,725
Ivy Emerging Markets Equity Fund	Equity	Investments in unaffiliated securities at value**	3,257	Written options at value	3,056
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	1,323	Unrealized depreciation on forward foreign currency contracts	926
Ivy European Opportunities Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	158	Unrealized depreciation on forward foreign currency contracts	131
Ivy Global Bond Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	16		—
Ivy Global Equity Income Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	198	Unrealized depreciation on forward foreign currency contracts	277
Ivy Global Income Allocation Fund	Equity	Investments in unaffiliated securities at value**	1,226	Written options at value	186
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	166	Unrealized depreciation on forward foreign currency contracts	254
Ivy High Income Fund	Equity	Unrealized appreciation on swap agreements	102		—
	Foreign currency		—	Unrealized depreciation on forward foreign currency contracts	72
Ivy International Core Equity Fund	Equity		—	Written options at value	281
	Foreign currency		—	Unrealized depreciation on forward foreign currency contracts	1,876
Ivy Mid Cap Growth Fund	Equity	Investments in unaffiliated securities at value**	234	Written options at value	9,166
Ivy Small Cap Growth Fund	Equity		—	Unrealized depreciation on swap agreements	865
Ivy Value Fund	Equity		—	Written options at value	1,521

** The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of year ended March 31, 2016.*

*** Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended March 31, 2016:

		Net realized gain (loss) on:					
Fund	**Type of Risk Exposure**	**Investments in unaffiliated securities***	**Swap agreements**	**Futures contracts**	**Written options**	**Forward foreign currency contracts**	**Total**
Ivy Bond Fund	Interest rate	$ —	$ —	$(1,339)	$ —	$ —	$ (1,339)
Ivy Cundill Global Value Fund	Foreign currency	—	—	—	—	1,070	1,070
Ivy Dividend Opportunities Fund	Equity	—	—	—	109	—	109
Ivy Emerging Markets Equity Fund	Equity	303	1,049	646	(3,409)	—	(1,411)
	Foreign currency	—	—	—	—	1,498	1,498
Ivy European Opportunities Fund	Foreign currency	—	—	—	—	(3,219)	(3,219)
Ivy Global Bond Fund	Foreign currency	—	—	—	—	19	19
	Interest rate	—	—	(254)	—	—	(254)
Ivy Global Equity Income Fund	Foreign currency	—	—	—	—	(3,692)	(3,692)
Ivy Global Growth Fund	Foreign currency	—	—	—	—	(4,267)	(4,267)
Ivy Global Income Allocation Fund	Equity	889	—	—	527	—	1,416
	Foreign currency	—	—	—	—	(502)	(502)
Ivy High Income Fund	Equity	—	(3,094)	—	—	—	(3,094)
	Foreign currency	—	—	—	—	(1,003)	(1,003)
Ivy International Core Equity Fund	Foreign currency	—	—	—	—	(6,504)	(6,504)
Ivy Mid Cap Growth Fund	Equity	9,318	—	—	(3,716)	—	(5,602)
Ivy Municipal High Income Fund	Interest rate	—	—	780	—	—	780
Ivy Small Cap Growth Fund	Equity	(173)	(13,241)	—	318	—	(13,096)
Ivy Value Fund	Equity	(12)	—	—	(37)	—	(49)

** Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended March 31, 2016:

		Net change in unrealized appreciation (depreciation) on:					
Fund	**Type of Risk Exposure**	**Investments in unaffiliated securities***	**Swap agreements**	**Futures contracts**	**Written options**	**Forward foreign currency contracts**	**Total**
Ivy Bond Fund	Interest rate	$ —	$ —	$ 468	$ —	$ —	$ 468
Ivy Cundill Global Value Fund	Foreign currency	—	—	—	—	(3,231)	(3,231)
Ivy Dividend Opportunities Fund	Equity	—	—	—	(57)	—	(57)
Ivy Emerging Markets Equity Fund	Equity	1,098	49	—	1,041	—	2,188
	Foreign currency	—	—	—	—	397	397
Ivy European Opportunities Fund	Foreign currency	—	—	—	—	(446)	(446)
Ivy Global Bond Fund	Foreign currency	—	—	—	—	(49)	(49)
	Interest rate	—	—	(166)	—	—	(166)
Ivy Global Equity Income Fund	Foreign currency	—	—	—	—	(598)	(598)
Ivy Global Growth Fund	Foreign currency	—	—	—	—	(317)	(317)
Ivy Global Income Allocation Fund	Equity	490	—	—	95	—	585
	Foreign currency	—	—	—	—	(344)	(344)
Ivy High Income Fund	Equity	—	102	—	—	—	102
	Foreign currency	—	—	—	—	(1,005)	(1,005)
Ivy International Core Equity Fund	Equity	—	—	—	(126)	—	(126)
	Foreign currency	—	—	—	—	2,893	2,893
Ivy Mid Cap Growth Fund	Equity	(6,276)	—	—	(193)	—	(6,469)
Ivy Small Cap Growth Fund	Equity	—	(846)	—	—	—	(846)
Ivy Value Fund	Equity	—	—	—	(372)	—	(372)

** Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

During the year ended March 31, 2016, the average derivative volume was as follows:

Fund	Forward foreign currency contracts(1)	Long futures contracts(1)	Short futures contracts(1)	Swap agreements(2)	Purchased options(1)	Written options(1)
Ivy Bond Fund	$ —	$1,610	$31,480	$ —	$ —	$ —
Ivy Cundill Global Value Fund	602	—	—	—	—	—
Ivy Dividend Opportunities Fund	—	—	—	—	—	4
Ivy Emerging Markets Equity Fund	2	—	—	2,259	1,173	3,408
Ivy European Opportunities Fund	187	—	—	—	—	—
Ivy Global Bond Fund	5	1,935	—	—	—	—
Ivy Global Equity Income Fund.	302	—	—	—	—	—
Ivy Global Growth Fund	210	—	—	—	—	—
Ivy Global Income Allocation Fund	363	—	—	—	253	95
Ivy High Income Fund	194	—	—	12,860	—	—
Ivy International Core Equity Fund	2,574	—	—	—	—	22
Ivy Mid Cap Growth Fund	—	—	—	—	1,470	6,936
Ivy Municipal High Income Fund	—	—	3,934	—	—	—
Ivy Small Cap Growth Fund	—	—	—	22,504	—	—
Ivy Value Fund	—	—	—	—	—	425

(1) Average value outstanding during the period.

(2) Average notional amount outstanding during the period.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Fund	Outstanding at 3-31-15	Options written	Options closed	Options exercised	Options expired	Outstanding at 3-31-16
Ivy Dividend Opportunities Fund						
Number of Contracts	792	—	—	—	(792)	N/A
Premium Received	$ 109	$ —	$ —	$ —	$ (109)	N/A
Ivy Emerging Markets Equity Fund						
Number of Contracts	17,484	207,344	(123,150)	(20,000)	(47,641)	34,037
Premium Received	$ 1,784	$ 21,173	$ (13,356)	$ (180)	$ (4,875)	$ 4,546
Ivy Global Income Allocation Fund						
Number of Contracts	7,640	4,900	(2,820)	—	(4,820)	4,900
Premium Received	$ 592	$ 523	$ (214)	$ —	$ (378)	$ 523
Ivy International Core Equity Fund						
Number of Contracts	N/A	876,000	—	—	—	876,000
Premium Received	N/A	$ 155	$ —	$ —	$ —	$ 155
Ivy Mid Cap Growth Fund						
Number of Contracts	11,279	81,643	(61,909)	(9,900)	(18,020)	3,093
Premium Received	$ 2,039	$ 64,527	$ (53,688)	$ (893)	$ (3,003)	$ 8,982
Ivy Small Cap Growth Fund						
Number of Contracts	N/A	4,806	(4,806)	—	—	N/A
Premium Received	N/A	$ 490	$ (490)	$ —	$ —	N/A
Ivy Value Fund						
Number of Contracts	9,709	19,053	(6,643)	(2,432)	(16,334)	3,353
Premium Received	$ 277	$ 2,864	$ (759)	$ (337)	$ (1,044)	$ 1,001

6. BASIS FOR CONSOLIDATION OF THE IVY EMERGING MARKETS EQUITY FUND

Ivy EME, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Ivy Emerging Markets Equity Fund (referred to as "the Fund" in this subsection). The Subsidiary acts as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI. The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund and its Subsidiary. The consolidated financial statements include the accounts of the Fund and its Subsidiary. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and its Subsidiary comprising the entire issued share capital of the Subsidiary with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary.

See the table below for details regarding the structure, incorporation and relationship as of March 31, 2016 of the Subsidiary to the Fund (amounts in thousands).

Subsidiary	Date of Incorporation	Subscription Agreement	Fund Net Assets	Subsidiary Net Assets	Percentage of Fund Net Assets
Ivy EME, Ltd.	1-31-13	4-10-13	$533,902	$354	0.07%

7. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $250M	$250 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	$6,000 to $10,000M	$10,000 to $15,000M	$15,000 to $20,000M	Over $20,000M
Ivy Bond Fund	0.525%	0.525%	0.500%	0.450%	0.400%	0.400%	0.400%	0.395%	0.395%	0.390%	0.390%	0.390%
Ivy Core Equity Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.525	0.500	0.490	0.490	0.490
Ivy Cundill Global Value Fund	1.000	1.000	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.700	0.700	0.700
Ivy Dividend Opportunities Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.540	0.540	0.530	0.530	0.530
Ivy Emerging Markets Equity Fund	1.000	1.000	0.850	0.830	0.830	0.800	0.760	0.755	0.755	0.750	0.750	0.750
Ivy European Opportunities Fund	0.900	0.850	0.750	0.750	0.750	0.740	0.740	0.720	0.720	0.710	0.710	0.710
Ivy Global Bond Fund	0.625	0.625	0.600	0.550	0.500	0.500	0.500	0.490	0.490	0.480	0.480	0.480
Ivy Global Equity Income Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.545	0.545	0.540	0.540	0.540
Ivy Global Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.700	0.695	0.695	0.690	0.690	0.690
Ivy Global Income Allocation Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.545	0.545	0.540	0.540	0.540
Ivy High Income Fund	0.625	0.625	0.600	0.550	0.500	0.500	0.500	0.500	0.500	0.490	0.490	0.480
Ivy International Core Equity Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.700	0.690	0.690	0.680	0.680	0.680
Ivy Large Cap Growth Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.545	0.545	0.540	0.540	0.540
Ivy Limited-Term Bond Fund	0.500	0.500	0.450	0.400	0.350	0.350	0.350	0.340	0.340	0.330	0.330	0.330
Ivy Managed International Opportunities Fund	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050
Ivy Micro Cap Growth Fund	0.950	0.950	0.950	0.930	0.930	0.900	0.860	0.830	0.830	0.800	0.800	0.800
Ivy Mid Cap Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.700	0.670	0.670
Ivy Mid Cap Income Opportunities Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.700	0.670	0.670
Ivy Money Market Fund	0.350	0.350	0.350	0.300	0.300	0.300	0.300	0.300	0.300	0.300	0.300	0.300
Ivy Municipal Bond Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.395	0.395	0.390	0.385	0.385
Ivy Municipal High Income Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.395	0.395	0.390	0.385	0.385
Ivy Small Cap Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.720	0.720	0.720
Ivy Small Cap Value Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.720	0.720	0.720
Ivy Tax-Managed Equity Fund	0.650	0.650	0.650	0.600	0.600	0.550	0.500	0.495	0.495	0.490	0.490	0.490
Ivy Value Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.545	0.545	0.540	0.540	0.540

For the period from May 18, 2009 to September 30, 2016, IICO voluntarily agreed to reduce the management fee paid to 0.485%, on an annual basis, of net assets for any day that Ivy Municipal High Income Fund's net assets are below $500 million.

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the year ended March 31, 2016.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Mackenzie Financial Corporation ("Mackenzie"), Mackenzie serves as subadviser to Ivy Cundill Global Value Fund. Under an agreement between IICO and Advantus Capital Management, Inc. ("Advantus"), Advantus serves as subadviser to Ivy Bond Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadvisers.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund, other than Ivy Managed International Opportunities Fund, pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Under the Accounting and Administrative Services Agreement for the Ivy Managed International Opportunities Fund, the Fund pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.000	$5.748	$11.550	$17.748	$24.198	$31.602	$41.250	$48.150	$60.798	$74.250

In addition, for each class of shares in excess of one, the Ivy Managed International Opportunities Fund pays WISC a monthly per-class fee equal to 1.25% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. Ivy Money Market Fund pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Ivy Limited-Term Bond Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. Effective June 6, 2011 for Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. Prior to June 6, 2011 the fee was 0.20 of 1%. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class R6 shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund, other than Ivy Money Market Fund, may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. ("IFDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the year ended March 31, 2016, IFDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC				Commissions Paid(1)
		Class A	Class B	Class C	Class E	
Ivy Bond Fund	$ 280	$ 4	$ 9	$ 3	$ —	$ 239
Ivy Core Equity Fund	379	2	7	9	—	324
Ivy Cundill Global Value Fund	74	—*	1	—*	—	71
Ivy Dividend Opportunities Fund	135	—*	22	4	—	110
Ivy Emerging Markets Equity Fund	261	1	11	6	—	330
Ivy European Opportunities Fund	110	6	—*	4	—	116
Ivy Global Bond Fund	41	10	11	2	N/A	46
Ivy Global Equity Income Fund	120	1	—*	1	N/A	126
Ivy Global Growth Fund	112	—*	6	1	—	113
Ivy Global Income Allocation Fund	258	3	4	6	—	232
Ivy High Income Fund	1,288	24	257	176	—	1,864
Ivy International Core Equity Fund	801	2	10	51	—	1,707
Ivy Large Cap Growth Fund	841	4	12	11	—	831
Ivy Limited-Term Bond Fund	1,072	43	37	18	—	1,072
Ivy Managed International Opportunities Fund	95	—*	2	—*	—	81
Ivy Micro Cap Growth Fund	140	—*	2	2	N/A	126
Ivy Mid Cap Growth Fund	372	4	35	29	—	587
Ivy Mid Cap Income Opportunities Fund	75	—*	N/A	1	—	73
Ivy Money Market Fund	—	12	13	15	—	—
Ivy Municipal Bond Fund	56	1	5	3	N/A	62
Ivy Municipal High Income Fund	183	8	23	20	N/A	303
Ivy Small Cap Growth Fund	237	1	7	5	—	262
Ivy Small Cap Value Fund	89	1	2	2	—	90
Ivy Tax-Managed Equity Fund	84	3	9	1	N/A	96
Ivy Value Fund	70	17	8	2	—	57

** Not shown due to rounding.*

(1) IFDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. Fund and class expense limitations and related waivers/reimbursements for the year ended March 31, 2016 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Bond Fund	Class E	Contractual	1-31-2011	7-31-2016	1.05%(1)	$ 9	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Core Equity Fund	Class A	Contractual	1-11-2013	7-31-2016	1.15%	$158	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2016	1.25%(1)	$ 14	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	1-11-2013	7-31-2016	0.84%	$127	Shareholder Servicing
	Class Y	Contractual	1-11-2013	7-31-2016	0.84%	$358	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Cundill Global Value Fund	All Classes	Contractual	12-3-2012	7-31-2016	N/A	$369[2]	Investment Management Fee
	All Classes	Voluntary	N/A	N/A	Reduction of Investment Management Fee	$ 19[3]	Investment Management Fee
	Class E	Contractual	8-1-2008	7-31-2016	1.45%[1]	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Dividend Opportunities Fund	Class E	Contractual	8-1-2008	7-31-2016	1.23%[1]	$ 15	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Emerging Markets Equity Fund	Class A	Contractual	3-17-2014	7-31-2016	1.50%	$668	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	3-17-2014	7-31-2016	2.50%	$ 12	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	3-17-2014	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy European Opportunities Fund	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Global Bond Fund	All Classes	Contractual	6-2-2008	7-31-2016	N/A	$ 2[4]	Investment Management Fee
	Class A	Contractual	6-2-2008	7-31-2016	0.99%	$450	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-2-2008	7-31-2016	1.74%	$ 15	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	6-2-2008	7-31-2016	1.74%	$ 44	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-2-2008	7-31-2016	0.74%	$ 63	Shareholder Servicing
	Class Y	Contractual	6-2-2008	7-31-2016	0.99%	$ 6	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Global Equity Income Fund	Class A	Contractual	6-4-2012	7-31-2016	1.30%	$150	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-4-2012	7-31-2016	0.94%	$ 1	Shareholder Servicing
	Class Y	Contractual	6-4-2012	7-31-2016	1.19%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	6-4-2012	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Global Growth Fund	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Global Income Allocation Fund	Class E	Contractual	6-4-2012	7-31-2016	1.33%	$ 8	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	6-4-2012	7-31-2016	1.17%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy High Income Fund	Class E	Contractual	8-1-2008	7-31-2016	1.20%(1)	$ 6	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ 31	12b-1 Fees and/or Shareholder Servicing
Ivy International Core Equity Fund	Class E	Contractual	8-1-2008	7-31-2016	1.40%(1)	$ 13	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Large Cap Growth Fund	Class A	Contractual	6-1-2006	7-31-2016	1.15%	$158	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2016	1.15%	$ 21	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-13-2011	7-31-2016	0.88%	$ —	N/A
	Class Y	Contractual	6-1-2006	7-31-2016	1.06%	$ 71	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Limited-Term Bond Fund	Class E	Contractual	8-1-2010	7-31-2016	1.00%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ 2	12b-1 Fees and/or Shareholder Servicing
Ivy Managed International Opportunities Fund	Class A	Contractual	3-17-2014	7-31-2016	0.49%	$ —	N/A
	Class B	Contractual	3-17-2014	7-31-2016	1.40%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	3-17-2014	7-31-2016	1.29%	$ —	N/A
	Class E	Contractual	3-17-2014	7-31-2016	0.39%	$ —	N/A
	Class I	Contractual	3-17-2014	7-31-2016	0.16%	$ —	N/A
	Class R	Contractual	3-17-2014	7-31-2016	0.72%	$ —	N/A
	Class Y	Contractual	3-17-2014	7-31-2016	0.38%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	3-17-2014	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Micro Cap Growth Fund	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Mid Cap Growth Fund	Class A	Contractual	8-1-2014	7-31-2016	1.31%	$ —	N/A
	Class E	Contractual	8-1-2008	7-31-2016	1.30%(1)	$ 17	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Mid Cap Income Opportunities Fund	All Classes	Contractual	10-1-2014	7-31-2016	N/A	$ 80(4)	Investment Management Fee
	Class A	Contractual	10-1-2014	7-31-2016	1.35%	$122	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2014	7-31-2016	2.07%	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	10-1-2014	7-31-2016	1.30%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	10-1-2014	7-31-2016	1.05%	$ 12	Shareholder Servicing
	Class R	Contractual	10-1-2014	7-31-2016	1.80%	$ *	12b-1 Fees and/or Shareholder Servicing
	Class R6	Contractual	10-1-2014	7-31-2016	1.05%	$ *	Shareholder Servicing
	Class Y	Contractual	10-1-2014	7-31-2016	1.35%	$ 5	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	10-1-2014	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Money Market Fund	Class A	Voluntary	N/A	N/A	To maintain minimum yield(5)	$432	12b-1 Fees and/or Shareholder Servicing
	Class B	Voluntary	N/A	N/A	To maintain minimum yield(5)	$ 73	12b-1 Fees and/or Shareholder Servicing
	Class C	Voluntary	N/A	N/A	To maintain minimum yield(5)	$499	12b-1 Fees and/or Shareholder Servicing
	Class E	Voluntary	N/A	N/A	To maintain minimum yield(5)	$ 23	12b-1 Fees and/or Shareholder Servicing
Ivy Municipal Bond Fund	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —*	12b-1 Fees and/or Shareholder Servicing
Ivy Municipal High Income Fund	All Classes	Voluntary	N/A	N/A	Reduction of Investment Management Fee	$200	Investment Management Fee
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ 14	12b-1 Fees and/or Shareholder Servicing
Ivy Small Cap Growth Fund	Class E	Contractual	8-1-2008	7-31-2016	1.45%(1)	$ 14	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Small Cap Value Fund	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A
Ivy Tax-Managed Equity Fund	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —*	12b-1 Fees and/or Shareholder Servicing
Ivy Value Fund	Class Y	Contractual	8-1-2011	7-31-2016	Not to exceed Class A	$ —	N/A

** Not shown due to rounding.*

(1) Reflects the lower contractual expense limit which went into effect 8-1-2015.

(2) The Fund's management fee is being reduced by 0.14% of average daily net assets.

(3) The Fund's management fee is being reduced by 0.02% of average daily net assets.

(4) Due to Class A, Class B, Class C, Class E, Class I, Class R, Class R6, and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(5) Minimum yield was 0.02% throughout the period of this report.

Any amounts due to the Funds as a reimbursement but not paid as of March 31, 2016 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

8. RELATED PARTY TRANSACTIONS

Certain Funds are permitted to purchase or sell securities from or to certain affiliated funds under specified conditions outlined in procedures adopted by the Board. The procedures have been designed to ensure that any purchase or sale of securities by the Funds from or to another fund or portfolio that are, or could be, considered an affiliate by virtue of having a common investment adviser (or affiliated investment advisers), common Trustees and/or common officers complies with Rule 17a-7 of the Act. Further, as defined under the procedures, each transaction is effected at the current market price. During the year ended March 31, 2016, the Funds below engaged in purchases and sales of securities pursuant to Rule 17a-7 of the Act (amounts in thousands):

Fund	Purchases	Sales
Ivy European Opportunities Fund	$ 261	$ —
Ivy Global Income Allocation Fund	5,000	—
Ivy High Income Fund	—	256,587
Ivy International Core Equity Fund	23,092	215
Ivy Municipal Bond Fund	2,067	—

9. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Waddell & Reed Advisors Funds, Ivy Funds Variable Insurance Portfolios and InvestEd Portfolios; referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended March 31, 2016.

10. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended March 31, 2016 follows:

Fund	3-31-15 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	3-31-16 Share Balance	3-31-16 Value
Ivy High Income Fund							
Maritime Finance Co. Ltd[2]	1,750	$ —	$ —	$ —	$ —	1,750	$ 16,887
Ivy Municipal High Income Fund							
1155 Island Avenue LLC[2]	6,578	$ —	$ —	$ —	$ —	6,578	$ 1,250

	3-31-15 Principal Balance				Interest Received	3-31-16 Principal Balance	
1155 Island Avenue LLC, 10.000%, 12-11-24	$ —	$ 395	$ —	$ —	$ 8	$ 395	$ 395
1155 Island Avenue LLC, 10.000%, 12-11-24	2,960	—	—	—	296	2,960	2,960
				$ —	$ 304		$ 4,605

	3-31-15 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	3-31-16 Share Balance	3-31-16 Value
Ivy Managed International Opportunities Fund							
Ivy Emerging Markets Equity Fund, Class I	5,869	$ 1,320	$54,940	$19,218	$ 196	1,397	$ 19,499
Ivy European Opportunities Fund, Class I	761	24,302	4,444	(177)	275	1,435	38,032
Ivy Global Growth Fund, Class I	1,114	16,038	8,905	709	113	1,276	50,815
Ivy Global Income Allocation Fund, Class I	1,507	14,212	3,800	(267)	1,264	2,201	30,990
Ivy International Core Equity Fund, Class I	2,682	24,589	7,810	(840)	718	3,620	58,177
				$18,643	$2,566		$197,513

(1) Included in Realized Gain/Loss, if applicable, are distributions from the capital gains from the underlying securities.

(2) No dividends were paid during the preceding 12 months.

11. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended March 31, 2016, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Bond Fund	$1,277,350	$ 345,595	$1,219,806	$ 333,205
Ivy Core Equity Fund	—	729,167	—	687,122
Ivy Cundill Global Value Fund	—	45,062	—	75,035
Ivy Dividend Opportunities Fund	—	160,164	—	199,745
Ivy Emerging Markets Equity Fund	—	511,487	—	553,172
Ivy European Opportunities Fund	—	258,158	—	200,423
Ivy Global Bond Fund	1,852	28,668	43,109	66,782
Ivy Global Equity Income Fund	—	235,878	—	210,711
Ivy Global Growth Fund	—	247,416	—	270,676
Ivy Global Income Allocation Fund	24,309	440,003	—	386,549
Ivy High Income Fund	—	1,747,043	—	4,046,349
Ivy International Core Equity Fund	—	4,014,090	—	2,496,119
Ivy Large Cap Growth Fund	—	757,476	—	638,224
Ivy Limited-Term Bond Fund	408,805	441,638	88,374	626,036
Ivy Managed International Opportunities Fund	—	80,461	—	97,387
Ivy Micro Cap Growth Fund	—	157,388	—	197,357
Ivy Mid Cap Growth Fund	—	1,618,713	—	2,993,653
Ivy Mid Cap Income Opportunities Fund	—	70,438	—	20,828
Ivy Money Market Fund	—	—	—	—
Ivy Municipal Bond Fund	—	36,137	—	6,723
Ivy Municipal High Income Fund	—	111,401	—	45,948
Ivy Small Cap Growth Fund	—	422,676	—	544,640
Ivy Small Cap Value Fund	—	349,377	—	389,990
Ivy Tax-Managed Equity Fund	—	59,941	—	18,855
Ivy Value Fund	—	157,795	—	219,105

12. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Ivy Bond Fund				Ivy Core Equity Fund			
	Year ended 3-31-16		Year ended 3-31-15		Year ended 3-31-16		Year ended 3-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	23,299	$ 245,091	28,922	$ 307,839	11,640	$ 156,225	18,511	$ 266,897
Class B	281	2,936	175	1,860	137	1,546	208	2,579
Class C	1,574	16,461	1,539	16,374	1,662	19,826	3,240	41,788
Class E	93	969	69	734	202	2,753	204	2,936
Class I	1,085	11,345	624	6,644	3,045	46,161	12,325	197,611
Class R	265	2,758	8	86	64	866	62	916
Class R6	42	439	158	1,680	11,043	161,909	293	4,717
Class Y	240	2,508	256	2,730	3,556	53,138	3,244	49,873
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,591	16,732	1,372	14,619	2,966	38,712	3,019	41,836
Class B	7	75	8	87	57	637	63	759
Class C	35	371	29	312	798	9,173	850	10,497
Class E	8	88	8	85	54	698	45	617
Class I	18	184	11	113	784	11,279	885	13,448
Class R	1	12	—*	—*	8	106	7	103
Class R6	4	36	2	18	206	2,965	15	235
Class Y	6	64	6	63	434	6,089	348	5,153
Shares redeemed:								
Class A	(22,504)	(236,276)	(19,535)	(208,063)	(14,467)	(195,349)	(14,341)	(208,572)
Class B	(222)	(2,331)	(261)	(2,777)	(220)	(2,543)	(236)	(2,958)
Class C	(1,019)	(10,729)	(1,036)	(11,033)	(3,585)	(42,806)	(2,840)	(36,535)
Class E	(73)	(769)	(67)	(716)	(147)	(1,988)	(62)	(903)
Class I	(456)	(4,796)	(367)	(3,909)	(6,558)	(96,316)	(8,295)	(132,888)
Class R	(16)	(163)	—*	—*	(49)	(644)	(31)	(445)
Class R6	(20)	(212)	(28)	(296)	(910)	(12,997)	(48)	(743)
Class Y	(205)	(2,153)	(256)	(2,722)	(2,612)	(37,844)	(1,274)	(19,459)
Net increase	**4,034**	**$ 42,640**	**11,637**	**$ 123,728**	**8,108**	**$ 121,596**	**16,192**	**$ 237,462**

**Not shown due to rounding.*

	Ivy Cundill Global Value Fund				Ivy Dividend Opportunities Fund			
	Year ended 3-31-16		Year ended 3-31-15		Year ended 3-31-16		Year ended 3-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,882	$ 29,068	4,533	$ 79,789	3,370	$ 61,029	4,757	$ 97,124
Class B	4	52	7	109	42	741	59	1,186
Class C	255	3,443	216	3,523	471	8,150	725	14,494
Class E	8	128	20	364	41	745	54	1,093
Class I	179	2,806	379	6,891	263	4,757	1,797	38,196
Class R	1	11	—*	8	6	104	—	—
Class R6	5	77	118	2,213	18	315	25	515
Class Y	97	1,529	35	618	72	1,321	75	1,521
Shares issued in reinvestment of distributions to shareholders:								
Class A	120	1,767	—	—	1,419	24,638	1,727	33,227
Class B	—	—	—	—	37	630	54	1,024
Class C	3	43	—	—	190	3,257	237	4,495
Class E	—*	7	—	—	27	459	28	530
Class I	4	56	—	—	62	1,083	61	1,179
Class R	—*	—*	—	—	—	—	—	—
Class R6	1	19	—	—	2	25	1	21
Class Y	2	33	—	—	36	633	56	1,088
Shares redeemed:								
Class A	(6,051)	(94,160)	(5,568)	(96,602)	(5,019)	(91,393)	(4,410)	(90,071)
Class B	(59)	(832)	(111)	(1,809)	(198)	(3,524)	(132)	(2,618)
Class C	(352)	(5,040)	(421)	(6,849)	(862)	(15,431)	(461)	(9,220)
Class E	(18)	(285)	(20)	(363)	(49)	(879)	(26)	(533)
Class I	(193)	(3,013)	(475)	(8,447)	(223)	(4,037)	(1,640)	(34,928)
Class R	(1)	(17)	—	—	—*	(1)	—	—
Class R6	(21)	(312)	(39)	(667)	(7)	(130)	(3)	(54)
Class Y	(91)	(1,443)	(112)	(1,937)	(192)	(3,558)	(161)	(3,271)
Net increase (decrease)	**(4,225)**	**$(66,063)**	**(1,438)**	**$(23,159)**	**(494)**	**$(11,066)**	**2,823**	**$ 54,998**

Not shown due to rounding.

	Ivy Emerging Markets Equity Fund				Ivy European Opportunities Fund			
	Year ended 3-31-16		Year ended 3-31-15		Year ended 3-31-16		Year ended 3-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	8,831	$ 131,784	5,032	$ 78,482	2,619	$ 74,855	1,289	$ 37,351
Class B	50	595	13	166	8	222	7	177
Class C	1,045	13,754	224	3,064	227	6,249	71	1,937
Class E	—	—	—	—	—	—	—	—
Class I	12,674	195,097	818	13,262	1,086	31,972	169	4,986
Class R	351	4,898	14	216	6	179	—*	4
Class R6	293	4,234	451	7,576	17	485	78	2,295
Class Y	1,450	23,215	124	2,011	99	3,011	418	12,041
Shares issued in reinvestment of distributions to shareholders:								
Class A	248	3,341	217	3,297	21	600	89	2,467
Class B	2	26	—	—	—	—	—*	5
Class C	16	189	3	35	—	—	3	76
Class E	—*	1	—*	1	—*	—*	—*	2
Class I	75	1,033	81	1,259	11	311	21	570
Class R	—*	4	—*	1	—*	—*	—	—
Class R6	5	65	3	56	1	15	1	34
Class Y	5	71	5	81	—*	5	1	27
Shares redeemed:								
Class A	(9,794)	(139,261)	(13,724)	(213,816)	(1,469)	(41,023)	(1,747)	(50,218)
Class B	(158)	(1,893)	(262)	(3,414)	(23)	(627)	(38)	(1,016)
Class C	(822)	(10,141)	(1,072)	(14,622)	(128)	(3,392)	(106)	(2,887)
Class E	—	—	—	—	—	—	—	—
Class I	(11,619)	(174,048)	(2,780)	(44,731)	(405)	(11,483)	(282)	(8,220)
Class R	(42)	(548)	(3)	(46)	(1)	(17)	—	—
Class R6	(155)	(2,203)	(67)	(1,065)	(21)	(557)	(18)	(522)
Class Y	(1,337)	(18,573)	(238)	(3,758)	(128)	(3,659)	(433)	(12,168)
Net increase (decrease)	**1,118**	**$ 31,640**	**(11,161)**	**$(171,945)**	**1,920**	**$ 57,146**	**(477)**	**$ (13,059)**

	Ivy Global Bond Fund				Ivy Global Equity Income Fund			
	Year ended 3-31-16		Year ended 3-31-15		Year ended 3-31-16		Year ended 3-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	5,031	$ 46,635	6,962	$ 69,534	6,756	$ 84,231	8,630	$114,528
Class B	38	348	89	898	28	342	138	1,879
Class C	401	3,728	1,115	11,202	488	6,120	1,108	14,959
Class I	860	8,063	2,612	26,274	192	2,330	2,872	39,292
Class R	9	82	23	224	10	122	—*	2
Class R6	22	204	32	319	32	400	116	1,558
Class Y	98	927	353	3,535	36	441	662	9,104
Shares issued in reinvestment of distributions to shareholders:								
Class A	437	4,066	569	5,640	1,215	14,810	865	11,307
Class B	7	61	12	114	3	30	2	22
Class C	43	396	65	648	35	420	16	204
Class I	96	895	155	1,534	14	172	20	258
Class R	1	5	—*	5	—*	—*	—*	—*
Class R6	1	4	—*	1	6	70	4	49
Class Y	11	102	24	243	2	28	1	18
Shares redeemed:								
Class A	(9,393)	(87,177)	(7,768)	(76,932)	(6,131)	(75,975)	(4,338)	(57,955)
Class B	(197)	(1,858)	(181)	(1,779)	(14)	(168)	(137)	(1,871)
Class C	(1,441)	(13,365)	(1,294)	(12,766)	(343)	(4,103)	(728)	(9,939)
Class I	(4,027)	(37,203)	(2,932)	(28,856)	(137)	(1,672)	(2,380)	(32,434)
Class R	(6)	(56)	(6)	(59)	—*	(2)	—*	(1)
Class R6	(4)	(33)	(2)	(21)	(47)	(582)	(24)	(305)
Class Y	(368)	(3,438)	(591)	(5,716)	(18)	(219)	(638)	(8,776)
Net increase (decrease)	**(8,381)**	**$ (77,614)**	**(763)**	**$ (5,958)**	**2,127**	**$ 26,795**	**6,189**	**$ 81,899**

**Not shown due to rounding.*

	Ivy Global Growth Fund				Ivy Global Income Allocation Fund			
	Year ended 3-31-16		Year ended 3-31-15		Year ended 3-31-16		Year ended 3-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,437	$ 99,367	3,159	$131,190	13,167	$ 191,276	17,412	$ 270,113
Class B	18	637	28	1,044	57	780	39	596
Class C	172	6,157	118	4,366	2,488	35,063	3,007	45,764
Class E	—	—	3	128	41	598	30	461
Class I	891	37,653	662	27,895	3,168	46,828	3,490	55,050
Class R	43	1,729	31	1,309	—*	4	—*	8
Class R6	13	541	66	2,804	26	378	124	1,979
Class Y	334	13,390	239	10,043	69	982	79	1,233
Shares issued in reinvestment of distributions to shareholders:								
Class A	207	8,411	118	4,771	1,768	25,448	1,416	21,836
Class B	2	62	1	50	9	133	10	160
Class C	15	515	9	327	108	1,527	77	1,170
Class E	—*	3	—*	2	7	108	7	103
Class I	45	1,859	25	1,035	157	2,254	137	2,128
Class R	1	32	—*	7	—	—	—	—
Class R6	1	60	1	33	5	70	3	43
Class Y	4	160	4	148	5	68	11	182
Shares redeemed:								
Class A	(2,616)	(107,243)	(1,970)	(82,044)	(12,751)	(181,779)	(8,082)	(124,566)
Class B	(48)	(1,722)	(58)	(2,158)	(102)	(1,445)	(113)	(1,719)
Class C	(159)	(5,736)	(184)	(6,833)	(2,116)	(29,195)	(1,633)	(24,314)
Class E	—	—	(3)	(128)	(31)	(438)	(24)	(365)
Class I	(764)	(31,579)	(483)	(20,301)	(1,986)	(28,001)	(3,053)	(46,649)
Class R	(12)	(474)	(21)	(868)	—*	—*	—	—
Class R6	(8)	(319)	(8)	(335)	(14)	(206)	(12)	(191)
Class Y	(172)	(7,182)	(257)	(10,614)	(111)	(1,600)	(365)	(5,538)
Net increase	**404**	**$ 16,321**	**1,480**	**$ 61,871**	**3,964**	**$ 62,853**	**12,560**	**$ 197,484**

Not shown due to rounding.

	Ivy High Income Fund				Ivy International Core Equity Fund			
	Year ended 3-31-16		Year ended 3-31-15		Year ended 3-31-16		Year ended 3-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	78,014	$ 586,497	119,706	$ 1,020,573	40,471	$ 696,382	31,768	$ 594,509
Class B	445	3,270	512	4,338	157	2,413	206	3,601
Class C	24,085	181,242	49,207	419,101	10,221	159,550	4,549	75,594
Class E	228	1,704	246	2,081	98	1,695	59	1,125
Class I	97,027	721,563	244,300	2,083,688	76,156	1,300,207	40,214	745,987
Class R	2,923	22,122	4,369	37,218	1,464	25,019	787	14,630
Class R6	7,573	55,816	1,744	14,314	17,878	307,722	1,246	22,559
Class Y	25,565	191,403	53,561	453,614	17,363	293,941	24,856	443,115
Shares issued in reinvestment of distributions to shareholders:								
Class A	22,497	168,026	31,348	262,970	739	12,239	7,185	123,144
Class B	769	5,736	1,058	8,843	1	15	86	1,314
Class C	9,665	72,161	13,254	110,843	42	630	807	12,400
Class E	89	658	98	821	2	34	29	491
Class I	15,391	115,649	24,864	208,715	1,035	17,216	5,379	92,632
Class R	574	4,247	460	3,820	8	130	67	1,152
Class R6	345	2,473	44	362	143	2,391	32	549
Class Y	4,317	32,379	7,759	65,171	259	4,320	1,352	23,330
Shares redeemed:								
Class A	(191,909)	(1,411,639)	(264,430)	(2,248,615)	(22,721)	(381,922)	(15,561)	(292,844)
Class B	(5,530)	(40,731)	(3,968)	(33,430)	(290)	(4,357)	(229)	(3,868)
Class C	(85,521)	(632,034)	(81,869)	(686,963)	(3,016)	(44,667)	(1,663)	(27,663)
Class E	(368)	(2,717)	(256)	(2,140)	(46)	(775)	(38)	(717)
Class I	(241,309)	(1,787,156)	(423,122)	(3,591,356)	(34,754)	(574,949)	(12,568)	(233,911)
Class R	(1,679)	(12,357)	(1,096)	(9,133)	(287)	(4,714)	(47)	(895)
Class R6	(1,589)	(11,717)	(164)	(1,339)	(1,222)	(20,416)	(114)	(2,055)
Class Y	(62,673)	(471,947)	(98,822)	(831,671)	(11,273)	(192,331)	(4,990)	(90,620)
Net increase (decrease)	**(301,071)**	**$(2,205,352)**	**(321,196)**	**$(2,708,175)**	**92,428**	**$1,599,773**	**83,412**	**$1,503,559**

	Ivy Large Cap Growth Fund				Ivy Limited-Term Bond Fund			
	Year ended 3-31-16		Year ended 3-31-15		Year ended 3-31-16		Year ended 3-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	22,690	$ 422,491	16,050	$ 298,906	60,281	$ 651,914	59,088	$ 644,415
Class B	316	4,670	191	3,008	492	5,300	138	1,505
Class C	2,566	41,121	1,210	19,851	6,384	69,015	6,422	69,944
Class E	216	4,018	104	1,963	165	1,788	133	1,458
Class I	2,620	50,301	11,595	226,691	4,230	45,749	3,975	43,361
Class R	397	7,152	363	6,649	45	486	49	532
Class R6	117	2,226	316	6,224	86	930	394	4,298
Class Y	1,282	23,505	1,328	24,969	488	5,279	472	5,155
Shares issued in reinvestment of distributions to shareholders:								
Class A	3,824	70,292	3,719	67,420	1,895	20,500	1,887	20,589
Class B	52	764	51	757	6	63	7	76
Class C	343	5,435	317	5,029	63	683	61	671
Class E	37	682	32	578	4	48	4	46
Class I	839	16,061	977	18,356	57	619	54	587
Class R	73	1,300	108	1,917	—*	4	—*	2
Class R6	21	404	17	314	4	44	4	40
Class Y	389	7,300	480	8,871	21	224	28	301
Shares redeemed:								
Class A	(15,764)	(290,567)	(24,762)	(462,971)	(53,618)	(580,153)	(55,917)	(609,852)
Class B	(369)	(5,561)	(225)	(3,443)	(475)	(5,141)	(621)	(6,780)
Class C	(1,413)	(22,339)	(962)	(15,620)	(5,395)	(58,403)	(7,803)	(85,095)
Class E	(68)	(1,253)	(69)	(1,289)	(124)	(1,341)	(87)	(945)
Class I	(4,658)	(89,023)	(3,101)	(59,927)	(3,190)	(34,508)	(4,494)	(49,001)
Class R	(551)	(10,130)	(863)	(15,749)	(18)	(200)	(27)	(291)
Class R6	(71)	(1,336)	(28)	(560)	(180)	(1,950)	(92)	(1,001)
Class Y	(1,474)	(27,657)	(2,363)	(43,915)	(960)	(10,390)	(912)	(9,945)
Net increase	**11,414**	**$ 209,856**	**4,485**	**$ 88,029**	**10,261**	**$ 110,560**	**2,763**	**$ 30,070**

Not shown due to rounding.

	Ivy Managed International Opportunities Fund				Ivy Micro Cap Growth Fund			
	Year ended 3-31-16		Year ended 3-31-15		Year ended 3-31-16		Year ended 3-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	3,639	$ 36,592	3,832	$ 39,487	1,695	$ 37,277	2,910	$ 70,596
Class B	15	156	8	85	11	228	5	126
Class C	109	1,109	103	1,039	85	1,882	163	3,859
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	106	1,063	53	557	236	5,407	965	23,963
Class R	—*	2	—	—	6	128	15	358
Class R6	N/A	N/A	N/A	N/A	46	1,032	132	3,233
Class Y	67	722	53	546	13	317	94	2,346
Shares issued in reinvestment of distributions to shareholders:								
Class A	148	1,431	325	3,168	305	6,384	481	11,007
Class B	—*	1	2	20	4	72	5	106
Class C	1	7	5	46	18	359	24	533
Class E	—*	3	1	6	N/A	N/A	N/A	N/A
Class I	1	14	1	12	25	528	52	1,204
Class R	—	—	—	—	—*	9	1	11
Class R6	N/A	N/A	N/A	N/A	5	99	6	132
Class Y	1	6	2	19	2	44	5	118
Shares redeemed:								
Class A	(5,441)	(54,517)	(7,531)	(77,740)	(2,857)	(63,357)	(3,148)	(75,721)
Class B	(82)	(800)	(114)	(1,150)	(26)	(521)	(48)	(1,112)
Class C	(122)	(1,172)	(212)	(2,143)	(157)	(3,299)	(274)	(6,402)
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	(114)	(1,138)	(18)	(184)	(531)	(12,299)	(1,419)	(34,905)
Class R	—	—	—	—	(3)	(62)	(2)	(38)
Class R6	N/A	N/A	N/A	N/A	(41)	(857)	(44)	(1,067)
Class Y	(155)	(1,622)	(47)	(482)	(43)	(994)	(118)	(2,933)
Net decrease	**(1,827)**	**$(18,143)**	**(3,537)**	**$(36,714)**	**(1,207)**	**$(27,623)**	**(195)**	**$ (4,586)**

**Not shown due to rounding.*

	Ivy Mid Cap Growth Fund				Ivy Mid Cap Income Opportunities Fund			
	Year ended 3-31-16		Year ended 3-31-15		Year ended 3-31-16		Period from 10-1-14 to 3-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	10,174	$ 216,107	12,057	$ 281,178	6,690	$ 70,300	4,902	$ 52,192
Class B	121	2,107	63	1,235	N/A	N/A	N/A	N/A
Class C	3,205	60,931	4,089	85,160	207	2,157	492	5,131
Class E	75	1,556	66	1,505	—	—	401	4,160
Class I	25,264	563,891	53,994	1,339,577	119	1,283	1,426	14,833
Class R	1,173	24,509	1,275	29,268	—	—	401	4,158
Class R6	4,973	105,259	1,116	26,909	38	408	448	4,671
Class Y	6,442	141,675	8,826	211,673	148	1,505	681	7,101
Shares issued in reinvestment of distributions to shareholders:								
Class A	4,329	82,637	4,198	92,771	82	845	9	102
Class B	129	2,046	130	2,433	N/A	N/A	N/A	N/A
Class C	1,552	26,145	1,411	27,840	1	12	—*	1
Class E	38	705	31	660	—	—	—	—
Class I	9,144	185,349	10,285	240,061	1	10	1	8
Class R	321	6,036	350	7,626	—	—	—	—
Class R6	253	5,136	16	377	1	9	—*	2
Class Y	2,116	41,960	2,407	55,055	2	16	—*	1
Shares redeemed:								
Class A	(16,775)	(344,854)	(38,938)	(925,023)	(1,911)	(19,748)	(1,067)	(11,534)
Class B	(282)	(4,824)	(253)	(5,061)	N/A	N/A	N/A	N/A
Class C	(5,373)	(96,246)	(2,952)	(61,840)	(71)	(732)	(212)	(2,283)
Class E	(57)	(1,121)	(31)	(702)	—	—	(200)	(2,152)
Class I	(82,134)	(1,749,180)	(31,181)	(761,362)	(155)	(1,615)	(657)	(7,070)
Class R	(1,860)	(38,728)	(1,895)	(43,749)	—	—	(200)	(2,150)
Class R6	(2,486)	(49,938)	(47)	(1,164)	(10)	(107)	(210)	(2,257)
Class Y	(13,715)	(292,957)	(10,850)	(261,658)	(70)	(698)	(300)	(3,230)
Net increase (decrease)	**(53,373)**	**$(1,111,799)**	**14,167**	**$ 342,769**	**5,072**	**$ 53,645**	**5,915**	**$ 61,684**

	Ivy Money Market Fund				Ivy Municipal Bond Fund			
	Year ended 3-31-16		Year ended 3-31-15		Year ended 3-31-16		Year ended 3-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	200,299	$ 200,299	139,621	$ 139,621	6,586	$ 79,089	5,297	$ 63,416
Class B	6,630	6,630	3,443	3,443	67	803	31	375
Class C	74,816	74,816	73,295	73,295	1,044	12,558	629	7,532
Class E	4,778	4,778	2,639	2,639	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	401	4,822	300	3,592
Class Y	N/A	N/A	N/A	N/A	17	202	11	125
Shares issued in reinvestment of distributions to shareholders:								
Class A	27	27	25	25	271	3,249	251	3,003
Class B	1	1	1	1	2	24	2	30
Class C	7	7	6	6	28	333	27	328
Class E	1	1	1	1	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	11	128	5	65
Class Y	N/A	N/A	N/A	N/A	—*	7	—*	5
Shares redeemed:								
Class A	(152,973)	(152,973)	(158,165)	(158,165)	(3,982)	(47,689)	(2,949)	(35,284)
Class B	(4,587)	(4,587)	(6,070)	(6,070)	(56)	(665)	(54)	(650)
Class C	(62,687)	(62,687)	(75,175)	(75,175)	(506)	(6,075)	(420)	(5,031)
Class E	(3,388)	(3,388)	(2,746)	(2,746)	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	(109)	(1,304)	(46)	(553)
Class Y	N/A	N/A	N/A	N/A	(4)	(48)	(2)	(23)
Net increase (decrease)	**62,924**	**$ 62,924**	**(23,125)**	**$ (23,125)**	**3,770**	**$ 45,434**	**3,082**	**$ 36,930**

**Not shown due to rounding.*

	Ivy Municipal High Income Fund				Ivy Small Cap Growth Fund			
	Year ended 3-31-16		Year ended 3-31-15		Year ended 3-31-16		Year ended 3-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	25,667	$ 135,057	28,375	$ 148,417	5,298	$ 89,117	5,445	$ 96,695
Class B	199	1,048	262	1,372	43	591	23	345
Class C	8,691	45,804	10,798	56,371	969	14,100	952	14,864
Class E	N/A	N/A	N/A	N/A	73	1,236	75	1,327
Class I	33,698	177,247	53,531	278,745	2,453	50,180	2,888	61,921
Class R	N/A	N/A	N/A	N/A	856	14,412	836	14,750
Class R6	N/A	N/A	N/A	N/A	358	7,264	1,022	22,433
Class Y	1,496	7,875	6,269	32,806	2,420	47,994	2,182	45,257
Shares issued in reinvestment of distributions to shareholders:								
Class A	2,451	12,890	2,647	13,822	2,951	45,529	1,299	22,322
Class B	49	256	56	292	115	1,393	56	788
Class C	1,011	5,318	1,084	5,660	1,939	25,307	886	13,258
Class E	N/A	N/A	N/A	N/A	53	815	20	338
Class I	3,803	19,997	3,791	19,813	872	16,860	465	9,703
Class R	N/A	N/A	N/A	N/A	339	5,161	133	2,275
Class R6	N/A	N/A	N/A	N/A	122	2,371	53	1,117
Class Y	135	708	153	801	1,312	24,207	653	13,108
Shares redeemed:								
Class A	(25,405)	(133,482)	(32,839)	(171,072)	(6,796)	(112,319)	(8,112)	(144,617)
Class B	(408)	(2,144)	(446)	(2,336)	(197)	(2,566)	(189)	(2,766)
Class C	(9,790)	(51,467)	(10,029)	(52,204)	(2,358)	(33,616)	(2,910)	(45,486)
Class E	N/A	N/A	N/A	N/A	(46)	(731)	(36)	(638)
Class I	(37,399)	(196,480)	(41,358)	(214,997)	(3,613)	(72,765)	(5,078)	(109,634)
Class R	N/A	N/A	N/A	N/A	(760)	(12,435)	(821)	(14,390)
Class R6	N/A	N/A	N/A	N/A	(210)	(4,275)	(123)	(2,669)
Class Y	(1,642)	(8,614)	(5,371)	(28,341)	(4,142)	(82,260)	(3,696)	(76,230)
Net increase (decrease)	**2,556**	**$ 14,013**	**16,923**	**$ 89,149**	**2,051**	**$ 25,570**	**(3,977)**	**$ (75,929)**

	Ivy Small Cap Value Fund				Ivy Tax-Managed Equity Fund			
	Year ended 3-31-16		Year ended 3-31-15		Year ended 3-31-16		Year ended 3-31-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,815	$ 28,296	2,980	$ 53,172	3,510	$ 68,310	2,003	$ 36,831
Class B	9	109	13	206	25	478	32	575
Class C	196	2,695	220	3,538	214	3,999	79	1,403
Class E	—	—	7	144	N/A	N/A	N/A	N/A
Class I	283	4,756	995	19,120	211	4,081	119	2,254
Class R	89	1,395	73	1,303	N/A	N/A	N/A	N/A
Class R6	58	951	196	3,803	N/A	N/A	N/A	N/A
Class Y	256	4,274	284	5,104	6	124	13	233
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,826	25,741	1,347	22,316	94	1,840	67	1,230
Class B	31	361	24	342	—*	5	—*	5
Class C	163	2,028	108	1,610	4	69	2	35
Class E	1	18	1	14	N/A	N/A	N/A	N/A
Class I	185	2,797	170	2,973	4	73	1	21
Class R	20	280	9	147	N/A	N/A	N/A	N/A
Class R6	28	426	16	284	N/A	N/A	N/A	N/A
Class Y	55	807	30	517	—*	7	1	11
Shares redeemed:								
Class A	(3,934)	(61,834)	(3,932)	(70,450)	(1,522)	(28,839)	(775)	(14,169)
Class B	(64)	(834)	(61)	(944)	(21)	(392)	(12)	(214)
Class C	(372)	(5,135)	(337)	(5,460)	(44)	(814)	(51)	(926)
Class E	—	—	(8)	(144)	N/A	N/A	N/A	N/A
Class I	(427)	(6,960)	(928)	(17,208)	(155)	(2,960)	(23)	(418)
Class R	(37)	(577)	(35)	(607)	N/A	N/A	N/A	N/A
Class R6	(31)	(503)	(30)	(542)	N/A	N/A	N/A	N/A
Class Y	(354)	(5,977)	(318)	(5,941)	(20)	(383)	(5)	(100)
Net increase (decrease)	**(204)**	**$ (6,886)**	**824**	**$ 13,297**	**2,306**	**$ 45,598**	**1,451**	**$ 26,771**

Not shown due to rounding.

	Ivy Value Fund			
	Year ended 3-31-16		Year ended 3-31-15	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	2,974	$ 64,213	5,707	$ 139,648
Class B	34	693	82	1,928
Class C	293	6,025	519	12,514
Class E	—	—	6	158
Class I	125	2,804	948	23,810
Class R	1	8	—*	12
Class R6	35	770	56	1,343
Class Y	23	495	326	8,229
Shares issued in reinvestment of distributions to shareholders:				
Class A	1,436	29,148	877	20,627
Class B	19	364	14	309
Class C	100	1,969	59	1,343
Class E	1	18	1	11
Class I	43	871	67	1,589
Class R	—*	1	—*	—
Class R6	9	177	1	21
Class Y	3	67	24	575
Shares redeemed:				
Class A	(4,471)	(99,830)	(4,413)	(107,259)
Class B	(83)	(1,747)	(140)	(3,203)
Class C	(410)	(8,681)	(226)	(5,326)
Class E	—	—	(6)	(158)
Class I	(437)	(10,011)	(610)	(14,399)
Class R	—*	—*	—*	(4)
Class R6	(5)	(102)	(1)	(29)
Class Y	(67)	(1,551)	(310)	(7,213)
Net increase (decrease)	**(377)**	**$(14,299)**	**2,981**	**$ 74,526**

Not shown due to rounding.

13. COMMITMENTS ($ amounts in thousands)

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations. As of March 31, 2016, there were no outstanding bridge loan commitments.

14. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at March 31, 2016 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Bond Fund	$ 789,130	$ 15,926	$ 8,531	$ 7,395
Ivy Core Equity Fund	1,027,955	146,674	49,123	97,551
Ivy Cundill Global Value Fund	228,584	39,267	51,209	(11,942)
Ivy Dividend Opportunities Fund	302,961	65,050	6,395	58,655
Ivy Emerging Markets Equity Fund	433,561	67,479	17,399	50,080
Ivy European Opportunities Fund	217,717	21,250	13,703	7,547
Ivy Global Bond Fund	196,215	4,821	21,732	(16,911)
Ivy Global Equity Income Fund	281,872	22,434	14,095	8,339
Ivy Global Growth Fund	464,690	64,048	19,997	44,051
Ivy Global Income Allocation Fund	771,767	34,096	57,330	(23,234)
Ivy High Income Fund	5,451,180	37,043	810,248	(773,205)
Ivy International Core Equity Fund	4,647,387	282,518	391,736	(109,218)
Ivy Large Cap Growth Fund	1,279,949	505,727	29,424	476,303
Ivy Limited-Term Bond Fund	1,788,075	20,364	4,397	15,967
Ivy Managed International Opportunities Fund	181,342	16,450	—	16,450
Ivy Micro Cap Growth Fund	150,224	18,955	17,495	1,460

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Mid Cap Growth Fund	$2,873,265	$587,446	$321,106	$266,340
Ivy Mid Cap Income Opportunities Fund	110,546	10,977	2,640	8,337
Ivy Money Market Fund	223,719	—	—	—
Ivy Municipal Bond Fund	217,556	14,034	105	13,929
Ivy Municipal High Income Fund	1,298,064	106,054	60,939	45,115
Ivy Small Cap Growth Fund	748,361	225,430	29,507	195,923
Ivy Small Cap Value Fund	227,884	26,832	3,844	22,988
Ivy Tax-Managed Equity Fund	104,213	19,846	4,874	14,972
Ivy Value Fund	265,247	35,721	19,257	16,464

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended March 31, 2016 and the post-October and late-year ordinary activity were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Bond Fund	$ 18,123	$ 269	$ —	$ —	$—	$ —	$ —
Ivy Core Equity Fund	14,021	—	62,572	13,534	—	6,393	—
Ivy Cundill Global Value Fund	1,992	316	—	—	—	—	—
Ivy Dividend Opportunities Fund	3,493	1,029	30,139	2,949	—	—	—
Ivy Emerging Markets Equity Fund	4,983	—	—	—	—	—	363
Ivy European Opportunities Fund	948	103	—	—	—	—	—
Ivy Global Bond Fund	6,423	671	—	—	—	—	—
Ivy Global Equity Income Fund	9,054	954	8,438	—	—	—	—
Ivy Global Growth Fund	573	—	11,167	—	—	5,347	528
Ivy Global Income Allocation Fund	31,144	2,905	—	—	—	—	—
Ivy High Income Fund	487,204	4,073	—	—	—	—	—
Ivy International Core Equity Fund	42,519	14,862	—	—	—	—	—
Ivy Large Cap Growth Fund	—	—	109,373	786	—	—	—
Ivy Limited-Term Bond Fund	23,128	448	—	—	—	—	—
Ivy Managed International Opportunities Fund	1,484	—	—	—	—	—	140
Ivy Micro Cap Growth Fund	—	—	7,628	—	—	9,486	508
Ivy Mid Cap Growth Fund	47,509	—	339,017	—	—	11,675	7,226
Ivy Mid Cap Income Opportunities Fund	1,322	—	—	—	—	—	54
Ivy Money Market Fund	38	24	—	—	—	—	—
Ivy Municipal Bond Fund	4,224	66	—	—	—	—	—
Ivy Municipal High Income Fund	53,839	480	—	—	—	—	—
Ivy Small Cap Growth Fund	79	—	130,985	23,286	—	—	8,983
Ivy Small Cap Value Fund	—	—	33,901	—	—	1,830	—
Ivy Tax-Managed Equity Fund	350	—	1,745	—	—	316	61
Ivy Value Fund	5,446	2,035	28,458	—	—	2,936	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal year certain ordinary losses that generated between each January 1 and the end of its fiscal year.

Accumulated capital losses represent net capital loss carryovers as of March 31, 2016 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act was March 31, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a regulated investment company during the year ended March 31, 2016:

Fund	Pre-Enactment			Post-Enactment	
	Year of Expiration				
	2017	2018	2019	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Ivy Bond Fund	$18,939	$ —	$ —	$ 184	$ 7,733
Ivy Core Equity Fund	—	—	—	—	—
Ivy Cundill Global Value Fund	—	6,489	—	1,819	4,070
Ivy Dividend Opportunities Fund	—	—	—	—	—
Ivy Emerging Markets Equity Fund	—	606	—	112,894	—
Ivy European Opportunities Fund	—	115,739	—	13,346	4,370
Ivy Global Bond Fund	—	—	—	3,622	7,341
Ivy Global Equity Income Fund	—	—	—	14,916	3,278
Ivy Global Growth Fund	—	—	—	—	—
Ivy Global Income Allocation Fund	—	5,466	—	42,464	15,667
Ivy High Income Fund	—	—	—	52,939	458,854
Ivy International Core Equity Fund	—	—	—	166,514	4,858
Ivy Large Cap Growth Fund	20,021	—	—	—	—
Ivy Limited-Term Bond Fund	—	—	—	13,570	8,876
Ivy Managed International Opportunities Fund	10,327	6,481	10,440	—	—
Ivy Micro Cap Growth Fund	—	—	—	—	—
Ivy Mid Cap Growth Fund	—	—	—	—	—
Ivy Mid Cap Income Opportunities Fund	—	—	—	2,598	804
Ivy Money Market Fund	—	—	7	—	—
Ivy Municipal Bond Fund	101	84	146	185	2,633
Ivy Municipal High Income Fund	—	—	—	8,317	6,648
Ivy Small Cap Growth Fund	—	—	—	—	—
Ivy Small Cap Value Fund	—	—	—	—	—
Ivy Tax-Managed Equity Fund	—	—	—	—	—
Ivy Value Fund	—	—	—	—	—

Ivy Mortgage Securities Fund was merged into Ivy Bond Fund as of January 24, 2011. At the time of the merger, Ivy Mortgage Securities Fund had capital loss carryovers available to offset future gains of the Ivy Bond Fund. These carryovers are limited to $14,641 for the period ending March 31, 2017 and $4,298 for the period ending from March 31, 2018 plus any unused limitations from prior years.

Ivy Asset Strategy New Opportunities Fund was merged into Ivy Emerging Markets Equity Fund as of March 17, 2014. At the time of the merger, Ivy Asset Strategy New Opportunities Fund had capital loss carryovers available to offset future gains of the Ivy Emerging Markets Equity Fund. These carryovers are annually limited to $7,827 plus any unused limitations from prior years.

Ivy Managed European/Pacific Fund was merged into Ivy Managed International Opportunities Fund as of March 17, 2014. At the time of the merger, Ivy Managed European/Pacific Fund had capital loss carryovers available to offset future gains of the Ivy Managed International Opportunities Fund. These carryovers are annually limited to $2,377 plus any unused limitations from prior years.

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), partnership transactions, and expiring capital loss carryovers. At March 31, 2016, the following reclassifications were made:

Fund	Undistributed Net Investment Income	Accumulated Net Realized Gain (Loss)	Paid-In Capital	Unrealized Appreciation (Depreciation)
Ivy Bond Fund	$ 1,070	$ (1,052)	$ (18)	$—
Ivy Core Equity Fund	(1,762)	1,763	(1)	—
Ivy Cundill Global Value Fund	(226)	226	—	—
Ivy Dividend Opportunities Fund	(805)	806	(1)	—
Ivy Emerging Markets Equity Fund	(628)	1,253	(625)	—
Ivy European Opportunities Fund	(36)	36	—	—
Ivy Global Bond Fund	(1,469)	1,469	—	—
Ivy Global Equity Income Fund	(98)	98	—	—
Ivy Global Growth Fund	494	(276)	(218)	—
Ivy Global Income Allocation Fund	(1,406)	1,406	—	—
Ivy High Income Fund	(6,491)	6,496	—	(5)
Ivy International Core Equity Fund	15,446	(15,446)	—	—
Ivy Large Cap Growth Fund	3,814	—	(3,814)	—
Ivy Limited-Term Bond Fund	868	(868)	—	—

Fund	Undistributed Net Investment Income	Accumulated Net Realized Gain (Loss)	Paid-In Capital	Unrealized Appreciation (Depreciation)
Ivy Managed International Opportunities Fund	$ 3	$ —	$ (3)	$—
Ivy Micro Cap Growth Fund	3,124	344	(3,468)	—
Ivy Mid Cap Growth Fund	13	14	(27)	—
Ivy Mid Cap Income Opportunities Fund	(204)	271	(67)	—
Ivy Money Market Fund	—	—	—	—
Ivy Municipal Bond Fund	—	34	(34)	—
Ivy Municipal High Income Fund	—	(33)	33	—
Ivy Small Cap Growth Fund	238	13,233	(13,470)	(1)
Ivy Small Cap Value Fund	(1,463)	2,258	(795)	—
Ivy Tax-Managed Equity Fund	312	—	(312)	—
Ivy Value Fund	(3,750)	3,752	(2)	—

To the Shareholders and Board of Trustees of Ivy Funds:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ivy Bond Fund, Ivy Core Equity Fund, Ivy Cundill Global Value Fund, Ivy Dividend Opportunities Fund, Ivy Emerging Markets Equity Fund, Ivy European Opportunities Fund, Ivy Global Bond Fund, Ivy Global Equity Income Fund, Ivy Global Growth Fund, Ivy Global Income Allocation Fund, Ivy High Income Fund, Ivy International Core Equity Fund, Ivy Large Cap Growth Fund, Ivy Limited-Term Bond Fund, Ivy Managed International Opportunities Fund, Ivy Micro Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Mid Cap Income Opportunities Fund, Ivy Money Market Fund, Ivy Municipal Bond Fund, Ivy Municipal High Income Fund, Ivy Small Cap Growth Fund, Ivy Small Cap Value Fund, Ivy Tax-Managed Equity Fund, and Ivy Value Fund, twenty-five of the thirty-three funds constituting Ivy Funds (the "Funds"), as of March 31, 2016, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended (as to the Ivy Mid Cap Income Opportunities Fund, for the year then ended and for the period from October 1, 2014 (commencement of operations) through March 31, 2015), and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2016, by correspondence with the custodian, transfer agent, agent banks, and brokers; when replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds as of March 31, 2016, and the results of their operations, the changes in their net assets, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Kansas City, Missouri
May 23, 2016

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended March 31, 2016:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Ivy Bond Fund	$ —	$ —
Ivy Core Equity Fund	9,415,954	11,684,201
Ivy Cundill Global Value Fund	2,210,510	2,558,946
Ivy Dividend Opportunities Fund	3,300,485	3,479,679
Ivy Emerging Markets Equity Fund	189,156	4,924,661
Ivy European Opportunities Fund	—	1,393,063
Ivy Global Bond Fund	197,072	693,608
Ivy Global Equity Income Fund	2,647,139	9,907,152
Ivy Global Growth Fund	1,054,056	1,440,966
Ivy Global Income Allocation Fund	7,090,200	21,211,247
Ivy High Income Fund	—	—
Ivy International Core Equity Fund	1,017,096	47,277,725
Ivy Large Cap Growth Fund	—	—
Ivy Limited-Term Bond Fund	—	—
Ivy Managed International Opportunities Fund	412,059	1,818,576
Ivy Micro Cap Growth Fund	—	—
Ivy Mid Cap Growth Fund	37,301,753	38,684,497
Ivy Mid Cap Income Opportunities Fund	1,322,358	1,322,358
Ivy Money Market Fund	—	—
Ivy Municipal Bond Fund	—	—
Ivy Municipal High Income Fund	—	—
Ivy Small Cap Growth Fund	—	—
Ivy Small Cap Value Fund	—	—
Ivy Tax-Managed Equity Fund	349,755	349,755
Ivy Value Fund	4,335,128	4,806,372

Ivy Municipal Bond Fund and Ivy Municipal High Income Fund hereby designate $4,172,481 and $53,126,471, respectively, of the dividends declared from net investment income as exempt from federal income tax for the tax period ending March 31, 2016.

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Ivy Bond Fund	$ —
Ivy Core Equity Fund	62,571,543
Ivy Cundill Global Value Fund	—
Ivy Dividend Opportunities Fund	30,138,788
Ivy Emerging Markets Equity Fund	—
Ivy European Opportunities Fund	—
Ivy Global Bond Fund	—
Ivy Global Equity Income Fund	8,437,607
Ivy Global Growth Fund	11,167,141
Ivy Global Income Allocation Fund	—
Ivy High Income Fund	—
Ivy International Core Equity Fund	—
Ivy Large Cap Growth Fund	109,373,436
Ivy Limited-Term Bond Fund	—
Ivy Managed International Opportunities Fund	—
Ivy Micro Cap Growth Fund	7,628,407
Ivy Mid Cap Growth Fund	339,016,794
Ivy Mid Cap Income Opportunities Fund	—
Ivy Money Market Fund	—
Ivy Municipal Bond Fund	—
Ivy Municipal High Income Fund	—
Ivy Small Cap Growth Fund	130,985,205
Ivy Small Cap Value Fund	33,900,603
Ivy Tax-Managed Equity Fund	1,745,686
Ivy Value Fund	28,457,471

Income from Ivy Municipal Bond Fund and Ivy Municipal High Income Fund may be subject to the alternative minimum tax. Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

Internal Revenue Code regulations permit each qualifying Fund to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Fund. As of March 31, 2016, the Funds hereby designate the following as a foreign tax credit from the taxes paid on income derived from sources within foreign countries or possession of the United States:

	Foreign Tax Credit	Foreign Derived Income
Ivy Cundill Global Value Fund	$ 468,212	$ 5,130,828
Ivy European Opportunities Fund	359,323	5,021,416
Ivy Global Equity Income Fund	828,975	11,109,380
Ivy Global Income Allocation Fund	880,112	26,137,939
Ivy International Core Equity Fund	8,117,110	108,510,909
Ivy Managed International Opportunities Fund	332,433	2,389,976

The Trust is governed by the Board of Trustees (the "Board"). A majority of the Board members are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act and therefore qualify as Disinterested Trustees. The Board elects the officers who are responsible for administering the Funds' day-to-day operations. The Waddell & Reed Fund Complex ("Fund Complex") is comprised of the Ivy Family of Funds, the Ivy High Income Opportunities Fund (a closed-end fund) ("IVH") and the Advisors Fund Complex, which is comprised of each of the funds in the Waddell & Reed Advisors Funds (20 funds), Ivy Funds Variable Insurance Portfolios (29 funds) and InvestEd Portfolios (3 funds). Jarold W. Boettcher, Joseph Harroz, Jr., and Henry J. Herrmann also serve as trustees of each of the funds in the Advisors Fund Complex. Each member of the Board is also a member of the Board of Trustees of IVH.

Joseph Harroz, Jr. serves as Independent Chair of the Trust's Board and of the Board of Trustees of IVH.

A Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. The Board appoints officers and delegates to them the management of the day-to-day operations of each of the Funds, based on policies reviewed and approved by the Board, with general oversight by the Board.

The Statement of Additional Information ("SAI") for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.800.777.6472. It is also available on the Ivy Funds website, www.ivyfunds.com.

Disinterested Trustees

The following table provides information regarding each Disinterested Trustee.

Name, Address and Year of Birth	Position Held With the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Jarold W. Boettcher, CFA 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	2008	President of Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), Boettcher Aerial, Inc. (Aerial Ag Applicator) (1982 to present).	90	Director, Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director, Guaranty, Inc. (financial services) (1985 to present); Member, Kansas Board of Regents (2007 to 2011); Audit Committee Chairperson, Kansas Bioscience Authority (2009 to present); Member, Kansas Foundation for Medical Care (until 2011); Trustee, Advisors Fund Complex (52 portfolios overseen); Trustee, IVH.
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	2008	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (1999 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Premium Gold Foods (2006 to present).	38	Trustee, IVH.
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	2008 2008	Dean, College of Law, Vice President, University of Oklahoma (2010 to present); President of Graymark HealthCare (a NASDAQ listed company) (2008 to 2010); Adjunct Professor, University of Oklahoma Law School (1997 to 2010); Managing Member, Harroz Investments, LLC, (commercial enterprises) (1998 to present).	90	Director and Investor, Valliance Bank (2004 to present); Director, Foundation Healthcare, (formerly Graymark HealthCare) (2008 to present); Trustee, The Mewbourne Family Support Organization (2003 to present) (non-profit); Director/Trustee, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Trustee/Chairman, Advisors Fund Complex (52 portfolios overseen); Trustee, IVH.

Name, Address and Year of Birth	Position Held With the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	2008	Of Counsel, Lee & Smith, PC (law firm) (1996 to present); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (outdoor recreation) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm, emphasis on finance, securities, mergers and acquisitions law) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989).	38	Director, Thomas Foundation for Cancer Research (2005 to present); Trustee, IVH.
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	2008	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	38	Director, Executive Board, Cox Business School, Southern Methodist University (1998 to present); Director, Northwestern Mutual Funds (2003 to present); Chairman, CTMG, Inc. (clinical testing) (2008 to present); Trustee, IVH.
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	2008	Retired; formerly, CEO and Director of Asgard Holdings LLC (computer network and security services) (2002 to 2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992).	38	Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012 to 2015); Trustee, IVH.

Interested Trustees

Mr. Herrmann is "interested" by virtue of his current or former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including each Fund's investment manager, IICO, each Fund's principal underwriter, IFDI, and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), as well as by virtue of his personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee/Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	President Trustee	2008 2008	Chairman, WDR (January 2010 to present); CEO, WDR (2005 to present); President, CEO and Chairman, IICO (2002 to present); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993 to present); President and Trustee of each of the funds in the Fund Complex.	90	Director, WDR, IICO, WRIMCO, WISC, W&R Capital Management Group, Inc. and Waddell & Reed, Inc.; Director, Blue Cross Blue Shield of Kansas City (2007 to present); United Way of Greter Kansas City (2007 to 2012); Trustee, Advisors Fund Complex (52 portfolios overseen); Trustee, IVH.

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Trust's principal officers are:

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President Treasurer Principal Accounting Officer Principal Financial Officer	2008 2008 2008 2008	2006 2006 2006 2007	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006).
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President Chief Compliance Officer	2008 2008	2006 2004	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex.
Wendy J. Hills 6300 Lamar Avenue Overland Park, KS 66202 1970	Vice President General Counsel Assistant Secretary	2014 2014 2014	2014 2014 2014	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2014 to present); Senior Vice President and General Counsel of IICO (2014 to present); Vice President, General Counsel and Assistant Secretary for each of the funds in the Fund Complex (2014 to present).
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present).

* This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within Ivy Funds (each, a predecessor fund) (if applicable).

The following privacy notice is issued by Ivy Funds (the "Funds"), Ivy Investment Management Company ("IICO") and Ivy Funds Distributor, Inc. ("IFDI").

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IFDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IFDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

PROXY VOTING INFORMATION
Ivy Funds

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Ivy Funds

Portfolio holdings can be found on the Trust's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Ivy Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

HOUSEHOLDING NOTICE
Ivy Funds

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

This page has been intentionally left blank

The Ivy Funds Family

Domestic Equity Funds

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

Global/International Funds

Ivy Cundill Global Value Fund

Ivy Emerging Markets Equity Fund

Ivy Emerging Markets Local Currency Debt Fund

Ivy European Opportunities Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy Global Income Allocation Fund

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

Speciality Funds

Ivy Apollo Multi-Asset Income Fund

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy LaSalle Global Real Estate Fund[1]

[1](formerly known as Ivy Global Real Estate Fund)

Ivy LaSalle Global Risk-Managed Real Estate Fund[2]

[2](formerly known as Ivy Global Risk-Managed Real Estate Fund)

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund

Fixed Income Funds

Ivy Apollo Strategic Income Fund

Ivy Bond Fund

Ivy Global Bond Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

Ivy Targeted Return Bond Fund

1.800.777.6472
Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus, or summary prospectus, carefully before investing.

ANN-IVYFUNDS (3-16)